SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April, 4 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards Deputy Group Secretary

Prudential

Long-term HK thinking

Stock Code: 2378

Prudential plc Annual Report 2013

Delivering long-term value

The Group has delivered a strong performance in 2013, with our key financial metrics of IFRS operating profit, cash and new business profits all seeing double-digit growth. We have met all six of the 2013 ‘Growth and Cash’ objectives set in 2010, and the strength and sustainability of our performance have allowed the Board to recommend the rebase of our dividend upwards for the third time in four years.

These results are possible because we provide customers with products and services of value to them. Across Asia, we deliver health and protection products to families at an affordable price in markets where there are limited social safety nets. In the US, our range of variable annuities is providing income to retirees in the world’s largest retirement market. In the UK, we have a history of more than 165 years of providing savings and protection to policyholders whatever the prevailing economic conditions.

We believe the Group is well positioned to continue to deliver good value to customers and attractive returns to shareholders while continuing to manage capital prudently.

The directors’ report of Prudential plc for the year ended 31 December 2013 is set out on pages 1 to 12, 63 to 87 and 333 to 374 and includes the sections of the Annual Report referred to in these pages.

Creating value

Customers

23m

life customers worldwide

Investors

59%

total shareholder return achieved in 2013

Employees

22,308

employees worldwide

Societies

£18.5m

total community investment spend

Prudential plc Annual Report 2013 01

Contents

For an overview of our 2013 performance

Group Chief Executive’s report page 06

For information about our strategy and operating principles

Our strategy page 16

For information about our Board of directors

Board of directors page 64

View our report online www.prudential.co.uk

Group overview

1	03–12 Group

04 Chairman’s statement

06 Group Chief Executive’s report overview

Strategic report

2	13–61 Strategic

14 Who we are 34 Chief Financial Officer’s report

15 How our business works on our 2013 financial report

16 Our strategy performance

17 Implementing our strategy 46 Group Chief Risk Officer’s report

18 Measuring our performance on the risks facing our business

20 Our businesses and their and our capital strength

performance 54 Corporate responsibility review

Governance

63–87

3	64 Board of directors 86 Additional disclosures Governance

69 Corporate governance report 87 Index to principal directors’

69 Board report disclosures

73 Board committees

83 Corporate governance codes

84 Shareholders

Remuneration report

89–123

90 Annual statement from the 94 Directors’ remuneration policy

4	Chairman of the Remuneration 107 Annual report on remuneration Remuneration

Committee 120 Supplementary information

92 Our executive remuneration report

at a glance

Financial statements

5	125–293 Financial

statements

European Embedded Value (EEV)

6	basis results basis(EEV) European

295–332

results Embedded

Value

Additional information

333–374

7	334 Additional unaudited Additional

financial information

362 Risk factors

367 Glossary

371 Shareholder information information

373 How to contact us

Group overview

Strategic report

Governance

Remuneration report

Financial statements

European Embedded Value (EEV) basis results

Additional information

02 Prudential plc Annual Report 2013

Prudential plc Annual Report 2013 03

Section 1

Group overviewGroup

overview

04 Chairman’s statement

06 Group Chief Executive’s report

1

04 Prudential plc Annual Report 2013 Group overview

Chairman’s statement

Lasting value for customers and growing returns for shareholders

It gives me great pleasure to introduce Prudential’s 2013 Annual Report. The Group has delivered an excellent performance, providing value to our customers and strong returns to our shareholders.

This performance is underpinned by a clear focus on our purpose as a Group. Our businesses stand or fall by the service that we provide to our customers and the wider contribution that we make to the communities and societies of which we are a part. It is this foundation that allows us to continue our track record of more than 165 years of creating value for our customers, our shareholders and, ultimately, the countries in which we operate. Moreover, this adherence to our founding principles of integrity, security and prudence, and our investment in building quality teams everywhere we are active, have helped us deliver one of the strongest performances in the FTSE over recent years.

By offering security to individuals and families, our products provide opportunities for customers to build better futures for themselves and their children. By pooling savings and investing capital in areas such as infrastructure, we help to stimulate the economic activity that drives growth and creates more savings and thus more investment, helping to propel a virtuous circle of growth and prosperity. Our commercial success is predicated on our ability to make a positive social and economic contribution.

It is this commitment to creating lasting value for customers that enables us to continue to deliver strong returns to our shareholders. I am delighted to report that all of our businesses have contributed to our excellent performance in 2013, with our Asia operations driving profitable growth, while our focused businesses in the US and the UK continue to make good contributions.

The year marked an important step for the Group. In 2010 we set ourselves six demanding objectives on growth and cash generation to reach by the end of 2013. Meeting these objectives is a significant milestone and a testament to our clear and well-understood strategy and to the efforts of our management team, led by Group Chief Executive Tidjane Thiam.

‘Meeting these objectives is a significant milestone and a testament to our clear and well-understood strategy and to the efforts of our management team.’

Paul Manduca Chairman

These objectives were achieved in a challenging global context, marked by volatile market conditions, an uncertain economic environment, heightened regulation and historically low interest rates. Low interest rates are not only a problem for us as an insurer, but also for many of our customers, particularly in the UK, where they have had a significant and negative impact on returns for savers. There are now signs that the world’s economy is recovering, but the picture is still not fully clear and we shall proceed, as ever, with care.

At our investor conference in London in December 2013, our executive team set themselves new objectives to reach by 2017. Like their predecessors, these are demanding objectives, but I am confident that, given our recent performance and the strength of our management team, we will achieve them.

We are a growing business and we live in a regulatory environment that has put financial services firms under increasing scrutiny in the wake of the financial crisis. We use the cash we generate both to fund our growth and to build the strength of our balance sheet, ensuring that we retain prudent capital levels on the various capital metrics that our regulators monitor. We also work hard to increase the return to our shareholders prudently in the form of dividends.

The Board applies strict affordability tests against a broad range of criteria before making its dividend recommendation. It is the results of these tests, combined with the Group’s exceptionally strong performance in the past five years, that has enabled the Board to take the unusual decision to recommend the rebase of the dividend in consecutive years, 2012 and 2013. The Board has proposed a final dividend of 23.84 pence per share, which brings the total dividend for the year to 33.57 pence per share, 4.38 pence or 15 per cent higher than the 2012 total dividend.

Since I became Chairman, I have been determined to ensure that we have a Board that provides a channel for discussion with shareholders, maintains a good relationship with regulators and sets the tone for everything the business does. A financial services board needs to be strong in relevant expertise, not only to support the management team, but also to provide

Prudential plc Annual Report 2013 05

appropriate challenge. We took a number of steps in 2013 to strengthen the Board and better position it to contribute to Prudential’s commercial success.

Philip Remnant CBE became Senior Independent Director on 1 January, replacing myself in that role. Anthony Nightingale CMG joined the Board on

1 June as a non-executive director and member of the Remuneration Committee, replacing Keki Dadiseth, who retired from the Board on 1 May after eight years of valuable service. I would like to thank Keki for his hard work and trusted advice during his time on the Board and for the insights he brought us on a very important region for our company, Asia.

On 10 June, Alice Schroeder joined as an independent non-executive director and member of the Audit Committee. Formerly a managing director and a senior adviser at Morgan Stanley, Alice is highly respected by the international investment community and brings considerable insight into all aspects of the global insurance industry.

We also gained a new executive Board member in September when Jackie Hunt joined as Chief Executive of Prudential UK and Europe. She came to us from Standard Life plc, where she was Chief Financial Officer, bringing with her a proven record of delivery in the highly competitive UK insurance market.

I am confident that these additions will ensure that we have a Board that is well placed to seize the opportunities presented by returning global growth.

Jackie Hunt succeeded Rob Devey. I would like to thank Rob for the contribution he has made to the positive progress of Prudential UK and Europe over the past four years.

On 31 August, Michael Garrett retired from the Board after almost nine years as an independent director. I would like to thank him for his long period of service to the Group, during which his international business experience was of considerable value.

Besides the significant benefits provided by our business activities, we undertake corporate responsibility programmes in partnership with charitable organisations in our communities, providing long-term funding and deploying the expertise of our people.

33.57p

full-year dividend

15%

increase on 2012

I am particularly proud of the fact that so many of our people are taking part in our corporate responsibility programmes. Last year 8,155 colleagues gave their time and expertise to help improve the lives of people around the world. This commitment makes a real and long-term difference to others and is a clear example of the important role we play in our communities.

Many of our employees take part in the Chairman’s Challenge, our flagship volunteering programme, which encourages colleagues to participate in projects initiated by our global charity partners. Every year the projects supported by the Chairman’s Challenge increase in scope and quality and the 2013 programme has been a great success – from Age UK’s ‘Call in time’ telephone well-being service, which helps older people build confidence and remain in their homes for longer, to Plan International’s programme to develop financial and life skills for school children in ethnic communities in Chiangmai, Thailand.

It is a record of which I think we can be justifiably proud. However, it is not one upon which we can rest. I, together with others, will continue to work with our outstanding corporate responsibility teams to ensure people think of Prudential when they look for best practice in this area.

I would like to thank all our employees for their contribution to another successful year for Prudential. With their commitment, our strong management and our clear strategy, I am confident that we can continue to provide our customers with value and our shareholders with growing returns into the future, and further strengthen the communities we serve.

Paul Manduca Chairman

For more information on Prudential’s strategy and operating principles

Our strategy page 16

Group overview Chairman’s statement

06 Prudential plc Annual Report 2013 Group overview

Group Chief Executive’s report

Strong performance through focus on long-term opportunities

am pleased to report a strong performance in 2013. This Iperformance has enabled us to deliver all of our six 2013 ‘Growth and Cash’ objectives. Over the four-year period we gave ourselves to achieve these objectives, the Group’s performance has been transformed, with all our business units now making significant contributions to both earnings and cash generation from a starting point where in 2008 most of the Group’s earnings and cash were coming from our historic UK business.

In December 2013, we defined a new set of objectives that we aim to achieve by 2017. We are entering this new period with confidence in the prospects of the Group and the capacity of our teams across Asia, the US and the UK to execute. With our 2013 results, we have made a positive start towards our newly launched 2017 objectives.

The Group’s strategy remains unchanged and is focused on capturing three significant opportunities across our three geographic markets: (i) in Asia, the significant and growing protection needs of the emerging middle class, particularly in our ‘sweet spot’ markets of South-east Asia; (ii) in the US, the financial needs of the ‘baby-boomers’ as they transition into retirement; and (iii) in the UK, meeting the savings and retirement income needs of an ageing population. Our disciplined execution of this strategy has continued to drive profitable growth and higher cash generation, underlining our commitment to delivering both ‘Growth and Cash’.

Group performance1

Our Group IFRS operating profit2 based on longer-term investment returns increased by 17 per cent during the year to £2,954 million (2012: £2,520 million). Asia life operating profit2 was up 17 per cent3 to just over a landmark £1 billion, with collective double-digit growth from our four largest operations of Hong Kong, Singapore, Indonesia and Malaysia and increasingly material contributions from some of our smaller but fast-growing businesses such as the Philippines, Thailand and Vietnam. On an underlying basis4, Asia life IFRS operating profit was up 20 per cent3. US life IFRS operating profit increased 29 per cent to £1,243 million

‘I am pleased to report a strong performance in 2013. This performance has enabled us to deliver all of our six 2013 ‘Growth and Cash’ objectives.’

Tidjane Thiam Group Chief Executive

(2012: £964 million), reflecting our focus on driving fee income from our variable annuity business and a full year’s contribution of insurance income from REALIC. UK life IFRS operating profit was broadly in line with the prior year at £706 million (2012: £703 million) despite lower business volumes. M&G delivered record operating profit of £395 million, an increase of 23 per cent, reflecting continued strong third-party net inflows combined with favourable market movements in the period, which together have increased external funds under management by £14 billion to £126 billion (2012: increase of £20 billion to £112 billion).

Free surplus generation2 from our life and asset management businesses, a key indicator of the actual cash generation from our life in-force book and from our large asset management activities, was 15 per cent higher at £3,099 million, before reinvestment in new business, reflecting the benefits we derive from the increased scale of our in-force life portfolio and a growing contribution from our asset management businesses. Investment in new business of £637 million (2012: £618 million) has increased far less rapidly than new business profits, highlighting the capital-efficient nature of our growth. Net cash remittances from our businesses to the Group increased by 12 per cent to £1,341 million (2012: £1,200 million).

New business profit was up 16 per cent to £2,843 million (2012: £2,452 million), mainly led by 15 per cent growth in Asia, with strong contributions from both agency and bancassurance channels and 24 per cent growth from the US, reflecting the positive impact of pricing and product actions as well as the beneficial impact of rising interest rates.

APE sales increased by 5 per cent to £4,423 million (2012: £4,195 million), led mainly by our Asian business, which saw double-digit sales growth on a constant exchange rate basis in eight markets: Thailand up 79 per cent, China up 41 per cent, Hong Kong up 21 per cent, Vietnam up 20 per cent, Singapore, Indonesia and the Philippines up 18 per cent and Korea up 14 per cent. Jackson APE sales were higher at £1,573 million (2012: £1,462 million), reflecting the excellent progress achieved

Prudential plc Annual Report 2013 07

Group overview
Group Chief Executive's report

Our strategy and operating principles


Asia: accelerate
United States: build on strength
Asset management: optimise
United Kingdom: focus
Focus on customers & distribution
Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management

The Group's strategy remains unchanged and is focused on capturing three significant opportunities across our three geographic markets. Our disciplined execution of this strategy has continued to drive profitable growth and higher cash generation, underlining our commitment to delivering both 'Growth and Cash'.

For more information on Prudential's strategy and operating principles

Our strategy page 16

by our no-guarantees Elite Access variable annuity product, which delivered sales volumes of £2,585 million (US$4,045 million) in 2013, three times those achieved in 2012. In the UK, we continue to focus on value over volume, with retail APE sales lower by 12 per cent as the market adjusts to the post-Retail Distribution Review environment, while retail new business profits were 3 per cent lower year-on-year, as we have partially offset the impact of lower volumes through pricing and product actions. M&G has delivered strong net inflows of £9.5 billion (2012: £16.9 billion including one institutional debt mandate of £7.6 billion) as it benefits from record levels of retail sales from Continental Europe, while Eastspring Investments, our Asia asset management business, reported stable net inflows[5] of £1.6 billion (2012: £1.6 billion).

Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus[6] was estimated at £5.1 billion, equating to coverage of 2.8 times.

2013 'Growth and Cash' objectives

The Group has now delivered all six of the 2013 'Growth and Cash' objectives we set out at our 2010 investor conference.

- At full year 2013, Asia delivered new business profits of £1,460 million, ahead of its objective of doubling 2009 new business profits to £1,426 million.

£2,954m
IFRS operating profit

17%↑
increase on 2012

We had already achieved five of the six objectives early. To recap:

- At full year 2012, we more than doubled Asia's 2009 IFRS operating profit from £465 million to £988 million[12] (2013 objective: £930 million), achieving this objective a year earlier than planned;
- We also exceeded Asia's 2013 cash objective of £300 million, delivering £341 million at full year 2012, again achieving this objective a year earlier than planned;
- At the half year stage in 2013, we achieved two further objectives: delivering cumulative net cash remittances to the Group of almost £4.1 billion over the three and a half year period from 2010 against our end-2013 target level of £3.8 billion;
- Also at the half year stage in 2013, our US business remitted £294 million to Group, exceeding its 2013 cash remittance objective of £260 million; and
- Lastly, as announced at the investor conference in December 2013, the UK achieved its 2013 cash remittance objective of £350 million by remitting £355 million to the Group.

The successful delivery of all of our 2013 'Growth and Cash' objectives highlights the continued disciplined implementation of the Group's strategy. →

08 Prudential plc Annual Report 2013 Group overview

Group Chief Executive's report continued

2017 objectives

Looking ahead, confident in the future prospects of the Group, we announced new objectives[7] for 2017 at our investor conference in December 2013 in London. These objectives are:

(i) Asia underlying free surplus generation[8] of £0.9 billion to £1.1 billion in 2017 (2012: £484 million);

(ii) Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 to 2017 to reach at least £1,858 million in 2017 (2012: £924 million[9]); and

(iii) Group underlying free surplus generation of at least £10 billion cumulatively over the four-year period from 2014 to end-2017.

At the end of 2013, we have made an encouraging start towards achieving two of these 2017 objectives. We have grown Asia life and asset management pre-tax IFRS operating profit by 16 per cent[3] over 2012 and we have also delivered an 18 per cent[3] increase in underlying free surplus from Asia to £573 million in 2013. We will regularly update the market on our progress on all three objectives.

2017 objectives

	2013	2017 objective[7]
Asia underlying free surplus generation[8]	£573m	£0.9–£1.1bn
Asia pre-tax IFRS operating profit	£1,075m	>£1,858m
Cumulative Group underlying free surplus generation from 2014 to end-2017	N/A	>£10bn

Our operating performance by business unit

Asia

Prudential's businesses in Asia continued to perform well in 2013 against turbulent markets, particularly during the second half of the year. Significantly, we succeeded in more than doubling the 2009 new business profit (£713 million) by 2013, reaching £1,460 million. We have therefore completed all three Asia-specific financial objectives we set ourselves in 2010 – the IFRS profit and cash remittance objectives were achieved last year, one year ahead of our initial ambition. This performance reflects the appropriateness of our strategic choices and our discipline in building the distribution reach necessary to make our products and services available to Asia's rapidly growing middle classes so that we can both meet their needs and generate value for shareholders.

Operational highlights for 2013 reflect our continued focus on our 'sweet spot' markets, where the macro-economic, demographic, competitive and regulatory environments enable us to capitalise on our strengths and use multiple distribution channels to provide long-term savings and protection solutions to our customers. These same positive long-term drivers underpin our strong financial performance in 2013, with Asia IFRS operating profit up 16 per cent to £1,075 million (2012: £924 million[2,3]) and cash remitted to Group 17 per cent higher at £400 million (2012: £341 million).

In 2013 our Asia business delivered a 14 per cent increase in APE sales on a constant exchange rate basis (12 per cent on actual exchange rate) to £2,125 million. In times of currency volatility, comparison of results using constant exchange rates provides a better measure of underlying performance. In this paragraph, unless otherwise stated, movements are expressed on a constant exchange rate basis. Sales performance has been strong throughout the year, achieving double-digit growth in every quarter. Sales through the agency channel were 16 per cent higher, with increases in active manpower and improvements in productivity contributing broadly equally. Sales through bank partnerships grew by 18 per cent, excluding those from E-Sun, where we have chosen not to provide low-margin guaranteed products. Looking at our performance within the region, in Hong Kong our agency force continues to excel. We delivered a 30 per cent increase in agent productivity, with our with-profits and enhanced protection products proving to be especially popular. As a result, sales in Hong Kong grew by 21 per cent (up 23 per cent on actual exchange rate). Our multi-channel distribution in Singapore is particularly effective, with increases in active agency numbers (up 9 per cent) and productivity (up 10 per cent), coupled with very strong bancassurance partners in Standard Chartered Bank (SCB), United Overseas Bank (UOB) and Maybank, resulting in overall APE sales growth of 18 per cent (up 20 per cent on actual exchange rate). We continue to expand our agency force rapidly in Indonesia, with overall sales increasing by 18 per cent (up 7 per cent on actual exchange rate). As expected, we have seen average case sizes decline as we extend our reach outside Jakarta. However, over time, with increasing urbanisation, our first-mover advantage driven by our continued distribution expansion in upcoming cities and towns will drive long-term profitable growth. Malaysia APE sales were up 8 per cent excluding top-up products (up 7 per cent on actual exchange rate), which we have decided to de-emphasise deliberately. The 14 per cent increase (on actual exchange rate) in bancassurance sales from SCB and UOB in this market was particularly encouraging.

Our other smaller 'sweet spot' markets have also delivered excellent results, with collective growth in APE sales of 39 per cent. In the Philippines we have grown agency activity by 49 per cent and in Vietnam we have improved productivity by 16 per cent. In Thailand, the Thanachart bancassurance relationship is progressing well, delivering £22 million of APE sales in the first eight months of its operations. In Cambodia, where we launched in January 2013, our new life business has made a good start and the relationship with our distribution partner ACLEDA Bank is working well. We have also opened a representative office in Myanmar.

Our joint ventures in China and India represent different opportunities in these two large, but quite different markets. In China our business remains small in the context of the market, but we are very encouraged by the progress being made, with APE sales growth of 48 per cent in 2013. We consider this business to have great potential over the medium to long term. In India, our joint venture continues to be the market leader in the private sector, but the market is continuously going through fundamental restructuring and we expect it to remain challenging for some time.

We have niche positions in the Taiwanese and Korean markets that have been structured to meet our operating and financial disciplines, particularly around products and profitability. Within this context, both businesses are performing well. On 16 July 2013, we announced our intention to sell our closed-book life insurance business in Japan for US$85 million (£51 million at 31 December 2013 closing exchange rate), subject to regulatory approvals.

Asia's life new business profit grew by 15 per cent to £1,460 million (2012: £1,266 million), outpacing APE sales growth of 12 per cent. The beneficial impact of higher interest rates, primarily in Hong Kong, was offset by the weakening of some Asian currencies relative to UK sterling, primarily the Indonesian rupiah. There has clearly been downward pressure on some of our Asian currencies relative to UK sterling. We believe that the economic fundamentals of these economies remain very attractive in the long term and that the tensions observed currently will actually

Prudential plc Annual Report 2013 09

contribute to the long-term stabilisation and growth of these economies by improving their trade balances and ultimately their current account balances. We remain focused on managing each of our businesses at the local level and on their performance in local currency, which is more indicative of their true performance and of their actual long-term growth potential.

Life IFRS operating profit was

£1,001 million, up 17 per cent2,3, making a positive start towards our 2017 IFRS objective. EEV life operating profit grew by 22 per cent to £2,385 million, driven by our strong new business growth and the positive impact of higher interest rates on the in-force book.

Eastspring Investments saw net third-party inflows of £1.6 billion5, down on the half year mainly due to market volatility in the second half. Total funds under management (including money market funds) were up 3 per cent on the prior year (10 per cent on a constant currency basis) with net inflows and positive market movements being offset by currency weakness relative to UK sterling. IFRS profits were up 7 per cent and reflect discipline in cost management in challenging market conditions.

I am pleased to report that the long-running project to domesticate the Hong Kong branch of the Prudential Assurance Company has been successfully completed.

Asia remains a significant and attractive opportunity for the Group, underpinned by favourable structural trends of faster economic growth, leading to higher wealth, combined with growing and young populations, high savings rates and rising demand for protection. This is particularly true of the rapidly growing and increasingly wealthy Asian middle class. These opportunities are most evident in our ‘sweet spot’ markets of South-east Asia, including Hong Kong, where the combination of long-term structural trends and the breadth and depth of the Prudential franchise and distribution positions us well to achieve long-term sustainable and profitable growth.

US

The US delivered a strong performance in 2013, maintaining its disciplined approach to new business and management of the in-force book, while also improving its capital position. Total US IFRS operating profit increased 30 per cent to £1,302 million (2012: £1,003 million). Life IFRS operating profit in 2013 increased by 29 per cent, to £1,243 million, driven by higher fee income as a result of ongoing positive flows and appreciation in average account values, as well as a first full year’s contribution from REALIC. Reflecting the cash-generative nature of Jackson’s

£2,843m

EEV new business profit

16%

increase on 2012

£3,099m

underlying free surplus generation

15%

increase on 2012

business and capital formation during the year, cash remitted to the Group totalled £294 million, exceeding the 2013 objective of £260 million.

During 2013, equity markets experienced a strong rise as confidence in the US economy began to return and an increase in longer-dated Treasury yields followed long-anticipated actions by the Federal Reserve to taper bond purchases late in the year. In the variable annuity market, some larger variable annuity providers have consciously pulled back, while others are now returning. Against this background, Jackson’s market share of annuities with living benefits has remained relatively steady, while it is continuing to write new business at aggregate internal rates of return in excess of 20 per cent and with a payback period of two years.

Total variable annuity APE sales increased to £1,338 million in 2013 (2012: £1,245 million). This growth was exclusively driven by the rapid progress of Elite Access, our variable annuity without guarantees launched in early 2012, which contributed £259 million of APE sales in the period (2012: £85 million). Excluding Elite Access, variable annuity sales were 7 per cent lower than in 2012, which is the direct result of our disciplined approach to the management of the economic cycle in the variable annuity market. The success of Elite Access has helped increase the diversification of our product mix, with 31 per cent of our 2013 variable annuity sales not featuring living benefit guarantees (2012: 17 per cent). As a percentage of total sales, variable annuities with living benefit guarantees are at their lowest since 2008. In addition, during the second half of 2013 Jackson implemented various product initiatives to continue to balance value, volume, capital and balance sheet strength. Net inflows for variable annuities’ separate accounts continue to be strongly positive at £8.0 billion

(2012: £7.8 billion), reflecting the growth in new business sales and low, stable levels of policy surrenders. Combined with the additional positive impact of market appreciation, this increased separate account balances to £66 billion at 31 December 2013 (31 December 2012: £49 billion).

Fixed annuity APE sales of £55 million remained relatively flat compared to 2012, while fixed index annuity APE sales of £91 million decreased 17 per cent.

New business profit increased 24 per cent to £1,086 million, reflecting the benefits of our pricing and product actions, the contribution from Elite Access and the positive effects of higher long-term yields.

EEV life operating profit increased by 38 per cent to £2,221 million (2012: £1,610 million), reflecting higher new business profits (as mentioned above) and the increased scale of our in-force book, which includes a first full year’s contribution from REALIC.

Jackson’s Risk Based Capital ratio at the end of 2013 was 450 per cent, compared to 423 per cent at the end of 2012. In 2013, statutory capital generation was driven by the strong operating performance. This capital generation enabled Jackson to remit £294 million (2012: £249 million) to Group, while supporting its balance sheet growth.

Jackson’s strategy is unchanged. We continue to price new business on a conservative basis, targeting value over volume, and our financial market hedging remains focused on optimising the economics of our exposures, therefore accepting a degree of volatility in our accounting results where they are not aligned with the underlying economics. This approach has enabled Jackson to deliver significant profitable growth across the cycle while maintaining a strong balance sheet. Since 2008 Jackson has remitted over US$1.8 billion of cash to the Group, demonstrating that Jackson’s recent growth is quickly translating into profits and into cash, the ultimate metric of our successful strategy.

UK and Europe

The UK life and pensions industry underwent considerable regulatory and market change in 2013, with the appointment of two new industry regulatory bodies, the phasing in of auto-enrolment for company pensions and the introduction of the voluntary ABI Code on Retirement Choices. The implementation of the recommendations of the Retail Distribution Review has changed the distribution landscape and providers, distributors, advisers and their clients continue to adjust to the new environment. The Financial Conduct Authority’s Thematic Review into the UK annuity market, which ran throughout 2013,

Group overview Group Chief Executive’s report

10 Prudential plc Annual Report 2013 Group overview

Group Chief Executive’s report continued

concluded in February 2014 with the announcement that it was launching a further study to examine competition and choice in the retirement income market as a whole. We continue to support both regulatory and other initiatives to improve consumer experience and outcomes.

We continue to manage our UK business by focusing on our strengths in individual annuities and with-profits products. The combined financial strength and investment performance track record of Prudential’s UK with-profits fund provide a key source of differentiation in a competitive market. The performance of our with-profits fund in 2013 has allowed us to add an estimated £2 billion to with-profits policies in the year and policyholders will typically see year-on-year increases of between 5 per cent and 8 per cent in accumulating with-profits policy values over the past year. Total bonus payments are expected to top £2.0 billion in 2014.

The onset of the Retail Distribution Review has significantly impacted the timing of sales volumes in the UK retail investments markets over the last two years. For Prudential, this resulted in very strong sales of onshore bonds in 2012, due to heightened activity prior to the implementation of the Retail Distribution Review, while in 2013 volumes returned to levels consistent with 2011, the last ‘undisturbed’ year. Onshore bonds APE sales of £176 million were 23 per cent lower as a result, which contributed to an overall decrease in retail APE sales of 12 per cent, to £697 million (2012: £795 million).

In individual annuities, market volumes declined 15 per cent during the year10 against a strong comparative, due to increased activity in 2012 prior to the introduction of Gender Neutral Pricing and the Retail Distribution Review. Our annuity sales sourced from internal vestings decreased 10 per cent as more customers are opting to defer their retirement date, the effect of which is partly offset by higher average fund values. The proportion of our internal customers who chose a Prudential annuity remained in line with 2012. Overall APE sales from individual annuities were 14 per cent lower than in 2012.

In corporate pensions, we continue to focus on securing new members and incremental business from our current portfolio of customers and on additional voluntary contribution plans within the public sector, where we now provide schemes for 69 of the 99 public sector authorities in the UK (2012: 68 schemes).

In the wholesale market, we have continued our selective participation in bulk annuities based on strict return criteria and using our financial strength, superior investment track record, extensive mortality risk assessment experience and servicing capabilities. Bulk annuity APE sales amounted to £28 million (2012: APE sales of £41 million), contributing EEV new business profit of £30 million (2012: £39 million).

Retail new business profit of

£267 million in 2013 was 3 per cent below 2012, due to lower sales volumes, partly offset by the positive effects of product mix and proactive pricing actions. Overall, new business profits were 5 per cent lower year-over-year, reflecting lower bulk annuity volumes and lower retail new business profit.

IFRS life operating profit was in line with 2012 at £706 million (2012: £703 million), and EEV life operating profit of £1,033 million increased 19 per cent, reflecting our active management of the in-force book.

During 2013, the UK remitted cash of £355 million to Group (2012: £313 million), exceeding our cash objective of delivering £350 million.

In September 2013, Jackie Hunt joined as Chief Executive, Prudential UK and Europe, and became a member of the Board of Prudential plc. Jackie was previously Chief Financial Officer at Standard Life plc. Jackie is focused on delivering the strategic priorities for the business as outlined at the December 2013 investor conference.

Our direct advice service, Prudential Financial Planning, is seeing demand for advice from our existing direct customers. Adviser numbers grew to 196 advisers by the end of 2013, in line with our expectations.

£1,341m

net cash remittances from business units

12%

increase on 2012

During 2013, we commenced sales operations in Poland, one of Europe’s fastest-growing economies, which has an expanding middle class and high savings rates. We have made a good start to the business, building an agency sales network of 481 financial planning consultants across 12 branches. The agency sales network will continue to be rolled out to other major Polish cities and towns during 2014.

M&G

Equity markets in developed economies rose to pre-crisis levels during 2013. By contrast, emerging markets suffered a series of setbacks as concerns about slowing economic growth in China and the tapering of quantitative easing in the US weighed heavily on investor sentiment.

Against this backdrop, M&G continues to deliver strong investment performance. Over the three years to 31 December 2013, 21 retail funds, representing approximately 69 per cent of its retail funds under management, produced first or second-quartile investment returns. The performance of funds managed on behalf of segregated institutional fixed income clients also remains very strong, with all actively managed fixed income mandates outperforming their benchmarks over this period.

M&G has pursued business diversification across funds, asset classes and geographies. Its retail funds are now registered for sale in 20 jurisdictions and M&G has operations in 18 countries.

Net retail fund flows in Continental Europe reached a record level of £7.6 billion, a 46 per cent improvement on the previous year. European retail funds under management now total £23.7 billion, up 64 per cent year-on-year, and represent 35 per cent of total retail funds under management, compared with 26 per cent at the end of 2012.

In the UK, M&G’s business has slowed after four consecutive years as the number-one house for net retail sales between 2009 and 2012. M&G remained the number-one firm for gross sales over the calendar year 2013, thereby leading the market for five consecutive years. However, the business did experience modest net outflows of £0.7 billion during the year, largely reflecting the decision in 2012 to slow flows into two market-leading UK corporate bond funds to protect investment performance. Investor appetite for equities strengthened in 2013 as markets recovered, but in many European countries fund buyers continue to have a structural preference for bonds and also favour mixed-asset funds.

It is still too early to offer a definitive assessment of the impact of the Retail Distribution Review, although we do

Prudential plc Annual Report 2013 11

expect more focus in the market on price. In the past few weeks, platforms have begun to disclose their own service pricing and any special fund fees agreed with asset managers. Those managers with strong brands and a reputation for investment performance will be expected to better withstand any such pressures on asset management fees.

M&G has continued its efforts to diversify its fund range. During the year, 10 retail funds attracted net sales of at least £100 million each, with the majority of money continuing to go into the M&G Optimal Income Fund, a flexible bond portfolio, and into the M&G Global Dividend Fund. Total net retail sales for the year were £7.3 billion, including the contribution from M&G’s associate company in South Africa. This is the fourth time in five years that M&G has posted net retail inflows exceeding £7 billion. After this very strong period of sustained net sales, we expect business to return to less elevated levels in 2014. Total retail funds under management at 31 December 2013 were £67.2 billion, 22 per cent higher than at the end of 2012 and up 251 per cent since the end of 2008.

M&G’s institutional business recorded net inflows of £2.1 billion during 2013, mainly through increased sales of alternative credit and leveraged loan products. Net inflows of £9.0 billion in 2012, a record level, included a single low-margin mandate of £7.6 billion. Over the year, total institutional funds under management increased by 3 per cent to £58.8 billion, and have now more than doubled since the end of 2008.

As in previous years, M&G has a strong pipeline of institutional business still to fund. Products designed to help fill the gap left by the decline in long-term commercial bank loans continue to attract considerable interest, while opportunities to lend to medium-sized companies and infrastructure projects are improving. M&G currently manages, on behalf of Prudential and external investors, around £24 billion of direct infrastructure investments and provides around £11 billion of funding to the wider UK economy. As well as providing loans to British business and other organisations, these include investments in social and economic infrastructure, (eg public and private investment in utilities, energy, transport, hospital and schools) and investment in social and residential housing, as mentioned below.

Our property business, formerly known as PRUPIM, was rebranded M&G Real Estate during the year. During 2013 it completed £3.5 billion of property transactions, covering both acquisitions and disposals. It has also returned to the

‘The Board proposes to rebase the full-year dividend upwards by 4.38 pence, due to the strong and sustained operational and financial performance of the Group.’

Tidjane Thiam Group Chief Executive

UK residential property market for the first time in 30 years with a £105 million investment in London housing.

Fund sales, combined with a

15 per cent increase in equity market levels and an 8 per cent rise in bond markets, pushed total funds under management to £244.0 billion at 31 December 2013, 7 per cent higher than at the end of 2012. External client assets rose 13 per cent to £126.0 billion, nearly treble their level at the end of 2008, and accounted for 52 per cent of the total.

M&G’s operating profit rose by 23 per cent to £395 million, a new record. Underlying profits – excluding performance fees, carried interest and profits from our associate company – were up 20 per cent to £358 million. Over the past five years, underlying profits have grown at an annualised rate of 15 per cent, principally reflecting the consistent accumulation of external assets on the back of strong net sales.

M&G’s cost/income ratio remained unchanged at an historic low of 59 per cent, with higher fee income offsetting a larger cost base from increased headcount and ongoing investment in operational infrastructure.

M&G continues to provide capital-efficient profits and cash generation for the Group and remitted cash totalling £235 million during 2013, compared with £206 million in 2012.

M&G has been recognised for its investment performance with numerous awards, including Investment Manager of the Year, Fixed Income Manager of the Year and Real Estate Manager of the Year at both the Financial News Awards 2013 and European Pensions Awards 2013.

The business remains focused on delivering excellent investment performance and service to its clients while continuing to seek diversification by both asset class and geography. It is the commercialisation of this investment performance through the acquisition of new fund flows that produces attractive profits and cash flow for the Group.

Capital and risk management

We take a disciplined approach to capital management and have continued to implement a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measure of the Insurance Groups Directive (IGD), our Group capital surplus position at 31 December 2013 was estimated at £5.1 billion, before allowing for the final dividend, equating to coverage of 2.8 times.

With greater visibility on the potential outcome of Solvency II, we are reporting an economic capital11 surplus of £11.3 billion (2012: £8.8 billion), which is equivalent to an economic solvency ratio of 257 per cent (2012: ratio of 215 per cent). This result is based on an assumption of US equivalence, with no restrictions being placed on the economic value of overseas surplus, and using our internal model, which has not yet been reviewed or approved by the Prudential Regulation Authority.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer. Prudential is monitoring the development and the potential impact of the framework of policy measures and engaging with the Prudential Regulation Authority on the implication of this designation.

Dividend

The Board proposes to rebase the full-year dividend upwards by 4.38 pence, due to the strong and sustained operational and financial performance of the Group, evidenced by the achievement of all our demanding 2013 ‘Growth and Cash’ objectives. The directors recommend a final dividend of 23.84 pence per share (2012: 20.79 pence), which brings the total dividend for the year to 33.57 pence, representing an increase of 15 per cent over 2012.

The Board applies strict affordability tests against a broad range of criteria before making its dividend recommendation. It is the result of these tests, combined with the Group’s exceptionally strong performance in the

Group overview Group Chief Executive’s report

12 Prudential plc Annual Report 2013 Group overview

Group Chief Executive’s report continued

Full-year dividend

+15%

33.57p

29.19p

23.85p 25.19p

19.85p

2009 2010 2011 2012 2013

past five years, that has enabled the Board to take the unusual decision to recommend the rebase of the dividend in consecutive years, 2012 and 2013.

It is worth emphasising here again that, although the Board has been able to recommend three upward rebases in the last four years, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook

In 2013, we have delivered a strong performance.

The global macroeconomic environment is improving, with many signs of recovery in the US and the UK. While the transition to a world with a more normal US monetary policy might create some challenging short-term market and currency volatility in financial markets, a return to global growth and to a more normal interest-rate environment and the robust nature of the long-term secular drivers we benefit from in Asia are all positives for our business in the medium term.

We remain focused on pursuing the three significant opportunities – the significant protection gap in the Asian middle class, the transition of US ‘baby-boomers’ into retirement and the need for savings and retirement income for an ageing population in the UK – that are core to our strategy.

Of these, Asia remains more than ever central to the long-term, profitable growth opportunities for the Group. The longer-term structural trends of a rapidly growing and wealthier middle class with significant unmet needs for savings and protection remain intact and underpin our prospects in the region. We fully recognise the challenges that some of the economies in the region must deal with and we are never complacent in managing our diversified portfolio of businesses. We believe that the strength of our franchise in Asia, with leadership positions across our ‘sweet spot’ markets of South-east Asia, including Hong Kong, and our multi-channel, multi-product platform position us well to profitably capture this multi-decade opportunity.

In the US and the UK, we remain focused on meeting the needs of our customers and continue to implement a prudent strategy, putting value ahead of volume. This allows us to generate significant levels of earnings and cash in both geographies.

Over the last five years, the overall performance of the Group has been transformed, with all four of our businesses now making significant and – in Asia and the US – growing contributions to both earnings and cash generation, from a starting position where the UK was by far the main contributor to earnings and to cash generation. This newly achieved diversification of our cash generation lends both strength and resilience to the Group’s performance over the medium term.

The disciplined execution of our strategy has enabled us to deliver all of the six challenging 2013 objectives following one of the worst financial crises in history. Our confidence in the future prospects of the Group and our ability to execute across our businesses in Asia, the US and the UK is encapsulated in the three new objectives for 2017 that we announced at our December 2013 investor conference.

We believe the Group is well positioned to continue to deliver good value to customers and attractive returns to shareholders while continuing to manage capital prudently.

Tidjane Thiam Group Chief Executive

Notes

1 The comparative results shown above and elsewhere in this document have been prepared using an actual exchange rate (AER) basis except where otherwise stated. Comparative results on a constant exchange rate (CER) basis are also shown for the analysis of IFRS and EEV operating profit based on longer-term investment returns in the Chief Financial Officer’s report on our 2013 financial performance.

2 The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note A2 in the IFRS financial statements. In addition, following its reclassification as held for sale during 2013, operating results exclude the results of the Japan life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

3 Excluding the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

4	Underlying basis is calculated at constant exchange rate.
5	Excluding money market funds.
6	Before allowing for final dividend.

7 The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

8 Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

9 Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

10 Source: Q4 2013 ABI APE Market Data.

11 The methodology and assumptions used in calculating the economic capital result are set out in note II of Additional unaudited financial information. The economic solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

12 As previously published.

Prudential plc Annual Report 2013 13

Section 2

Strategic report

14 Who we are

15 How our business works

16 Our strategy

17 Implementing our strategy

18 Measuring our performance

20 Our businesses and their performance 20 Asia

25 US 28 UK 31 M&G

34 Chief Financial Officer’s report on our 2013 financial performance

46 Group Chief Risk Officer’s report on the risks facing our business and our capital strength

54 Corporate responsibility review

Strategic report

2

14 Prudential plc Annual Report 2013 Strategic report

Who we are

Prudential plc is an international financial services group serving around 23 million insurance customers and has £443 billion of assets under management. We are listed on stock exchanges in London, Hong Kong, Singapore and New York.

Prudential Corporation Asia

Prudential is a leading international life insurer in Asia, with life and/or asset management operations in 14 markets and serving the emerging middle class families of the region’s powerhouse economies. We have built a high-performing platform with effective multichannel distribution, a product portfolio centred on regular savings and protection, award winning customer services and a well-respected brand.

12m

life customers

Prudential Corporation Asia page 20

Prudential UK & Europe

Prudential UK delivers value for the Group through a relentless focus on the life and pensions needs of the age cohorts where wealth is most heavily concentrated. Our expertise in areas such as longevity, risk management and multi-asset investment, together with our financial strength and highly respected brand, means that the business is strongly positioned to continue pursuing a value-driven strategy built around our core strengths.

7m

life customers

Prudential UK & Europe page 28

Jackson

Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions aimed at the 77 million ‘baby-boomers’. Founded over 50 years ago, Jackson has a long and successful record of providing advisors with the products, tools and support to design effective retirement solutions for their clients.

4m

life customers

Jackson page 25

M&G

M&G has been investing money for individual and institutional clients for over 80 years, and has grown to be one of Europe’s largest retail and institutional fund managers by developing its enduring expertise in active investment. M&G has a conviction-led and long-term approach to investment, believing the best returns are delivered for clients through active management by developing a deep understanding of the companies and organisations in whose equities, bonds or property M&G invests.

£244bn

assets under management

M&G page 31

Prudential plc Annual Report 2013 15

How our business works

We provide protection and savings opportunities to our customers, social and economic benefits to the communities in which we operate, jobs and opportunities to our employees, and financial benefits for our investors. By offering security, pooling savings and making investments, we help to drive the cycle of growth.

What we do and how we do it

Life insurance Prudential provides savings, protection and retirement products, which offer security for individuals and benefit societies

Asset management Prudential helps customers to grow and protect their savings and investments

Markets

Operate in markets with suitable demographics and opportunities

Operate in suitable markets and identify investment opportunities with attractive risk-return profile

Products

Design products that meet our customers’ savings and protection needs

Offer valued and innovative products underpinned by good investment performance

Brands and distribution

Develop trusted brands and effective distribution channels that enable us to better understand and service customers’ savings and protection needs

Trusted brands, market span and strong distribution links help us to attract new monies and retain existing assets

Customers

Invest customers’ savings in a way that reflects their personal needs and risk tolerance. Provide financial protection to customers for adverse events

Leverage asset management capabilities to generate value for our customers and shareholders

Generate valuable returns for our customers through good investment performance

Shareholders

Generate value for shareholders through being rewarded for managing customer savings and through insurance profits from the protection given to policyholders

Generate value for shareholders through fee income from managing growing funds under management

Delivering for our stakeholders

We create financial benefits for our investors and deliver economic and social benefits for our customers, employees and societies in which we operate

Customers

Investors

Employees

Societies

Providing financial security and wealth creation

Growing dividends and share price performance enhances shareholder value

Providing an environment with equal opportunities, career potential and reward means that we have the best people to deliver our strategy

Supporting societies where we operate, through investment in business and infrastructure, tax revenues and community support activities

23m

total 59% shareholder return1

22,308

£18. 5m

life customers

achieved in 2013

employees worldwide

total community investment spend

Note

1 Total shareholder return represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the

Company’s shares on the ex-dividend date.

16 Prudential plc Annual Report 2013 Strategic report

Our strategy

Our strategy is designed to create sustainable economic value for our customers and our shareholders. It is focused on three long-term opportunities:

The significant protection gap in Asia;

The transition of US baby boomers into retirement; and

The UK ‘savings gap’ and ageing population in need of returns and income.

Asia: accelerate

The Asian middle class population is forecast to double by 2020 and will then represent over half of the global middle class. This group is getting wealthier and will have significant and growing needs for protection against illness and accident.

United States: build on strength

The US ‘baby boomer’ generation is the wealthiest demographic in the global economy. Over the next 20 years they will be retiring at a rate of 10,000 per day, creating significant demand for retirement services.

Asset management: optimise

Europe is home to the second-largest retail asset management industry in the world, with over £5.8 trillion of assets. Asset managers with trusted brands and superior investment performance will see increasing demand for their products.

United Kingdom: focus

The UK has an ageing population and a ‘savings gap’, that is unsustainable over the long term. This will drive increasing demand for savings products and retirement income solutions.

We believe that in order to do well for our shareholders we must first do good for our customers. Hence, customers are at the centre of our operating principles.

Our products are designed to provide peace of mind to our customers, whether that be in relation to saving for retirement, or insuring against the risks of illness or death. Satisfied customers are a key driver of our growth as they become our advocates, recommending our products and services to their friends and families.

Distribution plays a key role in our ability to reach, attract and retain these valued customers across our regions. Building out and diversifying our distribution platform in order to reach a growing customer base will help ensure that we fully capitalise on the opportunities available to us in each of our regions.

Prudential plc Annual Report 2013 17

Implementing our strategy

Our strategy is underpinned by a set of key operating principles.

Balanced metrics and disclosures We aim to have clarity and consistency internally and externally in the performance indicators that drive our businesses. Alongside this we develop our financial disclosures to enable our external stakeholders to fairly assess our long-term performance. We have three objectives: To demonstrate how we generate profits under the different accounting regimes; for example, in the IFRS sources of earnings disclosures within the Chief Financial Officer’s report; To show how we think about capital allocation via a number of metrics that highlight the returns we generate on capital invested in new business, including internal rates of return, payback periods and new business profitability; and To highlight the cash generation of our business, which over time is the ultimate measure of performance.

Disciplined capital allocation We rigorously allocate capital to the highest-return product and geographical locations with the shortest payback periods, in line with our risk appetite. This has had a positive and significant impact, so that over the last five years, new business capital investment has declined by 6 per cent, while new business profits have increased by 77 per cent. This has, in turn, transformed the capital dynamics of our Group: for example, the free capital generated from our existing life and asset management operations reached £3.1 billion in 2013 compared to £2.1 billion five years ago. This transformation enabled our business operation to remit £1,341 million to the Group, nearly double the level of remittance five years ago.

Proactive risk management Balance sheet strength and proactive risk management enable us to make good our promises to customers and are therefore key drivers of long-term value creation and relative performance. We have continuously strengthened our capital position since 2008, in spite of the financial crisis and the challenging macroeconomic environment that followed. Management actions that have been taken over this period include: The sale of our capital-intensive Taiwan agency business in 2009, improving our IGD capital position; The establishment of £1.9 billion of credit default reserves1 in the UK annuity business; and Controlling sales of US variable annuities in a manner which appropriately balances value, volume, capital generation and balance sheet risk.

Note

1	On a statutory (Pillar 1) basis.

Our strategy

Strategic report Implementing our strategy

18 Prudential plc Annual Report 2013 Strategic report

Measuring our performance

To create sustainable economic value for our shareholders we focus on delivering growth and cash while maintaining adequate capital.

Our strategy and operating principles


Asia: accelerate
United States: build on strength
Focus on customers & distribution
Asset management: optimise
United Kingdom: focus
Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management

Prudential takes a balanced approach to performance management across IFRS, EEV and cash. We aim to demonstrate how we generate profits under different accounting bases, to highlight the returns we generate on capital invested, and to highlight the cash generation of our business.

Profit, cash and capital

What we measure and why | **Performance[1]** | **Commentary**

IFRS operating profit[2,7]

IFRS operating profit is our primary measure of profitability. This measure of profitability provides an underlying operating result based on longer-term investment returns and excludes non-operating items.


CAGR +20%
£1,446m
£1,823m
£2,017m
£2,520m
£2,954m
2009
2010
2011
2012
2013

- Group IFRS operating profit increased by 17 per cent in 2013 compared to 2012, reflecting strong growth in Asia and the US, which were up 10 per cent and 30 per cent respectively.

EEV operating profit[3,7]

Embedded value reporting provides investors with a measure of the future profit streams of the Group's long-term businesses and includes profit from our asset management and other businesses. It is provided as additional information to our IFRS reporting. As with IFRS, EEV operating profit reflects the underlying results based on longer-term investment returns.


CAGR +16%
£3,093m
£3,702m
£3,981m
£4,313m
£5,580m
2009
2010
2011
2012
2013

- Group EEV operating profit in 2013 increased by 29 per cent compared to 2012, driven by higher new business profits and increased contributions from the in-force business.

EEV new business profit[3]

EEV new business profit represents a measure of the future profitability of all new business sold in the year. Life insurance products are, by their nature, long term and generate profit over a significant number of years. EEV new business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting.


CAGR +15%
£1,619m
£2,028m
£2,151m
£2,452m
£2,843m
2009
2010
2011
2012
2013

- EEV new business profit increased by 16 per cent in 2013 compared to 2012, reflecting higher sales and improved margins.

Prudential plc Annual Report 2013 19

What we measure and why | **Performance[1]** | **Commentary**

Group free surplus generation[4,7]

Free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business, and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit for the period.


CAGR +14%
£1,453m
£1,687m
£1,982m
£2,080m
£2,462m
2009
2010
2011
2012
2013

► Compared to 2012, underlying free surplus has increased 18 per cent in 2013, driven by growth of the in-force portfolio.

Business unit remittances

Remittances measure the cash transferred from the business units to the Group. Cash flows across the Group reflect our aim of achieving a balance between ensuring sufficient net remittances from the businesses to cover the dividend (after corporate costs), and retention of cash for reinvestment in profitable opportunities available to the Group.


CAGR +18%
£688m
£935m
£1,105m
£1,200m
£1,341m
2009
2010
2011
2012
2013

► Net business unit remittances increased by 12 per cent in 2013 when compared to 2012, with all business units completing their 2013 cash remittance objective.

IGD capital surplus before final dividend[5]

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group's regulated subsidiaries less the Group's borrowings[6]. No diversification benefit is recognised.


£3.4bn
£4.3bn
£4.0bn
£5.1bn
£5.1bn
2009
2010
2011
2012
2013

► We continue to operate with a strong solvency position, with our estimated IGD capital surplus before final dividend covering the capital requirements 2.8 times.

2017 objectives

In December 2013, the Group announced new objectives that reflect our determination to drive long-term value creation for our shareholders.

2017 objectives[8]

1 Asia underlying free surplus generation[9] of £0.9 billion to £1.1 billion in 2017 (2012: £484 million)

2 Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 to 2017 (2012: £924 million[10])

3 Cumulative Group underlying free surplus generation of at least £10 billion over the four-year period from 2014 to end-2017

Notes

1 The comparative results shown above and elsewhere in this document have been prepared using actual exchange rates (AER) basis except where otherwise stated. Comparative results on a constant exchange rate (CER) basis are also shown for the analysis of IFRS and EEV operating profit based on longer-term investment returns in the Chief Financial Officer's report. CAGR is Compound Annual Growth Rate.

2 The basis of IFRS operating profit based on longer-term investment returns is discussed in note B1.3 of the IFRS financial statements. The IFRS profit before tax attributable to shareholders has been prepared in accordance with the accounting policies discussed in note A of the IFRS financial statements.

3 The EEV basis results have been prepared in accordance with the EEV principles discussed in note 1 of EEV basis supplementary information.

4 Free surplus generation represents 'underlying free surplus' based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II implementation costs. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan life insurance business. Comparatives have been retrospectively adjusted on a comparable basis.

5 Estimated. As disclosed in full year 2012 results, from March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus was changed. Further detail can be found in the section 'Capital management – Regulatory Capital (IGD)' of 'Group Chief Risk Officer's report on the risks facing our business and our capital strength'. The prior year comparatives are as previously reported and do not reflect the new basis.

6 Excludes subordinated debt issues that qualify as capital.

7 The comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan life insurance business. Comparatives have been retrospectively adjusted on a comparable basis.

8 The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

9 Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group's holdings in China Life Insurance Company of Taiwan.

10 Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group's holdings in China Life Insurance Company of Taiwan.

Strategic report
Measuring our performance

20 Prudential plc Annual Report 2013 Strategic report

Our businesses and their performance

Asia: accelerate

PRUDENTIAL 英國保誠集團

eastspring investments

Our strategy and operating principles


Asia: accelerate
United States: build on strength
United Kingdom: focus
Asset management: optimise
Focus on customers & distribution
Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management

Prudential's strategy 'to accelerate' in Asia is well established and continues to prioritise:

- Opportunities for profitable growth over the long term;
- Products that provide effective solutions to customers' savings and protection needs;
- High quality, multichannel distribution; and
- Asset management expertise.

'Prudential's Asian strategy has proved very effective. Its success is attributable to our disciplined focus on execution together with a passion to innovate and improve the services we provide to our distributors and customers. We aim to attract, develop and retain the best people in the industry who are highly motivated by the vital role we play in our communities. We are very much an organisation that does well by doing good.'



Barry Stowe
Chief Executive
Prudential Corporation Asia



Performance highlights

New business profit


£713m
£901m
£1,076m
£1,266m
£1,460m
2009
2010
2011
2012
2013

IFRS operating profit[1]


£482m
£591m
£774m
£51m*
£924m
£1,075m
2009
2010
2011
2012
2013

* Gain on sale of China Life Insurance Company in Taiwan

Net cash remittances


£40m
£233m
£206m
£341m
£400m
2009
2010
2011
2012
2013

Eastspring Investments funds under management


£42bn
£52bn
£50bn
£58bn
£60bn
2009
2010
2011
2012
2013

To find out more about Prudential Corporation Asia www.prudentialcorporation-asia.com

Prudential plc Annual Report 2013 21

Performance highlights

- Objectives set in 2010 for 2013 have been achieved
- Continued delivery across key value creation metrics: new business profit up 15 per cent, IFRS profits up 16 per cent[2], free surplus generation up 18 per cent[2]
- Increased agency activity, up 8 per cent and improved productivity, up 8 per cent
- Successfully added major new distribution partner with Thailand's Thanachart Bank
- Commenced operations in Cambodia, opened representative office in Myanmar
- Expanded Eastspring Investments' platform with operation and approvals to distribute funds in Europe

Market overview

Asia's economic transformation has generated material increases in personal wealth and has created significant demand for products that provide solutions to individuals' financial planning needs.

Favourable economic trends

Asia (excluding Japan) is leading the world in terms of Gross Domestic Product growth. Over the next five years it is expected to generate US$5.5 trillion[3] of new Gross Domestic Product, more than the US and the other advanced economies combined.

Attractive demographics

Economic growth is translating into the rapid increase of the Asian middle class. Between 2009 and 2020 it is estimated that there will be over 1.2 billion people who will have been elevated from rural subsistence to urban lifestyles. Families are getting smaller, life expectancies are lengthening and the incidence of chronic diseases is increasing significantly.

Growing Asia middle class[4]


000m
%
5
4
3
2
1
0
75
60
45
30
15
0
61%
61%
60%
28%
54%
66%
+330%
+190%
2009
2020
2030
Asia as a percentage of world middle class
Asia as a percentage of world population[5]
Asia
Rest of the world



Strong demand for savings and protection products

As people move into the middle class, their increased wealth and higher income provide the opportunity to make financial plans. Typically the first stage is to provide protection for the family and establish a regular savings plan through a life insurance policy.

Social welfare provisions vary by market but generally fall well below the levels people need to sustain their lifestyles in the event of a personal tragedy such as the diagnosis of a critical illness. Also, while basic medical services may be provided by the state, there can be a high level of out-of-pocket expenses, creating demand for financial solutions to significantly improve an individual's experience through access to private medical services. Therefore, critical illness and medical riders are popular additions to life insurance policies.

Traditionally Asians would have relied on their children to provide for them in their retirement, but increasingly people are making their own financial provisions and life insurance policies are a popular part of a retirement plan.

Once the savings and protection solutions are in place, there is the opportunity to invest. Single premium insurance policies are also important in more developed markets and it is also likely that customers will increasingly seek access to different asset classes through mutual funds as their wealth grows and their financial needs become more sophisticated. →

Share of medical expenses paid out-of-pocket[6], 2011 (%)


11
9
16
60
59
56
56
50
42
35
35
33
31
US
UK
Japan
Singapore
India
Vietnam
Philippines
Indonesia
Malaysia
China
Hong Kong
Korea
Taiwan

Strategic report
Our businesses and their performance

22 Prudential plc Annual Report 2013 Strategic report

Our businesses and their performance continued

Our markets

Korea

Japan

China

UAE

Taiwan

Hong Kong

India

Vietnam

Thailand Cambodia

Philippines

Malaysia

Singapore

Indonesia Key

Our ‘sweet spot’ markets

Other Asian markets

Evolving regulatory environment

Each Asian market has evolved its own regulatory regime depending on the heritage of the industry, experiences and developmental priorities.

Regulators across the region are generally keen to promote the growth of the life insurance industry, as they appreciate the social utility of providing financial security to individuals and the way insurers channel unproductive cash savings into long-term investments in the economy. However, they are imposing higher standards on the industry and monitoring compliance more actively, with increasing focus on the quality of advice distributors provide and the suitability of the products offered. Although assessments of solvency can vary considerably market by market, there is increasing convergence on risk-based calculations.

What we do and how we do it

Although Prudential has been operating in Asia for almost 90 years, we began building our business in earnest in 1994 with the establishment of Prudential Corporation Asia. Since then Prudential Corporation Asia has entered new markets, added considerable agency scale and launched bank distribution, developed product capabilities – particularly unit-linked – and built a customer-centric brand anchored on the tag line ‘Always Listening, Always Understanding’.

Today Prudential Corporation Asia is focused on leveraging this platform to grow in a disciplined way for the benefit of our customers, shareholders and communities.

Success is defined by metrics that ensure we deliver both volume and value.

Market participation

Each market is unique and our overarching regional strategy is very specifically tailored to opportunities that reflect the many differences in each country, including its stage of economic development, cultural preferences, regulation, the competitive landscape and our own risk appetite.

Markets with highly attractive economic and demographic characteristics represent the greatest potential for us, which at present we collectively term the ‘sweet spot’. This comprises Indonesia, Hong Kong, Singapore, Malaysia, Vietnam, Thailand and the Philippines. We have strong market positions in all of them, including five countries where we have the leading market share.

The life insurance markets in India and China, while attractive in terms of scale, are more challenging for non-domestic life insurers to participate in. Working within these constraints, Prudential Corporation Asia has two joint ventures with leading market shares in these countries and is very well placed as these markets continue to develop.

Since 2008 we have de-emphasised Korea and Taiwan, as the mass life insurance markets are currently driven by product and distribution options that are not attractive to us and consequently we have concentrated on developing successful niche positions. In 2013 we announced our intention to sell our Japan life business, subject to regulatory approvals. However, the mutual fund industries in these markets are highly attractive and, through Eastspring Investments, we are able to take advantage of exciting growth opportunities.

We also continue to plan for the longer term by selectively investing in new countries where we see opportunities based on positive demographic trends. In Cambodia our new life business has made a good start and the relationship with our distribution partner ACLEDA Bank is working well. We have also opened a representative office in Myanmar.

Life insurance distribution

Prudential Corporation Asia is well positioned in terms of its scale and diversity of distribution. Almost 460,000 agents produce around 60 per cent of sales and the remaining 40 per cent comes mainly from partnership distribution agreements that include access to 15,700 active bank branches throughout the region. At the core of our distribution model is our appreciation of the importance of face-to-face interaction and the need to provide customers with high quality advice.

Our success with agency is driven by a relentless focus on quality and professionalism, starting with the initial recruitment and training. We actively manage agency activity (excluding India, up 33 per cent since 2009) and agency productivity (excluding India, up 13 per cent per annum since 2009).

We have exclusive distribution agreements with a number of banks including Standard Chartered Bank and UOB. In 2013, we also added Thanachart Bank, significantly increasing our distribution reach in Thailand. Success in bancassurance depends on the ability to

Prudential plc Annual Report 2013 23

Strategic report
Our businesses and their performance

Our 'sweet spot' markets



Indonesia (1)

Unmatched platform with scale and geographic reach

- 327 agency offices in 137 cities
- 62 per cent of industry's licensed agents
- Hi-tech agency training and licensing
- 'All-in-one' product solution combines protection, investment and savings
- Conventional and Takaful options
- Value-added services such as 'PRU*hospital friend*'



Singapore (1)

Professional agency complemented by a unique range of bank partners

- Full year 2013 saw active agency numbers increase by 9 per cent and productivity increase by 10 per cent
- Fast growing bancassurance with Standard Chartered Bank, UOB and Maybank
- Market leading Pru*shield* product drives customer acquisition
- Expanding high net worth segment



Hong Kong (4)

Resilient distribution platform

- Leading insurer with scale in agency and bank distribution
- Full year 2013 saw 5 per cent increase in active manpower and a 30 per cent increase in productivity
- Successful partnership with Standard Chartered Bank now in 16th year
- Product innovations drive new customer acquisition and repeat sales



Malaysia (1)

Well positioned to capture emerging opportunity in Bumi segment

- 42 per cent of industry's Bumi agents
- Pioneer in linked policies with riders for flexible savings and protection
- 26 per cent[7] market share of Takaful (Sharia compliant) life business



Philippines (1)

Rapidly scaling up distribution

- More than doubled agency size in less than two years
- Expanding across country
- Improving efficiency – 80 per cent of policies now processed 'straight through'
- Market leader in linked with protection policies



Vietnam (1)

Long-term industry leader

- Industry number one since 2007
- 32 per cent of industry's agents; productivity increased by 16 per cent in full year 2013
- Building bancassurance: eight partners and access to 260 branches



Thailand (9)

Excellent bancassurance platform

- Access to over 800 branches nationwide
- Rapid activation of new partnership with Thanachart Bank
- Launched 15 new products on first day of partnership

() Prudential's rank in insurance market by new business APE. Based on formal (competitors' results releases, local regulators, insurance associations) and informal (industry exchange) market share data. Thailand market position and market share are post-acquisition of Thanachart Life.

24 Prudential plc Annual Report 2013 Strategic report

Our businesses and their performance continued

Cha-Ching – money-smart kids

A financial literacy programme that includes three-minute cartoons to teach children four key money management concepts: earn, save, spend and donate.

B Developed with world-leading experts (Dr Alice Wilder PhD and Turner Broadcasting) B One of Cartoon Network’s highest rated shows in Asia B 60+ million page views on website B Takes the dialogue to children aged seven to 12, engages entire family B Over 70,000 children have participated in school engagement programmes activate relationships quickly and focus on long-term customer solutions through in-branch, face-to-face advice-based selling.

Products

Our product portfolio is centred on providing a robust financial safety net to customers at a reasonable price. The product mix reflects this with around one third of premiums directed to health and protection products, one third to unit-linked products and one third to participating products. This profile shows that we are de-risking our customers’ lives while also de-risking the business from the shareholders’ perspective.

Over 90 per cent of our new business is regular premium.

Customers

Prudential Corporation Asia has over 12 million life insurance customers and 19 million in-force policies. We actively manage customer satisfaction levels across multiple indicators, but key statistics are the numbers of customers who keep their policies (our retention rate is 93 per cent), and the number of customers who buy more policies from us (in 2013, 40 per cent of APE sales were from existing customers). This reflects the success of our advice-driven approach and shows that customers appreciate the value of the products we provide.

Innovations in service are also important to customer satisfaction. Some are technology based such as e-submissions and automated underwriting, but another key component is innovation with the human touch such as Indonesia’s PRUhospital friend.

Asset management

Eastspring Investments, Prudential’s asset management business in Asia, manages investments for Prudential’s Asia, UK and US life companies and also has a broad base of third-party retail and institutional clients. It has extended distribution reach to the US and Europe.

Eastspring Investments was awarded the ‘Best Asset Management Company of the Year – South-east Asia’ at The Asset Triple A Investor and Fund Management Awards 2013. Eastspring Investments also received multiple accolades for its investment capabilities, including five fund managers across four markets rated as top 10 ‘2013 Most Astute Investors in Asian currency bonds’ by The Asset Benchmark Research; and the business in Malaysia was named ‘Best Group in Equity’ by ‘The Edge Lipper Malaysia Fund Awards 2014’.

Corporate social responsibility activities

Prudential is a committed member of the communities where we operate and through the Prudence Foundation, we drive social responsibility activities, with a focus on providing disaster relief, promoting financial literacy, and children’s education.

During 2013, Prudential extended its highly successful children’s financial literacy programme, ‘Cha-Ching’; for example, this has now been adopted in the Philippines as part of the school curriculum.

In April 2013, the Prudence Foundation announced a series of four multi-country programmes in partnership with Save the

Children and Plan International with two main objectives: to enable communities to better cope with disasters, and to help children receive a better start to their education through the First Read initiative. More than 170,000 people in Cambodia, Indonesia, the Philippines, Thailand and Vietnam are expected to benefit from these programmes over a three-year period.

In November 2013, the Philippines suffered one of the worst disasters in its history, Typhoon Haiyan. Prudential has mobilised resources and committed to provide US$2 million (£1.25 million) to the immediate disaster relief and longer-term community rebuilding efforts.

Notes

1 The comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards. In addition, following its reclassification as held for sale at

31 December 2013, operating results exclude the result of the Japan life insurance business. Comparatives have been retrospectively adjusted on a comparable basis.

2 Excluding the 2012 one-off gain of £51 million from the sale of Group’s holding in China Life Insurance Company in Taiwan.

3	Prudential estimates based on IMF data

– October 2013.

4 Source: The emerging middle class in developing countries, Homi Kharas – Brookings Institute (March 2010). Prudential estimates.

5 Source: UN Department of Economic and Social Affairs / Population Division. World Population to 2030. Prudential estimates.

6 World Health Organisation – Global Healthy Expenditure Database (2011). For Hong Kong – Food and Health Bureau, Government of Hong Kong (2010). For Taiwan – data as of year 2006.

7	As at 30 September 2013.

Prudential plc Annual Report 2013 25

United States: build on strength

Our strategy and operating principles



United States: build on strength
Asia: accelerate
Focus on customers & distribution
Asset management: optimise
United Kingdom: focus
Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management

Prudential's strategy of 'build on strength' in the US is well established and continues to focus on:

- Capitalising on the 'baby-boomer' retirement opportunities;
- Maintaining a balanced product suite throughout the economic cycle;
- Streamlining operating platforms, driving further operational efficiencies; and
- Conservative, economic-based approach to pricing and risk management.

'Jackson's strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk management framework. This approach has enabled us to successfully navigate the significant macroeconomic and financial market challenges of the last six years and ensured a continuation of our strong performance in 2013.'

Mike Wells
President and Chief Executive Officer



Performance highlights

New business profit



£664m
£761m
£815m
£873m
£1,086m
2009
2010
2011
2012
2013

IFRS operating profit[1]



£485m
£750m
£675m
£1,003m
£1,302m
2009
2010
2011
2012
2013

Net cash remittances



£39m
£80m
£122m*
£200m
£249m
£294m
2009
2010
2011
2012
2013

*One-off release of excess surplus

Growth in statutory admitted assets



US$ 81.0bn
US$ 97.5bn
US$ 107.6bn
US$ 142.8bn
US$ 170.9bn
2009
2010
2011
2012
2013

To find out more about Jackson www.jackson.com

Strategic report
Our businesses and their performance

26 Prudential plc Annual Report 2013 Strategic report

Our businesses and their performance continued

Performance highlights

B Cash remittance of £294 million exceeded 2013 cash objective of £260 million

B Continued strong returns on shareholder capital across all key financial metrics

B Elite Access sales of £2,585 million (US$4,045 million) in first full year after launch, making Jackson the most successful player in the non-guarantee variable annuity market

B Successfully managed sales of variable annuities with guarantees in line with risk appetite

B Successfully integrated REALIC including achievement of financial targets

B Awarded ‘World Class Certification’ by Service Quality Measurement Group and ‘Highest Customer Satisfaction by Industry’ award – the eighth consecutive year of recognition for customer service performance in these two categories

Market overview

‘Baby-boomer’ retirement opportunities

The United States is the world’s largest retirement savings market with total assets in the annuity sector of over US$2.5 trillion2. Each year, many of the 77 million ‘baby-boomers’ reach retirement age, which is triggering a shift from savings accumulation to retirement income generation of more than US$10 trillion3 of accumulated wealth over the next decade. This demographic transition constitutes a significant opportunity for those companies that are able to provide the ‘baby-boomers’ with long-term retirement solutions.

US economic environment

In 2013, the US economy began to see early signs of improvements, with unemployment rates steadily decreasing, and the housing market continuing to show signs of recovery. Reflecting this, the S&P 500 Index rose 30 per cent, its best performance since a 31 per cent jump in 1997, and longer-dated Treasury yields also began to climb in 2013 ahead of the reduction in the Federal Reserve’s quantitative easing programme. While interest rates remained well below historical averages at year end, an upward move in Treasury yields, if sustained, would be beneficial to the financial performance of the US insurance industry.

Competitive landscape

We continue to see significant shifts in market share amongst the larger annuity participants. Jackson’s market share of annuities with living benefits has remained relatively steady, while some larger players have consciously pulled back and others are now re-entering the market. We have also seen a general trend of product changes in this market that have reduced investment flexibility and/or increased fees for optional benefits. Several insurers with challenging legacy blocks of variable annuity business continue to implement policy changes to help mitigate the risk of their back book of business, including fee increases on older benefits, changes to the availability of investment options, subsequent premium restrictions on in-force contracts and buy back offers to their existing policyholders. Despite positive demographic trends, these activities have the potential to lead to overall contraction in the industry, and likely further market share adjustments, as customers and distributors seek insurers that offer consistency, stability and financial strength.

Regulatory environment

The financial services industry continues to deal with a multitude of emerging regulatory initiatives in response to the financial crisis. Many of these broader financial services initiatives specifically impact the insurance industry. Within the insurance industry, we are seeing evolving supervisory structures, new global group supervision standards, focus on the reduction of systemic risk, and amplified focus on enterprise risk management as well as initiatives in the area of financial reporting. While discussions are clearly still under way across many initiatives, this is resulting in significant resources being expended across the industry. Finding the appropriate path through all of the regulatory changes clearly remains a challenge.

What we do and how we do it

Jackson’s long-term strategy consists of capitalising on the profitable growth opportunities created by the demands for retirement income products due to the demographic transitions within the world’s largest retirement market. Jackson takes a disciplined approach to this opportunity by leveraging its distinctive distribution capabilities and asset liability management expertise to offer prudently priced annuity products aligned with our risk appetite. We continue to see strong consumer demand for our products and will continue to drive product innovation as a way of meeting the needs of customers and generating shareholder value. With a long-term focus on balancing the needs of multiple stakeholders, Jackson has forged a solid reputation among advisers for financial stability, innovative products and market leading wholesale support. Our relentless pursuit of excellence has earned us a leading position within the industry.

Product suite

Jackson develops and distributes products that address the retirement needs of our customers through various market cycles. These include variable annuities, fixed annuities, fixed index annuities, and separately managed accounts. As would be expected in the current, historically low interest rate environment, variable annuities continue to outsell fixed rate products. The main attraction of a variable annuity product is the optional lifetime guarantee where customers can access a stream of payments with downside

Prudential plc Annual Report 2013 27

protection while still being able to invest in a broad range of assets, as well as the benefit of tax deferral on the investment growth within the product. The breadth of our product offering, strength of our distribution relationships, and our ability to maintain financial stability through the crisis and remain as a consistent presence within the market, have resulted in Jackson being the number one4 writer of variable annuities in the US.

Additionally, Jackson developed and launched Elite Access in March 2012. Elite Access is a variable annuity without guarantees, offering customers tax deferred growth and access to a wide range of alternative investments. In less than two years after its launch, Elite Access is the eighth best-selling variable annuity product in the US. As of third quarter of 2013, Jackson offers three of the top 10 best-selling variable annuity products across the industry.

The success of Elite Access has helped increase the diversification of our product mix with 31 per cent (2012: 17 per cent) of our 2013 variable annuities sales not featuring living benefit guarantees. As a percentage of total sales, variable annuities with living benefit guarantees are at their lowest since 2008.

While sales of fixed annuities and fixed index annuities have been lower recently in line with the market, they still make up a significant portion of our balance sheet and earnings. Jackson stopped selling life insurance products in 2012; however, we continue to look for opportunistic ‘bolt on’ acquisitions to diversify our earnings and balance sheet risks further. Most recently,

Variable annuity sales (US$bn)

20.9

19.7

6.4

3.4

16.3 14.5

2012 2013

Without living bene_ts

With living bene_ts

Elite access sales (US$m)

+201%

4,045

1,345

2012 2013

the purchase of Reassure America Life Insurance Company (REALIC) has contributed significantly, to shape Jackson’s earnings while helping to diversify Jackson’s overall risk profile. We continue to proactively balance value, volume, capital and balance sheet strength across our suite of product offerings which allows us to compete effectively throughout the economic cycle.

Distribution capabilities

Our distribution teams set us apart from our competitors within the markets in which we compete. Jackson’s wholesaling force is the largest in the industry, supporting thousands of advisers across multiple channels and distribution outlets. Our wholesalers provide extensive training to these advisers and in 2013 focused training efforts around its newest product, Elite Access, with a total of 374 Elite Access meetings and over 10,000 advisers in attendance. Training topics included alternative investments, economic updates and tax and trusts education.

National Planning Holdings, an affiliate of Jackson, is the seventh5 largest independent broker-dealer network in the country. Leveraging the collective strength of the four broker-dealers within the network, National Planning Holdings is able to meet the specific needs of three key distribution channels: independent representatives, financial institutions, and tax and accounting professionals.

We offer registered representatives and investment advisers access to industry-leading mutual fund/asset management companies, insurance carriers, and to thousands of brokerage products. National Planning Holdings provides significant benefits for Jackson by being an outlet for Jackson products and providing market intelligence.

Curian is Jackson’s retail asset management arm, distributing investment solutions which include separate accounts, mutual funds, mutual fund wraps and exchange traded funds through an online platform. Curian gives financial advisers efficient access to a broad range of investment solutions that are developed with institutional-level investment manager due diligence, portfolio construction and asset allocation resources.

Operational efficiencies

We support our industry-leading distribution teams with award-winning customer service. Jackson was awarded by Service Quality Measurement Group, Inc. ‘World Class Certification’ in customer satisfaction and received the ‘Highest Customer Satisfaction by Industry’ award, achieving the top rating for the financial industry, for the eighth consecutive year.

High-quality information technology systems are critical for providing award-winning customer service. We leverage technology to minimise processing errors and reduce the time required to process new business and commissions. The flexibility of our information technology systems contributes to our ability to manufacture, distribute and service an unbundled product design unique to the industry.

This focus on our operational platforms, and the efficiencies achieved as a result, has provided us with among the lowest general and administration expense to asset ratio relative to competitors.

Disciplined approach

Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. The type and number of products we sell remains balanced with the acceptance of risks we retain. Our conservative and disciplined economic approach to pricing is designed to achieve both adequate returns on our products and sufficient resources to support our hedging programme.

Our hedge philosophy has not changed in 2013. Jackson is able to aggregate financial risks across the company, obtain a unified view of our risk positions, and actively manage net risks through economically-based hedging programmes. A key element of our core strategy is to protect the company from severe economic scenarios while maintaining adequate regulatory capital. We benefit from the fact that the competitive environment continues to favour companies with good financial strength ratings and a strong track record of financial discipline, both key elements of our long-term strategy.

Notes

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs implemented in 2012.

2	According to LIMRA, US Individual Annuities Survey Participant’s Report Q3 2013.
3	Source: US Census Bureau.
4	Based on total annuity sales, LIMRA, US Individual Annuities Survey Participant’s Report Q3 2013.
5	Investment News Broker-Dealer Rankings – April 2013 (as reported at the 2013 Investor Conference).

Strategic report Our businesses and their performance

28 Prudential plc Annual Report 2013 Strategic report

Our businesses and their performance

United Kingdom: focus

Our strategy and operating principles



Asia: accelerate
United States: build on strength
Asset management: optimise
United Kingdom: focus
Focus on customers & distribution
Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management

The strategy in the UK business continues to be one of 'focus':

- Selective participation;
- Capital discipline;
- Sustainable cash generation;
- Delivering value through cost and persistency management; and
- Provision of market leading with-profits investment returns to our customers.

'Our ability to deliver value to our customers and the resulting market franchise served us well in 2013 where, despite the impact of regulatory changes, retail new business profit was resilient, cash generation increased and our strong capital position was maintained.'



Jackie Hunt
Chief Executive Officer



Performance highlights

New business profit



£230m
£7m
£223m
£365m
£108m
£257m
£260m
£29m
£231m
£313m
£39m
£274m
£297m
£30m
£267m
2009
2010
2011
2012
2013
Wholesale
Retail

IFRS operating profit



£657m
£657m
£719m
£63m
£656m
£723m
£23m
£700m
£736m
£31m
£705m
£735m
£25m
£710m
2009
2010
2011
2012
2013
Wholesale
Retail

Net cash remittances



£150m*
£284m
£120m*
£300m
£297m
£313m
£355m
2009
2010
2011
2012
2013

* One-off release of excess surplus

Inherited estate



£6.4bn
£6.8bn
£6.1bn
£7.0bn
£8.0bn
2009
2010
2011
2012
2013

To find out more about Prudential UK & Europe www.pru.co.uk

Prudential plc Annual Report 2013 29

Performance highlights

B 2013 cash objective of £350 million achieved

B Two ‘Five Star’ ratings for excellent service1, achieved for third consecutive year

B Winner of the Company of the Year award2

B Robust performance despite significant regulatory change

B Diversified distribution model focusing on intermediaries, Prudential Financial Planning (our direct advice service) and individual customers via mail, email and telephone

B Continued strong performance of with-profits

B Launch of Prudential Polska – 12 branches and 481 financial planning consultants

Market overview

The changing face of saving in the UK

The UK market is characterised by an ageing population and a concentration of wealth in the 50+ age group, many of whom have built up substantial pension funds in employer-

Ageing population with 57 per cent of liquid assets held by over-55s

Old age dependency ratio (%) 3,4 Liquid assets5,6 by age, total c£1tn

1995 31 2000 30 2005 31 2010 32 2015 35 2020 37 2025 40 2030 45 2035 49 2040 51 2045 53 2050 55

18_54 55+

sponsored schemes and require help to convert their wealth into sustainable lifetime income. In contrast, the next generation of savers is typically under-funded as the responsibility for retirement provision has shifted substantially away from government and employers, and towards the individual. These customers, and helping them accumulate savings, constitutes a significant opportunity for long-term savings and retirement income providers at a time when the ability of the state to intervene is significantly diminished.

In the UK we focus on those areas of the market where we are able to bring superior value to our customers and where we enjoy a competitive advantage, primarily in with-profits and annuities.

The changing regulatory landscape

The UK life and pensions industry has undergone considerable regulatory and market change in 2013, with the appointment of two new industry regulatory bodies, the phasing in of auto-enrolment for company pensions and the introduction of the ABI Code on Retirement Choices. The implementation of the recommendations of the Retail Distribution Review has changed the distribution landscape and providers, distributors, advisers and their clients continue to adjust to the new environment. The Financial Conduct Authority’s Thematic Review into the UK annuity market, which ran throughout 2013, concluded in February 2014 with the announcement that it was launching a further study to examine competition and choice in the retirement income market as a whole. We continue to support both regulatory and other initiatives to improve consumer experience and outcomes.

These new developments represent major changes to the way business is conducted in a number of areas of the markets in which we operate in the UK, and impact not only insurance and investments providers, but also distributors and consumers.

What we do and how we do it

Valuable customer franchise

With a pedigree stretching back over more than 165 years the Prudential UK business has built the foundation of the Group’s iconic brand and its cash, capital and credit ratings performance. Our approach in the UK is driven by a focus on providing long-term value to our customers based on our longevity and experience, multi-asset investment capabilities and our financial

Strategic report Our businesses and their performance

30 Prudential plc Annual Report 2013 Strategic report

Our businesses and their performance continued

strength. Our long-standing trusted brand favourably positions us to help risk-averse customers save with confidence and then to translate their accumulated wealth into dependable retirement income, through our range of market leading with-profits and annuity products. Our strong brand franchise has also been central to our successful health and protection associates – PruHealth and PruProtect.

We continue to focus on meeting customer needs:

— Offering a range of ways to do business with us through intermediaries, through our Prudential Financial Planning partners providing advice to customers in their homes, or by telephone and internet;

— Innovative products such as our Income Choice Annuity which provides an alternative to the traditional fixed income annuity and is especially attractive in a low-interest rate environment;

— Our market leading PruFund investment range with optional guarantees to suit customers’ attitude to risk; and

— Continuing to improve our service year-on-year for both customers and intermediaries. Prudential UK’s focus on continuing to deliver excellent customer service was recognised at the 2013 Financial Adviser Service Awards, where we retained our two 5-Star ratings in the Life & Pensions and Investment categories.

Strong product capability

Prudential is a leader in its chosen markets, benefiting from a strong investment track record, a financially strong with-profits fund and a recognised reputation for developing innovative products such as PruFund and Income Choice Annuity.

We have a competitive advantage in with-profits and we are confident that demand will remain strong as customers continue to seek products which mitigate the volatility of the market, while still providing a steady return over the medium to long term.

We have a well-established individual annuity business, sourced from maturing pension policy customers. The strength of our with-profits proposition also continues to drive good external demand for our Income Choice Annuity, which offers customers relatively attractive returns in the current sustained low interest rate environment, with the potential for income growth.

We provide a comprehensive range of risk managed investments, including with-profits bonds and pensions, which continue to outperform competitors’ propositions. We will continue to develop our with-profits proposition, enhancing the range of investment choices available to policyholders and developing our presence in the Individual Savings Account market.

With-profits fund outperforming competitors

5, 10 and 15 year gross cumulative return to end 20137

178% 15 years 119% 10 years 67% 5 years Prudential WP

89% 15 years

117% 10 years 83% 5 years FTSE 100 index 130% 15 years 101% 10 years 58% 5 years Company A WP

130% 15 years 106% 10 years 59% 5 years Company B WP

106% 15 years 88% 10 years 42% 5 years Company C WP

In addition to our customers, our shareholders also continue to benefit from the steady performance of our with-profits based products and the cash they generate. The chart above shows the outperformance of our with-profit funds when compared to those of our peers. This performance has allowed us to add an estimated £2 billion to with-profits policies in the year. Policyholders will typically see year-on-year increases of between 5 per cent and 8 per cent in accumulating with-profits policy values over the past year.

In Corporate Pensions, we continue to focus on securing new members and incremental business from our current portfolio of customers and on additional voluntary contribution plans within the public sector, where we now provide schemes for 69 of the 99 public sector authorities in the UK.

Prudential has a solid track record and the core capabilities to succeed in the bulk annuity marketplace. Our ability to develop structures and bespoke solutions puts us at a distinct competitive advantage to develop our participation in a market that has around £1 trillion of liabilities where trustees are likely to be keen to de-risk their balance sheets.

We are selective in the transactions undertaken based on strict return on capital hurdle rates. Our preferred participation segment is at the large premium end of the market, where the added complexity and greater focus on financial strength is better suited to our strengths.

Broad distribution

Prudential has developed a diversified distribution model focusing both on financial advisers and the individual customer through a direct non-advised channel and its own financial planning arm

– Prudential Financial Planning. The advent of the Retail Distribution Review saw a significant structural shift away from the traditional routes to market such as bancassurance, which when combined with a 20 per cent reduction in the number of financial advisers operating in the UK8, has resulted in lower access to advice, particularly for customers from lower wealth demographics. We prepared well in anticipation of these changes and are strongly placed to remain a key and active provider in our chosen markets, with our chosen distribution partners.

Our direct advice channel, Prudential Financial Planning, continues to establish its presence, focusing primarily on the financial planning needs of our existing direct customer base. By the end of 2013, two years from launch, adviser numbers reached 196.

Prudential Polska, our new life company, opened for business in March 2013. Poland is one of Europe’s fastest growing economies with an expanding middle class. Headquartered in Warsaw, the business now has 12 branches across the country and 481 financial planning consultants. The agency sales network will continue to be rolled out to more major Polish cities and towns during 2014.

Prudential UK & Europe will continue to focus on its core strengths of with-profits and annuities while utilising its highly regarded brand franchise in order to help its consumers transfer their accumulated wealth into dependable retirement income.

Notes

1	Awarded in the Investment and Life and Pensions categories at the Financial Adviser Service Awards 2012 London.
2	Awarded at the 23rd annual Money Marketing Financial Services Awards 2013.
3	UN Population Statistics, Prudential analysis.
4	Old Age Dependency Ratio = (Population Above the Age of 65)/(Population within the age bracket of 15 to 64)*100.

5 HMRC UK Personal Wealth Statistics based on 2008-2010 ONS Wealth and Asset Survey WAVE 2, and ONS Population data statistics.

6 Liquid wealth consists of the wealth held in cash, banks, building societies or shares; the 18 to 54 segment also includes liquid wealth not attributed to any particular age bracket.

7	Prudential, Financial Express. All figures to

31 December 2013. The with-profits gross performance is gross of tax, charges and the effects of smoothing. Cumulative returns for company A, B and C have been calculated internally based on annual returns gathered from publicly available sources; these may differ from figures quoted by the company.

8	Financial Services Authority December 2011 estimates and December 2012 figures.

Prudential plc Annual Report 2013 31

Asset management: optimise

M&G INVESTMENTS

Our strategy and operating principles


Asia: accelerate
United States: build on strength
Focus on customers & distribution
Asset management: optimise
United Kingdom: focus
Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management

Prudential has a strategy of optimising the value of M&G's asset management capabilities by allowing the business to focus on the generation of superior long-term returns for investors.

Through its proven ability to convert investment performance into significant fund flows, M&G is able to increase its exposure to rising markets and so maximise revenue from the long-term stock of funds under management.

'M&G's objective is to produce superior long-term investment returns for its clients – individual and institutional investors – and its shareholder, the Prudential Group. It is the commercialisation of this investment performance through the acquisition of new fund flows that produces attractive profits and cashflow for the Prudential Group.'



Michael McLintock
Chief Executive Officer
M&G



The pillars of M&G's business that support this strategy are:

- People – an environment that attracts, fosters and retains talented individuals;
- Performance – an investment-led business focused on the delivery of long-term returns through active investment management;
- Innovative investment ideas which meet client needs and a proven ability to convert these ideas into significant fund flows; and
- Diversification by asset class, client type, fund and investment strategy and country.

Performance highlights

M&G external net flows


Institutional
Retail
£13.5bn
£6.0bn
£7.5bn
£9.1bn
£1.7bn
£7.4bn
£4.4bn
£0.5bn
£3.9bn
£16.9bn
£9.0bn*
£7.9bn
£9.5bn
£2.1bn
£7.4bn
2009
2010
2011
2012
2013

* Including £7.6 billion single mandate

M&G European retail funds under management


£5.0bn
£9.0bn
£8.2bn
£14.4bn
£23.7bn
2009
2010
2011
2012
2013

Net cash remittances


£93m
£150m
£213m
£206m
£235m
2009
2010
2011
2012
2013

IFRS operating profit[1]


£177m
£246m
£301m
£320m
£395m
2009
2010
2011
2012
2013

To find out more about M&G www.mandg.com

Strategic report
Our businesses and their performance

32 Prudential plc Annual Report 2013 Strategic report

Our businesses and their performance continued

Performance highlights

B Record external funds under management of £126 billion

B 64 per cent growth in European retail funds to £23.7 billion under management

B Record 2013 profits of £395 million

B Recognised for its investment performance with numerous awards, including Real Estate Manager, Fixed Income Manager and Investment Manager of the Year at both the Financial News Awards 2013 and European Pensions Awards 2013

Market overview

The European asset management market is the second largest in the world with total assets of £5.8 trillion2. Demand for asset management services is expected to continue to grow as governments and employers increasingly pass the responsibility for retirement planning and other long-term savings to individuals. Asset managers with records of strong investment performance and well-regarded brands are in a good position to attract flows of new money.

The UK asset management industry, M&G’s core market, is the second2 largest national market in the world with £770 billion3 of assets and is a global centre of excellence for investment management and a major source of funding for the UK economy.

Across its chosen markets, M&G serves the needs of both retail and institutional investors. Retail clients favour pooled funds such as open-ended investment companies which they buy directly from M&G or more typically through an intermediary such as an independent financial adviser or discretionary fund manager. Institutional clients, such as pension funds and local authorities, invest in multiple ways, from segregated mandates through to pooled funds. They are often attracted to investment strategies originally developed by M&G for Prudential’s long-term insurance funds.

As in previous years, M&G has a strong pipeline of institutional business still to fund. Products designed to help fill the gap left by the decline in long-term commercial bank loans continue to attract considerable interest, while opportunities to lend to medium-sized companies and infrastructure projects are improving.

Regulators across Europe are seeking to improve the quality of investment products and advice, mainly by bringing greater transparency to the industry. In the UK the Retail Distribution Review has led to clearer disclosure of investment charges, as well as ensuring that customers rather than providers pay for advice by outlawing commissions for new business. The full consequences of this guidance, which is not fully effective until April 2014, are still unclear. European policymakers are considering similar changes and some countries have already followed the UK’s lead on commissions, such as The Netherlands.

It is still too early to offer a definitive assessment of the impact of the Retail Distribution Review, although we do expect more focus in the market on price. In the past few weeks, platforms have begun to disclose their own service pricing and any special fund fees agreed with asset managers. Those managers with strong brands and a reputation for investment performance will be expected to better withstand any such pressures on asset management fees.

M&G’s retail market position

Retail fund markets are highly fragmented, with no single company dominating. This reflects the competitive nature of the business and the multiplicity of providers.

By total UK assets under management, M&G is the second largest retail fund manager3 with a market share of 5.5 per cent. In Europe, where M&G has distributed funds for just over 10 years, it has over £23 billion of assets under management and a market share of 0.4 per cent2.

Markets backdrop over the past year

Equity markets in developed countries rose to pre-crisis levels during 2013, while bond markets remained relatively flat. Emerging markets, however, suffered a series of setbacks as concerns about slowing economic growth in China and the tapering of quantitative easing in the US weighed heavily on investor sentiment.

European investors continue to favour fixed income and mixed asset funds, while in the UK the bond sector saw several periods of net redemptions as savers moved more of their money into equities.

What we do and how we do it

M&G has been managing money on behalf of investors for more than 80 years. We have long believed that our active approach to investment – selecting stocks on a conviction basis rather than following a market index – produces superior returns over the longer term.

In the retail market M&G operates a range of UK domiciled funds which are now distributed across Europe and Asia. Today, clients outside the UK account for more than a third of M&G’s retail assets under management.

In the institutional market, M&G seeks to leverage investment strategies which have been developed originally for Prudential’s insurance funds in order to attract external business.

Today M&G is an international asset manager with operations in 18 countries and retail products which are distributed in 20 jurisdictions.

M&G funds under management

£244bn £228bn £118bn £198bn £201bn £116bn £174bn £109bn £109bn £104bn

£59bn £48bn £57bn £39bn £47bn £67bn £55bn £42bn £44bn £31bn 2009 2010 2011 2012 2013

Internal Institutional Retail

Our success is evident in the fact that we have achieved positive external net flows for 11 years in a row, reflecting the attractiveness of our diverse fund offering and strong investment performance delivered for our customers. M&G recorded net flows of £9.5 billion during 2013 compared to net flows of £16.9 billion in 2012, a record level which included a single low-margin institutional mandate of £7.6 billion. Included in 2013 net flows are total net retail flows of £7.3 billion, into a diversified range of funds including 10 retail funds that attracted net flows of at least £100 million each during 2013.

People

Our investment edge is our people. We employ more than 1,700 people operating from offices across Europe, Asia and in Southern Africa. We take pride in attracting, developing and retaining people of the highest calibre. In return, they are committed to working with us to deliver high performance in serving the long-term needs of our customers. Our investment teams are primarily based in our headquarters in London, where they benefit from the provision of high-quality support staff and investment infrastructure: from analysts and dealers to operations, risk and compliance. Reflecting the need for local expertise in real estate, we have specialist real estate teams in Paris, Frankfurt, Luxembourg, Singapore, Seoul and Tokyo in addition to London.

Meeting customers’ needs

A committed focus on long-term investment returns means that the interests of M&G and its customers are always aligned, whether clients are individual savers, institutional investors or the funds of Prudential’s insurance operations.

M&G has a strong investment brand, built over decades and based on a reputation for honesty, innovation and a commitment to building long-term wealth for our investors.

Investment expertise

M&G’s investment expertise spans all the principal asset classes – equities, fixed income and property– so that we can always offer investment solutions to our clients as market conditions and investor sentiment change.

Equities: our fund managers have the freedom to develop their own investment approaches. Their main strength lies in stock selection, focusing on fundamental company analysis. M&G’s size and standing enables our fund managers to develop an effective dialogue with the management teams of the companies in which they invest.

Fixed income: M&G is one of Europe’s largest fixed income investors. Our fund managers benefit from one of the region’s largest and most experienced in-house credit research teams, whose knowledge covers the full range of fixed income investment, from the management of sovereign debt and corporate bond portfolios, through to leveraged finance, real estate finance, direct lending and infrastructure.

Real estate: M&G Real Estate is a leading global property investor and manager covering all major real estate sectors. We actively manage our assets, drawing on our long heritage of expertise and knowledge and our extensive network of contacts. This approach enables the business to identify and capitalise on attractive investment opportunities. During 2013 M&G returned to the UK residential property market for the first time in 30 years with a £105 million investment in London housing.

A history of innovation

Since launching the UK’s first open-ended fund in 1931, we have brought a succession of new investment strategies to the retail and institutional markets. In combination with this tradition of innovative investment thinking, M&G has a proven ability to convert ideas into significant fund flows. It is these two qualities in combination that make M&G distinctive.

Recent investment success stories include the M&G Optimal Income Fund, one of the first truly global flexible bond funds for retail investors. The fund has attracted £17.3 billion of assets since its launch in 2006. Similarly, the M&G Global Dividend Fund, which invests in companies around the world that consistently grow their dividends, has reached £8.9 billion in five years.

Recent innovations for institutional third-party clients have focused on investment strategies to manage long-term inflation-linked liabilities. M&G successfully runs the M&G Secured Property Income Fund, a portfolio of

Prudential plc Annual Report 2013 33

long-lease properties with in-built inflation-

related rental streams, which draws upon

our combined real estate and fixed income

investment experience. This Fund, which

has total investor commitments of over

£2.1 billion, has delivered an annualised

return of 7.4 per cent above RPI over the

five years to 31 December 2013. It had a

record year in 2013 in terms of transaction

activity, completing on nine transactions

with a total end value of £625 million.

Of this amount, £235 million were

developments, thus demonstrating the

Fund’s ability to take on sizeable

development financings – an area in which

the banks have reduced their activities.

This brings the Fund’s development

transaction total to £370 million over the

life of the fund to date.

Diversification

M&G has pursued business diversification

across:

— Asset class: expertise across equities,

fixed income, real estate and mixed-

asset strategies;

— Client type: retail customers and

institutional clients including pension

funds, sovereign wealth funds, and

Prudential’s own long-term insurance

funds;

— Investment strategy: Over 60 pooled

retail funds covering domestic, global

and emerging market strategies, 13 of

which have funds under management

of over £1 billion. Institutional clients

benefit from a wide range of pooled

and/or segregated fixed income, equity

and real estate strategies; and

— Country: M&G is an international asset

manager with operations in 18 countries.

Retail products are distributed in 20

jurisdictions, with over a third of retail

funds under management sourced from

outside the UK.

Notes

1	Excludes Prudential Capital.
2	Source: Lipper FMI Fund File as at

31 December 2013.

3	Source: Investment Management Association

as at 31 December 2013.

Strategic report Our businesses and their performance

34 Prudential plc Annual Report 2013 Strategic report

Chief Financial Officer's report on our 2013 financial performance

Improving the quality and balance of our earnings

Our strategy and operating principles


Asia: accelerate
United States: build on strength
Focus on customers & distribution
Asset management: optimise
United Kingdom: focus
Balanced metrics and disclosures
Disciplined capital allocation
Proactive risk management

Prudential aims to have clarity and consistency in the performance indicators that drive our businesses. Alongside this, we develop our financial disclosures to enable our external stakeholders to fairly assess our long-term performance. We have three objectives:

- To demonstrate how we generate profits;
- To show how we think about capital allocation; and
- To highlight the cash generation of our business.

'The delivery of profitable growth is predicated on our ability to accumulate assets through new business flows and strong retention, with a strict preference for products that offer high returns and rapid monetisation of profits to cash.'



Nic Nicandrou
Chief Financial Officer



Performance highlights

IFRS operating profit[1]


CAGR +20%
£1,446m
£1,823m
£2,017m
£2,520m
£2,954m
2009
2010
2011
2012
2013

EEV operating profit[1]


CAGR +16%
£3,093m
£3,702m
£3,981m
£4,313m
£5,580m
2009
2010
2011
2012
2013

Group free surplus generation[8,9]


CAGR +14%
£1,453m
£1,687m
£1,982m
£2,080m
£2,462m
2009
2010
2011
2012
2013

Business unit remittances


CAGR +18%
£688m
£935m
£1,105m
£1,200m
£1,341m
2009
2010
2011
2012
2013

For more information on Prudential's strategy and operating principles

Our strategy page 16

Prudential plc Annual Report 2013 35

2013 has seen Prudential maintain its disciplined approach to value creation, combining a focus on cash generation with strict capital allocation, a robust balance sheet and conservative risk management. In doing so, 2013 has been another year of progress, delivering a strong financial performance in volatile investment markets and achieving all of the 2013 financial objectives we set in 2010. In addition, we continue to improve the quality and balance of our earnings and the resilience of our business to external shocks, through our bias for less volatile sources of income and increasing diversification by product, distribution and geography.

The delivery of profitable growth is predicated on our ability to accumulate assets through new business flows and strong retention, with a strict preference for products that offer high returns and rapid monetisation of profits to cash. As a result, we have focused on the financial reporting measures of IFRS operating profit and free surplus generation that most reflect this emphasis. During 2013, IFRS operating profit1 increased 17 per cent to £2,954 million and underlying free surplus generated1 was up 18 per cent to £2,462 million.

During 2013, global equity markets have performed well overall, and the gradually improving outlook in most of the major economies has also led to a long-awaited uplift in long-term interest rates. These are positive developments for our business performance, and we are well positioned to benefit from the recovery in investment markets, having proactively defended the economics of our business when markets fell. The favourable impact of appreciating equity markets and rising yields, in combination with our strong execution and risk management, has benefited all of our key operating profit and underlying capital generation metrics in 2013.

As part of the benefits we provide to our customers, some of our products guarantee the value of the funds they hold with us to protect them against declines when markets fall. To protect ourselves from the downside risks to the Group’s financial position associated with these guarantees, we hold derivatives and other instruments to mitigate these exposures. In times of rising equity markets these will generally generate negative investment variances. In addition, while higher interest rates are beneficial to the long-term performance of our business, they do give rise to negative value movements on our holdings of fixed income securities. The impact of these collective short-term movements in investment values, reported outside the operating result, gave rise to a lower profit before tax1 attributable to shareholders on an IFRS basis of £1,635 million in 2013 (2012: £2,747 million). On an EEV basis, which recognises the economic benefit of movements in investment markets, profit before tax1 attributable to shareholders increased 14 per cent to £5,664 million (2012: £4,957 million). In the remainder of my report, my comments on the Group’s operating performance exclude these short-term market effects.

Another feature of 2013 was the volatility in the world’s currency markets. Following the US Federal Reserve’s statements in 2013 implying its intention to taper asset purchases, currencies in some of our key Asian markets, such as Indonesia in particular, saw significant depreciation in the second half of the year. The US dollar also depreciated against UK sterling as the strength of the economic recovery in the UK brought forward expectations of a UK interest rate increase. As the assets and liabilities of our overseas businesses are translated at year-end exchange rates, the effect of these currency movements has been incorporated within the end-2013 reported shareholders’ equity. However, the results of our overseas businesses are translated using average exchange rates for the year, as this is a reasonable approximation of the rates prevailing at the dates that our normal trading transactions have taken place in these markets.

Accordingly, the full impact of the currency movements on the operating results of 2013 is more muted. Year-on-year growth rates in financial metrics are shown both in UK sterling terms and on a constant exchange rate basis to assist understanding of reported and underlying trends.

£2,954m

IFRS operating profit

17%

increase on 2012

Chief Financial Officer’s report Strategic report on our 2013 financial performance

36 Prudential plc Annual Report 2013 Strategic report

Chief Financial Officer's report on our 2013 financial performance continued

IFRS profits

	Actual Exchange Rate			Constant Exchange Rate	
	2013 £m	2012 £m[1]	Change %	2012 £m	Change %
Operating profit					
Long-term business:					
Asia	1,001	906	10	883	13
US	1,243	964	29	977	27
UK	706	703	–	703	–
Long-term business operating profit	2,950	2,573	15	2,563	15
UK general insurance commission	29	33	(12)	33	(12)
Asset management business:					
M&G (including Prudential Capital)	441	371	19	371	19
Eastspring Investments	74	69	7	68	9
US	59	39	51	39	51
Other income and expenditure[2]	(599)	(565)	(6)	(565)	(6)
Total operating profit based on longer-term investment returns	2,954	2,520	17	2,509	18
Short-term fluctuations in investment returns:					
Insurance operations	(1,083)	100			
Other operations	(27)	87			
	(1,110)	187			
Other non-operating items[2]	(209)	40			
Profit before tax attributable to shareholders	1,635	2,747			
Tax charge attributable to shareholders' returns	(289)	(584)			
Profit for the year attributable to shareholders	1,346	2,163			

Earnings per share

			% Change	
	2013 pence	2012 pence[1]	Actual Exchange Rate	Constant Exchange Rate
Basic earnings per share based on operating profit after tax	90.9	76.9	18	19
Basic earnings per share based on total profit after tax	52.8	85.1	(38)	(38)

→ IFRS operating profit

Total IFRS operating profit[1] increased by 17 per cent in 2013 to £2,954 million (2012: £2,520 million), driven by higher contributions from both life insurance and asset management. This represents a 23 per cent (2012: 23 per cent) post-tax return on opening IFRS shareholders' funds. Viewed on a geographical basis, each of our Asia, US and UK regions achieved IFRS operating profit in excess of £1 billion for the first time in the Group's history.

Asia life operating profit was up 10 per cent on a reported basis, and up 13 per cent after adjusting for the translational impact of currency movements. Excluding the 2012 one-off gain of £51 million on the sale of our holdings in China Life Insurance Company of Taiwan, underlying growth in Asia's life operating profit was 17 per cent (20 per cent at constant currency). US life operating profit increased by 29 per cent, including the first full year of REALIC following its acquisition in 2012. Excluding REALIC, profit was increased by 24 per cent, reflecting strong growth in variable annuity fee income. UK life operating profit was in line with 2012. M&G (including Prudential Capital), our UK-based asset management business, and Eastspring Investments, our Asia asset manager, delivered growth of 19 per cent and 7 per cent respectively.

IFRS operating profit[1] from our life insurance operations in Asia, the US and the UK increased 15 per cent to £2,950 million (2012: £2,573 million). The increase in the profitability of our life operations reflects the growth in the scale of our life business, driven primarily by positive business flows. We track the progress that we make in growing our life book of business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as the policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it is reflective of our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

Prudential plc Annual Report 2013 37

Strategic report

Chief Financial Officer's report on our 2013 financial performance

Shareholder-backed policyholder liabilities and net liability flows[4]

	2013 £m		2012 £m		Change %	
	Shareholder-backed		Shareholder-backed		Shareholder-backed	
	Policyholder liabilities	Net liability flows[5]	Policyholder liabilities	Net liability flows[5]	Policyholder liabilities	Net liability flows
Asia	21,931	2,349	21,213	1,982	3	19
US	107,411	9,635	92,261	9,597	16	–
UK	50,779	(1,038)	49,505	(1,129)	3	8
Total Group	180,121	10,946	162,979	10,450	11	5

Focusing on the business supported by shareholder capital, which accounts for the majority of the life profits, in the course of 2013 we have increased policyholder liabilities from £163.0 billion to £180.1 billion, equivalent to an 11 per cent rise. The consistent addition of high-quality new business and proactive management of the existing in-force portfolio underpin this increase, resulting in positive net liability flows[5] of £10.9 billion in 2013 in policyholder liabilities. Favourable investment market and other movements (including corporate transactions) have contributed a further £10.6 billion to the increase, offset by a £4.4 billion negative foreign currency translation effect.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver[1,3]

	2013 £m			2012 £m		
	Operating profit	Average liability	Margin bps	Operating profit	Average liability	Margin bps
Spread income	1,073	64,312	167	1,061	61,432	173
Fee income	1,391	96,337	144	1,077	78,433	137
With-profits	298	97,393	31	311	95,681	33
Insurance margin	1,356			1,027		
Margin on revenues	1,749			1,655		
Acquisition costs	(2,039)	4,423	(46)%	(1,997)	4,195	(48)%
Administration expenses	(1,428)	169,158	(84)	(1,235)	142,205	(87)
DAC adjustments	334			418		
Expected return on shareholder assets	216			205		
Gain on China Life (Taiwan) shares	–			51		
Operating profit based on longer-term investment returns	2,950			2,573		

In 2013, alongside growing the scale of our life operating profit, we have continued to focus on improving its quality by maintaining our bias in favour of less market-sensitive sources of income, such as insurance margin and fee income, ahead of spread income. Our emphasis on risk products such as health and protection, together with the acquisition of REALIC, a closed book of traditional US life business, has driven 32 per cent growth in our insurance margin, increasing the proportion of earnings that is least sensitive to economic conditions. In addition, fee income is up 29 per cent, reflecting both a modest improvement in annual management charges and a 23 per cent increase in the average account balances that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income has increased modestly by 1 per cent, reflecting subdued customer preference for this type of business in the current low interest rate environment. The fact that a higher proportion of our overall income now comprises insurance margin and fee income represents a healthy evolution in both the quality and the balance of our earnings.

The costs we have incurred in writing new business and maintaining the in-force life businesses have also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

Our Asia life insurance business continues to benefit from the growth of the in-force portfolio and our focus on building the proportion of our business that comprises health and protection, with IFRS operating profit[1] of £1,001 million (2012: £906 million), up 10 per cent. Adjusting for the 2012 one-off gain on the sale of our holding in China Life Insurance Company in Taiwan, and currency movements, underlying growth was 20 per cent. The principal driver of our profitability in the region is our health and protection business, which delivered 68 per cent or £679 million (2012: £589 million) of total life profits. Indonesia IFRS operating profit, our largest market on this measure, was up by 23 per cent at constant exchange rates, reflecting increased insurance and fee income from the high level of regular premium health and protection and unit-linked sales in recent years. Our other large established markets of Hong Kong, Malaysia and Singapore also showed collective double-digit growth in IFRS operating profit, driven by higher insurance margin and, in the case of Hong Kong, higher bonus rates on with-profits business. There was encouraging progress in our smaller, fast-growing South-east Asia businesses in Thailand, the Philippines and Vietnam. Their combined IFRS operating profit of £125 million has increased by 166 per cent during 2013, and now accounts for 12 per cent of the Asia life total compared to 5 per cent in 2012. In Thailand, the inclusion of profits since May 2013 from the acquired Thanachart in-force portfolio, together with profits on new business written through our exclusive partnership with Thanachart Bank, contributed IFRS operating profit of £30 million. →

38 Prudential plc Annual Report 2013 Strategic report

Chief Financial Officer's report on our 2013 financial performance continued

→ In the US, long-term business IFRS operating profit was up 29 per cent in 2013 to £1,243 million (2012: £964 million), which includes a contribution of £128 million from REALIC (2012: £67 million). Jackson's total income increased by 24 per cent to £2,514 million (2012: £2,031 million), outpacing the 19 per cent growth in total expenses net of deferred acquisition cost adjustments totalling £1,271 million (2012: £1,067 million). Fee income has become Jackson's main source of earnings and has grown by 34 per cent to £1,172 million (2012: £875 million). The uplift in fee income is in line with the 33 per cent growth in separate account assets in the period to £65.7 billion (2012: £49.3 billion), reflecting the benefit of variable annuity premium inflows and the rise in US equity markets since December 2012. Insurance margin at £588 million (2012: £399 million) is now a more significant contributor to Jackson's earnings following the acquisition of REALIC's seasoned book of term insurance business. Spread income has increased 4 per cent to £730 million (2012: £702 million). We continue to focus on improving the balance of Jackson's profits and diversifying its sources of earnings and we are pleased that the earnings from REALIC have been consistent with expectations at the time of the acquisition.

UK long-term business IFRS operating profit was in line with 2012 at £706 million (2012: £703 million). The comparative result included a £31 million profit from writing wholesale contracts, compared with £25 million for 2013. Excluding these contracts, UK retail IFRS operating profit increased 1 per cent, and included the £27 million positive impact of a longevity swap entered into this year to further optimise the capital position of the business. Consistent with our focused product strategy in the UK, the operating result is driven by profits from shareholder-backed individual annuities and with-profits business, which accounted for 92 per cent of the retail IFRS operating profit.

Asset management net inflows and external funds under management[6]

	Net inflows			External funds under management		
	2013 £m	2012 £m	Change %	2013 £m	2012 £m	Change %
M&G						
Retail	7,342	7,842	(6)	67,202	54,879	22
Institutional	2,148	9,039	(76)	58,787	56,989	3
M&G	9,490	16,881	(44)	125,989	111,868	13
Eastspring[7]	1,575	1,626	(3)	17,927	17,630	2
Total asset management	11,065	18,507	(40)	143,916	129,498	11
Total asset management (inc. MMF)	11,587	18,281	(37)	148,212	133,502	11

Our asset management businesses also had a successful year, collectively contributing 20 per cent higher operating profit at £574 million (2012: £479 million). Similar to the life operations, growth in our asset management overall operating profit also reflects the increased scale of this business. We measure growth by reference to funds under management, representing the sum of net monies received from external institutional and retail customers, monies managed on behalf of our life operations together with accumulated investment returns. External retail and institutional funds under management, which drive the majority of our profits, increased by 11 per cent during the year to £148.2 billion (£133.5 billion). The increase is driven by net new money inflows of £11.6 billion, reflecting the attractiveness of our broad fund offering measured by reference to the investment performance delivered for our customers. This is only the fourth time in our history that we have exceeded £10 billion net inflows in a year (the previous three being in 2009, 2010 and 2012) and our success is evident in the fact that we achieved positive external net flows for 11 years in a row. 2012 net flows of £18.5 billion included a single low-margin mandate into M&G of £7.6 billion. Excluding this amount, net flows in 2013 of £11.1 billion were marginally higher than £10.9 billion in 2012.

M&G's IFRS operating profit increased 23 per cent to a new record level of £395 million (2012: £320 million). Underlying profits, excluding performance-related payments and earnings from associates, increased 20 per cent to £358 million (2012: £298 million), reflecting both a 13 per cent uplift in external funds under management following a period of strong net inflows and positive market movements, and also the positive mix effect from the growing proportion of higher-margin retail business. M&G's average fee income across all the external and internal funds it manages was up slightly at 37 basis points (2012: 36 basis points), with higher income helping to absorb the current phase of increased headcount and infrastructure investment, maintaining a cost-income ratio at 59 per cent (2012: 59 per cent).

Our Asia asset management business, Eastspring Investments, has also seen the combination of net inflows and more favourable equity market conditions, partially offset by adverse currency movement, contribute to a 7 per cent increase in IFRS operating profit[1] to £74 million (2012: £69 million). Higher funds under management resulted in a 10 per cent uplift in revenue, outstripping a 5 per cent increase in expenses, which included ongoing investment to expand the Eastspring Investments platform into new markets.

In the US, our asset management businesses, PPM America and Curian, and our broker-dealer network, National Planning Holdings, collectively generated IFRS operating profits of £59 million (2012: £39 million). Curian's profit increased from £15 million in 2012 to £29 million in 2013 due to higher average assets under management, particularly reflecting the addition of assets managed for Jackson's Elite Access product.

Prudential plc Annual Report 2013 39

IFRS short-term fluctuations

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and these longer-term returns is reported within short-term fluctuations in investment returns. In 2013 for our insurance operations these total negative £1,083 million, comprising negative £204 million for Asia, negative £625 million in the US and negative £254 million in the UK.

In Asia, the negative short-term fluctuations of £204 million primarily reflect net unrealised movements on bond holdings following rises in bond yields across the region during the year. Negative short-term fluctuations of £625 million in the US mainly represent the net unrealised value movement on derivatives held to manage the Group's exposure to market movements following rises in equity values. Jackson hedges the guarantees offered under its variable annuity proposition on an economic basis and, thus, accepts a degree of variability in its IFRS results in the short term in order to achieve the appropriate economic result. The negative fluctuations of £254 million in the UK include net unrealised movements on fixed-income assets supporting the capital of the shareholder-backed annuity business.

Free surplus generation

Our ongoing focus on disciplined capital allocation to new business opportunities that offer the most attractive mix of returns and short payback periods means we have continued to produce significant amounts of capital, which we measure by reference to free surplus generated. Free surplus generation is a financial metric we use to measure the internal cash generation of our business operations. For the insurance operations it represents amounts maturing from the in-force business during the period, net of amounts reinvested in writing new business, and for asset management it equates to post-tax IFRS profit for the year.

Strategic report
Chief Financial Officer's report on our 2013 financial performance

Free surplus generation

	2013 £m	2012 £m
Free surplus generation:[8,9]		
Asia	883	827
US	1,168	1,054
UK	702	532
M&G (including Prudential Capital)	346	285
Underlying free surplus generated from in-force life business and asset management	3,099	2,698
Investment in new business	(637)	(618)
Underlying free surplus generated	2,462	2,080
Market related movements, timing differences and other movements	(807)	(612)
Net cash remitted by business units	(1,341)	(1,200)
Total movement in free surplus	314	268
Free surplus at 1 January	3,689	3,421
Free surplus at end of year	4,003	3,689

Holding company cash[10]

	2013 £m	2012 £m
Net cash remitted by business units:		
Asia	400	341
US	294	249
UK	355	313
M&G	235	206
Prudential Capital	57	91
Net cash remitted by business units	1,341	1,200
Net central outflows	(315)	(289)
	1,026	911
Corporate activities/other (including foreign exchange)	605	(76)
Dividend paid	(781)	(655)
Net movement in holding company cash	850	180
Holding company cash at 1 January	1,380	1,200
Holding company cash at end of year	2,230	1,380

→

40 Prudential plc Annual Report 2013 Strategic report

Chief Financial Officer’s report on our 2013 financial performance continued

In 2013, our life in-force and asset management businesses generated £3,099 million of underlying free surplus before reinvestment in new business. This is 15 per cent higher than the £2,698 million generated in 2012, with higher contributions from all four of our business operations. For our life insurance businesses, the growth in underlying free surplus generated reflects the increased scale of our in-force portfolio, which is a clear indication of our continued success in capturing profitable new business flows in those markets where growth opportunities are most attractive, and highlights the benefits of targeting low-strain, high-return business with a fast payback profile.

We reinvested £637 million of the free surplus generated in the period into writing new business (2012: £618 million), equivalent to a re-investment rate of 21 per cent, which is in line with recent periods. The amount of free surplus we reinvested in Asia increased 6 per cent to £310 million (2012: £292 million), while new business profit increased 15 per cent. This reflects improvements in mix and pricing actions taken as a result of our strategic focus on more capital-efficient products and the impact of higher interest rates in the period. In the US, new business investment increased to £298 million (2012: £281 million), primarily due to higher volumes of new business and the increase in capital requirements from 235 per cent of the US Risk Based Capital Company Action Level to 250 per cent (see section ‘Capital management – regulatory capital (IGD)’ of the Group Chief Risk Officer’s report on the risks facing our business and our capital strength). Reinvestment levels in the UK remained low at £29 million (2012: £45 million), principally reflecting changes to business mix, with a higher proportion of with-profits APE sales.

£4.6bn

cumulative net remittances to the Group since 2010

Of the remaining free surplus generated after reinvestment in new business, totalling £2,462 million (2012: £2,080 million), £1,341 million was remitted from the business units to Group. This cash was used to meet central costs of £315 million (2012: £289 million) and dividend payments of £781 million (2012: £655 million). The total free surplus stock deployed across our life and asset management operations at the end of 2013 was £4,003 million. We retain capital in the businesses both to finance future growth and to enable them to withstand the effect of adverse investment market shocks. As the business grows in size, so does the level of capital needed to meet these objectives, leading to an increase in the absolute value of free surplus held at 31 December 2013 compared to the £3,689 million held at

31 December 2012.

Cash remitted to the Group in 2013 increased by 12 per cent to £1,341 million (2012: £1,200 million), with well-balanced contributions from across the Group. Asia’s remittances increased 17 per cent to £400 million (2012: £341 million), demonstrating the highly cash-generative nature of recent volume growth, driven by the focus on health and protection products. The 2013 remittance of £294 million from the US represents an increase of 18 per cent on 2012, reflecting both growth in the size of the in-force portfolio and an additional contribution from REALIC following its acquisition in 2012. The UK insurance operations have continued to make sizeable remittances at £355 million (2012: £313 million), supported by shareholder transfers from the with-profits fund. M&G net remittances increased 14 per cent to £235 million (2012: £206 million), reflecting its relatively capital-light business model that facilitates high dividend payouts to Group.

By 31 December 2013 cumulative net remittances of £4.6 billion have been delivered by business operations since the beginning of 2010, exceeding the cumulative 2010 to 2013 net remittance objective of £3.8 billion. These remittances have been supported by strong underlying free surplus generated across all four business operations, totalling in excess of £8.2 billion over the same period since the start of 2010.

Net central outflows increased to £315 million in 2013 (2012: £289 million), with higher corporate costs and higher net interest payments offset by lower Solvency II costs and higher tax receipts.

After central costs, there was a net cash inflow before dividend of £1,026 million in 2013, compared to £911 million in 2012. Dividend payments in 2013 were £781 million, up 19 per cent from £655 million in 2012 following the decision to rebase the full year dividend upwards by 4 pence in 2012.

Outside of the normal recurring central cash flow items, the holding company generated £605 million in cash (2012: net payments of £76 million). This £605 million included the proceeds from the issue of US$700 million and £700 million (total £1,124 million) of hybrid debts in 2013. Offsetting these were payments of £397 million for the acquisition of Thanachart Life, and we paid £31 million to capitalise the two new legal entities in Hong Kong in anticipation of the domestication of the Hong Kong branch business. In addition, the holding company incurred £83 million of other cash payments in 2013, including payments in respect of amounts due to the UK tax authorities following the settlement reached in 2010 on historic tax issues, and amounts totalling £30 million paid to the Financial Services Authority over issues related to the terminated AIA transaction.

Prudential plc Annual Report 2013 41

Strategic report
Chief Financial Officer's report on our 2013 financial performance

EEV profits

	Actual Exchange Rate			Constant Exchange Rate	
	2013 £m	2012 £m[i]	Change %	2012 £m[i]	Change %
Operating profit					
Long-term business:					
Asia	2,385	1,951	22	1,891	26
US	2,221	1,610	38	1,630	36
UK	1,033	866	19	866	19
Long-term business operating profit	5,639	4,427	27	4,387	29
UK general insurance commission	29	33	(12)	33	(12)
Asset management business:					
M&G (including Prudential Capital)	441	371	19	371	19
Eastspring Investments	74	69	7	68	9
US	59	39	51	39	51
Other income and expenditure[ii]	(662)	(626)	(6)	(626)	(6)
Total operating profit based on longer-term investment returns	5,580	4,313	29	4,272	31
Short-term fluctuations in investment returns:					
Insurance operations	(792)	423			
Other operations	(27)	87			
	(819)	510			
Effect of changes in economic assumptions	821	(2)			
Other non-operating items[ii]	82	136			
Profit before tax attributable to shareholders	5,664	4,957			
Tax charge attributable to shareholders' profit	(1,306)	(1,188)			
Profit attributable to shareholders	4,358	3,769			

Earnings per share

			% Change	
	2013 pence	2012 pence[i]	Actual Exchange Rate	Constant Exchange Rate
Basic earnings per share based on operating profit after tax	165.0	124.9	32	33
Basic earnings per share based on total profit after tax	171.0	148.3	15	17

EEV operating profit

On an EEV basis, Group operating profit[1] based on longer-term investment returns was £5,580 million in 2013, 29 per cent higher than the £4,313 million earned in 2012. This represents a 19 per cent (2012: 16 per cent) return on opening EEV shareholders' funds. The improvement reflects higher profits on life business, which generated new business profit of £2,843 million (up 16 per cent) and £2,796 million (up 42 per cent) from our growing in-force portfolio, and higher contributions from our asset management businesses.

In Asia, EEV life operating profit was up 22 per cent to £2,385 million (2012: £1,951 million), with in-force profits up 35 per cent to £925 million (2012: £685 million), benefiting from increased scale and the recent rise in interest rates in some of our key territories. The contribution from operating experience and assumption changes was £81 million (2012: £97 million), driven by favourable persistency and claims experience in Hong Kong and Indonesia. Asia new business profit was 19 per cent higher at constant exchange rate, at £1,460 million, reflecting volume growth from the continued build-out of our agency and bancassurance distribution, with both channels growing their respective contribution to new business profit by over 20 per cent at constant currency, and management actions to improve product mix, geographic mix and pricing. Our seven 'sweet spot' ASEAN[15] markets, including Hong Kong, continue to drive the growth in this metric, increasing their contribution to new business profit by 21 per cent, underpinned by a 17 per cent rise from health and protection in these markets, both on constant exchange rate. The impact of weakening Asian currencies relative to UK sterling, primarily the Indonesian rupiah, reduced the Asia overall reported growth rate to 15 per cent.

We are particularly encouraged by the progress of some of our smaller businesses such as the Philippines (new business profit up 31 per cent), Thailand (up 90 per cent), Vietnam (up 19 per cent) and China (up 42 per cent), as well as further growth in our larger markets of Hong Kong (up 69 per cent, benefiting from higher interest rates as well as pricing actions) and Indonesia (up 11 per cent at constant currency, 1 per cent on actual exchange rate). The mechanics of our new business profit reporting are such that the rise in long-term interest rates has benefited Hong Kong's new business profitability given the high proportion of with-profit products in the sales mix, and has depressed Indonesia's profitability given the predominance of health and protection. When assessing the economics of all our new business using internal rates of return and payback periods, the returns achieved across all of Asia's product and geographical locations remain attractive. →

42 Prudential plc Annual Report 2013 Strategic report

Chief Financial Officer’s report on our 2013 financial performance continued

Jackson’s EEV operating profit increased by 38 per cent to £2,221 million (2012: £1,610 million) due to higher profits from our existing book as we continue to manage the business for value, and growth in new business profits. 2013 experience and operating assumption changes contributed positive £527 million towards in-force profits compared to £325 million in 2012. Within these amounts, swap transactions undertaken from 2010 to more closely match the overall asset and liability duration contributed enhanced profits with an overall spread gain of £274 million (2012: £205 million).

Improved persistency contributed £134 million (2012: £66 million) to the life in-force total. US new business profit improved significantly, up 24 per cent to £1,086 million (2012: £873 million), reflecting the benefit of Jackson’s product and pricing actions, the contribution from sales of Elite Access and the favourable impact of the 130 basis points rise in 10-year Treasury yields since the end of 2012, the latter accounting for around two thirds of the overall increase. These effects more than offset the impact of Jackson’s deliberate steps to slow sales of variable annuities with guarantees, which declined 7 per cent in 2013.

In the UK, EEV life operating earnings increased by 19 per cent to £1,033 million (2012: £866 million), reflecting both higher in-force and new business profits. Life in-force profit increased to £736 million (2012: £553 million), reflecting improved returns on the opening embedded value (up £65 million to £547 million), and the non-recurrence of £52 million net charged to the annuity business in 2012 following strengthened mortality assumptions. It also includes a contribution of £122 million relating to the benefit arising from the reductions announced in UK tax rates from 23 to 20 per cent, compared with £87 million from the 2 per cent tax rate reduction in 2012. In the UK, new business profit was 5 per cent lower at £297 million (2012: £313 million), partly reflecting a lower level of wholesale business in 2013. In UK retail, new business profit was down slightly at £267 million (2012: £274 million), on 12 per cent lower sales volumes following the market disruption caused by the application of the recommendations of the Retail Distribution Review, offset in part by the positive effects of business mix and pricing activity.

The internal rates of return achieved on new business remain attractive at over 20 per cent across all of our business operations, and the average surplus undiscounted payback period for business written in 2013 was three years for Asia, two years for the US and two years for the UK.

£2,843m

EEV new business profit

16%

increase on 2012

EEV non-operating profit

EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effects of changes from economic assumptions. These items are captured in non-operating profit which benefited the 2013 results by a net £84 million (2012: £644 million).

EEV short-term fluctuations

Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of negative £792 million comprise negative £405 million for Asia, negative £422 million for our US operations and positive £35 million in the UK.

In Asia, negative short-term fluctuations of £405 million principally reflect unrealised movements on bond holdings in the year. In the US, the favourable impact of market movements on the expected level of future fee income from the variable annuity separate accounts is more than offset by the net value movements on derivatives held to manage the Group’s equity and interest rates exposure, to give overall negative fluctuations of £422 million in 2013.

Effect of changes in economic assumptions

Improved long-term yields compared to last year have a beneficial impact on the future earnings that we expect to generate from our existing book of business. Once this and other changes in investment market conditions are factored into the EEV calculations they give rise to a profit of £821 million in 2013 (2012: negative £2 million), more than offsetting the effects of short-term fluctuations above.

Capital position, financing and liquidity Capital position

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 31 December 2013 our IGD surplus is estimated at £5.1 billion before deducting the 2013 final dividend, equivalent to available capital covering our capital requirement 2.8 times. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.

Jackson’s Risk-Based Capital ratio at the end of 2013 was 450 per cent, having earlier in the year remitted £294 million to Group while supporting its balance sheet growth and maintaining adequate capital.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. During 2013, Prudential completed the long-running project for approval to domesticate the Hong Kong branch business of the PAC with-profits fund, which has an effective date of

1 January 2014. The value of the estate of our UK with-profits fund as at 31 December 2013 is estimated at £8.0 billion prior to the effect of this transfer (2012: £7.0 billion). The value of the shareholders’ interest in future transfers from the UK with-profits fund is estimated at £2.7 billion (31 December 2012: £2.1 billion). Despite the continued volatility in financial markets, Prudential UK’s with-profits fund performed well, achieving a 10 per cent pre-tax investment return for policyholder asset shares during 2013.

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 31 December 2013 we have maintained sizeable credit default reserves at £1.9 billion (31 December 2012: £2.1 billion), representing 47 per cent of

Prudential plc Annual Report 2013 43

the portfolio spread over swaps, compared with 40 per cent at 31 December 2012.

In 2013, Prudential plc was designated by the Financial Stability Board as a global systemically important insurer (G-SII). At the same time, the International Association of Insurance Supervisors (IAIS) announced details of its assessment methodology and proposed policy measures for G-SIIs, covering enhanced supervision, effective resolution and higher loss absorption capacity. We continue to monitor these developments.

With greater visibility on the potential outcome of Solvency II, we have for the first time published our economic capital position based on our Solvency II internal model. This result is based on an assumption of US equivalence, with no restrictions being placed on the economic value of overseas surplus, and the internal model on which these calculations are based has not yet been reviewed or approved by the Prudential Regulation Authority. Other key elements of the basis which are likely to be updated in future as Solvency II regulations become clearer relate to the liability discount rate for UK annuities, the impact of transitional arrangements and the credit risk adjustment to the risk-free rate. Therefore, the results represent an estimate of our Solvency II capital position, assessed against a draft set of rules, with a number of key working assumptions, and the eventual Solvency II capital position will change as we iterate both the methodology and the internal model to reflect final rules and regulatory feedback.

On this basis, our economic capital[12] surplus is £11.3 billion (2012: £8.8 billion), which is equivalent to an economic solvency ratio of 257 per cent (2012: ratio of 215 per cent). The economic solvency position is shown to be robust to a range of market sensitivities.

£5.1bn
estimated IGD capital surplus, covering capital requirements

2.8
times

Strategic report

Chief Financial Officer's report on our 2013 financial performance

Financing and liquidity

Shareholders' net core structural borrowings and ratings

	2013 £m			2012 £m		
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders' borrowings in holding company	4,211	392	4,603	3,126	536	3,662
Prudential Capital	275	–	275	275	–	275
Jackson surplus notes	150	38	188	153	43	196
Total	4,636	430	5,066	3,554	579	4,133
Less: Holding company cash and short-term investments	(2,230)	–	(2,230)	(1,380)	–	(1,380)
Net core structural borrowings of shareholder-financed operations	2,406	430	2,836	2,174	579	2,753

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £2.2 billion at 31 December 2013, up from £1.4 billion at 31 December 2012, and we retain a further £2.1 billion of untapped committed liquidity facilities.

The Group's core structural borrowings at 31 December 2013 totalled £4,636 million (2012: £3,554 million) on an IFRS basis and comprised £4,211 million (2012: £3,126 million) of debt held by the holding company and £425 million (2012: £428 million) of debt held by the Group's subsidiaries, Prudential Capital and Jackson.

The increase in the holding company debt of £1,085 million primarily arises from the two debt issues that took place in 2013, raising £1,124 million of cash for the Group. In January 2013 Prudential issued a US$700 million (£429 million net of costs), 5.25 per cent perpetual Innovative Tier 1 hybrid under this programme, primarily to Asian retail investors, and in December 2013 issued a £700 million (£695 million net of costs) 5.7 per cent lower Tier 2 subordinated bonds.

Both these debt issuances were raised under our £5 billion medium term note programme, which covers both core borrowings as included in the table above, and non-core borrowings, which tend to be shorter in nature. Under this programme, at 31 December 2013 the outstanding subordinated debt was £1,535 million, US$2,000 million and €20 million.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group has access to liquidity via the debt capital markets and has in place an unlimited global commercial paper programme. As at 31 December 2013, we had issued commercial paper under this programme totalling £175 million, US$1,948 million, €335 million and AU$8 million.

Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2015 and 2018. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2013. The medium-term note programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company, and are intended to maintain a strong and flexible funding capacity. →

44 Prudential plc Annual Report 2013 Strategic report

Chief Financial Officer's report on our 2013 financial performance continued

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 31 December 2013, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders' funds plus net debt) was 20 per cent, compared to 17 per cent at 31 December 2012. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd's (Prudential Singapore) financial strength is rated AA by Standard & Poor's.

Shareholders' funds

	IFRS		EEV	
	2013 £m	2012[1] £m	2013 £m	2012[1] £m
Operating profit based on longer-term investment returns	2,954	2,520	5,580	4,313
Items excluded from operating profit	(1,319)	227	84	644
Total profit before tax	1,635	2,747	5,664	4,957
Tax and non-controlling interests	(289)	(584)	(1,306)	(1,188)
Profit for the year	1,346	2,163	4,358	3,769
Exchange movements, net of related tax	(255)	(216)	(1,077)	(469)
Unrealised gains and losses on Jackson securities classified as available-for-sale[13]	(1,034)	387	–	–
Dividends	(781)	(655)	(781)	(655)
Other	15	116	(87)	161
Net (decrease) increase in shareholders' funds	(709)	1,795	2,413	2,806
Shareholders' funds at beginning of the year	10,359	8,564	22,443	19,637
Shareholders' funds at end of the year	9,650	10,359	24,856	22,443
Return on shareholders' funds[14]	23%	23%	19%	16%

During 2013 most equity markets recorded strong positive movements, although volatility increased through the period on speculation about the timing of the slowdown in the US Federal Reserve's quantitative easing programme. This also led to a sharp rise in US yields to 3.1 per cent at 31 December 2013, compared to 1.8 per cent at the end of 2012, with yields in many other global markets following higher. Higher yields generate adverse value movements on our holdings of fixed-income securities, which have given rise to negative short-term investment variances in some of our operations. However, these higher yields are also expected to generate higher investment returns going forward, whose estimated positive future value is also included within the non-operating results on the EEV basis of reporting and offsets the effect of the negative short-term investment variances.

In addition, fears of a broad economic slowdown returned during the year, particularly in emerging markets, as a consequence of the anticipated end to US quantitative easing. As a result, several developing countries have experienced marked currency depreciation against the major global currencies. While Prudential is well diversified by currency, this effect, combined with the appreciation of UK sterling in 2013 on better economic data, has a translational impact on conversion of local balance sheets to UK sterling.

Taking these non-operating movements into account, the Group's EEV shareholders' funds have increased by 11 per cent during 2013 to £24.9 billion (31 December 2012: £22.4 billion). On a per share basis EEV at 31 December 2013 stood at 971 pence, up from 878 pence at 31 December 2012.

Under IFRS, the effect of potential higher future returns will only be recognised as they are earned, meaning there is no offset available against short-term investment variances in the current period. IFRS shareholders' funds at 31 December 2013 of £9.7 billion were, therefore, 7 per cent lower than at the previous year end (31 December 2012: £10.4 billion).

£24.9bn
EEV shareholders' funds, equivalent to

971p
per share

Corporate transactions

Agreement to sell Japan life business

On 16 July 2013 the Group reached an agreement to sell its closed book life insurance business in Japan, PCA Life Insurance Company Limited, to SBI Holdings Inc. for US$85 million (£51 million at 31 December 2013 closing exchange rate). The transaction is subject to regulatory approval and is expected to complete in the second quarter of 2014. Consistent with the classification of the business as held for sale, the IFRS and EEV carrying values have been set to £48 million, representing the estimated proceeds, net of related expenses of £3 million. The IFRS loss of £102 million (2012: profit of £17 million) and EEV loss of £35 million (2012: profit of £21 million) comprises the 2013 reduction on re-measuring the carrying value of the business and its trading results.

Prudential plc Annual Report 2013 45

Acquisition of Thanachart Life

On 3 May 2013, the agreement we entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential’s strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group’s multichannel distribution strategy.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013, with a further payment of THB 0.946 billion (£20 million) in July 2013 for adjustments to reflect net asset value as at the completion date. In addition, a deferred payment of THB 0.535 billion

(£12 million) is payable 12 months after completion. The THB 18.981 billion

(£412 million) includes the amounts attributable to the acquisition of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank. No goodwill arose on this acquisition.

Domestication of Hong Kong branch

On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong-incorporated Prudential companies, one providing life insurance and the other providing general insurance

– Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority’s pillar 1 peak 2 basis, approximately £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers’ share (including policyholder asset share liabilities, and £1.2 billion of inherited estate) and £0.1 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) have been transferred.

Dividend

The Board proposes to rebase the full-year dividend upwards by 4.38 pence, due to the strong and sustained operational and financial performance of the Group, evidenced by the achievement of all our demanding 2013 ‘Growth and Cash’ objectives. The directors recommend a final dividend of 23.84 pence per share (2012: 20.79 pence), which brings the total dividend for the year to 33.57 pence, representing an increase of 15 per cent over 2012.

The Board applies strict affordability tests against a broad range of criteria before making its dividend recommendation. It is the result of these tests, combined with the Group’s exceptionally strong performance in the past five years, that has enabled the Board to take the unusual decision to recommend the rebase of the dividend in consecutive years, 2012 and 2013.

It is worth emphasising here again that although the Board has been able to recommend three upward rebases in the last four years, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Notes

1 For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders’ interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note A2 of the IFRS financial statements and in note 1 of EEV basis results. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan life insurance business. Profit before tax continues to include these results. 2012 comparatives have been retrospectively adjusted on a comparable basis.

2 Refer to note B1.1 in IFRS financial statements for the breakdown of other income and expenditure, and other non-operating items.

3	For basis of preparation see note 1(a) of Additional IFRS unaudited financial information.
4	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.

5 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.

6	Includes Group’s proportionate share in PPM South Africa and the Asian asset management joint ventures.

7 Net inflows exclude Asia Money Market Fund (MMF) inflows of £522 million (2012: net outflows £226 million). External funds under management exclude Asia MMF balances of £4,296 million (2012: £4,004 million).

8 Free surplus generation represents ‘underlying free surplus’ based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders’ other income and expenditure and centrally arising restructuring and Solvency II implementation costs.

9 Following its reclassification as held for sale during 2013, operating results exclude the results of the Japan life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

10 The detailed Holding Company cash flow is disclosed in note IIIa of Additional unaudited IFRS financial information.

11 Refer to the EEV basis supplementary information – Operating profit based on longer-term investment returns and summarised consolidated income statement, for the breakdown of other income and expenditure, and other non-operating items.

12 The methodology and assumptions used in calculating the economic capital result are set out in note II of Additional unaudited financial information. The economic solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

13 Net of related charges to deferred acquisition costs and tax.

14 Operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds. For IFRS reporting purposes, the Group adopted amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders’ interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies for the purpose of the calculation above as discussed in note A2 of the IFRS financial statements and in note 1 of EEV basis results. In addition, following its reclassification as held for sale during 2013, operating results exclude the results of the Japan life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis. For the purpose of the calculation above, Japan has been removed from opening shareholders’ funds.

15 Association of South-east Asian Nations.

Chief Financial Officer’s report Strategic report on our 2013 financial performance

46 Prudential plc Annual Report 2013 Strategic report

Group Chief Risk Officer’s report on the risks facing our business and our capital strength

Managing risk to generate competitive advantage

Our strategy and operating principles

‘We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed.’

Pierre-Olivier Bouée Group Chief Risk Officer

s a provider of financial services the management Aof risk lies at the heart of our business, and effective risk management capabilities represent a key source of competitive advantage for the Group. We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Group Risk Framework

Our Group Risk Framework describes our approach to risk management, including provisions for risk governance arrangements; our appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk

Prudential retains material risks only where consistent with our risk appetite and risk-taking philosophy, that is:

B They contribute to value creation; B Adverse outcomes can be withstood; and B We have the capabilities, expertise, processes and controls to manage them.

For more information on Prudential’s strategy and operating principles

Our strategy page 16

management and internal control that support Prudential’s compliance with statutory and regulatory requirements are defined.

Risk governance

(Unaudited)

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk-taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s significant risks, and with the Group Chief Executive and the Chief Executives of each of the Group’s business units.

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Prudential plc Annual Report 2013 47

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with our risk appetite that protects and enhances the Group's embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group's management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property.

Risk appetite and limits

(Audited)

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a The volatility of earnings is consistent with the expectations of stakeholders;
b The Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
c Earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a The Group meets its internal economic capital requirements;
b The Group achieves its desired target rating to meet its business objectives; and
c Supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

We also define risk appetite statements and measures (ie limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below. →

Group Risk Framework risk categorisation

Category	Risk type	Definition
Financial risks	Market risk	The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
	Credit risk	The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).
	Insurance risk	The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.
	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Strategic report
Group Chief Risk Officer's report on the risks facing our business and our capital strength

48 Prudential plc Annual Report 2013 Strategic report

Group Chief Risk Officer’s report on the risks facing our business and our capital strength continued

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group’s aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

Risk policies

(Audited)

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are policies for credit, market, insurance, liquidity, operational and tax risk, as well as dealing controls. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

Risk culture

(Unaudited)

We work to promote a responsible risk culture in three main ways: a By the leadership and behaviours demonstrated by management; b By building skills and capabilities to support management; and c By including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Risk reporting

(Unaudited)

An annual ‘top-down’ identification of our top risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The management information received by the Group Risk Committees and the Board is tailored around these risks, and it also covers ongoing developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks Market risk

(i)	Investment risk

(Audited)

In Prudential UK, investment risk arises from the assets in the with-profits fund. This risk impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The fund’s large inherited estate – estimated at

£8.0 billion as at 31 December 2013 (31 December 2012: £7.0 billion) – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy.

In Asia, our shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the ‘spread business’, including fixed annuities, these assets are generally bonds. For variable annuities business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost it incurs to hedge or reinsure its risks and to achieve an acceptable return.

The Jackson IFRS shareholders’ equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis, and thus accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be less significant under IFRS reporting.

(ii) Interest rate risk

(Audited)

Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii) Foreign exchange risk

(Audited)

We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business, and capital is held in the local currency of the business

Prudential plc Annual Report 2013 49

to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce.

However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

(Audited)

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.

(i)	Debt and loan portfolio

(Audited)

Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, where fixed income assets represent 33 per cent or £26.8 billion of our exposure. Credit risk arising from £48.0 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities. Our UK business is exposed to a lesser extent to £7.2 billion of fixed income assets in our unit-linked business.

The debt portfolio at our Asia business totalled £18.6 billion at 31 December 2013. Of this, approximately 66 per cent was in unit-linked and with-profits funds with minimal shareholders’ risk. The remaining 34 per cent is shareholder exposure and is invested predominantly (71 per cent) in investment grade bonds.

Credit risk arises in the general account of our US business, where £30.3 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.3 billion of commercial mortgage-backed securities and £1.8 billion of residential mortgage-backed securities, of which £0.9 billion (52 per cent) are issued by US government sponsored agencies.

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £2.0 billion as at

31 December 2013 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Further details of the composition of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

(ii) Group sovereign debt and bank debt exposure

(Audited)

Sovereign debt1 represented 15 per cent or £10 billion of the debt portfolio backing shareholder business at 31 December 2013 (31 December 2012: 15 per cent or £10.2 billion). 44 per cent of this was rated AAA and 92 per cent investment grade (31 December 2012: 38 per cent AAA, 92 per cent investment grade). At

31 December 2013, the Group’s total holding in continental Europe shareholder sovereign debt1 was £531 million. 78 per cent of this was AAA rated (31 December 2012: 79 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £54 million (31 December 2012: £52 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 31 December 2013 are given in Note C3.3(b) of the Group’s IFRS financial statements.

(iii) Counterparty credit risk

(Audited)

We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised International Swaps and Derivatives Association Inc. master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

Insurance risk

(Audited)

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct research into longevity risk using data from our substantial annuity portfolio. The assumptions that we make about future expected levels of mortality are particularly relevant in our UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

(Audited)

Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed

Group Chief Risk Officer’s report on the risks

Strategic report facing our business and our capital strength

50 Prudential plc Annual Report 2013 Strategic report

Group Chief Risk Officer’s report on the risks facing our business and our capital strength continued

facilities, expiring between 2015 and 2018. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

Operational risk

(Unaudited)

We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever-evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Although we have not experienced a material failure or breach in relation to our legacy and other IT systems and processes to date, we have been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk

(Unaudited)

Global regulatory risk is considered a key risk and is classified as a business environment risk under the Group Risk framework risk categorisation.

The European Union (EU) is developing a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, once adopted, will amend certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal economic capital models if approved by the Prudential Regulation Authority.

In November 2013, representatives from the European Parliament, the European Commission and the Council of the European Union reached an agreement on the Omnibus II Directive, which is currently expected to be adopted in early 2014. As a result, Solvency II is now expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority are continuing to develop the detailed rules that will complement the high-level principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-2015.

There is significant uncertainty regarding the final outcome of this process. In particular, certain detailed aspects of the Solvency II rules relating to the determination of the liability discount rate for UK annuity business remain to be clarified and our capital position is sensitive to these outcomes. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, are expected to be subject to supervisory judgement and approval. There is a risk that the effect of the measures finally adopted could be adverse for us, including potentially a significant increase in the capital required to support our business and that we may be placed at a competitive disadvantage to other European and non-European financial services groups. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is coordinated centrally to achieve consistency in the understanding and application of the requirements. We are continuing our preparations to adopt the regime when it comes into force on 1 January 2016 and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. We regularly review our range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the ‘pre-application’ stage of the approval process for the internal model. In addition, we are engaged in the Prudential Regulation Authority’s ‘Individual Capital Adequacy Standards Plus’ (ICAS+) regime, which is enabling our UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS regime.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial

Prudential plc Annual Report 2013 51

services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear. However, many of its provisions have a delayed effectiveness and/or require rule making or other actions by various US regulators over the coming years.

In July 2013, the Financial Stability Board announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of our competitors. The designation as a G-SII is likely to lead to additional policy measures being applied to the designated group. Based on a policy framework released by the IAIS concurrently with the initial list, these additional policy measures will include enhanced Group-wide supervision. This enhanced supervision is intended to commence immediately and will include the development by July 2014 of a Systemic Risk Management Plan under supervisory oversight and implementation thereafter and by the end of 2014, a Group Recovery and Resolution Plan and Liquidity Risk Management Plan. The G-SII regime also introduces two types of capital requirements, the first, a Basic Capital Requirement, designed to act as a minimum Group capital requirement and the second, a Higher Loss Absorption requirement for conducting non-traditional insurance and non-insurance activities. The IAIS released a consultation paper on the Basic Capital Requirement in December 2013 and we will participate in the field testing of the proposals (expected in the first half of 2014). We are monitoring the development of, and the potential impact of, the framework of policy measures and engaging with the Prudential Regulation Authority on the implications of this designation. The IAIS currently expects to finalise the Basic Capital Requirement and Higher Loss Absorption proposals by November 2014 and the end of 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with the Basic Capital Requirement expected to be introduced between 2015 and 2019. The Higher Loss Absorption requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also currently expected that some prescriptive requirements, including group capital requirements will be included in the framework. A revised draft ComFrame proposal was released for consultation in October 2013. The IAIS will undertake a field testing exercise from 2014 to 2018 to assess the impacts of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Risk factors

(Unaudited)

Our disclosures covering risk factors can be found at the end of this document.

Risk mitigation and hedging

(Unaudited)

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

£5.1bn

estimated IGD capital surplus covering capital requirements

2.8

times

Capital management Regulatory capital (IGD)

(Audited)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised.

Our capital position remains strong. We have continued to place emphasis on maintaining the Group’s financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our IGD capital surplus is £5.1 billion at 31 December 2013 (before taking into account the 2013 final dividend), with available capital covering our capital requirements 2.8 times. This compares to a capital surplus of £5.1 billion at the end of 2012 (before taking into account the 2012 final dividend), albeit this was calculated on a different basis.

The movements in 2013 mainly comprise:

— Net capital generation (net of market movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.1 billion; and

— Subordinated debt issuance of £1.1 billion; offset by:

— The impact of the Thanachart acquisition cost, net of IGD contribution, £0.3 billion;

— Reduction in respect of Jackson IGD of £1.2 billion, as described below;

— Reduction in the shareholders’ interest in future transfers from the UK’s with-profits fund asset allowance (as discussed below) of £0.2 billion;

— Final 2012 dividend of £0.5 billion and interim 2013 dividend of £0.3 billion;

— External financing costs and other central costs, net of tax, of £0.6 billion; and

— Negative impact arising from foreign exchange movements of £0.1 billion.

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I.

Group Chief Risk Officer’s report on the risks

Strategic report facing our business and our capital strength

52 Prudential plc Annual Report 2013 Strategic report

Group Chief Risk Officer’s report on the risks facing our business and our capital strength continued

The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus evolves over time into a more meaningful risk-sensitive measure.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is more risk-based. Solvency II aims to provide such a framework and is expected to be implemented on 1 January 2016. The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus, means we have positioned ourselves well for future regulatory developments and stresses to our business. Our economic capital surplus, based on outputs from our Solvency II internal model, is shown below.

(Unaudited)

In March 2013, we agreed with the PRA to amend the calculation of the contribution Jackson makes to the Group’s IGD2 surplus. Until then, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level. Post this change, the contribution of Jackson to IGD surplus now equals the surplus in excess of 250 per cent of Company Action Level. This is more in line with the level at which we have historically reported free surplus, which had been set at 235 per cent of Company Action Level, and which has been raised to 250 per cent in the first half of 2013 to align with IGD. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. The impact of this change, when it was introduced in March 2013, was a reduction in IGD surplus of £1.2 billion.

We continue to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group’s IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders’ interest in future transfers from the UK’s with-profits business and this remained in place, contributing £0.4 billion to the IGD at 31 December 2012. We are phasing this out in two equal steps, reducing the credit taken to £0.2 billion from January 2013 and we expect to take zero credit from January 2014.

In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 31 December 2013 was £1.9 billion. This credit risk allowance represents 47 per cent of the bond portfolio spread over swap rates, compared to 40 per cent as at 31 December 2012.

Stress testing

(Unaudited)

As at 31 December 2013, stress testing of our IGD capital position to various events has the following results:

— An instantaneous 20 per cent fall in equity markets from 31 December 2013 levels would reduce the IGD surplus by £50 million;

— A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £250 million;

— A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £50 million; and

— Credit defaults of 10 times the expected level would reduce IGD surplus by £600 million.

We believe that the results of these stress tests, together with our strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits, and continue to maintain a strong position. This assessment provides valuable insights into our risk profile.

Economic capital position

(Unaudited)

Following provisional agreement on the Solvency II Omnibus II Directive on

13 November 2013, Solvency II is now

expected to come into force on 1 January 2016. Therefore our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with draft Level 2 ‘Delegated Acts’, provide a viable framework for the calculation of Solvency II results, there remain material areas of uncertainty and in many areas the Group’s methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group’s lead regulator. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015, and therefore the economic capital position disclosed below should not be interpreted as output from an approved internal model.

At 31 December 2013 the Group has an economic capital3 surplus of £11.3 billion (2012: £8.8 billion) and an economic solvency ratio of 257 per cent (2012:215 per cent) before taking into account the 2013 final dividend.

Between full year 2012 and full year 2013, the Group economic capital surplus increased by £2.5 billion from £8.8 billion to £11.3 billion. The total movement over the year was equivalent to a 42 percentage point increase in the Group economic solvency ratio, driven by:

— Model changes of £0.1 billion: a positive impact to Group surplus arising from a number of modelling enhancements and refinements;

— Operating experience of £2.1 billion: generated by in-force business, new business written in 2013, the beneficial impact of management actions taken during 2013 to de-risk the business, and small impacts from non-market assumption changes and non-market experience variances over the year; and

— Non-operating experience of

£0.9 billion: mainly arising from positive market experience during 2013.

Offset by:

— Other capital movements of £0.6 billion: a reduction in surplus from the acquisition of Thanachart Life and the preparation for sale of the Japanese life business, the negative impact of exchange rate movements, an increase in surplus from new subordinated debt issuances and a reduction in surplus due to dividend payments in 2013.

These results are based on outputs from our current Solvency II internal model, assessed against a draft set of rules and with a number of key working assumptions. Further explanation of the underlying methodology and assumptions is set out in note II of Additional unaudited financial

Prudential plc Annual Report 2013 53

information. By disclosing economic capital information at this stage, the directors of Prudential plc are seeking to provide an indication of the potential outcome of Solvency II based on the Group’s current interpretation of the draft rules. An update of the capital position based on the Solvency II internal model will be reported annually going forward, and will evolve to reflect changes to the Solvency II rules, ongoing refinements to our internal model calibrations, and feedback from the Prudential Regulation Authority on Prudential’s approach to implementing this new capital regime. Against this background of uncertainty, it is possible that the final outcome of Solvency II could result in a fall in the Group solvency ratio, relative to the results shown above.

Stress testing

At 31 December 2013, stress testing the economic capital position gives the following results and demonstrates the Group’s ability to withstand significant deteriorations in market conditions:

— An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.3 billion but increase the economic solvency ratio to 260 per cent;

— An instantaneous 40 per cent fall in equity markets would reduce surplus by £1.0 billion but increase the economic solvency ratio to 258 per cent;

— A 100 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 225 per cent;

— A 100 basis points increase in interest rates would increase surplus by £0.8 billion and increase the economic solvency ratio to 284 per cent; and

— A 100 basis points increase in credit spreads would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 254 per cent.

Capital allocation

(Unaudited)

Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.

We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

Notes

1 Excludes Group’s proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.

2 Jackson previously reported IGD on an intervention level set at 75 per cent of US Risk Based Capital Company Action level (CAL). In March 2013 it was agreed with the PRA that going forward Jackson’s IGD will be reported on an intervention level set at 250 per cent of CAL.

3 The methodology and assumptions used in calculating the economic capital result are set out in note II of Additional unaudited financial information. The economic Solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

Group Chief Risk Officer’s report on the risks

Strategic report facing our business and our capital strength

54 Prudential plc Annual Report 2013 Strategic report

Corporate responsibility review

Helping build strong communities

Our corporate responsibility strategy

Serving our Supporting

customers local Wellbeing and protection

communities

Helping provide resources, such as clean water

and shelter that are essential for health and a

thriving future

Education and life skills

Valuing our Protecting the

people environment

Strengthening knowledge in numeracy

and financial literacy, while improving

employment training

Disaster readiness and relief

Providing financial, physical and infrastructure

support to help prevent disasters, and to deal

with their impact

‘Our commitments to our customers and our employees, as well as our support for communities and our responsibility towards the environment, are rooted in our determination to continue delivering a strong, sustainable financial performance.’

Paul Manduca Chairman

Our long-term sustainable approach to business is reinforced by our Group-wide corporate responsibility strategy. While we believe that corporate responsibility is best managed on the ground by those closest to the customer and local stakeholders, our Group approach is underpinned by four global themes:

B Serving our customers; B Valuing our people;

B Supporting local communities; and B Protecting the environment.

1	Performance in highlights 3 £18.5m employees volunteer worldwide total community investment spend

US$2m 3,400

donated to disaster relief in the employees donate through payroll Philippines following Typhoon Haiyan giving across the Group

Prudential plc Annual Report 2013 55

Our corporate responsibility approach As a business that provides savings, income, investment and protection products and services we create social value through our day-to-day operations. We provide customers with ways to help manage uncertainty and build a more secure future. In seeking to match the long-term liabilities we have towards our customers with similarly long-term financial assets, we provide capital that finances businesses, builds infrastructure and fosters growth in both developed and developing markets.

Our long-term sustainable approach to business is reinforced by our Group-wide corporate responsibility strategy. While we believe that corporate responsibility is best managed on the ground by those closest to the customer and local stakeholders, our Group approach is underpinned by four global themes:

— Serving our customers: we aim to provide fair and transparent products that meet our customers’ needs;

— Valuing our people: we aspire to retain and develop highly engaged employees;

— Supporting local communities: we seek to make a positive contribution to our communities through long-term partnerships with charitable organisations that make a real difference; and

— Protecting the environment: we take responsibility for the environment in which we operate.

These themes provide clarity to our businesses as to how they should focus their corporate responsibility efforts and resources in the context of their individual markets.

This review gives an overview of our activities and progress. Prudential also publishes an annual Corporate Responsibility Report, which will be available online at www.prudential.co.uk in summer 2014.

Serving our customers

Prudential has been meeting people’s needs for more than 165 years and today we serve around 23 million insurance customers in diverse markets.

In each of our businesses, we are focused on providing for a distinct set of customers’ needs: the significant and growing demand for saving and protection of the middle class in Asia, the retirement income requirements of baby boomers in the US and the ageing population in the UK, which needs both to save more and to access secure income in retirement.

We want our customers to stay with us for the long term. We know this means we must constantly listen to them to understand their changing needs, and that we must provide them with fair and transparent products – and customer service – that maintain their trust and faith in us.

Asia

As part of the process of listening and understanding our customers’ needs, Prudential Corporation Asia launched a number of tailored products and services in 2013. Prudential Hong Kong introduced PRUmyhealth crisis multi-care, which offers comprehensive financial protection against critical illness. It is the only all-in-one product in Hong Kong to offer complete protection against the financial impact of critical illnesses for multiple stages and multiple incidences of major illness, covering an extensive range of conditions.

Prudential Singapore introduced the PRUVantage iPad application, a customer engagement tool to help customers better understand different investment concepts and what to look for when considering investing. Prudential was the first to launch this state-of-the-art interactive client engagement tool in the market, allowing quick and easy access to product information and investment concepts. Since its launch, the application has been well received by customers and agents.

At present, more than two-thirds of the agency force is using this tool as part of their sales and customer engagement process.

US

In the US, the squeeze on the cost of living and market volatility has led many people to be unprepared as they approach retirement. In Jackson in 2013 we continued to develop educational programmes, designed to help existing and potential customers understand how better to prepare for their financial future.

The Center for Financial Insight, a new online thought leadership community, launched on Jackson’s website in March 2013. It is an educational resource designed to provide information for investors, offering insights on many aspects of financial planning from basic terminology and fundamental investment concepts to information on investment vehicles and trends.

Jackson’s educational efforts include a focus on alternative investment strategies, a growing area in portfolio planning. Jackson also launched a series of alternative educational training days designed to demonstrate the role that alternative investments can play in helping investors potentially grow returns and manage risk in their portfolios.

UK

Annuities remain a key product for Prudential UK, and in 2013 we worked closely with the Association of British Insurers on the launch of the Code of Retirement Choices. This means that we are more focused than ever on ensuring that customers looking to take income from their pensions make informed choices. Our UK business paid out £3 billion in income to UK annuitants in 2013.

We are committed to responding to customer concerns quickly and efficiently and we aim to maintain loyalty by continuing to improve our service year-on-year for both customers and intermediaries. This focus on continuing to deliver excellent customer service was recognised at the 2013 Financial Adviser Service Awards, where we retained our two five-star ratings in the Life & Pensions and Investment categories. In the most recent data published by the Financial Ombudsman Service, Prudential UK continued to perform well and was placed second in the ‘life and pension and decumulation’ peer group.

In the UK we also believe in finding ways to improve the financial capability of the next generations. Prudential UK works in partnership with various organisations to deliver front-line financial education training to adults and children, helping

Strategic report Corporate responsibility review

56 Prudential plc Annual Report 2013 Strategic report

Corporate responsibility review continued

→ people become more informed about their financial needs and community organisations to provide financial education in future.

In partnership with the Personal Finance Education Group we have developed a Quality Mark for financial capability teaching resources, giving reassurance to teachers that they are using reliable material.

Asset management

M&G, Prudential's UK and European asset management business, is a long-term, active investor that takes seriously its responsibility to look after our customers' assets, often working closely with the management of the companies in which it invests. Active voting is an integral part of M&G's investment approach. We believe that exercising our votes both adds value and protects our interests as shareholders. The M&G website provides an overview of voting history: www.mandg.co.uk/Corporate/CorporateResponsibility/CorporateGovernance/Voting history.jsp

M&G continues to provide market insights to clients, intermediaries and others through a number of channels, including a programme of roadshows and events, such as Meet the Managers and the Annual Investment Forum, and its Bond Vigilantes blog.

Valuing our people

At Prudential, we foster an environment in which our people find value and meaning in their work, and deliver outstanding performance for our customers, shareholders and communities. This is achieved through our focus on diversity and inclusion, talent development, employee engagement, and performance and reward.

Diversity and inclusion

As an international provider of financial services, operating in diverse markets and cultures, Prudential recognises its obligations to supporting human rights as a consequence of its principles of acting responsibly and with integrity.

We provide opportunities for our employees regardless of their gender, ethnicity, disability status, age, religion, caring responsibilities or sexual orientation.

Our diversity and inclusion policies are guided by the principles of the UN's Universal Declaration of Human Rights and the International Labour Organisation's core labour standards. These are also incorporated into our Group Code of Business Conduct, which sets expected standards of employee behaviour across the Group, and in our Group Outsourcing and Third Party Supply Policy.

We maintain an inclusive culture that is sensitive to the needs of employees. We make appropriate disability adjustments as required, and provide training and career development opportunities for all. We also give full and fair consideration and encouragement to all applicants with suitable aptitude and abilities.

There are several initiatives across our businesses that maintain our commitment to diversity and inclusion. Examples include: pay consistency reviews, engaging with recruitment firms to mitigate bias, providing training for managers and non-managerial staff, and running apprenticeship schemes. In addition, we have collaborative partnerships with organisations that further the diversity and inclusion agenda, including Diversity and Inclusion in Asia Network, and Peckham, an American non-profit community rehabilitation organisation.

The gender diversity across Prudential as of 31 December 2013 is shown below.

Talent development

We offer a range of programmes that enable our people to continue to grow and develop. The majority of these are managed by our business units, while Group Human Resources focuses on tailored programmes for senior leaders across the organisation, succession planning for senior roles, and development of our overall leadership talent pipeline.

Colleagues based in the UK have joined The Pearls Programme run by An Inspirational Journey, a UK-based development initiative designed to support women in middle to senior management positions, in building confidence, capabilities and contacts.

Within our businesses there are several examples of our continuing commitment to talent development. Prudential Corporation Asia has further improved the leadership skills of the senior executive population through the delivery of the 'top of the class' Leadership Development Series, and the launch of the Jackson Development Zone in the US offers a flexible work environment where university students can gain real-life work experience and career opportunities. Career development centres within Prudential UK enable colleagues to consider how they want to develop their careers, and M&G has continued to run programmes to develop individuals with the potential to excel, supporting junior talent into wider and more senior roles. At Group head office, all employees have access to sessions that focus on cross-cultural awareness, building effective partnerships and self-motivation, while targeted talent development initiatives aim to support the development of senior managers and future leaders.

Gender diversity

Headcount*	Total	Male	Female
Non-executive directors (including the Chairman)	9	7	2
Executive directors	7	6	1
Group Executive Committee (includes executive directors)	11	9	2
Senior managers (does not include the Chairman, directors, and GEC members)	76	62	14
Whole company (includes the Chairman, directors, and GEC members)	22,308	10,138	12,170

* Excludes joint ventures.

Employee engagement

An array of initiatives are in place to drive employee engagement. These include: Prudential Corporation Asia using employee survey results to deliver on feedback received in 2012, and Prudential UK utilising an online 'health manager' tool, an employee assistance helpline, occupational health support, and locally-organised wellbeing and sporting activities. Group Head Office also convened a Wellbeing and Engagement Forum, where colleagues review, develop and implement various engagement initiatives.

The success of our engagement efforts has been recognised internally and externally. In 2013, engagement surveys in various business units have again shown excellent results, and several of our businesses have won prestigious awards. For example, in 2013 our Singapore business won the Asia Best Employer award and the Philippines employee engagement programme 'PRUblic Service – All the Way' received an Award of Excellence at the Philippine Quill Awards. PPMA (one of our US-based indirect subsidiaries) was awarded the '#1 Top Workplace in Chicago' by Chicago Tribune and Workplace Dynamics, Prudential UK was awarded a Business in the Community Big Tick for our focus on colleague engagement, and M&G was once again named as one of the best places to work in the City by the website 'Here is the City News'. In addition, our businesses in the UK have a long-standing relationship with the union Unite.

We encourage volunteering, through which our employees can support our communities and acquire new skills. See page 58 for further detail.

Prudential plc Annual Report 2013 57

Performance and reward

At Prudential, we offer reward packages that attract, retain and motivate talented people to support a high-performing culture. Each individual contributes to the success of the Group and should be rewarded accordingly.

Reward is linked to the delivery of business goals and expected behaviours, and there is an emphasis on objectives being met in an appropriate manner. To ensure this, employees are not only regularly assessed on ‘what’ they have achieved, but also on ‘how’ they did so.

There are several recognition initiatives running across our businesses, including the ‘High Five Recognition Program’ in the US, which allows associates to choose from a list of ‘badges’ for actions such as teamwork, innovation and inspiration, to formally recognise when colleagues have gone above and beyond expectations. Similarly, at Group head office the Prudential Star awards are made to individuals nominated by their colleagues for outstanding examples of execution, impact and engagement.

We continue to believe in the importance of enabling our employees to have the opportunity to benefit from the Group’s success through share ownership, and operate employee share plans across the UK and Asia.

Supporting local communities

The inherent long-term social value of our business is augmented by community investments in each of the markets where we operate. We provide support to charitable organisations both through funding, and the experience and expertise of our employees.

We establish long-term relationships with our charity partners to ensure that the projects we support are sustainable and we work closely with them to ensure that our programmes continuously improve.

The diversity of our markets means that our programmes vary from region to region, but a shared focus for our community investment is education and life skills. These activities include financial education, support to improve social mobility and employee volunteering.

Education and life skills

In Asia, the Prudence Foundation was established in 2011 as an umbrella to coordinate all community investment and charitable activity in the region. The Foundation focuses on three key pillars; Children, Education and Disaster Preparedness and Relief, and under each of these it has regional flagship programmes.

The Prudence Foundation has supported First Read, Save the Children’s unique programme that works with parents of pre-school children in the Philippines and Cambodia to provide them with knowledge, skills and materials to support their children’s literacy and numeracy. Over three years, the programmes will benefit nearly 150,000 children aged 0 to 6 years and their parents. They will also benefit almost 850,000 community members indirectly through the expected sharing of knowledge and resources.

We support the educational needs of Asian families and have continued to extend our long-standing commitment to financial literacy. The Prudence Foundation launched Cha-Ching in 2011 to help parents instil ‘money-smart skills’ in children aged seven to 12. The programme has gained international recognition for promoting financial literacy and won several industry awards. Over the past year it has grown to become one of the top-rated children’s television programmes in Asia.

At its core, Cha-Ching consists of a series of three-minute animated music videos featuring six band members developed with Cartoon Network and Dr Alice Wilder to help children learn the fundamental money management concepts of earn, save, spend and donate. The episodes air daily on Cartoon Network, the number one children’s channel in Asia, in seven countries: Hong Kong, Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam.

In 2013, Season Three of Cha-Ching premiered with three new music videos. A new online game, Cha-Ching Saver World Tour, and Cha-Ching’s first mobile/tablet game, Cha-Ching Band Manager, completed the season. The programme materials have been developed into Bahasa Indonesia, Traditional Chinese, Vietnamese and Thai, while the songs have been recomposed and sung in Thai and Bahasa Indonesia thus far.

In addition to engaging children through television and online platforms, the learning concepts have been integrated into tailored programmes for schools in partnership with financial education focused Non-Government Organisations (NGOs) like Junior Achievement. The Philippines Department of Education has incorporated Cha-Ching into the curriculum of public primary schools and has just completed its first year. Prudential is exploring ways in which this application of Cha-Ching can be brought to other markets.

Youth unemployment is a huge social challenge in many economies, prompting demand for initiatives that can drive educational improvement in order to help get young people into work.

Prudential UK piloted an apprenticeship programme in 2013 for 47 young people, providing an opportunity to launch a career in the finance sector.

We have now committed to a four-year annual scheme of 40 apprenticeships with the aim of keeping a significant number of apprentices on in permanent roles after they have completed the scheme.

Our three-year partnership with Greenhouse has allowed over 1,000 disadvantaged young people to participate weekly through their basketball programme. Greenhouse uses sport to encourage educational performance among teenagers from some of London’s most deprived areas. Sport coaches work full time in schools to help young people improve their health and fitness, while mentoring them to increase their engagement with their education and community. Through these intensive sport programmes participating teenagers have improved school attendance and better classroom discipline, as well as showing significant progress in maths and English.

We have embarked on a new partnership with Save the Children to support their FAST programme in London. This aims to improve basic educational attainment for 3,000 of the most deprived children by coaching parents to help them support their children’s learning.

In the US, Jackson has opened a new downtown East Lansing office next to the Michigan State University (MSU) campus with the aim of offering students real-life work experience that could potentially lead to career opportunities after graduation. The Jackson Development Zone has also become the new home for the Jackson National Community Fund, offering students and the community opportunities to volunteer alongside Jackson employees. This will not only benefit the business, but will also encourage employees, MSU students and local community partners to collaborate.

Strategic report Corporate responsibility review

58 Prudential plc Annual Report 2013 Strategic report

Corporate responsibility review continued

Disaster relief and preparedness

Unfortunately many of our communities in Asia are exposed to approximately 75 per cent of the world’s natural disasters. For many years we have supported local initiatives to aid relief efforts following disasters and we also maintain a disaster relief fund which can be activated in emergencies. Our commitment to disaster, relief also often goes beyond financial aid, with our people helping on the ground.

The Prudence Foundation is working with NGOs to help communities to be better prepared with vital skills before disasters strike. In the Philippines, Thailand, Vietnam and Indonesia, around 23,000 young people and their teachers will receive training in lifesaving skills and knowledge about preparing for disasters, working with Save the Children and Plan International.

Prudential has been an emergency partner of Save the Children’s Emergency Fund for a number of years and has committed to a further three years.

Typhoon Haiyan, which struck the Philippines in November 2013, caused widespread loss of life as well as destruction to homes, businesses and infrastructure. Rebuilding costs are estimated to be £3.6 billion. We have worked with NGOs in the region to provide emergency relief. Immediate donations were made and mechanisms established for employees across the Group who wished to contribute, which were matched by the Group. In the longer term we will look at how Prudential can assist with rebuilding initiatives in those areas affected. The Prudence Foundation has pledged a total of £1.25 million to the relief and community-rebuilding effort in the Philippines.

Chairman’s Challenge and employee volunteering

Many of our employees play an active role in their communities through volunteering, charitable donations and fundraising. In the UK, US and in Asia we offer our employees the opportunity to support charities through payroll giving.

We recognise that employee volunteering brings benefit not only to the charities but also to the development of our people, and we actively encourage colleagues to participate in our programmes. In 2013, 8,155 employees across the Group volunteered in their communities on a range of projects.

Of these, almost 5,000 employees volunteered through Prudential’s flagship international programme, the Chairman’s Challenge. The programme encourages people from across the Group to volunteer on projects initiated by our global charity partners, including Plan International, Help Age International and Junior Achievement. It allows us to support many different charities with volunteers as well as financial support. Prudential donates £150 to our charity partners for every employee who registers for the programme. Charity partners use this money to seed-fund charitable projects for Prudential volunteers.

Each year employees across the Group vote for the shortlisted project they believe has made the greatest impact.

In addition to volunteering efforts on behalf of Chairman’s Challenge, our employees around the Group volunteered on a number of charitable projects.

Prudential Corporation Asia employees donated over 25,000 hours of their time to support a number of charitable activities across our markets in South-east Asia. An example is the ‘Investing in Your Future’ programme, which teaches women sound money management, such as the key considerations when making financial decisions, balancing the family budget and how to plan for different life stages. Female volunteers from Prudential donate their time and expertise to deliver the seminars and so far over 38,000 women in China, India, Indonesia and Vietnam have benefited.

Jackson employees volunteered approximately 9,000 hours of their time building houses, mentoring children, feeding the elderly and improving communities. In 2013, the JNCF and Jackson in Action were honoured with the First Place award for the US President’s Volunteer Service Awards for 5,000 service hours with Junior Achievement. In addition, Jackson is a finalist in the Nashville Business Journal’s Corporate Giving Awards.

In 2013, Prudential UK employees spent approximately 14,500 hours engaged in volunteering activities. This included mentoring schoolchildren, supporting the elderly and skills-sharing with local charities.

At M&G, employees have spent over 1,000 hours actively involved in initiatives with community organisations, charities and schools in and around Chelmsford and London – with a particular focus on helping the disadvantaged in those communities. It has also maintained its sponsorship of the ‘Women in Investment Management’ event targeted at female students, and continued to support underprivileged students through the Social Mobility Foundation in the form of both mentoring and internships.

Prudential plc Annual Report 2013 59

Prudential RideLondon

The inaugural RideLondon event, sponsored by Prudential, took place in August 2013. The world-class festival of cycling took place over a weekend in August 2013 and attracted 65,000 cyclists who collectively raised £7 million for charity. The expectation for 2014 is that the numbers of cyclists taking part will increase.

Charitable arts sponsorships

Prudential has a proud tradition as a supporter of the arts. In the UK, we support a number of charitable institutions including the Royal Opera House, the National Theatre, the National Gallery, Holland Park Opera and the British Museum. With each of these institutions we seek to focus our partnerships on education and access to the arts for the wider community.

Charitable donations

We calculate our community investment spend using the internationally recognised London Benchmarking Group standard. This includes cash donations to registered charitable organisations, as well as a cash equivalent for in-kind contributions.

In 2013, the Group spent £18.5 million supporting community activities, an increase of 47 per cent on 2012. This reflects the strong growth and cash generation of our business and the increased prioritisation of community investment across the Group.

The direct cash donations to charitable organisations amounted to £15.9 million, of which approximately £4.7 million came from our EU operations, which are principally our UK insurance operation and M&G. The remaining £11.2 million was contributed to charitable organisations by Jackson National Life Insurance Company and Prudential Corporation Asia.

The cash contribution to charitable organisations from our EU operations is broken down as follows: education £1,878,000; social, welfare and environment £2,493,000; cultural £226,000 and staff volunteering £111,000.

Political donations

It is the Group’s policy not to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the Political Parties, Elections and Referendums Act 2000. The Group did not make any such donations or incur any such expenditure in 2013.

Protecting the environment

We recognise that managing our buildings efficiently and minimising our greenhouse gas emissions is not only beneficial to the environment but also makes good business sense.

Our strategy focuses on reducing the environmental impact of the properties we occupy as well as the properties we manage through M&G Real Estate Limited (previously known as Prudential Property Investment Managers Limited), which is a top-25 global real estate fund manager.

The management of environmental issues is an integral part of managing the total risks faced by our business. In addition to meeting legal requirements, our key environmental objectives are to: a Continuously improve environmental performance; b Reduce emissions and waste; c Raise awareness among employees; d Strive to ensure that our suppliers adhere to the same environmental standards; and e Protect shareholders’ and other stakeholders’ interests by careful management of our environmental impacts.

Reducing our direct impact: occupied properties

We monitor energy consumption and carbon dioxide emissions globally for all sites where we have operational control. We also measure water consumption, waste, paper use and recycling in the UK and at Jackson’s main premises in North America in Lansing, Michigan; Denver,

Colorado; and Nashville, Tennessee. We plan to broaden the scope of our sustainability reporting in 2014.

During 2013 we embarked on a major project to capture greenhouse gas emissions for all global operations in accordance with the Companies Act 2006 (Strategic and Directors’ Reports) Regulations 2013. We now report greenhouse gas data for 389 leases covering approximately 517, 934 square metres of office space in 26 countries.

Within the UK occupied properties the continued implementation of ISO14001 has given us the framework with which to implement further initiatives across our portfolio. These have included the installation of more efficient lighting in a number of our buildings, the introduction of more efficient air conditioning systems and continued monitoring of our buildings’ running times to maximise efficiencies. As of June 2013, all waste generated from UK occupied properties was diverted from landfill.

In our global operations we have implemented projects to reduce our impact on the environment as a result of energy use.

Reducing our impact: property investment portfolio

M&G Real Estates’ approach to Responsible Property Investment (RPI) enables it to manage and respond to the growing range of environmental and social issues that can impact property values. It also helps M&G to protect and enhance fund and asset performance for its clients.

RPI is well integrated within our day-to-day investment practices. It enables us to adapt and respond to the challenges and opportunities posed by various issues, such as rising energy and resource costs, greater legislative demands and stronger tenant and investor requirements.

M&G Real Estates’ focus on delivering energy reductions across its managed portfolio has achieved some significant results. For example, in the UK, M&G has:

1	Reduced CO emissions at UK offices
2

and shopping centres by 11 per cent, saving occupiers £430,000;

2 Rolled out Green Leases to our managed office portfolios and worked with Marks & Spencer to include Green Lease Memoranda of Understanding at their stores; and

3	Submitted 76 per cent of funds under management to the Global Real Estate Sustainability Benchmark.

M&G Real Estates’ progress can be found in its annual Responsible Property Investment report at www.mandg.co.uk/-/media/ Literature/UK/Institutional/MG-Real-Estate-RPI-Report-2013-Online-Version.pdf

Strategic report Corporate responsibility review

60 Prudential plc Annual Report 2013 Strategic report

Corporate responsibility review continued

Prudential plc – greenhouse gas emissions statement

We have compiled our greenhouse gas emissions data in accordance with the Companies Act 2006 (Strategic and Directors' Reports) Regulations 2013.

The data presented below is now more comprehensive than in previous years and represents our baseline year for carbon reporting.

We have included full reporting for all Scope 1 (direct emissions such as combustion of gas for heating) and 2 (indirect emissions for consumption of electricity, heat and steam) emissions where operational control of the emissions of the sources concerned was demonstrated. We have also reported on a number of Scope 3 emissions as a matter of best practice. These are emissions arising as a consequence of the activities of the Company, but occur from sources not owned or controlled by the Company.

For the purpose of the 2013 report, these Scope 3 emissions include: waste generated in operations and business travel booked from UK employees. We will work with our business units to review the extent of our Scope 3 reporting.

Assessment parameters baseline year	1 October 2012 to 30 September 2013
Consolidation approach	Operational control
Boundary summary	All entities and all facilities under operational control (including those owned) were included
Consistency with the financial statements	This period does not correspond with the Directors' Report period (January 2013 to December 2013). The reporting period was brought forward by three months to improve the availability of invoice data (which often lags by one month or more after the usage period) and reduce the reliance on estimated data. Prudential owns assets, which are held on its balance sheet in the financial statements, over which it does not have operational control. These are excluded from the data below. Assets not included on the balance sheet but held under an operating lease and where we have operational control are included
Emission factor data source	DEFRA 2013 – obtained from www.ukconversionfactorscarbonsmart.co.uk
Assessment methodology	The Greenhouse Gas Protocol Revised 'A Corporate Accounting and Reporting Standard (Revised Edition)' 2004
Materiality threshold	5 per cent
Intensity ratio	Tonnes of Carbon Dioxide Equivalent per metre squared (Net Lettable Area)

Greenhouse gas emissions source 2013

		(tCO_2e)	tCO_2e per m^2
Scope 1 CO_2e emissions total		**21,918**	**0.0067**
Fuel combustion	UK Occupied	1,216	0.0155
	UK Investments	12,099	0.0054
	Continental Europe Occupied	111	0.0097
	Continental Europe Investments	41	0.0003
	US Occupied	1,448	0.0136
	North America Investments	2,716	0.0110
	Asia Occupied	35	0.0001
	Asia Investments	266	0.0021
Vehicle fleet	UK Occupied	1,421	0.0182
	UK Investments	0	0.0000
	Continental Europe Occupied	94	0.0083
	Continental Europe Investments	0	0.0000
	US Occupied	39	0.0004
	North America Investments	0	0.0000
	Asia Occupied	1,004	0.0030
	Asia Investments	0	0.0000
Fugitive emissions	UK Occupied	305	0.0039
	UK Investments	575	0.0003
	Continental Europe Occupied	0	0.0000
	Continental Europe Investments	0	0.0000
	US Occupied	437	0.0041
	North America Investments	111	0.0004
	Asia Occupied	0	0.0000
	Asia Investments	0	0.0000

Prudential plc Annual Report 2013 61

Strategic report
Corporate responsibility review

Greenhouse gas emissions source 2013

		(tCO₂e)	tCO₂e per m²
Scope 2 CO_2e emissions total		**133,209**	**0.04069**
Purchased electricity	UK Occupied	11,212	0.1433
	UK Investments	32,671	0.0145
	Continental Europe Occupied	2,092	0.1829
	Continental Europe Investments	256	0.0020
	US Occupied	25,813	0.2424
	North America Investments	18,120	0.0735
	Asia Occupied	27,305	0.0849
	Asia Investments	15,740	0.1220
Statutory total CO_2e emissions (Scope 1 & 2)*		155,127	0.0474
Scope 3 CO_2e emissions		**10,404**	**0.0032**
Waste generated in operations	UK Occupied	50	0.0006
	UK Investments	522	0.00023
	Continental Europe Investments	230	0.0001
	US Occupied	116	0.00005
	North America Investments	41	0.00017
	Asia Investments	47	0.00002
Business travel	Booked by UK employees only	9,398	0.003
Scope 1, 2 and 3 total		**165,531**	**0.051**

* Statutory carbon reporting disclosures required by the Companies Act 2006.

Accountability and governance

The Board

The Board regularly reviews the Group's corporate responsibility performance and scrutinises and approves the Group Corporate Responsibility report and strategy on an annual basis.

Code of Business Conduct

Consideration of environmental, social and community matters is integrated in our Code of Business Conduct. Our code is reviewed by the Board on an annual basis. Refer to page 71 for more information.

Local governance

In M&G, Jackson and Prudential UK there are governance committees in place – with senior management representation – that agree strategy and spend. In Asia, the Prudence Foundation has been established as a unified charitable platform to align and maximise the impact of community efforts across the region.

Supply chain management

Prudential recognises that its own social, environmental and economic impacts go beyond the products and services it supplies to include the performance of its suppliers and contractors.

It is our policy to work in partnership with suppliers whose values and standards are aligned with our Group Code of Business Conduct.

Procurement practices in Prudential UK have been successfully accredited with the Chartered Institute of Purchasing and Supply certification, an industry benchmark of recognised good practice.

Signing of strategic report

Signed on behalf of the Board of directors



Tidjane Thiam
Group Chief Executive
11 March 2014

62 Prudential plc Annual Report 2013

Prudential plc Annual Report 2013 63

Section 3

Governance

64 Board of directors

69 Corporate governance report 69 Board 73 Board committees 74 Audit Committee report 78 Nomination Committee report

80 Risk Committee report and risk governance 83 Remuneration Committee report

83 Corporate governance codes

84 Shareholders

86 Additional disclosures

87 Index to principal directors’ report disclosures

Governance

3

64 Prudential plc Annual Report 2013 Governance

Board of directors

Chairman

Paul Manduca

Chairman

Nationality: British

Appointment date: October 2010

Chairman from July 2012

Committee membership:

Chairman of the Nomination

Committee (from July 2012)

Group Chief Executive

Tidjane Thiam

Group Chief Executive

Nationality: French

Appointment date: March 2008

Group Chief Executive

from October 2009

Skills and experience Paul Manduca was the Senior Independent Director prior to his appointment as Chairman. He was also a member of the Audit and Remuneration Committees from October 2010 to June 2012 and a member of the Nomination Committee from January 2011. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc. During that time, he was the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee, and prior to that he chaired their Audit Committee. Paul retired as Chairman of JPM European Smaller Companies Investment Trust Plc in December 2012 and was the Chairman of Aon UK Limited until September 2012. He was also a non-executive director and Chairman of the Audit Committee of KazMunaiGas Exploration & Production until the end of September 2012.

Paul was the Senior Independent Director and Chairman of the Audit Committee of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Prior to that, he was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute, a former Chairman of the Association of Investment Companies from 1991 to 1993, and a former member of the Takeover Panel. Paul is the Chairman of Henderson Diversified Income Limited. Age 62.

Skills and experience Tidjane was the Chief Financial Officer from March 2008 until his appointment as Group Chief Executive in 2009. Tidjane spent the first part of his professional career with McKinsey & Company in Paris and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Côte d’Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company and one of the leaders of their Financial Institutions practice before joining Aviva in 2002. He worked at Aviva until 2008, holding successively the positions of Group Strategy and Development Director, Managing Director of Aviva International, Group Executive Director and Chief Executive Officer, Europe.

Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI) and was appointed as their Chairman in July 2012. He is a member of the Council of the Overseas Development Institute (ODI) in London, a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister’s Business Advisory Group and has been a member of the European Financial Round Table (EFR) since January 2013. Tidjane was awarded the Légion d’honneur by the French President in July 2011 and the 2013 Grand Prix de I’Economie by the French newspaper Les Echos. In January 2014, Tidjane was appointed as a British Business Ambassador by invitation from the Prime Minister. Age 51.

Prudential plc Annual Report 2013 65

Executive directors

Nicolaos Nicandrou ACA Chief Financial Officer

Nationality: British Appointment date:

October 2009

Skills and experience

Before joining Prudential, Nic Nicandrou worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PricewaterhouseCoopers where he worked in both London and Paris. Age 48.

John Foley

Group Investment Director

Nationality: British Appointment date:

January 2011

Skills and experience

John Foley has been Group Investment Director since August 2013. He joined Prudential as Deputy Group Treasurer in 2000 before being appointed Managing Director, Prudential Capital (formerly Prudential Finance (UK)) and Group Treasurer in 2001. He was appointed Chief Executive of Prudential Capital and to the Group Executive Committee in 2007. John was appointed to the Board in January 2011 and held the position of Group Chief Risk Officer until July 2013. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co Limited where, over a 20 year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 57.

Jacqueline Hunt Chief Executive, Prudential UK & Europe

Nationality: British Appointment date:

5	September 2013

Skills and experience

Jackie Hunt was appointed as Director and Chief Executive of Prudential UK & Europe on

5 September 2013. Before joining Prudential, Jackie was a Director and Chief Financial Officer of Standard Life from May 2010.

She joined Standard Life in January 2009 as Deputy Chief Financial Officer and before this, she held various senior management roles at Aviva, including Chief Financial Officer at Norwich Union. After qualifying as a Chartered Accountant with Deloitte & Touche in South Africa, Jackie worked for PricewaterhouseCoopers and Royal & Sun Alliance before joining Aviva in 2003.

Jackie is a non-executive director of National Express Group PLC. She was previously Chair of the Prudential Financial and Taxation Committee of the Association of British Insurers.

Age 45.

Michael McLintock Chief Executive, M&G

Nationality: British Appointment date:

September 2000

Skills and experience

Michael McLintock is the Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999, having joined M&G in 1992.

From 2001 to 2008, Michael also served on the Board of Close Brothers Group plc as a non-executive director.

Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He has been a member of the Finance Committee of the MCC since October 2005. Age 52.

Governance Board of directors

66 Prudential plc Annual Report 2013 Governance

Board of directors continued

Executive directors continued

Barry Stowe Chief Executive,

Prudential Corporation Asia

Nationality: American Appointment date:

November 2006

Skills and experience

Barry Stowe is the Chief Executive of Prudential Corporation Asia, a position he has held since October 2006. Before joining Prudential, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to 1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US. From October 2008 to October 2011, Barry was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA).

Barry is a member of the Board of Directors of the International Insurance Society. He is also a member of the Board of Visitors of Lipscomb University, a member of the Board of Managers of the Hong Kong International School and Chairman of Save the Children (HK) Ltd. Age 56.

Michael Wells President and CEO, Jackson

Nationality: American Appointment date:

January 2011

Skills and experience

Mike Wells is President and CEO of Jackson National Life Insurance Company (‘Jackson’). Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period he has led the development of Jackson’s variable annuity business and has been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers. Age 53.

Independent non-executive directors

The Hon. Philip Remnant CBE ACA

Senior Independent Director

Nationality: British Appointment date:

1	January 2013

Committee memberships:

Remuneration Committee (from January 2013), Audit Committee (from January 2013), Nomination Committee (from January 2013)

Skills and experience

Philip Remnant was a senior adviser at Credit Suisse until December 2013. Philip was previously a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. Philip was seconded to the role of Director General of the Takeover Panel, which administers the UK’s code on takeovers and mergers, from 2001 to 2003, and again in 2010. He served on the Board of Northern Rock plc from 2008 to 2010, and from 2007 to 2012 was Chairman of the Shareholder Executive, which manages the relationships between the UK Government and the businesses in which it is a shareholder.

He is a Deputy Chairman of the Takeover Panel, a non-executive director of UK Financial Investments Limited (since 2009) and Chairman of City of London Investment Trust plc (since 2011). Age 59.

Sir Howard Davies Independent non-executive director

Nationality: British Appointment date:

October 2010

Committee memberships:

Chairman of the Risk Committee (from October 2010), Audit Committee (from November 2010), Nomination Committee (from July 2012)

Skills and experience

Sir Howard is Chairman of the Phoenix Group, and a Professor at Institut d’Etudes Politiques (Sciences Po). He is also Chairman of the UK Government’s Airports Commission. He chairs the International Advisory Board of the China Securities Regulatory Commission and is a member of the International Advisory Board of the China Banking Regulatory Commission. In addition, Sir Howard is an independent director of Morgan Stanley Inc. and a director of the National Theatre. Age 63.

Prudential plc Annual Report 2013 67

Independent non-executive directors continued

Independent non-executive directors

Ann Godbehere FCGA Independent non-executive director

Nationality: British Appointment date:

August 2007

Committee memberships:

Chairman of the Audit Committee (from October 2009), Risk Committee (from November 2010), Nomination Committee (from July 2012)

Skills and experience

Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996, Swiss Re acquired Mercantile & General Reinsurance Group and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997, she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group.

From its nationalisation in 2008 until January 2009, Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Ann is a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS AG, Arden Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. Age 58.

Alexander Johnston (Alistair) CMG FCA

Independent non-executive director

Nationality: British Appointment date:

January 2012

Committee membership:

Audit Committee (from January 2012)

Skills and experience

Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice, International Managing Partner

– Global Markets and UK Vice Chairman. Latterly, he served as a Global Vice Chairman of KPMG from 2007 to 2010.

Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009. He was an Association Member of BUPA until January 2012.

Alistair is a member of the Strategy and Development Board and a Visiting Professor at Cass Business School. He is also a Trustee of the Design Museum in London and a Trustee of Create Arts. Age 61.

Kaikhushru Nargolwala FCA Independent non-executive director

Nationality: Singaporean Appointment date: January 2012 Committee memberships:

Remuneration Committee (from January 2012), Risk Committee (from January 2012)

Skills and experience

Kai Nargolwala was the non-executive Chairman of Credit Suisse Asia Pacific until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region.

From 1998 to 2007, Kai worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. His responsibilities included developing strategy and business performance across Asia, as well as strategic merger and acquisition activity. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacific Board.

Kai is currently a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited, Chairman of the Governing Board of the Duke-NUS Graduate Medical School and a director and Chairman of Clifford Capital Pte. Limited. Kai was appointed as a director of Credit Suisse Group AG in April 2013 and became a member of the Singapore Capital Markets Committee of the Monetary Authority of Singapore in January 2014. Age 63.

Anthony Nightingale CMG SBS JP

Independent non-executive director

Nationality: British

Appointment date: 1 June 2013 Committee membership:

Remuneration Committee (from June 2013)

Skills and experience

Anthony Nightingale was Managing Director of the Jardine Matheson Group from 2006 to 2012. He joined that Group in 1969 and held a number of senior positions before joining the Board of Jardine Matheson Holdings in 1994. Anthony is now a non-executive director of Jardine Matheson Holdings and of other Jardine Matheson group companies. These include Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Strategic and Mandarin Oriental.

Anthony is also a commissioner of Astra International, a non-executive director of Schindler Holding AG and China Xintiandi Limited, and a senior adviser to Academic Partnerships International and Dickson Concepts. He is a Hong Kong representative to the APEC Business Advisory Council and Chairman of The Hong Kong-APEC Trade Policy Study Group. He is also a member of the Securities and Futures Commission Committee on Real Estate Investment Trusts, a council member of the Employers’ Federation of Hong Kong, a member of the UK-ASEAN Business Council Advisory Panel, a non-official member of the Commission on Strategic Development in Hong Kong and Chairman of the Mission to Seamen in Hong Kong. Anthony is a past chairman of the Hong Kong General Chamber of Commerce. Age 66.

Governance Board of directors

68 Prudential plc Annual Report 2013 Governance

Board of directors continued

Independent non-executive directors

Alice Schroeder Independent non-executive director

Nationality: American

Appointment date: 10 June 2013 Committee membership:

Audit Committee (from June 2013)

Skills and experience

Alice Schroeder began her career as a qualified accountant at Ernst

& Young in 1980 where she worked for 11 years before leaving to join the Financial Accounting Standards Board as a manager. From September 1993, she worked at various investment banks leading teams of analysts specialising in property-casualty insurance before joining Morgan Stanley, where she became a Managing Director in 2001, heading the Global Insurance Equity Research team. In May 2003, Alice became a senior adviser at Morgan Stanley, leaving in November 2009. She is a highly respected analyst and the author of the official biography of Warren Buffett, Chairman and CEO of Berkshire Hathaway.

Alice is an independent board member of Cetera Financial Group and an independent director of WebTuner Corp. She is a member of the National Association of Corporate Directors, WomenCorporateDirectors and a board member of The Committee of 200 Foundation. Age 57.

continued

Lord Turnbull KCB CVO Independent non-executive director

Nationality: British

Appointment date: May 2006 Committee memberships:

Chairman of the Remuneration Committee (from June 2011), Risk Committee (from November 2010), Nomination Committee (from June 2011)

Skills and experience

Lord Turnbull was a member of the Remuneration Committee from November 2010, and a member of the Audit Committee from January 2007 to November 2010.

Lord Turnbull entered the House of Lords as a Life Peer in 2005. In 2002, he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM

Treasury in 1970. Lord Turnbull is a non-executive director of Frontier Economics Limited and The British Land Company PLC. He was formerly Chairman of BH Global Limited until January 2013 and a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011. Age 69.

Prudential plc Annual Report 2013 69

Corporate governance report

Strong and appropriate governance supporting business growth

‘The composition of the Board remains key to achieving the Group’s strategic objectives.’

Dear shareholder

Good governance is central to how we do business at Prudential. The Board ensures that our governance policies, structures and processes are strong and appropriate, and play a key part in supporting the growth of the business.

In a world of ever-increasing complexity and connectedness, governance requirements are continually developing. As well as complying with relevant codes, we are always well prepared for new developments, keeping abreast of upcoming changes and ensuring that our governance is adjusted accordingly.

A vital part of good governance is transparency, and we are committed to reporting on our governance as clearly as possible, ensuring that it remains the best available, and continues to make a strong contribution to the long-term success of the Group.

Paul Manduca Chairman

Board

Role of the Board

The Board is accountable for the long-term success of the Group and for providing leadership within a framework of effective controls. The control environment enables the Board to identify significant risks and apply appropriate measures to manage and mitigate them. The Board is responsible for setting strategic targets and for ensuring that the Group is suitably resourced to achieve those targets. In doing so, the Board takes account of its responsibilities to the Group’s stakeholders, including the Group’s employees, shareholders, suppliers and the communities in which Prudential operates.

The Board has terms of reference which specifically set out matters reserved for its decision. These include matters such as setting the Group’s strategy and monitoring its implementation, the approval of annual budgets and business plans, as well as the risk appetite of the Group and its capital and liquidity positions. The Board has approved a governance framework, and under these procedures all business units are required to seek approval from the Board for matters exceeding pre-determined authority limits.

The Board has delegated authority to a number of board committees which assist the Board in delivering its responsibilities and ensuring that there is appropriate independent oversight of internal control and risk management. Each of these committees has established terms of reference and is comprised of independent non-executive directors, with the exception of the Nomination Committee which, in keeping with the provisions of the UK Corporate Governance Code (‘UK Code’), is chaired by the Chairman. The terms of reference for the Board and its committees are regularly reviewed to ensure that they remain in line with best practice and the committees continue to have appropriate authority to fulfil their responsibilities, without creating unnecessary duplication of work.

The Board has also delegated authority for the operational management of the Group’s businesses to the Group Chief Executive for execution or further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business. The chief executive of each business unit has authority for the management of that respective business unit and each has established a management board comprised of its most senior executives.

In performing its duties, the Board has access to the services of the Group Company Secretary who advises on corporate governance matters, Board procedures and compliance with the applicable rules and regulations. Directors have the right to seek independent professional advice at the Group’s expense and copies of such advice are circulated to other directors where applicable and appropriate.

Roles and responsibilities

The roles of the Chairman and Group Chief Executive are separate and clearly defined. The scope of these roles is approved and kept under regular review by the Board so that no individual has unfettered decision-making powers.

Roles

Chairman

The Chairman is responsible for the leadership and governance of the Board, and ensuring that sufficient time is available for discussion of all agenda items. The Chairman facilitates the contribution of the non-executive directors and fosters constructive relationships between the non-executive and executive directors by promoting a culture of openness and debate.

Group Chief Executive

The Group Chief Executive is responsible for the management of the Group and the implementation of the strategy and policy approved by the Board.

Senior Independent Director

The principal responsibilities of the Senior Independent Director are to act as a conduit to the Board for the communication of shareholder concerns when other channels may be inappropriate and to lead the non-executive directors in carrying out the performance evaluation of the Chairman.

Non-executive directors

The non-executive directors are independent of management, bringing effective and constructive challenge to the deliberations of the Board.

Governance Corporate governance report

70 Prudential plc Annual Report 2013 Governance

Corporate governance report continued

The full biographical details of the directors, including the skills and experience they bring to the Board, can be found on pages 64 to 68.

Succession planning

The Board is actively engaged in succession planning for both executive and non-executive roles to ensure that Board composition is regularly refreshed and that the Board retains its effectiveness at all times. This is delivered through an established review process applied across all businesses which covers both executive director and senior management succession and development, and also through the work of the Nomination Committee as described more fully on page 78. The Board considers annually the outcome of the review and any actions arising from the review are implemented as part of the management development agenda.

Board performance evaluation

The 2013 performance evaluation of the Board and its principal committees was internally facilitated through the use of a questionnaire and carried out by the Chairman and Group Company Secretary. The findings were presented to the Board in February 2014 and an action plan is being agreed to address any areas identified by the review. In accordance with the UK Code, it is intended that the 2014 review will be carried out by external facilitators.

The performance of the non-executive

directors and the Group Chief Executive is evaluated by the Chairman in individual meetings. Philip Remnant, the Senior Independent Director, led the non-executive directors in a performance evaluation of the Chairman.

Executive directors are subject to regular review and the Group Chief Executive individually appraises the performance of each of the executive directors as part of the annual Group-wide performance evaluation of all staff.

Diversity

The Group seeks, through its diversity policy, to encourage the recruitment and retention of talented individuals from a diverse range of backgrounds. Furthermore, the Board remains committed to inclusion in all its forms and believes that leading companies seek out, and not simply tolerate, diversity.

The inclusion of women in the recruitment process extends to the Board and is an important diversity consideration during searches for new Board members. Prudential embraces the proposition that more women on boards would be advantageous to companies, as well as to society at large. The Group remains duty bound to recruit the best available talent, and although the Board does not endorse quotas, it does commit to having an increasing representation of women in senior positions in the Group and on the Board.

2012 Board performance evaluation A summary of the Board’s progress against a number of actions arising from its 2012 effectiveness review can be found below: Theme Information flows to the Board and principal committees Action taken Improvements to Board papers continued with a view to streamlining and enhancing the flow of information to the Board and its committees facilitating effective decision making

Senior leadership Further opportunities for the Board to meet senior leadership across the Group were included in the programme of business for the Board and will continue to be included going forward

Delegation of authority The Board reviewed the delegations of its authority, confirming that these continued to be appropriate for the business carried out by the Group

Review of terms of reference A review of the terms of reference was carried out in order to ensure that these remained in line with best practice and that the committees continued to have appropriate authority to fulfil their responsibilities without creating duplication of activities

Committee membership Philip Remnant and Alice Schroeder were appointed to the Audit Committee following the regular review of membership for the principal committees

Diversity

Board composition

Chairman (6%)

Executive (44%)

Non-executive (50%)

Regional experience

United Kingdom (44%)

Global (31%)

Asia (13%)

United States (12%)

Sector

Government/regulatory (12%)

Other _nancial services (19%)

Finance (38%)

Insurance (31%)

Tenure of non-executive directors

0_3 years (62%)

4_6 years (13%)

7_9 years (25%)

Board gender composition

Male (81%)

Female (19%)

Prudential plc Annual Report 2013 71

Group governance

The Board is responsible for establishing a system of internal control and for reviewing its effectiveness. To achieve this, the Board has established frameworks for internal governance, risk and corporate responsibility. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The governance framework principally relates to the operational management of the Group’s businesses and includes pre-determined authority limits, delegated by the Board, in respect of matters which are necessary for the effective day-to-day running and management of the business. The system is regularly reviewed and complies with the UK Code and Corporate Governance Code issued by the Hong Kong Stock Exchange (the ‘HK Code’), as well as the relevant provisions of the Sarbanes-Oxley Act. In complying with the UK Code, the Group follows the 2005 Turnbull Guidance relating to the sections of the UK Code dealing with risk management and internal control.

The Chief Executive and Chief Financial Officer of each business unit, as well as the senior management in Group Head Office, annually certify compliance with the Group’s governance, internal control and risk management requirements. The risk management function reviewed any matters identified by the certification process, and also assessed the risk and control issues that arose and were reported during the year. This included routine and exception-based risk reporting, matters identified and reported by other Group Head Office oversight functions, and the findings from the work of the internal audit function, which executes risk-based audit plans throughout the Group. The results were reviewed by the Audit Committee as described on page 75.

In line with the Turnbull Guidance, the certification provided above does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group’s interests. However, the relevant Group company which is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group’s internal governance framework.

Governance framework

Group governance framework:

Documents the Group’s internal control

policies and processes in an online manual, including the Group’s risk framework, Code of Business Conduct and detailed policies on key operational and financial risks. Business units are also required to follow any additional processes necessary to comply with local statutory and regulatory requirements.

Group risk framework: Describes the

Group’s approach to risk management and the key risk arrangements and standards for risk management and internal control which support compliance with the Group’s internal, statutory and regulatory requirements. The strategic report provides further detail on Prudential’s risk appetite and exposures on pages 46 to 53 and corporate responsibility activities on pages 54 to 61. Further details on the procedures for the management of risk and the systems of internal control operated by the Group are given in the section on risk governance on page 81.

Corporate responsibility framework:

Provides an overview of the Group-wide philosophy and approach to corporate responsibility, supports the Group’s commercial focus and the increasing challenges faced including changes in stakeholder expectations. A key element is the Group Code of Business Conduct which sets out the ethical standards the Board requires of itself, employees, agents and others working on behalf of the Group, in their dealings with employees, customers, shareholders, suppliers and competitors in the wider community and in respect of the environment.

Internal control

The Board reviewed the effectiveness of the system of internal control in February 2014, covering all material controls, including financial, operational and compliance controls, risk management systems and the adequacy of the resources, qualifications and experience of staff of the Group’s accounting and financial reporting function. The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the period and up to the date of this report, and confirms that the system remains effective.

Induction and development

The Group Company Secretary supports the Chairman in providing tailored induction programmes for new directors and ongoing development for all directors. On appointment, all directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Board and its key committees and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. These sessions are facilitated through meetings with executive management and other senior members of the management team. Other areas addressed include the directors’ obligations under the different listing regimes, legal issues affecting directors of financial services companies, the Group’s governance arrangements and its investor relations programme as well as its remuneration policies.

Throughout their period in office, directors are regularly updated on the Group’s businesses and the regulatory and industry-specific environments in which it operates, as well as on their legal and other duties and obligations as directors, where appropriate. The scope of these updates is reviewed in line with the requirements of the business and can be in the form of written reports to the Board or presentations by senior executives or external advisers where appropriate. In order to enhance their knowledge and effectiveness throughout their term in office, non-executive directors serving on key committees are updated regularly on matters specific to the relevant committee and receive presentations from senior executives on topics of interest to them.

Ongoing professional development was undertaken by all directors during 2013. This included a number of sector-specific and business issues, as well as legal, accounting and regulatory changes and developments. A number of business unit chief executive officers, together with relevant senior executives, gave presentations to the Board during the course of the year on the challenges and opportunities currently faced by their business unit. In addition, senior managers within certain head office functions presented to the Board key issues currently facing their function. Members of the Audit Committee have the option to attend meetings of the business unit audit committees to aid their understanding of topical matters of interest to them and how they are handled by the Group.

Non-executive directors also received updates and briefings relevant to their duties as directors of a company listed on the Hong Kong Stock Exchange.

Terms of appointment for non-executive directors

Non-executive directors are appointed on the understanding that they serve an initial term of three years. Subject to review by the Nomination Committee, it would be

Governance Corporate governance report

72 Prudential plc Annual Report 2013 Governance

Corporate governance report continued

expected that they would serve a second term of three years. In both instances, non-executive directors remain subject to annual election at the Annual General Meeting. After six years of service, non-executive directors may be appointed for a further year, up to a maximum of three years, subject to rigorous annual review by the Nomination Committee and annual election at the Annual General Meeting. Good governance does not support the practice of serving longer than nine years on the Board as a non-executive director.

The terms and conditions of all directors’ appointments are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting.

Re-election

Jackie Hunt, Anthony Nightingale and Alice Schroeder will stand for election for the first time at the 2014 Annual General Meeting. In keeping with the provisions of the UK Code, all other directors will stand for re-election.

The Board believes that the non-executive directors bring a wide range of business, financial and international experience to the Board and its committees.

Independence

The independence of the non-executive directors is determined with reference to the UK and HK Codes. Prudential is required to affirm annually the independence of all non-executive directors under the Hong Kong Listing Rules and also the independence of its Audit Committee members under the Sarbanes-Oxley legislation. The Board has appropriate processes in place to manage any potential conflicts of interest.

Throughout the year, the non-executive directors were considered by the Board to be independent in character and judgement and met the criteria for independence as set out in the UK and HK Codes. The Company has received confirmation of independence from each of the independent non-executive directors as required by the Hong Kong Listing Rules.

Alistair Johnston was a partner in the Group’s auditor, KPMG, from 1986 to 2010. However, he did not audit the Prudential Group and he no longer has any financial or other interest in KPMG. The Board does not consider that this former relationship with KPMG affects Alistair’s status as an independent director of Prudential.

Prudential is one of the UK’s largest institutional investors and the Board does not believe that this compromises the independence of those non-executive directors who are on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Conflicts of interest

Directors have a statutory duty to avoid conflicts of interest with the Company. The Company’s Articles of Association allow its directors to authorise conflicts of interest and the Board has adopted a policy and effective procedures to manage and, where appropriate, approve conflicts or potential conflicts of interest. Under these procedures, directors are required to declare all directorships or other appointments to companies which are not part of the Group, along with other appointments which could result in conflicts or could give rise to a potential conflict.

The Nomination Committee, or the Board where appropriate, evaluates and approves each such situation individually, where applicable, and the Nomination Committee annually reviews such declarations prior to the publication of the Annual Report.

Directors’ interests

Individual directors’ interests are set out on page 116 of the directors’ remuneration report.

External appointments

Directors may hold directorships or other significant interests in companies outside the Group which may have business relationships with the Group.

Non-executive directors may serve on a number of other boards, review or advisory groups and charitable trusts, provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of our non-executive directors are detailed in their biographies on pages 66 to 68.

Executive directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with the Group Chief Executive and always provided that they do not lead to any conflicts of interest.

In line with the UK Code, executive directors would not be expected to hold more than one non-executive directorship,

nor the chairmanship, of a FTSE 100 company. Some of our executive directors hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included on page 118.

Directors’ indemnities and protections

Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Prudential Group. Protection for directors, and certain senior managers, of companies within the Group, against personal financial exposure which may be incurred in their capacity as such, is also provided. These include qualifying third-party indemnity provisions (as defined by the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2013 and remain in force.

In addition, the Company’s Articles of Association permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

Meetings

The Board met on 10 occasions during the year, which included one meeting held at the Group’s overseas operations in Thailand. These meetings enable the directors to develop a fuller understanding of the Group’s operations and to meet with the senior management.

One overseas strategy event was held in the US and the Board also met on one additional occasion to address business outside of the usual scheduled meetings.

Where a director was unable to attend Board meetings, their views were canvassed by the Chairman prior to the meeting.

Table 1 (overleaf) details the number of Board and Committee meetings attended by each director during the year.

During the year, the Chairman met with the non-executive directors without the executive directors being present on seven occasions.

The Board, or the members in a general meeting, may appoint directors up to a maximum total number of 20 as set out in the Company’s Articles of Association. The removal and resignation of the directors is governed by the relevant provisions of the Companies Act 2006, the UK and HK Codes and the Company’s Articles of Association.

In the ordinary course of business, Board and committee papers are provided approximately one week in advance of each meeting.

Prudential plc Annual Report 2013 73

Powers of the Board

The Board may exercise all powers conferred on it by the Company's Articles of Association and the Companies Act 2006. This includes the powers of the Company to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Company's Articles of Association) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.

Board committees

Corporate governance framework

The Board has established Audit, Remuneration, Nomination and Risk Committees as principal standing committees of the Board. These committees form a key element of the Group's corporate governance framework.

During the year, the Board constituted a Group Disclosure Committee with the purpose of assisting the Company in fulfilling its obligations for the release of any inside information under the various listing requirements to which the Company is subject. A Standing Committee was also constituted with authority to deal with business requiring attention between scheduled Board meetings.

The committee chairmen report to the Board on matters of significance after each meeting. Each Board committee has written terms of reference which were reviewed during the course of the year to ensure that these remained in line with best practice and that each committee continued to have suitable delegated authority to fulfil their responsibilities without creating duplication of activities. Copies of the updated terms of reference can be found on the Company's website.

The committees have access to the services of the Group Company Secretary and may seek external professional advice at the Company's expense.

The effectiveness of the committees is considered annually as part of the overall performance review of the Board. Details of the evaluation process are set out more fully on page 70.

A report on the activities undertaken by each committee during the course of the year is set out on pages 74 to 83.

Table 1

Number of meetings held	Board (scheduled) 10	Board (additional) 1	Overall attendance
Chairman			
Paul Manduca	10	1	100%
Executive directors			
Tidjane Thiam	10	1	100%
Nic Nicandrou	10	1	100%
Rob Devey[1]	7	1	100%
John Foley	10	1	100%
Jackie Hunt[2]	3	n/a	100%
Michael McLintock	10	1	100%
Barry Stowe	10	1	100%
Mike Wells	10	1	100%
Non-executive directors			
Keki Dadiseth[3]	0	1	25%
Howard Davies	10	1	100%
Michael Garrett[4]	7	1	100%
Ann Godbehere	10	1	100%
Alistair Johnston	10	1	100%
Kai Nargolwala	10	1	100%
Anthony Nightingale[5]	6	n/a	100%
Philip Remnant	10	1	100%
Alice Schroeder[6]	6	n/a	100%
Lord Turnbull	10	1	100%

Notes

1 Rob Devey was eligible to attend eight meetings during the year, up until his resignation on 5 September 2013.
2 Jackie Hunt was eligible to attend three meetings during the year, from the date of her appointment.
3 Keki Dadiseth was eligible to attend four meeting during the year, up until his resignation on 1 May 2013.
4 Michael Garrett was eligible to attend eight meetings during the year, up until his resignation on 31 August 2013.
5 Anthony Nightingale was eligible to attend six meetings during the year, from the date of his appointment.
6 Alice Schroeder was eligible to attend six meetings during the year, from the date of her appointment.

Corporate governance framework


Board
Audit Committee
Risk Committee
Group Chief Executive
Remuneration Committee
Nomination Committee
Group Executive Committee

Governance
Corporate governance report

74 Prudential plc Annual Report 2013 Governance

Audit Committee report



'Ensuring that the new reporting requirements were suitably implemented was a key focus for the Committee during 2013.'

Ann Godbehere
Chairman of the Audit Committee

Membership

Director	Meetings attended
Number of meetings held	**12**
Ann Godbehere (Chairman)	12
Howard Davies	12
Alistair Johnston	12
Philip Remnant (appointed 1 January 2013)	12
Alice Schroeder[1] (appointed 10 June 2013)	6

Note
1 Alice Schroeder was eligible to attend six meetings during the year, from the date of her appointment.

Biographical details of the members can be found on pages 66 to 68.

The Board determined that Ann Godbehere, the Committee Chairman, has recent and relevant financial experience for the purposes of the UK Code and the Hong Kong Listing Rules. In March 2013, the Board designated Ann Godbehere as its Audit Committee financial expert for the purposes of the Sarbanes-Oxley Act. This will be reviewed during 2014 in conjunction with the publication of Form 20-F.

Role and responsibilities of the Committee

The Committee's role is to assist the Board in meeting its responsibilities for the integrity of the Group's financial reporting, including the effectiveness of the internal control and risk management systems, and for monitoring the effectiveness and objectivity of the internal and external auditors.

The principal responsibilities of the Committee are to:

- **Monitor the integrity of the financial statements, including the review of half and full-year results, the Annual Report and accounts and other significant financial announcements and review the critical accounting policies, going concern assumption and key judgemental areas contained therein;**
- **Consider and advise the Board in meeting its obligation to report that the Annual Report is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's performance, business model and strategy;**
- **Monitor the framework and effectiveness of the Group's systems of internal control, including the Turnbull compliance statement and Sarbanes-Oxley procedures;**
- **Monitor auditor independence and the external auditor's plans and audit strategy, the effectiveness of the external audit process, the external auditor's qualifications, expertise and resources, and make recommendations to the Board for the re-appointment of the external auditor;**
- **Approve the internal audit plan and resources, and monitor the audit framework and effectiveness of the internal audit function;**
- **Monitor the effectiveness of compliance processes and controls, and performance against the group compliance plan;**
- **Review the anti-money laundering procedures in place, as well as the review of procedures operated for handling allegations from whistle-blowers; and**
- **Review the effectiveness of the business unit audit committees.**

In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group.

Meetings

The Committee held 11 scheduled meetings and one additional meeting during the year and worked closely with the Risk Committee to ensure that any pertinent areas of overlap were appropriately addressed. The Chairman of the Risk Committee is a member of the Audit Committee and the Committee Chairman is a member of the Risk Committee. The cross-membership helps ensure that both committees work together effectively to cover all relevant issues.

The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, the Group General Counsel and head of Group-wide Internal Audit, as well as other senior staff from the Group Finance, Internal Audit, Risk, Compliance and Security functions attended the meetings by invitation to contribute to the discussions relating to their respective areas of expertise. The lead and other partners of the external auditor also attended the meetings.

How the Committee discharged its responsibilities in 2013

During the year, the Committee undertook the following work:

Financial reporting

The Committee assessed whether suitable accounting policies had been adopted

Prudential plc Annual Report 2013 75

throughout the accounting period and whether management had made appropriate estimates and judgements over recognition, measurement and presentation of the results. The Committee also focused on material transactions, clarity of disclosures, signi?cant audit adjustments, the going concern assumptions, compliance with accounting standards and obligations under applicable laws, regulations and governance codes. The Committee further considered changes to the Annual Report requirements, including the introduction of the new strategic report, additional disclosures of the Audit Committee report and the fair, balanced and understandable requirement under the UK Code, providing advice to the Board in respect of this last requirement. In preparing the Annual Report, the Group has taken the opportunity to reassess the structure of the narrative sections and the Committee’s work in this area included consideration and discussions with management so that the narrative sections provide an enhanced description of the Company’s business and results.

Accounting policy changes on consolidated investment holdings

(IFRS 10), accounting for joint ventures and associated undertakings (IFRS 11 and IFRS 12), fair value measurement (IFRS 13) and accounting for the Group’s defined bene?t pension schemes (revised IAS 19) were also considered. In addition, the Committee considered the impact that the acquisitions of REALIC and Thanachart Life would have on the ?nancial statements.

Key assumptions and judgements in respect of the Group’s investments, insurance liabilities, and deferred acquisition costs are important, and in this regard, the main areas of focus were:

— Oversight of the assumptions applied and operation of internal controls in respect of the items shown below, and more generally, in the preparation of the results;

— Speci?c assumptions for:

– Mortality and credit risk for UK annuity business;

– Economic and policyholder behaviour assumptions affecting the measurement of Jackson guarantee liabilities and amortisation of deferred acquisition costs;

— Non-recurrent adjustments to Asia policyholder liabilities; and

— Investment and derivative valuations, in particular considering the results of independent valuations by the external auditor.

The Committee also considered judgemental matters regarding provisions for certain open tax items.

The Committee received detailed papers from management regarding Group capital, Group liquidity, subsidiary capital and subsidiary liquidity prior to recommending to the Board that it could conclude that the ?nancial statements should continue to be prepared on the going concern basis.

As part of its assessment of the explanation of performance, the

Committee considered judgemental aspects of the Group’s reporting of non GAAP metrics and in relation to the Group’s supplementary reporting on the European Embedded Value (EEV) basis, speci?cally:

— The appropriateness of the economic assumptions underpinning the projected rates of return and risk discount rates;

— The appropriateness of changes to EEV operating assumptions and the level of operating experience variances; and

— Disclosures to explain the proposed change from 2014 so that the EEV results will be prepared on a post-tax only basis.

The Committee considered the effects of volatility in equity market movements, and changes in interest and foreign currency translation rates on the Group’s results, accounting presentation and disclosure.

For all of the above areas, the Committee received input from management and the external auditor prior to reaching its conclusions.

Confidential reporting

The Committee is responsible for reviewing the Group’s whistle-blowing procedures and received, as a standing item, reports on concerns raised through these channels, as well as any management action taken in response.

The Con?dential Helpline Policy (the ‘Policy’) is kept under regular review by the Committee and is maintained as part of the Group Governance Manual. No material changes to the Policy have been made during the course of 2013, although it has been updated to re?ect the latest guidance issued by the Institute of Business Ethics.

The Committee also met with the head of Group Security, who is responsible for the Policy, without the presence of management, in respect of its responsibilities for reviewing whistle-blowing procedures and any concerns regarding such issues.

Business unit audit committees

Every business unit has its own audit committee which provides oversight to the respective business unit and supports the work of the Committee. Any relevant matters discussed at business unit level are reported to the Committee. The members and chairmen are comprised primarily of senior management who are independent of the respective business unit. The minutes of these committees are reported regularly to the Committee and their meetings are attended by senior management of the respective business unit, including the business units’ heads of Finance, Risk, Compliance and Group-wide Internal Audit, and by the external auditor.

In 2013, the standard terms of reference for the business unit audit committees were updated in line with revised provisions included in the Committee’s terms of reference. These will be adopted in 2014 by the business unit audit committees, with minor variations, to address local requirements or the particular requirements of the business.

The Committee Chairman also reviewed and approved the appointments to the business unit audit committees.

During the year, the business unit audit committees reviewed their respective internal audit plans, resources and the results of internal audit work, and both external and internal auditors were able to discuss any relevant matters with the Chairman and members of the Committee as required.

Effectiveness of the business unit audit committees

An annual assessment of the business unit audit committees was carried out by Group-wide Internal Audit in order to ensure that these committees continued to function effectively and provide appropriate support to enable the Committee to ful?l its responsibilities.

The assessment was conducted by the internal audit teams in each of the business units and considered whether each of the committees was ful?lling its responsibilities as documented in their terms of reference. Attendance rates by committee members and evidence of the committees’ coverage of key business unit issues, as well as the appropriate escalation of concerns to the Committee formed part of the criteria used for the evaluation. The assessment further factored in the suitability of the business unit audit committee structures and the appropriateness of the membership on each committee.

The results of the assessment concluded that the business unit audit committees continued to operate effectively and the Committee considered a report on the ?ndings at its meeting in December.

Governance Audit Committee report

76 Prudential plc Annual Report 2013 Governance

Audit Committee report continued

Internal control and risk management

The Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board.

Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group undertakes an annual assessment of the effectiveness of internal control over ?nancial reporting.

Group-wide Internal Audit

Group-wide Internal Audit is a fundamental function which supports the Committee in meeting its legal and regulatory responsibilities and also in complying with provisions of the UK and HK Codes. The independent assurance provided by the function formed a key part of the Committee’s deliberations on the systems of internal control and risk management.

Each of the Group’s business units has an internal audit team, the heads of which report to the Head of Group-wide Internal Audit. Internal audit resources, plans, budgets and its work are overseen by both the Committee and the relevant business unit audit committee. The Head of Group-wide Internal Audit reports functionally to the Committee and for management purposes to the Group Chief Executive.

As part of its remit, the Committee periodically meets with the head of Group-wide Internal Audit without the presence of management.

During the year, the Committee considered the following matters:

Effective Internal Audit in the Financial Services Sector

In July 2013, the Chartered Institute of Internal Auditors (CIIA) issued recommendations on Effective Internal Audit in the Financial Services Sector. Group-wide Internal Audit benchmarked their current structure and practices against the guidelines and the results of the benchmarking were also externally quality assured. While largely compliant, a programme of enhancement is scheduled to be completed to deliver full compliance in 2014. Aligned with the CIIA guidance for effective Internal Audit in the Financial Services Sector, the revised Charter of Group-wide Internal Audit has been published on the Company’s website. In addition, the Committee has formally assessed that Group-wide Internal Audit has suf?cient resources to discharge its mandate.

Internal auditor performance

In addition to periodic external effectiveness reviews (such as that conducted by PwC in 2012), the Committee regularly assesses the performance and effectiveness of the internal audit function, and did so during the course of the 2013. The assessment was performed by Group-wide Internal Audit Quality Assurance and conducted in accordance with the CIIA’s professional practice standards. For 2013, the assessment concluded that Group-wide Internal Audit complies with the requirements of internal audit policies, procedures and practices, and standards in all material respects and is aligned with its mandated objectives. As such, the Committee determined that Group-wide Internal Audit continued to operate effectively.

Group Compliance

The Committee received regular reports from Group Compliance, who is responsible for assessing the risks posed to the Group as a result of non-compliance with relevant regulations, including those in respect of anti-money laundering and sanctions. Each business unit has its own compliance function, and the role of Group Compliance is to assess the effectiveness of these functions, as well as to provide oversight and support in the identi?cation, mitigation and reporting of regulatory risks arising from both current business activities and from changes in the regulatory environment.

During 2013, the Committee also considered and approved changes to the Group Compliance Policy, the Anti-Money Laundering and Counter Terrorist Policy and the Group Sanctions Policy to take account of changes in the relevant legal and regulatory environments.

External audit

The Committee is responsible for overseeing the relationship with the external auditor, KPMG Audit Plc, monitoring its performance, objectivity and independence, to ensure that its coverage is focused and that suitable overlap with the work of internal audit is achieved. As part of its remit, the Committee met with the external auditor without the presence of management on two occasions during the year.

Auditor performance and independence

The Committee assessed the performance, as well as the independence and objectivity, of the external auditor and the effectiveness of the audit process. A key component of this assessment is the consideration that the auditor is suf?ciently robust in its challenge. The review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group Finance. This was circulated to key stakeholders involved in the statutory audit, including committee members, executive management, ?nance, Group-wide Internal Audit and risk functions across the Group. A report on the principal ?ndings of the review was considered by the Committee in May 2013, alongside a response to the review prepared by KPMG.

The Committee also reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual con?rmation of its independence in line with industry standards.

Re-appointment of auditor

The Group operates a policy under which at least once every ?ve years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005, the Committee has annually considered the need to re-tender the external audit service and it again considered this in February 2014, concluding that there was nothing in the performance of the auditor which required a change.

The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with the current proposals of the UK Competition Commission and the European Union. The Committee intends to comply with these changes and will ?nalise its decision on the timeline for completing a tender of the external audit service when legislative requirements become ?nal.

In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, a new lead audit partner was appointed in respect of the 2012 ?nancial year.

Following its review of the external auditor’s effectiveness and independence, the Committee has recommended to the Board that KPMG be re-appointed as auditor of the Company. Due to a legal reorganisation within KPMG, the speci?c entity being appointed for 2014 will be KPMG LLP rather than KPMG Audit Plc as currently. The Board has, therefore, decided to put KPMG Audit Plc’s parent entity, KPMG LLP, forward to be appointed as auditor and a resolution concerning their appointment will be put to a shareholder vote at the Annual General Meeting on

15 May 2014.

Prudential plc Annual Report 2013 77

Auditor independence

The Committee's responsibility to monitor the independence and objectivity of the external auditor is supported by the Auditor Independence Policy (the 'Policy'), which is reviewed by the Committee annually. The Policy sets out the circumstances in which the external auditor may be permitted to undertake non-audit services.

Changes to the Policy were agreed during 2013, which implemented the Financial Reporting Council's prohibition on the use of the internal audit function to provide direct assistance to the external auditor and the provisions relating to the introduction of a mandatory audit tender.

The four key principles of the Policy specify that the auditor should not:

- Audit its own firm's work;
- Make management decisions for the Group;
- Have a mutuality of financial interest with the Group; or
- Be put in the role of advocate for the Group.

The Committee regularly reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, and sought annual confirmation of KPMG's independence in line with industry standards.

The Policy has two permissible service types, including those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual limit. In accordance with the Policy, the Committee approves these permissible services, classified as either audit or non-audit services, monitoring the annual limit on an ongoing basis. All non-audit services undertaken by the auditor were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake under the provisions of the Sarbanes-Oxley Act.

The main non-audit services provided by KPMG in 2013 included:

- Financial risk management services such as actuarial, forensic and enterprise resource management;
- Reports on internal controls not required by legislative authority;
- Tax compliance and advisory services; and
- Due diligence services.

Fees payable to the auditor

The fees payable to the external auditor for the year ended 31 December 2013 amounted to £15.2 million, of which £3.6 million was payable in respect of non-audit services. Non-audit services accounted for 24 per cent of total fees payable.

Additional information can be found in note B3.4 to the financial statements on page 163.

Dialogue with the regulator

Ongoing dialogue with the Prudential Regulatory Authority (PRA) was maintained through the usual cycle of close and continuous meetings with the Committee Chairman and relevant members of management. Discussions focussed on the Committee's responsibilities on matters of financial reporting, audit and compliance.

The meetings were also used to better understand the PRA's areas of focus and how these might impact the responsibilities of the Committee.

Training

The Committee received detailed presentations on a range of topics including updated financial accounting developments, the new reporting requirements, briefings on developments in the regulatory environment, and received the minutes of both the Disclosure Committee and the Assumptions Approval Committee for information. Further information on the Disclosure Committee appears on page 73. The Assumptions Approval Committee reviewed the key assumptions to be used for financial reporting, business planning, forecasting and the IAS 19 valuation of the three UK defined benefit pension schemes.

Governance
Audit Committee report

78 Prudential plc Annual Report 2013 Governance

Nomination Committee report

‘Maintaining the right balance of skills and knowledge is key to achieving the Group’s strategic objectives and the Committee focussed on these in considering new appointments to the Board.’

Paul Manduca Chairman of the Nomination Committee

Membership

Meetings Director attended Number of meetings held 4

Paul Manduca 4 (Chairman) Howard Davies 4 Ann Godbehere 4 Philip Remnant 4 (appointed 1 January 2013) Lord Turnbull 4

Biographical details of the members can be found on pages 64 to 68.

Role and responsibilities of the Committee The purpose of the Committee is to assist the Board in ensuring that it maintains the appropriate balance of skills, knowledge and diversity to support the Group’s strategic objectives, and that a clear and transparent appointment process for directors is in place.

The principal responsibilities of the Committee are to:

— Review the size, structure and composition of the Board, including the skills, knowledge, experience and diversity of Board members, and make recommendations to the Board with regard to changes;

— Identify and nominate candidates for appointment to the Board, based on merit and against objective criteria;

— Make recommendations to the membership of the Audit, Risk, Remuneration and Nomination Committees in consultation with the chairmen of those committees;

— Consider and, where necessary, authorise any actual or potential situational conflicts arising out of a proposed new appointment, changes in the circumstances of an existing appointment or those of a director’s connected person; and

— Develop, where appropriate, and periodically review, any objectives established for the implementation of diversity on the Board and monitor progress toward the achievements of those objectives.

Meetings

The Committee met on four occasions during the year.

The Group Chief Executive is closely involved in the work of the Committee and was invited to attend and contribute to meetings. The Group HR Director was also invited to attend meetings.

How the Committee discharged its responsibilities in 2013

During the year, the Committee undertook the following work:

Board composition

The Committee reviewed the composition of the Board and, in particular, the non-executive directors, to ensure that the balance of skills, experience and knowledge continued to be appropriate for the Group’s business to meet the strategic objectives. The Committee also considered whether any additional skills and experience would be needed, either to complement those already on the Board, or to plan for ?lling vacancies due to the future retirement of non-executive directors.

Succession planning

The Committee reviewed the succession plans for both executive and non-executive appointments to the Board, taking into account the strategic objectives of the Group and the future retirement of directors, as well as the level of diversity desirable for a Group with such a global reach. Further information on the diversity of the Board can be found on page 70. The process included consideration of the anticipated demands of the business and the skills and knowledge required to successfully deliver against these.

Appointment of directors

Two new non-executive directors and one executive director were appointed during the course of the year.

The Committee initiated the recruitment process for two non-executive directors to replace Keki Dadiseth and Michael Garrett who retired in 2013, and made recommendations to the Board on the appointment of Alice Schroeder and Anthony Nightingale (details of the process are set out in the box opposite). Korn Ferry Whitehead Mann and Ridgeway Partners were appointed to assist in the searches leading to the appointment of Alice Schroeder and Anthony Nightingale respectively. Neither of the search consultancies used in the process undertook any other signi?cant work for Prudential.

With the assistance of Egon Zehnder, the Committee also led the search process for the appointment of Jackie Hunt as

Prudential plc Annual Report 2013 79

Chief Executive, Prudential UK & Europe. Egon Zehnder assisted Prudential in finding candidates for a number of executive positions below Board level during the course of the year.

Appointment of non-executive directors

Alice Schroeder and Anthony Nightingale were appointed as non-executive directors during the course of the year, following the scheduled retirement of Keki Dadiseth and Michael Garrett as part of the continuous refreshment of the Board.

The Committee evaluated the skills and knowledge required in order to ensure the Board was appropriately balanced to meet the needs of the Group and agreed role specifications setting out the key attributes expected in the successful candidates.

The search consultancies shared with the Nomination Committee a long list of potential non-executive directors. The Committee reviewed the potential candidates provided by Korn Ferry Whitehead Mann and Ridgeway Partners, agreeing a shortlist of individuals meeting the key skills, knowledge and personal attributes, as identified by the Committee. The Committee members and Group Chief Executive then met with the identified candidates, further evaluating them against the needs of the business and the Board.

The Committee gave consideration to the external commitments of the candidates to ensure they could dedicate sufficient time to meet the demands of the role and that they were suitably independent of the Group to fulfil the role of a non-executive director. On completion of the process, the Committee agreed to recommend Alice Schroeder and Anthony Nightingale to the Board for appointment.

Conflicts of interest and independence

The Board has delegated authority to the Committee to consider, and where necessary authorise, any actual or potential conflicts of interest arising in respect of the directors. The Committee considered potential conflicts of interest as they arose during the course of the year and in respect of the appointments of new directors.

The Committee also supports the Board in its annual consideration of the Conflicts of Interest Register, which is carried out prior to the publication of the Annual Report, and considers the independence of the non-executive directors, in the context of the criteria set out in the UK and HK Codes.

Governance
Nomination Committee report

80 Prudential plc Annual Report 2013 Governance

Risk Committee report

‘The Committee continued to strengthen the Group risk framework, taking a more universal approach to the Group’s risks that went beyond the management of financial risk.’

Howard Davies

Chairman of the Risk Committee

Membership

Meetings Director attended Number of meetings held 5

Howard Davies (Chairman) 5 Ann Godbehere 5 Kai Nargolwala 5 Lord Turnbull 5

Biographical details of the members can be found on pages 66 to 68.

Role and responsibilities of the Committee The Committee is responsible for assisting the Board in providing leadership, direction and oversight of the Group’s overall risk appetite, risk tolerance and risk management framework.

The principal responsibilities of the Committee are to:

— Review the Group’s risk, capital and liquidity management framework, as well as the Group’s risk appetite, its risk policies and standards, including the parameters used and methodologies and processes adopted for identifying and assessing risks;

— Review the material and emerging risk exposures of the Group, including market, credit, insurance, operational, liquidity and economic and regulatory capital risks, as well as regulatory and compliance matters;

— Oversee the Group’s processes and policies for determining risk tolerance and reviewing management’s measurement and effectiveness of the Group’s risk tolerance levels;

— Receive and review Group-wide Internal Audit reports on the risk management function;

— Assist the Board in reviewing the risks inherent in the business plans; and

— Provide qualitative and quantitative advice to the Remuneration Committee on risk weightings applied to performance objectives incorporated in executive remuneration, and evaluate whether the remuneration approach for senior executives was positioned within the Group’s overall risk appetite framework.

Meetings

The Committee met on ?ve occasions during the year and continued to maintain close links with the Audit Committee. The Chairman of the Audit Committee is a member of the Risk Committee and the Committee Chairman is a member of the Audit Committee. This cross-membership facilitates an effective linkage between both committees, ensuring that any risk assurance relevant to ?nancial reporting is referred to that Committee.

The Chairman of the Board, the Group Chief Executive, the Chief Financial Of?cer, the Group Chief Risk Of?cer, the Group-wide Internal Audit Director and the Group General Counsel are invited to attend the meetings, as is the Chief Operating Of?cer, Group Risk and Director of Risk Advisory and Technical Analysis.

How the Committee discharged its responsibilities in 2013

During the year, the Committee undertook the following work:

Group risk framework

The Committee continued its granular review of the Group risk framework, expanding and strengthening it in respect of the Group’s significant investment portfolios and taking account of Prudential’s wider stakeholders.

Extensive ‘road-testing’ of the framework was carried out during the course of 2012 and 2013, with the Committee receiving regular feedback on the implementation in the business units. Once the Committee was satis?ed that the strengthened framework was both appropriate for the business and functioning robustly, it was recommended to the Board for approval.

Key Group risks

The Committee continued to monitor the Group’s key risks against the changing economic backdrop and strategic objectives approved by the Board in June.

The Committee determined that the principal risks to the Group remained largely unchanged and continued to provide oversight to management’s actions in respect of these risks.

The Committee reviewed the adequacy of capital levels in respect of the principal risks to the Group, including the levels of capital buffers for unforeseen risks.

Regulatory and economic capital models

The development and ?nalisation of the model used in the preparation of the Group’s Pillar I disclosures required under Solvency II were areas of focus for the Committee. The appropriateness of the underlying model and the assumptions forming the basis of the Economic Capital Model were further key

Prudential plc Annual Report 2013 81

areas of consideration for the Committee and both items formed a notable part of the Committee's deliberations over the course of 2013.

Stress testing

Alongside the Committee's regular review of the Reverse Stress Test Exercise, Prudential also participated in the industry-wide stress testing carried out by the PRA.

The Committee considered the impact of the additional testing on the operation of the business units, approving the proposed timeline for the coordinated exercise and governance process for signing off the results.

Dialogue with the regulator

Ongoing dialogue with the PRA was maintained through the usual cycle of close and continuous meetings with the Committee Chairman and Group Chief Risk Officer. Discussions focussed on the Pillar I disclosures under Solvency II and the Economic Capital Model, which sets out the Group's approach to risk appetite and the Group risk framework.

The meetings were also used to better understand the PRA's areas of focus and how these might impact the responsibilities of the Committee.

Training and support

The Committee regularly received updates from Group Risk, Group-wide Internal Audit and the Group Treasurer on industry and market developments and their impact on Prudential.

The Committee received the minutes of the Group Executive Risk Committee, along with any matters escalated by the other risk management committees.

In performing its duties, the Committee has access to the Group Chief Risk Officer, as well as other employees and their relevant expertise across the Group.

Risk governance

Principles and objectives

Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Material risks will only be retained where this is consistent with Prudential's risk appetite framework and its philosophy towards risk-taking. The Group's current approach is to retain such risks where doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to appropriately manage the risk.

Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk-taking and management, risk control and oversight and independent assurance. The diagram below outlines the Group level framework.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Risk Committee to assist in providing leadership, direction and oversight in respect of the Group's significant risks, and with the Group Chief Executive and the chief executives of each of the Group's business units. →

Diagram 1: Group level framework



Board
Board
Nomination Committee
Remuneration Committee
Risk Committee
Audit Committee
1st line of defence
2nd line of defence
3rd line of defence
Executives
Group CEO
GEC
GERC
BSCMC
CFO
Group CRO
Management
TAC
GCRC
GORC
GCC
STOC
Group Compliance
Group Security
Group Risk
Group-wide Internal Audit

Key
- Board-level committees
- Executive personnel
- Exec/Management committees
- GHO functions
- Direct reporting line
- Regular communication and escalation

GEC	Group Executive Committee
BSCMC	Balance Sheet & Capital Management Committee
GERC	Group Executive Risk Committee
TAC	Technical Actuarial Committee
GCRC	Group Credit Risk Committee
GORC	Group Operational Risk Committee
GCC	Group Compliance Committee
STOC	Solvency II Technical Oversight Committee

Risk objectives

In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:

1 **Framework**
Design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group's risk appetite and philosophy towards risk-taking;

2 **Monitoring**
Establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers;

3 **Control**
Implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and manage the response to potentially extreme events;

4 **Communication**
Effectively communicate the Group's risk, capital and profitability position to both internal and external stakeholders; and

5 **Culture**
Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice.

Governance
Risk Committee report

82 Prudential plc Annual Report 2013 Governance

Risk Committee report continued

Risk management – the first line of defence

Risk-taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Group Executive Committee (GEC)
Purpose: Supports the Group Chief Executive in the executive management of the Group and is comprised of the chief executives of each of the Group's major business units, as well as a number of functional specialists.

Meets: Usually fortnightly

Balance Sheet and Capital Management Committee (BSCMC)
Purpose: Supports the Chief Financial Officer in the management of the Group's balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group. The BSCMC is comprised of a number of functional specialists.

Meets: Monthly

Risk oversight – the second line of defence

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees, chaired by either the Chief Financial Officer or the Group Chief Risk Officer, which monitor and keep risk exposures under regular review.

Group Executive Risk Committee (GERC)
Purpose: Oversees the Group's risk exposures, including market, credit, liquidity, insurance and operational risks, and also monitors the Group's capital position.

Reports to: Group Chief Executive

Meets: Monthly

Technical Actuarial Committee (TAC)
Purpose: Sets the methodology for valuing Prudential's assets, liabilities and capital requirements under Solvency II and the Group's internal economic capital basis.

Reports to: GERC

Meets: Usually monthly and more often as required

Group Credit Risk Committee (GCRC)
Purpose: Reviews the Group's investment and counterparty credit risk positions.

Reports to: GERC

Meets: Monthly

Group Operational Risk Committee (GORC)
Purpose: Overseas the Group's operational risk exposures.

Reports to: GERC

Meets: Quarterly

Group Compliance Committee (GCC)
Purpose: Oversees the effectiveness of risk and capital management for all financial and non-financial risks faced by Prudential Group and has responsibility to consider Group-wide regulatory compliance risks and controls.

Responsibility for these risks has moved to the GORC from January 2014.

Reports to: GERC

Meets: Every two months

Solvency II Technical Oversight Committee (STOC)
Purpose: Provides ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group's Internal Model.

Reports to: GERC

Meets: Usually 10 times annually

The Group-level risk committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Security, Group Compliance and Group Risk. Group Security is responsible for developing and delivering appropriate security measures, with a view to protecting the Group's staff, physical assets and intellectual property. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as management, on key regulatory issues affecting the Group. Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential's risk appetite, that protects and enhances the Group's embedded and franchise value.

Independent assurance – the third line of defence

Group-wide Internal Audit (GwIA)
The third line of defence comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Board, Audit and Risk Committees and the Group Executive Committee, to protect the assets, sustainability and reputation of the organisation.

Prudential plc Annual Report 2013 83

Reporting

The Committee is provided with regular reports on the activities of the risk function and, where it affects the results of the assurances under the Turnbull compliance statement, the Audit Committee also receives appropriate reporting from the same function. Reports to the Committee include information on the activities of the Group Executive Risk Committee, the Group Operational Risk Committee, the Group Credit Risk Committee, the Solvency II Technical Oversight Committee, the Technical Actuarial Committee and the Group Compliance Committee, as well as reports from Group-wide Internal Audit.

The Group’s capital position and overall

position against risk limits are reviewed regularly by the Group Executive Risk Committee, the Committee and the Board. Key economic capital metrics, as well as risk-adjusted pro?tability information, are included in the business plans which are reviewed by the Group Executive Risk Committee, the Committee and the Board.

Routine internal reporting by the business units varies according to the nature of the business, with each business unit responsible for ensuring that its risk reporting framework meets both the needs of the respective business unit and the standards set by the Group Risk function. Clear escalation criteria and processes are in place for the timely reporting of risks and incidents by business units to the various Group-level risk committees and, where appropriate, the Board. Each business unit reviews the risks inherent in their business operations as part of the annual preparation of their business plan, and subsequently, these opportunities and risks are regularly reviewed against business objectives with Group Risk. The impact of large transactions or divergences from the agreed business plan are also reviewed and reported by Group Risk.

Remuneration Committee

The report on the responsibilities and activities of the Remuneration Committee can be found in the directors’ remuneration report, which is set out on pages 89 to 123.

Corporate governance codes

In line with its listings on the London and Hong Kong stock exchanges, Prudential applies the principles of the UK and HK codes.

The Board con?rms that it has complied with all relevant provisions set out in the UK and HK Codes throughout the accounting period. With respect to Code Provision

B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Code, fees for non-executive directors are determined by the Board.

The principles of the UK and HK Codes

have been applied as set out earlier in the corporate governance report and also in the directors’ remuneration report, which can be found on pages 89 to 123. The UK Code can be viewed on the Financial Reporting Council’s website, with the HK Code available on the website of the Hong Kong Stock Exchange.

Risk Committee report Governance Corporate governance codes

84 Prudential plc Annual Report 2013 Governance

Shareholders

Communication with shareholders

Being a major institutional investor, Prudential is very aware of the importance of maintaining a good relationship with its shareholders, as well as with its debt investors. Discussions are held regularly with major shareholders and a programme of meetings took place throughout the year. In addition, Prudential regularly holds a conference for investors to provide further insight on selected areas of the business. In December 2013, the conference was held in London and new Growth and Cash targets for 2014 to 2017 were published.

The latest analysts' and brokers' reports are circulated regularly to Board members. The Chairman and the non-executive directors also provided feedback to the Board on topics raised with them by major shareholders. Major shareholders and debt investors are welcome to meet with newly appointed directors, or any of the directors generally.

The Group maintains a corporate website containing a wide range of relevant information for private and institutional investors, including the Group's financial calendar. The shareholder information section on pages 371 to 372 contains further details which may be of interest to shareholders.

Annual General Meeting

The Annual General Meeting will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 15 May 2014 at 11.00am.

The Annual General Meeting is an important forum for both institutional and private shareholders and all shareholders are encouraged to vote. Shareholders are given the opportunity during annual general meetings to put questions to the Board on matters relating to the Group's operations and performance.

Prudential has continued its practice of calling a poll on all resolutions and the voting results, including all proxies lodged prior to the meeting, are displayed at the meeting and published on the Group's website.

Details of the 2013 AGM, including the major items discussed at the meeting and the results of the voting, can be found on the Group's website. All directors in office at the time of the Annual General Meeting held on 16 May 2013 attended the meeting, with the exception of Keki Dadiseth, who was unable to do so due to a prior commitment.

In accordance with the relevant legislation, shareholders holding 5 per cent or more of the fully paid up issued share capital are able to require the directors to hold a general meeting. Written shareholder requests should be addressed to the Group Company Secretary at the registered office.

Company constitution

Prudential is governed by the Companies Act 2006, other applicable legislation and regulation, and provisions in its Articles of Association. Any change to the Articles of Association must be approved by special resolution of the shareholders. There were no changes to the constitutional documents during 2013.

The Memorandum and Articles of Association are available on the Group's website.

Share capital

The issued share capital as at 31 December 2013, which is set out in Note C10 on page 257, consisted of ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Subject to applicable local securities law, the Company's shares may be registered on the main register in the UK or the branch registers in Ireland or Hong Kong.

	Issued share capital	Number of accounts on the register
2013	2,560,381,736	57,013
2012	2,557,242,352	60,522

Prudential also maintains secondary listings on the New York Stock Exchange in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register, under a depositary agreement with J.P. Morgan, and on the Singapore Stock Exchange in the form of interests in shares, which are referenced to the shares on the Hong Kong register under a depository agreement with the Central Depository (Pte) Limited.

Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

A number of dividend waivers are in place and these relate to shares issued but not allocated under the Group's employee share plans. These shares are held by the Trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans.

Rights and obligations

The rights and obligations attaching to the Company's shares are set out in full in the Articles of Association. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote, except that if a proxy is appointed by more than one member, the proxy has one vote for and one vote against if instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution.

Where, under an employee share plan, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner in accordance with the relevant plan rules. Trustees may vote at their discretion, but do not vote on any unawarded shares held as surplus assets.

As at 11 March 2014, Trustees held 3 per cent of the issued share capital under the various plans in operation.

Rights to dividends under the various schemes are set out in the directors' remuneration policy section of the remuneration report.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and transfer is not restricted except that the directors may, in certain circumstances, refuse to register transfers of shares but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority (FCA) and the Hong Kong Stock Exchange, as well as under the Rules of some of the Group's employee share plans.

All directors are required to hold a number of shares under guidelines approved by the Board, which they would also be expected to retain as described on page 100 of the directors' remuneration report.

Significant shareholdings

The following notifications have been disclosed under the FCA's Disclosure and Transparency Rules in respect of notifiable interests exceeding 3 per cent in the voting rights of the issued share capital.

As at 31 December 2013	% of total voting rights
Capital Group Companies, Inc.	10.12
BlackRock, Inc.	5.08
Norges Bank Investment Managers	4.03

No further notifications have been received between the end of 2013 and the date of this report.

Prudential plc Annual Report 2013 85

Authority to issue shares

The directors require authority from shareholders in relation to the issue of shares. Whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings, unless the directors have been given authority by shareholders to issue shares without offering them first to existing shareholders. Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount and to issue up to 5 per cent of its issued share capital without offering them to existing shareholders, in line with relevant regulations and best practice. Disapplication of statutory pre-emption procedures is also sought for rights issues. The existing authorities to issue shares and to do so without observing pre-emption rights are due to expire at the end of this year's Annual General Meeting. An ordinary resolution and a special resolution to approve the renewal of these authorities respectively will be put to shareholders at the Annual General Meeting on 15 May 2014.

Details of shares issued during 2013 and 2012 are given in Note C10 on page 257.

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, Prudential confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Authority to purchase own shares

The directors also require authority from shareholders in relation to the purchase of the Company's own shares. Prudential seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Act 2006 and other related guidance. This authority has not been used since it was last granted at the Annual General Meeting in 2013. This existing authority is due to expire at the end of this year's Annual General Meeting and a special resolution to renew the authority will be put to shareholders at the Annual General Meeting on 15 May 2014.

Model code for securities transactions by directors

Prudential confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 to the Hong Kong Listing Rules, and that the directors have complied with this code of conduct throughout the period.

US corporate governance and regulations

As a result of the listing of its securities on the New York Stock Exchange, the Company is required to comply with the relevant provisions of the Sarbanes-Oxley Act 2002 (the 'Act') as they apply to foreign private issuers and has adopted procedures to ensure this is the case.

In particular, in relation to the provisions of Section 302 of that Act, which covers disclosure controls and procedures, a Disclosure Committee has been established reporting to the Group Chief Executive, chaired by the Chief Financial Officer and comprising members of senior management. The objectives of this Committee are to:

- Assist the Group Chief Executive and the Chief Financial Officer in designing, implementing and periodically evaluating the Company's disclosure controls and procedures;
- Monitor compliance with the Company's disclosure controls and procedures;
- Review and provide advice to the Group Chief Executive and the Chief Financial Officer with regard to the scope and content of all public disclosures made by the Company which are of material significance to the market or investors; and
- Review and consider and, where applicable, follow up on matters raised by other components of the disclosure process. These may include, to the extent they are relevant to the disclosure process, any matters to be raised with the Audit Committee, the internal auditors or the external auditor on the Company's internal controls.

In discharging these objectives, the Committee helps to support the certifications by the Group Chief Executive and the Chief Financial Officer of the effectiveness of disclosure procedures and controls required by Section 302 of the Act.

The provisions of Section 404 of the Act require the Company's management to report on the effectiveness of internal controls over financial reporting in its Annual Report on Form 20-F, which is filed with the US Securities and Exchange Commission. To comply with this requirement and report on the effectiveness of internal control, the Group has documented and tested its internal controls over financial reporting in the format required by the Act. The annual assessment and related report from the external auditor will be included in the Group's Annual Report on Form 20-F.

In addition, the Disclosure Committee evaluates whether or not a particular matter requires disclosure to the market, taking into account relevant regulations, and reviews all forward-looking statements.

Governance
Shareholders

86 Prudential plc Annual Report 2013 Governance

Additional disclosures

The following additional disclosures are made in compliance with the Companies Act 2006, the Disclosure and Transparency Rules issued by the FCA and the UK and HK Codes.

Financial reporting

The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 127 to 289 and the supplementary information on pages 296 to 330. It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and its audit of the EEV basis supplementary information, and to report its opinions to the Company's shareholders and to the Company. Its opinions are given on pages 291 and 332.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group. The criteria applied in the preparation of the financial statements are set out in the statement of directors' responsibilities on pages 290 and 331.

Company law also requires the Board to approve the strategic report. In addition, the UK Code requires the directors' statement to state that they consider the annual report and financial statements, taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy.

The directors are further required to confirm that the strategic report includes a fair review of the development and performance of the business, with a description of the principal risks and uncertainties. Such confirmation is included in the statement of directors' responsibilities on pages 290 and 331.

The strategic report provides, on pages 46 to 53, a description of the Group's risk and capital management, which includes a description of the Group's liquidity position. These risks are also discussed in the audited sections of the Group Chief Risk Officer's report on the risks facing our business and our capital strength.

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware and that each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Going concern

In accordance with the requirements of the guidance issued by the Financial Reporting Council in October 2009 'Going Concern and Liquidity Risk: Guidance for directors of UK companies 2009', after making sufficient enquiries the directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future. In support of this expectation, the Company's business activities, together with the factors likely to affect its future development, successful performance and position in the current economic climate are set out in the strategic report on pages 34 to 45. The risks facing the Group's capital and liquidity positions and their sensitivities are referred to in the strategic report on pages 46 to 53. Specifically, the Group's borrowings are detailed in Note C6 on pages 235 to 236, the market risk and liquidity analysis associated with the Group's assets and liabilities can be found in Note C3.5(a) on pages 206 to 208, policyholder liability maturity profile by business units in Notes C4.1(b), C4.1(c) and C4.1(d) on pages 215, 217 and 218 respectively, cash flow details in the consolidated statement of cash flows and provisions and contingencies in Note C12. The directors, therefore, have continued to adopt the going concern basis of accounting in preparing the financial statements for the year ended 31 December 2013.

Post-balance sheet events

Significant events affecting the Group which have taken place after the end of the financial year are detailed in Note D4 on page 272.

Change of control

Under the agreements governing Prudential Corporation Holdings Limited's life insurance and fund management joint ventures with China International Trust & Investment Corporation ('CITIC'), if there is a change of control of the Company, CITIC may terminate the agreements and either (i) purchase the Company's entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC's interest in the joint venture. The price of such purchase or sale is to be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.

Significant contracts

At no time during the year did any director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Compensation for loss of office

None of the terms of employment of the directors includes provisions for payment of compensation for loss of office or employment that occurs as a result of a change of control. Terms applying on a termination of their office are set out in the directors' remuneration report. In the US, senior executives participate on a discretionary basis in a plan which entitles them to compensation, in the event that their employment is terminated or adversely affected as a result of a change of control.

Customers

The five largest customers of the Group constituted in aggregate less than 30 per cent of its total sales for each of 2012 and 2013.

For the year ended 31 December 2013, none of the directors, their associates or any shareholders of the Company (which have, to the knowledge of the directors of the Company, owned more than 5 per cent of the issued share capital) had any interest in the Group's major customers.

Prudential plc Annual Report 2013 87

Index to principal directors' report disclosures

Information required to be disclosed in the directors' report may be found in the following sections:

Information	Section in Annual Report	Page number(s)
Business review	Strategic report	13
Disclosure of information to auditor	Additional disclosures	86
Directors in office during the year	Board of directors	73
Dividend recommended for the year	Strategic report	45
Details of qualifying third party indemnity provisions	Corporate governance report	69
Corporate responsibility governance	Corporate responsibility review	61
Political donations and expenditure	Corporate responsibility review	59
Greenhouse gas emissions	Corporate responsibility review	60
Financial instruments – risk management objectives and policies	Strategic report	46
Post-balance sheet events	Note D4 of the Notes on the Group financial statements	272
Future developments of the business of the Company	Group Chief Executive's report	12
Employment policies and employee involvement	Corporate responsibility review	56-57
Structure of share capital, including restrictions on the transfer of securities, voting rights and significant shareholders	Corporate governance report	83
Rules governing appointments of directors	Corporate governance report	71
Rules governing changes to the Articles of Association	Corporate governance report	84
Powers of directors	Corporate governance report	73
Significant agreements impacted by a change of control	Additional disclosures	86
Agreements for compensation for loss of office or employment on takeover	Additional disclosures	86

In addition, the risk factors set out on pages 362 to 366 and the additional unaudited financial information set out on pages 335 to 361, are incorporated by reference into this directors' report.

Signed on behalf of the Board of directors



Alan F Porter
Group Company Secretary
11 March 2014

Governance
Additional disclosures
Index to principal directors' report disclosures

88 Prudential plc Annual Report 2013

Prudential plc Annual Report 2013 89

Section 4

Remuneration report

90 Annual statement from the Chairman of the Remuneration Committee

92 Our executive remuneration at a glance

94 Directors’ remuneration policy 107 Annual report on remuneration 120 Supplementary information

Remuneration report

This report has been prepared to comply with Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, as well as the

Companies Act 2006 and other related regulations. 4

90 Prudential plc Annual Report 2013 **Remuneration report**

Remuneration report

Annual statement from the Chairman of the Remuneration Committee



Lord Turnbull
Chairman of the Remuneration Committee

Dear fellow shareholder,
I am pleased to present the Remuneration Committee's report on directors' remuneration for the year to 31 December 2013.

Firstly, I am delighted to welcome Philip Remnant and Anthony Nightingale, who joined the Committee in 2013. Keki Dadiseth and Michael Garrett stepped down from the Committee in 2013 following eight and nine years' service respectively, and I would like to thank them for their contribution.

I trust that you will find this a clear and comprehensive report that illustrates the strong alignment between Prudential's performance and our executive directors' remuneration. To comply with new legislation regarding disclosure of executive directors' remuneration we have changed the format of this year's report and, in addition, the Remuneration Committee has taken into account best practice guidelines issued by shareholder representatives.

While we have endeavoured to keep the report as concise as possible, Prudential is a large and complex organisation. Each of our major business units has a market capitalisation which would independently make them a constituent of the FTSE 100, and the pay and remuneration arrangements for the respective business unit CEOs reflect the differing market practices in the geographies and industries in which they operate. As Prudential is unusual in having all of these executives on the Board, and as it is required to comply with Hong Kong as well as UK reporting requirements, our report is understandably longer than many others.

To assist shareholders with the understanding of our remuneration practices we have set out an 'at a glance' summary page, overleaf. This is followed by:

- Our directors' remuneration policy on pages 94 to 106 which describes how we will pay directors in the future;
- Our annual report on remuneration on pages 107 to 119 which sets out remuneration delivered in respect of performance in 2013 and operation in 2014; and
- Supplementary information on pages 120 to 123.

Achievement in 2013 under our key performance measures

IFRS operating profit


CAGR +20%
£1,446m
£1,823m
£2,017m
£2,520m
£2,954m
2009
2010
2011
2012
2013

EEV new business profit


CAGR +15%
£1,619m
£2,028m
£2,151m
£2,452m
£2,843m
2009
2010
2011
2012
2013

Business unit remittances


CAGR +18%
£688m
£935m
£1,105m
£1,200m
£1,341m
2009
2010
2011
2012
2013

Total shareholder return


£100
£100
£185
£117
£198
£126
£199
£109
£290
£147
£434
£201
1 Jan 09
1 Jan 10
1 Jan 11
1 Jan 12
1 Jan 13
1 Jan 14
Prudential plc – value of £100 invested on 1 January 2009
International insurers – value of £100 invested on 1 January 2009

Prudential plc Annual Report 2013 91

As you will see, we operate a remuneration architecture which provides a clear link between pay and the achievement of the Group's key strategic priorities and delivery of shareholder value. This consists of base salary and benefits; an annual bonus, of which a significant proportion is deferred in Prudential shares for three years; and a long-term incentive plan, all underpinned by significant shareholding guidelines.

Rewarding 2013 performance

During 2013, the Group delivered further increases in new business profitability, IFRS profitability and cash generation, due to strong performances across all of our business units. This was accomplished in an environment of continued global macroeconomic uncertainty, while operating within the Group's risk appetite, risk framework and maintaining appropriate levels of capital.

Across all of our key performance metrics the Group's 2013 results exceed those achieved in 2012. The Remuneration Committee sets stretching performance ranges for all of its incentive plans and the bonuses awarded to executive directors reflect these excellent achievements during 2013, which have generated substantial value for our shareholders.

Strong share price growth and a step change in our dividend policy means that £100 invested in Prudential on 1 January 2009 increased to £434 by 31 December 2013. This outstanding track record means that Prudential's shareholder return is, once more, significantly ahead of our peers in the international insurance sector over the three year performance period of our long-term incentives. As a result the awards made in 2011 under the Group Performance Share Plan will be released in full in 2014 .

Further details of how the Remuneration Committee rewarded this exceptional 2013 performance are set out in the annual report on remuneration on pages 107 to 119.

Aligning 2014 pay to performance

In 2013, shareholders approved a new remuneration architecture that further improved the alignment of the Group's reward strategy with the business strategy. As set out in the directors' remuneration policy, we are not intending to make any changes to our remuneration architecture for 2014, or any significant changes to the metrics used.

In particular, in determining the 2014 remuneration packages the Committee was mindful of the following:

- Maintaining our restraint on base salary increases: The 2014 salary increases for executive directors are in line with salary increase budgets for other employees across our business units;
- Determining annual bonus metrics that remain based on challenging performance requirements closely aligned to the strategy of the Group and business units. 40 per cent of 2014 bonuses will also be deferred into shares for three years before release in 2018. Deferred shares are subject to malus provisions which mean that part or all of these amounts can be withheld in specific circumstances;
- Continuing to ensure that long-term incentive awards only vest subject to achievement of stretching performance measures linked to the three year business plan, as well as being dependent on delivery of shareholder returns that exceeds our peers;
- Ensuring long-term alignment between the interests of shareholders and executives by requiring executives to maintain a significant shareholding on an ongoing basis; and
- Retaining the current maximum opportunities under the annual bonus and long-term incentive awards, other than an increase (from 225 per cent to 250 per cent of salary) to the Chief Financial Officer's long-term incentive award.

The Chief Financial Officer's total remuneration opportunity for 2014 has increased by 10 per cent. This reflects the increasing complexity and responsibilities of the role, together with the incumbent's considerable performance and contribution to the Group. In making this adjustment, the Remuneration Committee was mindful of ensuring that the majority of this be provided through long-term incentive awards, so that the full value is only realised over the long term and subject to the achievement of stretching performance conditions. I am grateful for the support that our major shareholders gave for this when I discussed it with them prior to implementation.

Further details of how the Remuneration Committee has aligned 2014 packages with performance are set out in the annual report on remuneration on pages 107 to 119.

Shareholder support

Prudential maintains open and transparent communication with our shareholders of which this report forms part. During Autumn 2013, I personally met with shareholders and their representatives, who together own more than half of our share capital, to discuss our remuneration policy and its implementation in 2014.

The Remuneration Committee is extremely grateful for this feedback and support received from shareholders on Prudential's remuneration architecture and directors' remuneration policy, which builds on the significant vote in favour of the 2012 directors' remuneration report.

In conclusion

I trust that you find this a clear and comprehensive report that demonstrates the link between pay and performance at Prudential.

At the AGM in May 2014:

- Prudential's directors' remuneration policy for future years will be subject to a binding shareholder vote; and
- The annual report on remuneration will be subject to an advisory vote.

I look forward to your continued support.



Lord Turnbull
Chairman of the Remuneration Committee
11 March 2014

Remuneration report
Annual statement from the Chairman of the Remuneration Committee

92 Prudential plc Annual Report 2013 Remuneration report

Remuneration report

Our executive remuneration at a glance

Our remuneration strategy and principles

Our remuneration strategy remains unchanged from that approved by shareholders in last year's directors' remuneration report:

To attract and retain the high calibre executives required to lead and develop the Group

Reward must be:

- Valued by executives; and
- Competitive, to engage executives who are in demand in the global talent market, and, if required, support hiring the best external talent.

To reward executives for delivering our business plans and generating sustainable growth and returns for shareholders

Reward must be:

- Determined by delivery of the Group's annual and longer-term business objectives;
- Aligned with shareholder value creation; and
- Consistent with the Group's risk appetite so that the delivery of the business plan can be sustained.

Our remuneration architecture

At our 2013 AGM, shareholders supported the implementation of a revised remuneration architecture as illustrated below.
No structural changes are being proposed in 2014:



Key elements[1]
2014
2015
2016
2017
2018
Salary
Cash bonus
Deferred bonus
Prudential Long Term Incentive Plan ('PLTIP')
Share ownership guidelines

Key elements[1]	Key features of our policy	How we implemented the policy
Salary	Broadly aligned with pay review budgets for other employees.	Salary increases are in line with budgets for all employees: ▶ Salary increases of 3% in 2013. ▶ Salary increases of 3% in 2014[2].
Cash bonus Deferred bonus (Financial and personal objectives set with reference to business plans approved by the Board)	The maximum opportunity is up to 200% of salary. A significant proportion, currently 40%, of bonus is deferred into shares for three years. Deferred award is subject to malus provisions.	The Group Chief Executive has a maximum AIP opportunity of 200% of salary, with the maximum for the CFO of 175%. For other executives the maximum is 160%. 2013 bonuses were paid based on performance measures related to profit, cash flow and capital adequacy, as well as personal objectives.
Prudential Long Term Incentive Plan ('PLTIP') (Stretching IFRS profit ranges set with reference to business plans approved by the Board. TSR vesting schedule relative to insurance peers)	Maximum award under the Plan is 550% of salary. Aligned with our long-term business strategy and delivery of shareholder value, vesting is currently subject to: ▶ Relative TSR; **and** ▶ Group IFRS Profit; or ▶ Business unit IFRS profit. Measured over the three financial years from year of award.	Awards in 2013 and 2014 are below plan limits: ▶ Group Chief Executive: 400% of salary ▶ CEO JNL: 460% of salary ▶ Other PLTIP awards were 250% of salary, or less. For business unit CEOs awards vest based on TSR and business unit IFRS profit. For other executives awards are subject to TSR and Group IFRS profit. The Committee keeps the performance conditions under review to ensure that future awards remain aligned with strategy.
Share ownership guidelines	We have significant share ownership guidelines for all executives[3] as follows: ▶ 350% of salary for the Group Chief Executive; and ▶ 200% of salary for other executive directors.	

Key

- Fixed pay
- Short-term variable pay
- Long-term variable pay
- Share ownership guidelines

Notes

1 CEO, JNL also shares in the JNL bonus pool; and CEO, M&G retains separate arrangements.
2 The Chief Financial Officer received an increase of 5%.
3 Progress against the share ownership guidelines is detailed in the 'Statement of directors' shareholdings' section of the annual report on remuneration.

Prudential plc Annual Report 2013 93

What 2013 performance means for executive directors' pay

At Prudential, the remuneration packages are designed to ensure a strong alignment between pay and performance. As you can see from the charts on page 90, sustained growth across all of our key performance metrics has delivered substantial value to our shareholders. This has been reflected in both the annual bonuses paid and the release of long-term incentive awards, as set out in the annual report on remuneration.

In particular, the long-term incentives awarded to executive directors in 2011 had stretching performance conditions attached to vesting and were denominated in shares. The significant value generated for shareholders through share price growth and dividends paid over the last three years is, therefore, reflected in the value of the LTIP releases, together with the achievement of performance conditions, as illustrated in the chart below.

Value of LTIP releases


£000
8,000
6,000
4,000
2,000
0
1,118
2,114
1,256
1,343
1,674
3,704
1,118
2,114
1,295
2,425
2,745
5,189
4,596
7,549
On grant (2011)
On vesting (2014)
John Foley
On grant (2013)
On vesting (2014)
Jackie Hunt
On grant (2011)
On vesting (2014)
Michael McLintock
On grant (2011)
On vesting (2014)
Nic Nicandrou
On grant (2011)
On vesting (2014)
Barry Stowe
On grant (2011)
On vesting (2014)
Tidjane Thiam
On grant (2010/11)
On vesting (2014)
Mike Wells
Legacy below board plans (awarded 2010)
Dividends
Share price growth
Award size

The value of these performance related elements of remuneration are added to the fixed packages provided to executive directors in the table below to calculate the 2013 'single figure' of total remuneration:

		Fixed pay		Performance related			
Executive director	**Role**	**2013 salary**	**Pension & benefits**	**2013 bonus**	**LTIP release**	**2013 'Single Figure'**	**2012 'Single Figure'**
John Foley	Group Investment Director	628	275	1,004	2,114	4,021	1,895
Jackie Hunt[1]	CEO, UK	199	274	935	1,343	3,552	n/a
Michael McLintock	CEO, M&G	371	185	2,225	3,704	6,485	5,517
Nic Nicandrou	Chief Financial Officer	649	254	1,124	2,114	4,141	4,489
Barry Stowe	CEO, PCA	679	796	1,037	2,425	4,937	5,482
Tidjane Thiam	Group Chief Executive	1,030	381	2,056	5,189	8,656	9,533
Mike Wells	CEO, JNL	691	78	3,415	7,549	11,733	7,273

Note

1 Jackie Hunt received a payment of £801,000 in respect of awards forfeited when leaving Standard Life, included in the above 'Single Figure'.

Aligning 2014 pay to performance

In 2014, the Remuneration Committee granted salary increases to all executive directors in line with the budget for the wider work force. As stated above, no changes have been made to the remuneration architecture approved by shareholders at the 2013 AGM. Remuneration packages remain strongly aligned with performance over both the short and the long term.

The resultant remuneration packages for 2014 are set out in detail in the annual report on remuneration and summarised in the table below:

				Maximum AIP (% salary)		
Executive director	**Role**	**2014 salary increase**	**2014 salary**	**Maximum bonus**	**Bonus deferred**	**LTI award (% salary)**
John Foley	Group Investment Director	3%	£648,000	160%	40%	250%
Jackie Hunt	CEO, UK	3%	£644,000	160%	40%	225%
Michael McLintock	CEO, M&G[1]	3%	£382,000	600%	40%	450%
Nic Nicandrou	Chief Financial Officer	5%	£682,000	175%	40%	250%
Barry Stowe	CEO, PCA	3%	HK$ 8,490,000	160%	40%	225%
Tidjane Thiam	Group Chief Executive	3%	£1,061,000	200%	40%	400%
Mike Wells	CEO, JNL[2]	3%	US$ 1,114,000	160%	40%	460%

Notes

1 The bonus opportunity for the CEO, M&G remains at the lower of 0.75 per cent of M&G's IFRS profit or six times salary. As with 2013, he will receive awards under the Prudential LTIP and the M&G Executive LTIP, which are both included in the above LTI award.

2 The CEO, JNL will also continue to have a 10 per cent share of the Jackson Senior Management Bonus Pool. 40 per cent of this is deferred in shares.

Remuneration report
Our executive remuneration at a glance

94 Prudential plc Annual Report 2013 **Remuneration report**

Remuneration report

Directors' remuneration policy

This remuneration policy will apply following the AGM on 15 May 2014 (subject to shareholder approval).
Total remuneration for our executive directors is made up of a number of elements. The purpose of each element is set out below:

	Component	Purpose
Fixed pay	Base salary	Paying salaries at a competitive level enables the Company to recruit and retain key executives.
	Benefits	The benefits provided to executives are items and allowances that assist them in carrying out their duties efficiently. Expatriate and relocation benefits allow Prudential to attract high calibre executives in the international talent market and deploy them appropriately within the Group.
	Provision for an income in retirement	Pension benefits provide executives with opportunities to save for an income in retirement.
Variable pay	Annual cash bonus	Payments under the Annual Incentive Plan (AIP) incentivise the delivery of stretching financial and personal objectives which are drawn from the annual business plan.
	Annual deferred bonus	The Company mandates that a proportion of each executive director's annual bonus is not paid in cash and must be deferred. The deferred bonus is subject to malus provisions designed to ensure that performance is sustained. Deferral into shares aligns the interests of our executive directors with our shareholders and helps to ensure a focus on the longer-term sustainable success of the Company.
	Prudential Long Term Incentive Plan ('PLTIP')	The Prudential Long Term Incentive Plan is designed to incentivise the delivery of: — Longer- term business plans; sustainable long-term returns for shareholders; and adherence to the Group's risk appetite. Awards are made in Prudential shares, aligning the experience of executives and shareholders.
	M&G Executive LTIP	The M&G Executive LTIP is designed to incentivise the delivery of: — Longer-term sustainable growth; and adherence to the Group's and M&G's risk appetite.
Legacy long-term incentives	Group Performance Share Plan ('GPSP')	The GPSP was designed to incentivise the achievement of sustainable long-term returns for shareholders. Awards were made in Prudential shares, aligning the absolute shareholder experience of executives and shareholders.
	Business Unit Performance Plan ('BUPP')	The BUPP was designed to incentivise the delivery of business unit performance for executives who have regional responsibilities. These directors received awards under both the GPSP and the BUPP to ensure a dual focus on business unit and Group performance. Awards were made in Prudential shares aligning the absolute shareholder experience of executives and shareholders.

Prudential plc Annual Report 2013 95

Fixed pay policy for executive directors

Component	Operation	Opportunity
Base salary	Prudential's policy is to offer all executive directors base salaries which are competitive within their local market. The Committee reviews salaries annually with changes effective from 1 January. In determining base salaries for each executive, the Committee considers factors such as: — Salary increases for all employees; — The performance and experience of the executive; — Group or business unit financial performance; and — Internal relativities. Additionally, economic factors such as inflation are considered. Having taken a view on the appropriate levels of increase based on these criteria, market data is reviewed with the intention that any resultant salary remains within a competitive range. As the Company has executive directors based in multiple geographies, and within insurance and asset management businesses, the Remuneration Committee reviews data from a number of different markets which it believes to be the most relevant benchmarks. The benchmarks used are disclosed in the annual report on remuneration. Salaries are typically paid in the local currency of the country where the executive is based. This means that the reported salary in the 'single figure' table may fluctuate due to currency movements. The Committee may also determine that the salary of an executive is set in an alternative currency (for example US dollars).	Annual salary increases for executive directors will normally be in line with the increases for other employees across our business units. However, there is no prescribed maximum annual increase.
Benefits	Prudential's policy is for the Committee to have the discretion to offer executive directors benefits which reflect their individual circumstances and are competitive within their local market, including: — Health and wellness benefits; — Protection and security benefits; — Transport benefits; — Family and education benefits; — All employee share plans and savings plans; and — Relocation and expatriate benefits. No benefits are pensionable.	The maximum paid will be the cost to the company of providing these benefits. The cost of these benefits may vary from year to year but the Committee is mindful of achieving the best value from providers.
Provision for an income in retirement	Prudential's policy is to offer all executive directors a pension provision which is competitive within their local market. The pension provision for executive directors depends on the arrangements in place for other employees in their business unit when they joined the Group. Those executives who joined the Group before June 2003 were entitled to join the defined benefit plans available at that time. At the end of 2013, no executive director was an active member of a Group defined benefit scheme. Executives who are not an active member of a defined benefit scheme have the option to: — Receive payments into a defined contribution scheme; or — Take a cash supplement in lieu of contributions. Jackson's Defined Contribution Retirement Plan has a guaranteed element (6 per cent of pensionable salary) and additional contributions (up to a further 6 per cent of pensionable salary) based on the profitability of JNL.	Executive directors are entitled to receive pension contributions or a cash supplement (or combination of the two) up to a total of 25 per cent of base salary or, retain membership of a defined benefit scheme. In addition, the Chief Executive, PCA receives statutory contributions into the Mandatory Provident Fund.

Remuneration report
Directors' remuneration policy

96 Prudential plc Annual Report 2013 **Remuneration report**

Directors' remuneration policy continued

Annual bonus policy for executive directors

Annual bonus

Operation

Currently all executive directors participate in the Annual Incentive Plan (AIP).

The AIP awards for all executive directors are subject to the achievement of financial and personal objectives. Business unit chief executives either have measures of their business unit's financial performance in the AIP or they may participate in a business unit specific bonus plan. For example, the President and CEO, JNL currently participates in the Jackson Senior Management Bonus Pool, as well as in the AIP.

Determining annual bonus payments

No bonus is payable under the AIP for performance at or below the threshold level, increasing to 100 per cent for achieving or exceeding the maximum level.

The Committee determines the annual incentive payment for each executive director with reference to the performance achieved against performance ranges.

The Jackson Senior Management Bonus Pool is calculated based on JNL's financial performance and distributed to Jackson's leadership team.

In assessing performance, the Committee will take into account the personal performance of the director and the Group and/or business units' adherence to the risk appetite and framework, as well as other relevant factors. To assist them in their assessment the Committee considers a report from the Group Chief Risk Officer on adherence to the Group's risk appetite and framework.

Unusual circumstances

See page 104 for details of the Committee's powers in respect of AIP participants joining or leaving the Group.

Opportunity

The Chief Executive, M&G has a bonus opportunity of 0.75 per cent of M&G's IFRS profit, capped at six times salary.

For other executive directors the maximum AIP opportunity is up to 200 per cent of salary. Annual awards are disclosed in the relevant annual report on remuneration.

In addition to the AIP, the President & CEO, JNL receives a 10 per cent share of the Jackson Senior Management Bonus Pool.

Performance measures

The Committee has the discretion to determine the specific performance conditions attached to each AIP cycle and to set annual targets for these measures with reference to the business plans approved by the Board. The financial measures used for the AIP will typically include profit, cash and capital adequacy. For the measures used in 2013 and 2014, please refer to our annual report on remuneration.

Jackson's profitability and other key financial measures determine the value of the Jackson Senior Management Bonus Pool.

The current weighting of the performance measures are:

	Financial	Personal
Group Investment Director[1]	50%	50%
Chief Executive, UK & Europe	80%	20%
Chief Executive, M&G	80%	20%
Chief Financial Officer	80%	20%
Chief Executive, PCA	80%	20%
Group Chief Executive	80%	20%
President & CEO, JNL[2]	80%	20%

Notes

1 The Group Investment Director is responsible for oversight of Prudential's investment activities, with particular emphasis on ensuring alignment to the Group's risk appetite. The weighting of his bonus objectives reflect this role.

2 The President & CEO, JNL also participates in the Jackson Senior Management Bonus Pool. The whole of the pool is determined by financial performance.

The Committee retains the discretion to adjust and/or set different performance measures if events occur (such as a change in strategy, a material acquisition and/or divestment of a Group business or a change in prevailing market conditions) which cause the Committee to determine that the measures are no longer appropriate and that amendment is required so that they achieve their original purpose.

96 Prudential plc Annual Report 2013 Remuneration report

Directors’ remuneration policy continued

Annual bonus policy for executive directors

Annual bonus

Operation Currently all executive directors participate in the Annual Incentive Plan (AIP).

The AIP awards for all executive directors are subject to the achievement of ?nancial and personal objectives. Business unit chief executives either have measures of their business unit’s ?nancial performance in the AIP or they may participate in a business unit speci?c bonus plan. For example, the President and CEO, JNL currently participates in the Jackson Senior Management Bonus Pool, as well as in the AIP.

Determining No bonus is payable under the AIP for performance at or below the threshold level, increasing to 100 per cent annual bonus for achieving or exceeding the maximum level. payments

The Committee determines the annual incentive payment for each executive director with reference to the performance achieved against performance ranges.

The Jackson Senior Management Bonus Pool is calculated based on JNL’s ?nancial performance and distributed to Jackson’s leadership team.

In assessing performance, the Committee will take into account the personal performance of the director and the Group and/or business units’ adherence to the risk appetite and framework, as well as other relevant factors. To assist them in their assessment the Committee considers a report from the Group Chief Risk Of?cer on adherence to the Group’s risk appetite and framework.

Unusual See page 104 for details of the Committee’s powers in respect of AIP participants joining or leaving the Group. circumstances

Opportunity The Chief Executive, M&G has a bonus opportunity of 0.75 per cent of M&G’s IFRS pro?t, capped at six times salary. For other executive directors the maximum AIP opportunity is up to 200 per cent of salary. Annual awards are disclosed in the relevant annual report on remuneration.

In addition to the AIP, the President & CEO, JNL receives a 10 per cent share of the Jackson Senior Management Bonus Pool.

Performance The Committee has the discretion to determine the speci?c performance conditions attached to each AIP cycle measures and to set annual targets for these measures with reference to the business plans approved by the Board. The ?nancial measures used for the AIP will typically include pro?t, cash and capital adequacy. For the measures used in 2013 and 2014, please refer to our annual report on remuneration.

Jackson’s profitability and other key ?nancial measures determine the value of the Jackson Senior Management Bonus Pool.

The current weighting of the performance measures are:

Financial Personal

Group Investment Director1 50% 50% Chief Executive, UK & Europe 80% 20% Chief Executive, M&G 80% 20% Chief Financial Of?cer 80% 20% Chief Executive, PCA 80% 20% Group Chief Executive 80% 20% President & CEO, JNL2 80% 20%

Notes

1 The Group Investment Director is responsible for oversight of Prudential’s investment activities, with particular emphasis on ensuring alignment to the Group’s risk appetite. The weighting of his bonus objectives reflect this role.

2 The President & CEO, JNL also participates in the Jackson Senior Management Bonus Pool. The whole of the pool is determined by financial performance.

The Committee retains the discretion to adjust and/or set different performance measures if events occur (such as a change in strategy, a material acquisition and/or divestment of a Group business or a change in prevailing market conditions) which cause the Committee to determine that the measures are no longer appropriate and that amendment is required so that they achieve their original purpose.

98 Prudential plc Annual Report 2013 **Remuneration report**

Directors' remuneration policy continued

Long-term incentive policy for executive directors

Prudential Long Term Incentive Plan ('PLTIP')

Operation

Prudential's policy is that executive directors receive long-term incentive awards with full vesting only achieved if the Company meets stretching performance targets.

The Rules of the PLTIP were approved by shareholders in 2013. The Committee will operate this Plan in line with these Rules.

Granting awards

The PLTIP is a conditional share plan: the shares which are awarded will ordinarily be released to directors after three years to the extent that performance conditions have been met. If performance conditions are not achieved in full, the unvested portion of any award lapses and performance cannot be retested.

The levels of award made under the PLTIP in 2014 (as a percentage of salary) are:

Group Investment Director	250%
CEO, UK	225%
CEO, M&G	150%
Chief Financial Officer	250%
CEO, PCA	225%
Group Chief Executive	400%
CEO, JNL	460%

The PLTIP has a three-year performance period (although the Committee has the discretion to apply shorter or longer performance periods when the PLTIP is used for buy-out awards on recruitment).

Determining the release of the award

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding PLTIP award. This power could be invoked, for example, if a business decision taken during the performance period led to a material breach of a law or regulation, or if there is a material adverse restatement of the accounts for that period. The Committee also has the discretion to postpone the vesting date of the award.

When awards are released they are increased to reflect the number of shares which could have been purchased with the dividends paid on the released shares, between the awards being granted and released. However, the Committee has the discretion to determine that the number of dividend shares should be reduced or forfeited.

Unusual circumstances (including change of control)

In the case of a corporate transaction (eg takeover, merger, winding up, rights issue etc) the Committee may determine that awards will be exchanged for replacement awards (either in cash or shares) of equal value or be released. Where awards are released the Remuneration Committee will have regard to the performance of the Company, the time elapsed between the date of grant and the relevant event and any other matter which the Remuneration Committee considers relevant or appropriate.

The Committee may make amendments to the Rules of the Plan which are minor and to benefit the administration of the Plan, which take account of any changes in legislation, and/or which obtain or maintain favourable tax, exchange control or regulatory treatment. No amendments may be made to the advantage of participants without prior shareholder approval.

See page 104 for details of the Committee's powers in respect of PLTIP participants joining or leaving the Group.

Opportunity

The value of shares awarded under the PLTIP (in any given financial year) may not exceed 550 per cent of the executive's annual basic salary.

Awards made in a particular year are usually significantly below this limit. The levels of award in 2014 are shown above. The Committee do not envisage increasing these over the life of the policy and would consult with major shareholders before doing so. In addition, these would be disclosed in the relevant annual report on remuneration and be subject to an advisory vote at the AGM.

The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend shares.

Prudential plc Annual Report 2013 99

Long-term incentive policy for executive directors continued

Performance measures	The performance conditions attached to PLTIP awards are: — Relative TSR (50 per cent of award); and — Group IFRS profit (50 per cent of award); or — Business unit IFRS profit (50 per cent of award). The performance conditions attached to each award is dependent on the role of the executive and will be disclosed in the relevant annual report on remuneration. The awards made under the PLTIP to the Chief Executive, M&G are subject only to the TSR performance condition as the IFRS profit of M&G is a performance condition under the M&G Executive LTIP.
Relative TSR	Relative TSR is measured over three years. 25 per cent of this portion of each award will vest for achieving the threshold level of median increasing to full vesting for meeting the stretch level of upper quartile. TSR is measured against a peer group of international insurers (currently 18) which are similar to Prudential in size, geographic footprint and products. The peer group for each award is disclosed in the relevant annual report on remuneration.
IFRS profit	Three year cumulative IFRS operating profit is assessed at Group or business unit level. Threshold and maximum achievement levels will be set at the beginning of the performance periods in line with the three year business plan. 25 per cent of this portion of the award will vest for achieving threshold performance increasing to full vesting for meeting stretch targets. The target for Group IFRS operating profit will be disclosed when the performance period ends.
Committee discretions	For any award made under the PLTIP to vest, the Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period.
For current awards	The Committee may revise the peer group used to measure relative TSR to reflect events such as mergers, demergers, listings and delistings. As set out in the Rules of the PLTIP, which were approved by shareholders at the 2013 AGM, the Committee has the discretion to amend the performance conditions attached to an award if circumstances relevant to the performance condition have changed, and the Committee is satisfied that the amended measure will be a fairer measure of performance and no more or less demanding than the original condition. The Committee will consult with major shareholders before revising performance conditions on outstanding awards under the PLTIP. In addition, these would be disclosed in the relevant annual report on remuneration and would be subject to an advisory vote at the AGM.
For future awards	For new awards, organisations may be included in the peer group if their size, geographic footprint and products become similar to those of the Company. Organisations which no longer meet such criteria may be excluded from the peer group. The Committee retains the ability to adjust and/or set different performance measures (or the weighting of performance conditions) which apply to future long-term incentive awards if events occur (such as a change in strategy, a material acquisition and/or divestment of a Group business or a change in prevailing market conditions) which cause the Committee to determine that the measures are no longer appropriate and that amendment is required so that they achieve their original purpose. The Committee will consult with major shareholders before revising performance conditions on future awards under the PLTIP. In addition, these would be disclosed in the relevant annual report on remuneration and would be subject to an advisory vote at the AGM.

Remuneration report
Directors' remuneration policy

100 Prudential plc Annual Report 2013 Remuneration report

Directors' remuneration policy continued

Long-term incentive policy for executive directors continued

M&G Executive LTIP

Operation **Granting awards**	The Chief Executive, M&G currently receives awards under the M&G Executive LTIP. Under this plan an annual award of phantom shares is made with a notional starting share price of £1. The phantom share price at vesting is determined by the performance of M&G over the three year performance period.
Determining the release of the award	Awards are settled in cash. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding M&G Executive LTIP award. This power could be invoked, for example, if a business decision taken during the performance period led to a material breach of a law or regulation, or if there is a material adverse restatement of the accounts for that period.
Unusual circumstances (including change of control)	In the event of a change of control, the Committee may determine that the award will vest immediately or continue until the original vest date. See page 104 for details of the Committee's powers in respect of M&G Executive LTIP participants joining or leaving the Group.
Opportunity	The Chief Executive, M&G receives an award with an initial value of 300 per cent of salary under the M&G Executive LTIP. The maximum vesting under the M&G Executive LTIP is 100 per cent of the number of phantom shares originally awarded.
Performance measures	The phantom share price at vesting is currently determined by the increase or decrease in M&G's profitability with profit and investment performance adjustments also applied. Where the investment performance of M&G's funds is in the top two quartiles during the three-year performance period, the value of phantom shares vesting will be enhanced. The value of phantom shares may be doubled if performance is in the top quartile. Investment performance in the bottom quartile will result in awards being forfeited, irrespective of any profit growth. If profits in the third year of the performance period are less than the average annual profit generated over the performance period the award will be reduced, potentially down to zero.

Share ownership guidelines for executive directors

Operation	The share ownership guidelines for the executive directors were increased as part of the review of remuneration architecture approved by shareholders in 2013. The revised guidelines, effective from 1 January 2013, are: — 350 per cent of salary for the Group Chief Executive; and — 200 per cent of salary for other executive directors. Executives have five years from the implementation of this policy (or the date of their appointment, if later) to build this level of ownership. Shares earned and deferred under the Annual Incentive Plan are included in calculating the executive director's shareholding for these purposes. Unvested share awards under long-term incentive plans are not included. Progress against the share ownership guidelines is detailed in the 'Statement of directors' shareholdings' section of the annual report on remuneration.

Prudential plc Annual Report 2013 101

Variable pay policy for executive directors (legacy plans)

Group Performance Share Plan ('GPSP') and Business Unit Performance Plan ('BUPP')	
Operation	Prior to the approval of the PLTIP, the Group Performance Share Plan and the Business Unit Performance Plan were the principal long-term incentive plans operated for executive directors. All executive directors were eligible to participate in the GPSP. The Chief Executive, UK & Europe, Chief Executive, PCA and President & CEO, JNL also received awards under the Business Unit Performance Plan. The GPSP and BUPP are conditional share plans: the shares which were awarded will be released to directors to the extent that performance conditions have been met, over the three-year performance period.
Determining the release of the award	The Committee has the discretion to reduce the proportion of an award that will vest or determine that an award will be forfeited or to postpone the vesting date of the award to allow the Committee to consider whether any part of the award should vest. When awards are released they are increased to reflect the number of shares which could have been purchased with the dividends paid on the released shares, during the performance period. However, the Committee has the discretion to determine that the number of dividend shares should be reduced or forfeited.
Unusual circumstances (including change of control)	If an award vests early as a result of a corporate transaction (eg takeover, merger, winding up, rights issue etc) awards may be exchanged for replacement award (either in cash or shares) of equal value or released. Where the awards are released, the Remuneration Committee will have regard to the performance of the Company, the time elapsed between the date of grant and the relevant event and any other matter which the Remuneration Committee considers relevant or appropriate. See page 104 for details of the Committee's powers in respect of GPSP and BUPP participants joining or leaving the Group.
Opportunity	The maximum award which could be made to a participant under the GPSP and BUPP in total in any year was 550 per cent of salary. The maximum vesting under the GPSP and BUPP is 100 per cent of the original award, plus accrued dividends.
Performance measures GPSP	GPSP awards normally vest on the basis of the Group's Total Shareholder Return (TSR) performance. TSR is the combination of the share price growth and the dividends paid. Awards made prior to 2013 are subject to Prudential's TSR achievement over the performance period compared with the TSR of an index composed of international insurers. For threshold performance of meeting the index, 25 per cent of the award vests. This increases on a straight-line basis to 75 per cent vesting for performance of 110 per cent of the index and full vesting for 120 per cent of the index. The same performance condition also applies to the UK BUPP. The peer group for outstanding awards is disclosed in the relevant annual report on remuneration. The Remuneration Committee may revise this peer group to reflect events such as mergers, demergers and delistings. Some awards were granted using alternative performance conditions, eg UK IFRS operating profit and TSR on a ranked basis where the Committee considered it appropriate.
Asia BUPP	Asia BUPP awards are dependent on the achievement of PCA's new business profit, IFRS profit and cash remittance measured over a cumulative three-year period. Each of these measures will determine vesting of one third of each award. Threshold performance results in 30 per cent of the award vesting increasing to 100 per cent for stretch performance.
Jackson BUPP	Vesting of awards made under the Jackson BUPP are dependent on Shareholder Capital Value (SCV) growth over the performance period. At threshold performance of 8 per cent compound annual growth in SCV, 30 per cent of the award vests. This increases on a straight-line basis to 75 per cent vesting for 10 per cent growth, and full vesting for 12 per cent compound annual growth in SCV.
Committee discretions	In addition, for any award made under the GPSP or the BUPP to vest, the Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period. If performance measures are not achieved in full, the unvested portion of any award lapses and performance cannot be retested. As set out in the rules of the GPSP and BUPP, the Committee has the discretion to amend the performance conditions attached to an award if circumstances relevant to the performance condition have changed and the Committee is satisfied that the amended measure will be a fairer measure of performance and no more or less demanding than the original condition. The Committee may make amendments to the Rules of the Plan which are minor and to benefit the administration of the Plan, which take account of any changes in legislation, and/or which obtain or maintain favourable tax, exchange control or regulatory treatment. No amendments may be made to the advantage of participants without prior shareholder approval.

Remuneration report
Directors' remuneration policy

102 Prudential plc Annual Report 2013 Remuneration report

Directors' remuneration policy continued

Notes to the remuneration policy table for executive directors

Determining the performance measures

The Committee selected the performance measures which currently apply to variable pay plans on the following basis:

AIP

The performance measures are selected to incentivise the delivery of the Group's business plan, specifically to ensure that financial objectives are delivered while maintaining adequate levels of capital. Executives are also rewarded for the achievement of personal objectives. These personal objectives include the executive's contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role.

PLTIP

Awards made under the PLTIP are currently subject to the achievement of IFRS profit targets and relative TSR. IFRS profit was selected as a performance measure because it is central to the management of the business and a key driver of shareholder value. Relative TSR was selected as a performance measure because it focuses on the value delivered to shareholders – aligning the long-term interests of shareholders with those of executives. There is one exception; awards made under the PLTIP to the CEO, M&G are subject only to the TSR performance condition. His annual awards under the M&G Executive LTIP (see below) are subject to an IFRS profit target, thereby ensuring that he has the same combination of performance targets as other executives.

M&G Executive LTIP

The performance measures under the M&G Executive LTIP are currently M&G's IFRS operating profit and investment performance. IFRS profit was selected as a performance measure as it is central to the management of the business and a key driver of shareholder value. Investment performance was selected as a performance measure as it is the principal measure of the relative return which M&G provides to its investors and is crucial in ensuring the long-term success of M&G.

GPSP

The performance measure under the GPSP is relative TSR. Relative TSR was selected as a performance measure because it focuses on the value delivered to shareholders – aligning the long-term interests of shareholders with those of executives.

Asia BUPP

The performance measures under the PCA BUPP are PCA IFRS operating profit, PCA new business profit and PCA cash remittances. These measures were selected as performance measures because they reflected the growth and cash strategy of PCA.

Jackson BUPP

The performance measure under the Jackson BUPP is shareholder capital value growth. This was selected as a performance measure because it is an estimation of the shareholder value created by the Jackson business over the performance period.

UK BUPP

The performance measure under the UK BUPP is relative TSR. Relative TSR was selected as a performance measures for the UK BUPP because this aligned the UK business with the Group performance measure in order to reflect the cash generative priorities of the UK business.

Setting the performance ranges

Where variable pay has performance conditions based on business plan measures (for example the AIP and the IFRS profit element of the PLTIP) the performance ranges are set by the Remuneration Committee prior to, or at the beginning of, the performance period. Performance is based on annual and longer-term plans approved by the Board. These reflect the long-term ambitions of the Group and business units, in the context of anticipated market conditions.

For market-based performance conditions (eg relative TSR and M&G investment performance) the Committee requires that performance is in the upper quartile, relative to Prudential's peer group, for awards to vest in full.

Key differences between directors' remuneration and the remuneration of other employees

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit's salary increase budget is set with reference to local market conditions. The Remuneration Committee considers salary increase budgets in each business unit when determining the salaries of executive directors.

The principles that apply to executive directors are cascaded to other employees in their business unit. All senior leaders in the Group participate in annual bonus schemes which have performance conditions which mirror the CEO for their business unit. In addition, they are eligible to receive awards under the Prudential Long Term Incentive Plan or the M&G Executive LTIP with performance conditions aligned to those which apply to executive directors.

Legacy payments

Any commitment made before either (i) 27 June 2012 or (ii) an individual becoming a director, will be honoured even where it is not consistent with the policy prevailing at the time such commitment is fulfilled.

References to 'shares'

In this report, references to shares include American Depository Receipts (ADRs). Directors may receive awards denominated in ADRs rather than shares, depending on their location.

Prudential plc Annual Report 2013 103

Scenarios of total remuneration

The chart below provides an illustration of the future total remuneration for each executive director in respect of remuneration opportunity for 2014. Three scenarios of potential outcome are provided based on underlying assumptions shown in the notes to the chart.

Ł000

8,000 7,815 7,521 54% 44% 6,000 5,726 5,163 5,289 50% 4,194 51% 39% 4,000 3,585 3,843 3,368 3,219 38% 46% 44% 3,044 2,459 45% 2,309 43% 2,607 27% 47% 32% 46% 2,000 40% 41% 27% 41% 39% 1,501 1,449 21% 928 29% 31% 945 31% 18% 21% 889 22% 36% 23% 790 569

0 100% 38% 26% 100% 38% 26% 100% 18% 10% 100% 36% 25% 100% 49% 36% 100% 28% 19% 100% 15% 10% with with with with with with with Minimum line Maximum Minimumline Maximum Minimumline Maximum Minimum line Maximum Minimumline Maximum Minimum line Maximum Minimum line Maximum Inexpectations Inexpectations Inexpectations Inexpectations Inexpectations Inexpectations Inexpectations John Foley Jackie Hunt Michael McLintock Nic Nicandrou Barry Stowe Tidjane Thiam Mike Wells

Fixed

Annual bonus Long-term incentives

Notes

The scenarios in the chart above have been calculated on the following assumptions:

Minimum In line with expectations Maximum

Fixed pay — Base salary at 1 January 2014.

— Pension allowance at 1 January 2014.

— Estimated value of bene?ts based on amounts paid in 2013.

— Barry Stowe and Mike Wells are paid in HK$ and US$ respectively and have been converted to GBP for the purposes of this chart.

Annual bonus No bonus paid. — 50% of maximum AIP. — 100% of maximum AIP.

— JNL bonus pool at the average — JNL bonus pool at highest of the Remuneration of the last three years. last three years.report Long-term incentives No long-term incentive vesting. — 62.5% of award under Prudential — 100% of award under Prudential LTIP.

(excludes share LTIP (midway between threshold — 200% of face value price growth and maximum). of M&G Executive LTIP. and dividends)

— 100% of face value of M&G Executive LTIP. Directors’

Service contracts

Executive directors’ service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-related remuneration reward and con?rm that any variable payment will be at the discretion of the Company.

All of the remuneration obligations placed on the Company by service contracts and letters of engagement are set out elsewhere policy in this directors’ remuneration policy.

Statement of consideration of conditions elsewhere in the Group

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit’s salary increase budget is set with reference to local market conditions. The Remuneration Committee considers salary increase budgets in each business unit when determining the salaries of executive directors.

Prudential does not consult with employees when setting the directors’ remuneration policy: Prudential is a global organisation with employees and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. As many employees are also shareholders, they will be able to participate in the binding vote on the directors’ remuneration policy.

Statement of consideration of shareholder views

The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the remuneration policy and implementation. This engagement is led by the Remuneration Committee Chairman and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for the feedback which is provided, and takes this into account when determining executive remuneration.

104 Prudential plc Annual Report 2013 Remuneration report

Directors’ remuneration policy continued

Approach to recruitment remuneration

The table below outlines the approach that Prudential will take when recruiting a new executive director. This approach would also apply to internal promotions.

The approach to recruiting a non-executive director or a non-executive chairman is outlined in the remuneration policy for non-executive directors and the non-executive Chairman on page 106.

Element Approach

Base salary, benefits The salary, bene?ts and pension for a new executive director will be set using the approach set out in the table and pension ’Fixed pay policy for Executive Directors’.

Variable The variable remuneration opportunities for a new executive director would be consistent with the limits and remuneration structures outlined in the variable pay policy table.

Awards and On joining the Board from within the Group the Committee may allow an executive to retain any outstanding contractual rights deferred bonus and/or long-term incentive awards and/or other contractual arrangements which they held on their forfeited when appointment. These awards (which may have been made under plans not listed in this policy) would remain subject leaving previous to the original Rules, performance conditions and vesting schedule applied to them when they were awarded. employer

If a newly appointed executive director forfeits one or more bonuses (including outstanding deferred bonuses) on leaving a previous employer, these payments or awards may be replaced in either cash or Prudential shares with an award of an equivalent value. Replacement awards will be released on the same schedule as the foregone awards. If a newly appointed executive director forfeits one or more long-term incentive awards on leaving a previous employer, these may be replaced with Prudential awards with an equivalent value. Replacement awards will generally be made under the terms of a long-term incentive plan approved by shareholders, and vest on the same schedule as the foregone awards. Performance conditions will be applied to awards replacing foregone long-term incentive awards; these will be the same as those applied to the long-term incentive awards made to Prudential executives in the year in which the forfeited award was made.

Potential variations

The Committee may consider compensating a newly appointed executive for other relevant contractual rights forfeited when leaving their previous employer.

The use of Listing Rule 9.4.2 to facilitate the recruitment of an executive director is now only relevant in ‘unusual circumstances’. The Committee does not anticipate using this Rule but reserves the right to do so in an exceptional circumstance. For example, this rule may be required if, for any reason, like-for-like replacement awards on recruitment could not be made under existing plans.

This provision would only be used to compensate for remuneration forfeited on leaving a previous employer. Any arrangement established to replace foregone long-term incentive awards would re?ect, as far as possible, the terms of the original award (including, if applicable, any performance conditions). The value of this would be capped to be no higher, on recruitment, than the awards which the individual had to surrender to be recruited.

Policy on payment on loss of office

Element Approach

Notice periods Principles

The Company’s policy is that executive directors’ service contracts will not require the Company to give an executive more than 12 months’ notice without prior shareholder approval. A shorter notice period may be offered where this is in line with market practice in an executive’s location.

The Company is required to give to, and to receive from, each of the current executive directors 12 months’ notice of termination, unless indicated in this table. An executive director whose contract is terminated would be entitled to 12 months’ salary and bene?ts in respect of their notice period. Payments are phased over the notice period, although a payment in lieu of notice may be made.

Any executive leaving the Group other than by way of their death or disablement would have a duty to mitigate their loss.

Potential variations

If an executive director is dismissed for cause, their contract would be terminated with immediate effect and they would not receive any payments in relation to their notice period.

Should an executive die while serving as an employee their estate would not be entitled to receive payments and bene?ts in respect of their notice period – provisions are made under the Company’s life assurance scheme to provide for this circumstance (see ‘Benefits’ in the Fixed pay policy for executive directors).

Should an executive director step down from the Board but remain employed by the Group, they would not receive any payment in lieu of notice in respect of their service as a director.

The contract for Mike Wells is a renewable one-year ?xed-term contract, renewable automatically on the same terms and conditions, unless the Company or the director gives at least 90 days’ notice prior to the end of the relevant term. The contract for Michael McLintock requires that he gives the Company six months’ notice of termination.

Prudential plc Annual Report 2013 105

Policy on payment on loss of office continued

Element	Approach
Outstanding deferred bonus awards	**Principles** The treatment of outstanding deferred bonuses will be decided by the Committee, taking into account the circumstances of the departure, including the performance of the director. Deferred bonus awards are normally retained by participants leaving the Company. Awards made in respect of performance in, or before, 2012 will be released shortly after the end of employment. Awards made in respect of performance in 2013, and subsequent years, will vest on the original timetable. Prior to release, awards remain subject to the malus terms originally applied to them. **Potential variations** Any executive director dismissed for cause would forfeit all outstanding deferred bonus awards. Should an executive die while serving as an employee, outstanding deferred bonus awards will be released as soon as possible after the date of death. Should an executive director step down from the Board but remain employed by the Group, they would retain any outstanding deferred bonus awards. These awards would remain subject to the original Rules, performance conditions and vesting schedule applied to them when they were awarded.
Outstanding long-term incentive awards	**Principles** The treatment of outstanding long-term incentives will be decided by the Committee, taking into account the circumstances of the departure, including the performance of the director. Executives will normally retain their outstanding long-term incentive awards. These awards will ordinarily be pro-rated based on time employed, will vest on the original timescale and will remain subject to the original performance conditions assessed over the entire performance period. **Potential variations** Any executive director dismissed for cause would forfeit all outstanding long-term incentive awards. The release of awards may be expedited in the case of the death of a participant. Awards made under the M&G Executive LTIP will be released immediately should the director leave due to disablement or death and would be pro-rated based on time employed. Should an executive director step down from the Board but remain employed by the Group, they would retain any outstanding long-term incentive awards which they held on their change of role. These awards would remain subject to the original Rules, performance conditions and vesting schedule.
Bonus for final year of service	**Principles** The payment of a bonus for the final year of service will be decided by the Committee giving full consideration to the circumstances of the departure including the performance of the director. The Committee may award a departing executive a bonus which will usually be pro-rated to reflect the portion of the final financial year in which they served which had elapsed on the last day of their employment. Any such bonus would be calculated with reference to individual and financial performance measures in the usual way. The Committee may determine that a portion of such a bonus must be deferred. **Potential variations** Any executive director dismissed for cause would not be eligible for any outstanding bonus payments. The Committee may decide to award an executive stepping down from the Board, but remaining with the Group, a bonus pro-rated to reflect the portion of the financial year which had elapsed on the date of their change of role. This would be calculated with reference to individual and financial performance measures in the usual way. The Committee may determine that a portion of such a bonus must be deferred.
Other payments	**Principles** Consistent with other employees in their business unit, executive directors may receive payments to compensate them for the loss of employment rights on termination. Payments may include: — A nominal amount for agreeing to non-solicitation and confidentiality clauses; — Directors' and Officers' insurance cover for a specified period following the executive's termination date; — Payment for outplacement services; and — Reimbursement of legal fees. The Committee reserves the right to make additional exit payments where such payments are made in good faith: — In discharge of an existing legal obligation (or by way of damages for breach of such an obligation); or — By way of settlement or compromise of any claim arising in connection with the termination of a director's office or employment.

Remuneration report
Directors' remuneration policy

106 Prudential plc Annual Report 2013 Remuneration report

Directors' remuneration policy continued

Remuneration policy for non-executive directors and the non-executive Chairman

	Fees	Benefits	Share ownership guidelines
Non-executive directors	All non-executive directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees, or acting as the Senior Independent Director. Fees are paid to non-executives in cash, subject to the appropriate deductions. The basic and additional fees are reviewed annually by the Board, with any changes effective from 1 July. In determining the level of fees the Board considers: — The time commitment and other requirements of the role; Group financial performance; salary increases for all employees; and benchmark information from appropriate markets. If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable. Non-executive directors are not eligible to participate in annual bonus plans or long-term incentive plans.	Non-executive directors are not eligible to receive benefits, a pension allowance or to participate in the Group's employee pension schemes. Travel and expenses for non-executive directors (including the Chairman) are incurred in the normal course of business, for example in relation to attendance at Board and committee meetings. The costs associated with these are all met by the Company.	In July 2011, a share ownership guideline for non-executive directors was introduced. It is expected that non-executive directors will hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees). Non-executive directors will be expected to attain this level of share ownership within three years of the implementation of this requirement (or within three years of their date of appointment, if later).
Non-executive Chairman	The Chairman receives an annual fee for the performance of their role. This fee is agreed by the Remuneration Committee and is paid to the Chairman in cash, subject to the appropriate deductions. On appointment, the fee may be fixed for a specified period of time. Following the fixed period (if applicable) this fee will be reviewed annually. Changes in the fee are effective from 1 July. In determining the level of the fee for the Chairman the Committee considers: — The time commitment and other requirements of the role; the performance and experience of the Chairman; internal relativities; Company financial performance; salary increases for all employees; and benchmark information from appropriate markets. The Chairman is not eligible to participate in annual bonus plans or long-term incentive plans.	The Chairman may be offered benefits including: — Health and wellness benefits; protection and security benefits; transport benefits; and relocation and expatriate benefits (where appropriate) The maximum paid will be the cost to the Company of providing these benefits. The Chairman is not eligible to receive a pension allowance or to participate in the Group's employee pension schemes.	The Chairman has a share ownership guideline of one times his annual fee and is expected to attain this level of share ownership within five years of the date of his appointment.

Recruitment of a new non-executive chairman or non-executive director

The fees for a new non-executive director will be consistent with the current basic fee paid to other non-executive directors (as set out in the annual report on remuneration for that year) and will be reflective of their additional responsibilities as Chair and/or members of Board committees.

The fee for a new non-executive Chairman will be set with reference to the time commitment and other requirements of the role, the experience of the candidate, as well as internal relativities among the other executive and non-executive directors. To provide context for this decision, data would be sought for suitable market reference point(s).

Notice periods - non-executive directors and non-executive Chairman

Non-executive directors are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation. A contractual notice period of 12 months by either party applies for the non-executive Chairman. The Chairman would not be entitled to any payments for loss of office. For information on the terms of appointment for non-executive directors please see the corporate governance report.

Prudential plc Annual Report 2013 107

Remuneration report

Annual report on remuneration

The operation of the Committee

The members of the Committee during 2013, and the number of Remuneration Committee meetings they attended, are listed below. All are independent non-executive directors:

Director	Meetings attended
Lord Turnbull KCB CVO (Chairman)	5/5
Keki Dadiseth (until 1 May 2013)	0/2
Michael Garrett (until 31 August 2013)	3/3
Kai Nargolwala	5/5
Anthony Nightingale CMG SBS JP (from 1 June 2013)	3/3
Philip Remnant CBE ACA (from 1 January 2013)	5/5

In 2013, the Committee met five times. Key activities at each meeting are shown in the table below:

Meeting	Key activities
Early March 2013	Approve the 2012 directors' remuneration report; consider 2012 bonus awards for executive directors; consider vesting of the long-term incentive awards with a performance period ending on 31 December 2012; and approve 2013 long-term incentive awards, performance measures and Plan documentation.
Mid-March 2013	Confirm 2012 annual bonuses and the vesting of long-term incentive awards with a performance period ending on 31 December 2012, in light of audited financial results.
June 2013	Review the remuneration of the Group Leadership Team, senior risk staff and of employees with a remuneration opportunity over £1 million per annum; consider the cascade of the remuneration architecture to the senior management team; and review progress towards share ownership guidelines by the Chairman, executive directors and Group Executive Committee members.
September 2013	Monitor performance against long-term incentive targets, based on the half year results; review the dilution levels resulting from the Company's share plans; consider the latest version of the external measures report; review total 2014 remuneration of executive directors for consultation with shareholders; and review draft remuneration policy report for consultation with shareholders.
December 2013	Review the level of participation in the Company's all-employee share plans; approve executive directors' 2014 salaries and incentive opportunities; consider the annual bonus and long-term incentive measures and targets to be used in 2014; review an initial draft of the 2013 directors' remuneration report; review the Committee's terms of reference; and approve the Committee's 2014 work plan.

The Chairman and the Group Chief Executive attend meetings by invitation. The Committee also had the benefit of advice from: Group Chief Risk Officer; Chief Financial Officer; Group Human Resources Director; and Director of Group Reward and Employee Relations. Individuals are never present when their own remuneration is discussed.

During 2013, Deloitte LLP were the independent advisor to the Committee. Deloitte were appointed by the Committee in 2011 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors as well as other potential conflicts of interests. Deloitte is a member of the Remuneration Consultants' Group and voluntarily operate under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meet with the Chairman of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team, that provide remuneration advice to the Committee, do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2013 were £72,000, charged on a time and materials basis. During 2013, Deloitte also gave Prudential management advice on remuneration, as well as providing guidance on Solvency II, taxation and other financial matters. In addition, management received external advice and data from a number of providers. This included market data and legal counsel. This is not considered to be material advice or services.

During the year, the Company has complied with the appropriate provisions of the UK Corporate Governance Code which are in force regarding directors' remuneration.

Remuneration report
Annual report on remuneration

108 Prudential plc Annual Report 2013 **Remuneration report**

Annual report on remuneration continued

Remuneration in respect of performance in 2013

Base salary

Executive directors' salaries were reviewed in 2012, with changes effective from 1 January 2013. When the Committee took these decisions it considered the salary increases awarded to other employees, the performance and experience of each executive, and the relative size of each directors' role, as well as the performance of the Group. Salary increases for the wider workforce vary across our business units, varying with local market conditions; in 2013 salary budgets increased between 3 per cent and 6 per cent for the wider workforce.

To provide context for this review, information was also drawn from the following market reference points:

Director	Role	Benchmark(s) used to assess remuneration
Rob Devey	Chief Executive, UK & Europe	FTSE 40 International Insurance Companies
John Foley	Chief Risk Officer	FTSE 40
Michael McLintock	Chief Executive, M&G	McLagan UK Investment Management Survey
Nic Nicandrou	Chief Financial Officer	FTSE 40 International Insurance Companies
Barry Stowe	Chief Executive, PCA	Towers Watson Asian Insurance Survey
Tidjane Thiam	Group Chief Executive	FTSE 40 International Insurance Companies
Mike Wells	President & CEO, JNL	Towers Watson US Financial Services Survey LOMA US Insurance Survey

After careful consideration the Committee decided to increase salaries by 3 per cent as set out below.

Executive[1]	2012 salary	2013 salary (+3%)
Rob Devey	£600,000	£618,000
John Foley	£610,000	£628,300
Michael McLintock	£360,000	£370,800
Nic Nicandrou	£630,000	£648,900
Barry Stowe	HK$ 8,000,000	HK$ 8,240,000
Tidjane Thiam	£1,000,000	£1,030,000
Mike Wells	US$1,050,000	US$1,081,500

Note
1 Jackie Hunt was appointed on 5 September 2013. Her salary on joining was £625,000.

Annual bonus

The directors' remuneration policy section provides further details of the design of Prudential's annual bonus plans.

2013 annual bonus opportunities

Executive directors' bonus opportunities, the weighting of performance measures for 2013 and the proportion of annual bonuses deferred are set out below:

			Weighting of measures		
			Financial measures		
	Maximum AIP opportunity (% of salary)	Deferral requirement	Group	Business unit	Personal objectives
Rob Devey[1]	160%	40% of total bonus	20%	60%	20%
John Foley	160%	40% of total bonus	50%	–	50%
Jackie Hunt	160%	40% of total bonus	20%	60%	20%
Michael McLintock[2]	600%	40% of total bonus	20%	60%	20%
Nic Nicandrou	175%	40% of total bonus	80%	–	20%
Barry Stowe	160%	40% of total bonus	20%	60%	20%
Tidjane Thiam	200%	40% of total bonus	80%	–	20%
Mike Wells[3]	160%	40% of total bonus	80%	–	20%

Notes
1 The maximum bonus opportunity shown for Rob Devey was his annual opportunity – this was pro-rated for the portion of 2013 for which he was employed by the Company (to 31 October). Please see the section on 'Payment to past directors' for details.
2 Michael McLintock's annual bonus opportunity in 2013 was the lower of 0.75 per cent of M&G's IFRS profit and six times annual salary. M&G's IFRS profit in 2013 was £395 million.
3 In addition to the AIP, Mike Wells receives a 10 per cent share of the Jackson Senior Management Bonus Pool. This is determined by the financial performance of Jackson.

Prudential plc Annual Report 2013 109

2013 AIP performance measures and achievement

Financial performance

The financial performance measures set for 2013 are shown below. Prior to the start of the year the Committee set stretching performance ranges for each of these measures. The Committee reviewed the Group's performance against these ranges at its meeting in February 2014; in all of our key performance metrics the Group's 2013 results exceed those achieved in 2012. The Committee also reviewed a report from the Group Chief Risk Officer which assessed the achievement of these results in the context of adherence to the Group's risk appetite and framework.

The performance measures, and the relative achievement compared to the performance range, is illustrated below. The Board believe that, due to the commercial sensitivity of these targets, disclosing them may damage the competitive position of the Group.


Measure
Weighting[1]
Threshold 0% vesting
Midpoint 50% vesting
Maximum 100% vesting
Above maximum 100% vesting
IFRS operating profit
30%
IGD surplus
20%
Cash flow
15%
Net free surplus generated
15%
NBP EEV profit
10%
In-force EEV profit
10%
Group
PCA
UKIO
M&G

Notes

1 The weighting of each measure within the Group financial element of the bonus for all executives excluding the Chief Executive, M&G. Weightings for the business unit bonus element vary based on the strategy of each business.

2 In addition, investment performance (measured over a one and three-year basis) forms 30 per cent of the Chief Executive, M&G's annual bonus.

Personal performance

As set out in our remuneration policy, a proportion of the annual bonus for each executive director is based on the achievement of personal objectives. These objectives include the executive's contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role. 2013 objectives were set for each executive prior to the start of the financial year, and performance against these objectives was assessed by the Committee at its meeting in February 2014.

2013 annual incentive plan payments

On the basis of the outstanding performance of the Group and business units, and the Committee's assessment of each executive's personal performance, the Committee determined the following 2013 AIP payments:

Executive	Role	2013 salary	Maximum 2013 AIP	2013 AIP payment (as a percentage of maximum)	2013 AIP payment
Rob Devey[1]	Chief Executive, UK & Europe	£618,000	160%	77.4%	£637,776
John Foley	Group Investment Director	£628,300	160%	99.9%	£1,004,023
Jackie Hunt	Chief Executive, UK & Europe	£625,000	160%	93.4%	£934,375
Michael McLintock[2]	Chief Executive, M&G	£370,800	600%	100.0%	£2,224,800
Nic Nicandrou	Chief Financial Officer	£648,900	175%	99.0%	£1,123,895
Barry Stowe	Chief Executive, PCA	HK$8,240,000	160%	95.4%	HK$12,579,184
Tidjane Thiam	Group Chief Executive	£1,030,000	200%	99.8%	£2,055,880
Mike Wells[3]	President & CEO, JNL	US$1,081,500	160%	99.2%	US$1,716,773

Notes

1 Rob Devey received a bonus pro-rated for the portion of 2013 he was employed by the Company (to 31 October 2013). Please see the section on 'Payments to past directors' for details.

2 Michael McLintock's annual bonus opportunity in 2013 was the lower of 0.75 per cent of M&G's IFRS profit and six times annual salary. M&G's IFRS profit in 2013 was £395 million.

3 In addition to the AIP Mike Wells also received 10 per cent of the JNL Senior Management Bonus Pool. His total bonus including his AIP and JNL Senior Management award is US$5,342,373.

2013 Jackson bonus pool

In 2013 the Jackson bonus pool was determined by Jackson's profitability, capital adequacy, remittances to Group, in-force experience and credit rating. Across all of these measures, Jackson delivered excellent performance and exceeded prior year performance. As a result of this performance, the Committee determined that Mike Wells' share of the bonus pool would be US$3,625,600.

Remuneration report
Annual report on remuneration

110 Prudential plc Annual Report 2013 Remuneration report

Annual report on remuneration continued

Long-term incentive plans with performance periods ending on 31 December 2013

Our long-term incentive plans have performance conditions which are based on the Group's business priorities. When the Committee decided the proportion of these awards which should be released, actual financial results were reviewed against the performance targets set. The Committee also reviewed the underlying Company performance to ensure that these vesting levels were appropriate. The vesting levels are set out below.

The remuneration policy report contains further details of the design of Prudential's long-term incentive plans. Information on long-term incentives awarded in 2013 is shown on page 115.

Group Performance Share Plan (GPSP) and UK BUPP awards

In 2011, all executive directors were made awards under the GPSP. The line chart below compares Prudential's TSR during the performance period (1 January 2011 to 31 December 2013) with that of the peer group index TSR. As a result of Prudential's excellent TSR performance, which was in excess of 140 per cent of the index, these awards will be released in full:

Group Performance Share Plan (GPSP) and UK BUPP awards


220%
200%
180%
160%
140%
120%
100%
80%
Dec 2010
Dec 2011
Dec 2012
Dec 2013
219.5
188.0
172.3
156.7

— Prudential TSR performance - vesting level = 100%
— Index x 120% - performance level required for awards to vest at 100%
— Index x 110% - performance level required for awards to vest at 75%
— Index - performance required for awards to vest at 25%

Note

1 Companies in the peer group for the 2011 GPSP and UK BUPP awards are:
Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life.

Asia BUPP

In 2011, Barry Stowe received an award under the Asia BUPP. This award vests based on the new business profit, IFRS profit and cash remittances of the Asia business. The chart below illustrates the achievement against performance ranges for the 2011 Asia award:


Measure
Threshold
Mid
Maximum
Overall 2013 vesting
1/3 cumulative new business profit
1/3 cumulative IFRS profit
1/3 cumulative cash remittances
98.09%

M&G Executive Long-Term Incentive Plan

The phantom share price at vesting for the 2011 M&G Executive Long-Term Incentive award is determined by the increase or decrease in M&G's profitability over the three-year performance period, with adjustments for the investment performance of its funds. M&G performance and the resulting phantom share price for Michael McLintock is shown below:

Award	Three-year profit growth of M&G	Three-year investment performance	2013 phantom share price
2011 M&G Executive LTIP	61%	Second quartile	£2.30

Prudential plc Annual Report 2013 111

Jackson awards

In 2010, Mike Wells was granted awards under two legacy long-term incentive plans offered to senior staff in Jackson; these awards had a four-year performance period. In 2011, following his appointment to the Prudential Board, he received awards under the GPSP and Jackson BUPP. These awards had a three-year performance period. Mike Wells' 2010 JNL awards (the JNL Long-Term Incentive Plan and 2010 JNL US Performance Share Plan) will be released in 2014, alongside his 2011 GPSP and BUPP awards. The vesting of these awards are set out below:

Jackson BUPP

Mike Wells' 2011 Jackson BUPP award vests subject to Shareholder Capital Value (SCV) growth over the performance period. As a result of excellent SCV growth of 17.7 per cent per annum over the performance period this award will vest in full:


Percentage of award that vests:
30%
75%
100%
Actual performance
17.7%
Compound annual growth in SCV over three years:
0%
5%
8%
10%
12%
15%

Legacy below Board long-term incentive plans

On 31 December 2013, the performance periods for the 2010 awards under the JNL long-term incentive plans (which began on 1 January 2010) came to an end. Over the four-year period the shareholder value of the US business grew by 14.33 per cent per annum (on a compound basis) and by 70.848 per cent over the performance period. This resulted in vesting of 121.16 per cent of Mike Wells' 2010 JNL US Performance Share Plan award and of 70.848 per cent of his 2010 cash-settled JNL Long-Term Incentive Plan award. These were the last awards which Mike Wells received under these plans.

Pension entitlements

Pension provisions in 2013 were:

Executive	2013 pension arrangement	Life assurance provision
Barry Stowe	Pension supplement in lieu of pension of 25 per cent of salary and a HK$30,000 payment to the Hong Kong Mandatory Provident Fund.	Four times salary.
Mike Wells	Matching contributions of 6 per cent of base salary capped at US$255,000. An annual profit sharing contribution equivalent to 6 per cent of pensionable salary was made in 2013.	Two times salary.
John Foley	Contributions into the defined contribution pension scheme and a cash supplement with a total value of 25 per cent of salary.	Up to four times salary plus a dependants' pension.
All other UK-based executives	Pension supplement in lieu of pension of 25 per cent of salary.	Up to four times salary plus a dependants' pension.

Michael McLintock previously participated in a contributory defined benefit scheme which was open at the time he joined the Company. The scheme provided a target pension of two-thirds of final pensionable earnings on retirement for an employee with 30 years or more potential service who remains in service to normal retirement date. Mr McLintock is now a deferred member of the scheme. Mr McLintock's normal retirement date under the scheme is age 60. Should Mr McLintock claim his deferred pension before this age it will be subject to an actuarial reduction. There are no additional benefits payable should Mr McLintock retire early.

At the end of 2013 the transfer value of this entitlement was £1,089,263. This equates to an annual pension of £57,378, which will increase broadly in line with inflation in the period before becoming due for payment on Mr McLintock's retirement.

Prior to joining the Board, John Foley participated in a defined benefit scheme. There are no entitlements under this scheme in respect of his service as an executive director.

Remuneration report
Annual report on remuneration

112 Prudential plc Annual Report 2013 Remuneration report

Annual report on remuneration continued

Table of 2013 executive director total remuneration 'The Single Figure'

£000	2013 salary	2013 taxable benefits*	2013 pension benefits†	2013 total bonus	Of which: Amount paid in cash	Of which: Amount deferred into Prudential shares	2013 LTIP releases‡	Other payments§	Total 2013 remuneration 'The Single Figure'¶
Rob Devey[1]	515	77	129	638	*383*	*255*	1,996	129	3,484
John Foley	628	118	157	1,004	*602*	*402*	2,114	–	4,021
Jackie Hunt[2]	199	224	50	935	*561*	*374*	1,343	801	3,552
Michael McLintock	371	92	93	2,225	*1,335*	*890*	3,704	–	6,485
Nic Nicandrou	649	92	162	1,124	*674*	*450*	2,114	–	4,141
Barry Stowe[3]	679	624	172	1,037	*622*	*415*	2,425	–	4,937
Tidjane Thiam	1,030	123	258	2,056	*1,234*	*822*	5,189	–	8,656
Mike Wells[4]	691	58	20	3,415	*2,049*	*1,366*	7,549	–	11,733
Total	4,762	1,408	1,041	12,434	*7,460*	*4,974*	26,434	930	47,009

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
† 2013 pension benefits include cash supplements for pension purposes, and contributions into DC schemes as outlined on page 111.
‡ In line with the regulations, the estimated value of LTIP releases has been calculated based on the average share price over the last three months of 2013. The actual value of LTIPs, based on the share price on the date awards are released, will be shown in the 2014 report.
§ Other payments comprises of pay in lieu of salary and pension supplement for Rob Devey over the period 1 November 2013 to 31 December 2013 and a cash payment to Jackie Hunt in respect of shares forfeited when leaving Standard Life, the net value of which was used to purchase Prudential shares. Further information is outlined on page 118. There were no malus adjustments in 2013.
¶ Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes
1 Rob Devey left the Company on 31 October 2013.
2 Jackie Hunt joined the Company on 5 September 2013. Her benefits included a one-off relocation payment of £188,679 to cover additional expenses such as stamp duty and estate agent fees.
3 Barry Stowe's benefits relate primarily to his expatriate status, including costs of £224,612 for housing, £35,230 for children's education, £70,452 for home leave and a £252,142 Executive Director Location Allowance.
4 Mike Wells' bonus figure excludes a contribution of £9,779 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under 2013 pension benefits.

Table of 2012 executive director total remuneration 'The Single Figure'

£000	2012 salary	2012 benefits*	2012 pension benefits†	Total 2012 bonus	Of which: Amount paid in cash	Of which: Amount deferred into Prudential shares	2012 LTIP releases‡	Other payments	Total 2012 remuneration 'The Single Figure'§
Rob Devey	600	114	150	710	*426*	*284*	2,510	–	4,084
John Foley	610	156	153	976	*586*	*390*	–	–	1,895
Michael McLintock[1]	360	124	311	1,308	*904*	*404*	3,414	–	5,517
Nic Nicandrou	630	99	158	1,092	*655*	*437*	2,510	–	4,489
Barry Stowe[2]	651	608	165	1,022	*613*	*409*	3,036	–	5,482
Tidjane Thiam	1,000	123	250	2,000	*1,000*	*1,000*	6,160	–	9,533
Mike Wells[3]	663	55	19	2,902	*2,031*	*871*	3,634	–	7,273
Total	4,514	1,279	1,206	10,010	*6,215*	*3,795*	21,264	–	38,273

* The value of benefits is the cost to the Company of providing core and additional benefits. The value of some benefits included in the 2012 benefits calculation (for example life assurance) have not been included in 2013 taxable benefits information as they are not subject to UK tax. The 2012 number has not been restated from the 2012 report as the differences are not considered significant.
† 2012 pension benefits includes amounts paid as cash supplements, employers contributions into DC schemes and the 2012 increase in transfer value in Michael McLintock's DB pension, as set out in the 2012 directors' remuneration report. In the 2012 report these amounts were shown in two columns: 'Cash supplements for pension purposes' and '2012 employers pension contributions.'
‡ The long-term incentive values shown above are higher than those reported in the 2012 Annual Report. This is because there was significant share price growth between the final three months of 2012 (used to estimate the value of the awards, in line with the regulations) and the price on 15 March 2013 and 2 April 2013, when long-term awards were released. The estimated share price was £8.67 but the actual price on release was £11.54 (15 March 2013) and £10.83 (2 April 2013). Dividend equivalent shares were also added to GPSP and BUPP awards on release.
§ Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes
1 'The Single Figure' for Michael McLintock for 2012 includes the increase in transfer value of his defined benefit pension. This is outlined in the 2012 directors' remuneration report.
2 Barry Stowe's benefits relate primarily to his expatriate status, including costs of £217,567 for housing, £32,104 for children's education, £69,289 for home leave and a £248,894 Executive Director Location Allowance.
3 Mike Wells' bonus figure excludes a contribution of US$15,000 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under employers pension contribution.

Prudential plc Annual Report 2013 113

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 and International Insurers over the past five years. The information in the table below shows the total remuneration for the Group Chief Executive over the period:

Prudential TSR v FTSE100 and International Insurers – total return over five years to December 2013


£450
£400
£350
£300
£250
£200
£150
£100
Dec 2008
Dec 2009
Dec 2010
Dec 2011
Dec 2012
Dec 2013
£434
£201
£187
Prudential
FTSE100
International Insurers

£000	2009	2009	2010	2011	2012	2013
Group Chief Executive	Mark Tucker	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411
Annual bonus payment	841	354	1,570	1,570	2,000	2,056
(As % of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)
Long-term incentive vesting	1,575	–	2,534	2,528	6,160	5,189
(As % of maximum)	(100%)	–	(100%)	(100%)	(100%)	(100%)
Other payments	308	–	–	–	–	–
Group Chief Executive Single Figure of total remuneration	**3,737**	**640**	**5,293**	**5,339**	**9,533**	**8,656**

Note
1 Mark Tucker left the Company on 30 September 2009. Tidjane Thiam became Group Chief Executive on 1 October 2009. The figures shown for Tidjane Thiam's remuneration in 2009 relate only to his service as Group Chief Executive.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2012 and 2013 compares to a wider employee comparator group:

	Salary	Benefits	Bonus
Group Chief Executive	3%	0%	2.8%
All UK employees	4.8%	5.3%	20.3%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in the UK Insurance Operations business, M&G and Group Head Office, and reflects the average change in pay for employees employed in both 2012 and 2013. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year, for example promotions or role changes.

The UK work force has been chosen as the most appropriate comparator group as it reflects the economic environment for the location in which the Group Chief Executive is employed.

Relative importance of spend on pay

The table below sets out the amounts paid in respect of 2012 and 2013 on all employee pay and dividends:

	2012	2013	Percentage change
All employee pay (£m)[1]	1,141	1,562	36.9%
Dividends (£m)	747	859	15.0%

Note
1 All employee pay as taken from note B3.1 to the financial statements. The figure for 2012 includes an adjustment in respect of pension actuarial gains. Underlying employee pay excluding social security and pension costs increased by 13.6 per cent. Further information is set out in the financial statements.

Remuneration report
Annual report on remuneration

114 Prudential plc Annual Report 2013 Remuneration report

Annual report on remuneration continued

Non-executive remuneration in 2013

Chairman's fees

The annual fee paid to the Chairman, Paul Manduca, remained unchanged at £600,000.

Non-executive director fees

An increase of just under 3 per cent was made to the basic non-executive fee with effect from 1 July 2013. Increases were made to the additional fees paid to chairmen of the Remuneration Committee and Risk Committee, and a fee for membership of the Nomination Committee of £10,000 per annum was introduced. These changes reflect the increased time commitment involved in these roles. The revised fees are shown below:

Annual Fees	From 1 July 2012 £	From 1 July 2013 £
Basic fee	87,500	90,000
Additional fees:		
Audit Committee Chairman	70,000	70,000
Audit Committee member	25,000	25,000
Remuneration Committee Chairman	50,000	60,000
Remuneration Committee member	25,000	25,000
Risk Committee Chairman	60,000	65,000
Risk Committee member	25,000	25,000
Nomination Committee member	–	10,000
Senior Independent Director	50,000	50,000

Note

1 If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to non-executives are:

£000s	2013 fees	2012 fees	2013 taxable benefits*	2012 benefits	Total 2013 remuneration: 'The Single Figure'†	Total 2012 remuneration: 'The Single Figure'
Chairman						
Paul Manduca[1]	600	393	129	71	729	464
Non-executive directors						
Keki Dadiseth[2]	40	120	–	–	40	120
Howard Davies	181	171	–	–	181	171
Michael Garrett[3]	75	111	–	–	75	111
Ann Godbehere	189	181	–	–	189	181
Alistair Johnston	114	111	–	–	114	111
Kai Nargolwala	139	136	–	–	139	136
Anthony Nightingale[4]	67	n/a	–	–	67	n/a
Philip Remnant[4]	194	n/a	–	–	194	n/a
Alice Schroeder[4]	64	n/a	–	–	64	n/a
Lord Turnbull	174	161	–	–	174	161
Total	1,837	1,384	129	71	1,966	1,455

* Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements. The value of some benefits included in the 2012 benefits calculation (for example life assurance) have not been included in 2013 taxable benefits information as they are not subject to UK tax. The 2012 number has not been restated from the 2012 report as the differences are not considered significant.

† Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chairman and non-executive directors are not entitled to participate in annual bonus plans or long-term incentive plans.

Notes

1 Paul Manduca was appointed as Chairman on 2 July 2012. The figures for 2012 above include the fees he received as the Senior Independent Director prior to his appointment as Chairman.

2 Keki Dadiseth retired from the Board on 1 May 2013. In 2013, he was paid an allowance of £2,999 in respect of his accommodation expenses in London while on Company business during the period he served as a non-executive director. In 2012 this totalled £8,997. This is included in the fees shown above.

3 Michael Garrett retired from the Board on 31 August 2013.

4 Anthony Nightingale, Philip Remnant and Alice Schroeder did not serve as non-executive directors during 2012.

Prudential plc Annual Report 2013 115

Long-term incentives awarded in 2013

2013 share-based long-term incentive awards

The table below shows the awards made to executive directors in 2013 under share-based long-term incentive plans and the performance conditions attached to these awards:

						Weighting of performance conditions				
							IFRS Profit			
Executive	Role	Face value of award (% of salary)	Face value of award* £s	Percentage of award released for achieving threshold targets†	End of performance period	Group TSR	Group	Asia	US	UK
John Foley	Group Investment Director	250%	1,570,745	25%	31 Dec 15	50%	50%			
Jackie Hunt[1]	Chief Executive, UK & Europe	225%	1,406,282	25%	31 Dec 15	50%				50%
Michael McLintock[2]	Chief Executive, M&G	150%	556,196	25%	31 Dec 15	100%				
Nic Nicandrou	Chief Financial Officer	225%	1,460,023	25%	31 Dec 15	50%	50%			
Barry Stowe	Chief Executive, PCA	225%	1,563,811	25%	31 Dec 15	50%		50%		
Tidjane Thiam	Group Chief Executive	400%	4,119,988	25%	31 Dec 15	50%	50%			
Mike Wells	President & CEO, JNL	460%	3,257,930	25%	31 Dec 15	50%			50%	

* Awards for executive directors are calculated based on the average share price over the three dealing days prior to the awards being granted (22 May 2013).
† The percentage of award released for achieving maximum targets is 100 per cent.

Notes

1 Jackie Hunt's award was granted on 7 October 2013. The number of shares awarded was calculated using the same share price as used for the other executive directors. Jackie Hunt was also made awards to replace long-term incentives forfeited when she left Standard Life. These are outlined under 'Recruitment arrangements'.
2 The awards made under the PLTIP to the Chief Executive, M&G are subject only to the TSR performance condition. The IFRS profit of M&G is a performance condition under the M&G Executive LTIP.
3 Rob Devey also received a long-term incentive award in 2013. Please see the section on 'Payments to past directors' for details of the award and the performance conditions attached to it.

Group TSR performance will be measured on a ranked basis. 25 per cent of the award will vest for TSR at the median of the peer group increasing to full vesting for performance at the upper quartile. The peer group for 2013 awards is:

Aegon	Aflac	AIA	AIG
Allianz	Aviva	AXA	Generali
Legal & General	Manulife	MetLife	Munich Re
Old Mutual	Prudential Financial	Standard Life	Sun Life Financial
Swiss Re	Zurich Insurance Group		

Performance ranges for IFRS operating profit measured on a cumulative basis over three years are set at the start of the performance period. Due to commercial sensitivities these are not published in advance but will be disclosed for Group, when awards vest.

2013 cash long-term incentive awards

In addition to his PLTIP award, Michael McLintock receives an annual award under the M&G Executive LTIP. In 2013 he received the following award:

Executive	Role	Face value of award (% of salary)	Face value of award £s	Percentage of award released for achieving threshold targets	End of performance period
Michael McLintock	Chief Executive, M&G	300%	1,112,400	See note	31 Dec 15

Note

1 The value of the award on vesting will be based on the profitability and investment performance of M&G over the performance period, as described in the Directors' remuneration policy.

Remuneration report
Annual report on remuneration

116 Prudential plc Annual Report 2013 Remuneration report

Annual report on remuneration continued

Statement of directors' shareholdings

The shareholding requirements and share ownership guidelines are outlined below:

	Articles of Association			Share ownership guideline		
	Number of shares	Period to meet the requirement[1]	Where applicable, requirement met?	Number of shares as a percentage of salary/fee	Period to meet the guideline[2]	Where applicable, requirement met?
Group Chief Executive	2,500	1 year	Yes	350%	5 years	Yes
Other executive directors	2,500	1 year	Yes	200%	5 years	Yes
Chairman	2,500	1 year	Yes	100%	5 years	On course
Non-executive directors	2,500	1 year	Yes	100%	3 years	Yes

Notes

1 Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board.

2 The increased guidelines for executive directors were introduced with effect from 1 January 2013. Executive directors have five years from this date (or date of joining if later) to reach the enhanced guideline. The guideline for non-executive directors was introduced on 1 July 2011. Non-executive directors have three years from this date (or date of joining if later) to reach the guideline.

The interests of directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares acquired under the Share Incentive Plan (detailed in the table on page 123), deferred annual incentive awards and interests in shares awarded on appointment (detailed in the 'other share awards' table on page 121). It is only these shares that count towards the share ownership guidelines.

	1 Jan 2013	31 Dec 2013				11 Mar 2014
	Total beneficial interest (number of shares)	Total beneficial interest (number of shares)	Beneficial interest as a percentage of salary/basic fee*	Number of shares subject to performance conditions†	Total interest in shares	Total beneficial interest (number of shares)
Chairman						
Paul Manduca	2,500	42,500	**95%**	–	42,500	42,500
Executive directors						
John Foley	323,235	240,047	**512%**	483,765	723,812	240,047
Jackie Hunt[1]	–	36,360	**78%**	320,430	356,790	36,395
Michael McLintock	682,733	453,820	**1,640%**	142,283	596,103	453,820
Nic Nicandrou	350,858	302,885	**625%**	460,412	763,297	302,921
Barry Stowe[2]	511,231	401,140	**792%**	499,090	900,230	401,140
Tidjane Thiam	923,839	892,684	**1,161%**	1,243,213	2,135,897	892,684
Mike Wells[3]	591,808	405,844	**787%**	1,208,278	1,614,122	405,844
Rob Devey[4]	*275,443*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*
Non-executive directors						
Howard Davies	3,192	8,316	**124%**	–	8,316	8,316
Ann Godbehere	15,914	15,914	**237%**	–	15,914	15,914
Alistair Johnston	5,000	10,000	**149%**	–	10,000	10,000
Kaikhushru Nargolwala	16,000	50,000	**744%**	–	50,000	50,000
Anthony Nightingale[5]	–	15,000	**223%**	–	15,000	15,000
Philip Remnant[6]	–	4,709	**70%**	–	4,709	4,709
Alice Schroeder[7]	–	2,000	**30%**	–	2,000	2,000
Lord Turnbull	16,624	16,624	**248%**	–	16,624	16,624
Keki Dadiseth[8]	*32,196*	*n/a*	*n/a*	–	*n/a*	*n/a*
Michael Garrett[9]	*39,233*	*n/a*	*n/a*	–	*n/a*	*n/a*

* Based on the closing share price on 31 December 2013 (£13.40).

† Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' section of the Supplementary information.

Notes

1 Jackie Hunt was appointed to the Board on 5 September 2013.

2 For the 1 January 2013 figure part of Barry Stowe's beneficial interest in shares is made up of 207,963 ADRs (representing 415,926 ordinary shares) and 95,305 ordinary shares (8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2013 figure the beneficial interest in shares is made up of 200,570 ADRs (representing 401,140 ordinary shares).

3 For the 1 January 2013 figure Mike Wells' beneficial interest in shares is made up of 295,904 ADRs (representing 591,808 ordinary shares). For the 31 December 2013 figure his beneficial interest in shares is made up of 202,922 ADRs (representing 405,844 ordinary shares). In the table above, the figure for shares subject to performance conditions includes the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved.

4 Rob Devey left the Board on 5 September 2013.

5 Anthony Nightingale was appointed to the Board on 1 June 2013.

6 Philip Remnant was appointed to the Board on 1 January 2013.

7 Alice Schroeder was appointed to the Board on 10 June 2013. For the 31 December 2013 figure her beneficial interest in shares is made up of 1,000 ADRs (representing 2,000 ordinary shares).

8 Keki Dadiseth retired from the Board on 1 May 2013.

9 Michael Garrett retired from the Board on 31 August 2013.

Prudential plc Annual Report 2013 117

Outstanding share options

The following table sets out the share options held by the directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors participated in any other option scheme.

				Exercise period		Number of options						
	Date of grant	Exercise price	Market price at 31 December 2013	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
John Foley	25 Apr 08	551	1,340	1 Jun 13	29 Nov 13	2,953	–	2,953	–	–	–	–
John Foley	20 Sep 13	901	1,340	1 Dec 16	31 May 17	–	998	–	–	–	–	998
Tidjane Thiam	16 Sep 11	466	1,340	1 Dec 14	29 May 15	965	–	–	–	–	–	965
Tidjane Thiam	20 Sep 13	901	1,340	1 Dec 16	31 May 17	–	499	–	–	–	–	499
Nic Nicandrou	16 Sep 11	466	1,340	1 Dec 16	31 May 17	3,268	–	–	–	–	–	3,268

Notes
1 A gain of £16,418.68 was made by directors in 2013 on the exercise of SAYE options.
2 No price was paid for the award of any option.
3 The highest and lowest closing share prices during 2013 were 1,340 pence and 901.5 pence respectively.
4 All exercise prices are shown to the nearest pence.

Directors' terms of employment

Executive directors' service contracts

The remuneration policy report contains further details of the terms included in executive director service contracts. Details of the service contracts of each executive director are outlined below:

Executive director	Date of contract	Notice period to the Company	Notice period from the Company
Rob Devey[1]	1 July 2009	12 months	12 months
John Foley	8 December 2010	12 months	12 months
Jackie Hunt	25 April 2013	12 months	12 months
Michael McLintock	21 November 2001	6 months	12 months
Nic Nicandrou	26 April 2009	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months
Mike Wells[2]	15 October 2010	12 months	12 months

Notes
1 Rob Devey left the Company on 31 October 2013.
2 The contract for Mike Wells is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions, unless the Company or the director gives at least 90 days' notice prior to the end of the relevant term.

Chairman's letter of appointment

Paul Manduca was appointed as a non-executive director on 15 October 2010 and became Senior Independent Director on 1 January 2011. On 2 July 2012 he was appointed Chairman. A contractual notice period of 12 months by either party applies.

Non-executive directors' letters of appointment

The remuneration policy report contains further details on non-executive directors' letters of appointment. Details of their individual appointments are outlined below:

Non-executive director	Appointment by the Board	Initial election by shareholders at AGM	Notice period	Expiration of current term of appointment
Keki Dadiseth[1]	1 April 2005	AGM 2005	6 months	n/a
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2014
Michael Garrett[2]	1 September 2004	AGM 2005	6 months	n/a
Ann Godbehere	2 August 2007	AGM 2008	6 months	AGM 2014
Alistair Johnston	1 January 2012	AGM 2012	6 months	AGM 2015
Kaikhushru Nargolwala	1 January 2012	AGM 2012	6 months	AGM 2015
Anthony Nightingale[3]	1 June 2013	AGM 2014	6 months	AGM 2014
Philip Remnant	1 January 2013	AGM 2013	6 months	AGM 2016
Alice Schroeder[3]	10 June 2013	AGM 2014	6 months	AGM 2014
Lord Turnbull	18 May 2006	AGM 2006	6 months	AGM 2015

Notes
1 Keki Dadiseth retired from the Board on 1 May 2013.
2 Michael Garrett retired from the Board on 31 August 2013.
3 For Anthony Nightingale and Alice Schroeder the table assumes initial election by shareholders at the 2014 AGM.

Remuneration report
Annual report on remuneration

118 Prudential plc Annual Report 2013 **Remuneration report**

Annual report on remuneration continued

External appointments

Subject to the Group Chief Executive's or the Chairman's approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Any fees paid may be retained by the executive director. During 2013, Michael McLintock received £65,000 as a trustee and non-executive director of another organisation. Jackie Hunt received £45,000 as a non-executive director for another organisation. Other directors served on the boards of educational, development, charitable and cultural organisations without receiving a fee for such services.

Recruitment arrangements

Jackie Hunt

On 26 April 2013, it was announced that Jackie Hunt would join Prudential as Chief Executive for UK & Europe. The Remuneration Committee determined that long-term awards forfeited by Ms Hunt as a consequence of joining Prudential would be replaced on a like-for-like basis, and are subject to Prudential performance criteria.

Ms Hunt was compensated for the loss of her outstanding Standard Life long-term incentive awards with equivalent awards under the Prudential Long Term Incentive Plan as outlined below:

Standard Life award being replaced	Face value of award* £s	Performance condition attached to award†	Percentage of award released for achieving threshold targets‡	End of performance period
2011 Group LTIP	1,185,536	Relative TSR	25%	31 Dec 2013
2012 Group LTIP	1,060,994	Relative TSR	25%	31 Dec 2014

* The face value of awards was calculated using Standard Life's three days average share price on the date Jackie Hunt joined the Company (September 2013) of £3.389.
† The performance conditions attached to the awards are the same TSR conditions as other GPSP and UK BUPP awards made in the relevant year.
‡ The percentage of award released for achieving maximum targets is 100 per cent.

Ms Hunt was not compensated for forfeiting her 2013 Standard Life Group LTIP. Instead, a 2013 long-term incentive award was granted to her. Full details of this award are set out in the 'Long-term incentives awarded in 2013' section of this report.

Ms Hunt forfeited Standard Life deferred bonus awards with a value of £801,210. The Company arranged for these to be replaced with Prudential shares on a like-for-like basis. A cash payment was made to Ms Hunt in respect of these awards, the net value of which was used to purchase 36,337 shares which will be held in a nominee arrangement on her behalf and released to her in March 2014 and March 2015 (in line with the release dates of the original Standard Life awards).

In order for Ms Hunt to take up the position with Prudential she was required to relocate. To facilitate this, the Committee approved the reimbursement of reasonable removal charges for the transport of household items and of legal fees for the sale and purchase of properties. A one-off payment of £188,679 was made to cover additional expenses, such as stamp duty and estate agent fees.

Payments to past directors

Rob Devey

On 26 April 2013 it was announced that Rob Devey would leave Prudential at the end of October 2013. In line with his contractual entitlements, Mr Devey will receive a payment in lieu of salary and pension allowance for the period 1 November 2013 to 25 April 2014. This is paid in instalments and is subject to mitigation. The total amount paid will be £378,000. Medical and life assurance cover will be provided until 25 April 2014. The amounts paid in 2013 are included in the table of 2013 total remuneration on page 112.

In 2013 Rob Devey was granted an award under the Prudential Long Term Incentive Plan as follows. At vesting, the award will be pro-rated for time employed. It remains subject to the original vesting schedule and to potential future reduction depending on the achievement of performance conditions:

Executive	Face value of award (% of salary)	Face value of award* £s	Percentage of award released for achieving threshold targets†	End of performance period
Rob Devey	225%	1,390,497	25%	31 Dec 15

* The Award is calculated based on the average share price over the three dealing days prior to the award being granted (22 May 2013).
† The percentage of award released for achieving maximum targets is 100 per cent (which will then be pro-rated for time employed). 50 per cent of the award will vest subject to relative TSR and 50 per cent subject to the achievement of UK IFRS profit targets. Further details of the performance conditions are outlined in the 'Long-term incentives awarded in 2013' section.

Prudential plc Annual Report 2013 119

The Remuneration Committee used their discretion to determine that outstanding variable awards of pay would be treated in the following ways:

- A 2013 bonus pro-rated for the amount of time Mr Devey was employed by Prudential during the 2013 financial year (to 31 October 2013). A 2013 bonus of £637,776 was awarded;
- 60 per cent of this award was paid in cash and 40 per cent was deferred into Prudential shares and will be released in 2016;
- Outstanding long-term incentive awards were prorated based on the time Mr Devey was employed by Prudential as a proportion of the relevant performance periods. Awards will continue to be subject to the original performance conditions and released on the original timescales.

As set out in the section on 'Remuneration in respect of performance in 2013', the performance conditions attached to Rob Devey's 2011 GPSP and UK BUPP awards were met in full and 100 per cent of the proportion of these awards that were outstanding (34 months out of 36) will be released in 2014.

Clark Manning

Clark Manning stepped down from his role as President and Chief Executive of Jackson and as an executive director on 31 December 2010. Clark Manning remained Chairman of Jackson until 30 April 2011 and acted in an advisory role until 31 December 2011. The 2010 directors' remuneration report provided full details of the remuneration arrangements that would apply to Clark Manning after his resignation. These arrangements were implemented as intended by the Committee.

The performance conditions attached to the 2010 GPSP and BUPP awards were met in full and awards to Clark Manning were released during 2013 on a pro-rata basis, as disclosed in last year's report. There are no further outstanding awards.

Other directors

A number of former directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments, or benefits provided to a past director under this amount will not be reported.

Statement of voting at general meeting

At the 2013 Annual General Meeting, shareholders were asked to vote on the 2012 directors' remuneration report, the adoption of the Prudential Long Term Incentive Plan and the adoption of the rules of the Prudential 2013 Savings-Related Share Option Scheme ('Prudential SAYE'). Each of these resolutions received a significant vote in favour by shareholders; the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
The Directors' remuneration report	1,680,696,983	88.40%	220,534,791	11.60%	1,901,231,774	36,594,496
Prudential SAYE	1,870,467,975	96.63%	65,332,272	3.37%	1,935,800,247	2,036,940
Prudential Long Term Incentive Plan	1,649,705,967	87.11%	244,056,797	12.89%	1,893,762,764	44,065,902

Statement of implementation in 2014

Executive directors' salaries were reviewed in 2013 with changes effective from 1 January 2014. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2013 and the expected increases in 2014. The Committee also took account of the performance and experience of each executive, and the relative size of each directors' role, as well as the performance of the Group. The external markets used to provide context to Committee were those used for 2013 salaries, with for the Chief Executive, M&G, an additional benchmark of Asset Management within International Insurance Companies.

- The 2014 salary increase for the Chief Financial Officer was 5 per cent, all other executive directors received a 3 per cent increase. These uplifts are in line with 2014 salary increase budgets for other employees across our business units (3 per cent to 6 per cent). 2014 salaries are set out in the 'Our executive remuneration at a glance' section.
- No changes will be made to executive directors' maximum opportunities under the annual bonus and long-term incentive awards other than for the Chief Financial Officer. The Chief Financial Officer's 2014 long-term incentive award increased to 250 per cent of salary.
- The Chief Financial Officer's total remuneration opportunity for 2014 has increased by 10 per cent. This reflects the increasing complexity and responsibilities of the role, together with the incumbent's considerable performance and contribution to the Group. In making this adjustment the Remuneration Committee were mindful of ensuring that the majority of this be provided through long-term incentive awards, so that the full value is only realised over the long term and subject to the achievement of stretching performance conditions. Major shareholders were consulted on this change prior to implementation.
- The performance measures attached to 2014 bonuses and long-term incentive awards remain unchanged from those set out in the 'Remuneration in respect of 2013' section of this report.

Remuneration report
Annual report on remuneration

120 Prudential plc Annual Report 2013 Remuneration report

Remuneration report

Supplementary information

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2013 (Number of shares)	Conditional awards in 2013 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares (Number of shares released)[2]	Rights exercised in 2013	Rights lapsed in 2013	Conditional share awards outstanding at 31 December 2013 (Number of shares)	Date of end of performance period
John Foley	GPSP	2011	152,484		733.5				152,484	31 Dec 13
	GPSP	2012	199,433		678				199,433	31 Dec 14
	PLTIP	2013		131,848	1,203				131,848	31 Dec 15
			351,917	131,848					483,765	
Jackie Hunt	PLTIP	2013		106,805	1,176				106,805	31 Dec 13
	PLTIP	2013		95,585	1,176				95,585	31 Dec 14
	GPSP	2013		118,040	1,176				118,040	31 Dec 15
				320,430					320,430	
Michael McLintock	GPSP	2010	66,238		568.5	7,490	66,238		–	31 Dec 12
	GPSP	2011	48,517		733.5				48,517	31 Dec 13
	GPSP	2012	47,079		678				47,079	31 Dec 14
	PLTIP	2013		46,687	1,203				46,687	31 Dec 15
			161,834	46,687		7,490	66,238		142,283	
Nic Nicandrou	GPSP	2010	208,179		568.5	23,548	208,179		–	31 Dec 12
	GPSP	2011	152,484		733.5				152,484	31 Dec 13
	GPSP	2012	185,374		678				185,374	31 Dec 14
	PLTIP	2013		122,554	1,203				122,554	31 Dec 15
			546,037	122,554		23,548	208,179		460,412	
Barry Stowe[1]	GPSP	2010	129,076		568.5	14,522	129,076		–	31 Dec 12
	BUPP	2010	129,076		568.5	13,824	122,880	6,196	–	31 Dec 12
	GPSP	2011	88,270		733.5				88,270	31 Dec 13
	BUPP	2011	88,270		733.5				88,270	31 Dec 13
	GPSP	2012	95,642		678				95,642	31 Dec 14
	BUPP	2012	95,642		678				95,642	31 Dec 14
	PLTIP	2013		131,266	1,203				131,266	31 Dec 15
			625,976	131,266		28,346	251,956	6,196	499,090	
Tidjane Thiam	GPSP	2010	510,986		568.5	57,806	510,986		–	31 Dec 12
	GPSP	2011	374,279		733.5				374,279	31 Dec 13
	GPSP	2012	523,103		678				523,103	31 Dec 14
	PLTIP	2013		345,831	1,203				345,831	31 Dec 15
			1,408,368	345,831		57,806	510,986		1,243,213	
Mike Wells[1,3]	JNL PSP	2009	218,100		455.5		218,100		–	31 Dec 12
	JNL PSP	2010	141,000		568.5				141,000	31 Dec 13
	GPSP	2011	197,648		733.5				197,648	31 Dec 13
	BUPP	2011	197,648		733.5				197,648	31 Dec 13
	GPSP	2012	199,256		678				199,256	31 Dec 14
	BUPP	2012	199,256		678				199,256	31 Dec 14
	PLTIP	2013		273,470	1,203				273,470	31 Dec 15
			1,152,908	273,470			218,100		1,208,278	

Notes

1 The awards for Barry Stowe and Mike Wells were made in ADRs. The figures in the table are represented in terms of ordinary shares (1 ADR = 2 shares).

2 In 2010 a scrip dividend equivalent and in 2011, 2012 and 2013 a DRIP dividend equivalent were accumulated on these awards.

3 The table above reflects the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved.

Prudential plc Annual Report 2013 121

Business-specific cash-based long-term incentive plans

Details of all outstanding awards under cash-based long-term incentive plans are set out in the table below. The performance period for all M&G Executive LTIP awards is three years while the performance period for all JNL LTIP awards is four years:

	Year of initial award	Face value of conditional share awards outstanding at 1 January 2013 £000	Conditionally awarded in 2013 £000	Payments made in 2013 £000	Face value of conditional share awards outstanding at 31 December 2013 £000	Date of end of performance period
Michael McLintock						
M&G Executive LTIP	2010	987		2,616	–	31 Dec 12
M&G Executive LTIP	2011	1,318			1,318	31 Dec 13
M&G Executive LTIP	2012	953			953	31 Dec 14
M&G Executive LTIP	2013		1,112		1,112	31 Dec 15
Total cash payments made in 2013				2,616		
Mike Wells						
JNL LTIP	2009	894		1,118	–	31 Dec 12
JNL LTIP	2010	906			906	31 Dec 13
Total cash payments made in 2013				1,118		

Note

Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G's profit growth and investment performance over the performance period. For the 2010 award of 987,179 units, the unit price at the end of the performance period was £2.65, which resulted in a payment of £2,616,024 to Michael McLintock during 2013. For the 2011 award of 1,318,148 units, the unit price at the end of the performance period was £2.30. This will result in payment of £3,031,740 to Michael McLintock in 2014.

See page 111 for a description of the JNL LTIP. Performance over the period from 2009 to 2012 resulted in a payment of £1,117,509 to Mike Wells during 2013. Performance over the period from 2010 to 2013 will result in a payment of £633,946 being paid to Mike Wells in 2014. The awards above were made before Mike Wells became an executive director and it is anticipated that no further awards will be made to him under this plan.

The sterling face value of Mike Wells' JNL LTIP awards have been calculated using the average exchange rate for the year in which the grant was made. The dollar face value of conditional share awards outstanding on 1 January 2013 and 31 December 2013 was US$2,800,000 and US$1,400,000 respectively.

Other share awards

The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2012 annual incentives, made in 2013, the average share price was 1,124.17 pence.

	Year of grant	Conditional share awards outstanding at 1 January 2013 (Number of shares)	Conditionally awarded in 2013 (Number of shares)	Dividends accumulated in 2013 (Number of shares)	Shares released in 2013 (Number of shares)	Conditional share awards outstanding at 31 December 2013 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
John Foley										
Deferred 2011 annual incentive award	2012	46,057		1,189		47,246	31 Dec 14		750	
Deferred 2012 annual incentive award	2013		34,727	896		35,623	31 Dec 15		1,055	
		46,057	34,727	2,085		82,869				
Michael McLintock										
Deferred 2009 annual incentive award	2010	77,493			77,493	–	31 Dec 12	02 Apr 13	552.5	1,083
Deferred 2010 annual incentive award	2011	80,753		2,085		82,838	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012	37,284		962		38,246	31 Dec 14		750	
Deferred 2012 annual incentive award	2013		35,905	926		36,831	31 Dec 15		1,055	
		195,530	35,905	3,973	77,493	157,915				

Remuneration report
Supplementary information

122 Prudential plc Annual Report 2013 Remuneration report

Supplementary information continued

	Year of grant	Conditional share awards outstanding at 1 January 2013 (Number of shares)	Conditionally awarded in 2013 (Number of shares)	Dividends accumulated in 2013 (Number of shares)[2]	Shares released in 2013 (Number of shares)	Conditional share awards outstanding at 31 December 2013 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Nic Nicandrou										
Deferred 2009 annual incentive award	2010	27,276			27,276	–	31 Dec 12	02 Apr 13	552.5	1,083
Deferred 2010 annual incentive award	2011	49,862		1,287		51,149	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012	45,060		1,163		46,223	31 Dec 14		750	
Deferred 2012 annual incentive award	2013		38,836	1,003		39,839	31 Dec 15		1,055	
		122,198	38,836	3,453	27,276	137,211				
Barry Stowe[1]										
Deferred 2009 annual incentive award	2010	40,474			40,474	–	31 Dec 12	02 Apr 13	552.5	1,083
Deferred 2010 annual incentive award	2011	58,314		1,522		59,836	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012	52,446		1,368		53,814	31 Dec 14		750	
Deferred 2012 annual incentive award	2013		37,726	984		38,710	31 Dec 15		1,055	
		151,234	37,726	3,874	40,474	152,360				
Tidjane Thiam										
Deferred 2009 annual incentive award	2010	65,482			65,482	–	31 Dec 12	02 Apr 13	552.5	1,083
Deferred 2010 annual incentive award	2011	229,515		5,929		235,444	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012	104,719		2,705		107,424	31 Dec 14		750	
Deferred 2012 annual incentive award	2013		88,954	2,297		91,251	31 Dec 15		1,055	
		399,716	88,954	10,931	65,482	434,119				
Mike Wells[1]										
2009 after tax deferral program award[3]	2010	32,250			32,250	–	15 Mar 13	15 Mar 13	520	1,154
Deferred 2010 Group deferred bonus plan award	2011	94,080		2,456		96,536	31 Dec 13		721.5	
Deferred 2011 annual incentive award	2012	96,336		2,514		98,850	31 Dec 14		750	
Deferred 2012 annual incentive award	2013		80,364	2,096		82,460	31 Dec 15		1,055	
		222,666	80,364	7,066	32,250	277,846				

Notes

1 The Deferred Share Awards for Barry Stowe and Mike Wells were made in ADRs. The figures in the table are represented in terms of ordinary shares (1 ADR = 2 shares).

2 In 2010 a scrip dividend equivalent and in 2011, 2012 and 2013 a DRIP dividend equivalent were accumulated on these awards.

3 This award attracts dividends in the form of cash rather than shares.

Prudential plc Annual Report 2013 123

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive directors are invited to participate in these plans on the same basis as other staff in their location. No directors or other employees are provided with loans to enable them to buy shares.

Save As You Earn (SAYE) schemes

UK based executive directors are eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme and Barry Stowe is invited to participate in the similar International Share Ownership Scheme. These schemes allow all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

In 2013, participants could elect to enter into savings contracts of up to £250 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest, if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

Details of executive directors' rights under the SAYE scheme are set out in the 'Statement of directors' shareholdings'.

Share Incentive Plan (SIP)

UK-based executive directors are also eligible to participate in the Company's HMRC approved Share Incentive Plan (SIP). In 2013, all UK based employees were able to purchase Prudential plc shares up to a value of £125 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with Matching Shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	SIP awards held in trust at 1 Jan 2013 (Number of shares)	Partnership shares accumulated in 2013 (Number of shares)	Matching shares accumulated in 2013 (Number of shares)	Dividend shares accumulated in 2013 (Number of shares)	SIP awards held in trust at 31 Dec 2013 (Number of shares)
Nic Nicandrou	2010	869	136	34	25	1,064
Jackie Hunt	2013	–	19	4	–	23

Dilution

Releases from the Prudential Long Term Incentive Plan, GPSP and BUPP are satisfied using new issue shares, rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2013 was 0.2 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

Five highest paid individuals

Of the five individuals with the highest emoluments in 2013, three were directors whose emoluments are disclosed in this report.

The aggregate of the emoluments of the other two individuals for 2013 were as follows:

	2013 £000
Base salaries, allowances and benefits in kind	335
Pension contributions	70
Performance-related pay	24,601
Total	**25,006**

Their emoluments were within the following bands:

	Number of five highest paid employees 2013
£7,500,001 – £7,600,000	1
£17,400,001 – £17,500,000	1

Signed on behalf of the Board of directors

Lord Turnbull
Chairman of the Remuneration Committee
11 March 2014

Paul Manduca
Chairman
11 March 2014

Remuneration report
Supplementary information

124 Prudential plc Annual Report 2013 Financial statements

Prudential plc Annual Report 2013 125

Section 5

Financial statements

126 Index to Group IFRS financial statements 281 Balance sheet of the parent company

282 Notes on the parent company financial statements 290 Statement of directors’ responsibilities in respect of the annual report and the financial statements 291 Independent auditor’s report to the members of Prudential plc only

Financial statements

5

126 Prudential plc Annual Report 2013 Financial statements

Index to Group IFRS financial statements

Primary statements

127 Consolidated income statement

128 Consolidated statement of comprehensive income 129 Consolidated statement of changes in equity: 2013 130 2012 131 Consolidated statement of financial position 133 Consolidated statement of cash flows

Notes to Primary statements

Section A: Background and accounting policies 134 A1 Background and basis of preparation 135 A2 Adoption of new and amended accounting standards in 2013 A3 Accounting policies 136 A3.1 Accounting policies and use of estimates and judgements 148 A3.2 New accounting pronouncements not yet effective

Section B: Earnings performance

B1 Analysis of performance by segment

149 B1.1 Segment results – profit before tax 150 B1.2 Short-term fluctuations in investment returns on shareholder-backed business 152 B1.3 Determining operating segments and performance measure of operating segments 155 B1.4 Segmental income statement 157 B1.5 Revenue 158 B2 Profit before tax – asset management operations 159 B3 Acquisition costs and other expenditure 160 B3.1 Staff and employment costs 161 B3.2 Share-based payments 163 B3.3 Key management remuneration 163 B3.4 Fees payable to the auditor 164 B4 Effect of changes and other accounting features on insurance assets and liabilities 165 B5 Tax charge 169 B6 Earnings per share 170 B7 Dividends

Section C: Balance sheet notes

C1 Analysis of Group position by segment and business type 171 C1.1 Group statement of financial position – analysis by segment 176 C1.2 Group statement of financial position – analysis by business type C2 Analysis of segment position by business type 178 C2.1 Asia insurance operations 179 C2.2 US insurance operations 181 C2.3 UK insurance operations 183 C2.4 Asset management operations C3 Assets and liabilities – Classification and Measurement 184 C3.1 Group assets and liabilities – Classification 188 C3.2 Group assets and liabilities – Measurement 195 C3.3 Debt securities 204 C3.4 Loans portfolio C3.5 Financial instruments – additional information 206 C3.5(a) Market risk 208 C3.5(b) Derivatives and hedging 209 C3.5(c) Derecognition, collateral and offsetting 211 C3.5(d) Impairment of financial assets C4 Policyholder liabilities and unallocated surplus of with-profits funds C4.1 Movement and duration of liabilities 212 C4.1(a) Group overview 215 C4.1(b) Asia insurance operations 217 C4.1(c) US insurance operations 218 C4.1(d) UK insurance operations

C4.2 Products and determining contract liabilities 220 C4.2(a) Asia 221 C4.2(b) US

224 C4.2(c) UK C5 Intangible assets

C5.1 Intangible assets attributable to shareholders 230 C5.1(a) Goodwill attributable to shareholders

231 C5.1(b) Deferred acquisition costs and other intangible assets attributable to shareholders 234 C5.2 Intangible assets attributable to with-profits funds C6 Borrowings 235 C6.1 Core structural borrowings of shareholder-financed operations 236 C6.2 Other borrowings 236 C6.3 Maturity analysis C7 Risks and sensitivity analysis 237 C7.1 Group overview 239 C7.2 Asia insurance operations 241 C7.3 US insurance operations 246 C7.4 UK insurance operations 248 C7.5 Asset management and other operations C8 Tax assets and liabilities 249 C8.1 Deferred tax 250 C8.2 Current tax asset and liability 250 C9 Defined benefit pension schemes 257 C10 Share capital, share premium and own shares C11 Capital position statement 259 C11.1 Life assurance business 264 C11.2 Asset management operations – regulatory and other surplus 265 C12 Provisions 266 C13 Property, plant and equipment 267 C14 Investment properties

Section D: Other notes

268 D1 Business acquisitions and disposals

270 D2 Domestication of the Hong Kong branch business 270 D3 Contingencies and related obligations 272 D4 Post balance sheet events 272 D5 Additional information on the effect of adoption of new and amended accounting standards 278 D6 Subsidiary undertakings 279 D7 Investments in joint ventures and associates 279 D8 Related party transactions 280 D9 Commitments

Prudential plc Annual Report 2013 127

Consolidated income statement

Year ended 31 December	Note	2013 £m	2012* £m
Gross premiums earned		30,502	29,113
Outward reinsurance premiums		(658)	(491)
Earned premiums, net of reinsurance	B1.5	29,844	28,622
Investment return	B1.5	20,347	23,931
Other income	B1.5	2,184	1,885
Total revenue, net of reinsurance	B1.4	52,375	54,438
Benefits and claims		(42,227)	(44,116)
Outward reinsurers' share of benefit and claims		622	259
Movement in unallocated surplus of with-profits funds		(1,549)	(1,287)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(43,154)	(45,144)
Acquisition costs and other expenditure	B3	(6,861)	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(305)	(280)
Remeasurement of carrying value of Japan life business classified as held for sale	D1	(120)	–
Total charges, net of reinsurance	B1.4	(50,440)	(51,456)
Share of profits from joint ventures and associates, net of related tax	A2,D6	147	135
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*†		2,082	3,117
Less tax charge attributable to policyholders' returns		(447)	(370)
Profit before tax attributable to shareholders	B1.1	1,635	2,747
Total tax charge attributable to policyholders and shareholders	B5	(736)	(954)
Adjustment to remove tax charge attributable to policyholders' returns		447	370
Tax charge attributable to shareholders' returns	B5	(289)	(584)
Profit for the year attributable to equity holders of the Company		1,346	2,163

Earnings per share (in pence)		2013	2012*
Based on profit attributable to the equity holders of the Company:	B6		
Basic		52.8p	85.1p
Diluted		52.7p	85.0p

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

† This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Financial statements
Primary statements

128 Prudential plc Annual Report 2013 Financial statements Primary statements

Consolidated statement of comprehensive income

Year ended 31 December Note 2013 Łm 2012* Łm

Profit for the year 1,346 2,163

Other comprehensive (loss) income:

Items that may be reclassified subsequently to profit or loss

Exchange movements on foreign operations and net investment hedges:

Exchange movements arising during the year A1 (255) (214) Related tax – (2)

(255) (216)

Net unrealised valuation movements on securities of US insurance operations classi?ed as available-for-sale:

Net unrealised holding (losses) gains arising during the year (2,025) 930 Net gains included in the income statement on disposal and impairment (64) (68) Total C3.3 (2,089) 862 Related change in amortisation of deferred acquisition costs C5.1(b) 498 (270) Related tax 557 (205)

(1,034) 387 Total (1,289) 171

Items that will not be reclassified to profit or loss

Shareholders’ share of actuarial and other gains and losses on de?ned bene?t pension schemes:

Gross (62) 45 Related tax 14 (11)

(48)	34

Other comprehensive (loss) income for the year, net of related tax (1,337) 205

Total comprehensive income for the year 9 2,368

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013, as described in note A2. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Prudential plc Annual Report 2013 129

Consolidated statement of changes in equity

		2013 £m							
Year ended 31 December	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available-for-sale securities reserves	Shareholders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	1,346	–	–	1,346	–	1,346
Other comprehensive loss:									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	(255)	–	(255)	–	(255)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	(1,034)	(1,034)	–	(1,034)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		–	–	(48)	–	–	(48)	–	(48)
Total other comprehensive loss		–	–	(48)	(255)	(1,034)	(1,337)	–	(1,337)
Total comprehensive income for the year		–	–	1,298	(255)	(1,034)	9	–	9
Dividends	B7	–	–	(781)	–	–	(781)	–	(781)
Reserve movements in respect of share-based payments		–	–	98	–	–	98	–	98
Change in non-controlling interests		–	–	–	–	–	–	(4)	(4)
Share capital and share premium									
New share capital subscribed	C10	–	6	–	–	–	6	–	6
Treasury shares									
Movement in own shares in respect of share-based payment plans		–	–	(10)	–	–	(10)	–	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(31)	–	–	(31)	–	(31)
Net increase (decrease) in equity		–	6	574	(255)	(1,034)	(709)	(4)	(713)
At beginning of year		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of year		128	1,895	7,425	(189)	391	9,650	1	9,651

Financial statements
Primary statements

130 Prudential plc Annual Report 2013 Financial statements Primary statements

Consolidated statement of changes in equity continued

Year ended 31 December	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available-for-sale securities reserves	Shareholders' equity	Non-controlling interests	Total equity
		2012* £m							
Reserves									
Profit for the year		–	–	2,163	–	–	2,163	–	2,163
Other comprehensive income (loss):									
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	(216)	–	(216)	–	(216)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	387	387	–	387
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		–	–	34	–	–	34	–	34
Total other comprehensive income (loss)		–	–	34	(216)	387	205	–	205
Total comprehensive income for the year		–	–	2,197	(216)	387	2,368	–	2,368
Dividends	B7	–	–	(655)	–	–	(655)	–	(655)
Reserve movements in respect of share-based payments		–	–	42	–	–	42	–	42
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		–	–	–	–	–	–	(38)	(38)
Share capital and share premium									
New share capital subscribed	C10	1	16	–	–	–	17	–	17
Treasury shares									
Movement in own shares in respect of share-based payment plans		–	–	(13)	–	–	(13)	–	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	36	–	–	36	–	36
Net increase (decrease) in equity		1	16	1,607	(216)	387	1,795	(38)	1,757
At beginning of year		127	1,873	5,244	282	1,038	8,564	43	8,607
At end of year		128	1,889	6,851	66	1,425	10,359	5	10,364

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013, as described in note A2. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Prudential plc Annual Report 2013 131

Consolidated statement of financial position
Assets

31 December	Note	2013 £m	2012* £m	2011*‡ £m
Intangible assets attributable to shareholders:				
Goodwill	C5.1(a)	1,461	1,469	1,465
Deferred acquisition costs and other intangible assets	C5.1(b)	5,295	4,177	4,143
Total		6,756	5,646	5,608
Intangible assets attributable to with-profits funds:				
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	177	178	178
Deferred acquisition costs and other intangible assets	C5.2(b)	72	78	89
Total		249	256	267
Total intangible assets		7,005	5,902	5,875
Other non-investment and non-cash assets:				
Property, plant and equipment	C13	920	754	737
Reinsurers' share of insurance contract liabilities	C4.1(a)iv	6,838	6,854	1,643
Deferred tax assets	C8.1	2,412	2,306	2,261
Current tax recoverable	C8.2	244	248	541
Accrued investment income	C11	2,609	2,771	2,694
Other debtors	C11	1,746	1,325	966
Total		14,769	14,258	8,842
Investments of long-term business and other operations:				
Investment properties	C14	11,477	10,554	10,470
Investment in joint ventures and associates accounted for using the equity method	D7	809	635	516
Financial investments†:				
Loans	C3.4	12,566	12,743	10,381
Equity securities and portfolio holdings in unit trusts		120,222	98,626	85,963
Debt securities	C3.3	132,905	138,907	123,647
Other investments		6,265	7,547	7,240
Deposits		12,213	12,248	10,340
Total		296,457	281,260	248,557
Assets held for sale§	D1(c)	916	98	3
Cash and cash equivalents		6,785	6,126	6,741
Total assets	C1,C3.1	**325,932**	307,644	270,018

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013, as described in note A2. Accordingly, the 2012 and 2011 comparative balance sheets and the 2012 related notes have been adjusted retrospectively from those previously published.
† Included within financial investments are £3,791 million (2012: £3,015 million) of lent securities.
‡ The 2011 balance sheet has been presented to comply with the IAS 1 requirement that applies on adoption of new accounting standards.
§ The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 31 December 2013, the business was classified as held for sale.

Financial statements
Primary statements

132 Prudential plc Annual Report 2013 **Financial statements Primary statements**

Consolidated statement of financial position
Equity and liabilities

31 December	Note	2013 £m	2012* £m	2011*‡ £m
Equity				
Shareholders' equity		9,650	10,359	8,564
Non-controlling interests		1	5	43
Total equity		9,651	10,364	8,607
Liabilities				
Policyholder liabilities and unallocated surplus of with-profits funds:				
Insurance contract liabilities		218,185	205,484	177,611
Investment contract liabilities with discretionary participation features		35,592	33,812	29,745
Investment contract liabilities without discretionary participation features		20,176	18,378	16,967
Unallocated surplus of with-profits funds		12,061	10,589	9,215
Total	C4.1(a)	286,014	268,263	233,538
Core structural borrowings of shareholder-financed operations:				
Subordinated debt		3,662	2,577	2,652
Other		974	977	959
Total	C6.1	4,636	3,554	3,611
Other borrowings:				
Operational borrowings attributable to shareholder-financed operations	C6.2	2,152	2,245	3,329
Borrowings attributable to with-profits operations	C6.2	895	968	925
Other non-insurance liabilities:				
Obligations under funding, securities lending and sale and repurchase agreements		2,074	2,381	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,278	5,145	4,124
Deferred tax liabilities	C8.1	3,778	3,964	3,926
Current tax liabilities	C8.2	395	443	928
Accruals and deferred income		824	751	654
Other creditors		3,307	2,701	2,473
Provisions	C12	635	591	518
Derivative liabilities	C3.5(b)	1,689	2,832	3,046
Other liabilities		3,736	3,442	1,225
Total		21,716	22,250	20,008
Liabilities held for sale†	D1(c)	868	–	–
Total liabilities	C1,C3.1	316,281	297,280	261,411
Total equity and liabilities		325,932	307,644	270,018

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 and 2011 comparative balance sheets and the 2012 related notes have been adjusted retrospectively from those previously published.
† The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 31 December 2013, the business was classified as held for sale.
‡ As a result of the adoption of the new accounting standards described above, the 2011 balance sheet has been presented in accordance with IAS 1.

The consolidated financial statements on pages 127 to 280 were approved by the Board of directors on 11 March 2014. They were signed on its behalf:

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Prudential plc Annual Report 2013 133

Consolidated statement of cash flows

Year ended 31 December	Note	2013 £m	2012* £m
Cash flows from operating activities			
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]		2,082	3,117
Non-cash movements in operating assets and liabilities reflected in profit before tax:			
Investments		(23,487)	(26,993)
Other non-investment and non-cash assets		(1,146)	(774)
Policyholder liabilities (including unallocated surplus)		21,951	26,362
Other liabilities (including operational borrowings)		1,907	(511)
Interest income and expense and dividend income included in result before tax		(8,345)	(7,772)
Other non-cash items[note (ii)]		81	188
Operating cash items:			
Interest receipts		6,961	6,483
Dividend receipts		1,738	1,530
Tax paid	B5	(418)	(925)
Net cash flows from operating activities		1,324	705
Cash flows from investing activities			
Purchases of property, plant and equipment	C13	(221)	(139)
Proceeds from disposal of property, plant and equipment		42	14
Acquisition of subsidiaries and distribution rights, net of cash balance[note (iii)]	D1	(405)	(224)
Change to Group's holdings, net of cash balance[note (iii)]		–	23
Net cash flows from investing activities		(584)	(326)
Cash flows from financing activities			
Structural borrowings of the Group:			
Shareholder-financed operations:[note (iv)]	C6.1		
Issue of subordinated debt, net of costs		1,124	–
Bank loan		–	25
Interest paid		(291)	(270)
With-profits operations:[note (v)]	C6.2		
Interest paid		(9)	(9)
Equity capital:			
Issues of ordinary share capital		6	17
Dividends paid		(781)	(655)
Net cash flows from financing activities		49	(892)
Net increase (decrease) in cash and cash equivalents		789	(513)
Cash and cash equivalents at beginning of year		6,126	6,741
Effect of exchange rate changes on cash and cash equivalents		(130)	(102)
Cash and cash equivalents at end of year		6,785	6,126

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013, as described in note A2. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Notes

(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii) Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.

(iii) The acquisition of Thanachart Life and the related distribution agreements in 2013 resulted in a net cash outflow of £396 million. The acquisition of REALIC in 2012, resulted in a net cash outflow of £224 million and a further cash payment of £9 million in 2013. See note D1 for further details.

The net cash inflow of £23 million for change in Group's holdings in 2012 was in respect of the dilution of M&G's holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate.

(iv) Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(v) Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

Financial statements
Primary statements

134 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

A: Background and accounting policies

A1: Background and basis of preparation

Background

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in Asia, the US and the UK. Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

In Asia, the Group has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. The life insurance products offered by the Group's operations in Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. In Asia, unit-linked policies are usually sold with insurance riders such as for health cover.

In the US, the Group's principal subsidiary is Jackson National Life Insurance Company (Jackson). The principal products of Jackson are fixed annuities (interest-sensitive, fixed index and immediate annuities), variable annuities, life insurance and institutional products.

The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL) and M&G Investment Management Limited. Long-term business products written in the UK are principally with-profits, including deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment and unit-linked products.

Basis of preparation

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the two years ended 31 December 2013 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2 below, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2012.

The exchanges rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2013	Average for 2013	Closing rate at 31 Dec 2012	Average for 2012
Local currency: £				
Hong Kong	12.84	12.14	12.60	12.29
Indonesia	20,156.57	16,376.89	15,665.76	14,842.01
Malaysia	5.43	4.93	4.97	4.89
Singapore	2.09	1.96	1.99	1.98
India	102.45	91.75	89.06	84.70
Vietnam	34,938.60	32,904.71	33,875.42	33,083.59
US	1.66	1.56	1.63	1.58

As a result, the exchange movement arising during 2013 recognised in other comprehensive income is:

	2013 £m	2012 £m
Asia operations	(319)	(87)
US operations	(37)	(187)
Unallocated to a segment (central funds)*	101	60
	(255)	(214)

* The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings which have been designated as a net investment hedge against the currency risk of the investment in Jackson.

Prudential plc Annual Report 2013 135

A2: Adoption of new and amended accounting standards in 2013

The following accounting standards and amendments issued and endorsed for use in the EU have been adopted for 2013:

Accounting standard	Key requirements	Impact on results
IFRS 11, 'Joint arrangements', IFRS 12, 'Disclosures of interest in other entities' and IAS 28, 'Investments in associates and joint ventures'	The standards are effective for annual periods beginning on or after 1 January 2014 for IFRS as endorsed by the EU and have been early adopted by the Group from 1 January 2013 with adjustments to comparative results. IFRS 11 requires a joint venture to be recognised as an investment and be accounted for using the equity method in accordance with IAS 28. IFRS 12 requires certain disclosures in respect of the Group's interest in the joint ventures.	The Group has early adopted the standards from 1 January 2013 and has applied the requirements for the relevant interests in accordance with the transition provisions of IFRS 11. The Group has recognised its investment in joint ventures as the aggregate of the carrying amounts of the assets and liabilities that were previously proportionately consolidated by the Group. This determines the deemed cost of the Group's investments in joint ventures for applying equity accounting. The Group's investments in joint ventures affected by these standards are as described in note D7 and there is no change to the classification of these investments as joint ventures.
IFRS 10, 'Consolidated financial statements', IFRS 12, 'Disclosures of interest in other entities', and IAS 27, 'Separate financial statements'	The standards are effective for annual periods beginning on or after 1 January 2014 for IFRS as endorsed by the EU and have been early adopted by the Group. Comparative results are retrospectively adjusted. The standard changes the definition of control such that an investor has control over an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has ability to influence those returns through power over the investee. The principal category of vehicles affected is the Group's interest in investment funds.	The Group has assessed whether the investment holdings as at 1 January 2013 that need to be consolidated under IAS 27 for SIC12 differ under IFRS 10. Where consolidation has led to the additional funds being consolidated, the principal effect has been to 'gross up' the consolidated statement of financial position for: (i) the difference between the net value of the newly consolidated assets and liabilities (including those attributable to external parties) and the previous carrying value for the Group's interest; and (ii) the equal and opposite liability or non-controlling interest for the external parties' interests in the funds.
IFRS 13, 'Fair value measurement'	IFRS 13 creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures. The standard is effective for annual periods beginning on or after 1 January 2013, with no adjustment to comparative results.	The Group has adopted the standard for 1 January 2013 and there is no material impact on the fair value measurement of the Group's assets and liabilities.
Amendments to IAS 19, 'Employee benefits'	These amendments are effective from 1 January 2013 and key revisions relevant to the Group are: (i) Presentation of actuarial gains and losses in 'other comprehensive income'; (ii) The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs; and (iii) Enhanced disclosures, specifically on risks arising from defined benefit plans.	Following this adoption, the Group presents actuarial gains and losses in 'other comprehensive income' instead of the 'income statement'. The revision to the assumption relating to expected returns altered the pension costs by an insignificant amount, with a corresponding equal and opposite effect on the actuarial gains and losses included in other comprehensive income.
Amendments to IAS 1, 'Presentation of financial statements'	These amendments, effective from 1 January 2013, require items in other comprehensive income to be presented separately based on whether or not they may be recycled to profit or loss in the future.	The Group has adopted these amendments from 1 January 2013 and amended the presentation of the statement of other comprehensive income.

Financial statements
A: Background and accounting policies

136 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

A: Background and accounting policies continued

A2: Adoption of new and amended accounting standards in 2013 continued

Accounting standard	Key requirements	Impact on results
Amendment to IFRS 7, 'Financial Instruments: Disclosures'	The amendment requires additional disclosures for recognised financial instruments that have been offset in accordance with IAS 32 or are subject to enforceable master netting agreements or similar arrangements.	This is disclosure only requirement with the relevant disclosures provided in note C3.5(c).
Amendment to IAS 36, 'Recoverable Amount Disclosures for Non-financial Assets'	The Group has early adopted the amendment for 2013. The amendment effective in 2014 clarifies that the recoverable amount for a cash generating unit to which significant goodwill has been allocated is only required to be disclosed when an impairment loss has been recognised or reversed.	There is no consequential impact on the Group's disclosures.

Additional information on the quantitative effect of the adoption of the new and amended accounting standards on the Group's primary financial statements and supplementary analysis of profit is provided in note D5. For some of these changes additional disclosure requirements apply. These are reflected in the financial statements.

A3: Accounting policies

A3.1 Accounting policies and use of estimates and judgements

The consolidated financial statements have been prepared in accordance with IFRS and IFRS Interpretations Committee (IFRIC) interpretations issued and effective for the year ended 31 December 2013.

This note provides detailed accounting policies adopted by the Group to prepare the consolidated financial statements. With the exception of the consequential impact of the adoption of IFRS 13 on fair value measurement, which is not required to be applied retrospectively before 1 January 2013 (as explained in note A2), these accounting policies are applied consistently for all years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

a Critical accounting policies, accounting estimates and judgements

Prudential believes that its critical accounting policies are limited to those references in the table below:

Critical accounting policies	Accounting policy reference
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities and unallocated surplus of with-profits fund	A3.1(d)
Measurement and presentation of derivatives and debt securities of US insurance operations	A3.1(j)(v)
Presentation of results before tax	A3.1(k)
Segmental analysis of results and earnings distributable to shareholders	A3.1(m)

The preparation of these financial statements requires Prudential to make estimates and judgements about future conditions. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets. The table below sets out items that require the Group to make estimates and judgements in applying the relevant accounting policy:

Critical accounting estimates and assumptions	Accounting policy reference
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities	A3.1(d)
Measurement of deferred acquisition costs	A3.1(f)
Determination of fair value of financial investments	A3.1(j)(ii)
Determining impairment relating to financial assets	A3.1(j)(iii)

b Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights, to variable returns from its involvement with the investee; (3) it has ability to use its power over the investee to affect its own returns.

i Subsidiaries

Subsidiaries are those investees in which the Group controls. The vast majority of Group's subsidiaries are corporate entities where the Group holds the majority of voting rights and are consolidated. The consolidation of other vehicles held by the Group is discussed below:

Prudential plc Annual Report 2013 137

The Group's insurance operations invests in a number of limited partnerships, either directly or through unit trusts, through a mix of capital and loans. These limited partnerships are managed by general partners, in which the Group hold equity. Such interest in general partners and limited partnerships provide the Group with voting and similar rights to participate in the governance framework of the relevant activities in which limited partnerships are engaged in. Accounting for the limited partnerships as subsidiaries, joint ventures, associates or other financial investments depends on the terms of each partnership agreement and the shareholdings in the general partners. In the context of direct investment in limited partnerships, the following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates a limited partnership:

- The Group has existing rights that give it the current ability to direct the relevant activities of the limited partnership, ie activities that significantly affect the generation of economic returns from the limited partnership's operation;
- The Group has the power to obtain the significant benefits of the activities of the limited partnerships. Generally, it is presumed that the Group has significant benefits if its participation in the limited partnership is greater than 20 per cent; and
- The Group's current ability to join together with other partners to direct the activities of the partnership.

The Group performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between the Group and a limited partnership. Where the Group is deemed to control a limited partnership, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in a limited partnership, with no control over their associated general partners, the investments are carried at fair value through profit and loss within financial investments in the consolidated statement of financial position.

The Group does not have a material percentage of non-controlling interests in its subsidiaries.

ii Joint ventures and associates

Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group's share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant influence, but it does not control. Generally it is presumed that the Group has significant influence if it holds between 20 per cent and 50 per cent voting rights of the entity.

The Group adopted IFRS 11 for investments in joint ventures from 1 January 2013 and accordingly are accounted for using the equity method of accounting. In line with the transition provision requirements, the Group has recognised its investment in joint ventures at 1 January 2012, as the aggregate of the carrying amounts of the assets and liabilities that were previously proportionately consolidated by the Group. This determines the deemed cost of the Group's investment in joint ventures for applying equity accounting. The effect of adoption of IFRS 11 is disclosed in note A2. Investments in associates are initially recognised at cost and adjusted thereafter for the change in Group's share of net assets of the associates. The Group's share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income.

iii Structured entities

Structured entities are those which have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. In addition to the entities discussed above in A3.1b(i) and A3.1b(ii), the Group as part of its business strategy invests in structured entities such as Open-Ended Investment Companies (OEICs), Unit Trusts (UTs), variable interest entities, investment vehicles within separate accounts offered through variable annuities, collateral debt obligations, mortgage-backed securities, and similar asset-backed securities.

Open-ended investment companies and unit trusts

The Group invests in open-ended investment companies and unit trusts, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group's percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group's and other investors in them. For these entities, the following circumstances may indicate, in substance, the Group has power over an entity:

- The entity is managed by the Group's asset manager and the Group holds a significant investment in the entity; and
- Where the entity is managed by asset managers outside the Group, Prudential has existing rights that give it the ability to direct the current activities of the entity. In assessing the Group's ability to direct an entity, the Group considers its ability relative to other investors. The Group has limited number of open-ended investment companies and unit trusts where it considers it has such ability.

For the entity managed by asset managers outside the Group with no current ability to direct its activities, the Group is deemed to have no power over such an entity.

For those entities managed by the Group's asset managers, it is generally presumed that the Group is exposed to, or has rights, to variable returns from an entity and has ability to use its power to affect its own returns where Group's holding is greater than 50 per cent and is deemed to have no significant influence over an entity for participation less than 20 per cent. For holdings between 20 per cent and 50 per cent, the Group performs an assessment of power and associated control over an entity on a case by case basis. For these entities, the following circumstances may indicate that the Group controls an entity:

- The Group has power over the relevant activities of the entity; and
- The exposure, or rights, to variable returns (including administrative and performance fee earned by the Group's asset manager) from the entity is higher than the Group's interest.

Where the Group is deemed to control these entities they are treated as a subsidiary and are consolidated, with the interests of investors other than the Group being classified as liabilities and appear as net asset value attributable to unit holders of consolidated unit trusts and similar funds.

Financial statements
A: Background and accounting policies

138 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

A: Background and accounting policies continued

A3: Accounting policies continued

Where the Group does not control these entities (as it is deemed to be acting as an agent) and they do not meet the definition of associates, they are carried at fair value through profit and loss within financial investments in the consolidated statement of financial position.

Where the Group's asset manager set up the open-ended investment companies and unit trusts as part of asset management operations, the Group's interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with open-ended investment companies and unit trusts and is deemed to be acting as an agent.

The Group generates returns and retains the ownership risks in investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of the open-ended investment companies and unit trusts.

Jackson's separate account assets

Jackson offers variable contracts that invest contract holder's premiums, at the contract holders' direction, in investment vehicles ('Separate Accounts') that invest in equity, fixed income, bonds and money market mutual funds. The contract holder retains the underlying returns and the ownership risks related to the separate accounts and its underlying investments. The shareholder's economic interest in separate accounts is limited to the administrative fees charged. The separate accounts are set up as separate regulated entities governed by a Board of Companies or trustees for which the majority of the members are independent of Jackson or any affiliated entity. The independent members represent contract holders' interest and are responsible for any decision making that impacts contract holders' interest and governs the operational activities of the entities advisors, including asset managers managing the investment vehicles. Accordingly the Group has no control over these vehicles. These investments are carried at fair value through profit and loss within financial investments in the consolidated statement of financial position.

Other structured entities

The Group holds investments in mortgage-backed securities, collateral debt obligations and similar asset-backed securities that are actively traded in a liquid market. The Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicle's activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments. Accordingly the Group does not have power over the relevant activities of such vehicles and all are carried at fair value through profit and loss within financial investments in the consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's statement of financial position:

	2013 £m		
	OEICs/UTs	Separate account assets	Other structured entities
Statement of financial position line items			
Equity securities and portfolio holdings in unit trusts	78,856	65,681	–
Debt securities	–	–	13,190
Total	78,856	65,681	13,190

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2013, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

c Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred to the Group then it is classified as an insurance contract. Contracts that transfer financial risk to the Group but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

a That are likely to be a significant portion of the total contract benefits;
b Whose amount or timing is contractually at the discretion of the insurer; and
c That are contractually based on asset or fund performance, as discussed in IFRS 4.

Prudential plc Annual Report 2013 139

Business units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features
Asia	— With-profits contracts — Non-participating term contracts — Whole life contracts — Unit-linked policies — Accident and health policies	— Minor amounts for a number of small categories of business
US	— Variable annuity contracts — Fixed annuity contracts — Life insurance contracts	— Guaranteed investment contracts (GICs) — Minor amounts of 'annuity certain' contracts
UK	— With-profits contracts — Bulk and individual annuity business — Non-participating term contracts	— Certain unit-linked savings and similar contracts

d Measurement of policyholder liabilities and unallocated surplus of with-profits funds

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described in note A3.1(c) above.

IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Accordingly, except for UK regulated with-profits funds as discussed below, the modified statutory basis (MSB) of reporting as set in the Statement of Recommended Practice (SORP) issued by Association of British Insurers (ABI) has been adopted by the Group on first time application of IFRS in 2005.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, 'Revenue', apply measurement principles to assets and liabilities attaching to the contract.

For with-profits funds, as the shareholders' participation in the cost of bonuses arises only on distribution, the Group has elected to account for the unallocated surplus of UK regulated with-profits funds as a liability with no allocation to equity.

The policy of measuring contract liabilities at business unit level is noted below. Additional details are discussed in note C4.2.

i Insurance contracts

Asia insurance operations

The policyholder liabilities for businesses in Asia are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the MSB. Refinements to the local reserving methodology are generally treated as change in estimates, dependent on the nature of the change.

For the operations in India, Japan, Taiwan and, until 2012, Vietnam, the local GAAP is not appropriate as a starting point in the context of the MSB, and, instead, the accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-participating linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these operations include provisions for the policyholders' interest in investment gains and other surpluses that have yet to be declared as bonuses.

Whilst the basis of valuation of liabilities in these businesses is in accordance with the requirements of the ABI SORP, it may differ from that determined on MSB for UK operations with the same features.

US insurance operations

In accordance with the MSB, the policyholder liabilities for Jackson's conventional protection-type policies are determined under US GAAP principles with locked in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For non-conventional protection-type policies, the policyholder liabilities includes the policyholder account balance. Acquisition costs are accounted for as explained in section (f) below.

As permitted by IFRS 4, Jackson uses shadow accounting to make adjustments to the liabilities or related deferred acquisition costs which are recognised directly in other comprehensive income. Jackson accounts for the majority of its investment portfolio on an available-for-sale basis whereby unrealised gains and losses are recognised in other comprehensive income. To the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow deferred acquisition costs adjustments reflect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

Financial statements
A: Background and accounting policies

140 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

A: Background and accounting policies continued

A3: Accounting policies continued

UK insurance operations

The UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance' that requires liabilities to be calculated as the realistic basis liabilities. The realistic basis liabilities are measured by reference to the PRA's Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

- A with-profits benefits reserve, plus
- Future policy related liabilities, plus
- The realistic current liabilities of the fund.

The with-profits benefits reserve is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. Asset shares broadly reflect the policyholders' share of the with-profits fund assets attributable to their policies.

The future policy related liabilities must include a market-consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The Peak 2 basis realistic liabilities for with-profits business included in the PRA regulatory returns include the element for the shareholders' share of the future cost of bonuses consistent with the contract asset shares. For accounting purposes under FRS 27, this latter item is not shown as part of contract liabilities. This is because, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration. Instead the shareholders' share of future costs of bonuses is included within the liabilities for unallocated surplus.

Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefits are based on published mortality tables adjusted to reflect actual experience.

ii Investment contracts with discretionary participation features

For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability.

Those investment contracts without fixed and guaranteed terms are designated at fair value through profit and loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option, its carrying value is subject to a minimum carrying value equal to its surrender value.

iii Investment contracts without discretionary participation features

The measurement of investment contracts without discretionary participation features is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Under IFRS, investment contracts (excluding those with discretionary participation features) accounted for as financial liabilities in accordance with IAS 39 which also offer investment management services, require the application of IAS 18 for the revenue attached to these services. Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.

iv Unallocated surplus of with-profits funds

Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability with no allocation to equity. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

e Reinsurance

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned amongst other things.

Prudential plc Annual Report 2013 141

f Deferred acquisition costs for insurance contracts
Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic PRA regime, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs. In general, this deferral is presentationally shown by an explicit carrying value for in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and is deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for Asia and US insurance operations. The deferred acquisition costs for US and some Asia operations is determined with reference to US GAAP principles.

Asia insurance operations
For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the US insurance operations paragraph below are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

US insurance operations
Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of US insurance operations. The Group adopted FAS ASU 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 and capitalises only those incremental costs directly relating to successfully acquiring a contract.

For interest-sensitive business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

For US variable annuity business a key assumption is the investment return from the separate accounts, which is determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs. The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are discussed in note C5.1(b).

UK insurance operations
For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred; therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

g Liability adequacy test
The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

h Earned premiums, policy fees and claims paid
Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude premium taxes and similar duties where Prudential collects and settles taxes borne by the customer.

Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid and death claims are recorded when notified.

Financial statements
A: Background and accounting policies

142 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

A: Background and accounting policies continued

A3: Accounting policies continued

i Investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss, and realised gains and losses (including impairment losses) on Jackson's debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as available-for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues, taking into account the effective yield on investments. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

j Financial investments other than instruments classified as long-term business contracts

i Investment classification

The Group holds financial investments in accordance with IAS 39 whereby, subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

- Financial assets and liabilities at fair value through profit and loss – this comprises assets and liabilities designated by management as fair value through profit and loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;
- Financial investments on an available-for-sale basis – this comprises assets that are designated by management and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortised to the income statement using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset;
- Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and
- Loans and receivables – except for those designated as at fair value through profit and loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

ii Use of fair value

The Group uses current bid prices to value its investments with quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique.

Determining the fair value of financial investments when the markets are not active

The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgement.

If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

The financial investments measured at fair value are classified into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investment concerned:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.
Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (ie derived from prices).
Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Prudential plc Annual Report 2013 143

iii Determining impairments' relation to financial assets

Available-for-sale securities

The majority of Jackson's debt securities portfolio is accounted for on an available-for-sale basis. The consideration of evidence of impairment requires management's judgement. In making this determination the factors considered include, for example:

Determining factors	Consideration of evidence of impairment
Whether the decline of the financial investment's fair value is substantial	A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.
The impact of the duration of the security on the calculation of the revised estimated cash flows	The duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.
The duration and extent to which the amortised cost exceeds fair value	This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.
The financial condition and prospects of the issuer	These factors and other observable conditions may indicate that an investment is impaired.

If a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

The Group's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the impairments of the available-for-sale securities of Jackson are described in notes C3.5(d).

Assets held at amortised cost

Except for certain loans of the UK insurance operations and Jackson National Life, which are accounted for on a fair value through profit and loss basis, and as described below, financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include: the risk that market results may differ from expectations, facts and circumstances may change in the future and differ from estimates and assumptions, or the Group may later decide to sell the asset as a result of changed circumstances.

Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012 by Jackson, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit and loss as these loan portfolios are managed and evaluated on a fair value basis.

Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements.

Reversal of impairment loss

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

Financial statements
A: Background and accounting policies

144 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

A: Background and accounting policies continued

A3: Accounting policies continued

iv Derivatives and hedge accounting

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group may designate certain derivatives as hedges.

For hedges of net investments in foreign operations, the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges is recognised in other comprehensive income. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument is recognised directly in other comprehensive income while the foreign operation is held.

For fair value hedges, movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The exceptions, where hedge accounting has been applied in 2013 and 2012, are summarised in note C3.5(b).

All derivatives that are not designated as hedging instruments are carried at fair value with movements in fair value being recorded in the income statement.

The primary areas of the Group's continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

For UK with-profits funds the derivative programme derivatives are used for the purposes of efficient portfolio management or reduction in investment risk.

For shareholder-backed UK annuity business the derivatives are held to contribute to the matching, as far as practical, of asset returns and duration with those of liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held.

For Jackson an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. Further details on this aspect of the Group's financial reporting are described in note B1.2.

v Measurement and presentation of derivatives and debt securities of US insurance operations

The policies for these items are significant factors in contributing to the volatility of the income statement result and shareholders' equity. Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement.

For derivative instruments of Jackson that are entered into to mitigate economic exposures, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision, a number of factors were particularly relevant. These were:

- IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;
- The high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;
- The difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;
- The complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally
- Whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

Taking account of these considerations the Group has decided that, except for occasional circumstances, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in notes B1.1 and B1.2.

Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

vi Embedded derivatives

Embedded derivatives are present in host contracts issued by various Group companies, in particular Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39. For Jackson's 'not for life' Guaranteed Minimum Withdrawal Benefit and Fixed Index Annuity reserves the determination of fair value requires assumptions regarding future mix of Separate Account assets, equity volatility levels, and policyholder behaviour.

In addition, the Group applies the option under IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the valuation basis for embedded derivatives attaching to Jackson's life assurance contracts are provided in note C4.2.

Prudential plc Annual Report 2013 145

vii Securities lending including repurchase agreements
The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group's policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities' borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated statement of financial position.

viii Derecognition of financial assets and liabilities
The Group's policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

ix Financial liabilities designated at fair value through profit and loss
Consistent with the Group's risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

k Presentation of results before tax
The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note B5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

l Segments
Under IFRS 8, 'Operating Segments', the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group's chief operating decision maker.

The operating segments identified by the Group reflect the Group's organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

The products of the insurance operations contain both significant and insignificant levels of insurance risk. The products are managed together and there is no distinction between these two categories other than for accounting purposes. This segment also includes the commission earned on general insurance business and investment subsidiaries held to support the Group's insurance operations.

Asset management comprises both internal and third-party asset management services, inclusive of portfolio and mutual fund management, where the Group acts as an advisor, and broker-dealer activities. The nature of the products and the managing of the business differ from the risks inherent in the insurance operations segments, and the regulatory environment of the asset management industry differs from that of the insurance operations segments.

Further information on the Group's operating segments is provided in note B1.3.

m Segmental analysis of results and earnings attributable to shareholders
The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in note B1.3.

For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables at amortised cost, all financial investments and investment property are designated as assets at fair value through profit and loss. The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature. Short-term fluctuations in investment returns on such assets held by with-profits funds do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

n Borrowings
Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or, for hybrid debt, over the expected life of the instrument.

o Investment properties
Investments in leasehold and freehold properties not for occupation by the Group, including properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group's qualified surveyors or by taking into consideration the advice of professional external valuers using the Royal Institution of Chartered Surveyors valuation standards. Each property is externally valued at least once every three years.

Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Financial statements
A: Background and accounting policies

146 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

A: Background and accounting policies continued

A3: Accounting policies continued

p Pension schemes

For the Group's defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group's statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company, support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised such that the financial position recorded for the scheme reflects the higher of any underlying IAS 19 deficit and the obligation for deficit funding.

The Group utilises the projected unit credit method to calculate the defined benefit obligation. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

The plan assets of the Group's pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated statement of financial position.

The aggregate of the actuarially determined service costs of the currently employed personnel and the net interest on the net defined benefit liability (asset) at the start of the period is charged to the income statement. Actuarial and other gains and losses as a result of changes in assumptions or experience variances are recognised as other comprehensive income.

Contributions to the Group's defined contribution schemes are expensed when due.

q Share-based payments and related movements in own shares

The Group offers share award and option plans for certain key employees and a Save As You Earn plan for all UK and certain overseas employees. Shares held in trust relating to these plans are conditionally gifted to employees.

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions.

The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders' equity.

r Tax

Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12, 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

The tax charge for long-term business includes tax expense attributable to both policyholders and shareholders. In the UK, life insurance companies are taxed on both their shareholders' profits and on their policyholders' insurance and investment returns on certain insurance and investment products. Tax on shareholders' profits is calculated at the standard corporation tax rate, and tax on policyholders' investment returns is calculated at the basic rate of income tax. Although both types of tax are included in the total tax charge in the Group's consolidated income statement, they are presented separately in the income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

s Business acquisitions and disposals

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Expenses related to acquiring new subsidiaries are expensed in the period in which they are incurred. Income and expenses of acquired entities are included in the income statement from the date of acquisition.

Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs, less the net assets of the entity at the date of disposal adjusted for foreign exchange movements attaching to the sold entity that are required to be recycled to the income statement under IAS 21.

Prudential plc Annual Report 2013 147

t Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group statement of ?nancial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units.

u Intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are fair valued at acquisition. Deferred acquisition costs are accounted for as described in policy notes (d) and (f) above. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contract. Amounts for distribution rights are amortised on a basis to re?ect the pattern in which the future economic bene?ts are expected to be consumed by reference to new business levels. The same principles apply to determining the amortisation method for other intangible assets unless the pattern cannot be determined reliably, in which case a straight line method is applied.

v Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days’ maturity from the date of acquisition.

w Shareholders’ dividends

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

x Share capital

Where there is no obligation to transfer assets, shares are classi?ed as equity. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

y Foreign exchange

The Group’s consolidated ?nancial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly, the results and ?nancial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, ie the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the statement of comprehensive income.

Foreign currency borrowings that are used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement.

Foreign currency transactions are translated at the spot rate prevailing at the time. Financial z Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit trusts and Open Ended Investment Companies (OEICs), which are treated as cancelled. statements For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall. A:

Background and accounting policies

148 Prudential plc Annual Report 2013 **Financial statements** **Notes to Primary statements**

A: Background and accounting policies continued

A3.2 New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued but are not yet effective in 2013, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group's financial statements are discussed.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

This amendment, effective on or after 1 January 2014, clarifies the offsetting criteria of financial assets and liabilities. In particular the amendment clarifies that in order to meet criteria to offset a financial asset and a financial liability, a right to set-off must be currently available rather than being contingent on a future event. Further, the right to set-off must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency and bankruptcy. The Group is assessing the impact of this amendment but it is not expected to have a significant effect on the Group's financial statements.

Annual improvements to IFRS – 2010-2012 Cycle and 2011-2013 Cycle

These improvements include minor changes to ten IFRS standards, and are effective for annual periods beginning on or after 1 July 2014. The Group is assessing the impact of these amendments but they are not expected to have a significant effect on the Group's financial statements.

IFRIC 21, 'Levies'

IFRIC 21, 'Levies', issued in May 2013, is effective for annual periods beginning on or after 1 January 2014. It has not yet been endorsed for use in the EU. This interpretation clarifies that an entity recognises a liability for a levy imposed by a government (that is not income tax) when the activity that triggers payment, as identified by the relevant legislation, occurs. The Group is assessing the impact of this interpretation but it is not expected to have a material effect on the Group's financial statements.

IFRS 9, 'Financial instruments: Classification and measurement'

This standard when effective will automatically replace IAS 39, 'Financial Instruments – Recognition and measurement'. Under the current version of IFRS 9 the classification and hence measurement of financial assets would be on two bases, either amortised cost or fair value through profit or loss, rather than the existing four bases of classification. These requirements maintain the existing amortised cost measurement for most liabilities but will require changes in fair value due to changes in the entity's own credit risk to be recognised in the other comprehensive income section of the comprehensive income statement, rather than within profit or loss for liabilities measured at fair value. Notwithstanding these prospective requirements, under the current version of IFRS 9, on 28 November 2012, the IASB released an exposure draft proposing amendments. The proposed changes would introduce a fair value through other comprehensive income category which would include certain financial assets that contain contractual cash flows that are solely payments of principal and interest and are held in a business model in which assets are managed both in order to collect contractual cash flows and for sale. The Group is assessing the impact of this standard and will consider the remaining phases of IFRS 9 when finalised by the IASB. IFRS 9 has not yet been endorsed for use in the EU and there is currently no mandatory effective date pending the finalisation of its remaining phases.

Prudential plc Annual Report 2013 149

B: Earnings performance

B1: Analysis of performance by segment

B1.1 Segment results – profit before tax

	Note	2013 £m	2012* £m
Asia operations			
Insurance operations	B4(a)		
Operating result before gain on sale of stake in China Life of Taiwan		1,003	862
Gain on sale of stake in China Life of Taiwan		–	51
Total Asia insurance operations		1,003	913
Development expenses		(2)	(7)
Total Asia insurance operations after development expenses		1,001	906
Eastspring Investments		74	69
Total Asia operations		1,075	975
US operations			
Jackson (US insurance operations)	B4(b)	1,243	964
Broker-dealer and asset management		59	39
Total US operations		1,302	1,003
UK operations			
UK insurance operations:	B4(c)		
Long-term business		706	703
General insurance commission[note (i)]		29	33
Total UK insurance operations		735	736
M&G (including Prudential Capital)		441	371
Total UK operations		1,176	1,107
Total segment profit		3,553	3,085
Other income and expenditure			
Investment return and other income		10	13
Interest payable on core structural borrowings		(305)	(280)
Corporate expenditure[note (ii)]		(263)	(231)
Total		(558)	(498)
Solvency II implementation costs		(29)	(48)
Restructuring costs[note (iii)]		(12)	(19)
Operating profit based on longer-term investment returns		2,954	2,520
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	187
Amortisation of acquisition accounting adjustments	D1	(72)	(19)
Gain on dilution of Group holdings[note (iv)]	D1	–	42
(Loss) profit attaching to held for sale Japan life business[note (v)]	D1	(102)	17
Costs of domestication of Hong Kong branch	D2	(35)	–
Profit before tax attributable to shareholders		1,635	2,747

Basic earnings per share (in pence)	B6	2013	2012*
Based on operating profit based on longer-term investment returns		90.9p	76.9p
Based on profit for the year		52.8p	85.1p

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes
(i) The Group's UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.
(ii) Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii) Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.
(iv) During 2012, M&G reduced its holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate giving rise to a gain on dilution of £42 million.
(v) To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan life business are included separately within the supplementary analysis of profit above.

Financial statements
B: Earnings performance

150 Prudential plc Annual Report 2013 **Financial statements** **Notes to Primary statements**

B: Earnings performance continued

B1: Analysis of performance by segment continued

B1.2 Short-term fluctuations in investment returns on shareholder-backed business

	2013 £m	2012* £m
Insurance operations:		
Asia[note (ii)]	(204)	54
US[note (iii)]	(625)	(90)
UK[note (iv)]	(254)	136
Other operations:		
– Economic hedge value movement[note (v)]	–	(32)
– Other[note (vi)]	(27)	119
Total	(1,110)	187

* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note A2. In addition, to facilitate comparisons of results that reflect the Group's retained operations, the short-term fluctuations in investment returns attributable to the held for sale Japan life business are included separately within the supplementary analysis of profit.

Notes

(i) General overview of defaults
The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2013 or 2012.

(ii) Asia insurance operations
In Asia, the negative short-term fluctuations of £(204) million (2012: positive £54 million) primarily reflect net unrealised movements on bond holdings following a rise in bond yields during the year.

(iii) US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2013 £m	2012 £m
Short-term fluctuations relating to debt securities		
Charges in the year:		
Losses on sales of impaired and deteriorating bonds	(5)	(23)
Bond write downs	(8)	(37)
Recoveries/reversals	10	13
Total charges in the year[note (a)]	(3)	(47)
Less: Risk margin charge included in operating profit based on longer-term investment returns[note (b)]	85	79
	82	32
Interest-related realised gains:		
Arising in the year	64	94
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(89)	(91)
	(25)	3
Related amortisation of deferred acquisition costs	(15)	(3)
Total short-term fluctuations related to debt securities	42	32
Derivatives (other than equity-related): market value movements (net of related amortisation of deferred acquisition costs)[note (c)]	(531)	135
Net equity hedge results (principally guarantees and derivatives, net of related amortisation of deferred acquisition costs[note (d)]	(255)	(302)
Equity-type investments: actual less longer-term return (net of related amortisation of deferred acquisition costs)	89	23
Other items (net of related amortisation of deferred acquisition costs)	30	22
Total	(625)	(90)

The short-term fluctuations in investment returns shown in the table above are stated net of a credit for the related amortisation of deferred acquisition costs of £228 million (2012: credit of £76 million). See note C5.1(b).

Notes

(a) The charges on the debt securities of Jackson comprise the following:

	2013 £m	2012 £m
Residential mortgage-backed securities:		
Prime (including agency)	1	(4)
Alt-A	(1)	(1)
Sub-prime	–	(3)
Total residential mortgage-backed securities	–	(8)
Corporate debt securities	(1)	(14)
Other	(2)	(25)
Total	(3)	(47)

Prudential plc Annual Report 2013 151

(b) The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2013 is based on an average annual risk margin reserve of 25 basis points (2012: 26 basis points) on average book values of US$54.4 billion (2012: US$47.6 billion) as shown below:

	2013				2012			
	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss	
Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	US$m	%	US$m	£m	US$m	%	US$m	£m
A3 or higher	27,557	0.11	(32)	(20)	23,129	0.11	(26)	(16)
Baa1, 2 or 3	24,430	0.25	(62)	(40)	21,892	0.26	(56)	(36)
Ba1, 2 or 3	1,521	1.18	(18)	(11)	1,604	1.12	(18)	(11)
B1, 2 or 3	530	2.80	(15)	(9)	597	2.82	(17)	(11)
Below B3	317	2.32	(7)	(5)	342	2.44	(8)	(5)
Total	54,355	0.25	(134)	(85)	47,564	0.26	(125)	(79)
Related change to amortisation of deferred acquisition costs (see below)			25	16			21	13
Risk margin reserve charge to operating profit for longer-term credit related losses			(109)	(69)			(104)	(66)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

(c) Derivatives (other than equity-related): negative fluctuation of £(531) million (2012: positive fluctuation of £135 million) net of related amortisation of deferred acquisition costs.

These losses and gains are in respect of interest rate swaps and swaptions and for the Guaranteed Minimum Income Benefit (GMIB) reinsurance. The swaps and swaptions are undertaken to manage interest rate exposures and durations within the general account and the variable annuity and fixed index annuity guarantees (as described in note (d) below). The GMIB reinsurance is in place so as to insulate Jackson from the GMIB exposure.

The amounts principally reflect the fair value movement on these instruments, net of related amortisation of deferred acquisition costs.

Under the Group's IFRS reporting of Jackson's derivatives (other than equity-related) programme significant accounting mismatches arise. This is because:

- The derivatives are required to be fair valued with the value movements booked in the income statement;
- As noted above, part of the derivative value movements arises in respect of interest rate exposures within Jackson's guarantee liabilities for variable annuity and fixed index annuity business which are only partially fair valued under IFRS (see below); and
- The GMIB liability is valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of market movements. However, notwithstanding that the liability is reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS 39 which requires fair valuation.

In 2013, the negative fluctuation of £(531) million reflects principally the adverse mark-to-market impact of the 1.3 per cent increase in swap rates on the valuation of the interest rate swaps, swaptions, and the GMIB reinsurance asset.

(d) Net equity hedge result: negative fluctuation of £(255) million (2012: negative fluctuation £(302) million).

These amounts are in respect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The equity based derivatives are undertaken to manage the equity risk exposure of the guarantee liabilities. The economic exposure of these guarantee liabilities also includes the effects of changes in interest rates which are managed through the swaps and swaptions programmes described in note (c) above.

The amounts reflect the net effect of:

- Fair value movements on free-standing equity derivatives;
- The accounting value movements on the variable annuity and fixed index annuity guarantee liabilities;
- Fee assessments and claim payments in respect of guarantee liabilities; and
- Related DAC amortisation.

Under the Group's IFRS reporting of Jackson's equity-based derivatives and associated guarantee liabilities significant accounting mismatches arise. This is because:

- The free-standing derivatives and Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' embedded derivative liabilities are required to be fair valued. These fair value movements include the effects of changes to levels of equity markets, implied volatility and interest rates. The interest rate exposure is managed through the derivative programme explained above in note (c);
- The Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' guarantees are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes.

In 2013, the negative fluctuation of £(255) million reflects the net effect of mark-to-market reductions on the free-standing derivatives being offset by reductions in the carrying amounts of those guarantees that are fair valued embedded derivatives. Both aspects reflect increased equity markets (the S&P 500 increased by 30 per cent) with the value movement on the embedded derivatives also being affected by decreases in average implied volatility levels and the 1.3 per cent increase in Treasury bond interest rates.

(iv) UK insurance operations

The negative short-term fluctuations in investment returns for UK insurance operations of £(254) million (2012: positive £136 million) reflect mainly net investment movements arising in the period on fixed income assets backing the capital of the annuity business following the rise in bond yields during the year. In addition, the amount for 2013 includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund taken out during the year. This hedge reduces the risk arising from equity market declines.

(v) Economic hedge value movement

This item represents the cost on short-dated hedge contracts taken out in first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

(vi) Other

Short-term fluctuations in investment returns of other operations, were negative £(27) million (2012: positive £119 million) representing principally unrealised value movements on investments and foreign exchange items.

Financial statements

B: Earnings performance

152 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

B: Earnings performance continued

B1: Analysis of performance by segment continued

B1.3 Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments, determined in accordance with IFRS 8, 'Operating Segments', are as follows:

Insurance operations
- Asia
- US (Jackson)
- UK

Asset management operations
- M&G (including Prudential Capital)
- Eastspring Investments
- US broker-dealer and asset management (including Curian)

The Group's operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

- Short-term fluctuations in investment returns;
- Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
- For 2012, gain on dilution of the Group's holdings in PPM South Africa;
- (Loss) profit attaching to the held for sale Japan life business. See note D1 for further details; and
- For 2013, the costs associated with the domestication of the Hong Kong branch.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of assets backing the UK annuity, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

- UK annuity business liabilities: For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns; and
- Unit-linked and US variable annuity business separate account liabilities: For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a) Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

- Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
- The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Prudential plc Annual Report 2013 153

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

At 31 December 2013, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £461 million (2012: net gain of £495 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 31 December 2013, the equity-type securities for US insurance non-separate account operations amounted to £1,118 million (2012: £1,004 million). For these operations, the longer-term rates of return for income and capital applied in 2013 and 2012, which reflect the combination of risk free rates and appropriate risk premiums, are as follows:

	2013	2012
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.8%	5.5% to 6.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 9.0%	7.5% to 8.2%

For Asia insurance operations, excluding assets of the Japan life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £571 million as at 31 December 2013 (2012: £474 million). The rates of return applied in the years 2013 and 2012 ranged from 3.42 per cent to 13.75 per cent with the rates applied varying by territory.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b) US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

- Fair value movements for equity-based derivatives;
- Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see note);
- Movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
- Fee assessments and claim payments, in respect of guarantee liabilities; and
- Related amortisation of deferred acquisition costs for each of the above items.

Note: US operations – Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

Financial statements
B: Earnings performance

154 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

B: Earnings performance continued

B1: Analysis of performance by segment continued

(c) Other derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d) Other liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia – Hong Kong

For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For other Hong Kong non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

- The impact on credit risk provisioning of actual upgrades and downgrades during the period;
- Credit experience compared to assumptions; and
- Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e) Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Prudential plc Annual Report 2013 155

B1.4 Segmental income statement

	Year ended 31 December 2013 £m								
	Insurance operations			Asset management					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total
Gross premiums earned	9,061	15,661	5,780	–	–	–	30,502	–	30,502
Outward reinsurance premiums	(190)	(278)	(190)	–	–	–	(658)	–	(658)
Earned premiums, net of reinsurance	8,871	15,383	5,590	–	–	–	29,844	–	29,844
Investment return[note (ii)]	895	10,003	9,372	143	11	(1)	20,423	(76)	20,347
Other income	48	(2)	226	1,165	855	245	2,537	(353)	2,184
Total revenue, net of reinsurance	9,814	25,384	15,188	1,308	866	244	52,804	(429)	52,375
Benefits and claims	(6,825)	(24,206)	(11,196)	–	–	–	(42,227)	–	(42,227)
Outward reinsurers' share of benefits and claims	150	500	(28)	–	–	–	622	–	622
Movement in unallocated surplus of with-profits funds[note (iii)]	(255)	–	(1,294)	–	–	–	(1,549)	–	(1,549)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,930)	(23,706)	(12,518)	–	–	–	(43,154)	–	(43,154)
Acquisition costs and other operating expenditure[B3]	(2,015)	(1,112)	(1,950)	(840)	(807)	(193)	(6,917)	56	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(13)	–	(17)	–	–	(30)	(275)	(305)
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	–	–	–	–	–	(120)	–	(120)
Total charges, net of reinsurance	(9,065)	(24,831)	(14,468)	(857)	(807)	(193)	(50,221)	(219)	(50,440)
Share of profit from joint ventures and associates, net of related tax	29	–	83	12	–	23	147	–	147
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]	778	553	803	463	59	74	2,730	(648)	2,082
Tax charge attributable to policyholders' returns	(90)	–	(357)	–	–	–	(447)	–	(447)
Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1.1 as follows:

	Year ended 31 December 2013 £m								
	Insurance operations			Asset management					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total
Operating profit based on longer-term investment returns	1,001	1,243	735	441	59	74	3,553	(599)	2,954
Short-term fluctuations in investment returns on shareholder-backed business	(204)	(625)	(254)	22	–	–	(1,061)	(49)	(1,110)
Amortisation of acquisition accounting adjustments	(7)	(65)	–	–	–	–	(72)	–	(72)
Loss attaching to held for sale Japan life business	(102)	–	–	–	–	–	(102)	–	(102)
Costs of domestication of Hong Kong branch	–	–	(35)	–	–	–	(35)	–	(35)
Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

Financial statements
B: Earnings performance

156 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

B: Earnings performance continued

B1: Analysis of performance by segment continued

	Year ended 31 December 2012* £m								
	Insurance operations			Asset management					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total
Gross premiums earned	7,433	14,660	7,020	–	–	–	29,113	–	29,113
Outward reinsurance premiums	(163)	(193)	(135)	–	–	–	(491)	–	(491)
Earned premiums, net of reinsurance	7,270	14,467	6,885	–	–	–	28,622	–	28,622
Investment return[note (a)]	2,965	6,193	14,533	242	6	6	23,945	(14)	23,931
Other income	68	(2)	213	972	725	223	2,199	(314)	1,885
Total revenue, net of reinsurance	10,303	20,658	21,631	1,214	731	229	54,766	(328)	54,438
Benefits and claims	(7,160)	(18,703)	(18,253)	–	–	–	(44,116)	–	(44,116)
Outward reinsurers' share of benefits and claims	108	(8)	159	–	–	–	259	–	259
Movement in unallocated surplus of with-profits funds[note (b)]	(518)	–	(769)	–	–	–	(1,287)	–	(1,287)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(7,570)	(18,711)	(18,863)	–	–	–	(45,144)	–	(45,144)
Acquisition costs and other operating expenditure[B3]	(1,763)	(1,079)	(1,630)	(696)	(692)	(175)	(6,035)	3	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations	–	(13)	–	(16)	–	–	(29)	(251)	(280)
Total charges, net of reinsurance	(9,333)	(19,803)	(20,493)	(712)	(692)	(175)	(51,208)	(248)	(51,456)
Share of profit from joint ventures and associates, net of related tax	83	–	28	9	–	15	135	–	135
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (c)]	1,053	855	1,166	511	39	69	3,693	(576)	3,117
Tax charge attributable to policyholders' returns	(76)	–	(294)	–	–	–	(370)	–	(370)
Profit (loss) before tax attributable to shareholders	977	855	872	511	39	69	3,323	(576)	2,747

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1.1 as follows:

	Year ended 31 December 2012* £m								
	Insurance operations			Asset management					
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total
Operating profit based on longer-term investment returns	906	964	736	371	39	69	3,085	(565)	2,520
Short-term fluctuations in investment returns on shareholder-backed business	54	(90)	136	98	–	–	198	(11)	187
Gain on dilution of Group's holdings	–	–	–	42	–	–	42	–	42
Amortisation of acquisition accounting adjustments	–	(19)	–	–	–	–	(19)	–	(19)
Profit attaching to held for sale Japan life business	17	–	–	–	–	–	17	–	17
Profit (loss) before tax attributable to shareholders	977	855	872	511	39	69	3,323	(576)	2,747

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Prudential plc Annual Report 2013 157

Notes

(i) This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

(ii) Investment return principally comprises:
- Interest and dividends;
- Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and
- Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

(iii) The movement in unallocated surplus of with-profits funds for Asia above includes movement relating to the Hong Kong branch of PAC. For the purpose of the presentation of unallocated surplus of with-profits funds within the statement of financial position, the Hong Kong branch balance is shown within the unallocated surplus of the PAC with-profits sub-fund.

B1.5 Revenue

	2013 £m	2012* £m
Long-term business premiums		
Insurance contract premiums	28,339	26,650
Investment contracts with discretionary participation feature premiums	1,877	2,243
Inwards reinsurance premiums	286	220
Less: reinsurance premiums ceded	(658)	(491)
Earned premiums, net of reinsurance[note (iv)]	29,844	28,622
Investment return		
Realised and unrealised gains and losses on securities at fair value through profit and loss	12,879	15,270
Realised and unrealised losses and gains on derivatives at fair value through profit and loss	(1,724)	75
Realised gains on available-for-sale securities, previously recognised in other comprehensive income	64	68
Realised gains (losses) on loans	11	(51)
Interest[notes (i),(ii)]	6,771	6,586
Dividends	1,740	1,424
Other investment return	606	559
Investment return	20,347	23,931
Fee income from investment contract business and asset management[notes (iii),(iv)]	2,184	1,885
Total revenue	52,375	54,438

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i) The segmental analysis of interest income is as follows:

	Insurance operations			Asset management operations				
	Asia	US	UK	M&G	US	Eastspring Investments	Unallocated corporate	Total
2013 (£m)	562	1,981	4,178	112	1	1	(64)	6,771
2012* (£m)	336	1,778	4,374	105	1	1	(9)	6,586

(ii) Interest income includes £5 million (2012: £13 million) accrued in respect of impaired securities.

(iii) Fee income includes £44 million (2012: £35 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

(iv) The following table provides additional segmental analysis of revenue from external customers:

	2013 £m				
	Asia	US	UK	Intra-group	Total
Revenue from external customers:					
Insurance operations	8,919	15,381	5,816	–	30,116
Asset management	245	855	1,165	(379)	1,886
Unallocated corporate	–	–	26	–	26
Intra-group revenue eliminated on consolidation	(98)	(86)	(195)	379	–
Total revenue from external customers	9,066	16,150	6,812	–	32,028

	2012* £m				
	Asia	US	UK	Intra-group	Total
Revenue from external customers:					
Insurance operations	7,339	14,465	7,098	–	28,902
Asset management	222	725	972	(333)	1,586
Unallocated corporate	–	–	19	–	19
Intra-group revenue eliminated on consolidation	(84)	(77)	(172)	333	–
Total revenue from external customers	7,477	15,113	7,917	–	30,507

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Financial statements
B: Earnings performance

158 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

B: Earnings performance continued

B1: Analysis of performance by segment continued

Revenue from external customers comprises:

	2013 £m	2012* £m
Earned premiums, net of reinsurance	29,844	28,622
Fee income from investment contract business and asset management (presented as 'Other income')	2,184	1,885
Total revenue from external customers	32,028	30,507

The asset management operations, M&G, Eastspring Investments and US asset management provide services to the Group insurance operations for which fees are charged at appropriate arm's length prices. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	2013 £m	2012 £m
Intra-group revenue generated by:		
M&G	195	172
US broker-dealer and asset management (including Curian)	98	77
Eastspring Investments	86	84
Total intra-group fees included within asset management segment	379	333

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £190 million, £278 million, and £190 million respectively (2012: £163 million, £193 million and £135 million respectively). In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong, with a total revenue from external customers of £2,243 million (2012: Hong Kong £1,745 million).

Due to the nature of the business of the Group, there is no reliance on any major customers.

B2: Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2013 £m				2012* £m
	M&G	US	Eastspring Investments	Total	Total
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	1,308	362	244	1,914	1,739
NPH broker-dealer fees[note (i)]	–	504	–	504	435
Gross revenue	1,308	866	244	2,418	2,174
Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(857)	(303)	(193)	(1,353)	(1,144)
NPH broker-dealer fees[note (i)]	–	(504)	–	(504)	(435)
Gross charges	(857)	(807)	(193)	(1,857)	(1,579)
Share of profit from joint ventures and associates, net of related tax	12	–	23	35	24
Profit before tax	463	59	74	596	619
Comprising:					
Operating profit based on longer-term investment returns[note (ii)]	441	59	74	574	479
Short-term fluctuations in investment returns[note (iii)]	22	–	–	22	98
Gain on dilution of Group's holdings	–	–	–	–	42
Profit before tax	463	59	74	596	619

* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note A2. One of the new accounting standards adopted was IFRS 11 which requires joint ventures to be equity accounted. Accordingly, share of profit from joint ventures and associates is disclosed as a separate line.

Prudential plc Annual Report 2013 159

Notes

(i) The segment revenue of the Group's asset management operations is required to include:
NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature, the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.

(ii) M&G operating profit based on longer-term investment returns:

	2013 £m	2012 £m
Asset management fee income	859	728
Other income	4	6
Staff costs	(339)	(289)
Other costs	(166)	(147)
Underlying profit before performance-related fees	358	298
Share of associate results	12	13
Performance-related fees	25	9
Operating profit from asset management operations	395	320
Operating profit from Prudential Capital	46	51
Total M&G operating profit based on longer-term investment returns	441	371

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to the total revenue of Prudential Capital (including short-term fluctuations) of £144 million (2012: £218 million) and commissions which have been netted off in arriving at the fee income of £859 million (2012: £728 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.

B3: Acquisition costs and other expenditure

	2013 £m	2012* £m
Acquisition costs incurred for insurance policies	(2,553)	(2,557)
Acquisition costs deferred less amortisation of acquisition costs	566	595
Administration costs and other expenditure	(4,303)	(3,863)
Movements in amounts attributable to external unit holders of consolidated investment funds	(571)	(207)
Total acquisition costs and other expenditure	(6,861)	(6,032)

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Included in total acquisition costs and other expenditure are:

(a) Total depreciation and amortisation expense of £(510) million (2012: £(727) million) relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts. The segmental analysis of total depreciation and amortisation expense is analysed below.

(b) The charge for non-deferred acquisition costs and the amortisation of those costs that are deferred, was £(1,987) million (2012: (1,962) million). These amounts comprise £(1,953) million and £(34) million for insurance and investment contracts respectively (2012: £(1,742) million and £(220) million, respectively).

(c) Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, which amounted to £(120) million (2012: £(140) million) and is included as part of investment management expenses. The segmental interest expense is analysed below.

(d) Finance costs of £(305) million (2012: £(280) million) comprising £(275) million (2012: £(251) million) of interest on core debt of the parent company, £(13) million (2012: £(13) million) on US insurance operations' surplus notes and £(17) million (2012: £(16) million) on PruCap's bank loan.

(e) Movements in amounts attributable to external unit holders are in respect of those OEICs and unit trusts which are required to be consolidated and comprises a charge of £(583) million (2012: £(261) million) for UK insurance operations and a credit of £12 million (2012: £54 million) for Asia insurance operations.

Financial statements
B: Earnings performance

160 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

B: Earnings performance continued

B3: Acquisition costs and other expenditure continued

(f) Segmental analysis of depreciation and amortisation expense, and interest expense:

	Depreciation and amortisation expense		Interest expense	
	2013 £m	2012* £m	2013 £m	2012 £m
Insurance operations:				
Asia	(221)	(329)	–	(7)
US	(198)	(302)	(11)	(28)
UK	(68)	(65)	(70)	(62)
Asset management operations:				
M&G	(7)	(6)	(27)	(18)
US	(1)	(1)	–	–
Eastspring Investments	(3)	(3)	–	–
Total segment	(498)	(706)	(108)	(115)
Unallocated corporate	(12)	(21)	(12)	(25)
Total	(510)	(727)	(120)	(140)

(g) There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2013 and 2012.

B3.1 Staff and employment costs

The average number of staff employed by the Group during the year was:

	2013	2012*
Business operations:		
Asia operations	12,239	11,284
US operations	4,414	4,000
UK operations	5,533	5,035
Total	22,186	20,319

The costs of employment were:

	2013 £m	2012* £m
Business operations:		
Wages and salaries	1,272	1,119
Social security costs	94	82
Pension costs†	196	(60)
Total	1,562	1,141

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

† The charge (credit) incorporates the effect of actuarial gains and losses.

Prudential plc Annual Report 2013 161

B3.2 Share-based payments a Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares to participants upon vesting. The plans which are in operation include Prudential Long Term Incentive Plan (PLTIP), Group Performance Share Plan (GPSP), Business Unit Performance Plan (BUPP), Jackson Long-Term Incentive Plan (Jackson LTIP), Annual Incentive Plan (AIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by executive directors, the details of which are described in the Directors’ Remuneration Report. In addition, the following information is provided.

Share scheme Description

Jackson Long-Term Incentive Eligible Jackson employees were previously granted share awards under a long-term incentive plan Plan which rewarded the achievement of shareholder value targets. These awards were in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange. The ?nal awards under this arrangement were made in 2012.

Prudential Corporation Asia The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and on Long-Term Incentive Plan a year-by-year basis determined by Prudential’s full year ?nancial results and the employee’s (PCA LTIP) contribution to the business. Awards vest after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares, or ADRs, except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.

Savings-related share option Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC schemes approved Save As You Earn (SAYE) share option scheme in the UK. Eligible employees participate in the International savings-related share option scheme while eligible agents based in Hong Kong and Malaysia can participate in the non-employee savings-related share option scheme.

Share purchase plans Eligible employees outside the UK are invited to participate in arrangements similar to the Company’s HMRC approved UK SIP, which allows the purchase of Prudential plc shares. For instance, staff based in Ireland are eligible for the Share Participation Plan, approved by the Irish Revenue.

Deferred bonus plans The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan, the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attached to deferred share awards made under these arrangements. Financial statements B: Earnings performance

162 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

B: Earnings performance continued

B3: Acquisition costs and other expenditure continued

b Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group's share-based compensation plans at 31 December 2013 and 2012:

	Options outstanding under SAYE schemes				Awards outstanding under incentive plans including conditional options	
	2013		2012		2013	2012
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions	Number of awards millions
Beginning of year:	9.4	4.54	13.3	3.55	23.7	26.7
Granted	2.5	9.01	2.4	6.29	11.9	8.8
Exercised	(1.2)	4.57	(5.7)	2.99	(7.8)	(9.4)
Forfeited	(0.2)	5.14	(0.2)	4.29	(0.6)	(1.4)
Cancelled	(0.1)	6.16	(0.2)	4.32	–	–
Lapsed/expired	(0.2)	3.92	(0.2)	4.39	(0.1)	(1.0)
End of year	10.2	5.60	9.4	4.54	27.1	23.7
Options immediately exercisable, end of year	0.5	4.50	0.2	3.88		

The weighted average share price of Prudential plc for the year ended 31 December 2013 was £11.14 compared to £7.69 for the year ended 31 December 2012.

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December.

	Outstanding						Exercisable			
	Number outstanding millions		Weighted average remaining contractual life years		Weighted average exercise prices £		Number exercisable millions		Weighted average exercise prices £	
Range of exercise prices	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Between £2 and £3	2.6	2.8	1.0	2.0	2.88	2.88	–	0.1	2.88	2.88
Between £4 and £5	2.9	4.1	1.7	2.3	4.63	4.61	0.5	0.1	4.59	4.24
Between £5 and £6	–	0.1	0.8	0.6	5.53	5.60	–	–	5.51	5.67
Between £6 and £7	2.3	2.4	2.6	3.6	6.29	6.29	–	–	–	–
Between £9 and £10	2.4	–	3.9	–	9.01	–	–	–	–	–
	10.2	9.4	2.3	2.6	5.60	4.54	0.5	0.2	4.50	3.88

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

c Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options (including conditional nil cost options) and awards, were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2013			2012		
	Prudential LTIP/GPSP (TSR)	SAYE options	Other awards	GPSP	SAYE options	Other awards
Dividend yield (%)	–	2.73	–	–	3.63	–
Expected volatility (%)	23.64	24.27	–	33.03	34.33	–
Risk-free interest rate (%)	0.73	1.06	–	0.31	0.39	–
Expected option life (years)	–	3.46	–	–	3.24	–
Weighted average exercise price (£)	–	9.01	–	–	6.29	–
Weighted average share price (£)	11.80	11.85	–	6.78	8.26	–
Weighted average fair value (£)	7.38	3.00	11.06	3.91	2.28	6.72

Prudential plc Annual Report 2013 163

Compensation costs for all share-based compensation plans are determined using the Black-Scholes model, Monte Carlo model or other market consistent valuation methods. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the Prudential LTIP (TSR), GPSP and UK BUPP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities for Prudential shares as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are UK gilt rates with projections for three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the Prudential LTIP (TSR) and GPSP (TSR) volatility and correlation between Prudential and a basket of 18 competitor companies is required. For grants in 2013, an average index volatility and correlation of 26 per cent and 60 per cent respectively, were used. Market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

d Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2013 £m	2012 £m
Share-based compensation expense	83	58
Amount accounted for as equity-settled	63	42
Carrying value at 31 December of liabilities arising from share-based payment transactions	23	24
Intrinsic value of above liabilities for which rights had vested at 31 December	17	16

B3.3 Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2013 £m	2012 £m
Salaries and short-term benefits	16.5	13.8
Post-employment benefits	1.0	1.2
Share-based payments	14.3	11.8
	31.8	26.8

Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

The share-based payments charge comprises £9.3 million (2012: £8.0 million), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note B3.2) and £5.0 million (2012: £3.8 million) of deferred share awards.

Total key management remuneration includes total directors' remuneration of £48.9 million (2012: £40.1 million) less LTIP releases of £26.4 million (2012: £21.3 million) as shown in the directors' remuneration table and related footnotes in the directors' remuneration report. Further information on directors' remuneration is given in the directors' remuneration report.

B3.4 Fees payable to the auditor

	2013 £m	2012 £m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.0	2.0
Fees payable to the Company's auditor and its associates for other services:		
Audit of subsidiaries pursuant to legislation	6.8	6.5
Audit-related assurance services	2.8	3.2
Tax compliance services	0.8	0.5
Other assurance services	1.1	0.5
Services relating to corporate finance transactions	0.5	0.4
All other services	1.2	1.2
Total	15.2	14.3

In addition, there were fees incurred of £0.1 million (2012: £0.1 million) for the audit of pension schemes.

Financial statements
B: Earnings performance

164 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

B: Earnings performance continued

B4: Effect of changes and other accounting features on insurance assets and liabilities

In addition to the effect of the new accounting pronouncements for 2013 as disclosed in note A2, the following features are of particular relevance to the determination of the 2013 results:

a Asia insurance operations

In 2013, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £44 million credit (2012: £48 million) representing a small number of non-recurring items.

In 2012, the basis of determining the valuation rate of interest was altered to align with a permitted practice of the Hong Kong authorities for regulatory reporting. The main change is to apply a valuation rate of interest that incorporates a reinvestment yield that is weighted by reference to current and the historical three-year average rather than the year end rate. The change reduced the carrying value of policyholder liabilities at 31 December 2012 by £95 million. This benefit is included within the short-term fluctuations in investment returns in the Group's supplementary analysis of profit. The 2012 operating profit also included the £51 million gain on sale of stake in China Life of Taiwan.

b US insurance operations

Amortisation of deferred acquisition costs

Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For 2013, reflecting the positive market returns in the year, there was a credit for decelerated amortisation of £82 million (2012: £56 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

Other

In 2013, Jackson revised its projected long-term separate account return from 8.4 per cent to 7.4 per cent net of external fund management fees. The effect of this change together with other assumption changes and recalibration of modelling of accounting values of guarantees gave rise to a net benefit of £6 million to profit before tax.

c UK insurance operations

Annuity business: allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

Prudential Retirement Income Limited (PRIL) is the principal company which writes the UK's shareholder backed business.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, based on the asset mix at the these dates are shown below.

	31 December 2013			31 December 2012		
	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates[note (i)]	133	–	133	161	–	161
Credit risk allowance						
Long-term expected defaults[note (ii)]	15	–	15	15	–	15
Additional provisions[note (iii)]	47	(19)	28	50	(23)	27
Total credit risk allowance	62	(19)	43	65	(23)	42
Liquidity premium	71	19	90	96	23	119

Notes

(i) Bond spread over swap rates reflects market observed data.

(ii) Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.

(iii) Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Prudential plc Annual Report 2013 165

Movement in the credit risk allowance

The movement during 2013 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis (bps)	IFRS (bps)
	Total	Total
Total allowance for credit risk at 31 December 2012	65	42
Credit rating changes	2	1
Asset trading	(3)	(2)
New business and other	(2)	2
Total allowance for credit risk at 31 December 2013	62	43

The methodology applied is to retain favourable credit experience in short-term allowances for credit risk on the IFRS basis but such surplus experience is not retained in the Pillar 1 credit provisions.

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 47 per cent (2012: 40 per cent) of the bond spread over swap rates. For IFRS purposes it represents 32 per cent (2012: 26 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2013 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis £bn	IFRS £bn
	Total	Total
PRIL	1.7	1.2
PAC non-profit sub-fund	0.2	0.1
Total – 31 December 2013	1.9	1.3
Total – 31 December 2012	2.1	1.3

Mortality and other assumption changes

For the shareholder-backed business, the net effect of assumption changes was a credit of £20 million (2012: a charge of £17 million). This comprises the aggregate effect of changes to mortality assumptions offsetting releases of margins and altered expenses and other assumptions, where appropriate, in the two periods.

B5: Tax charge

a Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2013 £m			2012* £m
Tax charge	Current tax	Deferred tax	Total	Total
UK tax	(178)	(122)	(300)	(421)
Overseas tax	(221)	(215)	(436)	(533)
Total tax charge	(399)	(337)	(736)	(954)

Financial statements
B: Earnings performance

166 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

B: Earnings performance continued

B5: Tax charge continued

The total tax charge comprises:

	2013 £m	2012* £m
Current tax expense:		
Corporation tax	(414)	(942)
Adjustments in respect of prior years	15	144
Total current tax	(399)	(798)
Deferred tax arising from:		
Origination and reversal of temporary differences	(392)	(182)
Impact of changes in local statutory tax rates	55	30
Expense in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	–	(4)
Total deferred tax charge	(337)	(156)
Total tax charge	(736)	(954)

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The current tax charge of £399 million includes £18 million (2012: £17 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

Until the end of 2012 for the Group's UK life insurance companies, shareholders' profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders' profits are calculated using accounting profit or loss as a starting point.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2013 £m			2012* £m
Tax charge	Current tax	Deferred tax	Total	Total
Tax charge to policyholders' returns	(207)	(240)	(447)	(370)
Tax charge attributable to shareholders	(192)	(97)	(289)	(584)
Total tax charge	(399)	(337)	(736)	(954)

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The principal reason for the increase in the tax charge attributable to policyholders' returns is an increase in deferred tax on net unrealised gains on investments in UK insurance operations. The credit of £69 million on unrealised gains and losses on investments shown in the table below reflects a credit on unrealised losses on investments in US insurance operations which exceeds the charge on UK insurance operations.

The total deferred tax charge arises as follows:

	2013 £m	2012* £m
Unrealised gains and losses on investments	69	(89)
Balances relating to investment and insurance contracts	(44)	467
Short-term timing differences	(314)	(206)
Capital allowances	(7)	–
Unused tax losses	(41)	(328)
Deferred tax charge	(337)	(156)

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

In 2013, a deferred tax credit of £598 million (2012: charge of £198 million) has been taken through other comprehensive income.

Prudential plc Annual Report 2013 167

b Reconciliation of effective tax rate

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders. A reconciliation of tax charge on profit attributable to shareholders is provided below.

Overview of reconciliation of effective tax rate

	2013 £m			2012* £m		
	Attributable to shareholders	Attributable to policyholders†	Total	Attributable to shareholders	Attributable to policyholders†	Total
Profit before tax	1,635	447	2,082	2,747	370	3,117
Taxation charge:						
Expected tax rate	26%	100%	42%	27%	100%	36%
Expected tax charge	(429)	(447)	(876)	(750)	(370)	(1,120)
Variance from expected tax charge	140	–	140	166	–	166
Actual tax charge	(289)	(447)	(736)	(584)	(370)	(954)
Average effective tax rate	18%	100%	35%	21%	100%	31%

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

† For the column entitled 'Attributable to policyholders', the profit (loss) before tax represents income, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This income has been determined after deduction of charges for policyholder benefits and movements on unallocated surplus which are determined net of tax. Hence, the pre-tax results attributable to policyholders is the inverse of the tax charge attributable to policyholders.

Reconciliation of tax charge on profit attributable to shareholders

	2013 £m (except for tax rates)				
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit (loss) based on longer-term investment returns	1,001	1,243	735	(25)	2,954
Non-operating loss	(313)	(690)	(289)	(27)	(1,319)
Profit (loss) before tax attributable to shareholders	688	553	446	(52)	1,635
Expected tax rate:†	21%	35%	23%	23%	26%
Tax charge (credit) at the expected tax rate	144	194	103	(12)	429
Effects of:					
Adjustment to tax charge in relation to prior years	(3)	–	4	(7)	(6)
Movements in provisions for open tax matters	5	–	–	(12)	(7)
Income not taxable or taxable at concessionary rates	(45)	(88)	–	(10)	(143)
Deductions not allowable for tax purposes	61	–	–	5	66
Impact of changes in local statutory tax rates	(9)	–	(51)	5	(55)
Deferred tax adjustments	(4)	–	–	(8)	(12)
Effect of results of joint ventures and associates	(10)	–	–	(8)	(18)
Irrecoverable withholding taxes	–	–	–	20	20
Other	9	(5)	16	(5)	15
Total actual tax charge (credit)	148	101	72	(32)	289
Analysed into:					
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	173	343	132	(10)	638
Tax credit on non-operating loss	(25)	(242)	(60)	(22)	(349)
Actual tax rate:					
Operating profit based on longer-term investment returns	17%	28%	18%	40%	22%
Total profit	22%	18%	16%	62%	18%

* The expected and actual tax rates as shown includes the impact of the held for sale Japan life business. The tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	23%	27%
Actual tax rate:		
Operating profit based on longer-term investment returns	17%	22%
Total profit	19%	17%

† The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

Financial statements
B: Earnings performance

168 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

B: Earnings performance continued

B5: Tax charge continued

	2012* £m (except for tax rates)				
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	906	964	736	(86)	2,520
Non-operating profit (loss)	71	(109)	136	129	227
Profit before tax attributable to shareholders	977	855	872	43	2,747
Expected tax rate:†	23%	35%	24.5%	24.5%	27%
Tax at the expected tax rate	225	300	214	11	750
Effects of:					
Adjustment to tax charge in relation to prior years	(14)	10	(26)	(10)	(40)
Movements in provisions for open tax matters	–	(3)	–	32	29
Income not taxable or taxable at concessionary rates	(68)	(68)	–	(2)	(138)
Deductions not allowable for tax purposes	29	–	–	3	32
Impact of changes in local statutory tax rates	–	–	(39)	9	(30)
Deferred tax adjustments	(5)	–	8	–	3
Effect of results of joint ventures and associates	(24)	–	–	(5)	(29)
Irrecoverable withholding taxes	–	–	–	14	14
Other	3	(5)	7	(12)	(7)
Total actual tax charge	146	234	164	40	584
Analysed into:					
Tax charge on operating profit (loss) based on longer-term investment returns	133	272	126	36	567
Tax charge (credit) on non-operating profit (loss)	13	(38)	38	4	17
Actual tax rate:					
Operating profit (loss) based on longer-term investment returns	15%	28%	17%	(42)%	23%
Total profit	15%	27%	19%	93%	21%

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
† The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

c Taxes paid

In 2013 Prudential remitted £1.8 billion (2012: £2.2 billion) of tax to revenue authorities, this includes £418 million (2012: £925 million) of corporation tax, £236 million of other taxes and £1,143 million collected on behalf of employees, customers and third parties.

The geographical split of taxes remitted by Prudential is as follows:

	2013 £m				2012 £m			
	Corporation taxes*	Other taxes†	Taxes collected‡	Total	Corporation taxes*	Other taxes†	Taxes collected‡	Total
Asia	**148**	**48**	**123**	**319**	221	37	152	410
US	**(58)**	**35**	**315**	**292**	181	25	264	470
UK	**327**	**152**	**702**	**1,181**	522	121	662	1,305
Other	**1**	**1**	**3**	**5**	1	1	–	2
Total tax paid	**418**	**236**	**1,143**	**1,797**	925	184	1,078	2,187

* In certain countries such as the UK, the corporation tax payments for the Group's life insurance businesses are based on taxable profits which include policyholder investment returns on certain life insurance products.
† Other taxes paid includes property taxes, withholding taxes, customs duties, stamp duties, employer payroll taxes and irrecoverable indirect taxes.
‡ Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which includes sales/value added tax/goods and services taxes, employee and annuitant payroll taxes.

The 2013 corporation tax payments are lower than 2012 reflecting (i) refunds received in 2013 of overpaid tax in relation to prior period tax returns in Asia and US, (ii) US tax payments being reduced due to impact of tax relief on movements in derivatives held to manage Jackson's exposure to financial markets, and (iii) reductions in UK equity and bond investment gains.

Prudential plc Annual Report 2013 169

B6: Earnings per share

	Note	2013 Before tax note B11 £m	2013 Tax note B5 £m	2013 Net of tax £m	2013 Basic earnings per share pence	2013 Diluted earnings per share pence
Based on operating profit based on longer-term investment returns		2,954	(638)	2,316	90.9p	90.7p
Short-term fluctuations in investment returns on shareholder-backed business	B12	(1,110)	318	(792)	(31.1)p	(31.0)p
Amortisation of acquisition accounting adjustments		(72)	24	(48)	(1.9)p	(1.9)p
Loss attaching to held for sale Japan life business	D1	(102)	–	(102)	(4.0)p	(4.0)p
Costs of domestication of Hong Kong branch	D2	(35)	7	(28)	(1.1)p	(1.1)p
Based on profit for the year		1,635	(289)	1,346	52.8p	52.7p

	Note	2012* Before tax note B11 £m	2012* Tax note B5 £m	2012* Net of tax £m	2012* Basic earnings per share pence	2012* Diluted earnings per share pence
Based on operating profit based on longer-term investment returns		2,520	(567)	1,953	76.9p	76.8p
Short-term fluctuations in investment returns on shareholder-backed business	B12	187	(24)	163	6.4p	6.4p
Gain on dilution of holdings in PPMSA		42	–	42	1.7p	1.7p
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC		(19)	7	(12)	(0.5)p	(0.5)p
Profit attaching to held for sale Japan life business	D1	17	–	17	0.6p	0.6p
Based on profit for the year		2,747	(584)	2,163	85.1p	85.0p

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The tables above exclude actuarial and other gains and losses on defined benefit pension schemes which, following the changes to IAS 19 described in note A2, are now reported in Other Comprehensive Income. Furthermore, in order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan life business are included separately within the supplementary analysis of profit.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2013 millions	2012 millions
Weighted average number of shares for calculation of:		
Basic earnings per share	2,548	2,541
Shares under option at end of year	10	9
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)
Diluted earnings per share	2,552	2,544

Financial statements
B: Earnings performance

170 Prudential plc Annual Report 2013 **Financial statements** **Notes to Primary statements**

B: Earnings performance continued

B7: Dividends

	2013		2012	
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:				
Interim dividend	**9.73p**	**249**	8.40p	215
Final dividend	**23.84p**	**610**	20.79p	532
Total	**33.57p**	**859**	29.19p	747
Dividends declared and paid in reporting year:				
Current year interim dividend	**9.73p**	**249**	8.40p	215
Final dividend for prior year	**20.79p**	**532**	17.24p	440
Total	**30.52p**	**781**	25.64p	655

Dividend per share

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2012 of 20.79 pence per ordinary share was paid to eligible shareholders on 23 May 2013 and the 2013 interim dividend of 9.73 pence per ordinary share was paid to eligible shareholders on 26 September 2013.

The 2013 final dividend of 23.84 pence per ordinary share will be paid on 22 May 2014 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 28 March 2014 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 2 June 2014. The final dividend will be paid on or about 29 May 2014 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 11 March 2014. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

Prudential plc Annual Report 2013 171

C: Balance sheet notes

C1: Analysis of Group position by segment and business type

To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

C1.1 Group statement of financial position – analysis by segment a Position as at 31 December 2013

		2013 £m							
		Insurance operations							
By operating segment	Note	Asia C2.1	US C2.2	UK C2.3	Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Intragroup eliminations	31 Dec Group total
Assets [note (i)]									
Intangible assets attributable to shareholders:									
Goodwill	C5.1(a)	231	–	–	231	1,230	–	–	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	1,026	4,140	90	5,256	20	19	–	5,295
Total		1,257	4,140	90	5,487	1,250	19	–	6,756
Intangible assets attributable to with-profits funds:									
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	–	–	177	177	–	–	–	177
Deferred acquisition costs and other intangible assets	C5.2(b)	66	–	6	72	–	–	–	72
Total		66	–	183	249	–	–	–	249
Total		1,323	4,140	273	5,736	1,250	19	–	7,005
Deferred tax assets	C8	55	2,042	142	2,239	119	54	–	2,412
Other non-investment and non-cash assets [note (ii)]		1,073	6,710	5,808	13,591	1,356	4,500	(7,090)	12,357
Investments of long-term business and other operations:									
Investment properties		1	28	11,448	11,477	–	–	–	11,477
Investments in joint ventures and associates accounted for using the equity method	D7	268	–	449	717	92	–	–	809
Financial investments:									
Loans	C3.4	922	6,375	4,173	11,470	1,096	–	–	12,566
Equity securities and portfolio holdings in unit trusts		14,383	66,008	39,745	120,136	65	21	–	120,222
Debt securities	C3.3	18,554	30,292	82,014	130,860	2,045	–	–	132,905
Other investments		41	1,557	4,603	6,201	61	3	–	6,265
Deposits		896	–	11,252	12,148	65	–	–	12,213
Total investments		35,065	104,260	153,684	293,009	3,424	24	–	296,457
Assets held for sale	D1	916	–	–	916	–	–	–	916
Cash and cash equivalents [note (iii)]		1,522	604	2,586	4,712	1,562	511	–	6,785
Total assets	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932

Financial statements
C: Balance sheet notes

172 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

		2013 £m							
		Insurance operations							
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total
Equity and liabilities									
Equity									
Shareholders' equity		2,795	3,446	2,998	9,239	1,991	(1,580)	–	9,650
Non-controlling interests		1	–	–	1	–	–	–	1
Total equity		2,796	3,446	2,998	9,240	1,991	(1,580)	–	9,651
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Insurance contract liabilities		31,540	104,971	81,674	218,185	–	–	–	218,185
Investment contract liabilities with discretionary participation features		240	–	35,352	35,592	–	–	–	35,592
Investment contract liabilities without discretionary participation features		130	2,440	17,606	20,176	–	–	–	20,176
Unallocated surplus of with-profits funds		77	–	11,984	12,061	–	–	–	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	31,987	107,411	146,616	286,014	–	–	–	286,014
Core structural borrowings of shareholder-financed operations:									
Subordinated debt		–	–	–	–	–	3,662	–	3,662
Other		–	150	–	150	275	549	–	974
Total	C6.1	–	150	–	150	275	4,211	–	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2	–	142	74	216	3	1,933	–	2,152
Borrowings attributable to with-profits operations	C6.2	–	–	895	895	–	–	–	895
Other non-insurance liabilities:									
Obligations under funding, securities lending and sale and repurchase agreements		–	794	1,280	2,074	–	–	–	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,038	26	4,214	5,278	–	–	–	5,278
Deferred tax liabilities	C8.1	594	1,948	1,213	3,755	14	9	–	3,778
Current tax liabilities	C8.2	45	–	181	226	8	161	–	395
Accruals and deferred income		106	–	383	489	302	33	–	824
Other creditors		1,797	666	3,240	5,703	4,684	10	(7,090)	3,307
Provisions	C12	85	11	166	262	298	75	–	635
Derivative liabilities	C3.5(b)	58	515	804	1,377	112	200	–	1,689
Other liabilities[note (ii)]		580	2,647	429	3,656	24	56	–	3,736
Total		4,303	6,607	11,910	22,820	5,442	544	(7,090)	21,716
Liabilities held for sale	D1(c)	868	–	–	868	–	–	–	868
Total liabilities		37,158	114,310	159,495	310,963	5,720	6,688	(7,090)	316,281
Total equity and liabilities	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932

Prudential plc Annual Report 2013 173

b Position as at 31 December 2012

By operating segment	Note	2012* £m Insurance operations Asia C2.1	US C2.2	UK C2.3	Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Intragroup eliminations	31 Dec Group total
Assets note (i)									
Intangible assets attributable to shareholders:									
Goodwill	C5.1(a)	239	–	–	239	1,230	–	–	1,469
Deferred acquisition costs and other intangible assets	C5.2(b)	819	3,222	105	4,146	13	18	–	4,177
Total		1,058	3,222	105	4,385	1,243	18	–	5,646
Intangible assets attributable to with-profits funds:									
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.1(a)	–	–	178	178	–	–	–	178
Deferred acquisition costs and other intangible assets	C5.2(b)	72	–	6	78	–	–	–	78
Total		72	–	184	256	–	–	–	256
Total		1,130	3,222	289	4,641	1,243	18	–	5,902
Deferred tax assets	C8	76	1,889	183	2,148	106	52	–	2,306
Other non-investment and non-cash assets note (ii)		1,023	6,792	5,448	13,263	1,036	3,766	(6,113)	11,952
Investments of long-term business and other operations:									
Investment properties		2	24	10,528	10,554	–	–	–	10,554
Investments in joint ventures and associates accounted for using the equity method	D7	284	–	259	543	92	–	–	635
Financial investments:									
Loans	C3.4	1,006	6,235	4,303	11,544	1,199	–	–	12,743
Equity securities and portfolio holdings in unit trusts		12,730	49,551	36,281	98,562	64	–	–	98,626
Debt securities	C3.3	20,067	32,993	84,008	137,068	1,839	–	–	138,907
Other investments		927	2,296	4,256	7,479	41	27	–	7,547
Deposits		851	211	11,131	12,193	55	–	–	12,248
Total investments		35,867	91,310	150,766	277,943	3,290	27	–	281,260
Assets held for sale		–	–	98	98	–	–	–	98
Cash and cash equivalents note (iii)		1,545	513	2,668	4,726	918	482	–	6,126
Total assets	C3.1	39,641	103,726	159,452	302,819	6,593	4,345	(6,113)	307,644

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Financial statements
C: Balance sheet notes

174 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

2012* Łm

Unallocated to a

Asset segment Intra-

Insurance operations Total manage- (central group 31 Dec insurance opera— Group Asia US UK operations eliminations) total

By operating segment Note C2.1 C2.2 C2.3 C2.4

Equity and liabilities

Equity

Shareholders’ equity 2,529 4,343 3,033 9,905 1,937 (1,483) – 10,359 Non-controlling interests 4 – 1 5 – – – 5 Total equity 2,533 4,343 3,034 9,910 1,937 (1,483) – 10,364

Liabilities

Policyholder liabilities and unallocated surplus of with-profits funds:

Insurance contract liabilities 31,026 90,192 84,266 205,484 – – – 205,484 Investment contract liabilities with discretionary participation features 348 – 33,464 33,812 – – – 33,812 Investment contract liabilities without discretionary participation features 127 2,069 16,182 18,378 – – – 18,378 Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds) 63 – 10,526 10,589 – – – 10,589 Total policyholder liabilities and unallocated surplus of with-profits funds C4 31,564 92,261 144,438 268,263 – – – 268,263 Core structural borrowings of shareholder-financed operations: Subordinated debt – – – – – 2,577 – 2,577 Other – 153 – 153 275 549 – 977 Total C6.1 – 153 – 153 275 3,126 – 3,554 Operational borrowings attributable to shareholder-financed operations C6.2 7 26 127 160 1 2,084 – 2,245 Borrowings attributable to with-profits operations C6.2 – – 968 968 – – – 968 Other non-insurance liabilities: Obligations under funding, securities lending and sale and repurchase agreements – 920 1,461 2,381 – – – 2,381 Net asset value attributable to unit holders of consolidated unit trusts and similar funds 1,765 25 3,355 5,145 – – – 5,145 Deferred tax liabilities C8.1 582 2,168 1,185 3,935 13 16 – 3,964 Current tax liabilities C8.2 46 – 237 283 9 151 – 443 Accruals and deferred income 100 – 362 462 261 28 – 751 Other creditors 1,544 611 2,747 4,902 3,767 145 (6,113) 2,701 Provisions C12 61 20 291 372 144 75 – 591 Derivative liabilities C3.5(b) 837 645 1,010 2,492 150 190 – 2,832 Other liabilities note (iv) 602 2,554 237 3,393 36 13 – 3,442 Total 5,537 6,943 10,885 23,365 4,380 618 (6,113) 22,250 Total liabilities 37,108 99,383 156,418 292,909 4,656 5,828 (6,113) 297,280 Total equity and liabilities 39,641 103,726 159,452 302,819 6,593 4,345 (6,113) 307,644

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Prudential plc Annual Report 2013 175

Notes

(i) The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within ‘other non-investment and non-cash assets’. Items defined as financial instruments or related to insurance contracts are excluded. The Group’s total non-current assets at 31 December comprise:

2013 Łm 2012* Łm

UK including insurance operations, M&G and central operations 2,090 1,927 US 157 152 Asia† 827 629 Total 3,074 2,708

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

† No individual country in Asia held non-current assets at the end of the year which exceeded 10 per cent of the Group total.

(ii) Included within other non-investment and non-cash assets are accrued investment income of Ł2,609 million (2012: Ł2,771 million) and other debtors of Ł1,746 million (2012: Ł1,325 million).

2013 Łm 2012* Łm

Accrued investment income

Interest receivable 1,951 1,986 Other 658 785 Total 2,609 2,771 Other debtors comprises: Amounts due from Policyholders 303 257 Intermediaries 26 27 Reinsurers 16 21 Other 1,401 1,020 Total 1,746 1,325

Total accrued investment income and other debtors 4,355 4,096

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Of the other Ł4,355 million (2012: Ł4,096 million) of accrued investment income and other debtors, Ł350 million (2012: Ł523 million) is expected to be settled after one year or more.

(iii) Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days’ maturity from the date of acquisition. The component breakdown is as follows:

2013 Łm 2012* Łm

Cash 5,605 4,696 Cash equivalents 1,180 1,430

Total cash and cash equivalents 6,785 6,126 Financial

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Of the total cash and cash equivalents Ł511 million (31 December 2012: Ł482 million) are held centrally and considered to be available for general use by the

Group. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders. statements (iv) Other liabilities comprise:

2013 Łm 2012* Łm

Creditors arising from direct insurance and reinsurance operations 1,159 1,095

C:

Interest payable 56 62

Other items† 2,521 2,285 Balance Total 3,736 3,442 sheet

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2. notes

† Of the Ł2,521 million (2012: Ł2,285 million) other items as at 31 December 2013, Ł2,051 million (2012: Ł2,021 million) related to liabilities for funds withheld under reinsurance arrangement of the Group’s US operations from the purchase of REALIC, as discussed in note D1.

176 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C1: Analysis of Group position by segment and business type continued

C1.2 Group statement of financial position – analysis by business type

		2013 £m							2012* £m
		Policyholder	Shareholder-backed business						
	Note	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total	31 Dec Group total
Assets									
Intangible assets attributable to shareholders:									
Goodwill	C5.1	–	–	231	1,230	–	–	1,461	1,469
Deferred acquisition costs and other intangible assets	C5.1	–	–	5,256	20	19	–	5,295	4,177
Total		–	–	5,487	1,250	19	–	6,756	5,646
Intangible assets attributable to with-profits funds:									
In respect of acquired subsidiaries for venture fund and other investment purposes		177	–	–	–	–	–	177	178
Deferred acquisition costs and other intangible assets		72	–	–	–	–	–	72	78
Total		249	–	–	–	–	–	249	256
Total		249	–	5,487	1,250	19	–	7,005	5,902
Deferred tax assets	C8	83	1	2,155	119	54	–	2,412	2,306
Other non-investment and non-cash assets		3,331	599	9,661	1,356	4,500	(7,090)	12,357	11,952
Investments of long-term business and other operations:									
Investment properties		9,260	645	1,572	–	–	–	11,477	10,554
Investments in joint ventures and associates accounted for using the equity method		383	–	334	92	–	–	809	635
Financial investments:									
Loans	C3.4	3,346	–	8,124	1,096	–	–	12,566	12,743
Equity securities and portfolio holdings in unit trusts		28,365	90,872	899	65	21	–	120,222	98,626
Debt securities	C3.3	57,791	9,622	63,447	2,045	–	–	132,905	138,907
Other investments		4,309	36	1,856	61	3	–	6,265	7,547
Deposits		9,486	1,024	1,638	65	–	–	12,213	12,248
Total investments		112,940	102,199	77,870	3,424	24	–	296,457	281,260
Assets held for sale	D1	–	328	588	–	–	–	916	98
Cash and cash equivalents		1,952	982	1,778	1,562	511	–	6,785	6,126
Total assets		118,555	104,109	97,539	7,711	5,108	(7,090)	325,932	307,644

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Prudential plc Annual Report 2013 177

	Note	2013 £m							2012* £m
		Policyholder	Shareholder-backed business						
	Note	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec Group total	31 Dec Group total
Equity and liabilities									
Equity									
Shareholders' equity		–	–	9,239	1,991	(1,580)	–	9,650	10,359
Non-controlling interests		–	–	1	–	–	–	1	5
Total equity		–	–	9,240	1,991	(1,580)	–	9,651	10,364
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		96,991	101,251	75,711	–	–	–	273,953	257,674
Unallocated surplus of with-profits funds		12,061	–	–	–	–	–	12,061	10,589
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	109,052	101,251	75,711	–	–	–	286,014	268,263
Core structural borrowings of shareholder-financed operations:									
Subordinated debt		–	–	–	–	3,662	–	3,662	2,577
Other		–	–	150	275	549	–	974	977
Total	C6.1	–	–	150	275	4,211	–	4,636	3,554
Operational borrowings attributable to shareholder-financed operations	C6.2	–	–	216	3	1,933	–	2,152	2,245
Borrowings attributable to with-profits operations	C6.2	895	–	–	–	–	–	895	968
Deferred tax liabilities	C8	1,192	44	2,519	14	9	–	3,778	3,964
Other non-insurance liabilities		7,416	2,486	9,163	5,428	535	(7,090)	17,938	18,286
Liabilities held for sale	D1	–	328	540	–	–	–	868	–
Total liabilities		118,555	104,109	88,299	5,720	6,688	(7,090)	316,281	297,280
Total equity and liabilities		118,555	104,109	97,539	7,711	5,108	(7,090)	325,932	307,644

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Financial statements
C: Balance sheet notes

178 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C2: Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show separately assets and liabilities of each segment by business type.

C2.1 Asia insurance operations

	2013 £m				2012* £m
	With-profits business note (i)	Unit-linked assets and liabilities	Other business	31 Dec Total	31 Dec Total
Assets					
Intangible assets attributable to shareholders:					
Goodwill	–	–	231	231	239
Deferred acquisition costs and other intangible assets	–	–	1,026	1,026	819
Total	–	–	1,257	1,257	1,058
Intangible assets attributable to with-profits funds:					
Deferred acquisition costs and other intangible assets	66	–	–	66	72
Deferred tax assets	–	1	54	55	76
Other non-investment and non-cash assets	320	131	622	1,073	1,023
Investments of long-term business and other operations:					
Investment properties	–	–	1	1	2
Investments in joint ventures and associates accounted for using the equity method	–	–	268	268	284
Financial investments:					
Loans C3.4	522	–	400	922	1,006
Equity securities and portfolio holdings in unit trusts	4,538	9,274	571	14,383	12,730
Debt securities C3.3	9,736	2,451	6,367	18,554	20,067
Other investments	8	21	12	41	927
Deposits	304	260	332	896	851
Total investments	15,108	12,006	7,951	35,065	35,867
Assets held for sale	–	328	588	916	–
Cash and cash equivalents	392	332	798	1,522	1,545
Total assets	15,886	12,798	11,270	39,954	39,641
Equity and liabilities					
Equity					
Shareholders' equity	–	–	2,795	2,795	2,529
Non-controlling interests	–	–	1	1	4
Total equity	–	–	2,796	2,796	2,533
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	13,138	11,918	6,854	31,910	31,501
Unallocated surplus of with-profits funds note (ii)	77	–	–	77	63
Total C4.1(b)	13,215	11,918	6,854	31,987	31,564
Operational borrowings attributable to shareholder-financed operations	–	–	–	–	7
Deferred tax liabilities	403	44	147	594	582
Other non-insurance liabilities	2,268	508	933	3,709	4,955
Liabilities held for sale	–	328	540	868	–
Total liabilities	15,886	12,798	8,474	37,158	37,108
Total equity and liabilities	15,886	12,798	11,270	39,954	39,641

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i) The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(ii) For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

Prudential plc Annual Report 2013 179

C2.2 US insurance operations

	2013 £m			2012 £m
	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	31 Dec Total	31 Dec Total
Assets				
Intangible assets attributable to shareholders:				
Deferred acquisition costs and other intangibles	–	4,140	4,140	3,222
Total	–	4,140	4,140	3,222
Deferred tax assets	–	2,042	2,042	1,889
Other non-investment and non-cash assets[note (iv)]	–	6,710	6,710	6,792
Investments of long-term business and other operations:				
Investment properties	–	28	28	24
Financial investments:				
Loans[C3.4]	–	6,375	6,375	6,235
Equity securities and portfolio holdings in unit trusts[note (iii)]	65,681	327	66,008	49,551
Debt securities[C3.3]	–	30,292	30,292	32,993
Other investments[note (ii)]	–	1,557	1,557	2,296
Deposits	–	–	–	211
Total investments	65,681	38,579	104,260	91,310
Cash and cash equivalents	–	604	604	513
Total assets	65,681	52,075	117,756	103,726
Equity and liabilities				
Equity				
Shareholders' equity[note (vi)]	–	3,446	3,446	4,343
Total equity	–	3,446	3,446	4,343
Liabilities				
Policyholder liabilities:				
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)[note (v)]	65,681	41,730	107,411	92,261
Total[C4.1(c)]	65,681	41,730	107,411	92,261
Core structural borrowings of shareholder-financed operations	–	150	150	153
Operational borrowings attributable to shareholder-financed operations	–	142	142	26
Deferred tax liabilities	–	1,948	1,948	2,168
Other non-insurance liabilities[note (iv)]	–	4,659	4,659	4,775
Total liabilities	65,681	48,629	114,310	99,383
Total equity and liabilities	65,681	52,075	117,756	103,726

Notes

(i) These amounts are for Separate Account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account eg in respect of guarantees are shown within other business.

(ii) Other investments comprise:

	2013 £m	2012 £m
Derivative assets*	766	1,546
Partnerships in investment pools and other†	791	750
	1,557	2,296

* After taking account of the derivative liabilities of £515 million (2012: £645 million), which are also included in Other non-insurance liabilities, the derivative position for US operations is a net asset of £251 million (2012: £901 million).

† Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 166 (2012: 167) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii) Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity-based.

(iv) Included within other non-investment and non-cash assets of £6,710 million (2012: £6,792 million) were balances of £6,065 million (2012: £6,076 million) for reinsurers' share of insurance contract liabilities. Of the £6,065 million as at 31 December 2013, £5,410 million related to the reinsurance ceded by the REALIC business acquired in 2012 (2012: £5,234 million). REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2013, the funds withheld liability of £2,051 million (2012: £2,021 million) was recorded within other non-insurance liabilities.

Financial statements
C: Balance sheet notes

180 Prudential plc Annual Report 2013 **Financial statements** **Notes to Primary statements**

C: Balance sheet notes continued

C2: Analysis of segment position by business type continued

(v) In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts, which, in substance are almost identical to GICs. The liabilities under these funding agreements totalled £485 million (2012: £825 million) and are included in other non-insurance liabilities in the statement of financial position above.

(vi) Changes in shareholders' equity

	2013 £m	2012 £m
Operating profit based on longer-term investment returns[B1.1]	1,243	964
Short-term fluctuations in investment returns[B1.2]	(625)	(90)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(65)	(19)
Profit before shareholder tax	553	855
Tax[B5]	(101)	(234)
Profit for the year	452	621

	2013 £m	2012 £m
Profit for the year (as above)	452	621
Items recognised in other comprehensive income:		
Exchange movements	(32)	(181)
Unrealised valuation movements on securities classified as available-for-sale:		
Unrealised holding (losses) gains arising during the year	(2,025)	930
Deduct net gains included in the income statement	(64)	(68)
Total unrealised valuation movements	(2,089)	862
Related change in amortisation of deferred acquisition costs[C5.1(b)]	498	(270)
Related tax	557	(205)
Total other comprehensive (loss) income	(1,066)	206
Total comprehensive (loss) income for the year	(614)	827
Dividends, interest payments to central companies and other movements	(283)	(245)
Net (decrease) increase in equity	(897)	582
Shareholders' equity at beginning of year	4,343	3,761
Shareholders' equity at end of year	3,446	4,343

Prudential plc Annual Report 2013 181

C2.3 UK insurance operations

Of the total investments of £154 billion in UK insurance operations, £98 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

	2013 £m						2012* £m
			Other funds and subsidiaries				
By operating segment	Scottish Amicable Insurance Fund note (iii)	PAC with-profits sub-fund notes (i),(ii)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total	31 Dec Total
Assets							
Intangible assets attributable to shareholders:							
Deferred acquisition costs and other intangible assets	–	–	–	90	90	90	105
Total	–	–	–	90	90	90	105
Intangible assets attributable to with-profits funds:							
In respect of acquired subsidiaries for venture fund and other investment purposes	–	177	–	–	–	177	178
Deferred acquisition costs	–	6	–	–	–	6	6
Total	–	183	–	–	–	183	184
Total	–	183	–	90	90	273	289
Deferred tax assets	1	82	–	59	59	142	183
Other non-investment and non-cash assets	267	2,744	468	2,329	2,797	5,808	5,448
Investments of long-term business and other operations:							
Investment properties	456	8,804	645	1,543	2,188	11,448	10,528
Investments in joint ventures and associates accounted for using the equity method	–	383	–	66	66	449	259
Financial investments:							
Loans[C3.4]	96	2,728	–	1,349	1,349	4,173	4,303
Equity securities and portfolio holdings in unit trusts	2,060	21,767	15,917	1	15,918	39,745	36,281
Debt securities[C3.3]	3,340	44,715	7,171	26,788	33,959	82,014	84,008
Other investments[note (iv)]	315	3,986	15	287	302	4,603	4,256
Deposits	694	8,488	764	1,306	2,070	11,252	11,131
Total investments	6,961	90,871	24,512	31,340	55,852	153,684	150,766
Assets held for sale	–	–	–	–	–	–	98
Cash and cash equivalents	196	1,364	650	376	1,026	2,586	2,668
Total assets	7,425	95,244	25,630	34,194	59,824	162,493	159,452

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Financial statements
C: Balance sheet notes

182 Prudential plc Annual Report 2013 **Financial statements** **Notes to Primary statements**

C: Balance sheet notes continued

C2: Analysis of segment position by business type continued

	2013 £m						2012* £m
			Other funds and subsidiaries				
	Scottish Amicable Insurance Fund note (iii)	PAC with-profits sub-fund notes (i),(ii)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total	31 Dec Total
Equity and liabilities							
Equity							
Shareholders' equity	–	–	–	2,998	2,998	2,998	3,033
Non-controlling interests	–	–	–	–	–	–	1
Total equity	–	–	–	2,998	2,998	2,998	3,034
Liabilities							
Policyholder liabilities and unallocated surplus of with-profits funds:							
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	7,112	76,741	23,652	27,127	50,779	134,632	133,912
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)[C4.1(d)]	–	11,984	–	–	–	11,984	10,526
Total	7,112	88,725	23,652	27,127	50,779	146,616	144,438
Operational borrowings attributable to shareholder-financed operations	–	–	–	74	74	74	127
Borrowings attributable to with-profits funds	12	883	–	–	–	895	968
Deferred tax liabilities	53	736	–	424	424	1,213	1,185
Other non-insurance liabilities	248	4,900	1,978	3,571	5,549	10,697	9,700
Total liabilities	7,425	95,244	25,630	31,196	56,826	159,495	156,418
Total equity and liabilities	7,425	95,244	25,630	34,194	59,824	162,493	159,452

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i) The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £12.2 billion (2012: £13.3 billion) of non-profits annuities liabilities. The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.6 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii) The Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund and excludes policyholder liabilities of the Hong Kong branch of PAC.

(iii) The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(iv) Other investments comprise:

	2013 £m	2012* £m
Derivative assets†	1,472	1,349
Partnerships in investment pools and other‡	3,131	2,907
	4,603	4,256

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

† After including derivative liabilities of £804 million (2012: £1,010 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £668 million (2012: £339 million).

‡ Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and, additionally, investments in property funds.

Prudential plc Annual Report 2013 183

C2.4 Asset management operations

	2013 £m				2012* £m
	M&G note (i)	US	Eastspring Investments	31 Dec Total	31 Dec Total
Assets					
Intangible assets:					
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets	17	2	1	20	13
Total	1,170	18	62	1,250	1,243
Other non-investment and non-cash assets	1,210	198	67	1,475	1,142
Investments in joint ventures and associates accounted for using the equity method	34	–	58	92	92
Financial investments:					
Loans[C3.4]	1,096	–	–	1,096	1,199
Equity securities and portfolio holdings in unit trusts	54	–	11	65	64
Debt securities[C3.3]	2,045	–	–	2,045	1,839
Other investments	47	14	–	61	41
Deposits	–	32	33	65	55
Total investments	3,276	46	102	3,424	3,290
Cash and cash equivalents	1,405	56	101	1,562	918
Total assets	7,061	318	332	7,711	6,593
Equity and liabilities					
Equity					
Shareholders' equity	1,602	134	255	1,991	1,937
Total equity	1,602	134	255	1,991	1,937
Liabilities					
Core structural borrowing of shareholder-financed operations	275	–	–	275	275
Intra-group debt represented by operational borrowings at Group level[note (ii)]	1,933	–	–	1,933	2,084
Other non-insurance liabilities[note (iii)]	3,251	184	77	3,512	2,297
Total liabilities	5,459	184	77	5,720	4,656
Total equity and liabilities	7,061	318	332	7,711	6,593

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i) The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.

(ii) Intra-group debt represented by operational borrowings at Group level.
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2013 £m	2012 £m
Commercial paper	1,634	1,535
Medium Term Notes	299	549
Total intra-group debt represented by operational borrowings at Group level	1,933	2,084

(iii) Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

Financial statements
C: Balance sheet notes

184 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement

C3.1 Group assets and liabilities – Classification

The classification of the Group's assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 'Fair Value Measurement'. The basis applied is summarised below:

	2013 £m				
	At fair value		Cost/ Amortised cost/ IFRS 4 basis value note(i)	Total carrying value	Fair value, where applicable
	Through profit and loss	Available-for-sale			
Intangible assets attributable to shareholders:					
Goodwill	–	–	1,461	1,461	
Deferred acquisition costs and other intangible assets	–	–	5,295	5,295	
Total	–	–	6,756	6,756	
Intangible assets attributable to with-profits funds:					
In respect of acquired subsidiaries for venture fund and other investment purposes	–	–	177	177	
Deferred acquisition costs and other intangible assets	–	–	72	72	
Total	–	–	249	249	
Total intangible assets	–	–	7,005	7,005	
Other non-investment and non-cash assets:					
Property, plant and equipment	–	–	920	920	
Reinsurers' share of insurance contract liabilities	–	–	6,838	6,838	
Deferred tax assets	–	–	2,412	2,412	
Current tax recoverable	–	–	244	244	
Accrued investment income	–	–	2,609	2,609	2,609
Other debtors	–	–	1,746	1,746	1,746
Total	–	–	14,769	14,769	
Investments of long-term business and other operations note(ii):					
Investment properties	11,477	–	–	11,477	11,477
Investments accounted for using the equity method	–	–	809	809	
Loans note(iii)	2,137	–	10,429	12,566	12,995
Equity securities and portfolio holdings in unit trusts	120,222	–	–	120,222	120,222
Debt securities note(iv)	102,700	30,205	–	132,905	132,905
Other investments note(v)	6,265	–	–	6,265	6,265
Deposits	–	–	12,213	12,213	12,213
Total investments	242,801	30,205	23,451	296,457	
Assets held for sale	916	–	–	916	916
Cash and cash equivalents	–	–	6,785	6,785	6,785
Total assets	243,717	30,205	52,010	325,932

Prudential plc Annual Report 2013 185

	2013 £m				
	At fair value		Cost/ Amortised cost/ IFRS 4 basis value note (i)	Total carrying value	Fair value, where applicable
	Through profit and loss	Available-for-sale			
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds:					
Insurance contract liabilities	–	–	218,185	218,185	
Investment contract liabilities with discretionary participation features[note (ii)]	–	–	35,592	35,592	
Investment contract liabilities without discretionary participation features	17,736	–	2,440	20,176	20,177
Unallocated surplus of with-profits funds	–	–	12,061	12,061	
Total	17,736	–	268,278	286,014	
Core structural borrowings of shareholder-financed operations:	–	–	4,636	4,636	5,066
Other borrowings:					
Operational borrowings attributable to shareholder-financed operations	–	–	2,152	2,152	2,152
Borrowings attributable to with-profits operations	18	–	877	895	909
Other non-insurance liabilities:					
Obligations under funding, securities lending and sale and repurchase agreements	–	–	2,074	2,074	2,085
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,278	–	–	5,278	5,278
Deferred tax liabilities	–	–	3,778	3,778	
Current tax liabilities	–	–	395	395	
Accruals and deferred income	–	–	824	824	
Other creditors	263	–	3,044	3,307	3,307
Provisions	–	–	635	635	
Derivative liabilities	1,689	–	–	1,689	1,689
Other liabilities	2,051	–	1,685	3,736	3,736
Total	9,281	–	12,435	21,716	
Liabilities held for sale	868	–	–	868	868
Total liabilities	27,903	–	288,378	316,281	

Financial statements
C: Balance sheet notes

186 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

2012* Łm

Cost/ Fair Amortised Total value, cost/ IFRS 4 carrying where At fair value basis value value applicable note (i)

Through profit Available- and loss for-sale

Intangible assets attributable to shareholders:

Goodwill – – 1,469 1,469 Deferred acquisition costs and other intangible assets – – 4,177 4,177 Total – – 5,646 5,646 Intangible assets attributable to with-profits funds: In respect of acquired subsidiaries for venture fund and other investment purposes – – 178 178 Deferred acquisition costs and other intangible assets – – 78 78 Total – – 256 256 Total intangible assets – – 5,902 5,902 Other non-investment and non-cash assets: Property, plant and equipment – – 754 754 Reinsurers’ share of insurance contract liabilities – – 6,854 6,854 Deferred tax assets – – 2,306 2,306 Current tax recoverable – – 248 248

Accrued investment income – – 2,771 2,771 2,771 Other debtors – – 1,325 1,325 1,325 Total – – 14,258 14,258 Investments of long-term business and other operations note (ii): Investment properties 10,554 – – 10,554 10,554 Investments accounted for using the equity method – – 635 635 Loans note (iv) 2,068 – 10,675 12,743 13,255 Equity securities and portfolio holdings in unit trusts 98,626 – – 98,626 98,626 Debt securities note (v) 106,082 32,825 – 138,907 138,907 Other investments note (vi) 7,547 – – 7,547 7,547 Deposits – – 12,248 12,248 12,248 Total investments 224,877 32,825 23,558 281,260 Assets held for sale 98 – – 98 98 Cash and cash equivalents – – 6,126 6,126 6,126 Total assets 224,975 32,825 49,844 307,644

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

2012* Łm

Cost/ Fair Amortised Total value, cost/ IFRS 4 carrying where At fair value basis value value applicable note (i)

Through profit Available- and loss for-sale

Liabilities

Policyholder liabilities and unallocated surplus of with-profits funds:

Insurance contract liabilities – – 205,484 205,484 Investment contract liabilities with discretionary participation features note (iii) – – 33,812 33,812 Investment contract liabilities without discretionary participation features 16,309 – 2,069 18,378 18,419 Unallocated surplus of with-profits funds – – 10,589 10,589 Total 16,309 – 251,954 268,263 Core structural borrowings of shareholder-financed operations: – – 3,554 3,554 4,133 Other borrowings: Operational borrowings attributable to shareholder-financed operations – – 2,245 2,245 2,245 Borrowings attributable to with-profits operations 40 – 928 968 977

Other non-insurance liabilities:

Obligations under funding, securities lending and sale and repurchase agreements – – 2,381 2,381 2,400 Net asset value attributable to unit holders of consolidated unit trusts and similar funds 5,145 – – 5,145 5,145 Deferred tax liabilities – – 3,964 3,964 Current tax liabilities – – 443 443 Accruals and deferred income – – 751 751 Other creditors 259 – 2,442 2,701 2,701 Provisions – – 591 591 Derivative liabilities 2,832 – – 2,832 2,832 Other liabilities 2,021 – 1,421 3,442 3,442 Total 10,257 – 11,993 22,250 Total liabilities 26,606 – 270,674 297,280

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2. Financial

Notes

(i) Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for statements under the equity method.

(ii) Realised gains and losses on the Group’s investments for 2013 recognised in the income statement amounted to a net gain of Ł2.5 billion (2012: Ł6.8 billion). (iii) The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

(iv) Loans and receivables are reported net of allowance for loan losses of Ł62 million (2012: Ł83 million).

(v) As at 31 December 2013 Ł495 million (2012: Ł525 million) of convertible bonds were included in debt securities and Ł1,078 million (2012: Ł673 million) were C: included in borrowings. (vi) See note C3.5(b) for details of the derivative assets included. The balance also contains the PAC with-profits fund’s participation in various investment funds and limited liability property partnerships. Balance sheet notes

188 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued C3.2 Group assets and liabilities – Measurement

The section provides detail of the designation and valuation of the Group’s financial assets and liabilities shown under the following categories:

a Determination of fair value

The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

b Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Prudential plc Annual Report 2013 189

Financial instruments at fair value

	31 Dec 2013 £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Analysis of financial investments, net of derivative liabilities by business type				
With-profits				
Equity securities and portfolio holdings in unit trusts	25,087	2,709	569	28,365
Debt securities	14,547	42,759	485	57,791
Other investments (including derivative assets)	169	1,191	2,949	4,309
Derivative liabilities	(32)	(517)	–	(549)
Total financial investments, net of derivative liabilities	39,771	46,142	4,003	89,916
Percentage of total	44%	52%	4%	100%
Unit-linked and variable annuity separate account				
Equity securities and portfolio holdings in unit trusts	90,645	191	36	90,872
Debt securities	3,573	6,048	1	9,622
Other investments (including derivative assets)	6	30	–	36
Derivative liabilities	(1)	(3)	–	(4)
Total financial investments, net of derivative liabilities	94,223	6,266	37	100,526
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed				
Loans	–	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	841	100	44	985
Debt securities	13,428	51,880	184	65,492
Other investments (including derivative assets)	–	1,111	809	1,920
Derivative liabilities	–	(935)	(201)	(1,136)
Total financial investments, net of derivative liabilities	14,269	52,406	2,723	69,398
Percentage of total	21%	75%	4%	100%
Group total analysis, including other financial liabilities held at fair value				
Group total				
Loans	–	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	116,573	3,000	649	120,222
Debt securities	31,548	100,687	670	132,905
Other investments (including derivative assets)	175	2,332	3,758	6,265
Derivative liabilities	(33)	(1,455)	(201)	(1,689)
Total financial investments, net of derivative liabilities	148,263	104,814	6,763	259,840
Investment contracts liabilities without discretionary participation features held at fair value	–	(17,736)	–	(17,736)
Borrowings attributable to the with-profits funds held at fair value	–	(18)	–	(18)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,703)	(248)	(1,327)	(5,278)
Other financial liabilities held at fair value	–	(263)	(2,051)	(2,314)
Total financial instruments at fair value	144,560	86,549	3,385	234,494
Percentage of total	61%	37%	2%	100%

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2013 in respect of Japan life business included a net financial instruments balance of £934 million, primarily for equity securities and debt securities. Of this amount, £905 million has been classified as level 1 and £29 million as level 2.

Financial statements
C: Balance sheet notes

190 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

	31 Dec 2012* £m			
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	
Analysis of financial investments, net of derivative liabilities by business type				
With-profits				
Equity securities and portfolio holdings in unit trusts	22,057	2,496	480	25,033
Debt securities	16,056	45,550	542	62,148
Other investments (including derivative assets)	108	1,743	2,574	4,425
Derivative liabilities	(61)	(1,075)	–	(1,136)
Total financial investments, net of derivative liabilities	38,160	48,714	3,596	90,470
Percentage of total	42%	54%	4%	100%
Unit-linked and variable annuity separate account				
Equity securities and portfolio holdings in unit trusts	72,488	183	39	72,710
Debt securities	3,660	5,409	2	9,071
Other investments (including derivative assets)	26	10	–	36
Derivative liabilities	–	(1)	–	(1)
Total financial investments, net of derivative liabilities	76,174	5,601	41	81,816
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed				
Loans	–	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	827	7	49	883
Debt securities	13,357	54,146	185	67,688
Other investments (including derivative assets)	24	2,301	761	3,086
Derivative liabilities	(16)	(1,484)	(195)	(1,695)
Total financial investments, net of derivative liabilities	14,192	55,196	2,642	72,030
Percentage of total	20%	76%	4%	100%
Group total analysis, including other financial liabilities held at fair value				
Group total				
Loans	–	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	95,372	2,686	568	98,626
Debt securities	33,073	105,105	729	138,907
Other investments (including derivative assets)	158	4,054	3,335	7,547
Derivative liabilities	(77)	(2,560)	(195)	(2,832)
Total financial investments, net of derivative liabilities	128,526	109,511	6,279	244,316
Investment contracts liabilities without discretionary participation features held at fair value	–	(16,309)	–	(16,309)
Borrowings attributable to the with-profits fund held at fair value	–	(40)	–	(40)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,653)	(268)	(1,224)	(5,145)
Other financial liabilities held at fair value	–	(259)	(2,021)	(2,280)
Total financial instruments at fair value	124,873	92,635	3,034	220,542
Percentage of total	57%	42%	1%	100%

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Prudential plc Annual Report 2013 191

Investment properties at fair value

31 Dec 2013 Łm

Level 1 Level 2 Level 3 Total Quoted Valuation Valuation prices based on based on (unadjusted) significant significant in active observable unobservable Group total markets market inputs market inputs

Investment properties – – 11,477 11,477

Assets and liabilities at amortised cost for which fair value is disclosed

The table below shows the assets and liabilities carried at amortised cost on the statement of financial position but for which fair value is disclosed in the financial statements. The assets and liabilities that are carried at amortised cost but where the carrying value approximates the fair value, are excluded from the analysis below.

31 Dec 2013 Łm

Level 1 Level 2 Level 3 Total Quoted Valuation Valuation prices based on based on (unadjusted) significant significant in active observable unobservable markets market inputs market inputs

Assets

Loans – 3,778 7,080 10,858

Liabilities

Investment contract liabilities without discretionary participation features – – (2,441) (2,441) Core structural borrowings of shareholder-financed operations – (4,878) (188) (5,066) Operational borrowings attributable to shareholder-financed operations – (2,010) (142) (2,152) Borrowings attributable to the with-pro?ts funds – (798) (93) (891) Obligations under funding, securities lending and sale and repurchase agreements – (1,589) (496) (2,085)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the parent company, has been estimated from the discounted cash flows expected to be received or paid. Where appropriate, the observable market interest rate has been used and the assets and liabilities are classified within level 2. Otherwise, they are included as level 3 assets or liabilities.

The fair value included for the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties. Financial statements C: Balance sheet notes

192 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued c Valuation approach for level 2 fair valued assets and liabilities

A signi?cant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of Ł100,687 million at 31 December 2013 (2012: Ł105,105 million), Ł8,556 million are valued internally (2012: Ł8,248 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

d Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2013 to that presented at 31 December 2013. Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

Prudential plc Annual Report 2013 193

Financial instruments at fair value

	£m											
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded in other compre-hensive income	Acqui-sition of REALIC in 2012	Purchases	Sales	Settled	Issued	Reclassi-fication of Japan life as held for sale	Transfers into level 3	Transfers out of level 3	At 31 Dec
2013												
Loans	1,842	4	(37)	–	–	–	(66)	144	–	–	–	1,887
Equity securities and portfolio holdings in unit trusts	568	50	(3)	–	26	(73)	–	–	–	84	(3)	649
Debt securities	729	60	(4)	–	16	(146)	(1)	–	(28)	92	(48)	670
Other investments (including derivative assets)	3,335	426	(1)	–	80	(215)	–	81	–	52	–	3,758
Derivative liabilities	(195)	(6)	–	–	–	–	–	–	–	–	–	(201)
Total financial investments, net of derivative liabilities	6,279	534	(45)	–	122	(434)	(67)	225	(28)	228	(51)	6,763
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(57)	(1)	–	–	2	94	(141)	–	–	–	(1,327)
Other financial liabilities	(2,021)	3	41	–	–	–	144	(218)	–	–	–	(2,051)
Total financial instruments at fair value	3,034	480	(5)	–	122	(432)	171	(134)	(28)	228	(51)	3,385
2012												
Loans	–	(46)	(42)	1,858	–	–	(12)	84	–	–	–	1,842
Equity securities and portfolio holdings in unit trusts	375	49	44	–	255	(98)	–	–	–	6	(63)	568
Debt securities	859	65	(3)	–	260	(228)	(73)	–	–	18	(169)	729
Other investments (including derivative assets)	3,277	250	(61)	–	482	(613)	–	–	–	–	–	3,335
Derivative liabilities	(218)	13	–	–	–	–	–	–	–	–	10	(195)
Total financial investments, net of derivative liabilities	4,293	331	(62)	1,858	997	(939)	(85)	84	–	24	(222)	6,279
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(911)	(20)	(47)	–	(153)	–	–	(93)	–	–	–	(1,224)
Other financial liabilities	–	41	46	(2,075)	–	–	73	(106)	–	–	–	(2,021)
Total financial instruments at fair value	3,382	352	(63)	(217)	844	(939)	(12)	(115)	–	24	(222)	3,034
Other assets at fair value												
2013												
Investment properties	10,554	441	(15)	–	1,110	(613)	–	–	–	–	–	11,477

Financial statements
C: Balance sheet notes

194 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

Of the total net gains and losses in the income statement of £480 million (2012: £419 million), £415 million (2012: £126 million) relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2013 £m	2012 £m
Equity securities	46	27
Debt securities	30	51
Other investments	397	48
Derivative liabilities	(8)	–
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(57)	–
Other financial liabilities	7	
Total	415	126

Valuation approach for level 3 fair valued assets and liabilities

Financial instruments at fair value

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.

At 31 December 2013 the Group held £3,385 million (2012: £3,034 million), 2 per cent of the total fair valued financial assets net of fair valued financial liabilities (2012: 1 per cent), within level 3.

Included within these amounts were loans of £1,887 million at 31 December 2013 (2012: £1,842 million), measured at the loan outstanding balance, attached to REALIC acquired in 2012 and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,051 million at 31 December 2013 (2012: £2,021 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(164) million (2012: £(179) million), the level 3 fair valued financial assets net of financial liabilities were £3,549 million (2012: £3,213 million). Of this amount, a net liability of £(304) million (2012: net liability of £(213) million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (2012: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a) Debt securities of £118 million (2012: £75 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
(b) Private equity and venture investments of £878 million (2012: £904 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third parties.
(c) Liabilities of £(1,301) million (2012: £(1,199) million) for the net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d) Other sundry individual financial investments of £1 million (2012: £7 million).

Prudential plc Annual Report 2013 195

Of the internally valued net liability referred to above of £(304) million (2012: net liability of £(213) million):

(e) A net liability of £(380) million (2012: net liability of £(240) million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments.
(f) A net asset of £nil (2012: £3 million) was held by the Group's unit-linked funds for which the investment return is wholly attributable to policyholders.
(g) A net asset of £76 million (2012: £24 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £8 million (2012: £2 million), which would reduce shareholders' equity by this amount before tax. Of this amount, a decrease of £6 million (2012: an increase of £1 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £2 million decrease (2012: a £3 million decrease) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Other assets at fair value – Investment properties

The investment properties of the Group are principally held by the UK insurance operations which are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An 'income capitalisation' technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group's investment properties. As the comparisons are not with properties which are virtually identical to Group's investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

e Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During 2013, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £471 million and transfers from level 2 to level 1 of £260 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in 2013 were £228 million and £(51) million, respectively. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

f Valuation processes applied by the Group

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3 Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2013 provided in the notes below.

	2013 £m	2012* £m
Insurance operations:		
Asia[note (a)]	18,554	20,067
US[note (b)]	30,292	32,993
UK[note (c)]	82,014	84,008
Asset management operations	2,045	1,839
Total	132,905	138,907

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

Financial statements
C Balance sheet notes

196 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities - Classification and Measurement continued

a Asia insurance operations

	2013 £m				2012* £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	489	13	222	724	785
S&P – AA+ to AA-	2,584	432	1,717	4,733	5,523
S&P – A+ to A-	1,710	257	929	2,896	3,272
S&P – BBB+ to BBB-	1,349	516	852	2,717	1,906
S&P – Other	351	238	844	1,433	3,132
	6,483	1,456	4,564	12,503	14,618
Moody's – Aaa	1,076	218	434	1,728	1,389
Moody's – Aa1 to Aa3	128	31	17	176	271
Moody's – A1 to A3	104	22	51	177	147
Moody's – Baa1 to Baa3	238	207	127	572	375
Moody's – Other	30	13	33	76	112
	1,576	491	662	2,729	2,294
Fitch	415	131	182	728	533
Other	1,262	373	959	2,594	2,622
Total debt securities	9,736	2,451	6,367	18,554	20,067

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2013 in respect of Japan life business included a debt securities balance of £387 million. Of this amount, £356 million were rated as AA+ to AA- and £29 million were rated A+ to A-.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody's or Fitch.

	2013 £m	2012* £m
Government bonds	387	58
Corporate bonds rated as investment grade by local external ratings agencies	491	428
Structured deposits issued by banks which are rated, but specific deposits are not	1	–
Other	80	123
	959	609

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

b US insurance operations

i Overview

	2013 £m	2012 £m
Corporate and government security and commercial loans:		
Government	3,330	4,126
Publicly traded and SEC Rule 144A securities*	18,875	19,699
Non-SEC Rule 144A securities	3,395	3,542
Total	25,600	27,367
Residential mortgage-backed securities (RMBS)	1,760	2,400
Commercial mortgage-backed securities (CMBS)	2,339	2,639
Other debt securities	593	587
Total US debt securities†	30,292	32,993

* A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

† Debt securities for US operations included in the statement of financial position comprise:

	2013 £m	2012 £m
Available-for-sale	30,205	32,825
Securities held at fair value through profit and loss to back liabilities for funds withheld under reinsurance arrangement	87	168
	30,292	32,993

Prudential plc Annual Report 2013 197

ii Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2013, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2012: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as 'available-for-sale'. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,807 million to a net unrealised gain of £781 million as analysed in the table below. This decrease reflects the effects of rising long-term interest rates.

	2013 £m			2012 £m
		Changes in unrealised appreciation†	Foreign exchange translation	
		Reflected as part of movement in Other comprehensive income		
Assets fair valued at below book value				
Book value*	10,825			4,551
Unrealised (loss) gain	(849)	(714)	43	(178)
Fair value (as included in statement of financial position)	9,976			4,373
Assets fair valued at or above book value				
Book value*	18,599			25,467
Unrealised gain (loss)	1,630	(1,375)	20	2,985
Fair value (as included in statement of financial position)	20,229			28,452
Total				
Book value*	29,424			30,018
Net unrealised gain (loss)	781	(2,089)	63	2,807
Fair value (as included in statement of financial position)	30,205			32,825

* Book value represents cost/amortised cost of the debt securities.
† Translated at the average rate of US$1.5646: £1.00.

Debt securities classified as available-for-sale in an unrealised loss position

(a) Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2013 £m		2012 £m	
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	7,624	(310)	4,214	(112)
Between 80% and 90%	1,780	(331)	85	(13)
Below 80%	572	(208)	74	(53)
Total	9,976	(849)	4,373	(178)

(b) Unrealised losses by maturity of security

	2013 £m	2012 £m
1 year to 5 years	(5)	(1)
5 years to 10 years	(224)	(9)
More than 10 years	(558)	(91)
Mortgage-backed and other debt securities	(62)	(77)
Total	(849)	(178)

Financial statements
C: Balance sheet notes

198 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

(c) Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2013 £m			2012 £m		
	Non-investment grade	Investment grade	Total	Non-investment grade	Investment grade	Total
Less than 6 months	(2)	(52)	(54)	(5)	(101)	(106)
6 months to 1 year	(12)	(329)	(341)	(1)	(1)	(2)
1 year to 2 years	(2)	(423)	(425)	(2)	–	(2)
2 years to 3 years	(1)	–	(1)	(1)	–	(1)
More than 3 years	(13)	(15)	(28)	(31)	(36)	(67)
Total	(30)	(819)	(849)	(40)	(138)	(178)

(d) Securities whose fair values were below 80 per cent of the book value

£208 million of the £849 million of gross unrealised losses as shown in the table (a) above at 31 December 2013 (31 December 2012: £53 million of the £178 million of gross unrealised losses) related to securities whose fair values were below 80 per cent of the book value. The analysis of the £208 million (31 December 2012: £53 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2013 £m		2012 £m	
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Residential mortgage-backed securities:				
Prime (including agency)	–	–	5	(2)
Sub-prime	4	(1)	18	(8)
	4	(1)	23	(10)
Commercial mortgage-backed securities	16	(6)	10	(23)
Other asset-backed securities	9	(6)	41	(20)
Total structured securities	29	(13)	74	(53)
Government bonds	521	(188)	–	–
Corporates	22	(7)	–	–
Total	572	(208)	74	(53)

The following table shows the age analysis as at 31 December 2013, of the securities whose fair values were below 80 per cent of the book value:

	2013 £m		2012 £m	
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	93	(24)	7	(2)
3 months to 6 months	418	(159)	–	–
More than 6 months	61	(25)	67	(51)
	572	(208)	74	(53)

Prudential plc Annual Report 2013 199

iii Ratings

The following table summarises the securities detailed above by rating using S&P, Moody's, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2013 £m	2012 £m
S&P – AAA	132	187
S&P – AA+ to AA-	5,252	6,343
S&P – A+ to A-	7,728	7,728
S&P – BBB+ to BBB-	9,762	10,230
S&P – Other	941	1,173
	23,815	25,661
Moody's – Aaa	65	55
Moody's – Aa1 to Aa3	13	18
Moody's – A1 to A3	65	21
Moody's – Baa1 to Baa3	70	56
Moody's – Other	10	13
	223	163
Implicit ratings of MBS based on NAIC* valuations (see below)		
NAIC 1	2,774	2,934
NAIC 2	179	207
NAIC 3-6	87	321
	3,040	3,462
Fitch	159	184
Other†	3,055	3,523
Total debt securities	30,292	32,993

* The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

† The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2013 £m	2012 £m
NAIC 1	1,165	1,453
NAIC 2	1,836	2,022
NAIC 3-6	54	48
	3,055	3,523

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

Financial statements
C: Balance sheet notes

200 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

c UK insurance operations

	2013 £m						
			Other funds and subsidiaries			UK insurance operations	
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2013 Total £m	2012* Total £m
S&P – AAA	367	4,403	785	2,944	338	8,837	9,200
S&P – AA+ to AA-	502	5,421	1,202	3,161	404	10,690	9,688
S&P – A+ to A-	825	10,896	1,720	6,599	851	20,891	23,000
S&P – BBB+ to BBB-	819	9,972	1,679	4,017	638	17,125	17,720
S&P – Other	214	2,578	97	292	74	3,255	3,043
	2,727	33,270	5,483	17,013	2,305	60,798	62,651
Moody's – Aaa	93	1,544	229	395	72	2,333	8,446
Moody's – Aa1 to Aa3	105	2,525	1,107	2,179	504	6,420	1,420
Moody's – A1 to A3	49	847	55	994	132	2,077	927
Moody's – Baa1 to Baa3	41	702	93	331	47	1,214	1,385
Moody's – Other	10	125	–	4	1	140	307
	298	5,743	1,484	3,903	756	12,184	12,485
Fitch	18	349	60	166	18	611	527
Other	297	5,353	144	2,433	194	8,421	8,345
Total debt securities	3,340	44,715	7,171	23,515	3,273	82,014	84,008

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £8,421 million total debt securities held at 31 December 2013 (2012: £8,345 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2013 £m	2012* £m
Internal ratings or unrated:		
AAA to A-	3,691	3,173
BBB to B-	3,456	3,810
Below B- or unrated	1,274	1,362
Total	8,421	8,345

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. For the £2,627 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £605 million were internally rated AA+ to AA-, £948 million A+ to A-, £868 million BBB+ to BBB-, £65 million BB+ to BB- and £141 million were internally rated B+ and below or unrated.

d Asset management operations

The debt securities are all held by M&G (Prudential Capital).

	2013 £m	2012 £m
M&G		
AAA to A- by Standard & Poor's or Aaa to A3 rated by Moody's	1,690	1,529
Other	355	310
Total M&G (including Prudential Capital)	2,045	1,839

Prudential plc Annual Report 2013 201

e Asset-backed securities

The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 31 December 2013 is as follows:

	2013 £m	2012 £m
Shareholder-backed operations (excluding assets held in unit-linked funds):		
Asia insurance operations[note (i)]	139	144
US insurance operations[note (ii)]	4,692	5,626
UK insurance operations (2013: 36% AAA, 23% AA)[note (iii)]	1,727	1,408
Other operations[note (iv)]	667	566
	7,225	7,744
With-profits operations:		
Asia insurance operations[note (i)]	200	241
UK insurance operations (2013: 60% AAA, 12% AA)[note (iii)]	5,765	5,850
	5,965	6,091
Total	13,190	13,835

Notes

(i) Asia insurance operations
The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £200 million, 53 per cent (2012: 63 per cent) are investment graded.

(ii) US insurance operations
US insurance operations' exposure to asset-backed securities at 31 December 2013 comprises:

	2013 £m	2012 £m
RMBS		
Sub-prime (2013: 10% AAA, 10% AA)	255	261
Alt-A (2013: 1% AA, 7% BBB)	270	323
Prime including agency (2013: 75% AA, 2% A)	1,235	1,816
CMBS (2013: 43% AAA, 22% AA)	2,339	2,639
CDO funds (2013: 25% AA, 19% A), including £nil exposure to sub-prime	46	44
Other ABS (2013: 25% AAA, 20% AA), including £69 million exposure to sub-prime	547	543
Total	4,692	5,626

(iii) UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,490 million (2012: £1,697 million) relates to exposure to the US markets and with the remaining exposure being primarily to the UK market.

(iv) Asset management operations
Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £667 million, 85 per cent (2012: 77 per cent) are graded AAA.

Financial statements
C: Balance sheet notes

202 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

f Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2013:

Exposure to sovereign debts

	2013 £m		2012* £m	
	Shareholder-backed business	With-profits funds	Shareholder-backed business	With-profits funds
Italy	53	53	51	59
Spain	1	14	1	31
France	19	–	18	–
Germany	413	389	444	469
Other Europe (principally Belgium and Isle of Man)	45	45	50	41
Total Continental Europe	531	501	564	600
United Kingdom	3,516	2,432	3,432	2,306
Total Europe	4,047	2,933	3,996	2,906
United States†	3,045	4,026	3,725	3,547
Other, predominantly Asia	3,084	1,508	3,069	1,401
Total	10,176	8,467	10,790	7,854

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new accounting standards described in A2 and their consequential impact.
† The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations. As discussed in note A2 following the adoption of IFRS 11 these operations are accounted for using single line equity method in the balance sheet.

Prudential plc Annual Report 2013 203

Exposure to bank debt securities

Shareholder-backed business	Bank debt securities £m							
	Senior debt			Subordinated debt				
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2013 Total	31 Dec 2012 Total
Portugal	–	45	45	–	–	–	45	37
Ireland	–	17	17	–	–	–	17	16
Italy	–	30	30	–	–	–	30	39
Spain	100	12	112	23	–	23	135	168
Austria	–	–	–	12	–	12	12	11
France	23	64	87	71	17	88	175	195
Germany	–	3	3	63	–	63	66	22
Netherlands	–	14	14	57	81	138	152	182
Total Continental Europe	123	185	308	226	98	324	632	670
United Kingdom	409	175	584	673	112	785	1,369	1,466
Total Europe	532	360	892	899	210	1,109	2,001	2,136
United States	–	1,688	1,688	456	19	475	2,163	2,243
Other, predominantly Asia	21	281	302	300	96	396	698	741
Total	553	2,329	2,882	1,655	325	1,980	4,862	5,120
With-profits funds								
Portugal	–	6	6	–	–	–	6	6
Ireland	10	–	10	–	–	–	10	6
Italy	15	67	82	–	–	–	82	75
Spain	136	13	149	–	–	–	149	186
France	12	168	180	57	–	57	237	157
Germany	–	24	24	–	–	–	24	–
Netherlands	–	208	208	7	–	7	215	138
Total Continental Europe	173	486	659	64	–	64	723	568
United Kingdom	598	442	1,040	635	20	655	1,695	1,904
Total Europe	771	928	1,699	699	20	719	2,418	2,472
United States	–	1,942	1,942	129	143	272	2,214	2,083
Other, predominantly Asia	108	638	746	174	182	356	1,102	655
Total	879	3,508	4,387	1,002	345	1,347	5,734	5,210

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations. As discussed in note A2 following the adoption of IFRS 11 these operations are accounted for using a single line equity method in the balance sheet.

Financial statements
C: Balance sheet notes

204 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

C3.4 Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

- Certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
- Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2013 £m	2012* £m
Insurance operations:		
Asia[note (a)]	922	1,006
US[note (b)]	6,375	6,235
UK[note (c)]	4,173	4,303
Asset management operations		
M&G[note (d)]	1,096	1,199
Total	12,566	12,743

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

a Asia insurance operations

The loans of the Group's Asia insurance operations comprise:

	2013 £m	2012* £m
Mortgage loans†	57	43
Policy loans†	611	602
Other loans‡	254	361
Total Asia insurance operations loans	922	1,006

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
† The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡ The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

b US insurance operations

The loans of the Group's US insurance operations comprise:

	2013 £m			2012 £m		
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans*	–	3,671	3,671	–	3,543	3,543
Policy loans†	1,887	817	2,704	1,842	850	2,692
Total US insurance operations loans	1,887	4,488	6,375	1,842	4,393	6,235

* All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

Prudential plc Annual Report 2013 205

	2013 %	2012 %
Industrial	28	29
Multi-family residential	30	25
Office	13	17
Retail	19	19
Hotels	9	10
Other	1	–
	100	100

† The policy loans are fully secured by individual life insurance policies or annuity policies. The purchase of REALIC in the second half of 2012 included policy loans which are accounted for at fair value through profit and loss to back liabilities for funds withheld under reinsurance. The policy loans are valued at £1,887 million at 31 December 2013 (2012: £1,842 million). All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.5 million (2012: £6.3 million). The portfolio has a current estimated average loan to value of 61 per cent (2012: 65 per cent).

At 31 December 2013, Jackson had mortgage loans with a carrying value of £47 million (2012: £78 million) where the contractual terms of the agreements had been restructured.

c UK insurance operations

The loans of the Group's UK insurance operations comprise:

	2013 £m	2012* £m
SAIF and PAC WPSF:		
Mortgage loans†	1,183	1,311
Policy loans	12	16
Other loans‡	1,629	1,712
Total SAIF and PAC WPSF loans	2,824	3,039
Shareholder-backed operations:		
Mortgage loans†	1,345	1,259
Other loans	4	5
Total loans of shareholder-backed operations	1,349	1,264
Total UK insurance operations loans	4,173	4,303

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
† The mortgage loans are collateralised by properties. By carrying value, 84 per cent of the £1,345 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent.
‡ Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

d Asset management operations

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2013 £m	2012 £m
Loans and receivables internal ratings:		
AAA	108	–
AA+ to AA-	28	–
BBB+ to BBB-	516	836
BB+ to BB-	174	339
B+ to B-	250	24
Other	20	–
Total M&G (including Prudential Capital) loans	1,096	1,199

Financial statements
C: Balance sheet notes

206 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

C3.5 Financial instruments – additional information

a Market risk

i Liquidity analysis

Contractual maturities of financial liabilities

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts that are separately presented. The financial liabilities are included in the column relating to the contractual maturities at the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

	2013 £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[C6.1]	4,636	166	928	1,100	823	1,196	2,542	1,721	8,476
Operational borrowings attributable to shareholder-financed operations[C6.2]	2,152	1,790	375	–	–	–	–	–	2,165
Borrowings attributable to with-profits funds[C6.2]	895	118	406	211	48	12	70	189	1,054
Obligations under funding, securities lending and sale and repurchase agreements	2,074	2,074	–	–	–	–	–	–	2,074
Other liabilities	3,736	1,526	44	58	–	–	–	2,108	3,736
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,278	5,278	–	–	–	–	–	–	5,278
Other creditors	3,307	3,049	24	39	79	74	386	–	3,651
	22,078	14,001	1,777	1,408	950	1,282	2,998	4,018	26,434

	2012* £m								
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities									
Core structural borrowings of shareholder-financed operations[C6.1]	3,554	140	791	603	958	1,038	691	1,753	5,974
Operational borrowings attributable to shareholder-financed operations[C6.2]	2,245	1,708	558	–	–	–	–	–	2,266
Borrowings attributable to with-profits funds[C6.2]	968	115	542	199	71	12	73	129	1,141
Obligations under funding, securities lending and sale and repurchase agreements	2,381	2,381	–	–	–	–	–	–	2,381
Other liabilities	3,442	934	45	5	–	–	–	2,458	3,442
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,145	5,145	–	–	–	–	–	–	5,145
Other creditors	2,701	2,435	23	36	73	70	406	–	3,043
	20,436	12,858	1,959	843	1,102	1,120	1,170	4,340	23,392

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Prudential plc Annual Report 2013 207

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives £m			Maturity profile of net derivative position £m				
	Derivative assets	Derivative liabilities	Net derivative position	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
2013	2,329	(1,689)	640	697	(12)	(9)	18	694
2012*	3,862	(2,832)	1,030	1,022	(22)	(14)	(50)	936

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments. The only exception is certain identified interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest £ billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

	£bn							
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis-counted value	Total carrying value
2013	5	18	17	13	10	9	72	56
2012	4	16	15	11	8	10	64	52

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts means these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £13 billion (2012: £12 billion) which have no stated maturity but which are repayable on demand.

This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the statement of financial position. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section C4.

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit this asset/liability matching is performed on a portfolio-by-portfolio basis.

In terms of liquidity risk a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons above an analysis of the Group's assets by contractual maturity is not considered appropriate to evaluate the nature and extent of the Group's liquidity risk.

ii Market and other financial risks

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note (b) below for derivative assets. The collateral in place in relation to derivatives is described in note (c) below. Notes C3.4, describe the security for these loans held by the Group, as disclosed at the start of this note.

Of the total loans and receivables held, £14 million (2012: £25 million) are past their due date but have not been impaired. Of the total past due but not impaired, £9 million is less than one year past their due date (2012: £18 million). The Group expects full recovery of these loans and receivables.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £59 million (2012: £86 million).

Financial statements
C: Balance sheet notes

208 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

In addition, during the year the Group took possession of £nil (2012: £16 million) of other collateral held as security, which mainly consists of assets that could be readily converted into cash.

Further details of collateral and pledges are provided in note (c) below.

iii Foreign exchange risk

As at 31 December 2013, the Group held 20 per cent (2012: 19 per cent) and 7 per cent (2012: 7 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 58 per cent (2012: 56 per cent) are held by the PAC with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 28 per cent (2012: 28 per cent) are held by the PAC with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note (b) below).

The amount of exchange loss recognised in the income statement in 2013, except for those arising on financial instruments measured at fair value through profit and loss, is £284 million (2012: £213 million loss). This constitutes £1 million gain (2012: £1 million loss) on Medium Term Notes liabilities and £285 million of net loss (2012: £212 million net loss), mainly arising on investments of the PAC with-profits fund. The gains/losses on Medium Term Notes liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

b Derivatives and hedging

Derivatives

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The total fair value balances of derivative assets and liabilities as at 31 December 2013 were as follows:

	2013 £m					
	Asia insurance operations	US insurance operations	UK insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	41	766	1,472	47	3	2,329
Derivative liabilities	(58)	(515)	(804)	(112)	(200)	(1,689)
	(17)	251	668	(65)	(197)	640

	2012* £m					
	Asia insurance operations	US insurance operations	UK insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	927	1,546	1,349	38	2	3,862
Derivative liabilities	(837)	(645)	(1,010)	(150)	(190)	(2,832)
	90	901	339	(112)	(188)	1,030

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The above derivative assets are included in 'other investments' in the statement of financial position and are used for efficient portfolio management to obtain cost effective and efficient management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

- UK with-profits funds use derivatives for efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching;
- US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets; and
- Some products, especially in the US, have guarantee features linked to equity indexes. A mismatch between guaranteed product liabilities and the performance of the underlying assets, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

Prudential plc Annual Report 2013 209

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

Fair value hedges

The Group had previously designated as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group's operational borrowings. All of these hedges were terminated by January 2013. The fair value of the derivatives designated as fair value hedges above at 31 December 2012 was an asset of less than £1 million.

Movements in the fair value of the hedging instruments of a net gain of £0.3 million (2012: net loss of £3 million) and the hedged items of a net loss of £0.3 million (2012: net gain of £3 million) are recorded in the income statement in respect of these fair value hedges.

Net investment hedges

The Group has designated perpetual subordinated capital securities totalling US$3.55 billion (2012: US$2.85 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £2,133 million as at 31 December 2013 (2012: £1,746 million). The foreign exchange gain of £46 million (2012: loss of £81 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders' equity. This net investment hedge was 100 per cent effective.

The Group has no cash flow hedges in place.

c Derecognition, collateral and offsetting

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be received as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit.

At 31 December 2013, the Group had lent £3,791 million (2012: £3,015 million) of securities of which £2,910 million (2012: £2,047 million) was lent by the PAC with-profits fund and held collateral under such agreements of £3,930 million (2012: £3,137 million) of which £3,012 million (2012: £2,138 million) was held by the PAC with-profits fund.

At 31 December 2013, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £9,931 million (2012: £8,454 million).

In addition, at 31 December 2013, the Group had entered into repurchase transactions for which the fair value of the collateral pledged was cash of £17 million and securities of £524 million (2012: securities pledged of £100 million).

Collateral and pledges under derivative transactions

At 31 December 2013, the Group had pledged £780 million (2012: £754 million) for liabilities and held collateral of £1,432 million (2012: £1,964 million) in respect of over-the-counter derivative transactions.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Financial statements
C: Balance sheet notes

210 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C3: Assets and liabilities – Classification and Measurement continued

Offsetting assets and liabilities

The Group's derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2013 £m				
	Gross amount presented in the consolidated financial position note (i)	Gross amounts not offset in the consolidated statement of financial position			
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount
Financial assets:					
Derivative assets	2,136	(832)	(555)	(631)	118
Reverse repurchase agreements	9,931	–	–	(9,931)	–
	12,067	(832)	(555)	(10,562)	118
Financial liabilities:					
Derivative liabilities	(1,479)	832	222	333	(92)
Securities lending	(1,242)	–	1,242	–	–
Repurchase agreements	(541)	–	17	524	–
Total financial liabilities	(3,262)	832	1,481	857	(92)

	31 Dec 2012 £m				
	Gross amount presented in the consolidated financial position note (i)	Gross amounts not offset in the consolidated statement of financial position			
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount
Financial assets:					
Derivative assets	3,683	(1,868)	(536)	(989)	290
Reverse repurchase agreements	8,454	–	–	(8,454)	–
	12,137	(1,868)	(536)	(9,443)	290
Financial liabilities:					
Derivative liabilities	(2,552)	1,868	205	70	(409)
Securities lending	(2,017)	–	2,017	–	–
Repurchase agreements	(100)	–	–	100	–
Total financial liabilities	(4,669)	1,868	2,222	170	(409)

Notes

(i) The Group has not offset any of the amounts presented in the consolidated statement of financial position.

(ii) Represents the amount that could be offset under master netting or similar arrangements where Group does not satisfy the full criteria to offset on the consolidated statement of financial position.

(iii) Excludes initial margin amounts for exchange-traded derivatives.

In the tables above, the amounts of assets or liabilities presented in the consolidated statement of financial position are offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

Prudential plc Annual Report 2013 211

d Impairment of financial assets

In accordance with the Group's accounting policy set out in note A3(j), impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

During the year ended 31 December 2013, net impairment reversals of £17 million (2012: losses of £(50) million) were recognised for available-for-sale securities and loans and receivables analysed as shown in the attached table.

	2013 £m	2012 £m
Available-for-sale debt securities held by Jackson	(8)	(37)
Loans and receivables*	25	(13)
Net credit (charge) for impairment net of reversals	17	(50)

* Relates to loans held by the UK with-profits fund and mortgage loans held by Jackson.

Impairment recognised on available-for-sale securities amounted to £(8) million (2012: £(37) million) arising from:

	2013 £m	2012 £m
Residential mortgage-backed securities	(3)	(8)
Public fixed income	–	(2)
Other	(5)	(27)
	(8)	(37)

The impairment recorded on the residential mortgage-backed securities was primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the impaired losses of £8 million (2012: £37 million), the top five individual corporate issuers made up 57 per cent (2012: 74 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in 'investment return' in the income statement.

Jackson's portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investments in structured securities are subject to a rigorous review of their future estimated cash flows including expected and stress case scenarios to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash flows and instead, there can be a reasonable range of estimates that could potentially emerge. With this variability, there could be instances where the projected cash flow shortfall under management's base case set of assumptions is so minor that relatively small and justifiable changes to the base case assumptions would eliminate the need for an impairment loss to be recognised. The impairment loss reflects the difference between the fair value and book value.

In 2013, the Group realised gross losses on sales of available-for-sale securities of £22 million (2012: £44 million) with 72 per cent (2012: 64 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £22 million (2012: £ 44 million), £5 million (2012: £23 million) relates to losses on sales of impaired and deteriorating securities.

The effect of those reasonably likely changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described in note A3(j). A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2013, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £849 million (2012: £178 million). Notes B1.2 and C3.3 provide further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

Financial statements
C: Balance sheet notes

212 Prudential plc Annual Report 2013 **Financial statements** **Notes to Primary statements**

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds

The note provides information of policyholder liabilities and unallocated surplus of with-profit funds held on the Group's statement of financial position:

C4.1 Movement and duration of liabilities

C4.1(a) Group overview

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m			
	Asia note C4.1(b)	US note C4.1(c)	UK note C4.1(d)	Total
At 1 January 2012	30,912	69,189	136,189	236,290
Comprising:				
*Policyholder liabilities on the consolidated statement of financial position**	28,110	69,189	127,024	224,323
Unallocated surplus of with-profits funds on the consolidated statement of financial position	50	–	9,165	9,215
Group's share of policyholder liabilities of joint ventures§	2,752	–	–	2,752
Net flows:				
Premiums	5,620	14,907	8,340	28,867
Surrenders	(2,541)	(4,356)	(4,785)	(11,682)
Maturities/Deaths	(658)	(954)	(8,009)	(9,621)
Net flows	2,421	9,597	(4,454)	7,564
Shareholders' transfers post tax	(31)	–	(205)	(236)
Investment-related items and other movements	2,178	4,241	13,006	19,425
Foreign exchange translation differences	(816)	(3,678)	(98)	(4,592)
Acquisition of REALIC[note D1]	–	12,912	–	12,912
As at 31 December 2012/1 January 2013	**34,664**	**92,261**	**144,438**	**271,363**
Comprising:				
*Policyholder liabilities on the consolidated statement of financial position**	**31,501**	**92,261**	**133,912**	**257,674**
Unallocated surplus of with-profits funds on the consolidated statement of financial position	**63**	**–**	**10,526**	**10,589**
Group's share of policyholder liabilities of joint ventures§	**3,100**	**–**	**–**	**3,100**
Reclassification of Japan life business as held for sale†	**(1,026)**	–	–	**(1,026)**
Net flows:				
Premiums	**6,555**	**15,951**	**7,378**	**29,884**
Surrenders	**(2,730)**	**(5,087)**	**(4,582)**	**(12,399)**
Maturities/Deaths	**(997)**	**(1,229)**	**(8,121)**	**(10,347)**
Net flows	**2,828**	**9,635**	**(5,325)**	**7,138**
Shareholders' transfers post tax	**(38)**	**–**	**(192)**	**(230)**
Investment-related items and other movements	**462**	**8,219**	**7,812**	**16,493**
Foreign exchange translation differences	**(2,231)**	**(2,704)**	**(117)**	**(5,052)**
Acquisition of Thanachart Life[note D1]	**487**	**–**	**–**	**487**
At 31 December 2013	**35,146**	**107,411**	**146,616**	**289,173**
Comprising:				
*Policyholder liabilities on the consolidated statement of financial position**	**31,910**	**107,411**	**134,632**	**273,953**
Unallocated surplus of with-profits funds on the consolidated statement of financial position	**77**	**–**	**11,984**	**12,061**
Group's share of policyholder liabilities of joint ventures§	**3,159**	**–**	**–**	**3,159**
Average policyholder liability balances‡				
2013	**34,423**	**99,836**	**134,272**	**268,531**
2012	32,732	77,497	130,468	240,697

* The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2.

† The reclassification of Japan life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan. The comparatives include the Japan life business. If Japan life business had been excluded from the 2012 amount, the average policyholder liability balance for 2012 would have been £31,616 million for Asia.

‡ Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds and adjusted for corporate transactions in the year.

§ The Group's investment in joint ventures are accounted for on the equity method in the Group's balance sheet. The Group's share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

Prudential plc Annual Report 2013 213

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

ii Analysis of movements in policyholder liabilities for shareholder-backed business

	2012* £m			
Shareholder-backed business	**Asia**	**US**	**UK**	**Total**
At 1 January	18,269	69,189	46,048	133,506
Net flows:				
Premiums	4,141	14,907	3,801	22,849
Surrenders	(1,933)	(4,356)	(2,585)	(8,874)
Maturities/Deaths	(226)	(954)	(2,345)	(3,525)
Net flows[note (a)]	1,982	9,597	(1,129)	10,450
Investment-related items and other movements	1,539	4,241	4,586	10,366
Acquisition of subsidiaries	–	12,912	–	12,912
Foreign exchange translation differences	(577)	(3,678)	–	(4,255)
At 31 December	21,213	92,261	49,505	162,979
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	18,113	92,261	49,505	159,879
Group's share of policyholder liabilities relating to joint ventures	3,100	–	–	3,100

	2013 £m			
Shareholder-backed business	**Asia**	**US**	**UK**	**Total**
At 1 January	21,213	92,261	49,505	162,979
Reclassification of Japan life business as held for sale[note (b)]	(1,026)	–	–	(1,026)
Premiums	4,728	15,951	3,628	24,307
Surrenders	(2,016)	(5,087)	(2,320)	(9,423)
Maturities/Deaths	(363)	(1,229)	(2,346)	(3,938)
Net flows[note (a)]	2,349	9,635	(1,038)	10,946
Investment-related items and other movements	622	8,219	2,312	11,153
Acquisition of subsidiaries	487	–	–	487
Foreign exchange translation differences	(1,714)	(2,704)	–	(4,418)
At 31 December	21,931	107,411	50,779	180,121
Comprising:				
Policyholder liabilities on the consolidated statement of financial position	18,772	107,411	50,779	176,962
Group's share of policyholder liabilities relating to joint ventures	3,159	–	–	3,159

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(a) Including net flows of the Group's insurance joint ventures.

(b) The reclassification of Japan life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan.

Financial statements
C: Balance sheet notes

214 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

iii Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group's insurance contract liabilities, gross and reinsurance share, and unallocated surplus of with-profits funds is provided below:

	Insurance contract liabilities*		Unallocated surplus of with profits funds
	Gross £m	Reinsurers' share £m	£m
At 1 January 2012	180,363	1,486	9,215
Income and expense included in the income statement and other comprehensive income	16,561	–	1,381
Acquisition of REALIC	12,912	4,810	–
Other movements in the year	–	(58)	–
Foreign exchange translation differences	(4,352)	(162)	(7)
At 31 December 2012/1 January 2013	**205,484**	**6,076**	**10,589**
Reclassification of Japan life business as held for sale	**(1,026)**	–	–
Income and expense included in the income statement and other comprehensive income	**18,133**	–	**1,507**
Acquisition of Thanachart Life	**487**	–	–
Other movements in the year	–	**56**	–
Foreign exchange translation differences	**(4,893)**	**(114)**	**(35)**
At 31 December 2013	**218,185**	**6,018**	**12,061**

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

iv Reinsurers' share of insurance contract liabilities

	2013 £m				2012* £m
	Asia	US	UK	Total	Total
Insurance contract liabilities	**381**	**5,406**	**231**	**6,018**	6,076
Claims outstanding	**141**	**659**	**20**	**820**	778
	522	**6,065**	**251**	**6,838**	6,854

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers' share of insurance contract liabilities balance of £6,838 million at 31 December 2013 (2012: £6,854 million), 96 per cent (2012: 97 per cent) were ceded by the Group's UK and US operations, of which 93 per cent (2012: 92 per cent) of the balance were from reinsurers with Standard & Poor's rating A- and above.

The reinsurance asset for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Jackson acquired the REALIC business in 2012 (see note D1(b)). Apart from the reinsurance acquired through the purchase of REALIC, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £37 million and £278 million respectively during 2013 (2012: £24 million and £123 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2013 or 2012.

The Group's Asia and UK businesses do not cede significant amounts of business outside the Group. During 2013, the Group's UK insurance business wrote a longevity swap on certain aspects of the UK's annuity back-book liabilities. This resulted in a one-off benefit of £27 million to IFRS profit before tax. The gains and losses recognised in profit and loss for the other reinsurance contracts written in the year were immaterial.

Prudential plc Annual Report 2013 215

C4.1(b) Asia insurance operations

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2012	12,643	12,015	6,254	30,912
Comprising:				
*Policyholder liabilities on the consolidated statement of financial position**	12,593	10,101	5,416	28,110
Unallocated surplus of with-profits funds on the consolidated statement of financial position	50	–	–	50
Group's share of policyholder liabilities relating to joint ventures‡	–	1,914	838	2,752
Premiums:				
New business	216	1,336	636	2,188
In-force	1,263	1,292	877	3,432
	1,479	2,628	1,513	5,620
Surrenders[note (c)]	(608)	(1,675)	(258)	(2,541)
Maturities/Deaths	(432)	(30)	(196)	(658)
Net flows[note (b)]	439	923	1,059	2,421
Shareholders' transfers post tax	(31)	–	–	(31)
Investment-related items and other movements	639	1,451	88	2,178
Foreign exchange translation differences[note (a)]	(239)	(361)	(216)	(816)
At 31 December 2012 / 1 January 2013	13,451	14,028	7,185	34,664
Comprising:				
*Policyholder liabilities on the consolidated statement of financial position**	13,388	11,969	6,144	31,501
Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	–	–	63
Group's share of policyholder liabilities relating to joint ventures‡	–	2,059	1,041	3,100
Reclassification of Japan life business as held for sale§	–	(366)	(660)	(1,026)
Premiums:				
New business	242	1,519	902	2,663
In-force	1,585	1,301	1,006	3,892
	1,827	2,820	1,908	6,555
Surrenders[note (c)]	(714)	(1,799)	(217)	(2,730)
Maturities/Deaths	(634)	(46)	(317)	(997)
Net flows[note (b)]	479	975	1,374	2,828
Shareholders' transfers post tax	(38)	–	–	(38)
Investment-related items and other movements[note (d)]	(160)	369	253	462
Acquisition of Thanachart life	–	–	487	487
Foreign exchange translation differences[note (a)]	(517)	(1,241)	(473)	(2,231)
At 31 December 2013	13,215	13,765	8,166	35,146
Comprising:				
*Policyholder liabilities on the consolidated statement of financial position**	13,138	11,918	6,854	31,910
Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	–	–	77
Group's share of policyholder liabilities relating to joint ventures‡	–	1,847	1,312	3,159
Average policyholder liability balances†				
2013	13,263	13,714	7,446	34,423
2012	12,990	13,022	6,720	32,732

* The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2.

† Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.

‡ The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

§ The reclassification of Japan life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan. The 2012 comparatives include the Japan life business. If Japan life business had been excluded from the 2012 amount, the average policyholder liability balance for 2012 would have been £31,616 million in total allocated £12,990 million, £12,648 million and £5,978 million for its with-profits business, unit-linked business and other business respectively.

Financial statements
C: Balance sheet notes

216 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

Notes

(a) Movements in the year have been translated at the average exchange rates for the year ended 31 December 2013. The closing balance has been translated at the closing spot rates as at 31 December 2013. Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows have increased by £407 million to £2,828 million in 2013 compared with £2,421 million in 2012 reflecting increased flows from new business and growth in the in-force books.

(c) The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities after the removal of Japan) was 10.0 per cent in 2013, lower than the 10.6 per cent recorded in 2012. Maturities/deaths have increased from £658 million in 2012 to £997 million in 2013, primarily as a result of an increased number of endowment products within Hong Kong, Singapore and Thailand reaching their maturity point.

(d) Investment-related items and other movements for 2013 principally represents unrealised losses on bonds, following the rise in bond yields within the with-profits funds and positive investment gains from the Asia equity market in the unit-linked and other business.

ii Duration of liabilities

The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows on a discounted basis for 2013 and 2012, taking account of expected future premiums and investment returns:

	2013 £m	2012* £m
Policyholder liabilities	**31,910**	31,501
	%	%
Expected maturity:		
0 to 5 years	**23**	22
5 to 10 years	**20**	19
10 to 15 years	**16**	16
15 to 20 years	**12**	13
20 to 25 years	**9**	10
Over 25 years	**20**	20

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

iii Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2013, the summary policyholder liabilities and unallocated surplus for Asia operations of £32.0 billion (2012: £31.6 billion), net of reinsurance of £251 million (2012: £170 million), excluding joint ventures, comprised the following:

	2013 £m	2012* £m
Hong Kong	**8,655**	8,610
Indonesia	**1,824**	2,110
Korea	**2,450**	2,131
Malaysia	**3,434**	3,226
Singapore	**10,886**	10,731
Taiwan	**2,236**	1,931
Other countries	**2,251**	2,655
Total Asia operations	**31,736**	31,394

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Prudential plc Annual Report 2013 217 C4.1(c) US insurance operations i Analysis of movements in policyholder liabilities A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows: Variable annuity separate Fixed annuity, account GIC and other liabilities business Total US insurance operations Łm Łm Łm At 1 January 2012 37,833 31,356 69,189 Premiums 10,361 4,546 14,907 Surrenders (2,149) (2,207) (4,356) Maturities/Deaths (404) (550) (954) Net flowsnote (b) 7,808 1,789 9,597 Transfers from general to separate account 1,577 (1,577) – Investment-related items and other movements 4,014 227 4,241 Foreign exchange translation differencesnote (a) (1,998) (1,680) (3,678) Acquisition of REALICnote (d) 64 12,848 12,912 At 31 December 2012/1 January 2013 49,298 42,963 92,261 Premiums 11,377 4,574 15,951 Surrenders (2,906) (2,181) (5,087) Maturities/Deaths (485) (744) (1,229) Net flowsnote (b) 7,986 1,649 9,635 Transfers from general to separate account 1,603 (1,603) – Investment-related items and other movementsnote (c) 8,725 (506) 8,219 Foreign exchange translation differencesnote (a) (1,931) (773) (2,704) At 31 December 2013 65,681 41,730 107,411 Average policyholder liability balances* 2013 57,489 42,347 99,836 2012 43,549 33,948 77,497 * Averages have been based on opening and closing balances, and adjusted for acquisitions and disposals in the year. Notes (a) Movements in the year have been translated at an average rate of US$1.56/Ł1.00 (2012: US$1.58/Ł1.00). The closing balances have been translated at closing rate of US$1.66/Ł1.00 (2012: US$1.63/Ł1.00). Differences upon retranslation are included in foreign exchange translation differences. (b) Net flows for the year were Ł9,635 million compared with Ł9,597 million in 2012. Gross inflows increased by 7 per cent primarily reflecting increased variable annuity new business volume. (c) Positive investment-related items and other movements in variable annuity separate account liabilities of Ł8,725 million for 2013 primarily reflects the increase in the US equity market during the year. Fixed annuity, GIC and other business investment and other movements primarily reflects the reduction in guarantee reserves (reflecting the impact of higher equity values and higher interest rates on these reserves), which has more than offset the increase in general account reserves which arise from interest credited to policyholder accounts in the year. (d) The amounts shown for the acquisition of REALIC represents the liabilities, before reduction for reinsurance ceded, acquired at the date of acquisition. ii Duration of liabilities The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows on a discounted basis for 2013 and 2012: 2013 Łm 2012 Łm Fixed Fixed annuity and annuity and other business other business (including (including GICs and GICs and similar Variable similar Variable contracts) annuity Total contracts) annuity Total Policyholder liabilities 41,730 65,681 107,411 42,963 49,298 92,261 2013% 2012 % Expected maturity: 0 to 5 years 49 48 48 45 46 46 5 to 10 years 27 31 30 27 31 29 10 to 15 years 11 13 12 12 13 13 15 to 20 years 655 7 6 6 20 to 25 years 423 5 2 3 Over 25 years 312 4 2 3 Financial statements C: Balance sheet notes

218 Prudential plc Annual Report 2013 **Financial statements** **Notes to Primary statements**

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

C4.1(d) UK insurance operations

i Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries		
	SAIF and PAC with-profits sub-fund £m	**Unit-linked liabilities** £m	**Annuity and other long-term business** £m	**Total** £m
At 1 January 2012	90,141	21,281	24,767	136,189
Comprising:				
Policyholder liabilities	80,976	21,281	24,767	127,024
Unallocated surplus of with-profits funds	9,165	–	–	9,165
Premiums	4,539	1,775	2,026	8,340
Surrenders	(2,200)	(2,378)	(207)	(4,785)
Maturities/Deaths	(5,664)	(658)	(1,687)	(8,009)
Net flows[note (a)]	(3,325)	(1,261)	132	(4,454)
Shareholders' transfers post tax	(205)	–	–	(205)
Switches	(236)	236	–	–
Investment-related items and other movements[note (b)]	8,656	1,941	2,409	13,006
Foreign exchange translation differences	(98)	–	–	(98)
At 31 December 2012/1 January 2013	94,933	22,197	27,308	144,438
Comprising:				
Policyholder liabilities	**84,407**	22,197	27,308	133,912
Unallocated surplus of with-profits funds	**10,526**	–	–	10,526
Premiums	**3,750**	2,150	1,478	7,378
Surrenders	**(2,262)**	(2,263)	(57)	(4,582)
Maturities/Deaths	**(5,775)**	(644)	(1,702)	(8,121)
Net flows[note (a)]	**(4,287)**	(757)	(281)	(5,325)
Shareholders' transfers post tax	**(192)**	–	–	(192)
Switches	**(195)**	195	–	–
Investment-related items and other movements[note (b)]	**5,695**	2,017	100	7,812
Foreign exchange translation differences	**(117)**	–	–	(117)
At 31 December 2013	**95,837**	**23,652**	**27,127**	**146,616**
Comprising:				
Policyholder liabilities	**83,853**	**23,652**	**27,127**	**134,632**
Unallocated surplus of with-profits funds	**11,984**	–	–	**11,984**
Average policyholder liability balances*				
2013	**84,130**	**22,924**	**27,218**	**134,272**
2012	82,691	21,739	26,038	130,468

* Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a) Net outflows increased from £4,454 million in 2012 to £5,325 million in 2013, driven primarily by lower sales of with-profits bonds in the year as a result from the implementation of the recommendations of the Retail Distribution Review and lower bulk annuity sales in 2013 compared to 2012. This increase is partly offset by a decrease in the outflow of the unit-linked business. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the year. Excluding these transactions, the net flow in the unit-linked business for 2013 is broadly consistent to 2012.

(b) Investment-related items and other movements of £7,812 million reflects the strong growth in the UK equity markets in 2013, partly offset by the impact on liabilities of rising long-term bond yields.

Prudential plc Annual Report 2013 219 ii Duration of liabilities With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. In effect, the maturity term of the other contracts reflects the earlier of death, maturity, or lapsation. In addition, as described in note A3.1, with-profits contract liabilities include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF. The tables above show the carrying value of the policyholder liabilities. The tables’ notes below show the maturity profile of the cash flows for insurance contracts, as defined by IFRS, ie those containing significant insurance risk, and investment contracts, which do not. 2013 Łm Annuity business With-profits business (Insurance contracts) Other Non-profit annuities within WPSF Insurance Investment (including Insurance Investment contracts contracts Total PAL) PRIL Total contracts contracts Total TOTAL Policyholders’ liabilities 36,248 35,375 71,623 12,230 19,973 32,203 13,223 17,583 30,806 134,632 2013 % Expected maturity: 0 to 5 years 42 40 41 33 28 30 39 40 39 38 5 to 10 years 24 25 25 25 23 24 25 22 23 24 10 to 15 years 14 17 16 18 18 18 16 16 16 16 15 to 20 years 91110111312 9 10 10 11 20 to 25 years 5556885666 over 25 years 6237 1086665 2012 Łm Annuity business With-profits business (Insurance contracts) Other Non-profit annuities within WPSF Insurance Investment (including Insurance Investment contracts contracts Total PAL) PRIL Total contracts contracts Total TOTAL Policyholders’ liabilities 37,698 33,486 71,184 13,223 20,114 33,337 13,231 16,160 29,391 133,912 2012 % Expected maturity: 0 to 5 years 45 39 42 30 26 27 35 28 31 36 5 to 10 years 24 25 24 24 22 22 25 23 24 24 10 to 15 years 13 17 15 18 17 18 17 17 17 16 15 to 20 years 8 11 10 12 13 13 10 12 11 11 20 to 25 years 5 6 5 8 9 9 6 9 8 7 over 25 years 5 2 4 8 13 11 7 11 9 6 Notes (i) The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts. (ii) Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business. (iii) Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18. (iv) For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience. (v) The maturity tables shown above have been prepared on a discounted basis. Financial statements C: Balance sheet notes

220 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements C: Balance sheet notes continued C4: Policyholder liabilities and unallocated surplus of with-profits funds continued C4.2 Products and determining contract liabilities a Asia Features of products and guarantees The life insurance products offered by the Group’s Asia operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asia operations also offer health, disability, critical illness and accident coverage to supplement its core life products. The terms and conditions of the contracts written by the Asia operations and in particular the products’ options and guarantees, vary from territory to territory depending upon local market circumstances. In general terms, the Asia participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asia operations’ non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed, or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection (H&P) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. H&P products are commonly offered as supplements to main life policies but can be sold separately. Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value or interest rate guarantees, policy renewability, and convertibility options. Subject to local market circumstances and regulatory requirements, the guarantee features described in note C4.2(c) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements. Non-participating long-term products are the only ones where the Group is contractually obliged to provide guarantees on all benefits. Unit-linked products have the lowest level of guarantee. The risks on death coverage through premium rate guarantees are low due to the diversified nature of the business as well as rigorous product pricing. Cash value and interest rate guarantees are of three types: — Maturity values Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products. — Surrender values Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used for certain products and where the law permits such adjustments in cash values. — Interest rate guarantees It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values. The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates. Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations though this is not to a significant extent as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at 31 December 2013 of Ł547 million and Ł1,905 million respectively (2012: Ł505 million and Ł1,628 million respectively). Determining contract liabilities For the with-profits business, the total value of the with-profits funds is driven by the underlying asset valuation with movements reflected principally in the accounting value of policyholder liabilities and unallocated surplus. Similarly, for the unit-linked business, the attaching liabilities reflect the unit value obligation driven by the value of the investments of the unit fund. For the shareholder-backed non-linked business, the future policyholder benefit provisions for Asia businesses in the Group’s IFRS accounts, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis or where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP principles are used as the most appropriate reporting basis. For the countries which apply local GAAP adjusted to comply, where necessary, with modified statutory basis, the approach to determining the contract liabilities is driven by the local solvency basis. A gross premium valuation method is used in those countries where a Risk-Based Capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions. A Risk-Based Capital framework applying the gross premium valuation method is adopted by Singapore, Malaysia, Thailand and from 2013, Indonesia. In applying this approach, an overlay constraint to the method is applied such that no negative reserves are derived at an individual policyholder level. In Vietnam, the Company improved its estimation basis for liabilities in 2012 from one determined substantially by reference to US GAAP requirements. After making this change, the estimation basis for Vietnam was aligned substantially to that used by the countries applying the gross premium valuation method.

Prudential plc Annual Report 2013 221 For India, Japan, Taiwan, and until 2012, Vietnam, US GAAP is applied for measuring insurance assets and liabilities. For these countries, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions. The effect of changes in assumptions used to measure insurance assets and liabilities for Asia insurance operations is as disclosed in note B4(a). b US Features of products and guarantees Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities, life insurance and institutional products. Jackson discontinued offering life insurance products in August 2012. i Fixed annuities Fixed interest rate annuities At 31 December 2013, fixed interest rate annuities accounted for 10 per cent (2012: 13 per cent) of policy and contract liabilities of Jackson. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options. The policyholder of fixed interest rate annuity pays Jackson a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder’s account at that date. The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2013, Jackson had fixed interest rate annuities totalling Ł11.2 billion (US$18.5 billion) (2012: Ł11.7 billion (US$19.0 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.05 per cent average guaranteed rate (2012: 1.0 per cent to 5.5 per cent and a 3.09 per cent average guaranteed rate). Approximately 50 per cent (2012: 50 per cent) of the fixed interest rate annuities Jackson wrote in 2013 provide for a market value adjustment (‘MVA’) that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimises the surrender risk associated with certain fixed annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities. In certain cases, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio. Fixed index annuities Fixed index annuities accounted for 7 per cent (2012: 8 per cent) of Jackson’s policy and contract liabilities at 31 December 2013. Fixed index annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 per cent to 3.0 per cent. Jackson had fixed index annuities allocated to indexed funds totalling Ł6.1 billion (US$10.2 billion) (2012: Ł5.6 billion (US$9.2 billion)) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.85 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 1.82 per cent average guarantee rate). Jackson also offers fixed interest accounts on some fixed index annuity products. Fixed interest accounts of fixed index annuities totalled Ł1.5 billion (US$2.5 billion) (2012: Ł1.5 billion (US$2.3 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.56 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate). Jackson hedges the equity return risk on fixed index products using futures and options linked to the relevant index as well as through offsetting equity exposure in the variable annuities product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment risk and a portion of surrender risk on these products. Immediate annuities At 31 December 2013, immediate annuities accounted for 1 per cent (2012: 1 per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson’s primary risk are mortality and reinvestment risks. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity. ii Variable annuities At 31 December 2013, variable annuities accounted for 65 per cent (2012: 60 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement. The primary differences between variable annuities and interest-sensitive or fixed index annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2013, 6 per cent (2012: 8 per cent) of variable annuity funds were in fixed accounts. Jackson had accounts in variable annuities totalling Ł4.2 billion (US$7.0 billion) (2012: Ł4.3 billion (US$7.0 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.85 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 1.89 per cent average guaranteed rate). Financial statements C: Balance sheet notes

222 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

Jackson issues variable annuity contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts as described in note C7.3. The GMAB and GMIB are no longer offered, with the existing GMIB coverage being substantially reinsured.

Jackson launched Elite Access in March 2012. Elite Access is a variable annuity which has no guaranteed benefits and provides tax efficient access to alternative investments. Single premium sales in 2013 were £2,585 million (2012: £849 million).

iii Aggregate distribution of account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index) and the fixed account portion of variable annuities within the range of minimum guaranteed interest rates as described in notes i to ii above as at 31 December 2013 and 2012:

	Account value	
Minimum guaranteed interest rate	2013 £m	2012 £m
1.0%	3,012	2,534
> 1.0% to 2.0%	8,349	8,374
> 2.0% to 3.0%	8,867	9,174
> 3.0% to 4.0%	1,163	1,236
> 4.0% to 5.0%	1,460	1,518
> 5.0%	197	209
Total	23,048	23,045

iv Life insurance

Life insurance products accounted for 14 per cent (2012: 15 per cent) of Jackson's policy and contract liabilities at 31 December 2013. Jackson discontinued new sales of life insurance products effective 1 August 2012 but increased its life insurance products book when it acquired REALIC in September 2012. Life products include term life and interest-sensitive life (universal life and variable universal life). Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio.

At 31 December 2013, Jackson had interest sensitive life business in force with total account value of £5.7 billion (US$9.5 billion) (2012: £6.0 billion (US$9.7 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate (2012: 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business' account values within this range of minimum guaranteed interest rates as at 31 December 2013 and 2012:

	Account value	
Minimum guaranteed interest rate	2013 £m	2012 £m
< 2.0%	–	–
> 2.0% to 3.0%	182	183
> 3.0% to 4.0%	2,182	2,141
> 4.0% to 5.0%	1,908	2,097
> 5.0%	1,456	1,550
Total	5,728	5,971

Prudential plc Annual Report 2013 223 v Institutional products Jackson’s institutional products consist of guaranteed investment contracts (‘GICs’), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2013, institutional products accounted for 3 per cent of policy and contract liabilities (2012: 3 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment. Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but is usually a floating short-term interest rate linked to an external index. The average term of the funding agreements is one to two years. In 2013 and 2012, there were no funding agreements terminable by the policyholder with less than 90 days’ notice. Determining contract liabilities Under the modified statutory basis of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A3.1, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5.1(b). Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for: — Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income); — Any amounts previously assessed against policyholders that are refundable on termination of the contract; and — Any probable future loss on the contract (ie premium deficiency). Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for: — Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances; — Amounts expected to be assessed for contract administration less costs incurred for contract administration; — Amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances; — Amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and — Other expected assessments and credits. Variable annuity contracts written by Jackson may, as described above, provide for Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit, Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Death Benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions. In accordance with US GAAP, the ‘grandfathered’ basis for IFRS, which specifies how certain guarantee features should be accounted for, the Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit liabilities are determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2013, these liabilities were valued using a series of deterministic investment performance scenarios, a mean investment return of 7.4 per cent (2012: 8.4 per cent) net of external fund management fees, and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs. The direct Guaranteed Minimum Income Benefit liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments. Guaranteed Minimum Income Benefit benefits are essentially fully reinsured, subject to a modest deductible and annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change in fair value included as a component of short-term fluctuations. The direct GMIB liability is not considered a derivative instrument under IAS 39 and, as such, an accounting differences arises from this one-sided mark to market. The assumptions used for calculating the direct Guaranteed Minimum Income Benefit liability at 31 December 2013 and 2012 are consistent with those used for calculating the Guaranteed Minimum Death Benefit and ‘for life’ Guaranteed Minimum Withdrawal Benefit liabilities. Guaranteed Minimum Withdrawal Benefit ‘not for life’ features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value. The change in these guaranteed benefit reserves, along with claim payments and associated fees included in reserves are included along with the hedge results in short-term fluctuations, resulting in removal of the market impact from the operating profit based on longer-term investment returns. Financial statements C: Balance sheet notes

224 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements C: Balance sheet notes continued C4: Policyholder liabilities and unallocated surplus of with-profits funds continued Jackson regularly evaluates estimates used and adjusts the additional Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised. For Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Income Benefit reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions on implied market volatility for periods ranging from 5 to 10 years where sufficient market liquidity is assumed to exist, followed by grading to long-term historical volatility levels beyond that point, and explicitly incorporates Jackson’s own credit risk in determining discount rates. Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from a AA corporate credit curve. Other risk margins, particularly for policyholder behaviour are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson validates the resulting fair values based on comparisons to other models and market movements. With the exception of the Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit, Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit features of variable annuity contracts, the financial guarantee features of Jackson’s contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (ie the US GAAP liability). For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation. Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by IFRS 4. In practice there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts. Certain institutional products representing obligations issued in currencies other than US dollars have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities. The effect of non-recurrent changes of assumptions used to measure insurance assets and liabilities of Jackson is shown in note B4(b). c UK Features of products and guarantees Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities. These products are written primarily in: — One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund (WPSF), SAIF, and the non-profit sub-fund; — Prudential Annuities Limited (PAL), which is owned by the PAC with-profits sub-fund; — Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary; or — Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business. i With-profits products and PAC with-profits sub-fund The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. The WPSF held a provision of Ł36 million at 31 December 2013 (2012: Ł47 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below. With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘annual’ and ‘final’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits business is affected, then a higher proportion of fixed interest or similar assets might be held by the fund. Further details on the determination of the two types of the bonuses, ‘regular’ and ‘final’ are provided below:

Prudential plc Annual Report 2013 225 Regular bonus rates For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium, or date of issue of the policy, or if the accumulated annual bonuses are particularly high or low, relative to a prudent proportion of the achieved investment return. When target bonus levels change, the PAC board of directors (PAC Board) has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level. In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time. However, PAC retains the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change. Final bonus rates A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised. The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach as explained below. In general, the same final bonus scale applies to maturity, death and surrender claims except that: — The total surrender value may be impacted by the application of a Market Value Reduction for accumulating with-profits policies and by the surrender bases for conventional with-profits business; and — For the SAIF and Scottish Amicable, the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates. Application of significant judgement The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following: — Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined; — Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgement; and — Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business. Key assumptions As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions, or of reasonably likely changes in these assumptions. Prudential’s approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds. Accordingly, Prudential’s PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential’s PPFM is therefore to: — Explain the nature and extent of the discretion available; — Show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and — Provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential. Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed: — An Actuarial Function Holder who provides the PAC Board with all actuarial advice; — A With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and — A With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed. Financial statements C: Balance sheet notes

226 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

Smoothing of investment return

In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC Board may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution, with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2013 £m	2012* £m
Net income of the fund:		
Investment return	5,757	8,390
Claims incurred	(6,681)	(6,857)
Movement in policyholder liabilities	(197)	(3,989)
Add back policyholder bonuses for the year (as shown below)	1,749	1,865
Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(5,129)	(8,981)
Earned premiums, net of reinsurance	3,801	4,558
Other income	52	39
Acquisition costs and other expenditure	(1,025)	(907)
Share of profits from investment joint ventures	88	27
Tax charge	(308)	(286)
Net income of the fund before movement in unallocated surplus	3,236	2,840
Movement in unallocated surplus	(1,294)	(769)
Surplus for distribution	1,942	2,071
Surplus for distribution allocated as follows:		
90% policyholders' bonus (as shown above)	1,749	1,865
10% shareholders' transfers	193	206
	1,942	2,071

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

ii Annuity business

Prudential's conventional annuities include level, fixed-increase and inflation-linked annuities, the link being to the Retail Price Index (RPI) in the majority of cases. They are mainly written within the subsidiaries PAL, PRIL, the PAC non-profit sub-fund and the PAC with-profits sub-fund, but there are some annuity liabilities in Prudential Pensions Limited and SAIF.

Prudential's fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

Prudential's with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF's equity shares, property and other investment categories over time. Policyholders select a 'required smoothed return' bonus from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the required smoothed return bonus rate selected by the policyholder when the product is purchased and the smoothed return bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

iii SAIF

SAIF is a ring-fenced sub-fund of the PAC long-term fund formed following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in force at the time of the acquisition and incremental premiums are permitted on these policies.

The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business.

The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits ie in excess of those based on asset share.

Prudential plc Annual Report 2013 227 Provision is made for the risks attaching to some SAIF unitised with-profits policies that have (Market Value Reduction) MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of Ł328 million was held in SAIF at 31 December 2013 (2012: Ł371 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ equity. iv Unit-linked (non-annuity) and other non-profit business Prudential UK insurance operations also have an extensive book of unit-linked policies of varying types and provide a range of other non-profit business such as credit life and protection contracts. These contracts do not contain significant financial guarantees. There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF. Determining contract liabilities iOverview The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including in particular mortality, expenses, tax, economic assumptions and, where applicable, persistency. For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market-consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do. Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business. For non-profit business, a margin for adverse deviation is added. Different assumptions are applied for different product groups. For annuitant mortality, assumptions for current mortality rates are based on recent experience investigations and expected future improvements in mortality. The expected future improvements are based on recent experience and projections of the business and industry experience generally. Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts. The actual renewal expenses incurred on behalf of SAIF by other Group companies are recharged in full to SAIF. The assumptions for asset management expenses are based on the charges specified in agreements with the Group’s asset management operations, plus a margin for adverse deviation for non-profit business. Tax assumptions are set equal to current rates of taxation. For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL (including the business recaptured by PAC WPSF in 2011) and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non-risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above. ii WPSF and SAIF The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for under FRS 27. The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the PRA’s rules for the determination of reserves on the PRA’s ‘realistic’ Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4. The PRA’s Peak 2 calculation under the realistic regime requirement is explained further in note A3.1(d) under the UK regulated with-profits section. The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis. The process of determining policyholder liabilities of SAIF is similar to that for the with-profits policies of the WPSF. Financial statements C: Balance sheet notes

228 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C4: Policyholder liabilities and unallocated surplus of with-profits funds continued

iii Annuity business

Credit risk provisions

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. Further details on credit risk allowance are provided in note B4(c).

Mortality

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the standard table used are selected according to the source of business.

Since 2009, new mortality projection models have been released annually by the Continuous Mortality Investigation (CMI). The CMI 2011 model was used to produce the 2012 results, with calibration to reflect an appropriate view of future mortality improvements. The CMI 2012 model was used to produce the 2013 results, again with calibration to reflect an appropriate view of future mortality improvements.

The tables and range of percentages used are set out in the following tables:

	Non-profit annuities within the WPSF (including PAL)		PRIL	
2013	**Males**	**Females**	**Males**	**Females**
In payment	93% – 99% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2012 mortality model, with a long-term improvement rate of 2.25%.	89% – 101% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2012 mortality model, with a long-term improvement rate of 1.50%.	91% – 96% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2012 mortality model, with a long-term improvement rate of 2.25%.	84% – 98% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2012 mortality model, with a long-term improvement rate of 1.50%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	Non-profit annuities within the WPSF (including PAL)		PRIL	
2012	**Males**	**Females**	**Males**	**Females**
In payment	93% – 99% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	89% – 101% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.	92% – 96% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	84% – 97% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	Non-profit annuities within the WPSF (including PAL)		PRIL	
2011	**Males**	**Females**	**Males**	**Females**
In payment	92% – 98% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	88% – 100% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.	93% – 94% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	84% – 96% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

Prudential plc Annual Report 2013 229 iv Unit-linked (non-annuity) and other non-profit business The majority of other long-term business written in the UK insurance operations is unit-linked business or other business with similar features. For these contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile. For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges. For those contracts where the level of insurance risk is insignificant, the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18. v Effect of changes in assumptions used to measure insurance assets and liabilities Credit risk There has been no change of approach in the setting of assumption levels of credit risk in 2013 and 2012. However, changes in the portfolio have given rise to altered levels of credit risk allowance as set out in note B4(c). Other operating assumption changes The effect of other operating assumption changes for the shareholder-backed business is set out in note B4 (c). For the with-profits sub-fund, the aggregate effect of assumption changes in 2013 was a net credit to unallocated surplus of Ł200 million (2012: net charge of Ł90 million), relating to changes in mortality assumptions, offsetting releases of margins, and altered expense, persistency and economic assumptions, where appropriate in the two periods. Financial statements C: Balance sheet notes

230 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C5: Intangible assets

C5.1 Intangible assets attributable to shareholders

a Goodwill attributable to shareholders

	2013 £m	2012 £m
Cost		
At beginning of year	1,589	1,585
Additional consideration paid on previously acquired business	–	2
Exchange differences	(8)	2
At end of year	1,581	1,589
Aggregate impairment	(120)	(120)
Net book amount at end of year	1,461	1,469
Goodwill attributable to shareholders comprises:		
M&G	1,153	1,153
Other	308	316
	1,461	1,469

Other goodwill represents amounts allocated to entities in Asia and the US operations in respect of acquisitions made prior to 2012. As discussed in note D1 there was no goodwill attached to the purchase of REALIC or Thanachart Life. Other goodwill amounts by acquired operations are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2013 and 2012 relates to the goodwill held in relation to the Japan life business which was impaired in 2005. The Group signed an agreement to sell the Japan life business in July 2013. The completion of the transaction is dependent on regulatory approval.

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash-generating units for the purposes of impairment testing. These cash-generating units are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis.

Assessment of whether goodwill may be impaired

Goodwill is tested for impairment by comparing the cash-generating units carrying amount, including any goodwill, with its recoverable amount.

With the exception of M&G, the goodwill attributable to shareholders mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note 15. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

M&G

The recoverable amount for the M&G cash-generating units has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan.

ii The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2012: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data.

iii The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business, a risk discount rate of 12 per cent (2012: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 18 per cent (2012: 15 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

iv That asset management contracts continue on similar terms.

Prudential plc Annual Report 2013 231

Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

b Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2013 £m	2012* £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,684	3,776
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	96	100
	4,780	3,876
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	67	64
Distribution rights and other intangibles	448	237
	515	301
Total of deferred acquisition costs and other intangible assets	5,295	4,177

* The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note A2 whereby equity presentation rather than proportionate consolidation for joint venture operations applies.

	2013 £m						2012* £m
	Deferred acquisition costs						
	Asia	US	UK	Asset management	PVIF and other intangibles†	Total	Total
Balance at 1 January							
As previously reported	654	3,199	103	10	301	4,267	4,234
Effect of adoption of IFRS 11 note A2	(90)	–	–	–	–	(90)	(90)
After effect of change	564	3,199	103	10	301	4,177	4,144
Reclassification of Japan life as held for sale note D5	(28)	–	–	–	–	(28)	–
Additions	202	716	3	12	297	1,230	1,059
Acquisition of subsidiaries	–	–	–	–	21	21	5
Amortisation to the income statement:							
Operating profit	(167)	(403)	(17)	(5)	(51)	(643)	(682)
Non-operating profit	–	228	–	–	–	228	76
	(167)	(175)	(17)	(5)	(51)	(415)	(606)
Disposals	–	–	–	–	(1)	(1)	–
Exchange differences and other movements	(18)	(117)	–	–	(52)	(187)	(155)
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income	–	498	–	–	–	498	(270)
Balance at 31 December	553	4,121	89	17	515	5,295	4,177

* The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note A2 whereby equity presentation rather than proportionate consolidation for joint venture operations applies.

† PVIF and other intangibles includes software rights of £56 million (2012: £60 million) with additions of £26 million, amortisation of £27 million, disposals and other movements of £1 million and exchange losses of £2 million. The additions of £297 million for PVIF and other intangibles in 2013 include the amount advanced to secure the exclusive 15-year bancassurance partnership agreement entered into with Thanachart Bank in Thailand. Further, the addition of £21 million for acquisition of subsidiaries is for the acquisition of Thanachart Life. The amount of £5 million for 2012 was for the acquisition of REALIC. See note D1 for further details.

US insurance operations

Summary balances

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2013 £m	2012 £m
Variable annuity business	3,716	3,330
Other business	868	821
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(463)	(952)
Total DAC for US operations	4,121	3,199

* Consequent upon the negative unrealised valuation movement in 2013 of £2,089 million (2012: positive unrealised valuation movement of £862 million), there is a credit of £498 million (2012: a debit of £270 million) for altered 'shadow' DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2013, the cumulative shadow DAC balance as shown in the table above was negative £463 million (2012: negative £952 million).

Financial statements
C: Balance sheet notes

232 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements C: Balance sheet notes continued C5: Intangible assets continued Overview of the deferral and amortisation of acquisition costs for Jackson Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies. As with fixed and index annuity and interest-sensitive life business, acquisition costs for Jackson’s variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense. Mean reversion technique For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of returns on separate account investments which, as referenced in note A2, for Jackson, is 7.4 per cent (2012: 8.4 per cent ) after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 7.4 per cent (2012: 8.4 per cent) annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent (2012: 8.4 per cent) assumption. However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year. Sensitivity of amortisation charge The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises: i a core amount that reflects a relatively stable proportion of underlying premiums or profit; and ii an element of acceleration or deceleration arising from market movements differing from expectations. In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect. Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result. In 2013, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of Ł82 million (2012: Ł56 million). The 2013 amount primarily reflects the separate account performance of 20 per cent, which is higher than the assumed level for the year. As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets in 2014 (outside the range of negative 37 per cent to positive 27 per cent) for the mean reversion assumption to move outside the corridor.

Prudential plc Annual Report 2013 233

Deferred acquisition costs related to insurance and investment contracts attributable to shareholders

Additional movement analysis of deferred acquisition costs and other intangibles attributable to shareholders

The movement in deferred acquisition costs relating to insurance and investment contracts attributable to shareholders are as follows:

	2013 £m		2012* £m	
	Insurance contracts	Investment management note	Insurance contracts	Investment management note
DAC at 1 January	3,776	100	3,716	105
Additions	920	14	1,013	12
Amortisation	(372)	(18)	(535)	(17)
Exchange differences	(138)	–	(148)	–
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	498	–	(270)	–
DAC at 31 December	4,684	96	3,776	100

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Note

All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2013 £m	2012 £m
Gross amount	224	210
Accumulated amortisation	(128)	(110)
Net book amount	96	100

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2013 £m				2012* £m			
		Other intangibles note (ii)				Other intangibles note (ii)		
	PVIF note (i)	Distribution rights	Software	Total	PVIF note (i)	Distribution rights	Software	Total
At 1 January								
Cost	217	230	184	631	212	235	153	600
Accumulated amortisation	(153)	(53)	(124)	(330)	(148)	(36)	(96)	(280)
	64	177	60	301	64	199	57	320
Additions (including amounts arising on acquisition of subsidiaries)	21	271	26	318	5	–	32	37
Amortisation charge	(7)	(17)	(27)	(51)	(5)	(17)	(28)	(50)
Disposals	(0)	–	(1)	(1)	–	–	–	–
Exchange differences and other movements	(11)	(39)	(2)	(52)	–	(5)	(1)	(6)
At 31 December	67	392	56	515	64	177	60	301
Comprising:								
Cost	221	458	203	882	217	230	184	631
Accumulated amortisation	(154)	(66)	(147)	(367)	(153)	(53)	(124)	(330)
	67	392	56	515	64	177	60	301

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i) All of the PVIF balances relate to insurance contracts and are accounted for under UK GAAP as permitted by IFRS 4. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of asset management services as those profits emerge.

(ii) Other intangibles comprise distribution and software rights. Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts. Software is amortised over its useful economic life, which generally represents the licence period of the software acquired. Amortisation is charged to the 'acquisition costs and other expenditure' line in the income statement.

Financial statements
C: Balance sheet notes

234 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C5: Intangible assets continued

C5.2 Intangible assets attributable to with-profits funds

a Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2013 £m	2012 £m
At 1 January	178	178
Exchange differences	(1)	–
At 31 December	177	178

All the goodwill relates to the UK insurance operations segment.

The venture fund investments consolidated by the Group relates to investments of the PAC with-profits fund which are managed by M&G for which the goodwill is shown in the table above. Goodwill is tested for impairment of these investments by comparing the investment's carrying value including goodwill with its recoverable amount (fair value less costs to sell). The fair value is determined by using a discounted cash flow valuation based on cash flow projections to 2016 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculations is the risk discount rate which were from 10 to 14 per cent. The discount rates were derived by reference to risk-free rates and an equity premium risk. In 2013 and 2012, none of the goodwill was impaired.

b Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2013 £m	2012 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund[note]	6	6
Distribution rights attributable to with-profits funds of the Asia insurance operations	60	70
Computer software attributable to with-profits funds of the Asia insurance operations	6	2
	72	78

Note

The above costs relate to non-participating business written by the PAC with-profits sub-fund. As the with-profit contracts are accounted for under the UK regulatory 'realistic basis', no deferred acquisition costs are established for this type of business.

Distribution rights attributable to with-profits funds of the Asia insurance operations

Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2013 £m	2012 £m
At 1 January		
Gross amount	92	96
Accumulated amortisation	(22)	(13)
	70	83
Amortisation charge	(9)	(9)
Exchange differences	(1)	(4)
At 31 December	60	70
Comprising:		
Gross amount	91	92
Accumulated amortisation	(31)	(22)
	60	70

Prudential plc Annual Report 2013 235

C6: Borrowings

C6.1 Core structural borrowings of shareholder-financed operations

	2013 £m	2012 £m
Holding company operations:		
US$1,000m 6.5% Perpetual Subordinated Capital Securities	604	615
US$250m 6.75% Perpetual Subordinated Capital Securities[note (vi)]	151	154
US$300m 6.5% Perpetual Subordinated Capital Securities[note (vi)]	181	185
US$750m 11.75% Perpetual Subordinated Capital Securities	451	458
US$700m 5.25% Perpetual Subordinate Capital Securities[note (iv),(vi)]	417	–
US$550m 7.75% Perpetual Subordinated Capital Securities[note (vi)]	329	334
Perpetual subordinated capital securities (Innovative Tier 1)[note (i),(ix)]	2,133	1,746
€20m Medium Term Subordinated Notes 2023[note (vii)]	17	16
£435m 6.125% Subordinated Notes 2031	429	429
£400m 11.375% Subordinated Notes 2039	388	386
£700m 5.7% Subordinated Notes 2063[note (v)]	695	–
Subordinated notes (Lower Tier 2)[note (i),(v)]	1,529	831
Subordinated debt total	3,662	2,577
Senior debt:[note (ii)]		
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	4,211	3,126
Prudential Capital bank loan[note (iii)]	275	275
Jackson US$250m 8.15% Surplus Notes 2027 (Lower Tier 2)[note (i),(viii)]	150	153
Total (per consolidated statement of financial position)	4,636	3,554

Notes

(i) These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.
Tier 1 subordinated debt is entirely US$ denominated. The Group has designated all US$3.55 billion (2012: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

(iii) The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017, currently drawn at a cost of 12 month £LIBOR plus 0.4 per cent and a £115 million loan also maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.59 per cent.

(iv) In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 Perpetual Subordinated Capital Securities primarily to retail investors in Asia. The proceeds, net of costs, were US$689 million.

(v) In December 2013, the Company issued core structural borrowings of £700 million Lower Tier 2 Subordinated notes primarily to UK institutional investors. The proceeds, net of costs, were £695 million.

(vi) These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(vii) The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

(viii) The Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

Financial statements
C: Balance sheet notes

236 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C6: Borrowings continued

C6.2 Other borrowings

a Operational borrowings attributable to shareholder-financed operations

	2013 £m	2012 £m
Commercial paper	1,634	1,535
Medium Term Notes 2013[note (ii)]	–	250
Medium Term Notes 2015	299	299
Borrowings in respect of short-term fixed income securities programmes	1,933	2,084
Non-recourse borrowings of US operations	18	20
Bank loans and overdrafts	3	1
Obligations under finance leases	–	1
Other borrowings[note (iii)]	198	139
Other borrowings	201	141
Total[note (i)]	2,152	2,245

Notes

(i) In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2013 which will mature in April 2014. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii) In January 2013 the Company repaid on maturity, £250 million Medium Term Notes included within borrowings in respect of short-term fixed income securities in the table above.

(iii) Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

b Borrowings attributable to with-profits operations

	2013 £m	2012* £m
Non-recourse borrowings of consolidated investment funds	691	759
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	100	100
Other borrowings (predominantly obligations under finance leases)	104	109
Total	895	968

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

† The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

C6.3 Maturity analysis

The following table sets out the contractual maturity analysis of the Group's borrowings on the statement of financial position:

	Shareholder-financed operations				With-profits operations	
	Core structural borrowings		Operational borrowings		Borrowings	
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012* £m
Less than 1 year	–	115	1,835	1,920	35	288
1 to 2 years	–	160	309	6	126	35
2 to 3 years	–	–	8	309	49	124
3 to 4 years	275	–	–	9	53	28
4 to 5 years	–	–	–	1	59	61
Over 5 years	4,361	3,279	–	–	573	432
Total	4,636	3,554	2,152	2,245	895	968

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Prudential plc Annual Report 2013 237 C7: Risk and sensitivity analysis C7.1 Group overview The Group’s risk framework and the management of the risk including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of ‘Group chief risk officer’s report on the risks facing our business and our capital strength’ within the Strategic Report. As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools, including scenario testing and sensitivity analysis of the Group’s capital and profitability metrics involving IGD, Group economic capital, EEV and IFRS, to help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks (as described further below). Business units are also required to disclose to the Group risk function all material risks, along with information on their severity and likelihood, and mitigating actions taken or planned. Credit risk remains one of the largest risk exposures. This reflects the relative size of exposure in Jackson and the UK shareholder annuities business. The Group manages concentration of credit risks by setting limits on the maximum exposure to each counterparty based on their credit ratings. The financial and insurance assets and liabilities attaching to the Group’s life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely: — Foreign exchange risk: due to changes in foreign exchange rates; — Interest rate risk: due to changes in market interest rates; and — Other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or foreign exchange risk). Policyholder liabilities relating to the Group’s life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk. Three key points are to be noted, namely: — The Group’s with-profits and unit-linked funds absorb most market risk attaching to the funds’ investments. Except for second order effects, for example on asset management fees and shareholders’ share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds; — The Group’s shareholder results are most sensitive to market risks for assets of the shareholder-backed business; and — The main exposures of the Group’s IFRS basis results to market risk for its life assurance operations on investments of the shareholder-backed business are for debt securities. The most significant items for which the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity. Financial statements C: Balance sheet notes

238 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements C: Balance sheet notes continued C7: Risk and sensitivity analysis continued Type of business Market and credit risk Insurance and lapse risk Investments/derivatives Liabilities/unallocated surplus Other exposure Asia insurance operations (see also section C7.2) All business Currency risk Mortality and morbidity risk Persistency risk With-profits business Net neutral direct exposure (indirect exposure only) Investment performance subject to smoothing through declared bonuses Unit-linked business Net neutral direct exposure (indirect exposure only) Investment performance through asset management fees Non-participating Asset/liability mismatch risk business Credit risk Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements Interest rate and price risk US insurance operations (see also section C7.3) All business Currency risk Persistency risk Variable annuity business Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme Fixed index annuity Derivative hedge Incidence of equity business programme to the extent participation features not fully hedged against liability and fund performance Fixed index annuities, Credit risk Spread difference Lapse risk, but the Fixed annuities and Interest rate risk between earned rate effects of extreme GIC business Profit and loss and and rate credited to events are mitigated shareholders’ equity are policyholders by the application volatile for these risks as of market value they affect the values of adjustments and by derivatives and embedded the use of swaption derivatives and impairment contracts losses. In addition, shareholders’ equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39

Prudential plc Annual Report 2013 239

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities/unallocated surplus	Other exposure	
UK insurance operations (see also section C7.4)				
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned by M&G	
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk
	Asset/liability mismatch risk			
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital			Mortality experience and assumptions for longevity

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date.

Impact of diversification on risk exposure

The Group enjoys significant diversification benefits achieved through the geographical spread of the Group's operations and, within those operations through a broad mix of products types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions:
- Financial risk factors; and
- Non-financial risk factors.

Correlation across risk factors:
- Longevity risk;
- Expenses;
- Persistency; and
- Other risks.

The effect of Group diversification across the Group's life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

C7.2 Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group's exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

Financial statements
C Balance sheet notes

240 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

i Sensitivity to risks other than foreign exchange risk

With-profits business

Similar principles to those explained for UK with-profits business in C7.4 apply to profit emergence for the Asia with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders' equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders' equity to changes in insurance risk interest rate risk and credit risk are not material.

Other business

Interest rate risk

Excluding its with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2013, 10-year government bond rates vary from territory to territory and range from 1.7 per cent to 9.0 per cent (2012: 0.6 per cent to 9.5 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is one per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2013 and 2012 is as follows:

	2013 £m		2012* £m	
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Pre-tax profit	311	(215)	205	(259)
Related deferred tax (where applicable)	(34)	40	(45)	43
Net effect on profit and shareholders' equity	277	(175)	160	(216)

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (£571 million at 31 December 2013). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2013 and 2012 would be as follows:

	2013 £m		2012* £m	
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit	(114)	(57)	(129)	(65)
Related deferred tax (where applicable)	24	12	26	13
Net effect on profit and shareholders' equity	(90)	(45)	(103)	(52)

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Prudential plc Annual Report 2013 241

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit would be decreased by approximately £38 million (2012: £30 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

ii Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2013, the rates for the most significant operations are given in note A1.

A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates	
	2013 £m	2012 £m	2013 £m	2012 £m
Profit before tax attributable to shareholders[note]	(63)	(90)	77	110
Profit for the year	(49)	(75)	60	92
Shareholders' equity, excluding goodwill, attributable to Asia operations	(246)	(243)	300	297

Note

Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

C7.3 US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

At the level of operating profit based on longer-term investment returns, Jackson's results are sensitive to market conditions to the extent of income earned on spread-based products and second order equity-based exposure in respect of variable annuity asset management fees.

Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 94 per cent (2012: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, life business and surplus and 6 per cent (2012: 6 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk	— Related to the incidence of benefits related to guarantees issued in connection with its VA contracts; and — Related to meeting contractual accumulation requirements in FIA contracts.
Interest rate risk	— Related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in interest rates; — Related to the guarantee features attaching to the company's products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and — The risk of mismatch between the expected duration of certain annuity liabilities and repayment risk and extension risk inherent in mortgage-backed securities.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

Financial statements
C: Balance sheet notes

242 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements C: Balance sheet notes continued C7: Risk and sensitivity analysis continued Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred. Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value. Value movements on the derivatives are reported within the income statement. In preparing Jackson’s segment profit as shown in note B1.1, value movements on Jackson’s derivative contracts are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns. The principal types of derivatives used by Jackson and their purpose are as follows: Derivative Purpose Interest rate swaps These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes. Put-swaption contracts These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. Put-swaptions hedge against significant movements in interest rates. Equity index futures contracts These derivatives (including various call, put options and put spreads) are used to hedge Jackson’s and equity index options obligations associated with its issuance of fixed index immediate and deferred annuities and certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes. Total return swaps Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes. Cross-currency swaps Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations. Credit default swaps These swaps represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives. The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current ‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

Prudential plc Annual Report 2013 243

i Sensitivity to equity risk

At 31 December 2013 and 2012, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2013	Minimum return	Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return					
GMDB	0-6%	52,985	1,248	64.7 years	
GMWB – Premium only	0%	2,260	36		
GMWB*	0-5%	5,632	46		
GMAB – Premium only	0%	57	–		
Highest specified anniversary account value minus withdrawals post-anniversary					
GMDB		5,522	134	64.6 years	
GMWB – Highest anniversary only		2,039	93		
GMWB*		717	62		
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary					
GMDB	0-6%	3,522	217	66.9 years	
GMIB‡	0-6%	1,642	317		2.4 years
GMWB*	0-8%	40,906	1,059		

31 December 2012	Minimum return	Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return					
GMDB	0-6%	40,964	1,839	64.4 years	
GMWB – Premium only	0%	2,213	91		
GMWB*	0-5%†	3,359	88		
GMAB – Premium only	0%	53	–		
Highest specified anniversary account value minus withdrawals post-anniversary					
GMDB		4,554	324	64.0 years	
GMWB – Highest anniversary only		1,880	245		
GMWB*		697	137		
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary					
GMDB	0-6%	2,705	348	66.4 years	
GMIB‡	0-6%	1,588	469		3.3 years
GMWB*	0-8%†	31,167	1,918		

* Amounts shown for Guaranteed Minimum Withdrawal Benefit comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

† Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further nine years.

‡ The GMIB reinsurance guarantees are fully reinsured.

Financial statements
C: Balance sheet notes

244 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2013 £m	2012 £m
Mutual fund type:		
Equity	**40,529**	28,706
Bond	**10,043**	10,433
Balanced	**10,797**	8,379
Money market	**703**	729
Total	**62,072**	48,247

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting of the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives, including that relating to the reinsurance of Guaranteed Minimum Income Benefit guarantees.

At 31 December 2013, the estimated sensitivity of Jackson's profit, and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2013 £m				2012 £m			
	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%
Pre-tax profit, net of related changes in amortisation of DAC	**485**	**165**	**77**	**213**	295	139	(105)	(256)
Related deferred tax effects	**(170)**	**(58)**	**(27)**	**(74)**	(103)	(49)	37	89
Net sensitivity of profit after tax and shareholders' equity	**315**	**107**	**50**	**139**	192	90	(68)	(167)

Note
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2013.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Prudential plc Annual Report 2013 245

ii Sensitivity to interest rate risk

Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching to variable annuity business (other than 'for-life') are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2013 and 2012 is as follows:

	2013 £m				2012 £m			
	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%
Profit and loss:								
Pre-tax profit effect (net of related changes in amortisation of DAC)	(128)	(66)	(52)	(161)	(187)	–	(54)	(186)
Related effect on charge for deferred tax	45	23	18	56	65	–	19	65
Net profit effect	(83)	(43)	(34)	(105)	(122)	–	(35)	(121)
Other comprehensive income:								
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	2,624	1,477	(1,477)	(2,624)	2,541	1,427	(1,427)	(2,541)
Related effect on movement in deferred tax	(918)	(517)	517	918	(889)	(499)	499	889
Net effect	1,706	960	(960)	(1,706)	1,652	928	(928)	(1,652)
Total net effect on shareholders' equity	1,623	917	(994)	(1,811)	1,530	928	(963)	(1,773)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities.

iii Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2013, the rates were US$1.56 (2012: US$1.58) and US$1.66 (2012: US$1.63) to £1.00 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates	
	2013 £m	2012 £m	2013 £m	2012 £m
Profit before tax attributable to shareholders[note]	(50)	(78)	61	95
Profit for the year	(41)	(56)	50	69
Shareholders' equity attributable to US insurance operations	(313)	(395)	383	483

Note

Sensitivity on profit before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

Financial statements
C: Balance sheet notes

246 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements C: Balance sheet notes continued C7: Risk and sensitivity analysis continued iv Other sensitivities Total profit of Jackson is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts. As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are: — Growth in the size of assets under management covering the liabilities for the contracts in force; — Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities; — Spread returns for the difference between investment returns and rates credited to policyholders; and — Amortisation of deferred acquisition costs. For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies. Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. Jackson is sensitive to lapse risk. However, Jackson uses derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour. For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2013 was 7.4 per cent (2012: 8.4 per cent). The impact of using this return is reflected in two principal ways, namely: — Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above; and — The required level of provision for guaranteed minimum death benefit claims. C7.4 UK insurance operations Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of PRIL and the PAC non-profit sub-fund. Further details are described below. The IFRS operating profit based on longer-term investment returns for UK insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business. With-profits business SAIF Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund. With-profits sub-fund business The shareholder results of the UK with-profits business (including non-participating annuity business of the WPSF and of Prudential Annuities Limited (PAL), which is owned by the WPSF) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses. The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity. The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important. Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders’ share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

Prudential plc Annual Report 2013 247

Shareholder-backed annuity business

The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions, and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders' equity. This shareholders' equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

In summary, profits from shareholder-backed annuity business are most sensitive to:

— The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
— Actual versus expected default rates on assets held;
— The difference between long-term rates of return on corporate bonds and risk-free rates;
— The variance between actual and expected mortality experience;
— The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
— Changes in renewal expense levels.

A decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately £71 million (2012: £74 million). A decrease in credit default assumptions of five basis points would increase gross profits by £151 million (2012: £157 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase gross profits by £27 million (2012: £25 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

i Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2013 annuity liabilities accounted for 98 per cent (2012: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for annuity liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows.

	2013 £m				2012 £m			
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	8,602	3,843	(3,170)	(5,827)	9,006	3,993	(3,265)	(5,983)
Policyholder liabilities	(7,525)	(3,366)	2,762	5,054	(7,878)	(3,513)	2,867	5,235
Related deferred tax effects	(215)	(95)	82	155	(259)	(110)	91	172
Net sensitivity of profit after tax and shareholders' equity	862	382	(326)	(618)	869	370	(307)	(576)

Financial statements
C: Balance sheet notes

248 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

C: Balance sheet notes continued

C7: Risk and sensitivity analysis continued

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2013 £m		2012 £m	
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(309)	(154)	(316)	(158)
Related deferred tax effects	72	36	73	36
Net sensitivity of profit after tax and shareholders' equity	(237)	(118)	(243)	(122)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

C7.5 Asset management and other operations

a Asset management

i Sensitivities to foreign exchange risk

Consistent with the Group's accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £21 million (2012: £10 million) and £44 million (2012: £29 million) respectively.

ii Sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2013 by asset management operations were £2,045 million (2012: £1,839 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity. The Group's asset management operations do not hold significant investments in property or equities.

b Other operations

The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £75 million.

Prudential plc Annual Report 2013 249

C8: Tax assets and liabilities

C8.1 Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities	
	2013 £m	2012* £m	2013 £m	2012* £m
Unrealised losses or gains on investments	315	100	(1,450)	(1,812)
Balances relating to investment and insurance contracts	8	1	(451)	(428)
Short-term timing differences	2,050	2,092	(1,861)	(1,715)
Capital allowances	10	15	(16)	(9)
Unused deferred tax losses	29	98	–	–
Total	2,412	2,306	(3,778)	(3,964)

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The deferred tax asset at 31 December 2013 and 2012 arises in the following parts of the Group:

	2013 £m	2012* £m
UK insurance operations:		
SAIF	1	1
PAC with-profits fund (including PAL)	82	113
Other	59	69
US insurance operations	2,042	1,889
Asia insurance operations	55	76
Other operations	173	158
Total	2,412	2,306

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2013 results and financial position at 31 December 2013 the possible tax benefit of approximately £127 million (2012: £158 million), which may arise from capital losses valued at approximately £0.6 billion (2012: £0.8 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £61 million (2012: £122 million), which may arise from trading tax losses and other potential temporary differences totalling £0.4 billion (2012: £0.5 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £54 million will expire within the next seven years. Of the remaining losses £0.5 million will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term timing differences		Unused tax losses	
	2013 £m	Expected period of recoverability	2013 £m	Expected period of recoverability
Asia	24	1 to 3 years	20	3 to 5 years
Jackson	1,733	With run-off of in-force book	–	–
UK long-term business	135	1 to 10 years	2	1 to 3 years
Other	158	1 to 10 years	7	1 to 3 years
Total	2,050		29	

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

Financial statements
C: Balance sheet notes

250 Prudential plc Annual Report 2013 **Financial statements** **Notes to Primary statements**

C: Balance sheet notes continued

C8: Tax assets and liabilities continued

The reduction in the UK corporation tax rate to 21 per cent from 1 April 2014 and a further reduction to 20 per cent from 1 April 2015 was substantively enacted on 2 July 2013 which has had the effect of reducing the UK with-profits and shareholder-backed business element of the deferred tax balances as at 31 December 2013 by £51 million. As the 2013 Finance Act has been enacted at the balance sheet date, the effects of these changes are reflected in the financial statements for the year ended 31 December 2013.

C8.2 Current tax asset and liability

Of the £244 million (2012: £248 million) current tax recoverable, the majority is expected to be recovered in one year or less.

The current tax liability decreased to £395 million (2012: £443 million) reflecting the settlement of prior year balances in the UK and Asia following the agreement with taxation authorities.

C9: Defined benefit pension schemes

a Summary and background information

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2013 £m			2012 £m
	PSPS	Other schemes	Total	Total
Underlying economic surplus[note (c)]	726	(80)	646	1,138
Less: unrecognised surplus[note (c)]	(602)	–	(602)	(1,010)
Economic surplus (deficit) (including investment in Prudential insurance policies)[note (c)]	124	(80)	44	128
Attributable to:				
PAC with-profits fund	87	(58)	29	78
Shareholder-backed operations	37	(22)	15	50
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	–	(114)	(114)	(169)
IAS 19 pension asset (liability) on the Group statement of financial position*	124	(194)	(70)	(41)

* At 31 December 2013, the PSPS pension asset of £124 million (2012: £164 million) and the other schemes' pension liabilities of £194 million (2012: £205 million) are included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2012: 86 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable and M&G. In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Triennial actuarial valuations

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The last completed actuarial valuation of PSPS was as at 5 April 2011, finalised in 2012 by CG Singer, Fellow of the Institute and Faculty of Actuaries, of Towers Watson Limited. This valuation demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. Based on this valuation, future contributions into the scheme were reduced to the minimum level of contributions required under the scheme rules effective from July 2012. Excluding expenses, the contributions are now payable at approximately £6 million per annum for ongoing service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, where applicable, as applied prior to 2012, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

Prudential plc Annual Report 2013 251 The market value of PSPS scheme assets as at the 5 April 2011 valuation was Ł5,255 million. The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the 2011 valuation were as follows. Rate of increase in salaries Nil Rate of inflation: Retail Prices Index (RPI) 3.7 Consumer Prices Index (CPI) 3.0 Rate of increase of pensions in payment for inflation: Guaranteed (maximum 5%) 3.0 Guaranteed (maximum 2.5%) 2.5 Discretionary Nil Expected returns on plan assets 4.2 Mortality assumptions: The tables used for PSPS pensions in payment at 5 April 2011 were: Base post retirement mortality For current male (female) pensioners 113% (108%) of the mortality rates of the 2000 series mortality tables (PNMA00/PNFA00), published by the Continuous Mortality Investigation Bureau (CMI). For male (female) non-pensioners 107% (92%) of the 2000 series rates (PNMA00/PNFA00). Allowance for future improvements to post retirement mortality For males (females) 100% (75%) of Medium Cohort subject to a minimum rate of improvement of 2.00% (1.25%) up to the age of 90, decreasing linearly to zero by age of 120 with a long-term rate of 1.75% pa (1.5% pa) but adjusted as follows: — Period improvements are blended between ages 60 to 80 to the long-term improvement rate over a 15 year period (compared with a 20 year period in the core CMI model); and — Cohort improvements are assumed to dissipate over a 30 year period, or by age 90 if earlier (compared with a 40 year period, or by age 100 if earlier, in the core CMI model). The last completed actuarial valuation of the Scottish Amicable Staff Pension Scheme (SASPS) was as at 31 March 2011, finalised in 2012 by Jonathan Seed, Fellow of the Institute and Faculty of Actuaries, of Xafinity Consulting. This valuation demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of Ł13.1 million per annum continues to be paid into the scheme until 31 December 2018, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations. The last completed actuarial valuation of the M&G Group Pension Scheme (M&GGPS) was as at 31 December 2011, finalised in 2012 by Paul Belok, Fellow of the Institute and Faculty of Actuaries, of Aon Hewitt Limited. This valuation demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of Ł18.6 million per annum for the first two years and Ł9.3 million in the third year. Summary economic and IAS 19 financial positions Under the IAS 19 ‘Employee Benefits’ valuation basis, the Group applies IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable. For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The underlying IAS 19 surplus for PSPS at 31 December 2013 was Ł726 million (31 December 2012: Ł1,174 million) of which reflecting the arrangements under the scheme rules, only a portion of the surplus, being Ł124 million (2012: Ł164 million) is recognised as recoverable. The Ł124 million (2012: Ł164 million) represents the present value of the economic benefit to the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. Of this amount, Ł87 million has been allocated to the PAC with-profits fund and Ł37 million was allocated to the shareholders’ fund (2012: Ł115 million and Ł49 million, respectively). The IAS 19 deficit of the SASPS at 31 December 2013 was a deficit of Ł115 million (2012: deficit of Ł74 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders’ fund. The IAS 19 surplus of the M&GGPS on an economic basis at 31 December 2013 was a surplus of Ł36 million (2012: surplus of Ł38 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 31 December 2013, the M&GGPS has invested Ł114 million in Prudential insurance policies (2012: Ł169 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&GGPS is a deficit of Ł78 million (2012: deficit of Ł131 million). Financial statements C: Balance sheet notes

252 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements C: Balance sheet notes continued C9: Defined benefit pension schemes continued Risks to which the defined benefit schemes expose the Group Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks and the most significant of which are detailed below: — Interest rate and investment risk – this risk arises because the schemes are not invested wholly in assets that most closely match the expected future cash flows. Therefore, falling equity markets and bond yields may lead to higher deficits in the schemes. Details of the investment portfolio of the schemes are provided in note 3; — Inflation risk – the majority of the benefit obligations of all three schemes are linked to inflation, and higher inflation will lead to higher liabilities; and — Mortality risk – increases in life expectancy of the members would mean that benefits are paid for longer and will result in an increase in the scheme’s liabilities. Corporate governance The Group’s UK pension schemes are regulated by ‘The Pension Regulator’ in accordance with the Pension Act 1995. Trustees have been appointed for each pension scheme and they have the ultimate responsibility to ensure that the scheme is managed in accordance with the Trust Deed & Rules. The Trustees are required by the Pension Regulator to be well conversant with the Trust Deed & Rules and to act in accordance with these Rules. The Rules of the Group’s largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee’s objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, consideration is given to the nature and duration of the scheme’s liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme’s Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return. The Trustee reviews strategy, the asset mix benchmark and the Investment Managers’ objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels. The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant asset management agreements, the Investment Managers are authorised to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee. The Trustee consults the Principal Employer, the Prudential Assurance Company, on the investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee. The investment policies and strategies for the other two UK defined benefit schemes (the SASPS and M&GGPS, which are both final salary schemes), follow similar principles, but have different target allocations reflecting the particular requirements of the schemes. All of the three UK schemes are closed to new entrants. The majority of the scheme liabilities are linked to inflation. The assets that would most closely match the liabilities are a combination of index-linked government bonds or investment grade derivatives to match these inflation-linked liabilities and fixed interest gilts to match the fixed liabilities of the schemes. These ‘matching assets’ generally are expected to generate lower future returns than asset classes such as equities. The risk that must be traded off against investing in higher expected returns assets is increased volatility of the schemes’ return and higher risk of default. The Trustee of each of the schemes manages the investment strategy of the scheme to achieve an acceptable balance between investing in the assets that most closely match the expected benefit payments and assets that are expected to achieve a greater return in the hope of reducing the contributions required or providing additional benefits to members. When determining the investment strategy, the Trustee considers the risk that falls in asset values may not be matched by similar falls in the value of the schemes’ liabilities. It also consults the Principal Employer, in order to understand the Principal Employer’s appetite for bearing this risk and considers the Employer’s ability to make good any shortfall that may arise. The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to other assets with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return, the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2013, the nominal value of the interest and inflation-linked swaps amounted to Ł0.8 billion (2012: Ł0.9 billion) and Ł2.7 billion (2012: Ł2.0 billion) respectively. The SASPS and M&GGPS use very limited or no derivatives to hedge their risks. The risks arising from these schemes are managed through well diversified investments with a portion of the scheme assets invested in inflation-indexed bonds to provide a partial hedge against inflation. The M&G pension scheme also invests in leveraged gilts as part of its asset liability management.

Prudential plc Annual Report 2013 253

b Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2013 %	2012 %
Discount rate*	4.4	4.4
Rate of increase in salaries	3.3	2.7
Rate of inflation†:		
Retail prices index (RPI)	3.3	2.7
Consumer prices index (CPI)	2.3	2.0
Rate of increase of pensions in payment for inflation:		
PSPS:		
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.3	2.7

* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.

† The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in 2013 to reflect the 2011 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2013 were:

Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The tables used for PSPS immediate annuities in payment at 31 December 2012 were:

Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2013 years		2012 years	
	Male	Female	Male	Female
Retiring today	27.9	29.5	28.0	29.1
Retiring in 20 years' time	31.5	32.8	30.6	31.2

The mean term of the current PSPS liabilities is around 17 years.

Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SASPS and Aon Hewitt Limited for the M&GGPS, the most recent full valuations have been updated to 31 December 2013, applying the principles prescribed by IAS 19.

c Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group's defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2013, the investments in Prudential insurance policies comprise £143 million (2012: £123 million) for PSPS and £114 million (2012: £169 million) for the M&GGPS. In principle, on consolidation, the investments are eliminated against policyholder liabilities of UK insurance operations so that the formal IAS 19 position for the schemes in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company's interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Financial statements
C: Balance sheet notes

254 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2013 £m				
		(Charge) credit to income statement or other comprehensive income			
	Surplus (deficit) in schemes at 1 January 2013	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2013
All schemes					
Underlying position (without the effect of IFRIC 14)					
Surplus	1,138	15	(563)	56	646
Less: amount attributable to PAC with-profits fund	(787)	(21)	366	(15)	(457)
Shareholders' share:					
Gross of tax surplus (deficit)	351	(6)	(197)	41	189
Related tax	(81)	1	50	(8)	(38)
Net of shareholders' tax	270	(5)	(147)	33	151
Application of IFRIC 14 for the derecognition of PSPS surplus					
Derecognition of surplus	(1,010)	(39)	447	–	(602)
Less: amount attributable to PAC with-profits fund	709	32	(313)	–	428
Shareholders' share:					
Gross of tax surplus (deficit)	(301)	(7)	134	–	(174)
Related tax	69	2	(36)	–	35
Net of shareholders' tax	(232)	(5)	98	–	(139)
With the effect of IFRIC 14					
Surplus (deficit)	128	(24)	(116)	56	44
Less: amount attributable to PAC with-profits fund	(78)	11	53	(15)	(29)
Shareholders' share:					
Gross of tax surplus (deficit)	50	(13)	(63)	41	15
Related tax	(12)	3	14	(8)	(3)
Net of shareholders' tax	38	(10)	(49)	33	12

Underlying investments and liabilities of the schemes

On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' net assets at 31 December comprise the following investments and liabilities:

	2013				2012†			
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities:								
UK	133	76	209	3	123	63	186	3
Overseas	12	317	329	5	–	249	249	3
Bonds*:								
Government	4,288	311	4,599	66	4,754	274	5,028	70
Corporate	715	107	822	12	454	141	595	8
Asset-backed securities	45	17	62	1	39	3	42	1
Derivatives	91	6	97	1	165	11	176	2
Properties	71	44	115	2	167	40	207	3
Other assets	687	24	711	10	698	16	714	10
Total value of assets	6,042	902	6,944	100	6,400	797	7,197	100

* 97 per cent of the bonds are investment graded (2012: 98 per cent).
† The 2012 comparatives have been reclassified to align to the current year's asset categorisation.

Prudential plc Annual Report 2013 255

The movements in the IAS 19 pension schemes' surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

	2013 £m						
	Plan assets[i]	Present value of benefit obligations[i][ii]	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies[iii]	IAS 19 basis net deficit[i]
Net deficit, beginning of year	7,197	(6,059)	1,138	(1,010)	128	(169)	(41)
Current service cost		(27)	(27)		(27)		(27)
Net interest on net defined benefit liability (asset)	313	(267)	46	(39)	7	(8)	(1)
Administration expenses paid out of plan assets	(4)		(4)		(4)		(4)
Benefit payments	(254)	254	–		–		–
Employers' contributions[note (b)]	56		56		56		56
Employees' contributions	2	(2)	–		–		–
Actuarial and other gains and losses[note (c)]	(366)	(197)	(563)	447	(116)	1	(115)
Transfer out of investment in Prudential insurance policies			–		–	62	62
Net surplus (deficit), end of year	6,944	(6,298)	646	(602)	44	(114)	(70)

	2012 £m						
	Plan assets[i]	Present value of benefit obligations[i][ii]	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies[iii]	IAS 19 basis net deficit[i]
Net deficit, beginning of year	7,164	(5,620)	1,544	(1,607)	(63)	(165)	(228)
Current service cost		(29)	(29)		(29)		(29)
Past service cost[note (e)]		(106)	(106)		(106)		(106)
Net interest on net defined benefit liability (asset)	333	(264)	69	(70)	(1)	(8)	(9)
Administration expenses paid out of plan assets	(3)		(3)		(3)		(3)
Benefit payments	(239)	239	–		–		–
Employers' contributions[note (b)]	71		71		71		71
Employees' contributions	2	(2)	–		–		–
Actuarial and other gains and losses[note (c)]	(131)	(277)	(408)	667	259	(20)	239
Transfer out of investment in Prudential insurance policies and other adjustments			–		–	24	24
Net surplus (deficit), end of year	7,197	(6,059)	1,138	(1,010)	128	(169)	(41)

Financial statements
C: Balance sheet notes

256 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C9: Defined benefit pension schemes continued

Notes

(i) The IAS 19 basis pensions deficit can be summarised as follows:

	2013 £m			2012 £m		
	Quoted prices in an active market	Other	Total	Quoted prices in an active market	Other	Total
Plan assets (IAS 19 basis before effect of IFRIC 14):						
Equities:						
UK	24	2	26	21	2	23
Overseas	305	14	319	232	17	249
Government	4,564	–	4,564	4,965	–	4,965
Corporate	781	12	793	521	8	529
Asset-backed securities	62	–	62	42	–	42
Derivatives	97	–	97	176	–	176
Properties	–	115	115	–	207	207
Other assets	527	184	711	494	220	714
Fair value of plan assets, end of year*	6,360	327	6,687	6,451	454	6,905
Present value of benefit obligation			(6,298)			(6,059)
			389			846
Effect of the application of IFRIC 14 for pension schemes:						
Derecognition of PSPS' surplus			(602)			(1,010)
Consolidation adjustment in respect of investment of PSPS in Prudential policies			143			123
Deficit recognised in the statement of financial position			(70)			(41)

* The IAS 19 basis plan assets at 31 December 2013 of £6,687 million (2012: £6,905 million) is different from the economic basis plan assets of £6,944 million (2012: £7,197 million) as shown above due to the exclusion of investment in Prudential insurance policies, which are eliminated on consolidation of £257 million (2012: £292 million) comprising £143 million for PSPS (2012: £123 million) and £114 million for the M&GGPS scheme (2012: £169 million).

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

(ii) Maturity profile of the benefit obligations
The weighted average duration of the benefit obligations of the schemes is 18.2 years (2012: 18.1 years)
The following table provides an expected maturity analysis of the benefit obligations as at 31 December 2013:

	2013 £m						
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total
All schemes	223	972	1,459	1,672	1,747	10,198	16,271

The expected maturity analysis of the benefit obligations as at 31 December 2012 is similar to those of 2013 above.

(iii) The adjustments for investments in Prudential insurance policies are consolidation adjustments for intragroup assets and liabilities with no impact to operating results.

(iv) Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2014 amounts to £56 million (2013: £56 million).

(v) The actuarial and other gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2013 £m	2012 £m
Actuarial and other gains and losses		
Return on the scheme assets less amount included in interest income	(366)	(131)
(Losses) gains on changes in demographic assumptions	(22)	14
Losses on changes in financial assumptions	(174)	(287)
Experience losses on scheme liabilities	(1)	(4)
	(563)	(408)
Effect of derecognition of PSPS surplus	447	667
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	1	(20)
	(115)	239

(vi) During the first half of 2012, an exceptional discretionary increase to pensions in payment of PSPS was awarded which resulted in a past service cost of £106 million on the underlying surplus.

Prudential plc Annual Report 2013 257

d Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £6,298 million (2012: £6,059 million) comprise £5,316 million (2012: £5,226 million) for PSPS and £982 million (2012: £833 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2013 and 2012 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption, with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity, due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented, being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis		
	2013	2012			2013	2012
Discount rate	4.4%	4.4%	Decrease by 0.2%	Increase in scheme liabilities by:		
				PSPS	3.3%	3.3%
				Other schemes	5.1%	4.9%
Discount rate	4.4%	4.4%	Increase by 0.2%	Decrease in scheme liabilities by:		
				PSPS	3.1%	3.1%
				Other schemes	4.7%	4.6%
Rate of inflation	RPI: 3.3%	RPI: 2.7%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:		
	CPI: 2.3%	CPI: 2.0%	CPI: Decrease by 0.2% with consequent reduction in salary increases	PSPS	0.7%	0.6%
				Other schemes	4.6%	4.3%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:		
				PSPS	2.7%	2.6%
				Other schemes	2.7%	2.4%

C10: Share capital, share premium and own shares

	2013			2012		
	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:						
At 1 January	2,557,242,352	128	1,889	2,548,039,330	127	1,873
Shares issued under share-based schemes	3,139,384	–	6	9,203,022	1	16
At 31 December	2,560,381,736	128	1,895	2,557,242,352	128	1,889

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2013, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range from	Share price range to	Exercisable by year
31 December 2013	10,233,986	288p	901p	2019
31 December 2012	9,396,810	288p	629p	2018

Financial statements
C: Balance sheet notes

258 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C10: Share capital, share premium and own shares

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £141 million as at 31 December 2013 (2012: £97 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2013, 7.1 million (2012: 8.0 million) Prudential plc shares with a market value of £94.5 million (2012: £69 million) were held in such trusts all of which are for employee incentive plans.

The Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased (in millions)*	Cost £m
2013	4.4	53.8
2012	5.9	47.9

* The maximum number of shares held in 2013 was 8.0 million which was in January 2013.

The shares purchased each month are as follows:

		2013 Share Price				2012 Share Price		
	Number of shares	Low £	High £	Cost £	Number of shares	Low £	High £	Cost £
January	11,864	9.15	9.15	108,496	15,573	6.40	6.40	99,589
February	10,900	9.25	9.25	100,868	12,678	7.33	7.33	92,930
March*	11,342	10.15	10.15	115,121	522,002	7.10	8.03	3,946,335
April	894,567	10.30	10.86	9,692,613	368,901	7.27	7.67	2,712,460
May	54,781	11.56	11.72	643,608	939,541	6.80	7.26	6,407,556
June	15,950	10.89	11.11	176,139	482,377	6.61	6.84	3,208,338
July	11,385	11.20	11.20	135,132	15,047	7.26	7.26	109,166
August	924,499	11.48	11.94	10,955,609	28,488	7.88	8.12	228,176
September	10,960	11.38	11.38	124,725	712,649	8.16	8.25	5,829,154
October	103,999	11.54	11.69	1,201,870	12,549	8.39	8.39	105,329
November	12,108	12.52	12.65	151,773	492,993	8.55	9.15	4,502,129
December	2,362,435	12.63	12.93	30,377,986	2,277,012	8.86	9.27	20,706,597
Total	4,424,790			53,783,940	5,879,810			47,947,759

* The 2012 comparative has been adjusted from previously published numbers.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2013 was 7.1 million (2012: 4.5 million) and the cost of acquiring these shares of £60 million (2012: £27 million) is included in the cost of own shares. The market value of these shares as at 31 December 2013 was £95 million (2012: £39 million). During 2013, these funds made net additions of 2,629,816 Prudential shares (2012: net disposals of 4,143,340) for a net increase of £33.1 million to book cost (2012: net decrease of £25.1 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2013 or 2012.

Prudential plc Annual Report 2013 259

C11: Capital position statement

This statement sets out the estimated capital position of the Group's subsidiaries, by life assurance and asset management operations by reference to the local regulations as at 31 December 2013.

C11.1 Life assurance business

a Summary statement

The Group's estimated capital position for its life assurance subsidiaries with reconciliations to shareholders' equity is shown below. In addition the statement provide an analysis of available capital for Group's life assurance operations, determined by reference to the local regulations, to meet risks and regulatory requirements.

	2013 £m							2012 £m
	SAIF	WPSF note (i)	Total PAC with-profits fund	Other UK life assurance sub-sidiaries and funds note (ii)	Jackson	Asia life assurance sub-sidiaries	Total life assurance operations note (b)	Total life assurance operations
Group shareholders' equity								
Held outside long-term funds:								
Net assets	–	–	–	912	3,446	2,564	6,922	7,553
Goodwill	–	–	–	–	–	231	231	239
Total	–	–	–	912	3,446	2,795	7,153	7,792
Held in long-term funds[note (iii)]	–	–	–	2,064	–	–	2,064	2,087
Total Group shareholders' equity	–	–	–	2,976	3,446	2,795	9,217	9,879
Adjustments to regulatory basis								
Unallocated surplus of with-profits funds[note (iv)]	–	11,984	11,984	–	–	77	12,061	10,589
Shareholders' share of realistic liabilities	–	(3,112)	(3,112)	–	–	–	(3,112)	(2,469)
Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting	–	(5)	(5)	(89)	(4,121)	(784)	(4,999)	(4,201)
Jackson surplus notes[note (v)]	–	–	–	–	151	–	151	153
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson[note (vi)]	–	–	–	–	2,610	–	2,610	696
Pension liability difference between IAS 19 and regulatory basis[note (vii)]	–	(55)	(55)	–	–	–	(55)	(107)
Valuation difference on PAL between IFRS basis and regulatory basis	–	(195)	(195)	–	–	–	(195)	(215)
Other adjustments[note (viii)]	–	(617)	(617)	(179)	817	(286)	(265)	(435)
Total adjustments	–	8,000	8,000	(268)	(543)	(993)	6,196	4,011
Total available capital resources of life assurance businesses on local regulatory bases	–	8,000	8,000	2,708	2,903	1,802	15,413	13,890
Policyholder liabilities								
UK regulated with-profits funds:								
Insurance contracts	6,428	28,735	35,163	–	–	6,293	41,456	43,266
Investment contracts with discretionary participation features	374	34,978	35,352	–	–	101	35,453	33,559
Total	6,802	63,713	70,515	–	–	6,394	76,909	76,825
Other liabilities:								
Insurance contracts:								
With-profits liabilities of non-UK regulated funds	–	–	–	–	–	6,744	6,744	6,597
Unit-linked, including variable annuity[note (ix)]	–	32	32	6,127	65,681	11,918	83,758	67,382
Other life assurance business[note (ix)]	310	12,973	13,283	27,069	39,290	6,724	86,366	88,492
Investment contracts without discretionary participation features[note (x)]	–	23	23	17,583	2,440	130	20,176	18,378
Total	310	13,028	13,338	50,779	107,411	25,516	197,044	180,849
Total policyholder liabilities shown in the consolidated statement of financial position	7,112	76,741	83,853	50,779	107,411	31,910	273,953	257,674

Financial statements
C: Balance sheet notes

260 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C11: Capital position statement continued

Notes
(i) WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities are included in the Asia life assurance subsidiaries.
(ii) Excluding PAC shareholders' equity that is included in 'parent company and shareholders' equity of other subsidiaries and funds'.
(iii) The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained ring-fenced with segregated assets and liabilities.
(iv) For regulatory purposes the Jackson surplus notes are accounted for as capital.
(v) Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.
(vi) Principally includes unit-linked and similar contracts in the UK and GIC liabilities of Jackson.
(vii) The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.
(viii) The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

b Reconciliation to the Group total shareholders' equity

The table below reconciles shareholders' equity held in life assurance operations (as shown in the table in note (a)) to the Group total shareholders' equity as at 31 December 2013:

	2013 £m			
	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds note (i)	Group total
Group shareholders' equity				
Held outside long-term funds:				
Net assets	6,922	449	(1,246)	6,125
Goodwill	231	1,153	77	1,461
Total	7,153	1,602	(1,169)	7,586
Held in long-term funds	2,064	–	–	2,064
Total Group shareholders' equity	9,217	1,602	(1,169)	9,650

Note
(i) Including PAC shareholders' equity.

c Movement in total available capital

Total available capital for the Group's life assurance operations has changed as follows:

	£m				
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asia life assurance subsidiaries note (iv)	Group total
Available capital at 31 December 2012	7,000	2,370	2,899	1,621	13,890
Changes in assumptions	200	122	–	34	356
Changes in management policy	(100)	–	–	–	(100)
Changes in regulatory requirements	600	–	–	(23)	577
New business and other factors note (v)	300	216	4	170	690
Available capital at 31 December 2013	8,000	2,708	2,903	1,802	15,413

Notes
(i) With-profits sub-fund
The increase in 2013 of £1 billion reflects primarily the positive impact of investment returns earned on the opening available capital and rising yields.
(ii) Jackson
The increase of £4 million in 2013 reflects an underlying increase of £57 million (applying the 2013 year end exchange rate of US$1.66:£1.00) and £53 million of exchange translation loss.
(iii) Other UK life assurance subsidiaries and funds
The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.
(iv) Asia life assurance subsidiaries
The increase of £181 million in 2013 reflects an underlying increase of £325 million (applying the relevant 2013 year end exchange rates) and £143 million of exchange translation loss.
(v) New business and other factors comprise the effect of changes in new business, valuation interest rate, investment return, foreign exchange and other factors.

Prudential plc Annual Report 2013 261 d Basis of preparation, capital requirements and management Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below. i Asia insurance operations The available capital shown above of Ł1,802 million (2012: Ł1,621 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of Ł699 million (2012: Ł661 million). The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. The Hong Kong business branch of PAC was transferred to separate subsidiaries established in Hong Kong on 1 January 2014 (see note D2). For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows: Indonesia Solvency capital is determined using a risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital. In 2013, the local regulatory basis in Indonesia was replaced with the Indonesian authority’s risk-based capital framework. In accordance with the framework, policy reserves for traditional business are determined on a gross premium reserve basis using prudent best estimate assumptions. For linked business, the value of the units are maintained with a non-unit reserve which is calculated in accordance with standard actuarial methodology. Korea Policy reserves for traditional business are determined on net premium reserve basis using standard mortality and prescribed standard interest rates. For linked business, the value of the units are held together with the non-unit reserves and calculated in accordance with the local regulator’s standard actuarial methodology. A risk-based capital framework is applied in Korea. For local solvency, the regulatory minimum is 100 per cent of the risk-based capital. Further, in accordance with the local risk-based capital framework, insurers are expected to maintain a level of free surplus in excess of the capital requirements. The general target level for the solvency margin is greater than 150 per cent of the risk-based capital as required by the regulators. Malaysia A risk-based capital framework applies in Malaysia. For participating business, a gross premium reserve on the guaranteed and non-guaranteed benefits determined using best estimate assumptions is held. The amount held is subject to a minimum of a gross premium reserve on the guaranteed benefits, determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate. For non-participating business, gross premium reserves determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology. Participating fund surplus is not allowed to be used to support a deficit (if any) and the capital requirement of the non-participating business. The capital requirement is calculated based on a prescribed series of risk charges. The local regulator has set a Supervisory Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level. Singapore A risk-based regulatory framework applies in Singapore. For participating business, a gross premium reserve, determined using prudent best estimate assumptions and which makes allowance for future bonus, is held. The amount held is subject to a minimum of the higher of the assets attributed to participating business and a gross premium reserve calculated on specified assumptions, but without allowance for future bonus, that include prescribed provisions for adverse deviations (PADs). For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology. Financial statements C: Balance sheet notes

262 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements C: Balance sheet notes continued C11: Capital position statement continued Thailand A new risk-based capital framework was adopted from 1 January 2012 to replace the previous framework that used a net premium approach. For non-participating business, the gross premium reserves are determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate. The risk free rate is derived from the greater of the current yield curve of Thai government bonds or a weighted-average yield curve of the prior seven quarters Thai government bonds, as prescribed by the local regulator. Vietnam For traditional business, mathematical reserves are calculated using a modified net premium approach, set using assumptions agreed with the regulator. For linked business, the value of units is held together with the non-unit reserves calculated in accordance with the local regulator’s standard actuarial methodology. The capital requirement is determined as 4 per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 200 billion is also required for companies transacting unit-linked business. ii US insurance operations The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under these requirements life insurance companies report using a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with variable annuity products. The risk-based capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk. The available capital of Jackson shown above of Ł2,903 million (2012: Ł2,899 million) reflects US regulatory basis assets less liabilities as adjusted for asset valuation reserves. The asset valuation reserve, which is reflected as available capital, is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them ratably in the future. Jackson’s risk-based capital ratio is significantly in excess of regulatory requirements. At 31 December 2013, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was also required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice net of tax was to increase statutory surplus by Ł0.8 million at 31 December 2013. Michigan insurance law specifically allows value of business acquired as an admitted asset as long as certain criteria are met. US NAIC standards limit the admitted amount of goodwill/value of business acquired generally to 10 per cent of capital and surplus. At 31 December 2013, Jackson reported Ł257 million of statutory basis value of business acquired as a result of the REALIC acquisition, which is fully admissible under Michigan insurance law. iii UK insurance operations In the UK, the insurers, regulated by PRA, must hold capital resources equal at least to the Minimum Capital Requirement (MCR). In addition the rules require insurers to perform Individual Capital Assessments. Under these rules insurers must assess for themselves the amount of capital needed to back their business. If the PRA views the results of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be superimposed as a requirement. PAC with-profits sub-fund and Scottish Amicable Insurance Fund Under PRA rules, insurers with with-profits liabilities of more than Ł500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profit insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards. Determination of the ECR involves the comparison of two separate measurements of the firm’s resources requirement, which the PRA refers to as the ‘twin peaks’ approach. The two separate peaks are: i The requirement comprised by the mathematical reserves plus the ‘Long-Term Insurance Capital Requirement’ (LTICR), together known as the ‘regulatory peak’; and ii A calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.

Prudential plc Annual Report 2013 263 Available capital of the with-profits sub-fund and Scottish Amicable Insurance Fund of Ł8.0 billion (2012: Ł7.0 billion) represents the excess of assets over liabilities on the PRA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin which is estimated to be Ł0.9 billion at 31 December 2013 (2012: Ł1.5 billion). The PRA’s basis of setting the risk capital margin is to target a level broadly equivalent to a Standard & Poor’s credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a one in 200 year event. The risk capital margin calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies. PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values. Other UK life assurance subsidiaries and funds The available capital of Ł2,708 million (2012: Ł2,370 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of Ł1,364 million (2012: Ł1,376 million). The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholder’s claims and maturities. iv Group capital requirements In addition to the requirements at individual company level, PRA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group’s estimated IGD position at 31 December 2013, together with market risk sensitivity disclosure provided to key management, is provided in the Strategic Report section of the Group’s 2013 Annual Report. e Transferability of available capital For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’, the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses. Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund’s assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum. For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of statutory net gain from operations for the prior year or 10 per cent of Jackson’s prior year-end statutory surplus require prior regulatory approval. For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The Singapore and Malaysian businesses may, in general, remit dividends to the UK, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations. Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities. Financial statements C: Balance sheet notes

264 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C11: Capital position statement continued

f Sensitivity of liabilities and total capital to changed market conditions and capital management policies

Prudential manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities Prudential has in each business. As a result of the diversity of products offered by Prudential and the different regulatory requirements in which it operates, Prudential employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements. A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios.

In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by Jackson for its interest-sensitive and fixed index annuities and institutional products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, based on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

g Intra-group arrangements in respect of the Scottish Amicable Insurance Fund

Should the assets of the Scottish Amicable Insurance Fund be inadequate to meet the guaranteed benefit obligations of the policyholders of the Scottish Amicable Insurance Fund, the PAC long-term fund would be liable to cover any such deficiency in the first instance.

C11.2 Asset management operations – Regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

	Asset management operations				
	2013 £m				2012 £m
	M&G including Prudential Capital	US	Eastspring Investments	Total	Total
Regulatory and other surplus					
Beginning of year	255	124	134	513	412
Gains during the year	349	18	57	424	416
Movement in capital requirement	(3)	–	(1)	(4)	3
Capital injection	–	–	8	8	9
Distributions made to the parent company	(292)	(6)	(67)	(365)	(318)
Exchange movement	–	(2)	(2)	(4)	(9)
End of year	309	134	129	572	513

Prudential plc Annual Report 2013 265

C12: Provisions

	2013 £m	2012* £m
Provision in respect of defined benefit pension schemes:[C9]	194	205
Other provisions (see below)	441	386
Total provisions	635	591

Analysis of other provisions:

	2013 £m				2012* £m			
	Legal provisions note (i)	Restructuring provisions note (ii)	Other Provisions note (iii)	Total	Legal provisions note (i)	Restructuring provisions note (ii)	Other Provisions note (iii)	Total
At 1 January	20	27	339	386	14	23	252	289
Charged to income statement:								
Additional provisions	17	2	183	202	10	14	207	231
Unused amounts released	(2)	(13)	(10)	(25)	(1)	(4)	(7)	(12)
Used during the year	(21)	(3)	(86)	(110)	(2)	(6)	(109)	(117)
Exchange differences	–	–	(12)	(12)	(1)	–	(4)	(5)
Total at 31 December	14	13	414	441	20	27	339	386

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i) Total legal provisions at 31 December 2013 of £14 million related to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Of the £14 million legal provision as at 31 December 2013, £11 million has been established to cover this potential litigation and is expected to be utilised over the next five years.

(ii) Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.

(iii) Other provisions comprise staff benefits provisions of £332 million, provisions for onerous contracts of £41 million and regulatory and other provisions of £41 million. Staff benefits are generally expected to be paid out within the next three years.

The provision balance is expected to be paid out within the next five years.

Financial statements
C: Balance sheet notes

266 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

C: Balance sheet notes continued

C13: Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2013 £m			2012* £m		
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total
At 1 January						
Cost	251	970	1,221	258	884	1,142
Accumulated depreciation	(39)	(428)	(467)	(29)	(376)	(405)
Net book amount	212	542	754	229	508	737
Year ended 31 December						
Opening net book amount	212	542	754	229	508	737
Exchange differences	(1)	(2)	(3)	(9)	(8)	(17)
Depreciation charge	(12)	(75)	(87)	(10)	(80)	(90)
Additions	96	125	221	4	135	139
Arising on acquisitions of subsidiaries	1	77	78	–	(1)	(1)
Disposals and transfers	11	(54)	(43)	(2)	(12)	(14)
Closing net book amount	307	613	920	212	542	754
At 31 December						
Cost	357	1,060	1,417	251	970	1,221
Accumulated depreciation	(50)	(447)	(497)	(39)	(428)	(467)
Net book amount	307	613	920	212	542	754

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £125 million (2012: £135 million) arose as follows: £68 million in UK, £16 million in US and £23 million in Asia in insurance operations with the remaining balance of £18 million arising from asset management operations and unallocated corporate expenditure (2012: £80 million in UK, £24 million in US, £17 million in Asia in insurance operations and £10 million in other operations).

Prudential plc Annual Report 2013 267

C14: Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2013 £m	2012* £m
At 1 January	10,554	10,470
Additions:		
Resulting from acquisitions	1,050	1,025
Resulting from expenditure capitalised	42	118
Disposals	(613)	(695)
Net gain (loss) from fair value adjustments	441	(215)
Net foreign exchange differences	(15)	(52)
Transfers from (to) held for sale assets	18	(97)
At 31 December	11,477	10,554

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The 2013 income statement includes rental income from investment properties of £606 million (2012: £544 million) and direct operating expenses including repairs and maintenance arising from these properties of £46 million (2012: £49 million).

Investment properties of £4,426 million (2012: £3,845 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below. This table also shows the minimum future rentals to be received on non-cancellable operating leases of the Group's freehold investment properties in the following periods:

	2013 £m			2012* £m		
	Future minimum payments	Future finance charges	PV of future minimum payments	Future minimum payments	Future finance charges	PV of future minimum payments
Less than 1 year	5	–	5	5	–	5
1 to 5 years	19	(3)	16	22	(4)	18
Over 5 years	824	(752)	72	959	(873)	86
Total	848	(755)	93	986	(877)	109

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2013 and 2012.

The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group's freehold investment properties are receivable in the following periods:

	2013 £m	2012 £m
Less than 1 year	351	451
1 to 5 years	1,204	1,541
Over 5 years	3,294	3,785
Total	4,849	5,777

The total minimum future rentals to be received on non-cancellable sub-leases for the Group's investment properties held under finance leases at 31 December 2013 are £2,315 million (2012: £2,439 million).

Financial statements
C: Balance sheet notes

268 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements D: Other notes D1: Business acquisitions and disposals a Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential’s strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group’s multichannel distribution strategy. The consideration for the transaction is THB 18.981 billion (Ł412 million), of which THB 17.500 billion (Ł380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (Ł20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (Ł12 million) is payable 12 months after completion. Included in the total consideration of THB 18.981 billion (Ł412 million) was the cost of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank. The purchase consideration paid was equivalent to the fair value of the acquired assets and liabilities assumed. No goodwill has been recognised. In addition to the purchase consideration, the Group incurred Ł4 million of acquisition related costs, of which Ł3 million was recognised as an expense in the consolidated income statement in the second half of 2012 and the remaining Ł1 million recognised in 2013. Assets acquired and liabilities assumed at the date of acquisition The fair value of the acquired assets and liabilities are shown in the table below: Fair value recognised at acquisition date Łm Assets Acquired value of in-force business 21 Investments (principally debt securities) 642 Cash and cash equivalents 4 Other assets (including distribution rights) 293 Total assets 960 Liabilities Insurance contract liabilities 487 Other non-insurance liabilities 61 Total liabilities 548 Net assets acquired and liabilities assumed 412 Purchase consideration (including Ł12 million of deferred consideration) 412 Insurance contract liabilities were valued consistent with Prudential’s existing IFRS valuation basis for the Thailand Life business, determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. In accordance with IFRS 3 ‘Business Combinations’, an acquired value of in-force business has been recognised. Included within the identifiable assets as shown above are loans and other debtors acquired with fair values of Ł6 million. These values represent the gross contractual amounts all of which are expected to be collected. The consolidated statement of cashflows contains a Ł396 million net cash outflow in respect of the acquisition of Thanachart Life and the cost of the distribution rights representing cash consideration paid of Ł400 million less cash and cash equivalents acquired of Ł4 million.

Prudential plc Annual Report 2013 269

Impact of the acquisition on the results of the Group

	Actual £m	Proforma £m
	Post-acquisition period from 3 May to 31 Dec 2013	Estimated full year 2013 note (i)
Revenue	113	197
Operating profit based on longer-term investment returns	30	40
Short-term fluctuations in investment returns	(7)	(7)
Amortisation of acquisition accounting adjustments[note (ii)]	(3)	(4)
Profit before tax	20	29

Notes
(i) The proforma shows the estimation of the Thanachart Life business' contribution to the Group's consolidated revenue and profit before tax for the period if the acquisition had occurred on 1 January 2013. In determining these amounts, it has been assumed that the fair value adjustments which arose on the date of acquisition would have been the same as if the acquisition had occurred on 1 January 2013. These amounts have been determined using actual results for the four month period to 2 May 2013 and the post-acquisition results from 3 May to 31 December 2013.
(ii) The amortisation of acquisition accounting adjustments represents the amortisation of the acquired value of in-force business.

b Acquisition of Reassure America Life Insurance Company in 2012

On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). REALIC is a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not and does not write new business. At 31 December 2012, the purchase consideration was subject to final agreement under the terms of the transaction with Swiss Re. No goodwill was recognised under IFRS on the date of the completion of the acquisition as the purchase consideration paid was equivalent to the fair value of the identifiable assets and liabilities assumed.

In the course of 2013, following the conclusion of an independent arbitration process over outstanding matters, the purchase consideration for REALIC was revised to £381 million in line with the re-measured value of the individual acquired assets and liabilities. This compares to the provisional estimates of £370 million for consideration and net assets reported in the 2012 consolidated IFRS financial statements.

The consolidated statement of cash flows in 2012 contained a £224 million net cash outflow in respect of this acquisition representing cash consideration of £371 million less cash and cash equivalents acquired of £147 million. In 2013 an additional cash outflow of £9 million was recorded reflecting the revised consideration.

c Agreement to sell Japan life business

On 16 July 2013, the Group reached an agreement to sell the Group's closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings Inc. for US$85 million (£51 million at 31 December 2013 closing exchange rate). Completion of the transaction is dependent on regulatory approval.

The Japan life business has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'. Consistent with its classification as held for sale, the IFRS carrying value of the Japan life business has been set to £48 million at 31 December 2013, representing the proceeds, net of related expenses. This has resulted in a charge as for 'Remeasurement of Japan life business classified as held for sale' of £(120) million in the income statement.

In order to facilitate comparisons of the Group's retained businesses, the supplementary analysis of profit of the Group as shown in note B1.1 has been adjusted to show separately the results for the Japan life business. Accordingly, the comparative results for 2012 have been retrospectively adjusted. For 2013 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value have given rise to an aggregate loss of £(102) million (2012: £17 million profit). This comprises:

	2013 £m	2012 £m
Remeasurement of carrying value on classification as held for sale	(120)	–
Amounts that would otherwise be classified within:		
Operating profit based on longer-term investment returns	3	(2)
Short-term fluctuations in investment returns	15	19
(Loss) profit attaching to held for sale Japan life business	(102)	17
Related tax charge	–	–

Financial statements
D: Other notes

270 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements D: Other notes continued D1: Business acquisitions and disposals continued The assets and liabilities of the Japan life business classified as held for sale on the statement of financial position as at 31 December 2013 are as follows: 2013 Łm Assets Investments 956 Other assets 80 1,036 Adjustment for remeasurement of the carrying value to fair value less costs to sell (120) Assets held for sale 916 Liabilities Policyholder liabilities 814 Other liabilities 54 Liabilities held for sale 868 Net assets 48 d PAC with-profits funds acquisitions In December 2013, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, acquired a 100 per cent interest of Falbygdens Energi AB, a Swedish utility company. The main business operations comprise the production and distribution of district heating and the distribution of electricity primarily within the municipality of Falköping. The company also operates a broadband business in the municipality. The consideration paid of Ł71 million was equivalent to the fair value of acquired assets and liabilities assumed. No goodwill has been recognised. As these transactions are within the with-profits fund, they have no impact on shareholders’ profit or equity for the year ended 31 December 2013. The impact on the Group’s consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2013, the revenue and profit of the Group for the year ended 31 December 2013 would not have been materially different. D2: Domestication of the Hong Kong branch business On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. On an IFRS basis, approximately Ł12.6 billion of assets, Ł12.3 billion of liabilities (including policyholder liabilities of Ł10.2 billion and Ł1.7 billion of unallocated surplus) and Ł0.3 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) have been transferred. The costs of enabling the domestication in 2013 were Ł35 million. Within the Group’s supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns as shown in note B1.1. D3: Contingencies and related obligations In addition to the legal proceedings relating to Jackson mentioned under the legal provisions section in note C12, the Group is involved in other litigation and regulatory issues. Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows. Pension mis-selling review The pensions review by the UK insurance regulator of past sales of personal pension policies required all UK life insurance companies to review their cases of potential mis-selling and record a provision for the estimated costs. The Group met the requirement of the UK insurance regulator to issue offers to all cases by 30 June 2002. At 31 December 2013 the pension mis-selling provision was Ł286 million (31 December 2012: Ł306 million). The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4 and is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 3.4 per cent (2012: 2.3 per cent). The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling including administration costs. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased. The costs associated with the pension mis-selling review have been met from the inherited estate (see below) and, accordingly have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

Prudential plc Annual Report 2013 271 In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. This review was completed on 30 June 2002 with the assurance continuing to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004. Guaranteed annuities PAC used to sell guaranteed annuity products in the UK and at 31 December 2013 held a provision of Ł36 million (2012: Ł47 million) within the main with-profits fund within policyholder liabilities to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2013 a provision of Ł328 million (2012: Ł371 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the PAC long-term business fund, attributable to the policyholders, the movement in this provision has no impact on shareholders. Other matters Inherited estate of the PAC long-term fund The assets of the with-profits sub-fund (WPSF) within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the ‘inherited estate’ and has accumulated over many years from various sources. This estate enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent of its utilisation. Support for long-term business funds by shareholders’ funds As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support. In 1997, the business of Scottish Amicable Life Assurance Society (SALAS), a mutual society, was transferred to PAC with the creation of, a separate sub-fund, Scottish Amicable Insurance Fund (SAIF) within PAC’s long-term business fund containing all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and it is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. SAIF with-profits policies contain minimum levels of guaranteed benefit to policyholders. In addition, as mentioned earlier in this note, certain pensions products have guaranteed annuity rates at retirement. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance. Unclaimed Property Provision Jackson has received regulatory enquiries on a developing industry-wide matter regarding claims settlement practices and compliance with unclaimed property laws. Concurrently, some regulators and state legislatures have required and others are considering proposals that would require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. Additionally, numerous states are contracting with independent firms to perform specific unclaimed property audits or targeted market conduct examinations covering claims settlement practices and procedures for escheating unclaimed property. One such firm has contracted with the treasury departments of 27 states to perform an examination of Jackson’s practices for handling unclaimed property. Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds (ie, reversion of funds to the state) deemed abandoned under state laws, administrative penalties and changes in Jackson’s procedures for the identification of unreported claims and handling of escheatable property. At 31 December 2013, Jackson has accrued Ł12 million to cover any such liability. Guarantees and commitments Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be Ł13 million at 31 December 2013 (2012: Ł31 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies. Financial statements D: Other notes

272 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

D: Other notes continued

D3: Contingencies and related obligations continued

At 31 December 2013, Jackson has unfunded commitments of £298 million (2012: £325 million) related to its investments in limited partnerships and of £132 million (2012: £86 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

The Group has provided other guarantees and commitments to third parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.

Intra-group capital support arrangements

Prudential and PAC have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential (including in the scenarios referred to in pension mis-selling review above). While Prudential considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to PAC and its policyholders.

In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries, which from 1 January 2014, contain the domesticated branch business from PAC as noted in note D2 regarding their solvency levels. In addition, the scheme of transfer of the Hong Kong branch includes short-term support arrangements between Prudential and PAC to underpin similar arrangements between PAC and the newly domesticated business. It is considered unlikely that support will need to be provided under these arrangements.

D4: Post balance sheet events

Final dividend

The 2013 final dividend approved by the Board of Directors after 31 December 2013 is as described in note B7.

D5: Additional information on the effect of adoption of new and amended accounting standards

The new and amended accounting standards adopted by the Group in 2013 are explained in note A2. The tables below show the quantitative effect of the adoption of these new and amended standards on the Group primary financial statements and supplementary analysis of profit.

(a) The aggregate effect of the adoption of the standards on the income statement, earnings per share, statement of comprehensive income, statement of changes in equity, statement of financial position and cash flow statement is shown in the tables below:

Consolidated income statement

	2013 £m				
	Under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Total revenue, net of reinsurance	53,499	116	(1,240)	–	52,375
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(43,948)	–	837	(43)	(43,154)
Acquisition costs and other expenditure	(7,409)	(116)	244	115	(7,166)
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	–	–	–	(120)
Share of profit from joint ventures and associates, net of related tax*	–	–	147	–	147
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*	2,022	–	(12)	72	2,082
Less tax charge attributable to policyholders' returns	(437)	–	–	(10)	(447)
Profit before tax attributable to shareholders	1,585	–	(12)	62	1,635
Total tax charge attributable to policyholders and shareholders	(724)	–	12	(24)	(736)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	437	–	–	10	447
Tax charge attributable to shareholders' returns	(287)	–	12	(14)	(289)
Profit for the year attributable to equity holders of the Company	1,298	–	–	48	1,346
Earnings per share (in pence)					
Based on profit attributable to the equity holders of the Company:					
Basic	50.9p	–	–	1.9p	52.8p
Diluted	50.8p	–	–	1.9p	52.7p

Prudential plc Annual Report 2013 273

	2012 £m				
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Total revenue, net of reinsurance	55,476	52	(1,090)	–	54,438
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(45,953)	–	715	94	(45,144)
Acquisition costs and other expenditure	(6,335)	(52)	220	(145)	(6,312)
Share of profit from joint ventures and associates, net of related tax*	–	–	135	–	135
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*	3,188	–	(20)	(51)	3,117
Less tax charge attributable to policyholders' returns	(378)	–	2	6	(370)
Profit before tax attributable to shareholders	2,810	–	(18)	(45)	2,747
Total tax charge attributable to policyholders and shareholders	(991)	–	20	17	(954)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	378	–	(2)	(6)	370
Tax charge attributable to shareholders' returns	(613)	–	18	11	(584)
Profit for the year attributable to equity holders of the Company	2,197	–	–	(34)	2,163
Earnings per share (in pence)					
Based on profit attributable to the equity holders of the Company:					
Basic	86.5p	–	–	(1.4)p	85.1p
Diluted	86.4p	–	–	(1.4)p	85.0p

* The effect of change from IFRS 11 in the table above includes the reclassification of the Group's share of profit from its investments in associates into the line for share of profit from joint ventures and associates, net of related tax. These investments were already on the equity method accounting prior to 2013 but their results were previously included within the investment return included with total revenue.

Consolidated statement of comprehensive income and statement of changes in equity

	2013 £m				
	Under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Profit for the year	1,298	–	–	48	1,346
Exchange movements on foreign operations and net investment hedges, net of related tax	(255)	–	–	–	(255)
Net unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	(1,034)	–	–	–	(1,034)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	–	–	–	(48)	(48)
Total comprehensive income for the year	9	–	–	–	9
Net increase in shareholders' equity	(709)	–	–	–	(709)
At beginning of year	10,359	–	–	–	10,359
At end of year	9,650	–	–	–	9,650

Financial statements
D: Other notes

274 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

D: Other notes continued

D5: Additional information on the effect of adoption of new and amended accounting standards continued

	2012 £m				
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Profit for the year	2,197	–	–	(34)	2,163
Exchange movements on foreign operations and net investment hedges, net of related tax	(216)	–	–	–	(216)
Net unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	387	–	–	–	387
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	–	–	–	34	34
Total comprehensive income for the year	2,368	–	–	–	2,368
Net increase in shareholders' equity	1,795	–	–	–	1,795
At beginning of year	8,564	–	–	–	8,564
At end of year	10,359	–	–	–	10,359

Consolidated statement of financial position

	31 Dec 2013 £m				
	Under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Assets					
Intangible assets attributable to shareholders	6,837	–	(81)	–	6,756
Intangible assets attributable to with-profits funds	249	–	–	–	249
Reinsurers' share of insurance contract liabilities	6,846	–	(8)	–	6,838
Other non-investment and non-cash assets	8,038	21	(128)	–	7,931
Investments of long-term business and other operations:					
Investment properties	12,015	–	(538)	–	11,477
Investments accounted for using the equity method	100	–	709	–	809
Financial investments:					
Loans	11,755	830	(19)	–	12,566
Equity securities and portfolio holdings in unit trusts	120,974	547	(1,299)	–	120,222
Debt securities	134,278	139	(1,512)	–	132,905
Other investments	6,291	(1)	(25)	–	6,265
Deposits	12,563	(3)	(347)	–	12,213
Total other assets	8,128	(125)	(302)	–	7,701
Total assets	328,074	1,408	(3,550)	–	325,932
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds	289,173	–	(3,159)	–	286,014
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,167	1,111	–	–	5,278
Total other liabilities	25,083	297	(391)	–	24,989
Total liabilities	318,423	1,408	(3,550)	–	316,281
Equity					
Shareholders' equity	9,650	–	–	–	9,650
Non-controlling interests	1	–	–	–	1
Total equity	9,651	–	–	–	9,651
Total equity and liabilities	328,074	1,408	(3,550)	–	325,932

Prudential plc Annual Report 2013 275

	31 Dec 2012 £m				
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Assets					
Intangible assets attributable to shareholders	5,736	–	(90)	–	5,646
Intangible assets attributable to with-profits funds	256	–	–	–	256
Reinsurers' share of insurance contract liabilities	6,859	–	(5)	–	6,854
Other non-investment and non-cash assets	7,492	25	(113)	–	7,404
Investments of long-term business and other operations:					
Investment properties	10,880	–	(326)	–	10,554
Investments accounted for using the equity method	113	–	522	–	635
Financial investments:					
Loans	11,821	930	(8)	–	12,743
Equity securities and portfolio holdings in unit trusts	99,958	172	(1,504)	–	98,626
Debt securities	140,103	146	(1,342)	–	138,907
Other investments	7,900	(323)	(30)	–	7,547
Deposits	12,653	(3)	(402)	–	12,248
Total other assets	6,482	(121)	(137)		6,224
Total assets	310,253	826	(3,435)	–	307,644
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds	271,363	–	(3,100)	–	268,263
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,345	800	–	–	5,145
Total other liabilities	24,181	26	(335)	–	23,872
Total liabilities	299,889	826	(3,435)	–	297,280
Equity					
Shareholders' equity	10,359	–	–	–	10,359
Non-controlling interests	5	–	–	–	5
Total equity	10,364	–	–	–	10,364
Total equity and liabilities	310,253	826	(3,435)	–	307,644

Financial statements
D: Other notes

276 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements

D: Other notes continued

D5: Additional information on the effect of adoption of new and amended accounting standards continued

	31 Dec 2011 £m				
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Assets					
Intangible assets attributable to shareholders	5,699	–	(91)	–	5,608
Intangible assets attributable to with-profits funds	267	–	–	–	267
Reinsurers' share of insurance contract liabilities	1,647	–	(4)	–	1,643
Other non-investment and non-cash assets	7,267	23	(91)	–	7,199
Investments of long-term business and other operations:					
Investment properties	10,757	–	(287)	–	10,470
Investments accounted for using the equity method	70	–	446	–	516
Financial investments:					
Loans	9,714	675	(8)	–	10,381
Equity securities and portfolio holdings in unit trusts	87,349	(50)	(1,336)	–	85,963
Debt securities	124,498	199	(1,050)	–	123,647
Other investments	7,509	(241)	(28)	–	7,240
Deposits	10,708	(30)	(338)	–	10,340
Total other assets	7,260	(305)	(211)	–	6,744
Total assets	272,745	271	(2,998)	–	270,018
Liabilities					
Policyholder liabilities and unallocated surplus of with-profits funds	236,290	–	(2,752)	–	233,538
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,840	284	–	–	4,124
Total other liabilities	24,008	(13)	(246)	–	23,749
Total liabilities	264,138	271	(2,998)	–	261,411
Equity					
Shareholders' equity	8,564	–	–	–	8,564
Non-controlling interests	43	–	–	–	43
Total equity	8,607	–	–	–	8,607
Total equity and liabilities	272,745	271	(2,998)	–	270,018

Consolidated statement of cash flows

	2013 £m				
	Under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Cash flows from operating activities					
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*	2,022	–	(12)	72	2,082
Non-cash movements in operating assets and liabilities reflected in profit before tax and other items	(272)	(124)	(290)	(72)	(758)
Net cash flows from operating activities	1,750	(124)	(302)	–	1,324
Cash flows from investing activities	(584)	–	–	–	(584)
Cash flows from financing activities	49	–	–	–	49
Net increase in cash and cash equivalents	1,215	(124)	(302)	–	789
Cash and cash equivalents at beginning of year	6,126	–	–	–	6,126
Effect of exchange rate changes on cash and cash equivalents	(130)	–	–	–	(130)
Cash and cash equivalents at end of year	7,211	(124)	(302)	–	6,785

Prudential plc Annual Report 2013 277

	2012 £m				
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R	
Cash flows from operating activities					
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*	3,188	–	(20)	(51)	3,117
Non-cash movements in operating assets and liabilities reflected in profit before tax and other items	(2,742)	190	89	51	(2,412)
Net cash flows from operating activities	446	190	69	–	705
Cash flows from investing activities	(326)	–	–	–	(326)
Cash flows from financing activities	(892)	–	–	–	(892)
Net decrease in cash and cash equivalents	(772)	190	69	–	(513)
Cash and cash equivalents at beginning of year	7,257	(310)	(206)	–	6,741
Effect of exchange rate changes on cash and cash equivalents	(101)	–	(1)	–	(102)
Cash and cash equivalents at end of year	6,384	(120)	(138)	–	6,126

(b) The effect of the adoption of the new and amended accounting standards in 2013 on the Group's supplementary analysis of profit is shown in the table below.

Segment disclosure – profit before tax

	2013 £m			
	Under previous accounting requirements	Effect of IFRS changes		After IFRS changes
		IFRS 11	IAS 19R	
Operating profit based on longer-term investment returns				
Asia operations:				
Asia insurance operations:				
Before reclassification of held for sale Japan life business	1,009	(5)	–	1,004
Reclassification of Japan life business	(3)	–	–	(3)
	1,006	(5)	–	1,001
Eastspring Investments	82	(8)	–	74
Other operations	1,879	–	–	1,879
Total	2,967	(13)	–	2,954
Short-term fluctuations in investment returns:				
Before reclassification of held for sale Japan life business	(1,095)	1	(1)	(1,095)
Reclassification of Japan life business	(15)	–	–	(15)
	(1,110)	1	(1)	(1,110)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(63)	–	63	–
Amortisation of acquisition accounting adjustments	(72)	–	–	(72)
Loss attaching to held for sale Japan life business:				
Reclassification from operating profit based on longer-term investment returns	3	–	–	3
Reclassification from short-term fluctuations in investment returns	15	–	–	15
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	–	–	(120)
	(102)	–	–	(102)
Costs of domestication of Hong Kong branch	(35)	–	–	(35)
Profit before tax attributable to shareholders	1,585	(12)	62	1,635
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	90.9p	–	–	90.9p
Basic EPS based on total profit after tax and non-controlling interests	50.9p	–	1.9p	52.8p

Financial statements
D: Other notes

278 Prudential plc Annual Report 2013 **Financial statements Notes to Primary statements**

D: Other notes continued

D5: Additional information on the effect of adoption of new and amended accounting standards continued

	2012 £m			
	As reported under previous accounting requirements	Effect of IFRS changes		After IFRS changes
		IFRS 11	IAS 19R	
Operating profit based on longer-term investment returns				
Asia operations:				
Asia insurance operations:				
Before reclassification of held for sale Japan life business	913	(9)	–	904
Reclassification of Japan life business	2	–	–	2
	915	(9)	–	906
Eastspring Investments	75	(6)	–	69
Other operations	1,545	–	–	1,545
Total	2,535	(15)	–	2,520
Short-term fluctuations in investment returns:				
Before reclassification of held for sale Japan life business	204	(3)	5	206
Reclassification of Japan life business	(19)	–	–	(19)
	185	(3)	5	187
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	–	(50)	–
Amortisation of acquisition accounting adjustments	(19)	–	–	(19)
Gain on dilution of Group holdings	42	–	–	42
Profit attaching to held for sale Japan life business:				
Reclassification from operating profit based on longer-term investment returns	(2)	–	–	(2)
Reclassification from short-term fluctuations in investment returns	19	–	–	19
	17	–	–	17
Profit before tax attributable to shareholders	2,810	(18)	(45)	2,747
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	76.9p	–	–	76.9p
Basic EPS based on total profit after tax and non-controlling interests	86.5p	–	(1.4)p	85.1p

D6: Subsidiary undertakings

a Principal subsidiaries

The principal subsidiary undertakings of the Group at 31 December 2013 are disclosed in note 5 'Investments of the Company' of the parent Company financial statements.

Details of all Prudential subsidiaries, joint ventures and associates will be annexed to the next Annual Returns of Prudential plc filed with the UK Registrar of Companies.

b Dividend restrictions and minimum capital requirements

Certain Group subsidiaries and joint ventures are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, dividends can only be paid if a UK company has distributable reserves sufficient to cover dividend. Further, UK insurance companies are required to maintain solvency margins in accordance with the Prudential Regulation Authority rules. The Group UK asset management company, M&G is also required to consider its capital requirements before making any distribution to the parent company.

Jackson is subject to state laws that limit the dividends payable to its parent company based on statutory capital and surplus and prior year earnings. Dividends in excess of these limitations require prior regulatory approval.

The Group's subsidiaries and joint ventures in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves.

The Group capital position statement for life assurance businesses is set out in note C11.1, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries. In addition, disclosure is also provided in note C11.1 of the local capital requirement of each of the funds, or group of companies.

Prudential plc Annual Report 2013 279

D7: Investments in joint ventures and associates

Joint ventures represent arrangements where the parties who control the arrangement through contractual or other agreement have the rights to the net assets of the arrangements. The Group has shareholder-backed joint venture insurance and asset management business in China with CITIC Group, and in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with BOCI and a Takaful general and life insurance joint venture in Malaysia.

The Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not affect shareholders' results.

As a consequence of adoption of IFRS 11 'Joint Arrangements' from 1 January 2013, the Group's joint ventures are accounted for using the equity method. For these operations the net of tax results are reflected in the Group's profit before tax.

The investments in these joint ventures have the same accounting year end as the Group, except for joint ventures in India. Although these entities have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

The Group has two associates; PruHealth and PPM South Africa that are also accounted for under the equity method. In addition, the Group has investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for as investments in associates and are carried at fair value through profit and loss. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £0.5 billion at 31 December 2013 (2012: £0.8 billion).

The Group's share of the profits, net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

	Joint ventures		Associates	
	2013 £m	2012 £m	2013 £m	2012 £m
Shareholder-backed business	52	98	7	10
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	88	27	–	–
Total	140	125	7	10

There is no other comprehensive income in the joint ventures and associates. There have been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in the total income.

The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interest in the joint ventures.

D8: Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

Further, following the adoption of IFRS 11 in 2013 as described in note A2, the Group's investments in joint ventures are now accounted for on an equity method basis. Previously, the assets and liabilities of these joint ventures were proportionally consolidated by the Group with any of their intra-group transactions eliminated on consolidation. There are no material transactions between these joint ventures and other Group companies.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2013 and 2012, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in the directors' remuneration report. Key management remuneration is disclosed in note B3.3.

Financial statements
D: Other notes

280 Prudential plc Annual Report 2013 Financial statements Notes to Primary statements D: Other notes continued D9: Commitments Operating leases and capital commitments The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. 2013 Łm 2012* Łm Future minimum lease payments for non-cancellable operating leases fall due during the following periods: Not later than 1 year 110 68 Later than 1 year and not later than 5 years 308 196 Later than 5 years 333 116 Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings 20 18 Minimum lease rental payments included in consolidated income statement 92 73 * The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2. In addition, the Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2013 were Ł92 million (2012: Ł5 million).

Prudential plc Annual Report 2013 281 Balance sheet of the parent company 31 December Note 2013 Łm 2012 Łm Fixed assets Investments: Shares in subsidiary undertakings 5 18,216 11,929 Loans to subsidiary undertakings 5 1,497 1,164 19,713 13,093 Current assets Debtors: Amounts owed by subsidiary undertakings 3,706 3,208 Deferred tax 6 9 47 Other debtors 3 3 Derivative assets 8 3 3 Cash at bank and in hand 224 193 3,945 3,454 Liabilities: amounts falling due within one year Commercial paper 7 (1,634) (1,535) Other borrowings 7 (200) (450) Derivative liabilities 8 (199) (190) Amounts owed to subsidiary undertakings (2,462) (1,705) Tax payable (60) (103) Sundry creditors (4) (19) Accruals and deferred income (40) (46) (4,599) (4,048) Net current liabilities (654) (594) Total assets less current liabilities 19,059 12,499 Liabilities: amounts falling due after more than one year Subordinated liabilities 7 (3,662) (2,577) Debenture loans 7 (549) (549) Other borrowings 7 (299) (299) Amounts owed to subsidiary undertakings (7,227) (2,576) (11,737) (6,001) Total net assets (excluding pension) 7,322 6,498 Pension asset (net of related deferred tax) 9 30 38 Total net assets (including pension) 7,352 6,536 Capital and reserves Share capital 10 128 128 Share premium 10 1,895 1,889 Profit and loss account 11 5,329 4,519 Shareholders’ funds 11 7,352 6,536 The financial statements of the parent company on pages 281 to 289 were approved by the Board of directors on 11 March 2014 and signed on its behalf. Financial statements Parent company Paul Manduca Tidjane Thiam Nic Nicandrou Chairman Group Chief Executive Chief Financial Officer

282 Prudential plc Annual Report 2013 Financial statements Notes on the parent company financial statements Notes on the parent company financial statements 1 Nature of operations Prudential plc (the ‘Company’) is a parent holding company. The Company together with its subsidiaries (collectively, the ‘Group’) is an international financial services group with its principal operations in Asia, the US and the UK. In Asia, the Group has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company. In the UK, the Group operates through its subsidiaries, primarily The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited and M&G Investment Management Limited. The Company is responsible for the financing of each of its subsidiaries. 2 Basis of preparation The financial statements of the Company, which comprise the balance sheet and related notes, are prepared in accordance with Part 15 of the Companies Act 2006. The Company has taken advantage of the exemption under Section 408 of the Companies Act 2006 from presenting its own profit and loss account. The financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP). The Company has not prepared a cash flow statement on the basis that its cash flow is included within the cash flow statement in the consolidated financial statements. The Company has also taken advantage of the exemption within FRS 29, ‘Financial Instruments: Disclosures’, from the requirements of this standard on the basis that the Company’s results are included in the publicly available consolidated financial statements of the Group that include disclosures that comply with IFRS 7, ‘Financial Instruments: Disclosures’, which is equivalent to FRS 29. 3 Significant accounting policies Shares in subsidiary undertakings Shares in subsidiary undertakings are shown at the lower of cost and estimated realisable value. Loans to subsidiary undertakings Loans to subsidiary undertakings are shown at cost, less provisions. Derivatives Derivative financial instruments are held to manage certain macro-economic exposures. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account. Borrowings Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity, or, for hybrid debt, over the expected life of the instrument. Dividends Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. Share premium The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account. Foreign currency translation Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year. Other assets and liabilities denominated in foreign currencies are also converted at year end exchange rates with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

Prudential plc Annual Report 2013 283 Tax Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company. Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19, ’Deferred tax’. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes. Pensions The Company assumes a portion of the pension surplus or deficit of the Group’s main pension scheme, the Prudential Staff Pension Scheme (‘PSPS’) and applied the requirements of FRS 17 ‘Retirement Benefits’ (as amended in December 2006) to its interest in the PSPS surplus or deficit. Further details are disclosed in note 9. A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company’s share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries. The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account. To the extent that part or all of the Company’s interest in the pension surplus is not recognised as an asset, the unrecognised surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme’s assets is restricted so that it does not exceed the total of the current service cost, interest cost and any increase in the recoverable surplus. Any further adjustment for the unrecognised surplus is treated as an actuarial gain or loss. Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets and experience variances are recorded in the statement of total recognised gains and losses. Actuarial gains and losses also include adjustment for unrecognised pension surplus as described above. Share-based payments The Group offers share award and option plans for certain key employees and a Save As You Earn (‘SAYE’) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans. Under FRS 20 ‘Share-based payment’, where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions. Financial statements Parent company

284 Prudential plc Annual Report 2013 Financial statements Notes on the parent company financial statements Notes on the parent company financial statements continued 4 Reconciliation from UK GAAP to IFRS The Company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The tables below provide a reconciliation between UK GAAP and IFRS. 2013 Łm 2012 Łm Profit after tax Profit (loss) for the financial year of the Company in accordance with UK GAAP 1,579 (216) IFRS adjustment* 16 71 Profit (loss) for the financial year of the Company (including dividends from subsidiaries) in accordance with IFRS 1,595 (145) Share in the IFRS result of the Group, net of distributions to the Company† (249) 2,308 Profit after tax of the Group attributable to shareholders in accordance with IFRS 1,346 2,163 2013 Łm 2012 Łm Net equity Shareholders’ equity of the Company in accordance with UK GAAP and IFRS 7,352 6,536 Share in the IFRS net equity of the Group† 2,298 3,823 Shareholders’ equity of the Group in accordance with IFRS 9,650 10,359 * ‘IFRS adjustment’ in the above table represents the difference in the accounting treatment for pension schemes between UK GAAP and IFRS. † The ‘shares in the IFRS result and net equity of the Group’ lines represent the Company’s equity in the earnings and net assets of its subsidiaries and associates. The profit (loss) for the financial year of the Company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of Ł2,332 million and Ł501 million for the years ended 31 December 2013 and 2012, respectively. As stated in note 3, under UK GAAP, the Company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realisable value. For the purpose of this reconciliation, no adjustment is made to the Company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation. The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2 of the Group financial statements. Accordingly, the 2012 figures for profit after tax of the Group have been adjusted retrospectively from those previously published.

Prudential plc Annual Report 2013 285

5 Investments of the Company

	2013 £m	
	Shares in subsidiary undertakings	Loans to subsidiary undertakings
At 1 January	11,929	1,164
Net investment in subsidiary undertakings	6,281	–
Net loan advance	–	340
Other movements	6	–
Foreign exchange movement	–	(7)
At 31 December	18,216	1,497

In 2013, as part of a process of simplifying the Group's corporate structure, the Company reorganised some of its interests in intermediate holding companies, resulting in a net increase of £6,281 million in the cost of shares in subsidiary undertakings.

In February 2014, the Company dissolved part of the structure, resulting in a reduction of £12,791 million in the cost of shares in subsidiary undertakings, and at the same time, an increase of £6,326 million in the value of loans to subsidiary undertakings.

Other movements relate to share-based payments and reflect the value of payments settled by the Company for employees of its subsidiary undertakings in the year.

The principal subsidiary undertakings of the Company at 31 December 2013 were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PT Prudential Life Assurance*	Insurance	Indonesia

* Owned by a subsidiary undertaking of the Company.

The Company has 100 per cent of the voting rights of the subsidiaries except the Indonesian subsidiary, where the Company has 94.6 per cent of the voting rights attaching to the aggregate of the shares across the types of capital in issue.

Each subsidiary operates mainly in its country of incorporation, except for PRIL, which operates mainly in England and Wales.

6 Deferred tax asset

	2013 £m	2012 £m
Short-term timing differences	2	3
Unused deferred tax losses	7	44
Total	9	47

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

For each category of deferred tax asset recognised, its recoverability against forecast taxable profits is not significantly impacted by expected changes to accounting standards.

The reductions in the UK corporation tax rate to 21 per cent from 1 April 2014 and 20 per cent from 1 April 2015 were substantively enacted on 2 July 2013. Accordingly, the effects of these changes are reflected in the financial statements for the year ended 31 December 2013. The changes have not had a material impact on the Company's net deferred tax balances as at 31 December 2013.

Financial statements
Parent company

286 Prudential plc Annual Report 2013 **Financial statements** **Notes on the parent company financial statements**

Notes on the parent company financial statements continued

7 Borrowings

	Core structural borrowings		Other borrowings		Total	
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m
Core structural borrowings[note (i)]	4,211	3,126	–	–	4,211	3,126
Other borrowings:						
Commercial paper[note (ii)]	–	–	1,634	1,535	1,634	1,535
Floating Rate Notes 2014[note (iii)]	–	–	200	200	200	200
Medium-Term Notes 2013[note (ii)]	–	–	–	250	–	250
Medium-Term Notes 2015[note (ii)]	–	–	299	299	299	299
Total borrowings	4,211	3,126	2,133	2,284	6,344	5,410
Borrowings are repayable as follows:						
Within 1 year or on demand	–	–	1,834	1,985	1,834	1,985
Between 1 and 5 years	–	–	299	299	299	299
After 5 years	4,211	3,126	–	–	4,211	3,126
	4,211	3,126	2,133	2,284	6,344	5,410
Recorded in the balance sheet as:						
Subordinated liabilities[note (iv)]	3,662	2,577				
Debenture loans	549	549				
	4,211	3,126				

Notes

(i) Further details on the core structural borrowings of the Company are provided in note C6.1 of the Group financial statements.

(ii) These borrowings support a short-term fixed income securities programme.

(iii) The Company issued £200 million Floating Rate Notes in 2013 which mature in April 2014. These Notes have been wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. The Notes were originally issued in October 2008 and have been reissued upon their maturity.

(iv) The interests of the holders of the subordinated liabilities are subordinate to the entitlements of other creditors of the Company.

8 Derivative financial instruments

	2013 £m		2012 £m	
	Fair value assets	Fair value liabilities	Fair value assets	Fair value liabilities
Cross-currency swap	3	–	3	–
Inflation-linked swap	–	199	–	190
Total	3	199	3	190

Derivative financial instruments are held to manage certain macro-economic exposures. The change in fair value of the derivative financial instruments of the Company was a loss before tax of £9 million (2012: gain before tax of £17 million).

The derivative financial instruments are valued internally using standard market practices. In accordance with the Company's risk management framework, all internally generated valuations are subject to independent assessment against external counterparties' valuations.

Prudential plc Annual Report 2013 287

9 Pension scheme financial position

The majority of UK Prudential staff are members of the Group's pension schemes. The largest scheme is the Prudential Staff Pension Scheme (the 'Scheme') which is primarily a closed defined benefit scheme.

At 31 December 2005, the allocation of surpluses and deficits attaching to the Scheme between the Company and the unallocated surplus of The Prudential Assurance Company Limited ('PAC') with-profits fund was apportioned in the ratio 30/70 following detailed consideration of the sourcing of previous contributions. This ratio was applied to the base deficit position at 1 January 2006 and for the purpose of determining the allocation of the movements in that position up to 31 December 2013. The FRS 17 service charge and ongoing employer contributions are allocated by reference to the cost allocation for current activity.

The last completed triennial actuarial valuation of the Scheme was as at 5 April 2011. Further details on the results of this valuation and the total employer contributions to the Scheme for the year are provided in note C9, together with the key assumptions adopted, including mortality assumptions.

Using external actuarial advice provided by the professionally qualified actuaries, Towers Watson, for the valuation of the Scheme, the most recent full valuations have been updated to 31 December 2013 applying the principles prescribed by FRS 17. The long-term expected rates of return are set out below:

	Prospectively for 2014 %	2013 %	2012 %
Equities	7.6	6.7	6.8
Bonds	3.8	2.8	3.0
Properties	6.4	5.5	5.55
Other assets	2.0	2.0	2.0
Weighted average long-term expected rate of return	3.7	2.9	3.1

The assets and liabilities of the Scheme were:

	31 Dec 2013		31 Dec 2012		31 Dec 2011		31 Dec 2010		31 Dec 2009	
	£m	%	£m	%	£m	%	£m	%	£m	%
Equities	145	2.4	123	1.9	210	3.3	548	10.3	830	16.8
Bonds	5,048	83.5	5,247	82.0	5,547	86.2	3,864	72.2	3,406	68.8
Properties	71	1.2	167	2.6	297	4.6	199	3.7	272	5.5
Other assets	778	12.9	863	13.5	378	5.9	740	13.8	441	8.9
Total value of assets	6,042	100.0	6,400	100.0	6,432	100.0	5,351	100.0	4,949	100.0
Present value of Scheme liabilities	(5,316)		(5,226)		(4,844)		(4,866)		(4,436)	
Underlying surplus in the Scheme	726		1,174		1,588		485		513	
Surplus in the Scheme recognised by the Company	37		49		52		56		52	
Amounts reflected in the balance sheet of the Company, net of deferred tax	30		38		39		41		37	

The surplus in the Scheme recognised in the balance sheet of the Company represents the amount which is recoverable through reduced future contributions and is net of the apportionment to the PAC with-profits fund.

Financial statements
Parent company

288 Prudential plc Annual Report 2013 Financial statements Notes on the parent company financial statements

Notes on the parent company financial statements continued

9 Pension scheme financial position continued

Underlying Scheme liabilities and assets

The change in the present value of the underlying Scheme liabilities and the change in the fair value of the underlying Scheme assets are as follows:

	2013 £m	2012 £m
Present value of Scheme liabilities, at 1 January	5,226	4,844
Current service cost	17	21
Past service cost*	3	106
Interest cost	225	227
Employee contributions	1	1
Actuarial losses	78	252
Benefit payments	(234)	(225)
Present value of Scheme liabilities, at 31 December	5,316	5,226

* The past service cost in 2012 of £106 million resulted from an exceptional discretionary increase to pensions in payment of the Scheme.

	2013 £m	2012 £m
Fair value of Scheme assets, at 1 January	6,400	6,432
Expected return on Scheme assets	182	201
Employee contributions	1	1
Employer contributions*	11	36
Actuarial losses	(318)	(45)
Benefit payments	(234)	(225)
Fair value of Scheme assets, at 31 December	6,042	6,400

* The contributions include deficit funding, ongoing service contributions and expenses.

Pension charge and actuarial (losses) gains of the Scheme and attributable to the Company

The pension charge of the Scheme and the charge recognised in the Company's profit and loss account are as follows:

Pension charge:	2013 £m	2012 £m
Operating charge:		
Current service cost	(17)	(21)
Past service cost	(3)	(106)
Finance (expense) income:		
Interest on Scheme liabilities	(225)	(227)
Expected return on Scheme assets	182	201
	(43)	(26)
Total pension charge of the Scheme	(63)	(153)
Pension charge attributable to the Company	(25)	(53)

The pension charge attributable to the Company is net of the apportionment to the PAC with-profits fund and is related to the surplus recognised on the balance sheet of the Company. No adjustment was made to the pension charge in 2013 or 2012 relating to the unrecognised portion of the Scheme's surplus.

Actuarial (losses) gains:	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Actual less expected return on Scheme assets (5% (2012: 1%) (2011: 15%) (2010: 5%) (2009: 2%) of assets)	(318)	(45)	973	275	85
Experience (losses) gains on Scheme liabilities (0% (2012: 0%) (2011: 6%) (2010: 0%) (2009: 1%) of liabilities)	(2)	(19)	295	1	59
Changes in assumptions underlying the present value of Scheme liabilities	(76)	(233)	(426)	(370)	(374)
Total actuarial (losses) gains (7% (2012: 6%) (2011: 17%) (2010: 2%) (2009: 5%) of the present value of Scheme liabilities)	(396)	(297)	842	(94)	(230)
Actuarial gains (losses) attributable to the Company before tax	8	35	(16)	(14)	(3)

Prudential plc Annual Report 2013 289

The total actual return on Scheme assets was a loss of £136 million (2012: gain of £156 million).

The experience gains on Scheme liabilities in 2011 of £295 million related mainly to improvements in data consequent upon the 2011 triennial valuation of the Scheme.

The actuarial gains (losses) attributable to the Company are net of the apportionment to the PAC with-profits fund and are related to the surplus recognised in the balance sheet of the Company. In 2013, the actuarial losses attributable to the Company included an amount credited of £127 million (2012: £124 million) for the adjustment to the unrecognised portion of surplus which has not been deducted from the pension charge.

The actuarial gains before tax of £8 million (2012: £35 million) attributable to the Company are recorded in the statement of total recognised gains and losses. Cumulative actuarial gains as at 31 December 2013 amount to £101 million (2012: £93 million).

Total employer contributions expected to be paid into the Scheme for the year ending 31 December 2014 amount to £11 million, reflecting the annual accrual cost and expenses.

10 Share capital and share premium

A summary of the ordinary shares in issue and the options outstanding to subscribe for the Company's shares at 31 December 2013 is set out in note C10 of the Group financial statements.

11 Profit of the Company and reconciliation of the movement in shareholders' funds

The profit after tax of the Company for the year was £1,579 million (2012: loss of £216 million). After dividends of £781 million (2012: £655 million), actuarial gains net of tax in respect of the pension scheme of £6 million (2012: £27 million) and share-based payment credits of £6 million (2012: £6 million), retained profit at 31 December 2013 amounted to £5,329 million (2012: £4,519 million). Retained profit includes £2,683 million relating to gains made by intermediate holding companies following the transfer at fair value of certain subsidiaries to other parts of the Group as part of internal restructuring exercises. Because the gains relate to intra-group transactions, the amount of £2,683 million is not able to be regarded as part of the distributable reserves of the parent company. Under English company law, Prudential may pay dividends only if sufficient distributable reserves of the Company are available for the purpose and if the amount of its net assets is greater than the aggregate of its called up share capital and undistributable reserves (such as for example the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. At 31 December 2013, the UK GAAP retained earnings of the holding company from which distributable reserves may be derived were £5,329 million.

A reconciliation of the movement in shareholders' funds of the Company is given below:

	2013 £m	2012 £m
Profit (loss) for the year[note 4]	1,579	(216)
Dividends	(781)	(655)
	798	(871)
Actuarial gains recognised in respect of the pension scheme, net of related tax[note 9]	6	27
Share-based payments[note 5]	6	6
New share capital subscribed	6	17
Net increase (decrease) in shareholders' funds	816	(821)
Shareholders' funds at beginning of year	6,536	7,357
Shareholders' funds at end of year[note 4]	7,352	6,536

12 Other information

a Information on directors' remuneration is given in the directors' remuneration report section of this Annual Report and note B3.3 of the Group financial statements.

b Information on transactions of the directors with the Group is given in note D8 of the Group financial statements.

c The Company employs no staff.

d Fees payable to the Company's auditor for the audit of the Company's annual accounts were £0.1 million (2012: £0.1 million) and for other services were £0.1 million (2012: £0.6 million).

e In certain instances, the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

13 Post balance sheet events

In February 2014, the Company dissolved part of the Group's corporate structure, resulting in a gain on dissolution of £595 million and a reduction of £12,791 million in the cost of shares in subsidiary undertakings. At the same time, there were increases of £6,326 million in loans to subsidiary undertakings and £127 million in current assets, and a reduction of £6,933 million in amounts owed to subsidiary undertakings, of which £819 million related to amounts falling due within one year and £6,114 million to amounts falling due after more than one year.

Subject to shareholders' approval, in May 2014 the Company will pay a final dividend for the year ended 31 December 2013. Further details are provided in note B7 of the Group financial statements.

Financial statements
Parent company

290 Prudential plc Annual Report 2013 Financial statements Statement of directors’ responsibilities/Independent auditor’s report Statement of directors’ responsibilities in respect of the annual report and the financial statements The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to: — Select suitable accounting policies and then apply them consistently; — Make judgements and estimates that are reasonable and prudent; — For the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU; — For the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and — Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business. The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Under applicable law and regulations, the directors are also responsible for preparing a strategic report, directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The directors of Prudential plc, whose names and positions are set out on pages 64 to 68 confirm that to the best of their knowledge: — The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and — The strategic report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. — The Annual Report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Prudential plc Annual Report 2013 291

Independent auditor's report to the members of Prudential plc only

Opinions and conclusions arising from our audit

1. Our opinion on the financial statements is unmodified

We have audited the financial statements of Prudential plc for the year ended 31 December 2013 set out on pages 127 to 280 of the Group financial statements and pages 281 to 289 of the parent company statements. In our opinion:

— The financial statements give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2013 and of the Group's profit for the year then ended;

— The Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union;

— The parent company financial statements have been properly prepared in accordance with UK Accounting Standards; and

— The financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

2. Our assessment of risks of material misstatement

In arriving at our audit opinion above on the financial statements the risks of material misstatement that had the greatest effect on our audit were as follows:

Investments (£296,457 million)

Refer to page 74 (Audit Committee report), pages 142 to 145 (accounting policy) and pages 188 to 211 (financial disclosures)

The risk – The Group's investment portfolio represents 91 per cent of the Group's total assets. Quoted prices from liquid market sources can be obtained for the substantial majority of the portfolio.

The areas that involved significant audit effort and judgement in 2013 were the valuation of illiquid positions within the financial investment portfolio representing 6 per cent of total investments. These included unlisted equity, unlisted debt securities, derivatives and loans such as commercial mortgage loans and bridge loans. For these positions a reliable third-party price was not readily available and therefore involved the application of expert judgement in the valuations adopted.

Our response – We used own valuation specialists and pricing services to assist us in performing our audit procedures in this area, which included:

— Assessing whether the valuation process is appropriately designed and captures relevant valuation inputs;

— Testing associated controls in respect of the valuation process;

— Performing our own independent price checks using external quotes where available for illiquid positions;

— Assessing pricing model methodologies and assumptions against industry practice and valuation guidelines; and

— Evaluating the testing performed by the group in order to identify any impairment in relation to loans by reviewing loan files to check performance of the loans. We obtained an understanding of existing and prospective investee company cash flows to understand whether loans can be serviced or refinancing may be required and considered the impact on impairment testing performed.

Our work included consideration of events which occurred subsequent to the year end up until the date of this audit report.

We also assessed whether the Group's disclosures in relation to the valuation of investments are compliant with the relevant accounting requirements, in particular the sensitivity of the valuations adopted to alternative outcomes.

Policyholder Liabilities (£273,953 million)

Refer to page 74 (Audit Committee report), pages 138 to 140 (accounting policy) and pages 212 to 229 (financial disclosures)

The risk: The Group has significant insurance liabilities representing 87 per cent of the Group's total liabilities. This is an area that involves significant judgement over uncertain future outcomes, mainly the ultimate total settlement value of long-term policyholder liabilities. Economic assumptions, such as investment return and associated discount rates, and operating assumptions such as mortality and persistency are the key inputs used to estimate these long-term liabilities. The valuation of the guarantees in the US variable annuity business is a complex exercise as it involves exercising significant judgement over the relationship between the investment return attaching to these products and the guarantees contractually provided to policyholders and the likely policyholder behaviour in response to changes in investment performance. The valuation of the insurance liabilities in relation to the UK annuity business requires the exercise of significant judgement in the setting of mortality and credit risk assumptions.

Our response: We used our own actuarial specialists to assist us in performing our audit procedures in this area, which included among others:

(a) Consideration of the appropriateness of the economic assumptions used in the valuation of the US variable annuity guarantees in relation to investment mix and projected investment returns by reference to company specific and industry data, of future growth rates by reference to market trends, market volatility and associated discount rates used in the stochastic models used by the Group. Our work on the persistency assumptions primarily considered their appropriateness by reference to company and industry data on policyholder behaviour.

(b) Consideration of the appropriateness of the mortality and credit risk assumptions used in the valuation of the UK annuity liabilities by reference to company and industry data on historical mortality experience and expectations of future mortality. Our work on the credit risk assumptions primarily considered the appropriateness of management's methodology and assumptions by reference to industry practice and our expectation derived from market experience.

Other key audit procedures included assessing the Group's methodology for calculating the insurance liabilities and their analysis of the movements in insurance liabilities during the year, including consideration that the movements are in line with the assumptions adopted by the group, our understanding of developments in the business and our expectation derived from market experience. We considered the validity of management's liability adequacy testing which is a key test performed to check that the liabilities are adequate in the context of expected experience. Our work on the liability adequacy test includes assessing the reasonableness of the projected cash flows and challenging the assumptions adopted in the context of company and industry experience data and specific product features.

We considered whether the Group's disclosures in relation to the assumptions used in the calculation of insurance liabilities are compliant with the relevant accounting requirements, in particular the sensitivities of these assumptions to alternative scenarios and inputs.

Financial statements
Statement of directors' responsibilities
Independent auditor's report

292 Prudential plc Annual Report 2013 Financial statements Independent auditor's report

Independent auditor's report to the members of Prudential plc only continued

Deferred Acquisition Costs ('DAC') (£4,786 million)
Refer to page 74 (Audit Committee report), page 141 (accounting policy) and pages 231 to 234 (financial disclosures)

The risk – DAC represents 1 per cent of the total assets and involves judgement in the identification of, and the extent to which, certain acquisition costs can be deferred, and assessment of recoverability of the asset. The DAC associated with the US business, which represents 86 per cent of total DAC, involves the greatest judgement in terms of measurement and recoverability. The amortisation of the DAC asset is related to the achieved and projected future profit profile.

Our response – We used our own actuarial specialists to assist us in performing our audit procedures in this area, which included:

(i) evaluating the appropriateness of the deferral policy adopted by management by comparing it against the requirements of relevant accounting standards;

(ii) evaluating whether costs are deferred in accordance with management's deferral policy; and

(iii) assessing the calculations performed by the Group including the appropriateness of the assumptions used in determining the profit profile and the extent of the associated adjustment necessary to the DAC asset. Our work in this area included assessing the reasonableness of assumptions such as the projected investment return by comparing against the Group's investment portfolio mix and market return data.

We also considered the adequacy of the Group's disclosures about the degree of estimation involved in the valuation of DAC.

3. Our application of materiality and an overview of the scope of our audit

The materiality for the Group financial statements as a whole was set at £307 million. This was determined with reference to a benchmark of IFRS shareholders' equity (of which it represents 3 per cent) which we consider to be one of the principal considerations for members of the company as it represents the residual interest that can be ascribed to shareholders after policyholder assets and corresponding liabilities have been accounted for.

We agreed with the Group audit committee to report to it all corrected and uncorrected misstatements we identified through our audit with an individual value in excess of £15 million in addition to other audit misstatements below that threshold that we believe warranted reporting on qualitative grounds.

Audits for Group reporting purposes were performed at the following key components by component auditors in all locations except for the UK Group Head Office operations which were covered by the Group team in the UK:

- Insurance operations in the UK, US, Hong Kong, Indonesia, Singapore, Malaysia, Korea, Vietnam, India and Taiwan;
- Fund management operations in the UK (M&G and Prudential Capital); and
- UK Group Head Office operations.

These audits covered 91 per cent of total Group revenue; 95 per cent of Group profit before taxation; 95 per cent of total Group assets and 90 per cent of Group shareholders' equity.

The audits undertaken for Group reporting purposes at the key reporting components of the Group were all performed to component materiality levels set by the Group audit team. These component materiality levels were set as £110 million for key reporting components in Asia and £140 million for all other key reporting components listed above to evaluate the impact of misstatements in aggregate on the Group financial statements.

Detailed audit instructions were sent to all the auditors in these locations. These instructions covered the significant audit areas that should be covered by these audits (which included the relevant risks of material misstatement detailed above), and set out the information required to be reported back to the Group audit team. The Group team held planning and risk assessment meetings with components in scope for Group reporting and participated in the separate individual local planning and risk assessment meetings.

The Senior Statutory Auditor, in conjunction with other senior staff in the Group team, also regularly attended component audit committee meetings (at a regional level for Asia) to understand at first hand the key risks and audit issues at a component level which may affect the Group financial statements.

4. Our opinion on other matters prescribed by the Companies Act 2006 is unmodified

In our opinion:

- The part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006; and
- The information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Prudential plc Annual Report 2013 293 5. We have nothing to report in respect of the matters on which we are required to report by exception Under ISAs (UK and Ireland) we are required to report to you if, based on the knowledge we acquired during our audit, we have identified other information in the annual report that contains a material inconsistency with either that knowledge or the financial statements, a material misstatement of fact, or that is otherwise misleading. In particular, we are required to report to you if: — We have identified material inconsistencies between the knowledge we acquired during our audit and the directors’ statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy; or — The audit committee report does not appropriately address matters communicated by us to the audit committee. Under the Companies Act 2006 we are required to report to you if, in our opinion: — Adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or — The parent company financial statements and the part of the directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or — Certain disclosures of directors’ remuneration specified by law are not made; or — We have not received all the information and explanations we require for our audit. Under the Listing Rules we are required to review: — The directors’ statement, set out on page 86, in relation to going concern; and — The part of the corporate governance statement on page 83 relating to the company’s compliance with the nine provisions of the 2010 UK Corporate Governance Code specified for our review; and — Certain elements of the report to shareholders by the Board on directors’ remuneration. We have nothing to report in respect of the above responsibilities. Scope of report and responsibilities As explained more fully in the directors’ responsibilities statement set out on page 290, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. A description of the scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate. This report is made solely to the Company’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities, published on our website at www.kpmg.com/uk/ auditscopeukco2013 which are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions. Rees Aronson (Senior Statutory Auditor) for and on behalf of KPMG Audit Plc, Statutory Auditor Chartered Accountants London 11 March 2014 Financial statements Independent auditor’s report

294 Prudential plc Annual Report 2013

Prudential plc Annual Report 2013 295 Section 6 European Embedded Value (EEV) basis results 296 Pre-tax operating profit based on longer-term investment returns 297 Summarised consolidated income statement 298 Movement in shareholders’ equity 299 Summary statement of financial position Notes on the EEV basis results 300 1 Basis of preparation 300 2 Analysis of pre-tax new business contribution 301 3 Pre-tax operating profit from business in force 303 4 Business acquisitions and disposals 303 5 Short-term fluctuations in investment returns 305 6 Effect of changes in economic assumptions 306 7 Net core structural borrowings of shareholder-financed operations 307 8 Analysis of movement in free surplus 309 9 Reconciliation of movement in shareholders’ equity 310 10 Tax attributable to shareholders’ profit 310 11 Earnings per share 311 12 Reconciliation of post-tax movements in net worth and value of in-force for long-term business 313 13 Expected transfer of value of in-force business to free surplus 314 14 Sensitivity of results to alternative assumptions 316 15 Methodology and accounting presentation 323 16 Assumptions 327 17 New business premiums and contributions 328 18 Additional information on the effect of the agreement to sell Japan life business and adoption of new and amended IFRS accounting standards 331 Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information 332 Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information Description of EEV basis reporting In broad terms, IFRS profits for long-term business reflect the aggregate of results on a traditional accounting basis. By contrast, embedded value is a way of reporting the value of the life insurance business. The European Embedded Value principles were published by the CFO Forum of major European insurers in October 2005. The principles provide consistent definitions, a framework for setting actuarial assumptions and an approach to the underlying methodology and disclosures. Results prepared under the EEV principles capture the discounted value of future profits expected to arise from the current book of long-term business. The results are prepared by projecting cash flows, by product, using best estimate assumptions for all relevant factors. Furthermore, in determining these expected profits full allowance is made for the risks attached to their emergence and the associated cost of capital, and takes into account recent experience in assessing likely future persistency, mortality and expenses. Further details are explained in note 15. European Embedded Value Financial statements (EEV) basis results

296 Prudential plc Annual Report 2013 **Financial statements European Embedded Value (EEV) basis results**

European Embedded Value (EEV) basis results

Pre-tax operating profit based on longer-term investment returns

Results analysis by business area

	Note	2013 £m	2012 £m note (ii)
Asia operations			
New business	2	**1,460**	1,266
Business in force*	3	**927**	692
Long-term business*		**2,387**	1,958
Eastspring investments*		**74**	69
Development expenses		**(2)**	(7)
Total*		**2,459**	2,020
US operations			
New business	2	**1,086**	873
Business in force	3	**1,135**	737
Long-term business		**2,221**	1,610
Broker-dealer and asset management		**59**	39
Total		**2,280**	1,649
UK operations			
New business	2	**297**	313
Business in force	3	**736**	553
Long-term business		**1,033**	866
General insurance commission		**29**	33
Total UK insurance operations		**1,062**	899
M&G (including Prudential Capital)		**441**	371
Total		**1,503**	1,270
Other income and expenditure			
Investment return and other income		**10**	13
Interest payable on core structural borrowings		**(305)**	(280)
Corporate expenditure		**(263)**	(231)
Unwind of expected asset management margin note (i)		**(61)**	(56)
Total		**(619)**	(554)
Solvency II implementation costs		**(31)**	(50)
Restructuring costs		**(12)**	(22)
Pre-tax operating profit based on longer-term investment returns*		**5,580**	4,313
Analysed as profits (losses) from:			
New business	2	**2,843**	2,452
Business in force*	3	**2,798**	1,982
Long-term business*		**5,641**	4,434
Asset management*		**574**	479
Other results		**(635)**	(600)
Total*		**5,580**	4,313

* The Group has adopted the new accounting standard on 'Joint arrangements' (IFRS 11) from 1 January 2013. This has resulted in a reallocation of £(8) million in 2013 (2012: £(6) million) from the tax charge on operating profit based on longer-term investment returns to the pre-tax result for Eastspring investments, with no effect on the net of tax EEV basis results. In addition, the Group agreed in July 2013 to sell, dependent on regulatory approval, its closed book life insurance business in Japan. Accordingly, the presentation of the 2012 comparative EEV basis results and related notes have been adjusted from those previously published for the retrospective application of this standard and for the reclassification of the result attributable to the held for sale Japan life business, as described in note 18. This approach has been adopted consistently throughout this supplementary information.

Notes

(i) The value of profits or losses from asset management and service companies that support the Group's covered insurance businesses (as defined in note 15(a)) are included in the profits for new business and the in-force value of the Group's long-term business. The results of the Group's asset management operations include the profits from the management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the unwind of the expected profit margin for the year arising from the management of the assets of the covered business by the Group's asset management businesses. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(ii) The comparative results have been prepared using previously reported average exchange rates for the year.

Prudential plc Annual Report 2013 297

Summarised consolidated income statement

	Note	2013 £m	2012 £m
Pre-tax operating profit based on longer-term investment returns			
Asia operations*		2,459	2,020
US operations		2,280	1,649
UK operations:			
UK insurance operations		1,062	899
M&G (including Prudential Capital)		441	371
		1,503	1,270
Other income and expenditure		(619)	(554)
Solvency II implementation costs		(31)	(50)
Restructuring costs		(12)	(22)
Pre-tax operating profit based on longer-term investment returns*		5,580	4,313
(Loss) profit attaching to held for sale Japan life business*	4	(35)	21
Short-term fluctuations in investment returns*	5	(819)	510
Effect of changes in economic assumptions*	6	821	(2)
Mark to market value movements on core borrowings		152	(380)
Costs of domestication of Hong Kong branch	12	(35)	–
Gain on acquisition of REALIC†	4	–	453
Gain on dilution of Group's holdings†		–	42
Total non-operating profit*	9	84	644
Profit before tax attributable to shareholders (including actual investment returns)*		5,664	4,957
Tax attributable to shareholders' profit*	10	(1,306)	(1,188)
Profit for the year attributable to equity holders of the Company*		4,358	3,769

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and revised 'Employee benefits' (IAS 19) and for the reclassification of the result attributable to the held for sale Japan life business - see note 18.
† During 2012, the Group completed the acquisition of REALIC generating a gain of £453 million and M&G reduced its holding in PPM South Africa resulting in a reclassification from a subsidiary to an associate and a gain on dilution of £42 million.

Earnings per share (in pence)

	Note	2013	2012*
Based on post-tax operating profit including longer-term investment returns of £4,204 million (2012*: £3,174 million)	11	165.0p	124.9p
Based on post-tax profit of £4,358 million (2012*: £3,769 million)	11	171.0p	148.3p

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and revised IAS 19 - see note 18.

Dividends per share (in pence)

	2013	2012
Dividends relating to reporting year:		
Interim dividend	9.73p	8.40p
Final dividend	23.84p	20.79p
Total	33.57p	29.19p
Dividends declared and paid in reporting year:		
Current year interim dividend	9.73p	8.40p
Final dividend for prior year	20.79p	17.24p
Total	30.52p	25.64p

Financial statements
European Embedded Value (EEV) basis results

298 Prudential plc Annual Report 2013 Financial statements European Embedded Value (EEV) basis results

European Embedded Value (EEV) basis results continued

Movement in shareholders' equity

	Note	2013 £m	2012 £m
Profit for the year attributable to equity shareholders*		4,358	3,769
Items taken directly to equity:			
Exchange movements on foreign operations and net investment hedges:			
Exchange movements arising during the year		(1,077)	(467)
Related tax		–	(2)
Dividends		(781)	(655)
New share capital subscribed		6	17
Post-tax shareholders' share of actuarial and other gains and losses on defined benefit pension schemes*		(53)	44
Reserve movements in respect of share-based payments		98	42
Treasury shares:			
Movement in own shares in respect of share-based payment plans		(10)	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		(31)	36
Mark to market value movements on Jackson assets backing surplus and required capital:			
Mark to market value movements arising during the year		(149)	53
Related tax		52	(18)
Net increase in shareholders' equity	9	2,413	2,806
Shareholders' equity at beginning of year	9	22,443	19,637
Shareholders' equity at end of year	9	**24,856**	**22,443**

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of revised IAS 19 – see note 18.

	31 Dec 2013 £m			31 Dec 2012 £m		
Comprising	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total
Asia operations:						
Net assets of operations	10,305	194	10,499	9,462	207	9,669
Acquired goodwill	231	61	292	239	61	300
	10,536	255	10,791	9,701	268	9,969
US operations:						
Net assets of operations	6,966	118	7,084	6,032	108	6,140
Acquired goodwill	–	16	16	–	16	16
	6,966	134	7,100	6,032	124	6,156
UK insurance operations:						
Net assets of operations	7,342	22	7,364	6,772	25	6,797
M&G:						
Net assets of operations	–	449	449	–	392	392
Acquired goodwill	–	1,153	1,153	–	1,153	1,153
	–	1,602	1,602	–	1,545	1,545
	7,342	1,624	8,966	6,772	1,570	8,342
Other operations:						
Holding company net borrowings at market value[note 7]	–	(2,373)	(2,373)	–	(2,282)	(2,282)
Other net assets	–	372	372	–	258	258
	–	(2,001)	(2,001)	–	(2,024)	(2,024)
Shareholders' equity at end of year	24,844	12	24,856	22,505	(62)	22,443
Representing:						
Net assets (liabilities)	24,613	(1,218)	23,395	22,266	(1,292)	20,974
Acquired goodwill	231	1,230	1,461	239	1,230	1,469
	24,844	12	24,856	22,505	(62)	22,443

Prudential plc Annual Report 2013 299

Net asset value per share

	31 Dec 2013	31 Dec 2012
Based on EEV basis shareholders' equity of £24,856 million (2012: £22,443 million) (in pence)	971p	878p
Number of issued shares at year end (millions)	2,560	2,557
Return on embedded value*	19%	16%

* Return on embedded value is based on EEV post-tax operating profit, as shown in note 11, as a percentage of opening EEV basis shareholders' equity.

Summary statement of financial position

	Note	31 Dec 2013 £m	31 Dec 2012 £m
Total assets less liabilities, before deduction for insurance funds*		288,826	271,768
Less insurance funds†			
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds*		(279,176)	(261,409)
Less shareholders' accrued interest in the long-term business		15,206	12,084
		(263,970)	(249,325)
Total net assets	9	24,856	22,443
Share capital		128	128
Share premium		1,895	1,889
IFRS basis shareholders' reserves		7,627	8,342
Total IFRS basis shareholders' equity	9	9,650	10,359
Additional EEV basis retained profit	9	15,206	12,084
Total EEV basis shareholders' equity (excluding non-controlling interests)	9	24,856	22,443

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 - see note 18.
† Including liabilities in respect of insurance products classified as investment contracts under IFRS 4. For 2013 the policyholder liabilities of the held for sale Japan life business are included in total assets less liabilities, before deduction for insurance funds.

The supplementary information on pages 296 to 330 was approved by the Board of directors on 11 March 2014.

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Financial statements
European Embedded Value (EEV) basis results

300 Prudential plc Annual Report 2013 **Financial statements Notes on the EEV basis results**

Notes on the EEV basis results

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. Except for the presentational change for the results of the held for sale Japan life business and the consequential effects of the changes in accounting policies for IFRS reporting in respect of employee benefits (IAS 19) and joint venture operations (IFRS 11), as described in note 18, the 2012 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2012.

A detailed description of the EEV methodology and accounting presentation is provided in note 15.

2 Analysis of pre-tax new business contribution

	2013				
	Annual premium and contribution equivalents (APE) note 17 £m	Present value of new business premiums (PVNBP) note 17 £m	Pre-tax new business contribution £m	Pre-tax new business margin APE %	Pre-tax new business margin PVNBP %
Asia operations	2,125	11,375	1,460	69	12.8
US operations	1,573	15,723	1,086	69	6.9
UK insurance operations	725	5,978	297	41	5.0
Total	4,423	33,076	2,843	64	8.6

	2012				
	Annual premium and contribution equivalents (APE) note 17 £m	Present value of new business premiums (PVNBP) note 17 £m	Pre-tax new business contribution £m	Pre-tax new business margin APE %	Pre-tax new business margin PVNBP %
Asia operations	1,897	10,544	1,266	67	12.0
US operations	1,462	14,600	873	60	6.0
UK insurance operations	836	7,311	313	37	4.3
Total	4,195	32,455	2,452	58	7.6

	Pre-tax new business contribution 2013 £m	Pre-tax new business contribution 2012 £m
Asia operations:		
China	37	26
Hong Kong	354	210
India	18	19
Indonesia	480	476
Korea	33	26
Taiwan	37	48
Other	501	461
Total Asia operations	1,460	1,266

Prudential plc Annual Report 2013 301

3 Pre-tax operating profit from business in force

(i) Group summary

	2013 £m				2012 £m			
	Asia operations note (ii)	US operations note (iii)	UK insurance operations note (iv)	Total	Asia operations* note (ii)	US operations note (iii)	UK insurance operations note (iv)	Total*
Unwind of discount and other expected returns	846	608	547	2,001	595	412	482	1,489
Effect of changes in operating assumptions	17	116	122	255	22	35	87	144
Experience variances and other items	64	411	67	542	75	290	(16)	349
Total	927	1,135	736	2,798	692	737	553	1,982

* The 2012 comparative results have been adjusted retrospectively from those previously published for the reclassification of the result attributable to the held for sale Japan life business – see note 18.

(ii) Asia operations

	2013 £m	2012* £m
Unwind of discount and other expected returns[note (a)]	846	595
Effect of changes in operating assumptions:		
Mortality and morbidity[note (b)]	35	79
Persistency and withdrawals[note (c)]	(30)	(24)
Expense[note (d)]	(7)	(45)
Other	19	12
	17	22
Experience variance and other items:		
Mortality and morbidity[note (e)]	42	57
Persistency and withdrawals[note (f)]	44	52
Expense[note (g)]	(26)	(30)
Other	4	(4)
	64	75
Total Asia operations	927	692

* The 2012 comparative results have been adjusted retrospectively from those previously published for the reclassification of the result attributable to the held for sale Japan life business – see note 18.

Notes

(a) The increase in unwind of discount and other expected returns of £251 million from £595 million in 2012 to £846 million in 2013 reflects a £140 million effect of higher risk discount rates, driven by the increase in long-term interest rates, together with an effect of £111 million arising from the growth in the opening in-force value (adjusted for assumption changes) on which the discount rates are applied, partially offset by a £(21) million reduction due to unfavourable exchange rate movements, particularly in Indonesia, and a £21 million increase in the return on net worth.

(b) In 2013 the credit of £35 million for mortality and morbidity assumption changes mainly reflects a beneficial effect arising from the renegotiation of a reinsurance agreement in Indonesia. The 2012 credit of £79 million primarily reflected mortality improvements in Hong Kong and Singapore and revised assumptions for critical illness business in Singapore.

(c) The charge for persistency and withdrawals assumption changes reflects a number of offsetting items including for 2013, the effect of strengthening lapse and premium holiday assumptions in Korea.

(d) In 2012 the charge of £(45) million for expense assumption changes principally arose in Malaysia and reflected changes to the pension entitlements of agents.

(e) The favourable effect of mortality and morbidity experience in 2013 of £42 million (2012: £57 million) reflects continued better than expected experience, principally arising in Hong Kong, Indonesia and Singapore.

(f) The persistency and withdrawals experience variance in 2013 of £44 million (2012: £52 million) principally reflects favourable experience in Hong Kong and Indonesia.

(g) The negative expense experience variance of £(26) million in 2013 (2012: £(30) million) principally reflects expense overruns for operations which are currently sub-scale (China, Malaysia Takaful and Taiwan) and in India where the business model is being adapted in response to the regulatory changes introduced in recent years.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

302 Prudential plc Annual Report 2013 **Financial statements** **Notes on the EEV basis results**

Notes on the EEV basis results continued

3 Pre-tax operating profit from business in force continued

(iii) US operations

	2013 £m	2012 £m
Unwind of discount and other expected returns[note (a)]	608	412
Effect of changes in operating assumptions:		
Persistency[note (b)]	72	45
Variable annuity fees[note (c)]	50	(19)
Other	(6)	9
	116	35
Experience variances and other items:		
Spread experience variance[note (d)]	274	205
Amortisation of interest-related realised gains and losses[note (e)]	89	91
Other[note (f)]	48	(6)
	411	290
Total US operations[note (g)]	1,135	737

Notes

(a) The increase in unwind of discount and other expected returns of £196 million from £412 million for 2012 to £608 million in 2013 includes a £125 million effect of the increase in opening value of in-force business (after assumption changes), together with the positive effect of higher risk discount rates of £65 million and a £6 million increase in the return on net worth.

(b) The effect of changes in persistency assumptions of £72 million in 2013 (2012: £45 million) primarily relates to a reduction in lapse rates following the end of the surrender charge period, principally for variable annuity business.

(c) The effect of the change of assumption for variable annuity fees represents the capitalised value of the change in the projected policyholder advisory fees, which vary according to the size and the mix of variable annuity funds.

(d) The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 16(ii)(b)). The spread experience variance in 2013 of £274 million (2012: £205 million) includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.

(e) The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(f) The credit of £48 million for other changes in experience variances and other items mainly reflects the positive persistency experience variance of £62 million (2012: £21 million) across all products.

(g) The result includes a full year contribution from the REALIC book of business of £61 million (2012: four months of £19 million).

(iv) UK insurance operations

	2013 £m	2012 £m
Unwind of discount and other expected returns[note (a)]	547	482
Effect of change in UK corporate tax rate[note (b)]	122	87
Other items[note (c)]	67	(16)
Total UK insurance operations	736	553

Notes

(a) The increase in unwind of discount and other expected returns of £65 million from £482 million in 2012 to £547 million for 2013 reflects a £34 million effect of higher discount rates, driven by the increase in gilt yields, a £24 million increase in the return on net worth and an effect of £7 million arising from the growth in the opening value of in-force.

(b) For 2013, the beneficial effect of the change in UK corporate tax rates of £122 million (2012: £87 million) reflects the combined effect of the reductions in corporate rates from 23 per cent to 21 per cent from April 2014 and 21 per cent to 20 per cent from April 2015 (2012: from 25 per cent to 23 per cent) which were both enacted in July 2013. Consistent with the Group's approach of grossing up the movement in the post-tax value of in-force business for shareholder tax, the £122 million (2012: £87 million) benefit is presented gross.

(c) Other items of £67 million for 2013 includes the positive effects of rebalancing the investment portfolio backing annuity business. In 2012 the negative effect of £(16) million included a charge of £(52) million for the strengthening of mortality assumptions, net of reserve releases and the effects of portfolio rebalancing for annuity business.

Prudential plc Annual Report 2013 303

4 Business acquisitions and disposals

a Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank

On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. The acquired assets are comprised of:

	£m
Acquired assets:	
Net worth (including acquisition of distribution rights)	386
Value of in force acquired	26
Transaction consideration	412

The purchase consideration paid was equivalent to the fair value of the acquired assets and liabilities assumed. No goodwill has been recognised.

b Acquisition of Reassure America Life Insurance Company in 2012

On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). REALIC is a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not and does not write new business.

The gain of £453 million reflects the fair value of the acquired business as determined by applying the same methodology as applied for Jackson's non-variable annuity business. A risk discount rate of 4.3 per cent at the date of acquisition on 4 September 2012 was used.

c Agreement to sell Japan life business

On 16 July 2013, the Group reached an agreement to sell, subject to regulatory approval, the life insurance business in Japan, PCA Life Insurance Company Limited, which was closed to new business in 2010, to SBI Holdings Inc. for US$85 million (£51 million at 31 December 2013 closing exchange rate) with related expenses of £3 million. Consistent with the 'held for sale' classification of the business for IFRS reporting, the EEV carrying value has been set to £48 million at 31 December 2013. For 2013 the result for the year, together with the adjustment to the carrying value have given rise to an aggregate loss of £(35) million which has been included in non-operating profit. Consistent with this treatment, the presentation of the comparative results has been adjusted retrospectively from those previously published.

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:

(i) Group Summary

	2013 £m	2012 £m
Insurance operations:		
Asia* note (ii)	(405)	362
US note (iii)	(422)	(254)
UK note (iv)	35	315
	(792)	423
Other operations:		
Other* note (v)	(27)	119
Economic hedge value movement note (vi)	–	(32)
Total*	(819)	510

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of revised IAS 19 and for the reclassification of the results attributable to the held for sale Japan life business – see note 18.

Financial statements

European Embedded Value (EEV) basis results

Notes on the EEV basis results

304 Prudential plc Annual Report 2013 **Financial statements** **Notes on the EEV basis results**

Notes on the EEV basis results continued

5 Short-term fluctuations in investment returns continued

(ii) Asia operations

For 2013, the negative short-term fluctuations in investment returns of £(405) million principally arise in Hong Kong of £(223) million and in Singapore of £(96) million, due to unrealised value reductions on bonds, arising from the increase in long-term interest rates, and in Indonesia of £(52) million for a decrease in future expected fee income for unit-linked business, driven by falls in equity markets.

For 2012, the positive short-term fluctuations in investment returns of £362 million in Asia operations were driven by unrealised gains on bonds and higher equity markets which principally arose in Hong Kong of £139 million mainly relating to positive returns on bonds backing participating business, Singapore of £114 million primarily relating to increasing future expected fee income for unit-linked business and unrealised gains on bonds, Taiwan of £56 million for unrealised gains on bonds and CDOs and India of £30 million.

(iii) US operations

The short-term fluctuations in investment returns for US operations comprise the following items:

	2013 £m	2012 £m
Investment return related experience on fixed income securities[note (a)]	21	(99)
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activity[note (b)]	(580)	(183)
Other items including actual less long-term return on equity based investments[note (c)]	137	28
Total US operations	(422)	(254)

Notes

(a) The credit (charge) relating to fixed income securities comprises the following elements: (1) the excess of actual realised gains (losses) over the amortisation of interest related realised gains and losses recorded in the profit and loss account; (2) credit loss experience (versus the longer-term assumption); and (3) the impact of de-risking activities within the portfolio.

(b) This item reflects the net impact of variances in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period and related hedging activity arising from realised and unrealised gains and losses on equity related hedges and interest rate options.

(c) Other items of £137 million in 2013 primarily reflects a beneficial impact of the excess of actual over assumed return from investments in limited partnerships.

(iv) UK insurance operations

The short-term fluctuations in investment returns for UK insurance operations arise from the following types of business:

	2013 £m	2012 £m
Shareholder-backed annuity[note (a)]	(72)	(3)
With-profits, unit-linked and other[note (b)]	107	318
Total UK insurance operations	35	315

Notes

(a) Short-term fluctuations in investment returns for shareholder-backed annuity business comprise (1) gains/losses on surplus assets compared to the expected long-term rate of return reflecting reductions/increases in corporate bond and gilt yields; (2) the difference between actual and expected default experience; and (3) the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(b) The short-term fluctuations in investment returns for with-profits, unit-linked and other business primarily arise from the excess of actual over expected returns for with-profits business. The total return on the fund (including unallocated surplus) in 2013 was 8 per cent compared to an assumed rate of return of 6 per cent (2012: 10 per cent total return compared to assumed rate of 5 per cent). In addition, the amount for 2013 includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund taken out during the year. This hedge reduces the risks arising from equity market declines.

(v) Other items

Short-term fluctuations in investment returns of other operations were negative £(27) million (2012: positive £119 million) representing principally unrealised value movements on investments and foreign exchange items.

(vi) Economic hedge value movements

This item represents the cost of short-dated hedge contracts taken out in the first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

Prudential plc Annual Report 2013 305

6 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within profit before tax (including actual investment returns) arise as follows:

(i) Group summary

	2013 £m	2012 £m
Asia operations* note (ii)	283	(135)
US operations note (iii)	372	85
UK insurance operations note (iv)	166	48
Total*	821	(2)

* The 2012 comparative results have been adjusted retrospectively from those previously published for the reclassification of the result attributable to the held for sale Japan life business – see note 18.

(ii) Asia operations

The effect of changes in economic assumptions for Asia operations in 2013 of £283 million primarily reflects the overall impact of the increase in long-term interest rates in the year, principally arising in Hong Kong of £361 million, Singapore of £107 million and Taiwan of £99 million mainly due to the increase in fund earned rates for participating business. There are partial offsets arising in Indonesia of £(237) million and in Malaysia of £(77) million, mainly reflecting the negative impact of calculating health and protection future profits at a higher discount rate.

The charge of £(135) million in 2012 for the effect of changes in economic assumptions principally arose in Hong Kong of £(320) million, primarily reflecting the effect on projected cash flows of de-risking the asset portfolio and the reduction in fund earned rates on participating business, driven by the very low interest rate environment, and in Vietnam of £(47) million, following the fall in bond yields. There were partial offsets totalling £232 million, principally arising in Malaysia and Indonesia, mainly reflecting the positive impact of calculating projected health and protection profits at a lower rate, driven by the decrease in risk discount rates.

(iii) US operations

The effect of changes in economic assumptions for US operations reflects the following:

	2013 £m	2012 £m
Effect of changes in 10-year treasury rates and beta:		
Fixed annuity and other general account business note (a)	(375)	20
Variable annuity business note (b)	587	(83)
Decrease in additional allowance for credit risk note (c)	160	148
Total US operations note (d)	372	85

Notes

(a) For fixed annuity and other general account business the charge of £(375) million in 2013 principally arises from the effect of a higher discount rate on the opening value of the in-force book, driven by the 130 basis points increase in the risk-free rate. The projected cash flows for this business principally reflect projected spread, with secondary effects on the cash flows also resulting from changes to assumed future yields and resulting policyholder behaviour. The credit of £20 million in 2012 reflected a 10 basis point decrease in the risk-free rate, partially offset by the effect for the acquired REALIC book (reflecting a 20 basis point increase in the risk-free rate from the 4 September acquisition date to 31 December 2012).

(b) For variable annuity business, the credit of £587 million principally reflects an increase in projected fee income and a decrease in projected benefit costs, arising from the increase in the rate of assumed future return on the underlying separate account assets, driven by the 130 basis points increase in the risk-free rate. There is a partial offset arising from the increase in the discount rate applied to those cash flows. The charge of £(83) million in 2012 reflected a decrease in the risk-free rate of 10 basis points.

(c) For 2013 the £160 million (2012: £148 million) effect of the decrease in the additional allowance for credit risk within the risk discount rate reflected the reduction in credit spreads and represented a 50 basis points decrease for spread business and a 10 basis points decrease for variable annuity business, representing the proportion of business invested in the general account (as described in note 15(b)(iii)).

(d) The total effect of changes in economic assumptions for US operations of a credit of £372 million for 2013 includes a pre-tax charge of £(20) million for the effect of the change in required capital from 235 per cent to 250 per cent of risk-based capital (see note 15(b)(ii)).

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

306 Prudential plc Annual Report 2013 **Financial statements Notes on the EEV basis results**

Notes on the EEV basis results continued

6 Effect of changes in economic assumptions continued

(iv) UK insurance operations

The effect of changes in economic assumptions of a credit of £166 million for UK insurance operations for 2013 comprises the following:

	2013 £m	2012 £m
Effect of changes in expected long-term rates of return, risk discount rates and other changes:		
Shareholder-backed annuity business[note (a)]	(70)	140
With-profits and other business[note (b)]	236	(46)
Tax regime[note (c)]	–	(46)
Total UK insurance operations	166	48

Notes

(a) For shareholder-backed annuity business the overall effect of changes in expected long-term rates of return and risk discount rates reflect the combined effects of the changes in economic assumptions, which incorporate a default allowance for both best estimate defaults and in respect of the additional credit risk provisions (as shown in note 16(iii)).

(b) For with-profits and other business the total credit in 2013 of £236 million (2012: charge of £(46) million) includes the net effect of the changes in fund earned rates and risk discount rate (as shown in note 16(iii)), driven by the 120 basis points increase (2012: a reduction of 20 basis points) in the 15-year government bond rate.

(c) In 2012, the effect of the change in tax regime of £(46) million reflected the change in pattern of taxable profits for shareholder-backed annuity business arising from the acceleration of tax payments due to the altered timing of relief on regulatory basis provisions.

7 Net core structural borrowings of shareholder-financed operations

	31 Dec 2013 £m			31 Dec 2012 £m		
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and short-term investments	(2,230)	–	(2,230)	(1,380)	–	(1,380)
Core structural borrowings – central funds†	4,211	392	4,603	3,126	536	3,662
Holding company net borrowings	1,981	392	2,373	1,746	536	2,282
Core structural borrowings – Prudential Capital	275	–	275	275	–	275
Core structural borrowings – Jackson	150	38	188	153	43	196
Net core structural borrowings of shareholder-financed operations	2,406	430	2,836	2,174	579	2,753

* Including central finance subsidiaries.

† In January 2013, the Company issued US$700 million (£423 million at 31 December 2013 closing exchange rate) perpetual subordinated capital securities. In addition the Company issued £700 million subordinated notes in December 2013.

Prudential plc Annual Report 2013 307

8 Analysis of movement in free surplus

Free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles.

	2013 £m			2012* £m
Long-term business and asset management operations note (i)	**Long-term business** note 12	**Asset management and UK general insurance commission** note (iii)	**Free surplus of long-term business, asset management and UK general insurance commission**	**Free surplus of long-term business, asset management and UK general insurance commission**
Underlying movement:				
Investment in new business notes (ii),(viii)	(637)	–	(637)	(618)
Business in force:				
Expected in-force cash flows (including expected return on net assets)	2,150	471	2,621	2,405
Effects of changes in operating assumptions, operating experience variances and other operating items	478	–	478	293
	1,991	471	2,462	2,080
Effect of acquisition of REALIC	–	–	–	(169)
Increase in EEV assumed level of required capital note 12	(58)	–	(58)	–
(Loss) profit attaching to held for sale Japan life business	(40)	–	(40)	31
Other non-operating items note (iv)	(739)	17	(722)	(62)
	1,154	488	1,642	1,880
Net cash flows to parent company note (v)	(1,069)	(272)	(1,341)	(1,200)
Bancassurance agreement and purchase of Thanachart Life notes 4,12	365	–	365	–
Exchange movements, timing differences and other items note (vi)	(187)	(165)	(352)	(412)
Net movement in free surplus	263	51	314	268
Balance at 1 January 2013 note (viii)	2,957	732	3,689	3,421
Balance at 31 December 2013 note (viii)	3,220	783	4,003	3,689
Representing:				
Asia operations	1,185	194	1,379	1,181
US operations	956	118	1,074	1,319
UK operations	1,079	471	1,550	1,189
	3,220	783	4,003	3,689
Balance at 1 January 2013/1 January 2012 representing:				
Asia operations	974	207	1,181	1,278
US operations	1,211	108	1,319	1,333
UK operations	772	417	1,189	810
	2,957	732	3,689	3,421

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of the revised IAS 19 and for the reclassification of the result attributable to the Japan life business – see note 18.

Notes

(i) All figures are shown post-tax.
(ii) Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(iii) For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' equity.
(iv) Changes in non-operating items principally represent short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(v) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

308 Prudential plc Annual Report 2013 **Financial statements Notes on the EEV basis results**

Notes on the EEV basis results continued

8 Analysis of movement in free surplus continued

(vi) Exchange movements, timing differences and other items represent:

	2013 £m		
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movements[note 12]	(164)	(28)	(192)
Mark to market value movements on Jackson assets backing surplus and required capital[note 9]	(97)	–	(97)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes[note 9]	(22)	(18)	(40)
Other[note (vii)]	96	(119)	(23)
	(187)	(165)	(352)

(vii) Other primarily reflects the effect of intra-group loans, contingent loan funding, as shown in note 12(i), timing differences and other non-cash items.

(viii) The free surplus balance at 31 December 2013 includes £392 million (2012: £177 million) representing unamortised amounts advanced to bancassurance partners for securing exclusive distribution rights. The annual amortisation charge is recorded within 'investment in new business' each year at a rate that is determined by reference to the actual sales levels achieved.

Prudential plc Annual Report 2013 309

9 Reconciliation of movement in shareholders' equity

	2013 £m						2012* £m
	Long-term business operations						
	Asia operations note (i)	US operations	UK insurance operations	Total long-term business operations	Other operations note (i)	Group total	Group total
Pre-tax operating profit (based on longer-term investment returns)							
Long-term business:							
New business[note 2]	1,460	1,086	297	2,843	–	2,843	2,452
Business in force[note 3]	927	1,135	736	2,798	–	2,798	1,982
	2,387	2,221	1,033	5,641	–	5,641	4,434
Asset management	–	–	–	–	574	574	479
Other results	(2)	(1)	(16)	(19)	(616)	(635)	(600)
Pre-tax operating profit based on longer-term investment returns	2,385	2,220	1,017	5,622	(42)	5,580	4,313
Total non-operating profit	(157)	(46)	166	(37)	121	84	644
Profit before tax (including actual investment returns)	2,228	2,174	1,183	5,585	79	5,664	4,957
Tax (charge) credit attributable to shareholders' profit[note 10]:							
Tax on operating profit	(494)	(695)	(198)	(1,387)	11	(1,376)	(1,139)
Tax on non-operating profit	69	12	(34)	47	23	70	(49)
Profit for the year	1,803	1,491	951	4,245	113	4,358	3,769
Other movements (post-tax)							
Exchange movements on foreign operations and net investment hedges	(974)	(175)	–	(1,149)	72	(1,077)	(469)
Intra-group dividends (including statutory transfers)[note (ii)]	(433)	(300)	(339)	(1,072)	1,072	–	–
Investment in operations[note (iii)]	40	–	–	40	(40)	–	–
External dividends	–	–	–	–	(781)	(781)	(655)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes[note (v)]	–	–	(22)	(22)	(31)	(53)	44
Reserve movements in respect of share-based payments	–	–	–	–	98	98	42
Bancassurance agreement and purchase of Thanachart Life[notes (iv) and 4]	412	–	–	412	(412)	–	–
Other transfers	(5)	15	(20)	(10)	10	–	–
Treasury shares movements	–	–	–	–	(41)	(41)	23
New share capital subscribed	–	–	–	–	6	6	17
Mark to market value movements on Jackson assets backing surplus and required capital	–	(97)	–	(97)	–	(97)	35
Net increase in shareholders' equity	843	934	570	2,347	66	2,413	2,806
Shareholders' equity at 1 January 2013[note (i)]	9,462	6,032	6,772	22,266	177	22,443	19,637
Shareholders' equity at 31 December 2013[note (i)]	10,305	6,966	7,342	24,613	243	24,856	22,443
Representing:							
Statutory IFRS basis shareholders' equity	2,564	3,446	2,976	8,986	664	9,650	10,359
Additional retained profit (loss) on an EEV basis[note (vi)]	7,741	3,520	4,366	15,627	(421)	15,206	12,084
EEV basis shareholders' equity	10,305	6,966	7,342	24,613	243	24,856	22,443
Balance at 1 January 2013/1 January 2012							
Representing:							
Statutory IFRS basis shareholders' equity	2,290	4,343	3,008	9,641	718	10,359	8,564
Additional retained profit (loss) on an EEV basis[note (vi)]	7,172	1,689	3,764	12,625	(541)	12,084	11,073
EEV basis shareholders' equity	9,462	6,032	6,772	22,266	177	22,443	19,637

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and revised IAS 19 and for the reclassification of the result attributable to the held for sale Japan life business – see note 18.

Notes

(i) For the purposes of the table above, goodwill related to Asia long-term operations is included in other operations.

(ii) Intra-group dividends (including statutory transfers) represent dividends that have been declared in the year and amounts accrued in respect of statutory transfers. The amounts included in note 8 for these items are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, timing differences arising on statutory transfers, and other non-cash items.

(iii) Investment in operations reflects increases in share capital.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

310 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

9 Reconciliation of movement in shareholders' equity continued

(iv) The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(392) million (2012: charge of £(536) million), as shown in note 7.

(v) The (charge) credit for the shareholders' share of actuarial and other gains and losses on defined benefit schemes comprises:

	2013 £m	2012* £m
IFRS basis	(48)	34
Additional shareholders' interest[note 13(c)(vi)]	(5)	10
EEV basis total	(53)	44

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of revised IAS 19 - see note 18.

(vi) The £412 million transfer from Other operations to Asia operations represents the funding of Asia operations to purchase the bancassurance agreement and Thanachart Life (as shown in note 4).

10 Tax attributable to shareholders' profit

The tax charge comprises:

	2013 £m	2012 £m
Tax charge on operating profit based on longer-term investment returns:		
Long-term business:*		
Asia operations	494	420
US operations	695	513
UK insurance operations	198	168
	1,387	1,101
Other operations†	(11)	38
Total tax charge on operating profit based on longer-term investment returns†	1,376	1,139
Tax (credit) charge on non-operating profit†	(70)	49
Tax charge on profit attributable to shareholders (including tax on actual investment returns)†	1,306	1,188

* The tax charge on operating profit for long-term business includes tax on Solvency II and restructuring costs.
† The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and revised IAS 19 - see note 18.

11 Earnings per share (EPS)

	2013 £m		2012* £m	
	Operating	Total	Operating	Total
Pre-tax profit	5,580	5,664	4,313	4,957
Tax	(1,376)	(1,306)	(1,139)	(1,188)
Post-tax profit	4,204	4,358	3,174	3,769
EPS (pence)	165.0p	171.0p	124.9p	148.3p
Average number of shares (millions)	2,548	2,548	2,541	2,541

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11, revised IAS 19 and for the reclassification of the result attributable to the held for sale Japan life business - see note 18.

Prudential plc Annual Report 2013 311

12 Reconciliation of post-tax movements in net worth and value of in-force for long-term business

	2013 £m				
	Free surplus note 8	**Required capital**	**Total net worth**	**Value of in-force business** note (iv)	**Total long-term business operations**
Group					
Shareholders' equity at 1 January 2013	2,957	3,898	6,855	15,411	22,266
New business contribution[notes (ii),(iii)]	(637)	461	(176)	2,258	2,082
Existing business – transfer to net worth	2,017	(347)	1,670	(1,670)	–
Expected return on existing business	133	90	223	1,277	1,500
Changes in operating assumptions and experience variances*	478	(7)	471	182	653
Increase in EEV assumed level of required capital[note (v)]	(58)	58	–	(13)	(13)
Loss attaching to held for sale Japan life business	(40)	–	(40)	5	(35)
Other non-operating items	(739)	(103)	(842)	900	58
Post-tax profit from long-term business	1,154	152	1,306	2,939	4,245
Exchange movements on foreign operations and net investment hedges	(164)	(117)	(281)	(868)	(1,149)
Bancassurance agreement and purchase of Thanachart Life[notes 4 and (vi)]	365	21	386	26	412
Intra-group dividends (including statutory transfers) and investment in operations[note (i)]	(963)	–	(963)	(69)	(1,032)
Other movements	(129)	–	(129)	–	(129)
Shareholders' equity at 31 December 2013[note (vii)]	3,220	3,954	7,174	17,439	24,613
Representing:					
Asia operations					
Shareholders' equity at 1 January 2013	974	970	1,944	7,518	9,462
New business contribution[note (iii)]	(310)	107	(203)	1,342	1,139
Existing business – transfer to net worth	713	29	742	(742)	–
Expected return on existing business	74	(1)	73	595	668
Changes in operating assumptions and experience variances*	32	(9)	23	61	84
Loss attaching to held for sale Japan life business[note 4]	(40)	–	(40)	5	(35)
Other non-operating items	(70)	(56)	(126)	73	(53)
Post-tax profit from long-term business	399	70	469	1,334	1,803
Exchange movements on foreign operations and net investment hedges	(155)	(84)	(239)	(735)	(974)
Bancassurance agreement and purchase of Thanachart Life[notes 4 and (vi)]	365	21	386	26	412
Intra-group dividends (including statutory transfers) and investment in operations	(393)	–	(393)	–	(393)
Other movements	(5)	–	(5)	–	(5)
Shareholders' equity at 31 December 2013[note (viii)]	1,185	977	2,162	8,143	10,305
US operations					
Shareholders' equity at 1 January 2013	1,211	1,600	2,811	3,221	6,032
New business contribution[note (iii)]	(298)	288	(10)	716	706
Existing business – transfer to net worth	796	(296)	500	(500)	–
Expected return on existing business	41	53	94	301	395
Changes in operating assumptions and experience variances*	292	21	313	111	424
Increase in EEV assumed level of required capital[note (v)]	(58)	58	–	(13)	(13)
Other non-operating items	(637)	(84)	(721)	700	(21)
Post-tax profit from long-term business	136	40	176	1,315	1,491
Exchange movements on foreign operations and net investment hedges	(9)	(33)	(42)	(133)	(175)
Intra-group dividends (including statutory transfers)	(300)	–	(300)	–	(300)
Other movements	(82)	–	(82)	–	(82)
Shareholders' equity at 31 December 2013	956	1,607	2,563	4,403	6,966
UK insurance operations					
Shareholders' equity at 1 January 2013	772	1,328	2,100	4,672	6,772
New business contribution[note (iii)]	(29)	66	37	200	237
Existing business – transfer to net worth	508	(80)	428	(428)	–
Expected return on existing business	18	38	56	381	437
Changes in operating assumptions and experience variances*	154	(19)	135	10	145
Other non-operating items	(32)	37	5	127	132
Post-tax profit from long-term business	619	42	661	290	951
Intra-group dividends (including statutory transfers)[note (i)]	(270)	–	(270)	(69)	(339)
Other movements	(42)	–	(42)	–	(42)
Shareholders' equity at 31 December 2013[note (viii)]	1,079	1,370	2,449	4,893	7,342

* Changes in operating assumptions and experience variances as reported above include development, Solvency II and restructuring costs.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

312 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

12 Reconciliation of post-tax movements in net worth and value of in-force for long-term business continued

Notes

(i) The amounts shown in respect of free surplus and the value of in-force business for UK insurance operations for intra-group dividends (including statutory transfers) include contingent loan funding. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii) The movements arising from new business contribution are as follows:

	2013 £m	**2012** £m
Free surplus invested in new business	(637)	(618)
Increase in required capital	461	454
Reduction in total net worth	(176)	(164)
Increase in the value associated with new business	2,258	1,955
Total post-tax new business contribution	2,082	1,791

(iii) Free surplus invested in new business is as follows:

	2013 £m				**2012** £m			
	Asia operations	**US operations**	**UK insurance operations**	**Total long-term business operations**	**Asia operations**	**US operations**	**UK insurance operations**	**Total long-term business operations**
Pre-tax new business contribution[note 2]	1,460	1,086	297	2,843	1,266	873	313	2,452
Tax	(321)	(380)	(60)	(761)	(284)	(305)	(72)	(661)
Post-tax new business contribution	1,139	706	237	2,082	982	568	241	1,791
Free surplus invested in new business	(310)	(298)	(29)	(637)	(292)	(281)	(45)	(618)
Post-tax new business contribution per £1 million free surplus invested	3.7	2.4	8.2	3.3	3.4	2.0	5.4	2.9

(iv) The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:

	2013 £m				**2012** £m			
	Asia operations	**US operations**	**UK insurance operations**	**Total long-term business operations**	**Asia operations**	**US operations**	**UK insurance operations**	**Total long-term business operations**
Value of in-force business before deduction of cost of capital and time value of guarantees	8,540	4,769	5,135	18,444	7,903	3,992	4,916	16,811
Cost of capital	(347)	(220)	(242)	(809)	(352)	(121)	(244)	(717)
Cost of time value of guarantees[note (vii)]	(50)	(146)	–	(196)	(33)	(650)	–	(683)
Net value of in-force business	8,143	4,403	4,893	17,439	7,518	3,221	4,672	15,411

(v) The free surplus increase of £365 million in respect of the transaction with Thanachart Bank includes the purchase cost of the partnership agreement to enable future new sales through the bancassurance channel. As new business is written, the carrying value of this purchase cost is amortised against the new business contribution line of this reconciliation.

(vi) The increase in required capital in US operations of £58 million reflects the effect of the change from 235 per cent to 250 per cent of risk-based capital.

(vii) The decrease in the cost of time value of guarantees for US operations from £(650) million at 2012 to £(146) million at 2013 primarily relates to variable annuity business, mainly arising from the increase in the expected long-term separate account rate of return of 1.3 per cent driven by the increase in the US 10-year treasury bond rate and strong equity performance, partly offset by the impact from new business written in the year.

(viii) Effects of domestication of Hong Kong branch in 2014

The analysis of shareholders' equity at 31 December 2013 does not incorporate the impact of the domestication of the Hong Kong branch which took effect on 1 January 2014. In order to align the corporate structure of the branch business in Hong Kong more closely with Prudential's other Asia operations, the Board of PAC initiated a proposal to transfer the branch business to two Hong Kong-incorporated companies – Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited – with one providing life insurance and the other providing general insurance.

Following consultation with policyholders of PAC and court approval, the assets and liabilities of the Hong Kong branch business of PAC transferred to separate subsidiaries on 1 January 2014. As a consequence of this restructuring, adjustments in respect of required capital, and the cost of that capital, will be necessary. This arises from the transfer of capital that was previously held within the UK business in respect of the Hong Kong branch operations and additional capital requirements that arise from the newly established subsidiaries. These will be reflected in the movements in net worth and value of in-force business reported in 2014 as adjustments to opening balances as follows:

	£m				
Adjustment to shareholders' equity at 1 January 2014	**Free surplus**	**Required capital**	**Total net worth**	**Value of in-force business**	**Total long-term business operations**
Asia operations	(104)	104	–	(40)	(40)
UK insurance operations	69	(69)	–	29	29
Net impact on Group total	(35)	35	–	(11)	(11)

The adjustments for UK insurance operations reflect the transfer of required capital, and attaching cost of capital, for amounts previously set aside whilst the Hong Kong business was a branch of Prudential Assurance Company, to the Asia operations segment. The adjustments for Asia operations reflect this transfer and the effects of additional capital requirements of the Hong Kong regulator under the arrangements for the newly domesticated business. The net effect reflects the higher required capital levels attributable to the stand-alone Hong Kong shareholder-backed long-term insurance business.

Prudential plc Annual Report 2013 313

13 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2013 and 2012 totals in the tables below for the emergence of free surplus as follows:

	2013 £m	2012 £m
Required capital[note 12]	3,954	3,898
Value of in-force (VIF)[note 12]	17,439	15,411
Add back: deduction for cost of time value of guarantees[note 12]	196	683
Expected cash flow from sale of Japan life business	(25)	–
Other items[note]	(1,157)	(1,401)
Total	20,407	18,591

Note
'Other items' represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items includes the deduction of the value of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative, this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

	2013 £m						
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus					
	2013 total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations*	9,021	3,168	1,883	1,275	855	1,465	375
US operations	6,234	3,326	1,845	653	271	139	–
UK insurance operations	5,152	1,915	1,326	870	536	487	18
Total	20,407	8,409	5,054	2,798	1,662	2,091	393
	100%	41%	25%	14%	8%	10%	2%

* Following its reclassification as held for sale, the Asia cash flows exclude any cash flows in respect of Japan.

	2012 £m						
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus					
	2012 total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia operations	8,410	2,987	1,873	1,181	840	1,297	232
US operations	5,439	2,723	1,607	698	301	110	–
UK insurance operations	4,742	1,890	1,185	756	456	445	10
Total	18,591	7,600	4,665	2,635	1,597	1,852	242
	100%	41%	25%	14%	9%	10%	1%

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

314 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

14 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2013 (31 December 2012) and the pre-tax new business contribution after the effect of required capital for 2013 and 2012 to:

- 1 per cent increase in the discount rates;
- 1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
- 1 per cent rise in equity and property yields;
- 10 per cent fall in market value of equity and property assets (embedded value only);
- The statutory minimum capital level (by contrast to EEV basis required capital), (for embedded value only);
- 5 basis point increase in UK long-term expected defaults; and
- 10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution

	2013 £m				2012 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Pre-tax new business contribution note 2	1,460	1,086	297	2,843	1,266	873	313	2,452
Discount rates – 1% increase	**(187)**	**(52)**	**(36)**	**(275)**	(163)	(40)	(38)	(241)
Interest rates – 1% increase	**23**	**72**	**(1)**	**94**	33	104	6	143
Interest rates – 1% decrease	**(61)**	**(107)**	**–**	**(168)**	(106)	(161)	(11)	(278)
Equity/property yields – 1% rise	**56**	**96**	**13**	**165**	48	97	13	158
Long-term expected defaults – 5 bps increase	**–**	**–**	**(8)**	**(8)**	–	–	(10)	(10)
Liquidity premium – 10 bps increase	**–**	**–**	**16**	**16**	–	–	20	20

Embedded value of long-term business operations

	2013 £m				2012 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equity note 9	10,305	6,966	7,342	24,613	9,462	6,032	6,772	22,266
Discount rates – 1% increase	**(992)**	**(266)**	**(529)**	**(1,787)**	(879)	(209)	(482)	(1,570)
Interest rates – 1% increase	**(297)**	**(65)**	**(380)**	**(742)**	(218)	(124)	(328)	(670)
Interest rates – 1% decrease	**200**	**(12)**	**443**	**631**	85	49	399	533
Equity/property yields – 1% rise	**370**	**250**	**210**	**830**	328	230	202	760
Equity/property market values – 10% increase	**(183)**	**(90)**	**(238)**	**(511)**	(159)	(69)	(309)	(537)
Statutory minimum capital	**109**	**153**	**4**	**266**	108	89	4	201
Long-term expected defaults – 5 bps increase	**–**	**–**	**(114)**	**(114)**	–	–	(112)	(112)
Liquidity premium – 10 bps increase	**–**	**–**	**228**	**228**	–	–	224	224

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and, to the extent that asset value changes are included in the sensitivities, within short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity would also be affected by changes in interest rates.

Prudential plc Annual Report 2013 315

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2013 and 31 December 2012 and the pre-tax new business contribution after the effect of required capital for 2013 and 2012 to:

- 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
- 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
- 5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution

	2013 £m				2012 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Pre-tax new business contribution note 2	1,460	1,086	297	2,843	1,266	873	313	2,452
Maintenance expenses – 10% decrease	29	12	4	45	32	13	4	49
Lapse rates – 10% decrease	109	41	8	158	95	26	7	128
Mortality and morbidity – 5% decrease	75	6	(8)	73	76	5	(11)	70
Change representing effect on:								
Life business	75	6	3	84	76	5	3	84
UK annuities	–	–	(11)	(11)	–	–	(14)	(14)

Embedded value of long-term business operations

	2013 £m				2012 £m			
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equity note 9	10,305	6,966	7,342	24,613	9,462	6,032	6,772	22,266
Maintenance expenses – 10% decrease	126	59	58	243	137	50	56	243
Lapse rates – 10% decrease	352	294	79	725	333	225	66	624
Mortality and morbidity – 5% decrease	377	154	(254)	277	387	178	(273)	292
Change representing effect on:								
Life business	377	154	20	551	387	178	13	578
UK annuities	–	–	(274)	(274)	–	–	(286)	(286)

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

316 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results Notes on the EEV basis results continued 15 Methodology and accounting presentation (a) Covered business The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The results for covered business, including the Group’s investments in joint venture insurance operations, are presented on a pre-tax basis, with tax reported separately. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management. The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Covered business comprises the Group’s long-term business operations, with two exceptions: — The closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. — The presentational treatment of the Group’s principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in ‘Other’ operations, as described in note 15(c)(vi). A small amount of UK group pensions business is also not modelled for EEV reporting purposes. (b) Methodology (i) Embedded value Overview The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises: — Present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for: – the cost of locked-in required capital; – the time value of cost of options and guarantees; — Locked-in required capital; and — Shareholders’ net worth in excess of required capital (free surplus). The value of future new business is excluded from the embedded value. Notwithstanding the basis of presentation of results (as explained in note 15(c)(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 15(c)(i)). Valuation of in-force and new business The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for. Best estimate assumptions Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables. Demographic assumptions Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations. Expense assumptions Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan) and India (where the business model is being adapted in response to the regulatory changes introduced in recent years), expense overruns are permitted where these are expected to be short-lived.

Prudential plc Annual Report 2013 317 For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred. Corporate expenditure comprises: — Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and — Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure. Principal economic assumptions The EEV basis results for the Group’s operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to year end rates of return on government bonds. Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group’s long-term view, to the risk-free rate. The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year. New business In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. The contribution from new business represents profits determined by applying operating assumptions as at the end of the year. For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used. New business profitability is a key metric for the Group’s management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution. Valuation movements on investments With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ equity as they arise. The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis. However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer-term. Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity. Cost of capital A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (post- tax) on the capital. The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off. Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital. European Embedded Value Financial statements (EEV) basis results Notes on the EEV basis results

318 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results Notes on the EEV basis results continued 15 Methodology and accounting presentation continued Financial options and guarantees Nature of financial options and guarantees in Prudential’s long-term business Asia operations Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements. There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions. US operations (Jackson) The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business. Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for 2013 and 2012, depending on the particular product, jurisdiction where issued, and date of issue. For 2013 and 2012, 86 per cent of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.8 per cent for 2013 and 2012. Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time. Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder’s value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees. Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities. UK insurance operations For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund. With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses – annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of Ł36 million at 31 December 2013 (31 December 2012: Ł47 million) to honour guarantees on a small number of guaranteed annuity option products. The only material guaranteed surrender values relate to investments in the PruFund range of with-profits funds. For these products the policyholder can choose to pay an additional management charge. In return, at the selected guarantee date, the fund will be increased if necessary to a guaranteed minimum value (based on the initial investment adjusted for any prior withdrawals). The with-profits fund held a reserve of Ł36 million at 31 December 2013 (31 December 2012: Ł52 million) in respect of this guarantee. The Group’s main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of Ł328 million was held in SAIF at 31 December 2013 (31 December 2012: Ł371 million) to honour the guarantees. As described in note 15(a) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders. Time value The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value). Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 16(iv),(v) and (vi). In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

Prudential plc Annual Report 2013 319 (ii) Level of required capital In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply: — Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target; — US operations: the level of required capital has been set at 250 per cent (2012: 235 per cent) of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and — UK insurance operations: the capital requirements are set to an amount at least equal to the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole. (iii) Allowance for risk and risk discount rates Overview Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model. Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features. The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable. Market risk allowance The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group’s businesses. The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta. Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping. Additional credit risk allowance The Group’s methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover: — Expected long-term defaults; — Credit risk premium (to reflect the volatility in downgrade and default levels); and — Short-term downgrades and defaults. These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate. The practical application of the allowance for credit risk varies depending upon the type of business as described below. Asia operations For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required. The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate. European Embedded Value Financial statements basis(EEV) results Notes on the EEV basis results

320 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results Notes on the EEV basis results continued 15 Methodology and accounting presentation continued US operations (Jackson) For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate. The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 16(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include: — How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and — Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate. The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities. The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products. UK operations (1) Shareholder-backed annuity business For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations as the assets are generally held to maturity to match long duration liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for: — Expected long-term defaults derived as a percentage of historical default experience based on Moody’s data for the period 1970 to 2009 and the definition of the credit rating assigned to each asset held is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch; — A credit risk premium, which is derived as the excess over the expected long-term defaults, of the 95th percentile of historical cumulative defaults based on Moody’s data for the period 1970 to 2009, and subject to a minimum margin over expected long-term defaults of 50 per cent; — An allowance for a 1 notch downgrade of the asset portfolio subject to credit risk; and — An allowance for short-term downgrades and defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1 notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 16(iii)(b). (2) With-profits fund non-profit annuity business For UK non-profit annuity business including that written by Prudential Annuities Limited (PAL) the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund. (3) With-profits fund holdings of debt securities The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Prudential plc Annual Report 2013 321 Allowance for non-diversifiable non-market risks The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied. A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s businesses. For the Group’s US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group’s Asia operations in China, India, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points. (iv) With-profits business and the treatment of the estate The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group’s Asia operations. (v) Debt capital Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment. (vi) Foreign currency translation Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The principal exchange rates are shown in note A1 of the IFRS statements. (c) Accounting presentation (i) Analysis of profit before tax To the extent applicable, the presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns (which are determined as described in note 15(c)(ii) below) and incorporate the following: — New business contribution, as defined in note 15(b)(i); — Unwind of discount on the value of in-force business and other expected returns, as described in note 15(c)(iv) below; — The impact of routine changes of estimates relating to non-economic assumptions, as described in note 15(c)(iii) below; and — Non-economic experience variances, as described in note 15(c)(v) below. Non-operating results comprise the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings and the effect of changes in economic assumptions. In addition, the 2013 operating profit excludes the loss attaching to the held for sale Japan life business and the costs associated with the domestication of the Hong Kong branch. The 2012 operating profit excluded the gain arising on the acquisition of REALIC, the profit attaching to the Japan life business and the dilution of the Group’s holding in PPM South Africa. The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items, together with actual investment returns. Post-tax results The Group intends to alter its basis of presentation of EEV results for 2014 and subsequent reporting periods to a post-tax basis, in line with the approach adopted by a number of international insurance groups. An analysis of the Group’s profit and loss account and key accompanying notes on a pre-tax and post-tax basis for the most recent reporting periods are shown in the additional unaudited financial information section in note III(c). (ii) Operating profit For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 15(c)(iv) below. For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of year risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end of year projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity. European Embedded Value Financial statements basis(EEV) results Notes on the EEV basis results

322 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results Notes on the EEV basis results continued 15 Methodology and accounting presentation continued For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the year. (iii) Effect of changes in operating assumptions Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions. (iv) Unwind of discount and other expected returns The unwind of discount and other expected returns is determined by reference to: — The value of in-force business at the beginning of the period (adjusted for the effect of current period economic and operating assumption changes); and — Required capital and surplus assets. In applying this general approach, the unwind of discount included in operating profit for the with-profits business of UK insurance operations is determined by reference to the opening value of in-force, as adjusted for the effects of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2013 the shareholders’ interest in the smoothed surplus assets used for this purpose only were Ł136 million lower (31 December 2012: Ł121 million lower) than the surplus assets carried in the statement of financial position. (v) Operating experience variances Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting year, such as persistency, mortality and morbidity, expenses and other factors. (vi) Pension costs Profit before tax Movements on the shareholders’ share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group’s defined benefit pension schemes adjusted for contributions paid in the year are recorded within Other Comprehensive Income. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 15(b)(i) and (iv), the shareholders’ share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19 as booked for IFRS reporting. (vii) Effect of changes in economic assumptions Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results. (viii) Taxation The profit for the year for covered business is in most cases calculated initially at the post-tax level. For 2013 and 2012 the post-tax profit for covered business is then grossed up for presentation purposes at the rates of tax applicable to the countries and periods concerned. The overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been substantively enacted by the end of the reporting period. Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and substantively enacted in the year. Additional detail of pre and post-tax EEV basis results are shown in the additional financial information. (ix) Inter-company arrangements The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension polices in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force and the related funding is reflected in free surplus).

Prudential plc Annual Report 2013 323

16 Assumptions

Deterministic assumptions

The tables below summarise the principal financial assumptions:

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

(i) Asia operations[notes (b),(d)]

	Risk discount rate %				Expected long-term inflation %		10-year government bond yield %	
	New business		In force					
	31 Dec		31 Dec		31 Dec		31 Dec	
	2013	2012	2013	2012	2013	2012	2013	2012
China	**11.2**	10.1	**11.2**	10.1	**2.5**	2.5	**4.7**	3.6
Hong Kong[notes (b),(c)]	**4.9**	3.8	**4.8**	3.5	**2.3**	2.3	**3.1**	1.8
India	**14.0**	13.2	**14.0**	13.2	**4.0**	4.0	**9.0**	8.2
Indonesia	**12.5**	9.4	**12.5**	9.4	**5.0**	5.0	**8.6**	5.3
Korea	**7.4**	7.4	**7.6**	7.2	**3.0**	3.0	**3.6**	3.2
Malaysia[note (c)]	**6.5**	5.8	**6.5**	5.8	**2.5**	2.5	**4.2**	3.5
Philippines	**10.5**	11.1	**10.5**	11.1	**4.0**	4.0	**3.8**	4.4
Singapore[note (c)]	**4.6**	3.6	**5.3**	4.3	**2.0**	2.0	**2.6**	1.3
Taiwan	**4.3**	3.3	**4.1**	3.4	**1.0**	1.0	**1.7**	1.2
Thailand	**10.7**	10.3	**10.7**	10.3	**3.0**	3.0	**3.9**	3.5
Vietnam	**15.7**	17.2	**15.7**	17.2	**5.5**	5.5	**9.0**	10.5
Total weighted risk discount rate[note (a)]	**8.1**	6.8	**7.2**	6.1				

Notes

(a) The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the pre-tax EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b) For Hong Kong, the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.

(c) The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	31 Dec 2013 %	31 Dec 2012 %
Hong Kong	**7.1**	5.8
Malaysia	**10.1**	9.5
Singapore	**8.6**	7.4

(d) Equity risk premiums in Asia (excluding those for the held for sale Japan life business) range from 3.5 per cent to 8.7 per cent for 2013 (2012: 3.5 per cent to 8.8 per cent).

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

324 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results Notes on the EEV basis results continued 16 Assumptions continued (ii) US operations 31 Dec 2013% 31 Dec 2012 % Assumed new business spread margins: note (a) Fixed Annuity business:* January to June issues 1.2 1.4 July to December issues 1.75 1.1 Fixed Index Annuity business: January to June issues 1.45 1.75 July to December issues 2.00 1.35 Institutional business 0.75 1.25 Allowance for long-term defaults included in projected spread note (b) 0.25 0.28 Risk discount rate: Variable annuity: Risk discount rate 7.6 6.5 Additional allowance for credit risk included in risk discount rate note (b) 0.2 0.3 Non-variable annuity: Risk discount rate 4.8 4.0 Additional allowance for credit risk included in risk discount rate note (b) 1.0 1.5 Weighted average total: note (c) New business 7.4 6.3 In force 6.9 5.6 US 10-year treasury bond rate at end of year 3.1 1.8 Pre-tax expected long-term nominal rate of return for US equities 7.1 5.8 Expected long-term rate of inflation 2.6 2.5 Equity risk premium 4.0 4.0 Assumed tax rate for value of in-force business 35.0 35.0 * Including the proportion of variable annuity business invested in the general account. Notes (a) The assumed new business spread margins represent the difference between the earned rate on investments, after allowance for long-term defaults, and the policy holder crediting rate. The spread margins shown above are the rates at inception. For fixed annuity business (including the proportion of variable annuity business invested in the general account) and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years. (b) The allowance for long-term defaults included in projected spread is shown as at the valuation date applied in the cash flow projections of the value of the in-force business. The risk discount rates include an additional allowance for credit risk premium and short-term downgrades and defaults. See note 15(b)(iii) for further details. (c) The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The increase in the weighted average risk discount rates from 2012 to 2013 primarily reflects the increase in the US 10-year Treasury bond rate of 130 basis points, partly offset by the effect of the decrease in additional allowance for credit risk.

Prudential plc Annual Report 2013 325 (iii) UK insurance operations 31 Dec 2013% 31 Dec 2012 % Shareholder-backed annuity business: note (b) Risk discount rate: New business 6.8 6.9 In force note (a) 8.3 8.0 Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business: New business 4.2 4.2 In force note (a) 4.3 3.9 Other business: Risk discount rate: New business 6.1 5.2 In force 6.8 5.6 Pre-tax expected long-term nominal rates of investment return: UK equities 7.5 6.3 Overseas equities 7.1 to 9.2 5.8 to 9.6 Property 6.2 5.1 15-year gilt rate 3.5 2.3 Corporate bonds 5.1 3.9 Post-tax expected long-term nominal rate of return for the PAC with-profits fund: Pension business (where no tax applies) 6.2 5.0 Life business 5.4 4.4 Expected long-term rate of inflation 3.4 2.9 Equity risk premium 4.0 4.0 Assumed tax rate for value of in-force business note 3(iv)(b) 20.0 23.0 Notes (a) For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields. (b) Credit spread treatment For Prudential Retirement Income Limited, which has approximately 90 per cent of UK shareholder-backed annuity business the credit assumptions used in the underlying MCEV calculation (see note 15(b)(iii)) and the residual liquidity premium element of the bond spread over swap rates is as follows: New business* (bps) In-force business (bps) 31 Dec 2013 31 Dec 2012 31 Dec 2013 31 Dec 2012 Bond spread over swap rates 127 150 133 161 Total credit risk allowance 36 35 62 65 Liquidity premium 91 115 71 96 * The new business liquidity premium is based on the weighted average of the point of sale liquidity premia. The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business. European Embedded Value Financial statements basis(EEV) results Notes on the EEV basis results

326 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results Notes on the EEV basis results continued 16 Assumptions continued Stochastic assumptions The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes. Details are given below of the key characteristics and calibrations of each model. (iv) Asia operations — The same asset return models as described for UK insurance operations below, appropriately calibrated, have been used for Asia operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset; — The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia, Singapore and Taiwan operations; and — The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 35 per cent in both years, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent in both years. (v) US operations (Jackson) — Interest rates are projected using a log-normal generator calibrated to historical US Treasury yield curves; — Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and — Variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19 per cent to 32 per cent for both 2013 and 2012, depending on the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for both years. (vi) UK insurance operations — Interest rates are projected using a two-factor model calibrated to the initial market yield curve; — The risk premium on equity assets is assumed to follow a log-normal distribution; — The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and — Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a risk-free bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents. Mean returns have been derived as the annualised arithmetic average return across all simulations and durations. For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied for both years are as follows: % Equities: UK 20 Overseas 18 Property 15

Prudential plc Annual Report 2013 327

17 New business premiums and contributions[note (i)]

	Single		Regular		Annual premium and contribution equivalents (APE) note 15(b)(i)		Present value of new business premiums (PVNBP) note 15(b)(i)	
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m
Group insurance operations								
Asia	2,136	1,568	1,911	1,740	2,125	1,897	11,375	10,544
US	15,712	14,504	2	12	1,573	1,462	15,723	14,600
UK	5,128	6,286	212	207	725	836	5,978	7,311
Group total	22,976	22,358	2,125	1,959	4,423	4,195	33,076	32,455
Asia insurance operations								
Cambodia	–	–	1	–	1	–	3	–
Hong Kong	326	157	455	380	487	396	2,795	2,316
Indonesia	303	359	445	410	477	446	1,943	2,097
Malaysia	114	98	197	208	208	218	1,352	1,388
Philippines	193	172	34	28	53	45	299	254
Singapore	571	399	304	261	361	301	2,588	2,314
Thailand	66	12	61	36	68	37	289	140
Vietnam	2	1	54	44	54	45	204	159
SE Asia operations including Hong Kong	1,575	1,198	1,551	1,367	1,709	1,488	9,473	8,668
China[note (ii)]	114	37	71	53	83	56	409	277
Korea	311	94	82	86	113	95	641	438
Taiwan	102	172	107	138	117	156	491	723
India[note (iii)]	34	67	100	96	103	102	361	438
Total Asia operations	2,136	1,568	1,911	1,740	2,125	1,897	11,375	10,544
US insurance operations								
Variable annuities	10,795	11,596	–	–	1,079	1,160	10,795	11,596
Elite Access (variable annuity)	2,585	849	–	–	259	85	2,585	849
Fixed annuities	555	581	–	–	55	58	555	581
Fixed index annuities	907	1,094	–	–	91	109	907	1,094
Life	1	6	2	12	2	12	12	102
Wholesale	869	378	–	–	87	38	869	378
Total US insurance operations	15,712	14,504	2	12	1,573	1,462	15,723	14,600
UK and Europe insurance operations								
Direct and partnership annuities	284	297	–	–	28	30	284	297
Intermediated annuities	488	653	–	–	49	65	488	653
Internal vesting annuities	1,305	1,456	–	–	131	146	1,305	1,456
Total individual annuities	2,077	2,406	–	–	208	241	2,077	2,406
Corporate pensions	120	303	161	159	173	189	686	1,045
Onshore bonds	1,754	2,275	–	–	176	228	1,756	2,277
Other products	901	894	51	48	140	137	1,183	1,175
Wholesale	276	408	–	–	28	41	276	408
Total UK and Europe insurance operations	5,128	6,286	212	207	725	836	5,978	7,311
Group total	22,976	22,358	2,125	1,959	4,423	4,195	33,076	32,455

Notes

(i) The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

(ii) New business in China is included at Prudential's 50 per cent interest in the China Life operation.

(iii) New business in India is included at Prudential's 26 per cent interest in the India Life operation.

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

328 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results

Notes on the EEV basis results continued

18 Additional information on the effect of the agreement to sell Japan life business and adoption of new and amended IFRS accounting standards

In July 2013 the Group agreed to sell, dependent on regulatory approval, its life insurance business in Japan which we closed to new business in 2010. Also, in 2013 the Group has adopted new accounting standards on 'Joint arrangements' (IFRS 11) and amendments to 'Employee benefits' (IAS 19), from 1 January 2013. Accordingly, the 2012 comparative EEV basis results have been retrospectively adjusted from those previously published for the application of the IFRS standards and for the reclassification of the result attributable to the held for sale Japan life business. The tables below show the results on the previous and revised basis of reporting.

	2013 £m			
		Effect of change		
	Under previous basis note (i)	IFRS 11 note (ii)	IAS 19 note (iii)	Under new policies
Pre-tax operating profit based on longer-term investment returns				
Asia operations				
Long-term business:				
Before reclassification of held for sale Japan life business	2,394	–	–	2,394
Reclassification of Japan life business	(7)	–	–	(7)
	2,387	–	–	2,387
Eastspring investments	82	(8)	–	74
Other results	3,119	–	–	3,119
Pre-tax operating profit based on longer-term investment returns	5,588	(8)	–	5,580
Short-term fluctuations in investment returns:				
Before reclassification of held for sale Japan life business	(790)	–	(1)	(791)
Reclassification of Japan life business	(28)	–	–	(28)
	(818)	–	(1)	(819)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(69)	–	69	–
Effect of changes in economic assumptions:				
Before reclassification of held for sale Japan life business	818	–	–	818
Reclassification of Japan life business	3	–	–	3
	821	–	–	821
Loss attaching to held for sale Japan life business:				
Reclassification from pre-tax operating profit based on longer-term investment returns	7	–	–	7
Reclassification from short-term fluctuations in investment returns	28	–	–	28
Reclassification from effect of changes in economic assumptions	(3)	–	–	(3)
Remeasurement of carrying value of Japan life business classified as held for sale	(67)	–	–	(67)
	(35)	–	–	(35)
Mark to market value movements on core borrowings	152	–	–	152
Costs of domestication of Hong Kong branch	(35)	–	–	(35)
Profit before tax	5,604	(8)	68	5,664
Tax attributable to shareholders' profit	(1,299)	8	(15)	(1,306)
Profit for the year attributable to shareholders	4,305	–	53	4,358
Items taken directly to shareholders' equity	(1,892)	–	(53)	(1,945)
Net increase in shareholders' equity	2,413	–	–	2,413
Total EPS based on post-tax profit (in pence)	169.0p	–	2.0p	171.0p

Prudential plc Annual Report 2013 329

Summary statement of financial position

	31 Dec 2013 £m			
	Under previous basis note (i)	Effect of change: IFRS 11 note (ii)	Effect of change: IAS 19	Under new policies
Total net assets				
Total assets less liabilities, before deduction for insurance funds:				
Before reclassification of held for sale Japan life business	292,791	(3,151)	–	289,640
Reclassification of Japan life business	(814)	–	–	(814)
	291,977	(3,151)	–	288,826
Less insurance funds:				
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds:				
Before reclassification of held for sale Japan life business	(283,141)	3,151	–	(279,990)
Reclassification of Japan life business	814	–	–	814
	(282,327)	3,151	–	(279,176)
Less shareholders' accrued interest in the long-term business	15,206	–		15,206
Total net assets	24,856	–	–	24,856

	2012 £m			
	As reported under previous basis note (i)	Effect of change: IFRS 11 note (ii)	Effect of change: IAS 19 note (iii)	Under new policies
Pre-tax operating profit based on longer-term investment returns				
Asia operations				
Long-term business:				
Before reclassification of held for sale Japan life business	1,960	–	–	1,960
Reclassification of Japan life business	(2)	–	–	(2)
	1,958	–	–	1,958
Eastspring investments	75	(6)	–	69
Other results	2,286	–	–	2,286
Pre-tax operating profit based on longer-term investment returns	4,319	(6)	–	4,313
Short-term fluctuations in investment returns:				
Before reclassification of held for sale Japan life business	538	–	5	543
Reclassification of Japan life business	(33)	–	–	(33)
	505	–	5	510
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	62	–	(62)	–
Effect of changes in economic assumptions:				
Before reclassification of held for sale Japan life business	(16)	–	–	(16)
Reclassification of Japan life business	14	–	–	14
	(2)	–	–	(2)
Profit attaching to held for sale Japan life business:				
Reclassification from pre-tax operating profit based on longer-term investment returns	2	–	–	2
Reclassification from short-term fluctuations in investment returns	33	–	–	33
Reclassification from effect of changes in economic assumptions	(14)	–	–	(14)
	21	–	–	21
Other items	115	–	–	115
Profit before tax	5,020	(6)	(57)	4,957
Tax attributable to shareholders' profit	(1,207)	6	13	(1,188)
Profit for the year attributable to shareholders	3,813	–	(44)	3,769
Items taken directly to shareholders' equity	(1,007)	–	44	(963)
Net increase in shareholders' equity	2,806	–	–	2,806
Total EPS based on post-tax profit (in pence)	150.1p	–	(1.8)p	148.3p

Financial statements
European Embedded Value (EEV) basis results
Notes on the EEV basis results

330 Prudential plc Annual Report 2013 Financial statements Notes on the EEV basis results/Directors’ responsibilities Notes on the EEV basis results continued 18 Additional information on the effect of the agreement to sell Japan life business and adoption of new and amended IFRS accounting standards continued Summary statement of financial position 31 Dec 2012 Łm As reported Effect of change under previous Under new basis IFRS 11 IAS 19 policies note (ii) Total net assets Total assets less liabilities, before deduction for insurance funds: 274,863 (3,095) – 271,768 Less insurance funds: Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds (264,504) 3,095 – (261,409) Less shareholders’ accrued interest in the long-term business 12,084 – – 12,084 Total net assets 22,443 – – 22,443 Notes (i) Following the agreement in July 2013 to sell the Group’s life insurance business in Japan, the results for the Japan life business have been shown separately in the Group’s analysis of profit – see note 4. (ii) Consistent with the requirements of IFRS 11, the Group’s EEV pre-tax results now incorporate the post-tax results for asset management joint venture operations. For life insurance joint venture operations, the EEV results continue to be presented on a pre-tax basis, ie as for the Group’s other insurance businesses. (iii) Under the amended IAS 19 all actuarial gains and losses and related tax are recognised in the movement in shareholders’ equity rather than in the summarised consolidated income statement.

Prudential plc Annual Report 2013 331 Statement of directors’ responsibilities in respect of the European Embedded Value (EEV) basis supplementary information The directors have chosen to prepare In preparing the EEV supplementary supplementary information in information, the directors have: accordance with the EEV Principles — Prepared the supplementary issued in May 2004 by the European information in accordance with the CFO Forum as supplemented by the EEV Principles; Additional Guidance on EEV Disclosures issued in October 2005. — Identified and described the business When compliance with the EEV covered by the EVM; Principles is stated, those principles require — Applied the EVM consistently to the the directors to prepare supplementary covered business; information in accordance with the Embedded Value Methodology (EVM) — Determined assumptions on a realistic contained in the EEV Principles and to basis, having regard to past, current and disclose and explain any non-compliance expected future experience and to any with the EEV guidance included in the relevant external data, and then applied EEV Principles. them consistently; — Made estimates that are reasonable and consistent; and — Described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group’s financial statements. European Embedded Value Statement of directors’ Financial statements (EEV) basis results responsibilities

332 Prudential plc Annual Report 2013 Financial statements Independent auditor’s report to Prudential plc Independent auditor’s report to Prudential plc on the European Embedded Value (EEV) basis supplementary information Opinions and conclusions arising Respective responsibilities of The purpose of this report and from our audit directors and auditor restrictions on its use by persons As explained more fully in the Directors’ other than the Company Our opinion on the EEV basis Responsibilities Statement set out on This report is made solely to the Company supplementary information is page 331, the directors have accepted in accordance with the terms of our unmodified responsibility for the preparation of engagement. Our audit work has been We have audited the EEV basis the supplementary information on undertaken so that we might state to the supplementary information of Prudential the EEV basis in accordance with the Company those matters we have been plc (the Company) for the year ended EEV Principles. engaged to state in this report and for 31 December 2013 set out in the EEV basis Our responsibility is to audit, and no other purpose. To the fullest extent results and Notes on the EEV basis results express an opinion on, the supplementary permitted by law, we do not accept or pages. The EEV basis supplementary information in accordance with the terms assume responsibility to anyone other than information should be read in conjunction of our engagement and in accordance the Company for our audit work, for this with the Group financial statements. with International Standards on Auditing report, or for the opinions we have formed. In our opinion, the EEV basis (UK and Ireland). Those standards require supplementary information of the Company us to comply with the Auditing Practices for the year ended 31 December 2013 has Board’s Ethical Standards for Auditors. been properly prepared, in all material respects, in accordance with the European Scope of an audit of financial Embedded Value Principles issued in May statements performed in accordance 2004 by the European CFO Forum as with ISAs (UK and Ireland) Rees Aronson supplemented by the Additional Guidance A description of the scope of an audit of for and on behalf of KPMG Audit Plc, on European Embedded Value Disclosures financial statements is provided on our Chartered Accountants issued in October 2005 (together ‘the EEV website at www.kpmg.com/uk/ London Principles’) using the methodology and auditscopeother2013. This report is assumptions set out in the Notes on the made subject to important explanations 11 March 2014 EEV basis results. regarding our responsibilities, as published This report is made solely to the on that website, which are incorporated Company in accordance with the terms of into this report as if set out in full and our engagement. Our audit work has been should be read to provide an undertaken so that we might state to the understanding of the purpose of this Company those matters we have been report, the work we have undertaken engaged to state in this report and for no and the basis of our opinions. other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Prudential plc Annual Report 2013 333 Section 7 Additional information 334 Index to the additional unaudited financial information 362 Risk factors 367 Glossary 371 Shareholder information 373 How to contact us Additional information

334 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information Index to the additional unaudited financial information I. Selected historical financial information 335 Selected historical financial information II. IFRS profit and loss information 338 a Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver 343 b Asia operations – analysis of IFRS operating profit by territory 344 c Analysis of asset management operating profit based on longer-term investment returns III. Other information 345 a Holding company cash flow 346 b Funds under management 348 c Additional information on pre and post-tax EEV basis results 350 d Reconciliation of expected transfer of value of in-force (VIF) and required capital business to free surplus 354 e Foreign currency source of key metrics 354 f Economic capital position 359 g Option schemes

Prudential plc Annual Report 2013 335

Additional unaudited financial information

I: Selected historical financial information

The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU) and European Embedded Value (EEV).

This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document.

Income statement data

	Year ended 31 December				
	2013 £m	**2012*** £m	**2011*** £m	**2010*** £m	**2009*** £m
IFRS basis results					
Gross premium earned	**30,502**	29,113	24,837	23,610	19,525
Outward reinsurance premiums	**(658)**	(491)	(417)	(349)	(323)
Earned premiums, net of reinsurance	**29,844**	28,622	24,420	23,261	19,202
Investment return	**20,347**	23,931	9,361	21,662	26,813
Other income	**2,184**	1,885	1,711	1,539	1,143
Total revenue, net of reinsurance	**52,375**	54,438	35,492	46,462	47,158
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	**(43,154)**	(45,144)	(28,706)	(39,687)	(40,474)
Acquisition costs and other expenditure	**(6,861)**	(6,032)	(4,717)	(4,692)	(4,463)
Finance costs: interest on core structural borrowings of shareholder-financed operations	**(305)**	(280)	(286)	(257)	(209)
Remeasurement of carrying value of Japan life business classified as held for sale	**(120)**	–	–	–	–
Loss on sale of Taiwan agency business	–	–	–	–	(559)
Total charges, net of reinsurance	**(50,440)**	(51,456)	(33,709)	(44,636)	(45,705)
Share of profits from joint ventures and associates, net of related tax	**147**	135	76	64	29
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*[note (i)]	**2,082**	3,117	1,859	1,890	1,482
Tax (charge) credit attributable to policyholders' returns	**(447)**	(370)	7	(607)	(829)
Profit before tax attributable to shareholders	**1,635**	2,747	1,866	1,283	653
Tax (charge) credit attributable to shareholders' returns	**(289)**	(584)	(415)	43	(15)
Profit from continuing operations after tax	**1,346**	2,163	1,451	1,326	638
Discontinued operations (net of tax)	**–**	–	–	–	(14)
Profit for the year	**1,346**	2,163	1,451	1,326	624
Based on profit for the year attributable to the equity holders of the Company:					
Basic earnings per share (in pence)	**52.8p**	85.1p	57.1p	52.4p	24.9p
Diluted earnings per share (in pence)	**52.7p**	85.0p	57.0p	52.3p	24.8p
Dividend per share declared and paid in reporting period (in pence)	**30.52p**	25.64p	25.19p	20.17p	19.20p

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013, as described in note A2. Accordingly, the 2009 to 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Additional information

336 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

I: Selected historical financial information continued

Supplementary IFRS income statement data

	Year ended 31 December				
	2013 £m	2012* £m	2011* £m	2010* £m	2009* £m
Operating profit based on longer-term investment returns[note (2)]	**2,954**	2,520	2,017	1,823	1,444
Short-term fluctuations in investment returns on shareholder-backed business	**(1,110)**	187	(157)	(201)	(173)
Costs of terminated AIA transaction	–	–	–	(377)	–
Gain on dilution of Group's holdings	–	42	–	30	–
Amortisation of acquisition accounting adjustments	**(72)**	(19)	–	–	–
(Loss) profit attaching to held for sale Japan life business	**(102)**	17	6	8	3
Costs of domestication of Hong Kong branch	**(35)**	–	–	–	–
Loss on sale and results of Taiwan agency business	–	–	–	–	(621)
Profit from continuing operations before tax attributable to shareholders[note (2)]	**1,635**	2,747	1,866	1,283	653
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests and excluding 2010 exceptional tax credit) (in pence)	**90.9p**	76.9p	62.7p	58.8p	43.3p
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests and including 2010 exceptional tax credit) (in pence)	**90.9p**	76.9p	62.7p	65.1p	43.3p

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013, as described in note A2. Accordingly, the 2009 to 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Supplementary EEV income statement data

	Year ended 31 December				
	2013 £m	2012* £m	2011* £m	2010* £m	2009* £m
Operating profit based on longer-term investment returns[note (2)]	**5,580**	4,313	3,981	3,702	3,093
Short-term fluctuations in investment returns on shareholder-backed business	**(819)**	510	(830)	(52)	315
Mark to market value movements on core borrowings	**152**	(380)	(14)	(164)	(795)
Effect of changes in economic assumptions	**821**	(2)	(141)	11	(908)
Costs of terminated AIA transaction	–	–	–	(377)	–
Gain on dilution of Group's holdings	–	42	–	3	–
Costs of domestication of Hong Kong branch	**(35)**	–	–	–	–
Gain on acquisition on REALIC	–	453	–	–	–
(Loss) profit attaching to held for sale Japan life business	**(35)**	21	(19)	(10)	27
Profit on sale and results of Taiwan agency business	–	–	–	–	91
Profit from continuing operations before tax attributable to shareholders	**5,664**	4,957	2,977	3,113	1,823
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests and excluding 2010 exceptional tax credit) (in pence)	**165.0p**	124.9p	116.0p	107.4p	89.1p
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests and including 2010 exceptional tax credit) (in pence)	**165.0p**	124.9p	116.0p	113.7p	89.1p

* The Group has adopted new accounting standards on joint arrangements and amendments to employee benefits, from 1 January 2013, as described in note 1. Accordingly, the 2009 to 2012 comparative EEV results have been adjusted retrospectively from those previously published for the application of the IFRS standards and for the effect of the Japan life business sale agreement.

Prudential plc Annual Report 2013 337

New business data

New business excluding Japan[note (3)]

	Year ended 31 December				
	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Annual premium equivalent (APE) sales:					
Asia[note (3)]	**2,125**	1,897	1,660	1,501	1,209
US	**1,573**	1,462	1,275	1,164	912
UK	**725**	836	746	820	723
Total APE sales	**4,423**	4,195	3,681	3,485	2,844
EEV new business profit (NBP)	**2,843**	2,452	2,151	2,028	1,619
NBP margin (% APE)	**64%**	58%	58%	58%	57%

Statement of financial position data

As of and for the year ended 31 December	2013 £m	2012* £m	2011* £m	2010* £m	2009* £m
Total assets	**325,932**	307,644	270,018	256,330	224,291
Total policyholder liabilities and unallocated surplus of with-profits funds	**286,014**	268,263	233,538	221,895	194,089
Core structural borrowings of shareholder-financed operations	**4,636**	3,554	3,611	3,676	3,394
Total liabilities	**316,281**	297,280	261,411	248,765	218,418
Total equity	**9,651**	10,364	8,607	7,565	5,873

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013, as described in note A2. Accordingly, the 2009 to 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Other data

As of and for the year ended 31 December	2013 £bn	2012 £bn	2011 £bn	2010 £bn	2009 £bn
Funds under management[note (4)]	**443**	406	352	340	290
EEV shareholders' equity, excluding non-controlling interests	**24.9**	22.4	19.6	18.2	15.3
Insurance Groups Directive capital surplus (as adjusted)[note (5)]	**5.1**	5.1	4.0	4.3	3.4

Notes

1 This measure is the formal profit (loss) before tax measure under IFRS, but is not the result attributable to shareholders.

2 Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, gain on dilution of Group's holdings, the costs arising from the domestication of the Hong Kong business, (loss) profit attaching to held for sale Japan life insurance business and, in 2010, costs associated with the terminated AIA transaction. Separately, on the IFRS basis, operating profit also excludes amortisation of acquisition accounting adjustments. In addition, for EEV basis results, operating profit excludes the effect of changes in economic assumptions, the market value movement on core borrowings and, in 2012, the gain arising on the acquisition of REALIC.

3 Asia comparative APE new business sales prior to 2011 exclude the Japanese insurance operations, which ceased writing new business from 15 February 2010.

4 Funds under management comprise funds of the Group held in the statement of financial position and external funds that are managed by Prudential asset management operations.

5 The surpluses shown are before allowing for the final dividends for each year, which are paid in the following year. The 2013 surplus is estimated.

Additional information

338 Prudential plc Annual Report 2013 **Additional information Additional unaudited financial information**

Additional unaudited financial information continued

II: IFRS profit and loss information

II(a) Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets;

ii Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses;

iii With-profits business represents the shareholders' transfer from the with-profits fund in the year;

iv Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency;

v Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses;

vi Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance, as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate); and

vii DAC adjustments comprises DAC amortisation for the year, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	2013 £m						
	Asia						
	On prior basis	Adjustments notes (ii), (iii)	Asia	US	UK	Unallocated	Total
Spread income	125	(10)	115	730	228	–	1,073
Fee income	154	–	154	1,172	65	–	1,391
With-profits	47	–	47	–	251	–	298
Insurance margin	681	(2)	679	588	89	–	1,356
Margin on revenues	1,574	(12)	1,562		187	–	1,749
Expenses:							
Acquisition costs	(1,015)	–	(1,015)	(914)	(110)	–	(2,039)
Administration expenses	(647)	13	(634)	(670)	(124)	–	(1,428)
DAC adjustments	32	3	35	313	(14)	–	334
Expected return on shareholder assets	58	–	58	24	134	–	216
Long-term business operating profit	1,009	(8)	1,001	1,243	706	–	2,950
Asset management operating profit	82	(8)	74	59	441	–	574
GI commission	–	–	–	–	29	–	29
Other income and expenditure note (i)	–	–	–	–	–	(599)	(599)
Total operating profit based on longer-term investment returns	1,091	(16)	1,075	1,302	1,176	(599)	2,954

Prudential plc Annual Report 2013 339

	2012 £m						
	Asia						
	As previously reported	Adjustments notes (ii), (iii)	Asia	US	UK	Unallocated	Total
Spread income	106	(13)	93	702	266	–	1,061
Fee income	141	–	141	875	61	–	1,077
With-profits	39	–	39	–	272	–	311
Insurance margin	594	(5)	589	399	39	–	1,027
Margin on revenues	1,453	(14)	1,439	–	216	–	1,655
Expenses:							
Acquisition costs	(903)	–	(903)	(972)	(122)	–	(1,997)
Administration expenses	(583)	13	(570)	(537)	(128)	–	(1,235)
DAC adjustments	(28)	12	(16)	442	(8)	–	418
Expected return on shareholder assets	43	–	43	55	107	–	205
Gain on China Life (Taiwan) shares	51	–	51	–	–	–	51
Long-term business operating profit	913	(7)	906	964	703	–	2,573
Asset management operating profit	75	(6)	69	39	371	–	479
GI commission	–	–	–	–	33	–	33
Other income and expenditure note (i)	–	–	–	–	–	(565)	(565)
Total operating profit based on longer-term investment returns	988	(13)	975	1,003	1,107	(565)	2,520

Notes

(i) Including restructuring and Solvency II implementation costs.

(ii) The analysis excludes the results of the held for sale life insurance business of Japan. The results of Japan life business excluded in 2013 were: profit of £3 million (2012: loss of £2 million).

(iii) The Group has adopted new accounting standards on joint arrangements, as described in note A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures' operating profit by treating it as an administration expense. This contributed to an additional expense, as follows:
- Long-term business – 2013: £5 million (2012: £9 million); and
- Asset management business – 2013: £8 million (2012: £6 million).

All other lines continue to include the Group's share of the relevant part of the joint ventures' pre-tax operating profit.

	Total					
	2013			2012		
Long-term business	Profit £m	Average liability notes (iii), (v) £m	Margin note (ii) bps	Profit £m	Average liability notes (iii), (iv), (v) £m	Margin note (ii) bps
Spread income	**1,073**	**64,312**	**167**	1,061	61,432	173
Fee income	**1,391**	**96,337**	**144**	1,077	78,433	137
With-profits	**298**	**97,393**	**31**	311	95,681	33
Insurance margin	**1,356**			1,027		
Margin on revenues	**1,749**			1,655		
Expenses:						
Acquisition costs note (i)	**(2,039)**	**4,423**	**(46)%**	(1,997)	4,195	(48)%
Administration expenses	**(1,428)**	**169,158**	**(84)**	(1,235)	142,205	(87)
DAC adjustments	**334**			418		
Expected return on shareholder assets	**216**			205		
Gain on China Life (Taiwan) shares	**–**			51		
Operating profit	**2,950**			2,573		

Additional information

340 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

II: IFRS profit and loss information continued

Notes

(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

(ii) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(iii) For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month-end balances throughout the year, as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. In addition, for REALIC (acquired in 2012), which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the year.

(iv) The Group has adopted new accounting standards on joint arrangements, as described in note A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures' operating profit by treating it as an administration expense. The impact of this change is explained in note (iii), to the 'Analysis of pre-tax IFRS operating profit by source' table earlier in this section. All other lines continue to include the Group's share of the relevant part of the joint ventures' pre-tax operating profit.

(v) The 2013 analysis excludes the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above. The comparative results have been presented on a consistent basis.

	Asia note (iii)					
	2013			2012 note (ii)		
Long-term business	Profit £m	Average liability note (iv) £m	Margin bps	Profit £m	Average liability note (iv) £m	Margin bps
Spread income	115	7,446	154	93	5,978	155
Fee income	154	13,714	112	141	12,648	111
With-profits	47	13,263	35	39	12,990	30
Insurance margin	679			589		
Margin on revenues	1,562			1,439		
Expenses:						
Acquisition costs[note (i)]	(1,015)	2,125	(48)%	(903)	1,897	(48)%
Administration expenses	(634)	21,160	(300)	(570)	18,626	(306)
DAC adjustments	35			(16)		
Expected return on shareholder assets	58			43		
Gain on China Life (Taiwan) shares	–			51		
Operating profit	1,001			906		

Notes

(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

(ii) The Group has adopted new accounting standards on joint arrangements, as described in note A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures' operating profit by treating it as an administration expense. The impact of this change is explained in note (iii) to the 'Analysis of pre-tax IFRS operating profit by source' table earlier in this section. All other lines continue to include the Group's share of the relevant part of the joint ventures' pre-tax operating profit.

(iii) The analysis excludes the 2012 and 2013 results of the life insurance business of Japan in both the individual profit and the average liability amounts shown in the table above.

(iv) Opening and closing policyholder liabilities, adjusted for corporate transactions, have been used to derive an average balance for the year, as a proxy for average balances throughout the year.

Analysis of Asia operating profit drivers

- Spread income has increased by £22 million from £93 million in 2012 to £115 million in 2013, an increase of 24 per cent, predominantly reflecting the growth of the Asian non-linked policyholder liabilities.
- Fee income has increased from £141 million in 2012 to £154 million in 2013, broadly in line with the increase in movement in average unit-linked liabilities.
- Insurance margin has increased by £90 million from £589 million in 2012 to £679 million in 2013, predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products and management action on claims controls and pricing. Insurance margin includes non-recurring items of £52 million (2012: £48 million), reflecting items that are not expected to reoccur in the future.
- Margin on revenues has increased by £123 million from £1,439 million in 2012 to £1,562 million in 2013, primarily reflecting the higher premium income recognised in the year.
- Acquisition costs have increased from £903 million in 2012 to £1,015 million in 2013, in line with the 12 per cent increase in sales, resulting in a stable acquisition cost ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 65 per cent (2012: 63 per cent) reflecting changes to product and country mix.
- Administration expenses have increased from £570 million in 2012 to £634 million in 2013 as the business continues to expand. The administration expense ratio remains broadly in line with prior periods at 300 basis points (2012: 306 basis points).

Prudential plc Annual Report 2013 341

	US					
	2013			2012		
Long-term business	Profit £m	Average liability note (ii) £m	Margin bps	Profit £m	Average liability note (ii) £m	Margin bps
Spread income	730	29,648	246	702	29,416	239
Fee income	1,172	59,699	196	875	44,046	199
Insurance margin	588			399		
Expenses:						
Acquisition costs[note (i)]	(914)	1,573	(58)%	(972)	1,462	(66)%
Administration expenses	(670)	97,856	(68)	(537)	75,802	(71)
DAC adjustments	313			442		
Expected return on shareholder assets	24			55		
Operating profit	1,243			964		

Notes

(i) The ratio for acquisition costs is calculated as a percentage of APE.

(ii) The calculation of average liabilities for Jackson is derived from month-end balances throughout the year, as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.

Analysis of US operating profit drivers

- Spread income has increased by 4 per cent to £730 million in 2013 from £702 million in 2012. The reported spread margin increased to 246 basis points from 239 basis points in 2012, primarily as a result of lower crediting rates. In addition, spread income benefited from swap transactions previously entered into to more closely match the overall asset and liability duration. Excluding this effect, the spread margin would have been 182 basis points (2012: 186 basis points).
- Fee income has increased by 34 per cent to £1,172 million in 2013, compared to £875 million in 2012, primarily due to higher average separate account balances due to positive net cash flows from variable annuity business and market appreciation. Fee income margin has remained broadly consistent with the prior year at 196 basis points (2012: 199 basis points), with the decrease primarily attributable to the change in the mix of business.
- Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with a benefit in the year from re-pricing actions, have increased the insurance margin from £399 million in 2012 to £588 million in 2013. This includes a benefit due to the inclusion of the full year of operations for REALIC, which contributed £188 million in 2013, compared to £87 million in 2012.
- Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by £58 million compared to 2012, due largely to the discontinuation of certain policy enhancement options on annuity business. As a percentage of APE, acquisition costs have decreased to 58 per cent for 2013, compared to 66 per cent in 2012. This is due to the discontinuation of contract enhancements mentioned above and the continued increase in producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front end commissions.
- Administration expenses increased to £670 million during 2013 compared to £537 million in 2012, primarily as a result of higher asset-based commissions paid on the larger 2013 separate account balance. Asset-based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis, as opposed to a cost of acquisition and are offset by higher fee income. Excluding the trail commissions previously mentioned, the resulting administration expense ratio would be lower at 44 basis points (2012: 48 basis points), reflecting the benefits of operational leverage.
- DAC adjustments decreased to £313 million in 2013 compared to £442 million in 2012, due to lower levels of current year acquisition costs being deferred and higher DAC amortisation being incurred following higher gross profits. Certain acquisition costs are not fully deferrable, resulting in new business strain of £198 million for 2013 (2012: £174 million) mainly reflecting the increase in sales in the period.

Additional information

342 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

II: IFRS profit and loss information continued

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2013 £m				2012 £m			
	Other operating profits	Acquisition costs			Other operating profits	Acquisition costs		
Long-term business		Incurred	Deferred	Total		Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,844			1,844	1,494			1,494
Less new business strain		(914)	716	(198)		(972)	798	(174)
Other DAC adjustments – amortisation of previously deferred acquisition costs:								
Normal			(485)	(485)			(412)	(412)
Decelerated			82	82			56	56
Total	1,844	(914)	313	1,243	1,494	(972)	442	964

	UK					
	2013			2012		
Long-term business	Profit £m	Average liability note (ii) £m	Margin bps	Profit £m	Average liability note (ii) £m	Margin bps
Spread income	228	27,218	84	266	26,038	102
Fee income	65	22,924	28	61	21,739	28
With-profits	251	84,130	30	272	82,691	33
Insurance margin	89			39		
Margin on revenues	187			216		
Expenses:						
Acquisition costs[note (i)]	(110)	725	(15)%	(122)	836	(15)%
Administration expenses	(124)	50,142	(25)	(128)	47,777	(27)
DAC adjustments	(14)			(8)		
Expected return on shareholders' assets	134			107		
Operating profit	706			703		

Notes

(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

(ii) Opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year.

Analysis of UK operating profit drivers

- Spread income has reduced from £266 million in 2012 to £228 million in 2013, principally due to lower annuity sales in the year.
- Fee income has increased in line with the increase in unit-linked liabilities.
- With-profits income has decreased by £21 million from £272 million in 2012 to £251 million in 2013, principally due to a 50 basis point reduction in annual bonus rates. This has contributed to the reduction in the with-profits margin from 33 basis points in 2012 to 30 basis points in 2013.
- Insurance margin has increased from £39 million in 2012 to £89 million in 2013. This increase arises from our improved profits from our protection business, the non-recurrence of the 2012 effect of strengthening longevity assumptions on our annuity book and £27 million positive impact of undertaking a longevity swap on certain aspects of the UK's annuity back-book liabilities in the first half of 2013.
- Margin on revenues represents premium charges for expenses and other sundry net income received by the UK. 2013 income was £187 million, £29 million lower than in 2012, reflecting lower premium volumes in the year.
- Acquisition costs as a percentage of new business sales are in line with 2012 at 15 per cent. Lower commission payments from the implementation of the recommendations of the Retail Distribution Review have been more than offset by the effect of lower bulk annuity sales in the year, which traditionally are less capital intensive.

  The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is, therefore, impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 32 per cent in 2013 (2012: 33 per cent).
- Administration expenses at £124 million are £4 million lower than for 2012 due to lower project spend in the first half of the year.
- Expected return on shareholder assets has increased from £107 million in 2012 to £134 million in 2013, principally due to improved investment returns in the year and higher surplus assets.

Prudential plc Annual Report 2013 343

II(b) Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2013 £m	AER 2012* £m	AER vs 2012	CER vs 2012
Hong Kong	101	88	15%	13%
Indonesia	291	260	12%	23%
Malaysia	137	118	16%	17%
Philippines	18	15	20%	19%
Singapore	219	206	6%	5%
Thailand	53	7	657%	640%
Vietnam	54	25	116%	115%
SE Asia operations inc. Hong Kong	873	719	21%	25%
China	10	16	(38)%	(40)%
India	51	50	2%	10%
Korea	17	16	6%	2%
Taiwan	12	18	(33)%	(34)%
Other	(4)	(5)	(20)%	(20)%
Non-recurrent items[note (ii)]	44	48	(8)%	(10)%
Operating profit before gain on China Life of Taiwan	1,003	862	16%	20%
Gain on sale of stake in China Life of Taiwan[note (ii)]	–	51	(100)%	(100)%
Total insurance operations[note (i)]	1,003	913	10%	13%
Development expenses	(2)	(7)	(71)%	(71)%
Total long-term business operating profit[note (iii)]	1,001	906	10%	13%
Eastspring Investments	74	69	7%	9%
Total Asia operations	1,075	975	10%	13%

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i) Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2013 £m	2012* £m
New business strain	(15)	(46)
Business in force	974	860
Non-recurrent items:[note (ii)]		
Other non-recurrent items	44	48
Gain on sale of stake in China Life (Taiwan)	–	51
Total	1,003	913

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The IFRS new business strain corresponds to approximately 1 per cent of new business APE premiums for 2013 (2012: approximately 2 per cent of new business APE). The improvement is driven by a shift in overall sales mix to lower strain products and countries.

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii) During 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million crystallising a gain of £51 million.

Other non-recurrent items of £44 million in 2013 (2012: £48 million) represent a small number of items that are not anticipated to re-occur in subsequent years.

(iii) To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan life business are not included within the long-term business operating profit for Asia. The 2012 comparative results have also been adjusted. The Japan life business contributed a profit of £3 million in 2013 (2012: loss of £(2) million).

Additional information

344 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

II: IFRS profit and loss information continued

II(c) Analysis of asset management operating profit based on longer-term investment returns

	2013 £m				
	M&G note (ii)	Eastspring Investments note (iii)	PruCap	US	Total
Operating income before performance-related fees	863	215	121	362	1,561
Performance-related fees	25	1	–	–	26
Operating income(net of commission)[note (i)]	888	216	121	362	1,587
Operating expense[note (i)]	(505)	(134)	(75)	(303)	(1,017)
Share of associate's results	12	–	–	–	12
Group's share of tax on joint ventures' operating profit	–	(8)	–	–	(8)
Operating profit based on longer-term investment returns	395	74	46	59	574
Average funds under management	£233.8bn	£61.9bn			
Margin based on operating income*	37 bps	35 bps			
Cost/income ratio†	59%	62%			

	2012 £m				
	M&G note (ii)	Eastspring Investments note (iii)	PruCap	US	Total
Operating income before performance-related fees	734	201	120	296	1,351
Performance-related fees	9	2	–	–	11
Operating income (net of commission)[note (i)]	743	203	120	296	1,362
Operating expense[note (i)]	(436)	(128)	(69)	(257)	(890)
Share of associate's results	13	–	–	–	13
Group's share of tax on joint ventures' operating profit	–	(6)	–	–	(6)
Operating profit based on longer-term investment returns	320	69	51	39	479
Average funds under management	£205.1bn	£55.0bn			
Margin based on operating income*	36 bps	37 bps			
Cost/income ratio†	59%	64%			

Notes

(i) Operating income and expense includes the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the income statement, as shown in note B2 of the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.

(ii) M&G and Eastspring Investments can be further analysed as follows:

M&G

	Operating income before performance related fees					
	Retail £m	Margin of FUM* bps	Institutional‡ £m	Margin of FUM* bps	Total £m	Margin of FUM* bps
2013	550	89	313	18	863	37
2012	438	91	296	19	734	36

Eastspring Investments

	Operating income before performance related fees					
	Retail £m	Margin of FUM* bps	Institutional‡ £m	Margin of FUM* bps	Total £m	Margin of FUM* bps
2013	127	60	88	22	215	35
2012	118	64	83	24	201	37

* Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

† Cost/income ratio represents cost as a percentage of operating income before performance related fees.

‡ Institutional includes internal funds.

(iii) The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2 following adoption of IFRS 11 for Group's joint ventures. This amount is excluded from the cost for cost/income ratio purposes.

Prudential plc Annual Report 2013 345

III: Other information

III(a) Holding company cash flow

	2013 £m	2012 £m
Net cash remitted by business units:		
UK net remittances to the Group		
UK Life fund paid to the Group	206	216
Shareholder-backed business:		
Other UK paid to the Group	149	101
Group invested in UK	–	(4)
Total shareholder-backed business	149	97
Total UK net remittances to the Group	355	313
US remittances to the Group	294	249
Asia net remittances to the Group		
Asia paid to the Group:		
Long-term business	454	491
Other operations	56	60
	510	551
Group invested in Asia:		
Long-term business	(9)	(107)
Other operations (including funding of regional head office costs)	(101)	(103)
	(110)	(210)
Total Asia net remittances to the Group	400	341
M&G remittances to the Group	235	206
PruCap remittances to the Group	57	91
Net remittances to the Group from business units	1,341	1,200
Net interest paid	(300)	(278)
Tax received	202	194
Corporate activities	(185)	(158)
Solvency II costs	(32)	(47)
Total central outflows	(315)	(289)
Operating holding company cash flow before dividend*	1,026	911
Dividend paid	(781)	(655)
Operating holding company cash flow after dividend*	245	256
Issue of hybrid debt, net of costs	1,124	–
Acquisition of Thanachart Life	(397)	–
Hedge purchase cost (equity tail risks)	–	(32)
Costs of the domestication of the Hong Kong branch	(31)	–
Other net cash payments	(83)	(43)
Total holding company cash flow	858	181
Cash and short-term investments at beginning of year	1,380	1,200
Foreign exchange movements	(8)	(1)
Cash and short-term investments at end of year	2,230	1,380

* Including central finance subsidiaries.

Additional information

346 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

III: Other information continued

III(b) Funds under management

a Summary[note (i)]

	2013 £bn	2012* £bn
Business area:		
Asia operations	38.0	38.9
US operations	104.3	91.4
UK operations	157.3	154.0
Prudential Group funds under management	299.6	284.3
External funds[note (ii)]	143.3	121.4
Total funds under management	442.9	405.7

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i) Including Group's share of assets managed by joint ventures.

(ii) External funds shown above as at 31 December 2013 of £143.3 billion (2012: £121.4 billion) comprise £148.2 billion (2012: £133.5 billion) of funds managed by M&G and Eastspring Investments as shown in note (c) below, less £4.9 billion (2012: £12.1 billion) that are classified within Prudential Group's funds. The £148.2 billion (2012: £133.5 billion) investment products comprise £143.9 billion (2012: £129.5 billion) as published in the New Business schedules plus Asia Money Market Funds of £4.3 billion (2012: £4.0 billion).

b Prudential Group funds under management – analysis by business area

	Asia operations		US operations		UK operations		Total	
	2013 £bn	2012* £bn	2013 £bn	2012* £bn	2013 £bn	2012* £bn	2013 £bn	2012* £bn
Investment properties†	–	–	–	0.1	11.7	10.6	11.7	10.7
Equity securities	14.4	12.7	66.0	49.6	39.8	36.3	120.2	98.6
Debt securities	18.6	20.1	30.3	33.0	84.0	85.8	132.9	138.9
Loans and receivables	0.9	1.0	6.4	6.2	5.3	5.5	12.6	12.7
Other investments and deposits	0.9	1.8	1.6	2.5	16.0	15.5	18.5	19.8
Total included in statement of financial position	34.8	35.6	104.3	91.4	156.8	153.7	295.9	280.7
Internally managed funds held in insurance join ventures	3.2	3.3	–	–	0.5	0.3	3.7	3.6
Total Prudential Group funds under management	38.0	38.9	104.3	91.4	157.3	154.0	299.6	284.3

* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

† As included in the investments section of the consolidated statement of financial position at 31 December 2013, except for £0.3 billion (2012: £0.1 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

Prudential plc Annual Report 2013 347

c Investment products – external funds under management

	2013 £m				
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2013
Eastspring Investments[note]	21,634	74,206	(72,111)	(1,507)	22,222
M&G	111,868	40,832	(31,342)	4,631	125,989
Group total	133,502	115,038	(103,453)	3,124	148,211

	2012 £m				
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2012
Eastspring Investments[note]	19,221	60,498	(59,098)	1,013	21,634
M&G	91,948	36,463	(19,582)	3,039	111,868
Group total	111,169	96,961	(78,680)	4,052	133,502

Note
Including Asia Money Market Funds at 31 December 2013 of £4.3 billion (2012: £4.0 billion).

d M&G and Eastspring Investments – total funds under management

M&G	2013 £bn	2012 £bn
External funds under management	126.0	111.9
Internal funds under management	118.0	116.4
Total funds under management	244.0	228.3

Eastspring Investments	2013 £bn	2012 £bn
External funds under management[note]	22.2	21.6
Internal funds under management	37.7	36.5
Total funds under management	59.9	58.1

Note
Including Asia Money Market Funds at 31 December 2013 of £4.3 billion (2012: £4.0 billion).

Additional information

348 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

III: Other information continued

III(c) Additional information on pre and post-tax EEV basis results

The Group intends to alter its basis of presentation of EEV results for 2014 and subsequent reporting periods to a post-tax basis, in line with the approach adopted by a number of international insurance groups. The following tables provide an analysis of the Group's profit and loss account and key accompanying notes on a pre-tax and post-tax basis for the most recent reporting periods.

Pre and post-tax operating profit based on longer-term investment returns

	Pre-tax			Post-tax note (i)		
	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m
Asia operations						
New business notes (ii),(iii)	1,460	1,266	659	1,139	982	502
Business in force*:						
Unwind of discount and other expected returns	846	595	400	668	465	315
Effect of changes in operating assumptions	17	22	(13)	5	13	(6)
Experience variances and other items	64	75	33	80	76	18
	927	692	420	753	554	327
Long-term business	2,387	1,958	1,079	1,892	1,536	829
Eastspring Investments*	74	69	38	64	58	32
Development expenses	(2)	(7)	(2)	(1)	(5)	(2)
Total*	2,459	2,020	1,115	1,955	1,589	859
US operations						
New business note (ii)	1,086	873	479	706	568	311
Business in force:						
Unwind of discount and other expected returns	608	412	287	395	268	187
Effect of changes in operating assumptions	116	35	70	76	23	45
Experience variances and other items	411	290	180	349	238	164
	1,135	737	537	820	529	396
Long-term business	2,221	1,610	1,016	1,526	1,097	707
Broker-deal and asset management	59	39	34	39	18	21
Total	2,280	1,649	1,050	1,565	1,115	728
UK operations						
New business note (ii)	297	313	130	237	241	100
Business in force:						
Unwind of discount and other expected returns	547	482	267	437	373	204
Effect of changes in operating assumptions	122	87	–	98	67	–
Experience variances and other items	67	(16)	7	60	10	–
	736	553	274	595	450	204
Long-term business	1,033	866	404	832	691	304
General insurance commission	29	33	15	22	25	11
Total UK insurance operations	1,062	899	419	854	716	315
M&G (including Prudential Capital)	441	371	225	346	285	175
Total	1,503	1,270	644	1,200	1,001	490
Other income and expenditure	(619)	(554)	(304)	(482)	(476)	(235)
Solvency II and restructuring costs	(43)	(72)	(26)	(34)	(55)	(21)
Operating profit based on longer-term investment returns	5,580	4,313	2,479	4,204	3,174	1,821
Analysed as profits (losses) from:						
New business notes (ii),(iii)	2,843	2,452	1,268	2,082	1,791	913
Business in force*	2,798	1,982	1,231	2,168	1,533	927
Long-term business*	5,641	4,434	2,499	4,250	3,324	1,840
Asset management*	574	479	297	449	361	228
Other results	(635)	(600)	(317)	(495)	(511)	(247)
Total*	5,580	4,313	2,479	4,204	3,174	1,821

* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and for the reclassification of the result attributable to the held for sale Japan life business – see note 18 of the EEV basis results section.

Prudential plc Annual Report 2013 349

Summary of consolidated income statement

	Pre-tax			Post-tax note (i)		
	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m
Operating profit based on longer-term investment returns*	**5,580**	4,313	2,479	**4,204**	3,174	1,821
Short-term fluctuations in investment returns:						
Asia operations*	**(405)**	362	(282)	**(308)**	302	(223)
US operations	**(422)**	(254)	(404)	**(280)**	(163)	(271)
UK insurance operations	**35**	315	(92)	**28**	243	(70)
Other operations*	**(27)**	87	(30)	**(4)**	83	(23)
	(819)	510	(808)	**(564)**	465	(587)
Effect of changes in economic assumptions:						
Asia operations	**283**	(135)	333	**255**	(99)	272
US operations	**372**	85	62	**242**	56	40
UK insurance operations	**166**	48	289	**132**	37	222
	821	(2)	684	**629**	(6)	534
Other non-operating profit	**82**	136	156	**89**	136	156
Total non-operating profit	**84**	644	32	**154**	595	103
Profit attributable to shareholders	**5,664**	4,957	2,511	**4,358**	3,769	1,924

* The 2012 comparative results have been adjusted retrospectively from those previously published for the revised IAS 19 and for the reclassification of the result attributable to the held for sale Japan life business - see note 18 of the EEV basis results section.

Notes

(i) The tax rates include the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been substantively enacted by the end of the reporting period.

(ii) New business contribution

	Pre-tax new business contribution				Post-tax new business contribution			
	Asia operations £m	US operations £m	UK insurance operations £m	Total £m	Asia operations £m	US operations £m	UK insurance operations £m	Total £m
Full year 2013	**1,460**	**1,086**	**297**	**2,843**	**1,139**	**706**	**237**	**2,082**
Q3 2013	990	756	204	1,950	767	492	163	1,422
Half year 2013	659	479	130	1,268	502	311	100	913
Q1 2013	308	192	63	563	237	125	48	410
Full year 2012	1,266	873	313	2,452	982	568	241	1,791
Q3 2012	828	683	227	1,738	627	444	173	1,244
Half year 2012	547	442	152	1,141	414	288	116	818
Q1 2012	260	214	62	536	197	139	47	383
Full year 2011	1,076	815	260	2,151	811	530	195	1,536

(iii) New business contribution by Asia territory

	Pre-tax			Post-tax		
	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m
Asia operations:						
China	**37**	26	17	**28**	20	13
Hong Kong	**354**	210	162	**283**	162	125
India	**18**	19	10	**15**	15	8
Indonesia	**480**	476	228	**359**	365	174
Korea	**33**	26	19	**25**	20	14
Taiwan	**37**	48	16	**31**	40	13
Other	**501**	461	207	**398**	360	155
Total Asia operations	**1,460**	1,266	659	**1,139**	982	502

Additional information

350 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

III: Other information continued

III(d) Reconciliation of expected transfer of value of in-force (VIF) and required capital business to free surplus

The tables below show how the VIF generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 2 per cent) of the Group's embedded value emerges after this date, analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2013, the tables also present the expected future free surplus to be generated from the investment made in new business during 2013 over the same 40 year period.

Expected transfer of value of in-force (VIF) and required capital business to free surplus

	2013 £m							
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2013 long-term new business written*			
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2014	801	902	462	2,165	116	260	24	400
2015	821	817	471	2,109	140	113	21	274
2016	798	760	467	2,025	142	114	21	277
2017	735	709	467	1,911	111	40	19	170
2018	705	700	479	1,884	107	108	21	236
2019	682	666	466	1,814	93	92	20	205
2020	672	670	462	1,804	96	85	20	201
2021	665	623	455	1,743	99	127	20	246
2022	654	540	451	1,645	93	105	20	218
2023	650	469	461	1,580	105	88	21	214
2024	635	386	449	1,470	89	70	19	178
2025	633	313	440	1,386	93	58	18	169
2026	637	265	429	1,331	88	50	18	156
2027	637	228	423	1,288	89	43	18	150
2028	624	206	408	1,238	109	38	18	165
2029	596	174	401	1,171	84	29	18	131
2030	590	162	389	1,141	85	24	18	127
2031	570	146	377	1,093	84	20	18	122
2032	561	158	368	1,087	82	17	18	117
2033	544	85	363	992	90	15	19	124
2034 to 2038	2,586	305	1,400	4,291	399	32	82	513
2039 to 2043	2,334	104	1,152	3,590	357	(13)	96	440
2044 to 2048	2,075	–	569	2,644	313	–	54	367
2049 to 2053	1,808	–	336	2,144	276	–	37	313
Total free surplus expected to emerge in the next 40 years	22,013	9,388	12,145	43,546	3,340	1,515	658	5,513

* The analysis excludes amounts incorporated into VIF at 31 December 2013 where there is no definitive timeframe for when the payments will be made or receipts received. In particular, it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2053. Following its classification as held for sale, the Asia cash flows exclude any cash flows in respect of Japan.

The above amounts can be reconciled to the new business amounts as follows:

	2013 £m			
New business	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2014 to 2053	3,340	1,515	658	5,513
Less: discount effect	(2,098)	(516)	(397)	(3,011)
Discounted expected free surplus generation for years 2014 to 2053	1,242	999	261	2,502
Discounted expected free surplus generation for years 2053+	52	–	2	54
Less: free surplus investment in new business	(310)	(298)	(29)	(637)
Other items*	155	5	3	163
Post-tax EEV new business profit	1,139	706	237	2,082
Tax	321	380	60	761
Pre-tax EEV new business profit	1,460	1,086	297	2,843

* Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

Prudential plc Annual Report 2013 351

The undiscounted expected free surplus generation from all in-force business at 31 December 2013 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2012 as follows:

Group	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	Other £m	Total £m
2012 expected free surplus generation for years 2013 to 2052	**1,950**	1,816	1,788	1,687	1,671	1,594	24,646	35,152
Less: Amounts expected to be realised in the current year	**(1,950)**	–	–	–	–	–	–	(1,950)
Add: expected free surplus to be generated in year 2053*	–	–	–	–	–	–	179	179
Foreign exchange differences	–	(90)	(84)	(75)	(72)	(68)	(1,204)	(1,593)
New business	–	400	274	277	170	236	4,156	5,513
Acquisition of Thanachart Life	–	17	13	11	8	5	20	74
Operating movements	–	(45)	1	1	16	26		
Non-operating and other movements†	–	67	117	124	118	91	5,655	6,171
2013 expected free surplus generation for years 2014 to 2053	–	2,165	2,109	2,025	1,911	1,884	33,452	43,546

Asia	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	Other £m	Total £m
2012 expected free surplus generation for years 2013 to 2052	**719**	761	724	686	654	628	13,069	17,241
Less: amounts expected to be realised in the current year	**(719)**	–	–	–	–	–	–	(719)
Add: expected free surplus to be generated in year 2053*	–	–	–	–	–	–	135	135
Foreign exchange differences	–	(79)	(73)	(65)	(61)	(58)	(1,132)	(1,468)
New business	–	116	140	142	111	107	2,724	3,340
Acquisition of Thanachart Life	–	17	13	11	8	5	20	74
Operating movements	–	(21)	(5)	–	3	6		
Non-operating and other movements†	–	7	22	24	20	17	3,337	3,410
2013 expected free surplus generation for years 2014 to 2053	–	801	821	798	735	705	18,153	22,013

US	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	Other £m	Total £m
2012 expected free surplus generation for years 2013 to 2052	**785**	572	600	557	587	551	3,897	7,549
Less: amounts expected to be realised in the current year	**(785)**	–	–	–	–	–	–	(785)
Add: expected free surplus to be generated in year 2053*	–	–	–	–	–	–	–	–
Foreign exchange differences	–	(11)	(11)	(10)	(11)	(10)	(72)	(125)
New business	–	260	113	114	40	108	880	1,515
Operating movements	–	(6)	3	6	18	21		
Non-operating and other movements	–	87	112	93	75	30	795	1,234
2013 expected free surplus generation for years 2014 to 2053	–	902	817	760	709	700	5,500	9,388

* Excluding 2013 new business.
† Includes the removal of Japan life business following its reclassification as held for sale.

Additional information

352 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

III: Other information continued

UK	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	Other £m	Total £m
2012 expected free surplus generation for years 2013 to 2052	**446**	483	464	444	430	415	7,680	10,362
Less: amounts expected to be realised in the current year	**(446)**	–	–	–	–	–	–	(446)
Add: expected free surplus to be generated in year 2053*	–	–	–	–	–	–	44	44
New business	–	24	21	21	19	21	552	658
Operating movements	–	(18)	3	(5)	(5)	(1)		
Non-operating and other movements†	–	(27)	(17)	7	23	44	1,523	1,527
2013 expected free surplus generation for years 2014 to 2053	–	462	471	467	467	479	9,799	12,145

* Excluding 2013 new business.
† The amounts shown above for non-operating and other movements include the effects of a partial hedge of the future shareholder transfers expected to emerge from the UK's with-profits sub-fund that was transacted in 2013. This hedge reduces the risk arising from equity market declines for the years 2014-2018. However, in rising equity markets as assumed in preparing the EEV results, the hedge reduces the projected free surplus benefit of those higher returns. Consistent with this feature, for 2014 the expected free surplus generation compared to that expected at 31 December 2012 is reduced by £(58) million as a result of this hedge.

At 31 December 2013, the total free surplus expected to be generated over the next five years (years 2014 to 2018 inclusive), using the same assumptions and methodology as underpin our embedded value reporting was £10.1 billion, an increase of £1.5 billion from the £8.6 billion expected over the same period at the end of 2012.

This increase primarily reflects the new business written in 2013, which is expected to generate £1,357 million of free surplus over the next five years. Operating, non-operating and other items are expected to increase free surplus generation by £570 million over the next five years, but this has been offset by adverse foreign exchange movements of £389 million.

At 31 December 2013, the total free surplus expected to be generated on an undiscounted basis in the next forty years is £43.5 billion, up from the £35 billion expected at end of 2012, reflecting the effect of new business written and the positive market movements in Asia, following increases in bond yields principally in Hong Kong, Indonesia and Singapore, together with higher projected separate account fees following increase in US equities values. The foreign exchange translation effect arising across US and Asia operations is a reduction of £1.6 billion. The overall growth in the undiscounted value of free surplus, reflects both our ability to write new business on attractive economics and to manage the in-force book for value, as well as the positive gearing of our cash flows to rising long-term yields and equity markets.

Actual underlying free surplus generated in 2013 from life business in force at the end of 2012 was £2.6 billion inclusive of £0.5 billion of changes in operating assumptions and experience variances. This compares with the expected 2013 realisation at the end of 2012 of £2.0 billion. This can be analysed further as follows:

	Asia £m	US £m	UK £m	Total £m
Transfer to free surplus in 2013	713	796	508	2,017
Expected return on free assets	74	41	18	133
Changes in operating assumptions and experience variances	32	292	154	478
Underlying free surplus generated from in-force life business in 2013	819	1,129	680	2,628
2013 free surplus expected to be generated at 31 December 2012	719	785	446	1,950

Prudential plc Annual Report 2013 353

The equivalent discounted amounts of the undiscounted totals shown previously are outlined below:

	2013 £m							
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2013 new business written			
Expected period of emergence	**Asia**	**US**	**UK**	**Total**	**Asia**	**US**	**UK**	**Total**
2014	759	866	431	2,056	110	250	22	382
2015	717	737	410	1,864	119	101	18	238
2016	646	642	381	1,669	111	95	17	223
2017	553	562	354	1,469	80	32	15	127
2018	493	519	339	1,351	71	79	15	165
2019	443	463	308	1,214	57	63	14	134
2020	406	436	285	1,127	54	54	13	121
2021	375	380	261	1,016	52	76	12	140
2022	343	311	242	896	44	58	11	113
2023	316	255	230	801	47	45	11	103
2024	291	197	208	696	37	33	10	80
2025	271	150	190	611	36	25	8	69
2026	254	121	172	547	31	20	8	59
2027	238	99	158	495	30	16	8	54
2028	221	86	142	449	35	13	7	55
2029	199	69	130	398	25	10	6	41
2030	185	63	117	365	24	8	6	38
2031	170	55	105	330	22	6	6	34
2032	157	57	96	310	21	5	5	31
2033	144	27	88	259	22	4	5	31
2034 to 2038	587	98	269	954	85	7	19	111
2039 to 2043	405	41	151	597	59	(1)	15	73
2044 to 2048	281	–	47	328	41	–	6	47
2049 to 2053	192	–	20	212	29	–	4	33
Total discounted free surplus expected to emerge in the next 40 years	8,646	6,234	5,134	20,014	1,242	999	261	2,502

The above amounts can be reconciled to the Group's financial statements as follows:

	Total £m
Discounted expected generation from all in-force business for years 2014 to 2053	20,014
Discounted expected generation from all in-force business for years after 2053	393
Discounted expected generation from all in-force business (excluding Japan) at 31 December 2013	20,407
Add: free surplus of life operations held at 31 December 2013	3,220
Less: time value of guarantees	(196)
Expected cash flow from the sale of Japan life business*	25
Other non-modelled items†	1,157
Total EEV for life operations	24,613

* Upon completion of the sale of the Japan life business £25 million of free surplus will be released. See note 4 of the EEV basis results section for further details.
† These relate to items where there is no definitive timeframe for when the payments will be made or receipts received and are, consequently, excluded from the amounts incorporated into the tables above showing the expected generation of free surplus from in-force business at 31 December 2013. In particular, it excludes the value of the shareholders' interest in the estate.

Additional information

354 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

III: Other information continued

III(e) Foreign currency source of key metrics

The tables below show the Group's key free surplus, IFRS and EEV, metrics analysis by contribution by currency group:

Free surplus and IFRS full year 2013 results

	Underlying free surplus generated note 2 %	Pre-tax operating profit notes 2,3,4 %	Shareholders' funds notes 2,3,4 %
US$ linked note 1	14	19	14
Other Asia currencies	9	17	18
Total Asia	23	36	32
UK sterling notes 3,4	42	20	53
US$ note 4	35	44	15
Total	100	100	100

EEV full year 2013 results

	Pre-tax New Business profits %	Pre-tax operating profit notes 2,3,4 %	Shareholders' funds notes 2,3,4 %
US$ linked note 1	29	26	28
Other Asia currencies	22	18	15
Total Asia	51	44	43
UK sterling notes 3,4	11	15	37
US$ note 4	38	41	20
Total	100	100	100

Notes

1 US$ linked – comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
2 Includes long-term, asset management business and other businesses.
3 For operating profit and shareholders' funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
4 For shareholders' funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

III(f) Economic capital position

Following provisional agreement on the Omnibus II Directive on 13 November 2013, Solvency II is now expected to come into force on 1 January 2016. Therefore, our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with draft Level 2 'Delegated Acts' provide a viable framework for the calculation of Solvency II results, there remain material areas of uncertainty and in many areas the methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group's lead regulator. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and, therefore, the economic capital results shown below should not be interpreted as outputs from an approved Solvency II internal model.

At 31 December 2013, the Group had an economic capital surplus of £11.3 billion and an economic solvency ratio of 257 per cent (before taking into account the 2013 final dividend). A summary of the capital position is shown in the table below:

31 December 2013	£bn Economic capital position note
Available capital	18.5
Economic Capital Requirement	7.2
Surplus	11.3
Economic solvency ratio	**257%**

Note

Based on the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

Prudential plc Annual Report 2013 355 These results are based on outputs from our current Solvency II internal model, assessed against a draft set of rules and with a number of key working assumptions. Further explanation of the underlying methodology and assumptions are set out in the sections below. By disclosing economic capital information at this stage, the directors of Prudential plc are seeking to provide an indication of the potential outcome of Solvency II based on the Group’s current interpretation of the draft rules. An update of the capital position will be reported annually going forwards and will evolve to reflect changes to the Solvency II rules, ongoing refinements to our internal model calibrations, and feedback from the Prudential Regulation Authority on Prudential’s approach to implementing this new capital regime. Against this background of uncertainty, it is possible that the final outcome of Solvency II could result in a fall in the Group solvency ratio, relative to the results shown above. Methodology In line with Solvency II, for the Group’s European and Asia life business, and holding companies, the available capital is the value of assets in excess of liabilities. The key components of available capital are the market value of assets, insurance technical provisions (calculated as the sum of best estimate liabilities plus a risk margin) and other liabilities. Subordinated debt forms part of available capital, rather than being treated as a liability, since this debt is subordinated to policyholder claims. As a general principle, both assets and liabilities are recognised at the value at which they could theoretically be transferred to a third party in an arms length transaction. On the asset side of the balance sheet, assets are mostly held at IFRS fair value. However, adjustments are required to IFRS values to eliminate intangible items such as goodwill and deferred acquisition costs and to take account of economic assets which are excluded from the current IFRS balance sheet such as the present value of future with-profits shareholder transfers. The best estimate liability is calculated by taking the average of future risk-adjusted best estimate cash flows, taking into account the time value of money and the relative liquidity of those liabilities. The best estimate liability allows for the value of options and guarantees embedded in existing contracts as well as the value of future discretionary benefits payable to policyholders. Realistic management actions and policyholder behaviour are allowed for where relevant. In addition, since capital requirements are only derived to cover risks over a one year horizon, a risk margin is added to the best estimate liability to cover the cost of ceding liabilities to a third party after one year, assuming a 6 per cent per annum cost of capital, in line with Solvency II requirements. The Economic Capital Requirement measures the potential reduction in the value of available capital over a one year time horizon, in an adverse 1-in-200 probability event, consistently with the Solvency II Directive. This allows for diversification effects between different risk types and between entities. No restrictions on the economic value of overseas surplus have been allowed for in assessing the capital position at Group level. Prudential’s US insurance entities are included in the economic capital position on a local RBC basis under the assumption of US equivalence and the assumed permitted use of the ’deduction and aggregation’ method. This is in line with our view of the most likely outcome of Solvency II given the agreement reached in the Omnibus II Directive. The contribution of US insurance entities to the Group surplus is that in excess of 250 per cent of the US RBC Company Action Level, which is in line with the level at which we measure both the Group’s IGD surplus and the Group’s reported free surplus amount. In line with the draft Solvency II requirements under the ’deduction and aggregation’ method, no diversification benefit is allowed for between US insurance entities and other parts of the Group. The contribution of Japan to the Group surplus has been set equal to the ‘held for sale’ accounting value of Ł48 million, pending completion of the sale. The impact of the domestication of the Hong Kong branch, which became effective on 1 January 2014, is not allowed for in these economic capital results, but is estimated to have a negative impact on the Group solvency ratio of -4 percentage points, mainly due to a loss of diversification in the risk margin following separation of the Hong Kong business into a subsidiary. Consistently with evolving Solvency II requirements, the Group calculation also includes all non-insurance entities, including asset management companies, Prudential Capital and holding companies, as follows: — Asset managers are included in line with existing sectoral capital rules, and Prudential Capital is included on a Basel basis, which follows the expected Solvency II treatment; — Defined benefit pension schemes are included using international accounting standards and, in addition, a capital requirement is added; and — Holding companies are measured on a Solvency II basis, as if they were insurance companies, in line with draft Solvency II rules. In addition to the assumption of US equivalence, and without applying restrictions to the economic value of overseas surplus, other key elements of Prudential’s methodology relating to areas that are presently unclear in the draft Solvency II rules, and which are likely to evolve as more detailed requirements are clarified, relate to: (i) The liability discount rate for UK annuities, which is currently set by applying a ‘liquidity premium’ in addition to the risk-free rate. This liquidity premium addition reflects the long-term buy-and-hold nature of the assets backing UK annuity liabilities, which are, therefore, not directly exposed to changes in market credit spreads, but instead to long-term default risk over the term of the assets. This liquidity premium will be replaced with the corresponding Solvency II ‘Matching Adjustment’ when the rules and interpretation relating to this Solvency II calculation are clarified; (ii) The impact of transitional arrangements on technical provisions, for which no allowance has been made in the economic capital position, but which may apply under Solvency II (although the use of this transitional is subject to regulatory approval and the extent to which it is permitted is likely to depend on the final Solvency II capital position); and (iii) The credit risk adjustment to the risk-free rate, which is currently set at 10 basis points, consistent with the specification in Quantitative Impact Study 5, but where discussions are ongoing at a European level as part of the process to agree the more detailed Solvency II rules. Further, current drafts of the Solvency II rules remain unclear in relation to capital tiering requirements and, therefore, tiering limits are not yet applied. Prudential’s methodology in the areas highlighted above will evolve in the future as the final Solvency II requirements become clearer. In addition, there are a range of other calibration issues which will remain unclear until Solvency II requirements have been finalised and our Solvency II internal model has been reviewed and approved by the Prudential Regulation Authority. Therefore, the capital position may change as methodology is refined in the lead up to 2016 when Solvency II is expected to formally replace the current IGD regime. Additional information

356 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

III: Other information continued

Assumptions

The key assumptions required for the economic capital calibration are:

(i) Assumptions used to derive non-market related best estimate liability cash flows, which are based on EEV best estimate assumptions;
(ii) Assumptions used to derive market related best estimate liability cash flows, which are based on market data at the valuation date where this data is reliable and comes from a deep and liquid market, or on appropriate extrapolation methodologies where markets are not sufficiently liquid to be reliable;
(iii) Assumptions underlying the calculation of the best estimate liability in respect of dynamic management actions and policyholder behaviour;
(iv) Assumptions underlying the risk models used to calculate the 1-in-200 level capital requirements for the Economic Capital Requirement which are set using a combination of historic market, demographic and operating experience data and expert judgement; and
(v) Assumptions on the dependencies between risks, which are calibrated using a combination of historic data and expert judgement.

The risk-free curve at which best estimate liability cash flows are discounted is based on market swap rates (with the exception of Vietnam where no liquid swap market exists and government bond yields are therefore used), with a deduction of 10 basis points to allow for a 'credit risk adjustment' to swap rates. In addition, a liquidity premium is added to the liability discount rate for UK annuities, in both the base balance sheet and in the stressed conditions underlying the Economic Capital Requirement. In the absence of a Matching Adjustment calibration, the liquidity premium has been derived by reference to existing Solvency I allowances and a range of other industry benchmarks. The allowances vary by fund reflecting the nature of the respective asset portfolios and the extent of asset-liability cash flow matching, which are also likely to be key inputs into the Solvency II Matching Adjustment calculation. The resulting liquidity premium allowances are summarised in the table below. The final Solvency II discount curve is subject to considerable uncertainties and may vary significantly from these assumptions.

	31 December 2013	
Line of business	**Base liquidity premium - bps (relative to swaps)** £m	**Percentage of total stressed credit spreads attributed to liquidity premium** %
PRIL annuities	61	51%
PAC non-profit sub-fund annuities	55	52%

Aside from UK annuities, no liquidity premium allowance has been assumed for any other lines of business.

Reconciliation of IFRS to economic available capital

The table below shows the reconciliation of Group IFRS shareholders' equity to available capital.

	£bn
Reconciliation of IFRS equity to economic available capital	**Available capital** note
IFRS shareholders' equity at 31 December 2013	9.7
Adjustment to restate US insurance entities onto a US Risk Based Capital basis	(0.6)
Remove DAC, goodwill and intangibles	(2.7)
Add subordinated debt treated as economic available capital	3.8
Insurance contract valuation differences	5.8
Add value of shareholder transfers	4.1
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.3)
Other	(0.3)
Available capital at 31 December 2013	18.5

Note
Based on the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The key differences between the two metrics are:

— £0.6 billion represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis which underpins the US Risk Based Capital regime;
— £2.7 billion due to the removal of DAC and goodwill from the IFRS balance sheet;
— £3.8 billion due to the addition of subordinated debt which is treated as available capital on an economic basis but as a liability under IFRS;
— £5.8 billion due to differences in insurance valuation requirements between economic capital and IFRS, with available capital partially capturing the economic value of in-force business which is excluded from IFRS, offset to some extent by the inclusion of a risk margin which is not required under IFRS;
— £4.1 billion due to the inclusion of the value of future shareholder transfers from with-profits business on the economic balance sheet in the UK and Asia, which is excluded from the determination of the Group's IFRS shareholders' funds; and
— £1.3 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.

Prudential plc Annual Report 2013 357

Analysis of movement in the economic capital position

The table below shows the movement during the financial year in the Group's economic capital surplus.

Analysis of movement from 1 January to 31 December 2013	Economic capital surplus £bn note	Economic solvency ratio % note
Economic solvency position as at 1 January 2013	8.8	215%
Model changes	0.1	2%
Operating experience	2.1	31%
Non-operating experience	0.9	12%
Other capital movements:		
Acquisitions/disposals	(0.5)	(8)%
Foreign currency translation movements	(0.4)	0%
Subordinated debt issuance	1.1	16%
Dividends	(0.8)	(11)%
Economic solvency position as at 31 December 2013	11.3	257%

Note
Based on the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

During 2013, the Group's economic capital surplus increased from £8.8 billion to £11.3 billion. The total movement over the year was equivalent to a 42 percentage point increase in the Group economic solvency ratio, driven by:

— *Model changes:* a positive impact to Group surplus arising from a number of modelling enhancements and refinements;
— *Operating experience:* generated by in-force business, new business written in 2013, the beneficial impact of management actions taken during 2013 to de-risk the business, and small impacts from non-market assumption changes and non-market experience variances over the year;
— *Non-operating experience:* mainly arising from positive market experience during 2013; and
— *Other capital movements:* a reduction in surplus from the acquisition of Thanachart Life and the preparation for sale of the Japanese business, the negative impact of exchange rate movements, an increase in surplus from new subordinated debt issuances and a reduction in surplus due to dividend payments in 2013.

Analysis of Group Economic Capital Requirement

The table below shows the split of the £7.2 billion Group Economic Capital Requirement by risk type[1] at 31 December 2013. However, there are material areas of uncertainty with regard to methodology and assumptions in the internal model which remain subject to review and approval by the Prudential Regulation Authority. Therefore, the results shown below should not be interpreted as outputs from an approved internal model.

	% of undiversified Economic Capital Requirement[2]	% of diversified Economic Capital Requirement[2]
Market:	53%	64%
Equity	15%	24%
Credit	20%	37%
Yields (interest rates)	13%	0%
Other	5%	3%
Insurance:	36%	28%
Mortality/morbidity	8%	4%
Lapse	19%	21%
Longevity	9%	3%
Operational/expense	11%	8%

Notes
1 The Group Economic Capital Requirement by risk type includes capital requirements in respect of Jackson's risk exposures, based on 250% of the US RBC Company Action Level.
2 Based on the Group's Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

Additional information

358 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information Additional unaudited financial information continued III: Other information continued The Group’s most material risk exposures are to financial markets, in particular to equities and credit spreads, which we hold to generate a higher return on capital over the long term. The Group also has material insurance risk exposures including longevity risk from UK annuities, lapse risk across a wide range of products, and mortality and morbidity risk mainly arising from protection products written in Asia. These risks diversify strongly with market risks, even after allowing for market-related policyholder behaviour, thereby, increasing the return on capital which can be earned from the balanced mix of risks. A brief description of the most material risks is set out below: — The Group’s exposure to equities mainly arises from UK shareholder transfers linked to policyholder funds (partially offset by economic equity hedges) and from future fund management charges on unit-linked funds in Asia. The equity exposure arising from Jackson’s variable annuity business is mostly hedge; — The Group also has significant exposure to credit risk, mainly from the UK annuity portfolio and from Jackson’s fixed annuity credit portfolio. Credit exposures across the Group are carefully monitored and managed as part of the Group’s risk management framework; — The Group is exposed to movements in yields (interest rates), while falling interest rates increase the risks arising from policyholder guarantees in with-profits funds and variable annuities, falling interest rates also increase the value of future insurance profits; — The most material insurance risk exposures arise from UK longevity risk, and lapse, mortality and morbidity risk in Asia; and — The Group is also exposed to expense and operational risk, which is closely monitored and managed through internal control processes. Sensitivity testing of Group economic solvency position Stress testing the economic capital position gives the following results (as at 31 December 2013): — An instantaneous 20 per cent fall in equity markets would reduce surplus by Ł0.3 billion but increase the economic solvency ratio to 260 per cent; — An instantaneous 40 per cent fall in equity markets would reduce surplus by Ł1.0 billion but increase the economic solvency ratio to 258 per cent; — A 100 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by Ł1.3 billion and reduce the economic solvency ratio to 225 per cent; — A 100 basis points increase in interest rates would increase surplus by Ł0.8 billion and increase the economic solvency ratio to 284 per cent; and — A 100 basis points increase in credit spreads2 would reduce surplus by Ł1.3 billion and reduce the economic solvency ratio to 254 per cent. These sensitivity results demonstrate the resilience of the economic capital position following large falls in equity markets, sizeable reductions in yields and a severe credit event. The adverse impact of falling equity markets mainly results from a reduction in the value of with-profits shareholder transfers and future fund management charges in the UK and Asia. Equity hedging reduces the impact of these exposures and a dynamic equity hedging programme is also in place to manage the equity risk arising in Jackson’s variable annuities business. A fall in yields has a material adverse impact on Group surplus which largely arises from a decrease in the value of future with-profits shareholder transfers and an increase in the size of risk margins. Falling yields also increases the value of the Group’s external debt, reducing the Group surplus. However, these impacts are partially offset by an increase in the value of future insurance profits and changes in the value of hedging assets. Widening credit spreads adversely impacts on the annuity business in the UK since this is deemed to represent an increase, to some extent, in the expected level of future defaults. Jackson is not exposed to credit spread widening on a US RBC basis, but an increase in defaults in the Jackson credit book would have a negative impact on the Group capital position and is reflected in the credit stress test above. Statement of independent review The methodology, assumptions and overall result have been subject to examination by KPMG LLP. Note 2 For the credit spread widening stress 10 times expected defaults are assumed for Jackson since credit spread movements do not directly impact on the US RBC result.

Prudential plc Annual Report 2013 359

III(g) Option schemes

The Group maintains four share option schemes satisfied by the issue of new shares. Executive directors and eligible employees based in the UK may participate in the UK savings-related share option scheme, executives based in Asia and eligible employees can participate in the international savings-related share option scheme. Employees based in Dublin are eligible to participate in the Prudential International Assurance sharesave plan, and Hong Kong based agents can participate in the non-employee savings-related share option scheme. Further details of the schemes and accounting policies are detailed in note B3.2 of the IFRS basis consolidated financial statements.

All options were granted at £nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services (excluding options granted to agents under the non-employee savings-related share option scheme) or in excess of the individual limit for the relevant scheme.

The options schemes will terminate as follows, unless the directors resolve to terminate the plans at an earlier date:

- UK savings-related share option scheme: 16 May 2023;
- International savings-related share option scheme: 31 May 2021;
- Prudential International Assurance sharesave plan: 3 August 2019; and
- International savings-related share option scheme for non-employees 2012: 17 May 2022.

The weighted average share price of Prudential plc for the year ended 31 December 2013 was £11.14 (2012: £7.69).

Particulars of options granted to directors are included in the Directors' Remuneration Report on page 89.

The closing price of the shares immediately before the date on which the options were granted during the current period was £12.02.

The following analyses show the movement in options for each of the option schemes for the year ended 31 December 2013.

UK savings-related share option scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
29 Sep 05	4.07	01 Dec 12	31 May 13	3,780	–	(1,260)	–	–	(2,520)	–
20 Apr 06	5.65	01 Jun 13	30 Nov 13	7,322	–	(7,322)	–	–	–	–
28 Sep 06	4.75	01 Dec 13	31 May 14	13,325	–	(13,177)	–	–	–	148
26 Apr 07	5.72	01 Jun 14	30 Nov 14	503	–	–	–	–	–	503
27 Sep 07	5.52	01 Dec 12	31 May 13	5,108	–	(5,108)	–	–	–	–
27 Sep 07	5.52	01 Dec 14	31 May 15	1,668	–	–	–	–	–	1,668
25 Apr 08	5.51	01 Jun 13	30 Nov 13	26,509	–	(26,367)	–	–	(142)	–
25 Apr 08	5.51	01 Jun 15	30 Nov 15	1,544	–	–	–	–	–	1,544
25 Sep 08	4.38	01 Dec 13	31 May 14	43,374	–	(30,871)	–	–	(186)	12,317
25 Sep 08	4.38	01 Dec 15	31 May 16	11,205	–	(278)	–	–	(54)	10,873
27 Apr 09	2.88	01 Jun 12	30 Nov 12	5,709	–	(5,709)	–	–	–	–
27 Apr 09	2.88	01 Jun 14	30 Nov 14	1,719,205	–	(27,753)	(1,085)	(26,797)	(7,623)	1,655,947
27 Apr 09	2.88	01 Jun 16	30 Nov 16	177,492	–	(343)	(227)	(5,686)	(111)	171,125
25 Sep 09	4.25	01 Dec 12	31 May 13	40,985	–	(39,875)	–	(854)	(256)	–
25 Sep 09	4.25	01 Dec 14	31 May 15	86,651	–	(407)	(3,659)	–	(178)	82,407
28 Sep 10	4.61	01 Dec 13	31 May 14	256,720	–	(190,529)	(468)	(3,081)	(211)	62,431
28 Sep 10	4.61	01 Dec 15	31 May 16	123,861	–	(470)	(669)	–	(467)	122,255
16 Sep 11	4.66	01 Dec 14	31 May 15	458,199	–	(2,656)	(9,306)	(9,923)	(2,209)	434,105
16 Sep 11	4.66	01 Dec 16	31 May 17	184,570	–	(1,073)	(1,960)	(653)	(2,195)	178,689
21 Sep 12	6.29	01 Dec 15	31 May 16	986,901	–	(1,609)	(25,004)	(13,132)	(7,147)	940,009
21 Sep 12	6.29	01 Dec 17	31 May 18	147,509	–	–	(2,623)	(4,771)	–	140,115
20 Sep 13	9.01	01 Dec 16	31 May 17	–	422,798	–	(3,992)	(398)	–	418,408
20 Sep 13	9.01	01 Dec 18	31 May 19	–	91,054	–	–	–	–	91,054
				4,302,140	513,852	(354,807)	(48,993)	(65,295)	(23,299)	4,323,598

The total number of securities available for issue under the scheme is 4,323,598 which represents 0.169 per cent of the issued share capital at 31 December 2013.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £12.28.

The weighted average fair value of options granted under the plan in the period was £9.01.

Additional information

360 Prudential plc Annual Report 2013 Additional information Additional unaudited financial information

Additional unaudited financial information continued

III: Other information continued

International savings-related share option scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
26 Apr 07	5.72	01 Jun 12	30 Nov 12	14,489	–	–	–	–	(14,489)	–
25 Apr 08	5.51	01 Jun 13	30 Nov 13	4,192	–	(2,739)	–	–	–	1,453
25 Sep 08	4.38	01 Dec 13	31 May 14	6,951	–	(3,448)	–	–	–	3,503
27 Apr 09	2.88	01 Jun 12	30 Nov 12	63,474	–	–	–	–	(63,474)	–
27 Apr 09	2.88	01 Jun 14	30 Nov 14	78,133	–	(1,372)	–	(1,188)	–	75,573
25 Sep 09	4.25	01 Dec 12	31 May 13	41,541	–	(24,469)	(1,181)	–	(10,542)	5,349
25 Sep 09	4.25	01 Dec 14	31 May 15	2,682	–	–	–	–	–	2,682
28 Sep 10	4.61	01 Dec 13	31 May 14	119,163	–	(82,381)	–	(7,685)	–	29,097
28 Sep 10	4.61	01 Dec 15	31 May 16	6,130	–	–	–	–	–	6,130
16 Sep 11	4.66	01 Dec 14	31 May 15	352,841	–	(721)	(7,014)	(22,994)	–	322,112
16 Sep 11	4.66	01 Dec 16	31 May 17	25,739	–	–	–	–	–	25,739
21 Sep 12	6.29	01 Dec 15	31 May 16	681,368	–	(138)	(5,357)	(46,542)	–	629,331
21 Sep 12	6.29	01 Dec 17	31 May 18	34,701	–	–	–	(8,587)	–	26,114
20 Sep 13	9.01	01 Dec 16	31 May 17	–	699,724	–	(4,910)	(3,325)	(666)	690,823
20 Sep 13	9.01	01 Dec 18	31 May 19	–	58,737	–	(3,328)	–	–	55,409
				1,431,404	758,461	(115,268)	(21,790)	(90,321)	(89,171)	1,873,315

The total number of securities available for issue under the scheme is 1,873,315 which represents 0.073 per cent of the issued share capital at 31 December 2013.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £12.15.

The weighted average fair value of options granted under the plan in the period was £9.01.

Prudential International Assurance sharesave plan

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
27 Apr 09	2.88	01 Jun 12	30 Nov 12	3,646	–	–	–	–	(3,646)	–
27 Apr 09	2.88	01 Jun 14	30 Nov 14	6,567	–	–	–	–	–	6,567
25 Sep 09	4.25	01 Dec 12	31 May 13	639	–	(614)	–	–	(25)	–
				10,852	–	(614)	–	–	(3,671)	6,567

The total number of securities available for issue under the scheme is 6,567 which represents 0.0003 per cent of the issued share capital at 31 December 2013.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £9.73.

Prudential plc Annual Report 2013 361

Non-employee savings-related share option scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
26 Apr 07	5.72	01 Jun 12	30 Nov 12	12,779	–	–	–	–	(12,779)	–
27 Sep 07	5.52	01 Dec 12	31 May 13	2,970	–	(2,874)	–	–	(96)	–
25 Apr 08	5.51	01 Jun 13	30 Nov 13	3,834	–	–	(1,837)	–	–	1,997
25 Sep 08	4.38	01 Dec 13	31 May 14	13,708	–	(4,522)		–	–	9,186
27 Apr 09	2.88	01 Jun 12	30 Nov 12	27,532	–	–	–	–	–	27,532
27 Apr 09	2.88	01 Jun 14	30 Nov 14	686,366	–	–	–	–	–	686,366
25 Sep 09	4.25	01 Dec 12	31 May 13	16,676	–	(16,673)	–	–	(3)	–
25 Sep 09	4.25	01 Dec 14	31 May 15	11,717	–	–	–	–	–	11,717
28 Sep 10	4.61	01 Dec 13	31 May 14	1,096,742	–	(744,626)	(3,950)	(6,363)	–	341,803
28 Sep 10	4.61	01 Dec 15	31 May 16	368,850	–	–		(6,636)	–	362,214
16 Sep 11	4.66	01 Dec 14	31 May 15	608,943	–	–	(3,347)	(4,678)	–	600,918
16 Sep 11	4.66	01 Dec 16	31 May 17	262,682	–	–	(4,336)	(572)	–	257,774
21 Sep 12	6.29	01 Dec 15	31 May 16	443,315	–	–	(2,003)	(3,005)	–	438,307
21 Sep 12	6.29	01 Dec 17	31 May 18	96,300	–	–	(6,011)	–	–	90,289
20 Sep 13	9.01	01 Dec 16	31 May 17	–	784,887	–	(7,425)	–	–	777,462
20 Sep 13	9.01	01 Dec 18	31 May 19	–	426,605	–	–	(1,664)	–	424,941
				3,652,414	1,211,492	(768,695)	(28,909)	(22,918)	(12,878)	4,030,506

The total number of securities available for issue under the scheme is 4,030,506 which represents 0.157 per cent of the issued share capital at 31 December 2013.

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £12.92.

The weighted average fair value of options granted under the plan in the period was £9.01.

Additional information

362 Prudential plc Annual Report 2013 **Additional information Risk factors**

Risk factors

A number of factors (risk factors) affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, is not updated, and any forward-looking statements are made subject to the reservations specified below under 'Forward Looking Statements'.

Prudential's approaches to managing risks are explained in the 'Group Chief Risk Officer's report on the risks facing our business and our capital strength' section of this document.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. Since 2008 Prudential has operated against a challenging background of periods of significant volatility in global capital and equity markets, interest rates and liquidity, and widespread economic uncertainty. Government interest rates also remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential's business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

- Investment impairments or reduced investment returns, which could impair Prudential's ability to write significant volumes of new business and would have a negative impact on its assets under management and profit;
- Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;
- Failure of counterparties to transactions with Prudential or, for derivative transactions adequate collateral not being in place;
- Estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and
- Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over sovereign debt, general slowing in world growth from subdued or slowdown in demand and the timing and scale of quantitative easing programmes of central banks. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and profitability. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential's reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrenders levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors including interest rates, equity levels, bond spreads and volatility. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential's results.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, for Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic results which may be less significant under IFRS reporting.

A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations held in its investment portfolio. In recent years, rating agencies have downgraded the sovereign debt of some countries. There is a risk of further downgrades.

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the

Prudential plc Annual Report 2013 363

sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be affected, as might counter party relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalue or otherwise alter the currencies in which its obligations are denominated this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact on Prudential's gearing ratios (defined as debt over debt plus shareholders' funds).

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure and enhanced supervisory powers.

Current EU directives, including the EU Insurance Groups Directive ('IGD') require EU financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new prudential regulatory framework for insurance companies, referred to as 'Solvency II'. The approach is based on the concept of three pillars. Pillar 1 consists of the quantitative requirements, for example, the amount of capital an insurer should hold. Pillar 2 sets out requirements for the governance and risk management of insurers, as well as for the effective supervision of insurers. Pillar 3 focuses on disclosure and transparency requirements.

The Solvency II Directive covers valuation, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Prudential Regulation Authority ('PRA'). The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, once adopted, will amend certain aspects of the Solvency II Directive. In November 2013, representatives from the European Parliament, the European Commission and the Council of the European Union reached an agreement on the Omnibus II Directive, which is currently expected to be adopted in early 2014. As a result, Solvency II is now expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (EIOPA) are continuing to develop the detailed rules that will complement the high-level principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-2015. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, is expected to be subject to supervisory judgement and approval. As a result there is a risk that the effect of the measures

Additional Information

364 Prudential plc Annual Report 2013 Additional information Risk factors

Risk factors continued

finally adopted could be adverse for Prudential, including potentially a significant increase in the capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013, the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of its competitors. The designation as a G-SII is likely to lead to additional policy measures being applied to the designated group. Based on a policy framework released by the IAIS concurrently with the initial list, these additional policy measures will include enhanced Group-wide supervision. This enhanced supervision is intended to commence immediately and will include the development by July 2014 of a Systemic Risk Management Plan (SRMP) under supervisory oversight and implementation thereafter and, by the end of 2014, a group Recovery and Resolution Plan (RRP) and Liquidity Risk Management Plan (LRMP). The G-SII regime also introduces two types of capital requirements, the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a higher loss absorption (HLA) requirement for conducting non-traditional insurance and non-insurance activities. The IAIS released a consultation paper on the BCR in December 2013 and Prudential will participate in the field testing of the proposals (expected in the first half of 2014). Prudential is monitoring the development of, and the potential impact of, the framework of policy measures and engaging with the PRA on the implications of this designation. The IAIS currently expects to finalise the BCR and HLA proposals by November 2014 and the end of 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with the BCR expected to be introduced between 2015 and 2019. The HLA requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles and standards for group supervision and so may increase the focus of regulators in some jurisdictions. It is also expected to include some prescriptive requirements, including an Insurance Capital Standard (ICS). A revised draft ComFrame proposal was released for consultation in October 2013. The IAIS will undertake a field testing exercise from 2014 to 2018 to assess the impacts of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group's accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. It remains uncertain whether the proposals in the Exposure Draft will become the final IASB standard. The timing of the changes taking effect is uncertain but not expected to be before 2018.

Any changes or modification of IFRS accounting policies may require a change in the future results or a retrospective adjustment of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed.

Regulators are increasingly interested in the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third party distributors.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index annuity and insurance product industries. This focus includes new regulations in respect of the suitability of sales of certain products such as alternative investments. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that challenge current practices, or are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to

Prudential plc Annual Report 2013 365

companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends on management's ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

In Asia, the Group's principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA, and Manulife and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential's principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Lloyds Banking Group, Standard Life, Schroders, Invesco Perpetual and Fidelity.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Prudential Financial, Lincoln National, MetLife and TIAA-CREF.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's and A by Fitch. These ratings have a stable outlook.

Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa2 by Moody's, AA by Standard & Poor's and AA by Fitch. These ratings have a stable outlook.

Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best. These ratings have a stable outlook.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on and require significant investment in IT, compliance and other operational systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential's IT, compliance and other operational systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. For example, although Prudential has not experienced a material failure or breach in relation to its legacy and other IT systems and processes to date, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber-security attacks.

Prudential's legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or breaches. Such events could, among other things, harm Prudential's ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its relationships with its business partners and customers. Similarly, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period.

Prudential has not experienced or identified any operational risks in its systems or processes during 2013, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Additional information

366 Prudential plc Annual Report 2013 Additional information Risk factors

Risk factors continued

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group's results of operations could be adversely affected.

Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group's joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its joint venture partners fails to meet its obligations under the joint venture, encounters financial difficulty, or fails to comply with local regulation or international standards such as those for the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements or material failure in controls (such as those for the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's financial condition and results of operations.

Prudential plc Annual Report 2013 367

Glossary

AER
Actual Exchange Rates are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date.

Annual premium equivalent or APE
A measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent of single premiums on new business written during the period.

Asset backed security
A security whose value and income payments are derived from and collateralised (or 'backed') by a specified pool of underlying assets. The pool of assets is typically a group of small and illiquid assets that are unable to be sold individually.

Available-for-sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. AFS securities are measured at fair value on the statement of financial position with unrealised gains and losses being booked in Other Comprehensive Income instead of the income statement.

Back book of business
The insurance policies sold in past periods that are still in-force and hence are still recorded on the insurer's balance sheet.

Bonuses
Bonuses refer to the non-guaranteed benefit added to participating life insurance policies and are the way in which policyholders receive their share of the profits of the policies. There are normally two types of bonus:

- Regular bonus – expected to be added every year during the term of the policy. It is not guaranteed that a regular bonus will be added each year, but once it is added, it cannot be reversed, also known as annual or reversionary bonus; and
- Final bonus – an additional bonus expected to be paid when policyholders take money from the policies. If investment return has been low over the lifetime of the policy, a final bonus may not be paid. Final bonuses may vary and are not guaranteed.

Bulk annuity
A bulk annuity, sometimes referred to as a bulk purchase annuity, is a contract between a defined benefit pension scheme and an insurance company, whereby an insurance company insures some or all of the liabilities of the pension scheme.

Cash surrender value
The amount of cash available to a policy holder on the surrender of or withdrawal from a life insurance policy or annuity contract.

CER
Constant Exchange Rate – Prudential plc reports its results at both actual exchange rates (AER) to reflect actual results and also constant exchange rates (CER) so as to eliminate the impact from exchange translation. CER results are calculated by translating prior year results using current period foreign currency exchange rates ie current period average rates for the income statements and current period closing rate for the balance sheet.

Closed-book life insurance business
A 'closed book' is essentially a group of insurance policies that are no longer sold, but are still featured on the books of a life insurer as a premium-paying policy. The insurance company has 'closed the books' on new sales of these products which will remain in run-off until the policies expire and all claims are settled.

Core structural borrowings
Borrowings which Prudential considers to form part of its core capital structure and exclude operational borrowings.

Credit risk
The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.

Currency risk
The risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates. Also referred to as foreign exchange risk.

Deferred acquisition costs or DAC
Acquisition costs are expenses of an insurer which are incurred in connection with the acquisition of new insurance contracts or the renewal of existing insurance policies. They include commissions and other variable sales inducements and the direct costs of issuing the policy, such as underwriting and other policy issue expenses. Typically, under IFRS, an element of acquisition costs are deferred ie not expensed in the year incurred, and instead amortised in the income statement in line with the emergence of surpluses on the related contracts.

Deferred annuities
Annuities or pensions due to be paid from a future date or when the policyholder reaches a specified age.

Discretionary participation features or DPF
A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

- That are likely to be a significant portion of the total contractual benefits;
- Whose amount or timing is contractually at the discretion of the issuer; and
- That are contractually based on asset, fund, company or other entity performance.

Dividend cover
Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

Endowment product
An ordinary individual life insurance product that provides the insured party with various guaranteed benefits if it survives specific maturity dates or periods stated in the policy. Upon the death of the insured party within the coverage period, a designated beneficiary receives the face value of the policy.

European Embedded Value or EEV
Financial results that are prepared on a supplementary basis to the Group's consolidated IFRS results and which are prepared in accordance with a set of Principles issued by the Chief Financial Officers Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance of EEV Disclosures published in October 2005. The principles are designed to capture the value of the new business sold in the period and of the business in force.

Additional Information

368 Prudential plc Annual Report 2013 Additional information Glossary

Glossary continued

Fixed annuities
Fixed annuity contracts written in the US which allow for tax-deferred accumulation of funds, are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible pay-out options. The contract holder pays the insurer a premium, which is credited to the contract holders' account. Periodically, interest is credited to the contract holders' account and administrative charges are deducted, as appropriate.

Fixed index annuities
These are similar to fixed annuities in that the contract holder pays the insurer a premium, which is credited to the contract holders' account and, periodically, interest is credited to the contract holders' account and administrative charges are deducted, as appropriate. An annual minimum interest rate may be guaranteed, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

Funds under management
These comprise funds of the Group held in the statement of financial position and external funds that are managed by Prudential asset management operations.

Group free surplus
Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

Guaranteed annuities
Policies that pay out a fixed amount of benefit for a defined period.

Guaranteed investment contract (GIC) (US)
An investment contract between an insurance company and an institutional investor, which provides a stated rate of return on deposits over a specified period of time. They typically provide for partial or total withdrawals at book value if needed for certain liquidity needs of the plan.

Guaranteed minimum accumulation benefit (GMAB) (US)
A guarantee that ensures that the contract value of a variable annuity contract will be at least equal to a certain minimum amount after a specified number of years.

Guaranteed minimum death benefit (GMDB) (US)
The basic death benefit offered under variable annuity contracts, which specifies that if the owner dies before annuity income payments begin, the beneficiary will receive a payment equal to the greater of the contract value or purchase payments less withdrawals.

Guaranteed minimum income benefit (GMIB) (US)
A guarantee that ensures, under certain conditions, that the owner may annuitise the variable annuity contract based on the greater of (a) the actual account value or (b) a pay-out base equal to premiums credited with some interest rate, or the maximum anniversary value of the account prior to annuitisation.

Guaranteed minimum withdrawal benefit (GMWB) (US)
A guarantee in a variable annuity that promises that the owner may make annual withdrawals of a defined amount for the life of the owner or until the total guaranteed amount is recovered, regardless of market performance or the actual account balance.

Health and protection
These comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. Health and protection products are sold both as standalone policies and as riders that can be attached to life insurance products. Health and Protection riders are presented together with ordinary individual life insurance products for purposes of disclosure of financial information.

IGD surplus
The Prudential Group's solvency surplus measured in accordance with the EU Insurance Groups Directive.

Immediate annuity
An annuity in which payments to the annuitant or beneficiary start at once upon establishment of the annuity plan or scheme. Such annuities are almost always purchased with a single (lump sum) payment.

In-force
An insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated.

Inherited estate
For life insurance proprietary companies, surplus capital available on top of what is necessary to cover policyholders reasonable expectations. An inherited (orphan) estate is effectively surplus capital on a realistic basis built over time and not allocated to policyholders or shareholders.

Internal rate of return (IRR)
The IRR is equivalent to the discount rate at which the present EEV value of the post-tax cash flows expected to be earned over the life time of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

Internal vesting
Internal vestings are proceeds from a Prudential policy which the policyholder has decided to reinvest in a Prudential annuity product.

International Financial Reporting Standards (IFRS)
Accounting standards that all publicly listed groups in the European Union are required to apply in preparing consolidated financial statements.

Investment grade
Investments rated BBB- or above for S&P, Baa3 or above for Moody's. Generally they are bonds that are judged by the rating agency as likely enough to meet payment obligations that banks are allowed to invest in them.

Investment-linked products or contracts
Insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. These are also referred to as unit linked products or unit linked contracts.

Prudential plc Annual Report 2013 369

Liquidity coverage ratio
Prudential calculates this as assets and resources available to us that are readily convertible to cash to cover corporate obligations in a prescribed stress scenario. We calculate this ratio over a range of time horizons extending to 12 months.

Liquidity premium
This comprises the premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps and the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

Market value reduction (MVR)
A reduction applied to the payment on with-profits bonds when policyholders surrender in adverse market conditions.

Money Market Fund (MMF)
An MMF is an open-ended mutual fund that invests in short-term debt securities such as US treasury bills and commercial paper. The purpose of an MMF is to provide investors with a safe place to invest easily accessible cash-equivalent assets characterised as a low-risk, low-return investment.

Mortality rate
Rate of death, varying by such parameters as age, gender, and health, used in pricing and computing liabilities for future policyholders of life and annuity products, which contain mortality risks.

Net premiums
Life insurance premiums, net of reinsurance ceded to third party reinsurers.

Net worth
Net assets for EEV reporting purposes that reflect the regulatory basis position, sometimes with adjustments to achieve consistency with the IFRS treatment of certain items.

New business margin
The value of new business on an EEV basis expressed as a percentage of the present value of new business premiums expected to be received from the new business.

New business profit
The profits, calculated in accordance with European Embedded Value Principles, from business sold in the financial reporting period under consideration.

Non-participating business
A life insurance policy where the policyholder is not entitled to a share of the company's profits and surplus, but receives certain guaranteed benefits. Also known as non-profit in the UK. Examples include pure risk policies (eg fixed annuities, term insurance, critical illness) and unit-linked insurance contracts.

OEIC Open ended investment company
A collective investment fund structured as a limited company in which investors can buy and sell shares.

Operational borrowings
Borrowings which arise in the normal course of the business.

Participating funds
Distinct portfolios where the policyholders have a contractual right to receive at the discretion of the insurer additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits. The insurer may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits. For Prudential the most significant participating funds are with-profits funds for business written in the UK, Hong Kong, Malaysia and Singapore.

Participating policies or participating business
Contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits. This is also referred to as with-profits business.

Payback period
Payback period is the time in which the initial 'cash' outflow of investment is expected to be recovered from the 'cash' inflows generated by the investment. We measure cash outflow by our investment of free surplus in new business sales. The payback period equals the time taken for this business to generate free surplus to cover this investment. Payback periods are measured on an undiscounted basis.

Present value of new business premiums or PVNBP
The present value of new business premiums is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Prudential Regulation Authority or PRA
The PRA is a UK regulatory body responsible for Prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.

Regular premium product
A life insurance product with regular periodic premium payments.

Rider
A supplemental plan that can be attached to a basic insurance policy, with payment of additional premium.

Risk margin reserve (RMR) charge
An RMR is included within operating profit based on longer-term investment returns and represents a charge for long-term expected defaults of debt securities, determined by reference to the credit quality of the portfolio.

Scottish Amicable Insurance Fund (SAIF)
SAIF is a ring-fenced sub-fund of the Prudential Assurance Company's long-term fund following the acquisition of the mutually owned Scottish Amicable Life Assurance Society in 1997. The fund is solely for the benefit of policyholders of SAIF. Shareholders of Prudential plc have no interest in the profits of this fund although they are entitled to asset management fees on this business.

Separate account
A separate account is a pool of investments held by an insurance company not in or 'separate' from its general account. The returns from the separate account generally accrue to the policyholder. A separate account allows an investor to choose an investment category according to his individual risk tolerance, and desire for performance.

Single premiums
Single premium policies of insurance are those that require only a single lump sum payment from the policyholder.

Additional information

370 Prudential plc Annual Report 2013 Additional information Glossary Glossary continued Stochastic techniques Unit-linked products or unit-linked Stochastic techniques incorporate results contracts from repeated simulations using key See ‘investment-linked products or financial parameters which are subject to contracts’ above. random variations and are projected into the future. Universal life An insurance product where the customer Subordinated debt pays flexible premiums, subject to specified A fixed interest issue or debt that ranks limits, which are accumulated in an account below other debt in order of priority for and are credited with interest (at a rate repayment if the issuer is liquidated. either set by the insurer or reflecting Holders are compensated for the added risk returns on a pool of matching assets). The through higher rates of interest. Under EU customer may vary the death benefit and insurance regulation, subordinated debt is the contract may permit the customer to not treated as a liability and counts towards withdraw the account balance, typically the coverage of the required minimum subject to a surrender charge. margin of solvency, with limitations. Variable annuity (VA) (US) Surrender An annuity whose value is determined by The termination of a life insurance policy the performance of underlying investment or annuity contract at the request of the options that frequently includes securities. policyholder after which the policyholder A variable annuity’s value is not guaranteed receives the cash surrender value, if any, and will fluctuate, depending on the value of the contract. of its underlying investments. The holder of a variable annuity assumes the Surrender charge or surrender fee investment risk and the funds backing a The fee charged to a policyholder when a variable annuity are held in the insurance life insurance policy or annuity contract is companies separate account. VAs are surrendered for its cash surrender similar to unit-linked annuities in the UK. value prior to the end of the surrender charge period. Whole of life A type of life insurance policy that provides Takaful lifetime protection; premiums must usually Insurance that is compliant with Islamic be paid for life. The sum assured is paid out principles. whenever death occurs. Commonly used for estate planning purposes. Time value of options and guarantees With-profits funds The value of financial options and See ‘participating funds’ above. guarantees comprises two parts, the intrinsic value and the time value. The Yield intrinsic value is given by a deterministic A measure of the income received from an valuation on best estimate assumptions. investment compared to the price paid for The time value is the additional value the investment. Normally expressed as arising from the variability of economic a percentage. outcomes in the future. Total shareholder return (TSR) TSR represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the ex-dividend date. Unallocated surplus Unallocated surplus is recorded wholly as a liability and represents the excess of assets over policyholder liabilities for Prudential’s with-profits funds. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders.

Prudential plc Annual Report 2013 371

Shareholder information

Analysis of shareholder accounts as at 31 December 2013

Size of shareholding	Number of shareholder accounts	% of total number of shareholder accounts	Number of shares	% of total number of shares
1,000,001 upwards	270	0.47	2,240,797,250	87.52
500,001–1,000,000	145	0.25	104,076,810	4.06
100,001–500,000	465	0.82	108,809,956	4.25
10,001–100,000	1,750	3.07	47,980,660	1.87
5,001–10,000	2,250	3.95	15,605,333	0.61
1,001–5,000	14,587	25.59	32,368,396	1.26
1–1,000	37,546	65.85	10,743,331	0.43
Total	57,013	100	2,560,381,736	100

Dividend information

2013 final dividend	Shareholders registered on the UK register and Irish branch register	Shareholders registered on the Hong Kong branch register	Holders of US American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex dividend date	26 March 2014	27 March 2014	26 March 2014	26 March 2014
Record date	28 March 2014	28 March 2014	28 March 2014	28 March 2014
Payment date	22 May 2014	22 May 2014	On or about 2 June 2014	On or about 29 May 2014

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company Registrars:

By post
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA

By telephone
Tel 0871 384 2035
Fax 0871 384 2100
Textel 0871 384 2255 (for hard of hearing)

Calls to 0871 numbers are charged at 8p per minute plus network extras. Lines are open from 8.30am to 5.30pm (UK), Monday to Friday. International shareholders Tel: +44 (0) 121 415 7026

Dividend mandates

Shareholders may have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti Limited (Equiniti) and request a cash dividend mandate form. Alternatively, shareholders may download the form from www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms

If you are an overseas shareholder then you may be able to make use of the overseas payment service provided by Equiniti which enables your dividends to be paid in local currency direct to your bank account. This service is currently available to over 90 countries worldwide. To obtain further information about this service please call Equiniti on the number above or alternatively visit www.shareview.com/overseaspayments

Cash dividend alternative

The Company operates a Dividend Re-investment Plan (DRIP). Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP and the timetable are available on the Company's website at www.prudential.co.uk/prudential-plc/investors

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk This will save on printing and distribution costs, and create environmental benefits. Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company's website and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or proxy form. The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP). Please contact Equiniti if you require any assistance or further information.

Equiniti shareview service

Information on how to manage shareholdings can be found at https://help.shareview.co.uk The pages at this web address provide the following:

- Answers to commonly-asked questions regarding shareholder registration;
- Links to downloadable forms, guidance notes and Company history fact sheets; and
- A choice of contact methods – via email, telephone or post.

Additional information

372 Prudential plc Annual Report 2013 Additional information Shareholder information

Shareholder information continued

Share dealing services

The Company's Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address opposite or telephone 0871 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0871 384 2020 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who have only a small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms or obtained from Equiniti. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

Irish branch register

The Company operates a branch register for shareholders in Ireland. All enquiries regarding Irish branch register accounts should be directed to Capita Asset Services, Shareholder solutions (Ireland), PO Box 7117, Dublin 2, Ireland, telephone +353 1 553 0050.

Hong Kong branch register

The Company operates a branch register for shareholders in Hong Kong. All enquiries regarding Hong Kong branch register accounts should be directed to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, telephone +852 2862 8555.

American Depositary Receipts (ADRs)

The Company's ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to J.P. Morgan, the authorised depositary bank, at J.P. Morgan Chase Bank N.A, PO Box 64504, St. Paul, MN 55164-0854, USA. Telephone General +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com

Singapore shareholder enquiries

Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 4 Shenton Way, #02-01, SGX Centre 2, Singapore 068807, telephone +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

Prudential plc Annual Report 2013 373

How to contact us

Prudential plc
Laurence Pountney Hill
London EC4R 0HH
Tel +44 (0)20 7220 7588
www.prudential.co.uk

Paul Manduca
Chairman

Tidjane Thiam
Group Chief Executive

Nic Nicandrou
Chief Financial Officer

Pierre-Olivier Bouée
Group Chief Risk Officer

John Foley
Group Investment Director

Peter Goerke
Group Human Resources Director

John Murray
Group Communications Director

Margaret Coltman
Group General Counsel

Alan Porter
Group Company Secretary

Prudential UK & Europe
3 Sheldon Square
London W2 6PR
Tel +44 (0)800 000 000
www.pru.co.uk

Jackie Hunt
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel +44 (0)20 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Prudential Corporation Asia
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong
Tel +852 2918 6300
www.prudentialcorporation-asia.com

Barry Stowe
Chief Executive

Jackson National Life Insurance Company
1 Corporate Way
Lansing
Michigan 48951
USA
Tel +1 517 381 5500
www.jackson.com

Mike Wells
President & Chief Executive Officer

Institutional Analyst and Investor Enquiries
Tel +44 (0)20 7548 3300
E-mail: investor.relations@prudential.co.uk

UK Register Private Shareholder Enquiries
Tel 0871 384 2035
International shareholders
Tel +44 (0) 121 415 7026

Irish Branch Register Private Shareholder Enquiries
Tel +353 1 553 0050

Hong Kong Branch Register Private Shareholder Enquiries
Tel +852 2862 8555

US American Depositary Receipts Holder Enquiries
Tel +1 651 453 2128

The Central Depository (Pte) Limited Shareholder Enquiries
Tel +65 6535 7511

Media Enquiries
www.prudential.co.uk/media/enquiries

Additional information

374 Prudential plc Annual Report 2013 Additional information How to contact us How to contact us continued Prudential public limited company Forward-looking statements growth, inflation, and deflation; experience Incorporated and registered in England This document may contain in particular with regard to mortality and and Wales ‘forward-looking statements’ with respect morbidity trends, lapse rates and policy to certain of Prudential’s plans and its goals renewal rates; the timing, impact and other Registered office and expectations relating to its future uncertainties of future acquisitions or Laurence Pountney Hill financial condition, performance, results, combinations within relevant industries; London EC4R 0HH strategy and objectives. Statements that the impact of changes in capital, solvency Registered number 1397169 are not historical facts, including standards, accounting standards or statements about Prudential’s beliefs and relevant regulatory frameworks, and tax www.prudential.co.uk expectations and including, without and other legislation and regulations in the limitation, statements containing the words jurisdictions in which Prudential and its Prudential plc is a holding company, ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, affiliates operate; and the impact of legal subsidiaries of which are authorised and ‘estimates’, ‘projects’, ‘believes’, ‘intends’, actions and disputes. These and other regulated by the Prudential Regulation ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, important factors may for example result in Authority and the Financial Conduct and words of similar meaning, are changes to assumptions used for Authority. forward-looking statements. These determining results of operations or statements are based on plans, estimates re-estimations of reserves for future policy and projections as at the time they are benefits. Further discussion of these and made, and therefore undue reliance should other important factors that could cause not be placed on them. By their nature, all Prudential’s actual future financial forward-looking statements involve risk condition or performance or other and uncertainty. A number of important indicated results to differ, possibly factors could cause Prudential’s actual materially, from those anticipated in future financial condition or performance Prudential’s forward-looking statements or other indicated results to differ can be found under the ‘Risk Factors’ materially from those indicated in any heading in this document. forward-looking statement. Such factors Any forward-looking statements include, but are not limited to, future contained in this document speak only market conditions, including fluctuations in as of the date on which they are made. interest rates and exchange rates and the Prudential expressly disclaims any potential for a sustained low-interest rate obligation to update any of the environment, and the performance of forward-looking statements contained financial markets generally; the policies in this document or any other and actions of regulatory authorities, forward-looking statements it may make, including, for example, new government whether as a result of future events, new initiatives related to the financial crisis and information or otherwise except as the effect of the European Union’s required pursuant to the UK Prospectus ‘Solvency II’ requirements on Prudential’s Rules, the UK Listing Rules, the UK capital maintenance requirements; the Disclosure and Transparency Rules, the impact of continuing designation as a Hong Kong Listing Rules, the SGX-ST Global Systemically Important Insurer or listing rules or other applicable laws and ‘G-SII’; the impact of competition, economic regulations.

Prudential plc Annual Report 2013 375 Additional information

376 Prudential plc Annual Report 2013

Printed on Amadeus 75 Matt, a paper made from 75 per cent recycled post-consumer waste and 25 per cent fibre sourced from fully sustainable forests; and Amadeus 100 White Offset which is made from 100 per cent recycled post-consumer waste. All material used in this report has been independently certified according to the rules of the Forest Stewardship Council (FSC). All pulps used are elemental chlorine free, and the inks used are vegetable oil based. The manufacturing mills and the printer are registered to the Environmental Management System ISO 14001 and are FSC chain-of-custody certified. Designed by Fishburn™ Printed in the UK by CPI Colour

Prudential public limited company Incorporated and registered in England and Wales Registered office Laurence Pountney Hill London EC4R 0HH Registered number 1397169 www.prudential.co.uk Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority.